Form 20-F
period 2018-12-31
MDJM LTD
filed 2019-04-26
CIK 1741534

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from   to

Commission file number: 001-38768

MDJM LTD

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Siping Xu, Chief Executive Officer

MDJM LTD

Suite C-1505, Saidun Center

Xikang Road, Heping District, Tianjin

People’s Republic of China

+ 86 -2283520851

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares, par value $0.001	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 11,621,459 Ordinary Shares, par value US$0.001 per share, as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

INTRODUCTION

“We,” “us,” “our,” “Company,” or the “Group” are to MDJM LTD (“MDJM”), a Cayman Islands company, and its Affiliated Entities, as the case may be. Unless the context otherwise requires, in this annual report on Form 20-F references to:

•	“Affiliated Entities” are to our subsidiaries and Mingda Tianjin and its subsidiaries and branch offices;

•	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

•	“Exchange Act” are to the Securities Exchange Act of 1934;

•	“fiscal year” are to the period from January 1 to December 31 of the year;

•	“GAAP” are to generally accepted accounting principles in the United States, or U.S. GAAP;

•	“Group” are to MDJM, its subsidiaries, and the Consolidated VIE and its consolidated affiliates as a whole;

•	“MDJH Hong Kong” to the Company’s wholly owned subsidiary, MDJCC Limited, a Hong Kong corporation;

•	“Mingda Tianjin” or “Consolidated VIE” are to Tianjin Mingda Jiahe Real Estate Co. Ltd., a limited liability company organized under the laws of the PRC, which we control via a series of contractual arrangements between WFOE and Mingda Tianjin;

•	“primary real estate market” are to the market for newly constructed and completed residential and commercial real properties, “primary real estate agency services” are to agency services provided for the primary real estate market, “secondary real estate market” are to the market for all residential and commercial real properties other than those for sale in the primary real estate market, and “secondary real estate brokerage services” are to brokerage services provided for the secondary real estate market;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002;

•	“Securities Act” are to the Securities Act of 1933;

•	“Securities Exchange Commission,” “SEC,” “Commission” or similar terms are to the Securities Exchange Commission;

•	“Shares” or “Ordinary Share” are to the ordinary shares of the Company, par value $0.001 per share;

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;

•	“VIE” are to variable interest entity;

•	“WFOE” are to Beijing Mingda Jiahe Techolgy Development Co. Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by MDJH Hong Kong;

•	“Xishe” are to Xishe (Tianjin) Business Management Co. Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Mingda Tianjin;

•	“Xishe Media” are to Xishe (Tianjin) Culture and Media Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Mingda Tianjin; and

•	“Xishe Xianglin” are to Xishe Xianglin (Tianjin) Business Operations & Management Co. Ltd., a limited liability company organized under the laws of the PRC, which is controlled by Xishe who holds 51% equity ownership, and Zhongcai Nongchuang (Beijing) Technology Ltd. Co., a non-related third party of the Company, who holds 49% equity interest.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2016, 2017, and 2018.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.87 to U S$1.00, the noon buying rate in effect on December 31, 2018, as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. The exchange rate was US$1.00 to RMB 6.747 on April 25, 2019.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The following table sets forth selected historical statements of operations for the years ended December 31, 2018, 2017, and 2016, and balance sheet data as of December 31, 2018, 2017, and 2016, which have been derived from our audited consolidated financial statements included elsewhere in this annual report. The consolidated financial statements are prepared and presented in accordance with GAAP. Historical results are not necessarily indicative of the results for any future periods.

The selected consolidated statements of comprehensive income data for the years ended December 31, 2018, 2017, and 2016.

Selected Statements of Operations Information:

	2018	2017	2016

Revenue	$2,408,448	$5,532,244	$5,302,030

Operating Expenses:
Selling expenses	82,225	263,797	424,824
Payroll, payroll taxes and others	2,214,975	3,067,837	3,580,791
Rent expenses	141,959	115,615	111,708
Depreciation and amortization	12,575	7,232	5,590
(Reduction) provision for doubtful accounts, net	(146,174)	194,149	-
Other general and administrative	667,267	293,931	305,810
Total Operating Expenses	2,972,827	3,942,561	4,428,723

(Loss) Income from Operations	(564,379)	1,589,683	873,307

Other income (expense):
Government grants	-	-	436,458
Interest income	26,565	32,112	19,015
Other expense	-	(58,241)	-
Total other income (expense)	26,565	(26,129)	455,473

Income (loss) before income tax	(537,814)	1,563,554	1,328,780
Income tax	-	(396,552)	(332,230)
Net income (loss)	(537,814)	1,167,002	996,550
Net income (loss) attributable to noncontrolling interest	21,843	-	-
Net income (loss) attributable to MDJM Ltd common shareholders	$(515,971)	$1,167,002	$996,550

Net income (loss) attributable to MDJM Ltd common shareholders	$(0.05)	$0.11	$0.10

Weighted-average shares outstanding, basic and diluted *	10,400,408	10,380,000	10,380,000

* The shares are presented on a retroactive basis to reflect the founder shares issuance.

Selected Balance Sheets Information:

	As of December 31,
	2018	2017

Assets

Current Assets
Cash and cash equivalents	$6,692,557	$3,117,740
Accounts receivable, net of allowance for doubtful accounts $49,963 and $201,647, respectively	1,767,804	1,633,550
Other receivables	38,701	83,053
Prepaid expenses	235,642	299,666
Prepaid income tax	3,620	-
Total Current Assets	8,738,324	5,134,009

Property and Equipment, net	21,302	34,067

Other Assets
Deferred tax assets	135,471	217,402
Total Other Assets	135,471	217,402

Total Assets	$8,895,097	5,385,478

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities	$575,087	$473,685
Income tax payable	-	-
VAT and other taxes payable	137,695	124,799
Total current liabilities	712,782	598,484

Total liabilities	712,782	598,484

Equity:
Ordinary shares: 50,000,000 shares authorized, par value: $0.001 per share, 11,621,459 and 10,380,000 shares issued as of December 31, 2018 and 2017, respectively *	11,621	10,380
Additional paid in capital	6,664,295	2,562,057
Statutory reserve	232,542	232,542
Retained earnings	1,526,110	2,042,081
Accumulated other comprehensive loss	(229,587)	(60,066)
Total MDJM Ltd stockholders’ equity	8,204,981	4,786,994
Noncontrolling interest	(22,666)	-
Total Equity	8,182,315	4,786,994

Total Liabilities and Equity	$8,895,097	$5,385,478

* The shares are presented on a retroactive basis to reflect the founder shares issuance.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to our Business and Industry

Our business is susceptible to fluctuations in the real estate market of China.

We conduct our real estate services business primarily in China. Our business depends substantially on the conditions of the PRC real estate market. Demand for private residential real estate in China has grown rapidly in the recent decade but such growth is often coupled with volatility in market conditions and fluctuation in real estate prices. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors. Over the years, governments at both national and local levels have announced and implemented various policies and measures aimed to regulate the real estate markets, in some cases to stimulate further development and more purchase of residential real estate units and in other cases to restrict these activities from growing too rapidly. These measures can affect real estate buyers’ eligibility to purchase additional units, their down payment requirements and financing, as well as availability of land to developers and their ability to obtain financing. These measures have affected and may continue to affect the conditions of the China’s real estate market and cause fluctuations in real estate pricing and transaction volume. See “—Risks Related to Our Business—Our business may be materially and adversely affected by government measures aimed at China’s real estate industry.” Furthermore, there may be situations in which China’s real estate industry is so active that real estate developers see a reduced need for marketing initiatives and reduce their spending on such initiatives, which could potentially adversely affect our result of operations. To the extent fluctuations in the real estate market adversely affect real estate transaction volumes or prices, our financial condition and results of operations may be materially and adversely affected.

Our business may be materially and adversely affected by government measures aimed at China’s real estate industry.

The real estate industry in China is subject to government regulations, including measures that are intended to control real estate prices. Since January 2011, PRC government agencies have issued a number of restrictive rules on the real estate market, which include:

•	minimum down payments for the first self-use housing unit purchased by a family must be no less than 20% of the purchase price;
•	minimum down payments for the second housing unit purchased by a family must be no less than 40% of the purchase price, and the loan interest rate must be no less than 110% of benchmark lending interest rate;
•	all municipalities directly under the central government, all provincial capitals and other cities where the local housing prices are deemed to be too high or to have risen too fast, are required to temporarily suspend the sale of housing units to families with registered local permanent residences that already own two or more housing units, families without registered local permanent residences that already own one or more housing units, and families without registered local permanent residences that cannot provide evidence of their local payment of taxes or social insurance premiums for a required period;
•	value-added tax is imposed and calculated on the full sales revenues for the sale of all housing units held for less than two years, and for Beijing, Shanghai, Guangzhou and Shenzhen, on the difference between the sales revenue and the amount paid for the housing unit for the sale of non-ordinary housing units which were purchased two or more years ago, and for regions outside of Beijing, Shanghai, Guangzhou and Shenzhen, no value-added tax for the sales of non-ordinary housing units which were purchased two or more years ago;
•	real estate property tax pilot projects were launched in Shanghai and Chongqing. Local regulations require a real property tax to be imposed on certain local housing units purchased on or after January 28, 2011, at a current tax rate of 0.6% in Shanghai and at a tax rate ranging from 0.5% to 1.2% in Chongqing; and
•	governments of most major cities are required to set up and make public their target for controlling the price of local, newly built, residential housing units for the current year within the first season. Accordingly, many cities, including Shanghai, Beijing, Chongqing and Shenzhen, have started such exercise to announce their respective price control targets for each year since 2011.

In late February and March 2013, the PRC government issued the “New Five Policies” for administration of the housing market and detailed implementation rules, which revealed the PRC government’s strong determination to curb the increase of housing prices by requiring more stringent implementation of housing price control measures. For example, in cities where housing unit sales have already been subject to restrictions, if the local housing supply is not sufficient so that the housing prices are rising too fast, local governments are required to take more stringent measures to restrict housing units from being sold to those families who own one or more housing units. Following the request of the central government, Beijing, Shanghai and other major cities in China have announced detailed regulations for the New Five Policies in late March 2013, to further cool down local real estate markets.

To stimulate real property market, the Chinese government has carried out various policies to loosen some of the restrictive measures in 2015 and 2016. For example, the Chinese government lowered the percentage of down payment for purchase of houses during 2015 and 2016, and relaxed real property related tax policies in early 2016. Certain cities have also loosened their local housing price control measures in 2015 and 2016. However, following the real estate boom in 2015 and 2016 where the PRC real estate market saw significant and steady property sale price increases, the PRC government has urged local governments to adopt measures to stabilize the real estate market. In 2016 and 2017, the local governments of several cities in the PRC have implemented a series of measures designed to stabilize the growth of the property market on a more sustainable level. Such tightening measures have affected some of the cities where we operate, including Zhengzhou, Jinan, Suzhou, Chengdu, Tianjin, Beijing and Changsha. These measures regulate various aspects of the property market, including: (i) land acquisition financing (for example, Zhengzhou has raised the land bidding deposit to 100%), (ii) pre-sale management (for example, Jinan sets new application requirements for pre-sale permits), (iii) sale price restriction (for example, Suzhou requires developers to file sale prices at the price filing systems of relevant authorities), (iv) purchaser qualification (for example, a Jinan regulation provides that local residents are eligible to purchase no more than two residential properties while qualified non-residents are eligible to purchase only one residential property) and (v) purchaser financing (for example, Suzhou has raised down-payment ratios for first and second home owners to 50% and 80% respectively, Tianjin has raised down-payment ratios for second home owners to 60%). In 2018, certain local governments in the PRC further implemented measures to steady property sale price increases and stabilize the real estate market, such as Hainan which limited local residents from purchasing more than one residential property. Beginning in June 2018, new rules were enacted in cities where we operate, such as (1) in Chengdu, three years must pass before residents may transfer or sell newly purchased residential property; and (2) in Tianjin, the local government continue to emphasize the importance of stabilizing the local real estate market. These local measures may also cause adverse and material impacts on our business operations and financial results.

Such measures and policies by the government have caused a reduction in transactions in the real estate market. While these measures and policies remain in effect, they may continue to depress the real estate market, dissuade would-be purchasers from making purchases, reduce transaction volume, cause a decline in average selling prices, and prevent developers from raising the capital they need and increase developers’ costs to start new projects.

However, the full effect and extent of these policies on the real estate industry and our business will depend in large part on the implementation and interpretation of the circulars by governmental agencies, local governments and banks involved in the real estate industry. The PRC government’s policies and regulatory measures on the PRC real estate sector could limit our access to required financing and other capital resources, adversely affect the property purchasers’ ability to obtain mortgage financing or significantly increase the cost of mortgage financing, reduce market demand for our services and our ability to successfully make sales and obtain relevant commissions, and increase our operating costs. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures or that agencies and banks will not adopt restrictive measures or practices in response to PRC governmental policies and regulations, which could substantially reduce pre-sales of our properties and cash flow from operations and substantially increase our financing needs, which would in turn materially and adversely affect our business, financial condition, results of operations and prospects.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The Chinese economy has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Failure to maintain or enhance our brands or image could have a material and adverse effect on our business and results of operations.

We believe our “Mingdajiahe” brand is associated with a well-recognized, integrated real estate services company in the local markets that it operates, with consistent high-quality services among real estate developers and other real estate market players such as design institutes, transportation bureaus, and infrastructure bureaus in China. Our brand is integral to our sales and marketing efforts. Our continued success in maintaining and enhancing our brand and image depends to a large extent on our ability to satisfy customer needs by further developing and maintaining quality of services across our operations, as well as our ability to respond to competitive pressures. If we are unable to satisfy customer needs or if our public image or reputation were otherwise diminished, our business transactions with our customers may decline, which could in turn adversely affect our results of operations.

We may not be able to successfully execute our strategy of expanding into new geographical markets in China, which could have a material and adverse effect on our business and results of operations.

We plan to continue to expand our business into new geographical areas in China, such as first-tier, second-tier and third-tier cities in the eastern seaboard area and central China. As China is a large and diverse market, consumer trends and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China. When we enter new markets, we may face intense competition from companies with greater experience or an established presence in the targeted geographical areas or from other companies with similar expansion targets. In addition, our business model may not be successful in new and untested markets and markets with a different legal and business environment, such as Hong Kong and Macau. Therefore, we may not be able to grow our revenues in the new cities we enter into due to the substantial costs involved. Specifically, pursuant to PRC laws, while real estate service companies are not required to obtain local government approval prior to commencement of operations, they shall make record-filing with the real estate regulatory authorities at the county level or above within 30 days after effecting the SAIC registration, and local governments may impose local regulations with respect to operation eligibility and record-filing deadlines for primary real estate agency service providers to comply with. Typically, local governments impose eligibility standards such as registered capital, minimum number of qualified real estate brokers and/or sales associates, and/or minimum size of the operating premises. For local governments requesting service providers to make record filings, there may be a filing deadline imposed, and if service providers do not comply, may result in fines, penalties and/or the suspension of operation. If we are not able to meet the operation eligibility requirements, or are not able to, when applicable, timely file with relevant local real estate regulatory authorities in markets we desire to expand to, we may be unable to execute our strategy of expanding into desired new geographical markets in China, which could have a material and adverse effect on our business and results of operations.

There is no guarantee that we will be able to win bids from real estate developers at a similar rate as we have in 2018, 2017, and 2016, if the Company is unable to maintain similar bid-winning rates as right now, our results of operations and prospects may be materially and adversely affected.

A substantial part of our revenue comes from our primary real estate agency services. Our ability to generate revenue from our primary real estate agency services depends on our successfully winning bids from real estate developers. In 2018, 2017 and 2016, we were able to win 27%, 40% and 47% of the total bids we had submitted, respectively.   Our bid-winning rate in turn, depends on various factors such as the capability of our competitors, our ability to continue to deliver high quality bidding plans. Additionally, the availability of bids also depends on the general economic environment and the general growth of the PRC real estate market. Although we have been able to maintain a healthy ratio of winning bids, there can be no assurance that we will be able to continue with the current success rate. As such, if we are unable to maintain similar bid-winning rates as right now, our results of operations and prospects may be materially and adversely affected.

There is no guarantee that we will be able to maintain our sales performance as we have in 2018, 2017, and 2016. In the event that our sales performance declines due to factors outside of our control, or due to the deterioration of our performance, our results of operations and prospects may be materially and adversely affected.

A substantial part of our revenue comes from our primary real estate agency service. We generate revenue through commissions paid for by our real estate developer clients. The commission payment plans depend on the total number of units for sale, and the percentage of units we are able to sell. Our commission plans with our real estate developer clients range from fixed commission rates where, regardless of how many units we sell, we are paid the same commission rate, and progressive commission rates, where our commission increases with the number of units we are able to sell. In 2018, 2017, and 2016, we have been able to achieve the following commission rates in our sales performance, 0.87%, 1.09%, and 0.89%, respectively. Moreover, our sales performance depends on various factors. Some factors are outside of our control, such as the appetite of prospective buyers for the specific real estate projects we are promoting and selling, and general economic environment, PRC government’s restrictive policies on real estate. Our sales performance will also decline if we fail to execute our selling and marketing plans effectively, and as such, our results of operations and prospects may be materially and adversely affected.

If we cannot manage our growth effectively and efficiently, our results of operations or profitability could be adversely affected.

The revenue for the year ended December 31, 2018 was $2,408,448, a decrease of $3,123,796, or 56% from $5,532,244 in the same period of 2017. The decrease of the revenue for the year of 2018 was primarily attributed to Chinese government’s tightening policies and regulations implemented on the real estate market in China. Our revenue for 2017 was $5,532,244, an increase of 4.34% from $5,302,030 in 2016. While our revenue has been impacted by the tightening of the PRC policies on the real estate industry, we intend to continue to expand our services and operations. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the quality of our services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified real estate service professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets and launch new business initiatives. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. As a result, our quality of service may deteriorate and our results of operations or profitability could be adversely affected.

If we are unable to compete successfully, our financial condition and results of operations may be harmed.

We encounter intense competition in each of our business segments on a national, regional and local level. Competition in the industry is primarily based on quality of services, brand name recognition, geographic coverage, commission rates or service fees, and range of services. Compared to real estate development, providing real estate services does not require significant capital commitments. This low barrier to entry allows new competitors to enter our markets with relative ease. The new competitive landscape has placed additional demands on us to increase the amount of resources we provide to our customers and increase the quality of our services in order to retain our customers. New and existing competitors may offer competitive rates, greater convenience or superior services, which could attract customers away from us, resulting in lower revenues for our operations. Competition among real estate services companies may cause a decrease in commission rates or service fees we receive and higher costs to attract or retain talented employees.

While we are one of the largest real estate agency companies in Tianjin, and we are in the process of establishing our market positions in new markets such as Chengdu, Suzhou and Yangzhou, our relative competitive position varies significantly by service type and there is no guarantee that we are able to maintain our leading positions. We may not be able to continue to compete effectively, maintain our current fee arrangements or margin levels or ensure that we will not encounter increased competition.

Our major competitors in the Tianjin market are Shenzhen World Union Real Estate Consultants Co., Ltd., eHouse (China) Holdings Ltd. and Centaline Property Agency Ltd. Our major competitors in the Suzhou market are Birthidea Culture Media Co., Ltd., Tospur Real Estate Consulting Co., Ltd. and Beijing Syswin Lixiang Holding Group. Our major competitors in the Yangzhou market are Centaline Property Agency Ltd., eHouse (China) Holdings Ltd. and Xiamen New Visual Angle Real Estate Planning Agency Co., Ltd.

Some of our competitors may have a broader national presence than us and may have a more established branding recognition than us in major markets, and also may have more financial or other resources than us. Others may have smaller aggregate businesses than us, but may be more established and have greater market presence and brand name recognition on a local or regional basis. We are also subject to competition from other large national and international firms such as World Union Real Estate Consultancy (China) Ltd., Jones Lang LaSalle, Centaline Group and SouFun Holdings Limited. These firms may have more financial or other resources than us. If we fail to compete effectively, our business operations and financial condition will suffer.

Our results of operations and cash flows may fluctuate due to seasonal variations in the real estate market and the non-recurring nature of our services provided to real estate developers.

Our operating income and earnings have historically been lower during the first quarter than other quarters. This results from the relatively low level of real estate activities during the winter and the Chinese New Year holiday period, which falls within the first quarter each year.

We generated a majority of our total revenues from services provided to real estate developers, and expect to continue to rely on real estate developers to generate a significant portion of our revenues for the foreseeable future. Revenues from our services to real estate developers typically are generated on a project-by-project basis. Each project may have several phases that in the aggregate, last for more than 5 years. Developers must first obtain sales permits and the timing of obtaining sales permits varies from project to project and is subject to uncertain and potentially lengthy delays as developers need to obtain a series of other permits and approvals related to the development before obtaining the sales permit. Additionally, whether future phases of a project will be constructed depend on a variety of factors such as the macroeconomic circumstances and the real estate market circumstances, as well as the sales performance of existing phases of a project. As such, there is no guarantee how much service revenues we may generate from each of our developer clients.

It is therefore difficult to predict the interval between the time we sign the agency agreements and the time we launch the sale for the projects. We recognize commission revenue from our primary real estate agency services upon achieving successful sale of an entire project or a phase of a project. “Successful sale,” as defined in individual contracts with our developer clients, depends on, among other things, the delivery of the down payment and some purchasers may not deliver the down payments on time. Certain projects may take longer to complete the sales and thus making it difficult for us to forecast revenues and increases period-to-period fluctuations. For our independent training, we typically agree to fixed fee arrangement conditional upon the completion of a project, or a monthly consulting fee payment. For some of our consulting projects in relation to real estate design, sales and marketing strategy, land acquisition and property development, we may agree to a fixed fee arrangement conditional upon the delivery of a final product, such as providing a market study report or sales and marketing strategy report, or a monthly consulting fee payment. Because such consulting projects may take anywhere from a month to a year to perform, the timing of recognizing revenues from such projects may cause fluctuations in our quarterly revenues and even our annual revenues. Furthermore, difficulty in predicting when these projects will begin and how long it will take for us to complete them makes it difficult for us to forecast revenues.

In addition, we have in the past entered into, and expect to continue to enter into, contracts from time to time with developers requiring us to pay deposits, which has from time to time resulted in our operating with negative cash flows or, if we fail to recover such deposits, could have a material and adverse effect on our liquidity, financial condition and results of operations.

Our sales, revenues and operations will be affected if the prospective buyers are not able to secure mortgage financing on attractive terms, if at all.

A majority of the residential properties purchasers of the projects we serve rely on mortgages to fund their purchases. If the availability or attractiveness of mortgage financing is reduced or limited, many of our prospective buyers may not desire or be able to purchase our properties and, as a result, the sales progress of the property projects we serve will slow down and take longer to complete, and thus our business, liquidity and results of operations could be adversely affected. Among other factors, the availability and cost of mortgage financing may be affected by changes in PRC regulations or policies or changes in interest rates.

The circulars issued by the PRC State Council and related measures taken by local governments and banks have restricted and may continue to restrict the ability of purchasers to qualify for or obtain mortgage financing. Since January 26, 2011, for a household purchasing a second residential household property with mortgage financing, the down payment must be at least 60% of the purchase price and the interest rate for the mortgage on such property must be at least 1.1 times the benchmark interest rate. The notice of the General Office of the PRC State Council promulgated on February 26, 2013 authorized local counterparts of the PBOC to further increase down payment ratios and interest rates for loans to purchase second properties in accordance with the price control policies and targets of the corresponding local governments.

On September 29, 2014, the PBOC and the CBRC issued the Circular of PBOC and CBRC on Further Improving Financial Services for Housing, among other incentive policies, which specifies that the minimum down payment is 30% of the purchase price for purchasers of a first residential property for their households, and the minimum loan interest rate is 70% of the benchmark rate, to be decided by banking financial institutions in light of risk conditions. For purchasers of a second residential property for their households who have paid off the loan that financed their first house and reapply for a loan to finance an ordinary commodity house for the purpose of improving their living conditions, the loan policies for a first house will apply.

In light of the weakening in the property market in China, on March 30, 2015, the PBOC, the MOHURD and CBRC jointly issued the Circular on Issues concerning Individual Residential Mortgage Policies in an effort to stimulate the market. The circular reduces the minimum down payment ratios from 30% to 20% for first home buyers who use the housing provident fund for their purchase and from 60% to 40% for second home buyers with outstanding mortgages who apply for another mortgage. In addition, the circular provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 30% for their purchase of a second house if all loans are settled on their first home. Further, on August 27, 2015, the MOHURD, the Ministry of Finance of the PRC (the “MOF”) and the PBOC jointly issued the Circular on Adjusting the Minimum Down Payment for the Purchase of Houses by Individuals on the Housing Provident Fund Loans, which provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 20% for their purchase of a second house if all loans are settled on their first home.

On February 1, 2016, the PBOC and the CBRC jointly issued a notice which provides that in cities where restrictions on purchase of residential property are not being implemented, the minimum down payment ratio for a personal housing commercial loan obtained by a household for purchasing its first ordinary residential property is, in principle, 25% of the property price, which can be adjusted down by 5% by local authorities. For existing residential property household owners who have not fully repaid previous loans and are further obtaining personal housing commercial loans to purchase an additional ordinary residential property for the purpose of improving living conditions, the minimum down payment ratio must not be no less than 30% which is lower than the previous requirement of no less than 40%.

For instance, in March 2017, Tianjin promulgated new rules regarding housing fund loans, which increased the minimum down payment to 60% of the purchase price for a household purchasing a second residential household property with housing fund loans, and commercial mortgage for personal residential properties at more than 25 years (not including 25 years) are temporarily suspended, capping such mortgage terms at 25 years.

In October 2016, Suzhou increased the minimum down payment for first home owners seeking second home owner but has no outstanding real estate mortgages to 50%, and first home owners seeking second home owner but has outstanding real estate mortgages to 80%; and additionally, suspending commercial mortgages to personal purchases of real estate property by owners of more than two residents.

Effective in December 2017, Yangzhou increased the wait period of resale of residential property by one year, and suspended sale of residential property to owners of three or more residential properties in Yangzhou.

In November 2016, Chengdu adjusted the minimum housing provident fund down payment ratio to 30% for first time home-owners, and for first-home-owners with no outstanding mortgage balances; to 40% for first-home-owners with outstanding mortgage balances; and no provident fund mortgages will be provided to families that owns at least two homes. In October 2016, Chengdu adjusted the commercial down payment ratio to 40% for first home-owners seeking to buy additional personal real estate properties.

We cannot predict how long these policies will continue or what other action, if any, the banks in cities in which we operate may take.

In addition, from 2013, PRC banks have tightened the conditions on which mortgage loans are extended to home buyers by comparing the anticipated monthly repayment of the mortgage loan with the individual borrower’s monthly income and other measures. Therefore, mortgage loans for home buyers have been subject to longer processing periods or even denied by the banks. We monitor our homebuyers’ outstanding mortgage loans on an ongoing basis via our management reporting procedures and have taken the position that contracts with underlying mortgage loans with processing periods exceeding one year cannot be recognized as revenue under the percentage of completion method. As a result, we reversed contracted sales of the amounts related to apartments for which mortgage loans with processing periods exceeding one year when recognizing revenue under the percentage of completion method.

Our reliance on a concentrated number of real estate developers may materially and adversely affect us.

During the year ended December 31, 2018, our top four customers represented approximately 76% of our total net revenues, with 28%, 25%, 12% and 11%, respectively. Revenues derived from services we rendered to the top ten clients in 2017 and 2016, accounted for approximately 91% and 93%, respectively, of our total revenues. We do not have cooperation agreements or other partnership agreements with our top clients. In the future, we cannot guarantee that we will be able to win bids for primary agent sales services with real estate developers of similar calibers who would provide us with similar revenues, or require our services at the same level, or they may experience financial or other difficulties that prevent them from making timely delivery of their properties under development. Should these real estate developers terminate or substantially reduce their agency services contract with us and we fail to find alternative real estate developers to provide us with revenue-generating business, or if any of them fail to make timely delivery of their properties under development, our financial condition and results of operations may be materially and adversely affected.

We face long cycles to settle our accounts receivable and customer deposits, which could materially and adversely affect our results of operations.

As part of the industry practice, many of our developer clients elect to settle our commission and other service fees only upon the completion of the entire project or a phase of a project. Our working capital levels are therefore affected by the time lag between the time we actually make sales, bill our clients and collect the funds owed to us. This also results in large accounts receivable balances. As of December 31, 2018 and 2017, our accounts receivable balances, net of allowance for doubtful accounts, were $1,767,804 and $1,633,550, respectively. Some of our developer clients require us to pay an upfront and refundable deposit as demonstration of our financial strength and commitment to provide high quality service, and refund such deposits subject to certain pre-determined criteria at a date specified in the agency contracts. As of December 31, 2018, we had no such deposit made to our client.

We may be subject to liabilities in connection with real estate agency activities.

As a real estate sales agent, we and our licensed employees are subject to statutory obligations not to sell properties that fail to meet the statutory sales conditions or provide false statements on the conditions of any property in any advertisement. We must present clients with relevant title certificates or sales permits of the properties and the related letter of authorization. Failure to fulfill these obligations could subject us or our employees to litigation from parties who purchased, sold or leased properties we brokered. We or our employees may become subject to claims by other participants in real estate transactions claiming that we or our employees did not fulfill our statutory obligations as brokers. Additionally, if we were to be found to have sold residential property that fail to meet the statutory sales conditions, we are subject to various fines ranging from RMB 20,000 to RMB 30,000, or provide false statements on the conditions of any property in any advertisement, we are subject to various fines in proportion to the advertisement income.

If we fail to hire, train and retain qualified managerial and other employees, our business and results of operations could be materially and adversely affected.

We place substantial reliance on the real estate industry experience and knowledge of our senior management team as well as their relationships with other industry participants. Mr. Siping Xu, our chairman and chief executive officer, is particularly important to our future success due to his substantial experience and reputation in the real estate industry. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of the services of one or more members of our senior management team due to their departure, or otherwise, could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected.

Our real estate service professionals interact with our customers on a daily basis. They are critical to maintaining the quality and consistency of our services and our brand and reputation. It is important for us to attract qualified managerial and other employees who have experience in real estate related services and are committed to our service approach. There may be a limited supply of qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must also provide continuous training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decrease in one or more of the markets where we operate, which in turn, may cause a negative perception of our brand and adversely affect our business.

Our business depends on our brand name “Mingda Jiahe.” Because we do not currently have any copyright or trademark protection for our company name or brand name, there is no guarantee that someone else will not encroach upon our intellectual property rights, which could negatively affect our business and results of operations.

We believe that market recognition of our name “Mingda Jiahe” has contributed significantly to the success of our business. We also believe that maintaining and enhancing the “Mingda Jiahe” brand is critical to maintaining our competitive advantage. We currently have no copyright or trademark for our company name or brand name. We may seek such protection in the future; however, we currently have no plans to do so. Since we have no copyright protection, unauthorized persons may attempt to copy aspects of our business, including our web site design or functionality, products, or marketing materials. Any encroachment upon our corporate information, including the unauthorized use of our brand name, the use of a similar name by a competing company or a lawsuit initiated against us for infringement upon another company's proprietary information or improper use of their copyright, may affect our ability to create brand name recognition, cause customer confusion and/or have a detrimental effect on our business. Litigation or proceedings may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain name and/or to determine the validity and scope of the proprietary rights of others. Any such infringement, litigation or adverse proceeding could result in substantial costs and diversion of resources and could harm our business and results of operations.

Any failure to protect our trademarks and other intellectual property rights could have a negative impact on our business.

We believe our trademarks and other intellectual property rights are critical to our success. Any unauthorized use of our trademarks and other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States or the Cayman Islands, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use are difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.

As internet domain name rights are not rigorously regulated or enforced in China, other companies have incorporated in their domain names elements similar in writing or pronunciation to the “Mingdajiahe” trademark or their Chinese equivalents. This may result in confusion between those companies and our company and may lead to the dilution of our brand value, which could adversely affect our business.

If we fail to obtain or keep licenses, permits or approvals applicable to the various real estate services provided by us, we may incur significant financial penalties and other government sanctions.

Due to the broad geographic scope of our operations and the wide variety of real estate services we provide, we are subject to numerous national, regional and local laws and regulations specific to the services we perform. Pursuant to the applicable regulations regarding real estate agency and brokerage businesses, a real estate broker is required to conduct a filing with the real estate administrative authority within 30 days after issuance of its business license. We have completed such filings with the relevant local real estate administrative authorities for Tianjin Mingda, our Suzhou Branch Office and Yangzhou Branch Office.

If we fail to properly file records or to obtain or maintain the licenses and permits for conducting our businesses, the relevant branch office or subsidiary may be ordered to cease conducting the relevant real estate services and be subject to warning, fines and revocation of its licenses. Given the large size and scope of real estate sale transactions, both the difficulty of ensuring compliance with the multiple levels of licensing regimes and the possible loss resulting from non-compliance are significant.

Moreover, our consolidated VIE, Mingda Tianjin, its consolidated subsidiaries and consolidated branch offices, are required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide their current services, including an ICP license for our www.mingdapartner.com website located in the PRC. Specifically, Mingda Tianjin, Suzhou Branch Office, Yangzhou Branch Office, each engaged in providing primary real estate agency services, are either required to maintain applicable primary real estate brokerage licenses or submit for record filing with the relevant local regulatory authorities. These licenses are essential to the operation of the relevant business segments and are generally subject to review by the relevant governmental authorities. Our Consolidated VIE, its consolidated subsidiaries and consolidated branch offices may also be required to obtain additional licenses.

If we fail to properly obtain or maintain the licenses and permits or complete the filing and registrations required to conduct our business, our affected subsidiaries, Consolidated VIE and its consolidated subsidiaries and consolidated branch offices in China may be warned, fined, have their licenses or permits revoked, or ordered to suspend or cease providing certain services, or subjected to other penalties, including confiscation of revenues, sanctions or liabilities, which in turn could materially and adversely affect our business, financial condition and results of operations.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. As we are an “emerging growth company,” we are expected to first include a management report on our internal controls over financial reporting in our annual report in the second fiscal year end following the effectiveness of our initial public offering. As such, these requirements are expected to first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2019. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to our initial public offering in January 2019, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We planned to remedy our material weaknesses and other control deficiencies in time to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our Ordinary Shares. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and its implementing rules that became effective in September 2008 and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Besides, pursuant to the Labor Contract Law and its amendments, dispatched employees are intended to be a supplementary form of employment and the fundamental form should be direct employment by enterprises and organizations that require employees. Further, it is expressly stated in the Interim Provisions on Labor Dispatch that became effective on March 1, 2014 that the number of seconded employees an employer uses may not exceed 10% of its total labor force and the employer has a two-year transition period to comply with such requirement. Our VIE and its consolidated subsidiaries and consolidated branch offices had used seconded employees for their principal business activities. The transition period ended on February 29, 2016, and those PRC subsidiaries have taken steps to decrease the number of seconded employees. If the relevant PRC subsidiaries are deemed to have violated the limitation on the use of seconded employees under the relevant labor laws and regulations, we may be subject to fines and incur other costs to make required changes to our current employment practices.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Our success depends substantially on the continued retention of certain key personnel and our ability to hire and retain qualified personnel in the future to support our growth and execute our business strategy.

If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. While we depend on the abilities and participation of our current management team generally, we rely particularly upon Mr. Siping Xu, our chairman and chief executive officer who is responsible for the development and implementation of our business plan. The loss of the services of Mr. Siping Xu for any reason could significantly adversely impact our business and results of operations. Competition for senior management and senior technology personnel in the PRC is intense and the pool of qualified candidates is very limited. We cannot assure you that the services of our senior executives and other key personnel will continue to be available to us, or that we will be able to find a suitable replacement for them if they were to leave.

Because we are a Cayman Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

We are incorporated in the Cayman Islands and conduct our operations primarily in China. Substantially all of our assets are located outside of the United States. In addition, all of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

Since our chief executive officer owns 98.27% of our Ordinary Shares, he has the ability to elect directors and approve matters requiring shareholder approval by way of ordinary resolution or special resolution.

Mr. Siping Xu, our Chief Executive Officer, and Chairman, is currently the beneficial owner of 10,200,000 shares, or 98.27% of our outstanding Ordinary Shares, which are directly held by MDJH LTD, an entity 100% owned by Mr. Xu. As result, Mr. Xu is able to exert significant voting influence over fundamental and significant corporate matters and transactions. He has the power to elect all directors and approve all matters requiring shareholder approval without the votes of any other shareholder. He has significant influence over a decision to enter into any corporate transaction and has the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Ordinary Shares.

The proposed tariffs by the U.S. government and the potential of a trade war between the U.S. and China, and on a larger scale, internationally, may dampen global growth. If the U.S. government, in the future, subjects the services that we provide to proposed tariffs, our business operations and revenues may be negatively impacted.

The U.S. government has recently proposed, among other actions, imposing new or higher tariffs on specified products imported from China to penalize China for what it characterizes as unfair trade practices and China has responded by proposing new or higher tariffs on specified products imported from the United States. On April 3, 2018, the Office of the United States Trade Representative published a notice of determination and request for public comment under Section 301 under the Trade Act of 1974 (the “Notice”) concerning the proposed imposition of an additional 25% tariff on specified products from China, which products comprise approximately $50 billion in annual trade value for calendar year 2018. In response, China has proposed tariffs on a number of U.S. goods, on a much smaller scale, in the current time. Based on our analysis of the list of products set forth in the Notice, we expect that the proposed tariffs will not have a material direct impact on our business operations, as we are based in the PRC, and deliver services to customers exclusively located within the PRC market. However, the proposed tariffs may cause the depreciation of the RMB currency and a contraction of certain PRC industries that will likely be affected by the proposed tariffs. As such, there may be potential decrease in the spending powers of our target real estate property buyers and/or a negative impact on the operation of our developer clients, which in turn, may lead to a contraction of the PRC real estate market. As such, we may have access to fewer business opportunities and our operation may be negatively impacted. In addition, future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from disclosure and other requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

Risks Relating to Doing Business in the PRC

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law or the FIL, which will take effect on January 1, 2020, and replace the existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, or Existing FIE Laws, together with their implementation rules and ancillary regulations. The FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Foreign Investment.”

However, uncertainties still exist in relation to interpretation and implementation of the FIL, especially in regard to, including, among other things, the nature of variable interest entities contractual arrangements, the promulgation schedule of both the “negative list” under the FIL and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While FIL does not define contractual arrangements as a form of foreign investment explicitly, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIEs through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, our contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Our business may be significantly affected by the new Foreign Investment Law.

In December 2018, the standing committee of the National People’s Congress reviewed a draft Foreign Investment Law, and this draft was subsequently published for public comment. In March 2019, a new draft of Foreign Investment Law was submitted to the National People’s Congress for review and was approved on March 15, 2019, which will come into effect from January 1, 2020. The approved Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Since the Foreign Investment Law is new, there are substantial uncertainties exist with respect to its implementation and interpretation and it is also possible that the VIE entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to our operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect our business, financial condition and results of operations.

Changes in the policies of the PRC government could have a significant impact upon our ability to operate profitably in the PRC.

We conduct all of our operations and all of our revenue is generated in the PRC. Accordingly, economic, political and legal developments in the PRC will significantly affect our business, financial condition, results of operations and prospects. Policies of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our ability to operate profitably in the PRC may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation, particularly those dealing with the Internet, including censorship and other restriction on material which can be transmitted over the Internet, security, intellectual property, money laundering, taxation and other laws that affect our ability to operate our website.

Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all.

Although the PRC government has been pursuing a number of economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC. Because of the nature of our business, we are dependent upon the PRC government pursuing policies that encourage private ownership of businesses. Restrictions on private ownership of businesses would affect the securities business in general and businesses using real estate service in particular. We cannot assure you that the PRC government will pursue policies favoring a market-oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitable.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.

In July 2014, SAFE promulgated the Circular on Issues Concerning Foreign Exchange Administration Over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles, or Circular 37, which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, referred to in Circular 37 as a “special purpose vehicle” for the purpose of holding domestic or offshore assets or interests. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on its ability to contribute additional capital to its PRC subsidiaries. Further, failure to comply with the SAFE registration requirements could result in penalties under PRC law for evasion of foreign exchange regulations.

Mr. Siping Xu, Yang Li, Xia Ding, Qiang Ma, Liang Zhang, Zhengyuan Huang, Meina Guo, Mengnan Wang, Jie Zhang, and Lei Cai (each, a “Beneficial Owner,” and together, the “Beneficial Owners”), who are our beneficial owners and are PRC residents, have completed the initial foreign exchange registrations. However, as the promulgation of Circular 37 is relatively recent, it is unclear how these regulations will be interpreted and implemented. We cannot assure you that our ultimate shareholders who are PRC residents will in the future provide sufficient supporting documents required by the SAFE or complete the required registration with the SAFE in a timely manner, or at all. Any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on WFOE’s ability to pay dividends or make distributions to us and on our ability to increase our investment in the WFOE.

Although we believe that our agreements relating to our structure are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

Because our business is conducted in RMB and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the currently of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the RMB and dollar affect the value of our assets and the results of our operations in United States dollars. The value of the RMB against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Changes in the conversion rate between the United States dollar and the RMB will affect that amount of proceeds we will have available for our business.

Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The EIT Law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. In April 2009, the State Administration of Taxation, or SAT, issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management bodies” of a PRC-controlled enterprise that is incorporated offshore is located in China. However, there are no further detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” Although our board of directors and management are located in the PRC, it is unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

If we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiary and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise”, any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our ordinary shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our Ordinary Shares.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC subsidiary is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, projects or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this annual report, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate.

Even after we obtain the Hong Kong tax resident certificate, we are required by applicable tax laws and regulations to file required forms and materials with relevant PRC tax authorities to prove that we can enjoy 5% lower PRC withholding tax rate. MDJH HK intends to obtain the required materials and file with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received from MDJH HK.

Our contractual arrangements with Mingda Tianjin and its shareholders may not be effective in providing control over Mingda Tianjin.

All of our current revenue and net income is derived from Mingda Tianjin, its subsidiaries and branch offices. We do not have an equity ownership interest in Mingda Tianjin but rely on contractual arrangements with Mingda Tianjin to control and operate its business and the business of its subsidiaries and branch offices. However, these contractual arrangements may not be effective in providing us with the necessary control over Mingda Tianjin and its operations. Any deficiency in these contractual arrangements may result in our loss of control over the management and operations of Mingda Tianjin, which will result in a significant loss in the value of an investment in our company. We rely on contractual rights through our VIE structure to effect control over and management of Mingda Tianjin and its subsidiaries and branch offices, which exposes us to the risk of potential breach of contract by the shareholders of Mingda Tianjin. In addition, as our chief executive officer Mr. Siping Xu owns 98.27% of Mingda Tianjin’s outstanding equity, it may be difficult for us to change our corporate structure if such shareholder refuses to cooperate with us.

Because we conduct our business through Mingda Tianjin, a VIE entity, if we fail to comply with applicable law, we could be subject to severe penalties and our business could be adversely affected.

We operate our business through Mingda Tianjin, a VIE entity, the equity of which is principally owned by Mr. Siping Xu, our chief executive officer and principal stockholder, through a series of contractual agreements, as a result of which, under United States generally accepted accounting principles, the assets and liabilities of Mingda Tianjin are treated as our assets and liabilities and the results of operations of Mingda Tianjin are treated in all respects as if they were the results of our operations. There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements between WFOE and Mingda Tianjin.

On or around September 2011, various media sources reported that the China Securities Regulatory Commission (the “CSRC”) had prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or what they would provide.

If WFOE, Mingda Tianjin or their ownership structure or the contractual arrangements are determined to be in violation of any existing or future PRC laws, rules or regulations, or WFOE or Mingda Tianjin fails to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of WFOE or Mingda Tianjin;
•	discontinuing or restricting the operations of WFOE or Mingda Tianjin;
•	imposing conditions or requirements with which we, WFOE, or Mingda Tianjin may not be able to comply;
•	requiring us, WFOE, or Mingda Tianjin to restructure the relevant ownership structure or operations which may significantly impair the rights of the holders of our Ordinary Shares in the equity of Mingda Tianjin;
•	restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China; and
•	imposing fines.

We cannot assure you that the PRC courts or regulatory authorities may not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations. If the PRC courts or regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules or regulations, our contractual arrangements will become invalid or unenforceable, and Mingda Tianjin will not be treated as a VIE entity and we will not be entitled to treat Mingda Tianjin’s assets, liabilities and results of operations as our assets, liabilities and results of operations, which could effectively eliminate the assets, revenue and net income of Mingda Tianjin from our balance sheet, which would most likely require us to cease conducting our business and would result in the delisting of our Ordinary Shares from Nasdaq Capital Market and a significant impairment in the market value of our Ordinary Shares.

If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our stock.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by China Securities Regulatory Commission, a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings or any of our other public pronouncements.

The failure to comply with PRC regulations relating to mergers and acquisitions of domestic projects by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure.

On August 8, 2006, MOFCOM, joined by the CSRC, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the State Administration for Industry and Commerce (the “SAIC”), and SAFE, jointly promulgated regulations entitled the Provisions Regarding Mergers and Acquisitions of Domestic Projects by Foreign Investors (the “M&A Rules”), which took effect as of September 8, 2006, and as amended on June 22, 2009. This regulation, among other things, have certain provisions that require offshore special purpose vehicles formed for the purpose of acquiring PRC domestic companies and controlled directly or indirectly by PRC individuals and companies, to obtain the approval of MOFCOM prior to engaging in such acquisitions and to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock market. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

The application of the M&A Rules with respect to our corporate structure remains unclear, with no current consensus existing among leading PRC law firms regarding the scope and applicability of the M&A Rules. Thus, it is possible that the appropriate PRC government agencies, including MOFCOM, would deem that the M&A Rules required us or our entities in China to obtain approval from MOFCOM or other PRC regulatory agencies in connection with WFOE’s control of Mingda Tianjin through contractual arrangements. If the CSRC, MOFCOM, or another PRC regulatory agency determines that government approval was required for the VIE arrangement between WFOE and Mingda Tianjin, or if prior CSRC approval for overseas financings is required and not obtained, we may face severe regulatory actions or other sanctions from MOFCOM, the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines or other penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from overseas financings into the PRC, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel overseas financings, to restructure our current corporate structure, or to seek regulatory approvals that may be difficult or costly to obtain.

The M&A Rules, along with certain foreign exchange regulations discussed below, will be interpreted or implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, and we cannot predict how they will affect our acquisition strategy. For example, Mingda Tianjin’s ability to remit its profits to us or to engage in foreign-currency-denominated borrowings, may be conditioned upon compliance with the SAFE registration requirements by Mr. Siping Xu, principal shareholder of the Registrant and the VIE Entity, over whom we may have no control.

Our contractual agreements with Mingda Tianjin are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.

As all of our contractual arrangements with Mingda Tianjin are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Disputes arising from these contractual arrangements between us and Mingda Tianjin will be resolved through arbitration in China, although these disputes do not include claims arising under the United States federal securities law and thus do not prevent you from pursuing claims under the United States federal securities law. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements, through arbitration, litigation and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements and exert effective control over Mingda Tianjin. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over Mingda Tianjin, and our ability to conduct our business may be materially and adversely affected.

Risks Relating to Our Ordinary Shares and the Trading Market

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance.

The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and other operating results;
•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
•	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
•	lawsuits threatened or filed against us; and
•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We will incur increased costs after we cease to qualify as an “emerging growth company.”

The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. As an “emerging growth company” pursuant to the JOBS Act, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance increased disclosure requirements.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to continue qualifying as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rule requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may, follow home country practice in lieu of the above requirements, or we may choose to comply with the Nasdaq requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Since a majority of our board of directors will not consist of independent directors, fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and have appointed a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control.

Some provisions of our amended and restated memorandum and articles of association, may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

•	provisions that authorize our board of directors to issue shares with preferred, deferred or other special rights or restrictions without any further vote or action by our shareholders; and
•	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

Our board of directors may decline to register transfers of ordinary shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary shares which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law (2018 Revision) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s amended and restated articles of association. Our amended and restated articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least twenty-one clear days is required for the convening of our annual general shareholders’ meeting and at least fourteen clear days notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in the Company.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

•	At least 75% of our gross income for the year is passive income; or
•	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. It is possible that, however, for our 2019 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Mingda Tianjin as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Mingda Tianjin, and as a result, we are treating Mingda Tianjin as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Therefore, the income and assets of Mingda Tianjin should be included in the determination of whether or not we are a PFIC in any taxable year. However, if we are not treated as owning Mingda Tianjin for United States federal income tax purposes, we would likely be treated as a PFIC.

Recently introduced economic substance legislation of the Cayman Islands may adversely impact us or our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Law, 2018 (the “Substance Law”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards. However, it is anticipated that the Company itself may remain out of scope of the legislation or else be subject to more limited substance requirements. Although it is presently anticipated that the Substance Law will have little material impact on the Company or its operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on the Company.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

On January 26, 2018, we established a holding company, MDJM LTD (formerly known as MDJLEAD LTD), under the laws of the Cayman Islands (“MDJM”). MDJM owns 100% of MDJCC Limited, a Hong Kong Company incorporated on February 9, 2018 (“MDJH Hong Kong”).

On March 9, 2018, WFOE was incorporated pursuant to PRC laws as a wholly foreign owned enterprise. MDJH Hong Kong holds the 100% equity interest in WFOE. On October 20, 2017, Xishe was incorporated pursuant to PRC laws as a limited company. Mingda Tianjin holds the 100% equity interest in Xishe.

On March 9, 2018, Xishe Xianglin was incorporated pursuant to PRC laws as a limited company. Xishe holds 51% of equity interest in Xishe Xianglin, and the remaining 49% is held by a non-related third-party, Zhongcai Nongchuang (Beijing) Technology Ltd. Co.

On July 25, 2018, Xishe Media was incorporated pursuant to PRC laws as a limited company. Mingda Tianjin holds the 100% equity interest in Xishe Media.

We operate through our variable interest entity, Mingda Tianjin, and its subsidiaries and branch offices. Mingda Tianjin was established in 2002 a limited company established pursuant to PRC laws, and began generating revenue in 2005. Since the inception of Mingda Tianjin, we have consolidated our business practice, consistently expanded our business operation beyond primary sales agency service to include stand-alone consulting services and more recently in 2016, launched independent third-party evaluation and training services, deepened our expertise and connection first in our native Tianjin market and then in other prominent second-and third-tier cities such as Chengdu, where we completed our first local project in 2014, Suzhou where we first registered Tianjin Mingda’s branch office (the “Suzhou Branch Office”) in 2017 and Yangzhou where we maintain an office and first registered Tianjin Mingda’s branch office (the “Yangzhou Branch Office”) in 2017. Neither the Suzhou Branch Office nor the Yangzhou Branch Office are an independent legal entities from Tianjin Mingda. Each of the Suzhou Branch Office and the Yangzhou Branch Office is established pursuant to the local regulations that require non-local enterprises engaged in real estate service operations to register branch offices in local jurisdictions. The Suzhou Branch Office and Yangzhou Branch Office both started generating revenue in January 2018. Through subsidiaries of Mingda Tianjin, Xishe, Xishe Xiangling and Xishe Media, we launched new operation in 2018, the holistic tourism destinations development operation, to provide real estate marketing and planning services, real estate agency services, beautiful village operating services, and advertisement planning service. We expect to start generating revenue in the second quarter of 2019 regarding our holistic tourism destinations development operation.

Mingda Tianjin’s shareholders include certain corporate entities controlled by PRC residents.

Pursuant to PRC laws, each entity formed under PRC law shall have certain business scope as submitted to the Administration of Industry and Commerce or its local counterpart. Pursuant to specific business scopes, approval by the relevant competent regulatory agencies may be required prior to commencement of business operations. As such, WFOE’s business scope is to primarily engage in technology development, provision of technology service, technology consulting; development of computer software and hardware, computer network technology, game software; provision of enterprise management and related consulting service, human resource consulting service and intellectual property consulting service. Since the sole business of WFOE is to provide Mingda Tianjin with technical support, consulting services and other management services relating to its day-to-day business operations and management in exchange for a service fee approximately equal to Mingda Tianjin’s net income after the deduction of the required PRC statutory reserve, such business scope is necessary and appropriate under the PRC laws. Mingda Tianjin, on the other hand, is also able to, pursuant to its business scope, provide real estate primary agency sales and real estate consulting businesses. Mingda Tianjin is approved by the competent regulatory body in Tianjin that regulates real estate brokerage services, to engage in real estate service and brokerage operations.

Mingda Tianjin started offering real estate agency sales service in 2002. Mr. Siping Xu controls 98.27% of Mingda Tianjin. We control Mingda Tianjin through contractual agreements, which are described under “Business—Contractual Agreements between WFOE and Mingda Tianjin.” MDJM is a holding company with no business operation other than holding the shares in MDJH Hong Kong, also a pass-through entities with no business operation. WFOE is exclusively engaged in the business of managing the operation of Mingda Tianjin.

Our principal executive offices are located at Saidun Center [C-1505], Xikang Road, Heping District, Tianjin, People’s Republic of China, and our phone number is + 86-2283520851. We maintain a corporate website at http://www.mdjhchina.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies, that are not emerging growth companies, including, but not limited to, (1) presenting only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this annual report, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Exchange. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

B. Business Overview

Overview

Through our variable interest entity, Tianjin Mingda Jiahe Real Estate Co. Ltd. (“Mingda Tianjin”), we are an emerging, integrated real estate services company in China. We primarily provide primary real estate agency services to our real estate developer clients, and provide, on an as-needed basis, real estate consulting services, and independent training services. Currently, our primary market is in the Tianjin Autonomous Municipality, one of the richest cities in the PRC, ranking sixth in the PRC based upon GDP per capita. Since 2014, we have expanded our market presence to other first and second tier cities in China including Chengdu of Sichuan province, and Suzhou and Yangzhou of Jiangsu province. Through Xishe, Xishe Xiangling and Xishe Media, we are in the process of becoming a rural and suburban tourism integrator, multi-service provider and operator in China. The services we plan to provide include real estate marketing and planning services, real estate agency services, beautiful village operating services, and advertisement planning service. Our holistic tourism destinations development is intended to develop rural tourism, industrial tourism, culture tourism, and seniors and health tourism. We intend to design programs to promote the integrated development of the primary, secondary and tertiary industries through tourism growth. We have participated in thought leadership activities such as government investment promotion, government promotion meetings and rural revitalization industry matchmaking meetings, and assisted in promoting the marketing of our Company as an integral part of the Xinnong Chuang project to establish a nationwide tourism platform.

Our real estate agency services offerings include providing primary agency sales services to residential real estate developers at any stages of the development and sale of a residential real estate project. Since our inception in 2002, we have successfully completed the sale of 57 unique residential real estate projects, with 40 projects reaching 100% sale completion status. We typically serve large and mid-sized real estate developers, such as China Merchants Property Development Co. Ltd., the Municipal Government of Binhai, Tianjin Metro Resources Investment Co., Ltd., Jingrui Real Estate (Group) Co., Ltd. Tianjin Real Estate Development (Group) Co., Ltd. Tianjin Teda Development Co., Ltd., Tianjin City Investment Binhai Real Estate Management Co., Ltd., Chengdu Huashuo Real Estate Co., Ltd., Yunnan Hengcheng Real Estate Co., Ltd., Yangzhou Wanyun Construction Development Co., Ltd., Suzhou Eastern City Sunan Land Purchase Co., Ltd., or promising emerging local developers in the markets that we operate. We primarily generate revenue through sales commissions which are either fixed or progressive. We generated 99.73%, 99.92%, and 99.60% of our total revenues through our primary agency sales services in 2016, 2017, and 2018, respectively. We have traditionally provided exclusive primary agency sales service where we are the exclusive sales agent. While we expect the exclusive sales agent arrangement to continue to be the main part of our business, since 2016 we have strategically bid on and won real estate projects as co-sale agents, where we collaborate with other primary agency sales service providers to act as co-agents in a sale. In fiscal 2018, fiscal 2017, and fiscal 2016, 17.51%, 21.66%, and 11.97%, respectively, of our revenues were derived from sales in real estate projects where we acted as co-agents providing primary agency sales service to our developer clients. We believe that co-sale opportunities allow us to tap into developer clients we have not previously collaborated, or who utilized their traditional primary sales agents.

We also provide, on an as-needed basis, real estate consulting services with respect to any stages or a combination of stages of the development and sale of a residential real estate project. Types of real estate consulting services that we are capable of providing include consulting, marketing strategy planning and strategy, and advertising services and sales strategies. We provide stand-alone real estate consulting services to clients based upon a consulting service plan we created that tailors to each client’s specific challenges and needs. We charge service fees based upon a monthly fixed charge, as well as a project completion fee in some circumstances. We generated 0.27%, 0.08%, and 0.40% of our total revenues through our consulting services in fiscal 2016, fiscal 2017, and fiscal 2018, respectively.

For our independent training services, we may be engaged by existing or prior real estate developer clients to provide independent third-party training services to the primary agency sales agents the developers have engaged. We started a pilot project in 2016 for this service offering and expect to begin generating revenue in the near future. In this role, we strive to leverage our expertise and experience in researching and creating sales programs and strategies uniquely tailored to each project and establishing and operating a sales project from end to end to evaluate the performance of another sales team, and if needed, create sales strategy, training and operating manuals for a sales team, as well as establishing the operating frameworks of a successfully-run sales program. Through our independent third-party training services, we intend to establish our reputation in new local markets which are key to our contemplated expansion on a national level.

We commenced our operations in 2002. Our gross income was $2,408,448, $5,532,244, and $5,302,030 for the years ended December 31, 2018, 2017, and 2016, respectively. Our net (loss) income after income tax was $(537,814), $1,167,002, and $996,550 for the years ended December 31, 2018, 2017, and 2016, respectively.  The decrease in revenues and net loss for the fiscal year ended December 31, 2018 was primarily attributed to Chinese government’s continued tightening policies and regulations implemented on the PRC real estate market.

Contractual Arrangements between WFOE and Mingda Tianjin

Neither we nor our subsidiaries own any equity interest in Mingda Tianjin. Instead, we control and receive the economic benefits of Mingda Tianjin’s business operation through a series of contractual arrangements. WFOE, Mingda Tianjin and its shareholders entered into a series of contractual arrangements, also known as VIE Agreements, on April 28, 2018. The VIE agreements are designed to provide WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Mingda Tianjin, including absolute control rights and the rights to the assets, property and revenue of Mingda Tianjin.

According to the Exclusive Business Cooperation Agreement, Mingda Tianjin is obligated to pay service fees to WFOE approximately equal to the net income of Mingda Tianjin after deduction of the required PRC statutory reserve.

Each of the VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Mingda Tianjin and WFOE, WFOE provides Mingda Tianjin with technical support, consulting services, intellectual services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, Mingda Tianjin granted an irrevocable and exclusive option to WFOE to purchase from Mingda Tianjin, any or all of Mingda Tianjin’s assets at the lowest purchase price permitted under PRC laws. Should WFOE exercise such option, the parties shall enter into a separate asset transfer or similar agreement. For services rendered to Mingda Tianjin by WFOE under this agreement, WFOE is entitled to collect a service fee calculated based on the time of services rendered multiplied by the corresponding rate, the plus amount of the services fees or ratio decided by the board of directors of WFOE based on the value of services rendered by WFOE and the actual income of Mingda Tianjin from time to time, which is approximately equal to the net income of Mingda Tianjin after the deduction of the required PRC statutory reserve.

The Exclusive Business Cooperation Agreement shall remain in effect for ten years unless it is terminated by WFOE with 30-day prior notice. Mingda Tianjin does not have the right to terminate that agreement unilaterally. WFOE may unilaterally extend the term of that agreement with prior written notice.

The CEO of WFOE, Mr. Siping Xu, is currently managing Mingda Tianjin pursuant to the terms of the Exclusive Business Cooperation Agreement. WFOE has absolute authority relating to the management of Mingda Tianjin, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing and other operational functions. The Exclusive Business Cooperation Agreement does not prohibit related party transactions. The Company’s audit committee is required to review and approve in advance any related party transactions, including transactions involving WFOE or Mingda Tianjin.

Share Pledge Agreement

Under the Share Pledge Agreement between WFOE, and Siping Xu, Yang Li, Xia Ding, Qiang Ma, Liang Zhang, Meina Guo, Zhenyuan Huang, Mengnan Wang, Jie Zhang and Lei Cai, together holding 100% shares of Mingda Tianjin (“Mingda Tianjin Shareholders”), the Mingda Tianjin Shareholders pledged all of their equity interests in Mingda Tianjin to WFOE to guarantee the performance of Mingda Tianjin’s obligations under the Exclusive Business Cooperation Agreement. Under the terms of the Share Pledge Agreement, in the event that Mingda Tianjin or its shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The Mingda Tianjin Shareholders also agreed that upon occurrence of any event of default, as set forth in the Share Pledge Agreement, WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Mingda Tianjin Shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interest.

The Share Pledge Agreement is effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by Mingda Tianjin. WFOE shall cancel or terminate the Share Pledge Agreement upon Mingda Tianjin’s full payment of fees payable under the Exclusive Business Cooperation Agreement.

The purposes of the Share Pledge Agreement are to (1) guarantee the performance of Mingda Tianjin’s obligations under the Exclusive Business Cooperation Agreement, (2) make sure the Mingda Tianjin Shareholders do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice WFOE’s interests without WFOE’s prior written consent, and (3) provide WFOE control over Mingda Tianjin. In the event Mingda Tianjin breaches its contractual obligations under the Exclusive Business Cooperation Agreement, WFOE will be entitled to foreclose on the Mingda Tianjin Shareholders’ equity interests in Mingda Tianjin and may (1) exercise its option to purchase or designate third parties to purchase part or all of their equity interests in Mingda Tianjin and in this situation, WFOE may terminate the VIE agreements after acquisition of all equity interests in Mingda Tianjin or form new VIE structure with the third parties designated by WFOE; or (2) dispose the pledged equity interests and be paid in priority out of proceed from the disposal in which case the VIE structure will be terminated.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the Mingda Tianjin Shareholders irrevocably granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Mingda Tianjin. The option price is equal to the capital paid in by the Mingda Tianjin Shareholders subject to any appraisal or restrictions required by applicable PRC laws and regulations. As of December 31, 2018, if WFOE exercised such option, the total option price that would be paid to all of the Mingda Tianjin Shareholders would be approximately $1,637,223.97, which is the aggregate registered capital of Mingda Tianjin. The option purchase price shall increase in case the Mingda Tianjin Shareholders make additional capital contributions to Mingda Tianjin, including when the registered capital is increased upon Mingda Tianjin receiving the proceeds from our initial public offering.

Under the Exclusive Option Agreement, WFOE may at any time under any circumstances, purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders’ equity interests in Mingda Tianjin. The Exclusive Option Agreement, together with the Share Pledge Agreement, Exclusive Business Cooperation Agreement, and the Power of Attorney, enable WFOE to exercise effective control over Mingda Tianjin.

The agreement remains effective for a term of 10 years and may be renewed at WFOE’s election.

Powers of Attorney

Under each of the Powers of Attorney, the Mingda Tianjin Shareholders authorize WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Mingda Tianjin.

The term of each of the Powers of Attorney is the same as the term of the Exclusive Option Agreement. The Powers of Attorney is irrevocable and continuously valid from the date of execution of the Powers of Attorney, so long as the Mingda Tianjin Shareholders are shareholders of Company.

Competitive Strengths

We believe that the following strengths enable us to capture opportunities in the rapidly growing real estate industry in China and differentiate us from our competitors:

•

Systematic and Effective Training. We believe a sales staff who can provide high-quality professional services consistently and an effective management team are critical to our successful expansions into new markets and the enhancement of our brand name. We have leveraged our in-house, experienced real estate experts to design and implement systematic training programs for new and existing sales staff to ensure they are equipped with knowledge of the standard protocols and best practices of various aspects of our business, as well as our demand for high-quality services. Once a sales team is assigned to a new project, each member of the team continues to receive on-the-job training specific to the project and the local real estate market. We perform periodic review of the performance of our sales staff and promote capable staff to management positions. In order to develop a management talent pool to manage and support our growth, we have also designed systematic training programs for our managerial employees at different levels on how to manage sales process and their sales staff. Our managerial employees are also encouraged to attend our real estate seminars and workshops to enhance their knowledge of the real estate industry in China. We believe that our systematic and effective training distinguishes us from our competitors and has contributed to our growth. Through systematic training across our organization, we hope to have a continuous supply of highly qualified real estate managerial and sales professionals to manage and support our anticipated expansion into new markets and strengthen our competitive position in existing markets.

29

•

Integrated Provider of a Full Range of Services. Our full range of services enable us to engage developer clients at early stages of their property development process. From providing feasibility studies prior to submissions of bids for development projects, consulting and strategizing at the inception of a proposed development project to marketing and sale of completed properties, we are capable of providing comprehensive one-stop services to our developer clients at various stages of the real estate development and sales process. Our sales force in the secondary real estate brokerage services market also promotes residual unsold units from the primary real estate agency services market, thereby enhancing our services to our developer clients in the primary real estate market and increasing transaction volume in the secondary real estate market. Furthermore, our in-house research capability, through our market research and development center, enhance our real estate consulting and information services and create a significant competitive advantage for us. They also allow us to attract developer clients at an early stage of the project and build an on-going relationship with them. As a result of our ability to provide a full range of real estate services, we increase our value and attractiveness to our clients at various stages of the real estate development, marketing and sales process.

•	Experienced and Stable Management Team. We have an experienced and stable management team with strong operational experience, execution capability and real estate industry expertise. Most of our senior management team members have participated in China’s real estate industry since its inception and have worked together as a team since our inception in 2002. In particular, our CEO, Mr. Siping Xu, is a well-recognized expert in real estate services with over 18 years of experience in the real estate industry. Our success is also attributed to a stable team of mid-level management, whom we have been able to attract and retain through a combination of performance-linked compensation, career-oriented training and career advancement opportunities. We believe our experienced and stable management team have contributed significantly to our past success and will continue to contribute to our further growth.

Growth Strategies

Our goal is to be the leading real estate services company and rural and suburban tourism integrator, multi-service provider and operator multi-service provider in China and to provide a wide range of services to meet the diverse and evolving needs of the real estate industry. The services we plan to provide include real estate marketing and planning services, real estate agency services, beautiful village operating services, and advertisement planning services. We intend to execute the following strategies to achieve our goal:

•	Expand Geographic Reach and Enhance Brand Recognition. We plan to provide real estate services and open new sales offices in additional cities in China. Our high-quality, deep expertise, and professionally recognized work have allowed us to leverage our independent training services to enter new local markets. We aim to strategically expand our operations to additional cities, covering second tier and third tier cities that are undergoing significant economic growth and real estate development growth but are lacking in professional real estate service providers. Our entrance into new geographic markets will be carried out systematically in response to our real estate developer clients’ needs and market opportunities. We intend to invest in the promotion of our brand when we enter into a new market and to leverage our brand to capture growth opportunities. We intend to hire and train local employees and sales associates who are socially connected to the local markets. By expanding into new markets, we aim to lay the foundation for a nationwide network of sales offices that can provide seamless quality services to our developer clients who operate on national as well as local and regional scales.

•	Further Grow Each Existing Segment of Business. We plan to further grow each existing segment of our business to maximize our revenues and profitability.

➢	Primary real estate agency services. We intend to strengthen our leading position by gaining greater market share in existing markets and capturing market shares in new geographic markets. Our objective is to become the most recognized real estate services company in each of the markets where we operate while expanding into additional second and third-tier cities steadily. We plan to continue to raise the awareness of our brand through our marketing efforts and grow our database of prospective buyers as we expand our geographic coverage, while deepening our network in each local market we operate in.

➢	Real estate consulting services. We intend to further capitalize on our strong research capability, leveraging the expertise of our market research and development center to provide tailored real estate consulting services to assist clients in real estate product development and marketing and sales.

➢	Independent Third-party Training Services. We intend to further strengthen our leading position by devoting a portion of our resources to ensure the high quality of our services delivered to our clients.

•	Expand Service Offerings and Increase Cross-selling Opportunities. We offer a wide range of services across the primary real estate markets and the real estate consulting service market. As the real estate industry continues to grow and mature in China, we believe there are significant growth opportunities for new and innovative types of real estate services, and we plan to continuously evaluate new growth areas and expand our service offerings to capture opportunities in these areas as they arise and our need to diversify our revenue streams. For example, we are considering expanding our expertise into long-term rental markets and other innovative residential real estate service offerings. We are also in the process of establishing new services where we oversee, manage and build offline and online sales network and provide brand promotion services for various types of real estate related projects and non-real estate projects. We intend to conduct the aforementioned new services through our subsidiaries, Xishe, Xishe Xiangling and Xishe Media, by collaborating with the respective real estate developers, local governments that are promoting the relevant projects, and other service providers in the spaces. We intend to promote the cross-selling of our full range of existing and new services and the cross-utilization of our resources through enhanced coordination among different divisions while maintaining centralized management, thereby providing value-added services to our clients’ real estate development, marketing and sales process. Specifically, the operations of Xishe, Xishe Xiangling and Xishe Media are intended to move forward holistic tourism destinations development and the "tourism plus" program, to vigorously develop rural tourism, industrial tourism, culture tourism, and seniors and health tourism. We intend to design programs to promote the integrated development of the primary, secondary and tertiary industries through tourism growth. To upgrade tourism in a good way to improve the economy, both in efficiency and in quality, and development of the local regions and industries. We have entered into partnership on holistic tourism destinations development with several local governments and intend to expand our geographical reach to Shandong and Jiangsu provinces. We expect our teams to land in more counties in the PRC and strive to create a highly visible demonstration of our business model under the guidance of the national development strategy, so that the advanced development concept take root through the whole country. Additionally, we strive to become a building, planning integrated platform for comprehensive capabilities such as design and operation, while studying the development path of the whole region in the major universities, combine scientific theory with the practical industry solutions, and integrate the industry-related resource industry into the assembly workshop of the whole country's tourism development.

Our services

We generate our revenue primarily through providing primary real estate agency services to our real estate developer clients. All of our real estate developer clients operate in the PRC market. Primary real estate agency services refer to agency services provided for the primary real estate market, newly constructed and completed residential and commercial real properties. Currently, all our primary real estate agency services are for residential projects. In addition to the traditional agency services provided for the primary real estate market, we provide integrated agency services that incorporates any stage(s) in the residential real estate project value chain, that range from planning and design, to marketing and sales, and delivery and after-sale services, where we serve both our real estate developer clients, the prospective property buyers, and the property buyers. Our deep expertise and research and development capabilities in the real estate market with respect to each of the markets that we operate in, as well as our ability to establish, operate, monitor, improve and execute each step of the aforementioned process, have allowed us to achieve significant results in meeting the sales targets of primary real estate residential properties. In conjunction to our primary real estate agency services, for each aspect of the aforementioned process, we also provide real estate consulting services, and independent training service with respect to primary agent sales services. We may offer new complementary services to capture market trends and to serve the evolving needs of our clients.

Our principal business has traditionally been, and we expect will continue in the foreseeable future to be, providing real estate agency sales services. We derive substantially all of our real estate agency service revenues from gross commission income received serving as broker, or sales agents at the closing of real estate transactions. We provide primary real estate agency services to real estate developers of mainly residential properties. For the year ended December 31, 2017 and 2018, our average residential property broker commission rate was 1.09% and 0.87%, respectively, which represents the average/standard commission rate earned by primary sales agents in a homesale transaction.

Through Mingda Tianjin and our two branch offices in Suzhou and Yangzhou, we own and operate a real estate agency sales business in the following local markets, Tianjin, Chengdu, Yangzhou and Suzhou, which represent 97.16%, 2.84%, 0% and 0% of our revenues for the year ended December 31, 2017, respectively, and represent 95.18%, 0%, 3.9% and 0.92% of our revenues for the year ended December 31, 2018, respectively. Our Suzhou and Yangzhou branch offices commenced generating revenue in 2018. As of December 31, 2018, we have 145 employees, including 100 sales professionals serving in all of our four local markets.

From our inception in 2002 to December 31, 2018, we have been engaged by 45 real estate developers for 57 real estate projects, and accordingly, have completed the sale of 15,553 units. For the years ended December 31, 2018, 2017, and 2016, we completed the sale of 620 units, 1,023 units, and 2,768 units, respectively. The following table sets forth the total GFA and value of properties sold for the periods indicated:

	For the Years Ended December 31,
	2016	2017	2018

Total GFA of new properties under contract (thousands of square meters)	321.84	111.63	65.44
Total value of new properties sold (millions of $)	727,056,598	264,114,642	222,706,567

Service Engagements

For both of our primary agency sales service and our consulting service offerings, we are typically considered by our developer clients and consulting service clients for engagement through a bidding process, where each of the potential bidders submit a detailed service plan and an estimated cost and service fee. The real estate industry has moved away from developer clients working exclusively with a few primary agency sales service providers, which has created opportunities for the Company to expand our market share and penetrate into new markets with our integrated service offerings and excellent execution of sales and marketing strategies. Additionally, while we expect the majority of our revenues to continue to come from real estate projects where we act as the exclusive primary agency sales service provider, we have begun, in 2016, to gradually increase our bidding for real estate projects that have more than one primary agency sales service providers. We believe that participating as co-agency sales service providers will allow us to work with a wider group of real estate developer clients and enable us to showcase and demonstrate our tailored sales and marketing strategic plans and our high quality team execution.

We typically enter into the bidding processes of real estate projects in the following two manners. First, we are invited to participate in the bidding process by real estate developer clients that we have previously collaborated, or where developer clients have included our company in their shortlist based upon our reputation. Second, we reach out to real estate projects in the bidding stage based upon the market intelligence we collect.

For our independent training services, our developer clients typically reach out to us and engage our services, based upon our reputation and our past performances as primary real estate service providers to these developer clients.

Primary Agency Sales Service

The following summarizes the specialized technical process we have established to provide an integrated, end-to-end primary agency sales service to our real estate developer clients on a project basis. Our full-service offerings cover the entire life cycle of a real estate development project from pre-construction planning to closing of the sales of residential units. Some of our competitors specialize in certain stages of a project, such as sales and marketing. We have grown rapidly and expanded our expertise and service offering to every stage of a residential real estate project, as we believe that covering the entire life cycle provides synergy to the real estate projects. For example, in addition to formulating and executing sales and marketing strategies that are tailored to each real estate project, our team in sales and marketing collects buyer intelligence during their service to the potential buyers, which allows us to stay informed about the nuanced demands of potential buyers in each market that we operate. As such, we provide valuable insight to our developer clients in such planning and design aspects, from the design of the configuration of the residential units, to the market positioning, brand positioning of each residential project.

We have obtained the ISO9001:2015 Quality Service System Certification, which align with world service standards, for our primary agency sales service. The ISO9000:2015 standard system is a series of quality management and quality assurance that was issued by the International Organization for Standardization (ISO) in 1987. These standards are used to demonstrate an organization's ability to provide products that meet customer requirements and applicable regulatory requirements to increase customer satisfaction. We use ISO9001:2015 as the service standard to improve internal management and external customer service level with scientific management and quality assurance methods and means.

In 2018, we have entered into cooperation agreements with well-known real estate developers such as Vanke Real Estate (with Tianjin Xingtian Real Estate Development Co. Ltd., a subsidiary of Vanke Real Estate), Ping An Real Estate (with Tianjin Meiyin Real Estate Development Co. Ltd., a non-wholly owned subsidiary of Ping An Real Estate) and Tianfang Group, pursuant to which we provide professional and efficient marketing planning and sales agency services for these projects and we strive to expand the scope of cooperation and cultivate new opportunities leveraging our existing project cooperation. Subsequently on March 1, 2019, we entered into exclusive primary real estate agency services contract (the “Jinbin Times Service Contract”) with Tianjin Jinbin Times Real Estate Investment Co., Ltd. (“Jinbin Times”), a real estate developer in Tianjin. Pursuant to the Jinbin Times Service Contract, the Company shall act as the exclusive primary real estate agency for Jinbin Times for the Yizhou Garden, Yihan Garden and Yilu Garden project (the “Project”). The Company agrees to provide Jinbin Times with comprehensive real estate agency services including market background survey and analysis, project planning, marketing assistance, sales organization and deployment, sales information collection and collation, and other associated services. The term of the Jinbin Times Service Contract is from March 1, 2019 to December 31, 2019. Jinbin Times expects to pay the Company up to RMB 10.5 million (approximately USD1.56 million) as agency fee pursuant to the Contract.

Real Estate Consulting Services

We offer a variety of services to developers who have obtained land development rights. We provide project feasibility studies that include general information on market conditions and trends and information concerning the demographics and the existing and projected amenities in the area where the residential project will be located. We also provide, if needed, a comprehensive analysis of the real estate transaction history of nearby development projects, including average selling price and sale activities, marketing and advertising campaigns employed, amenities and services offered, and demographics targeted by these projects. We then work with developers to define the targeted demographic and determine the floor plan, optimal unit size, price schedule, interior and landscaping design criteria, and services and amenities for each development phase.

Planning and Design

We provide project planning and design services which includes concept and architectural design, budgeting, financial analysis and projections. We believe careful planning is essential to control costs, quality and timing of our projects.

Our in-house design and advertising team work to ensure that our designs comply with PRC laws and regulations, and meet our design and other project objectives as a part of our design management process.

Marketing and Sales

As part of the primary real estate agency sales services provided to our developer clients, we devise customized marketing and sales strategies, establish standardized policies and procedures for the operation and sales team to execute such strategies, and implement and/or supervise the marketing and sales plans to seek to complete the sales targets and provide excellent developer client experiences and prospective buyer experiences. As such, we typically analyze the characteristics of the development project and the target market and advise our developer clients on both the overall marketing and advertising strategy, and specific marketing and advertising plans for various phases of the development. We maintain an internal marketing team for our development projects and maintain an internal sales force and operating as well as hire and train sales associates on a project basis. If needed, we may also select and engage third-party agencies to execute parts of our plans. We believe we have been able to significantly differentiate each project from similar projects in their respective local markets.

Our sales and operating team are also responsible for designing sales offices and sample show rooms tailored to the target buyers and target markets. Our team works with third-party service providers to prepare the advertising, promotion, and selling plans for each project. The sales force and sales associates hired and trained by us at each project will be responsible for following through on the entire sales and leasing process including setting monthly sales or leasing targets, controlling prices, implementing special promotions, monitoring external agency performance, and processing customer feedback.

We have a track record of rolling out attractive and differentiated projects that specifically cater to target buyers in each of the markets that we operate. In 2016, we successfully sold out two projects in Tianjin. In 2017, we successfully sold out four projects in Tianjin, one project in Chengdu, as well as reduced inventory floor area for an additional nine projects. In 2018, we successfully sold out three projects in Tianjin, as well as reduced inventory floor area for an additional 10 projects.

Delivery and After-Sale Services

We assist buyers in arranging for and providing information relating to financing. We also assist our customers in various title registration procedures relating to their properties, complementing the title registration services provided by the real estate developers. We offer various communication channels to customers to provide their feedback about our products or services. We also seek feedback from buyers regarding after-sale services.

We endeavor to deliver the units to our customers on a timely basis. We closely monitor the progress of construction of our property projects and conduct pre-delivery property inspections to ensure timely delivery. Once a property development has been completed, has passed the requisite government inspections and is ready for delivery, we notify our customers and hand over keys and possession of the properties.

We have sold an aggregate of approximately 0.96 million square meters of primary properties with transaction value totaling approximately RMB14.515 billion (US$2.245 billion) from 2014 to December 31, 2018 for real estate development projects in 4 cities in China, primarily in Tianjin. We have approximately 100 real estate sales professionals, including 90 sales agents and 10 sales associates, working for us as employees.

Comprehensive Solution

If needed, we can help our developer clients develop comprehensive plans tailored to their development projects, ranging from overall development strategies and plans to architectural design, marketing and advertising strategies to operating ad profit models. We typically work closely with designated client staff to prepare detailed advice on the entire development and if needed, detailed frameworks for high quality execution of our plans. We also provide solutions to the post-completion and after-sales operation process.

Advertising Services

We also offer real estate advertising design services to our real estate developer clients through our in-house advertising design team. We believe this service also differentiates us from our competitors since a well-designed advertising plan coherently aligned with sales and marketing strategies, and overall development strategies leads to significant project synergy.

Real Estate Consulting Services

For clients who are not engaging us as their primary sales service providers, we are also able to offer stand-alone real estate consulting services that technical process mentioned above. Our real estate consulting services are tailored to meet the needs of our clients at various stages of real estate project development, sales process, and with particular requests and needs. For our real estate developer clients, our services are designed to them formulate solutions to meet their specific needs, from research of the specific markets and prospective buyers, to services designed to facility large-scale development project sales transactions. Major types of our consulting services include (1) project consulting where we offer a variety of services to developers who have obtained land development rights, including project feasibility studies, analysis of the real estate transaction history of nearby development projects, marketing and advertising consulting, and development of comprehensive plans for their projects; (2) detailed operating and sales frameworks tailored to each real estate project that ensure high quality execution of sales and marketing efforts, and the operation of the real estate sales office and post-closing services. Our clients include real estate developers, real estate design institutes and agencies, urban planning bureaus of various levels of governments, urban rail transportation companies, urban infrastructure development companies. We leverage our deep expertise in each step of the process involved in the planning and sale of a real estate project, to provide insights and a detailed plan of execution for our clients. We also provide research analysis and reports such as feasibility analysis, etc. to our clients who have such needs. We typically charge a monthly fee for each project, as well as a project completion fee if needed. In 2016 and 2017, we have not delivered any real estate consulting services independent of our primary agency sales services. We intend to expand on delivering real estate consulting services independent of our primary agency sales services in 2018.

Third-Party Training

For our independent training services, we may be engaged by real estate developer clients to act as an independent third-party training services to the primary agency sales agents the developers have engaged. We started a pilot project in 2016 for this service offering in response to a client’s engagement request, and began generating revenue in 2018 following our expansion into this service offering. Our third-party training services primarily relate to the sales and marketing aspect of a real estate project. In this respect, we have designed this service offering to leverage our deep expertise in each step of the process involved in the sales and marketing of a real estate project, to evaluate the overall framework and execution of plans of the sales agent team. Based upon our evaluation results, we would then formulate remedial plans or new plans, train the existing sales and operation team, and/or monitor their performances. For the year ended December 31, 2018, we had no revenue from third-party training services.

Holistic Tourism Destinations Development

Through Xishe, Xishe Xiangling and Xishe Media, we are in the process of becoming a rural and suburban tourism integrator, multi-service provider and operator in China. The services we plan to provide include real estate marketing, branding and planning services, real estate agency services, beautiful village operating services, and advertisement planning service. Our holistic tourism destinations development is intended to develop rural tourism, industrial tourism, culture tourism, and seniors and health tourism. We intend to design programs to promote the integrated development of the primary, secondary and tertiary industries through tourism growth. We have participated in thought leadership activities such as government investment promotion, government promotion meetings and rural revitalization industry matchmaking meetings, and assisted in promoting the marketing of our Company as an integral part of the Xinnong Chuang project to establish a nationwide tourism platform.

Specifically, through Xishe Xianglin, we intend to provide planning, management, integrated marketing, and overall operational capability for the countryside tourism sector as well as the packaging and integrated sales of global tourism specialty products. We intend to strengthen the connection between the supply side and the demand side, through the efficient and comprehensive integration operations of Xishe Xianglin to drive the joint efforts of the primary, secondary and tertiary industries associated with its development efforts, and achieve the responsibility and historical mission of promoting the integrated development of rural and suburban areas. Xishe Xianglin’s goals for global tourism strategic planning includes developing areas radiating from cities, forming 2 to 3 day short-distance travel routes, constructing characteristic templates for different regional attributes, and develop more provincial and municipal markets. In the end, we will accomplish the business philosophy of industrial co-prosperity, cultural co-creation, ecological co-construction, resource sharing, cooperation and mutually beneficial results.

We have entered into several framework agreements with local governments. On March 12, 2019, Xishe Xiangling entered into a framework agreement (the " Qianqi Framework Agreement") with Keyou Qianqi People’s government (the “Qianqi Government”) to establish a nationwide tourism platform. Pursuant to the Qianqi Framework Agreement, the Qianqi Government agreed to authorize the Company, as the industry-wide integrated operator of Xinnong Chuang, with responsibility for all the nationwide tourism platform related projects in the Keyou Qianqi area including project planning, project designing, operational consulting, brand awareness building, technology planning and programming, marketing, operational custody, tickets and lodging management, and others. The Qianqi Government agreed to compensate the Company according to projected fee table listed on the Qianqi Framework Agreement.

We have also entered into cooperation agreements regarding tourism planning and cooperative operation with such partners as Keyou Qianqi government on March 12, 2019, and Xinnongchuang Group on March 27, 2019.

Major Customers

Our customers are primarily real estate developers. We also serve real estate design institutes and agencies, urban planning bureaus of various levels of governments, urban rail transportation companies, and urban infrastructure development companies. We rely on our developer customers for our revenues generated from our services primarily as primary real estate sales provider.

During the year ended December 31, 2018, our top four customers represented approximately 76% of our total net revenues, with 28%, 25%, 12% and 11%, respectively, from Ge Diao Ping Yuan, Ping Yue Jian Nan, Zi Xi Tai and Ge Diao Song Jian. The accounts receivable from these four customers were $230,803, $62,783, $67,969 and $120,080, respectively, as of December 31, 2018.

During the year ended December 31, 2017, our top four customers represented approximately 77% of our total net revenues, with 23%, 21%, 19% and 14%, respectively, from Binhai Land Purchase Co., Ltd, Tianjin Jingshang Property Co., Ltd., Tianjin Jiantai Real Estate Development Co., Ltd., and Tianjin Binhai New City Investment Co., Ltd., and the accounts receivable from these four customers were $469,640, $592,788, $22,557 and $196,982, respectively, as of December 31, 2017.

During the year ended December 31, 2016, our top four customers represented approximately 67% of our total net revenues, with 30%, 15%, 12% and 10%, respectively, from Tianjin Chengkai Property Co., Ltd., Binhai Land Purchase Co., Ltd., Tianjin Binhai New City Investment Co., Ltd., Tianjin Taida Development Co., Ltd and the accounts receivable from these four customers were $529,520, $496,084 $0 and $0, respectively as of December 31, 2016.

We have entered into primary sales service agreements with our real estate developer clients that are long-term in nature, with a non-fixed term of the length of the projects, on a project-to-project basis. The terms are typically for multiple years, but vary depending on whether all planned phases of each project are materialized. We depend on our existing real estate developer clients for our revenues and believe we have maintained good client relationship. We have been diligently expanding our network in search for new projects to bid on, so as to maintain our future revenue streams.

While we have not encountered our real estate developer clients terminating our service agreements, we have encountered circumstances where our real estate developer clients refused to pay the related service commissions. See “Legal Proceedings” for detailed information.

Marketing and Brand Promotion

We employ a variety of marketing and brand promotion methods to enhance our brand recognition and attract property buyers, including the following:

Advertisements. We have advertising arrangements with various consumer media outlets in the markets that we operate, including television stations, newspapers and industry publications. We also advertise and distribute informational brochures, posters and flyers at various real estate conferences, exhibitions and trade shows.

Prospective Buyers Database. Since 2002, we have established and maintained a database of all prospective buyers who have visited the sales offices of projects that we acted as primary sales agent. We have developed standardized data collection procedures to ensure the accuracy and timeliness of entry of data into our systems. We have collected real estate related information from such prospective buyers. As such, we regularly follow up with the prospective buyers who meet the target buyer profile of new real estate projects where our well-trained sales staff makes cold calls to prospective buyers. The Company’s collection and use of client information and transaction-related information are subject to Section 111 of General Provisions of the Civil Law of the People's Republic of China, effective as of 2017. The Company believes that it is compliant with the rules and regulations of Section 111 of General Provisions of the Civil Law of the People's Republic of China, effective as of 2017 as of the date of this annual report.

Brand Center. We have established a brand center to carry out long-term maintenance and positioning of our brand image, clarify our brand image, and create, cultivate and enhance our corporate value as we continue to grow into a rural and suburban tourism integrator, multi-service provider and operator. After the establishment of the brand center, the Company expects to form other centers, including a comprehensive management center, financial operation center, market research and development center and sales center, and each center expects to promote one another.

Additionally, we promote our real estate projects to other real estate agents who are our third-party referral service providers. Our third-party referral providers informally bring prospective buyers to our attention, or invite prospective buyers to visit the sales offices of real estate projects that we are engaged. We do not rely on third-party referrals and this constitute a small part of our operation. Third-party referral service providers are paid a commission if prospective buyers referred by them successfully closes a real estate purchase from projects we service.

Competition

The real estate services industry in China is rapidly evolving, highly fragmented and competitive. Contrary to real estate development, real estate services require a smaller commitment of capital resources. This relatively lower barrier of entry permits new competitors to enter our markets quickly and compete with us. While we face competition in each geographic market in which we operate, in the primary real estate agency services market, we believe our comprehensive service offerings, carefully tailored sales strategy and effective execution of sales tactics, as well as our general project running, combined have contributed to our success and allowed us to stay ahead of the curve.

Our competitive position in Tianjin is stronger than our position in other local markets. We are a leading comprehensive real estate services company in Tianjin.

In the primary real estate agency services market, our main competitors include World Union Real Estate Consultancy (China) Ltd., Hopefluent Group Holdings Limited, and B.A. Consulting Company, all of which operate in multiple cities in China. In addition, we compete with local primary real estate agency services providers in each geographic market where we have a presence. Our major competitors in the Tianjin market are Shenzhen World Union Real Estate Consultants Co., Ltd., eHouse (China) Holdings Ltd. and Centaline Property Agency Ltd. Our major competitors in the Suzhou market are Birthidea Culture Media Co., Ltd., Tospur Real Estate Consulting Co., Ltd. and Beijing Syswin Lixiang Holding Group. Our major competitors in the Yangzhou market are Centaline Property Agency Ltd., eHouse (China) Holdings Ltd. and Xiamen New Visual Angle Real Estate Planning Agency Co., Ltd.

In the real estate consulting service market, we compete with other leading international and domestic real estate services companies which provide real estate consulting services, including DTZ International, Jones Lang LaSalle, CB Richard Ellis and First Pacific Savills.

In the independent third-party training service, we believe that we currently do not have any credible competitors as this innovative operation commenced recently.

Competition in the real estate services industry is primarily based on brand recognition, quality and breadth of services and overall client experience, and specifically in primary brokerage service, sales performance. We believe that our reputable “Mingdajiahe” brand, the breadth and quality of our services and our extensive experience, particularly in the primary real estate agency services market, give us competitive advantages over our competitors, especially primary real estate agency services provider who focus exclusively on sales and marketing without the additional value-added services we provide. While many of our competitors may have more financial and other resources than we do, we believe our research capability, our knowledge and experience as well as our execution capability distinguish us from our competitors and allow us to respond more promptly to market changes.

Employees

As of December 31, 2018, we had approximately 145 employees (including 90 sales agents and 10 sales associates) for Tianjin Mingda, the branch offices and the subsidiaries, which are all located in the PRC. None of our employees are subject to collective bargaining agreements governing their employment with us. We believe our employee relations are good.

Seasonality

We currently do not experience seasonality in our operations.

Legal Proceedings

Except for the following disclosure, we are not currently a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows or financial condition.

Tianjin Huacheng Century Investment Co. Ltd.

On January 3, 2018, Mingda Tianjin filed a civil complaint in Jizhou District People's Court, Tianjin City (the “Jizhou Court”), alleging a breach of contract against Tianjin Huacheng Century Investment Co. Ltd. (“Huacheng”). Mingda Tianjin and Huacheng entered into a Sales Agency Service Contract on May 1, 2014, as supplemented on November 23, 2015, pursuant to which Mingda Tianjin was expected to provide sales agency services to Huacheng for real estate projects developed by Huacheng. Mingda Tianjin stated that it has performed its duty fully in accordance with the Sales Agency Service Contract and its accompanying agreements signed by both parties. However, since November 2015, Huacheng has defaulted on sales agency fees and retention fees earned by Mingda Tianjin pursuant to the Sales Agency Service Contract, for an aggregate amount of RMB2,792,854, approximately $429,700. Despite Mingda Tianjin’s repeated efforts to demand payment by Huacheng of the outstanding agency sales fees and retention fees, Huacheng had failed to make the relevant payments. Mingda Tianjin then sought relief from the Jizhou Court for the following claims, (a) for the Defendant to pay to Mingda Tianjin’s the accrued sales agency fees, retention fees and loss due to overdue payment in the aggregate of RMB3,050,893.7, approximately $469,368, and (b) for Huacheng to be responsible for the relevant litigation fees. Mingda Tianjin and Huacheng reached a civil mediation agreement as approved by the Jizhou Court by agreeing that Huacheng will pay Mingda Tianjin the sales agency fee by installments, with the first installment of RMB500,000, approximately $76,900 due by or before February 9, 2018, the second installment of RMB1,146,427, approximately $176,400 due by or before October 31, 2018, and the third installment of RMB1,146,427, approximately $176,400 due by or before December 31, 2018. Any delay in payment of any of the three installments will be considered a default and all outstanding installment payments shall be automatically accelerated and due immediately, with Mingda Tianjin’s option to enforce all outstanding payments by Huacheng in the Jizhou Court. Mingda Tianjin agreed to be responsible for the litigation fees for both parties in connection with this claim, in the amount of RMB 15,604, approximately $2,400. Mingda Tianjin retains the right to appeal the mediation agreement.

The first installment of $76,900 was received in 2018. All outstanding installment payments became automatically accelerated and due immediately on November 1, 2018 when Huacheng failed to make the second installment. On January 9, 2019, the Company and the Defendant entered into a settlement enforcement agreement (the “Huacheng Settlement Agreement”) under the supervision of Jizhou Court, pursuant to which Huacheng agreed to pay the Company RMB2,063,568.6 (approximately $312,188.89) and the requisite enforcement fees, to satisfy Huacheng’s outstanding second and third installments totaling RMB2,292,854 (approximately $352,800). As of January 10, 2019, Huacheng has made full payment pursuant to the Huacheng Settlement Agreement.

Binghai Real Estate Development Co.Ltd.

On September 18, 2018, Mingda Tianjin filed a civil complaint in Binghai New District People's Court, Tianjin City (the “Binghai Court”), alleging a breach of contract against Binghai Real Estate Development Co.Ltd. (“Binghai”). Mingda Tianjin and Binghai entered into a Sales Agency Service Contract in November 2010, pursuant to which Mingda Tianjin was expected to provide sales agency services to Binghai for real estate projects developed by Binghai. Mingda Tianjin stated that it has performed its duty fully in accordance with the Sales Agency Service Contract and its accompanying agreements signed by both parties. However, since September 1, 2018, Binghai has defaulted on sales agency fees and retention fees earned by Mingda Tianjin pursuant to the Sales Agency Service Contract, for an aggregate amount of RMB3,006,768.08 (approximately $454,881.70). Despite Mingda Tianjin’s repeated efforts to demand payment by Binghai of the outstanding agency sales fees and retention fees, Binghai had failed to make the relevant payments. Mingda Tianjin then sought relief from Binghai Court for the following claims, (a) for Binghai to pay to Mingda Tianjin’s the accrued sales agency fees, retention fees and loss due to overdue payment in the aggregate of RMB3,006,768.08 (approximately $454,881.70), and (b) for Binghai to be responsible for the late payment penalty fees associated with the overdue payments. Following the filing of the civil complaint by Mingda Tianjin, Binghai paid Mingda Tianjin an aggregate of RMB1,288,580.51 (approximately $194,944.10) on September 29, 2018. Accordingly, Mingda Tianjin requested Binghai court to lower the overdue payment in the civil complaint to RMB1,845,722.03 (approximately $279,231.77). Mingda Tianjin and Binghai reached a civil mediation agreement as approved by the Binghai Court by agreeing that Binghai will pay Mingda Tianjin the sales agency fee by installments, with the first installment of RMB1,736,378.31 (approximately $262,689.60) as well as litigation fees for both parties, due by or before November 15, 2018, the second installment of RMB109,343.72 (approximately $16,542.16) due and payable once the relevant portion of the sales proceeds due from property buyers are received by Binghai, in accordance with the terms of the relevant property sales agreement. As of November 19, 2018, Binghai has paid Mingda Tian both the first and second installment payments.

Tax

Mingda Tianjin, Yangzhou Branch Office, and Suzhou Branch Office, as PRC entities, are subject to enterprise income tax (“EIT”) according to applicable PRC tax rules and regulations. Xishe, Xishe Media, and Xishe Xianglin currently do not have any substantial operating activities, but once it does begin operation, will be subject to EIT according to applicable PRC tax rules and regulations.

PRC enterprises are required to prepay the EIT on a monthly or quarterly basis and to file provisional EIT returns with the tax authorities within 15 days of the end of each quarter based on actual monthly or quarterly profits. Enterprises that have difficulty in paying monthly or quarterly tax based on actual monthly or quarterly profits may make payments based on the monthly or quarterly average taxable income in the preceding calendar year, or by any other methods approved by the relevant tax authorities. Mingda Tianjin together with Yangzhou Branch Office, and Suzhou Branch Office, have filed all quarterly EIT returns based on actual quarterly profits since its inception.

Regulations

We operate our business in China under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the State Administration for Industry and Commerce (the “SAIC”), and their respective local offices, and Ministry of Housing & Urban-Rural Development (the “MHURD”) and their respective local offices. This section summarizes the principal PRC regulations applicable to our business.

Regulations on Real Estate Service Related Activities

The principal regulations governing the real estate service industry in China are (i) the Law on Administration of the Urban Real Estate issued by the Standing Committee of National People’s Congress (“NPCSC”) in July 1994, as amended in 2007 pursuant to Chairman’s Order No. 72, as further amended in 2009 pursuant to Chairman’s Order No. 18, and (ii) the Administrative Measures for Real Estate Brokerage jointly issued by the Ministry of Housing & Urban-Rural Development (“MHURD”), the National Development and Reform Commission (“NDRC”), and the Ministry of Human Resources & Social Security (“MOHRSS”) in 2010, and further amended on March 1, 2016 and effective as of April 1, 2016. Based upon the opinion of our PRC counsel, Beijing Jingsh Law Firm, we are in material compliance with PRC regulations applicable to our business.

Regulation on the Establishment of Real Estate Services Companies

Under applicable regulations, real estate services include real estate consulting services, real estate appraisal services, and real estate brokerage services. Real estate brokerage services include real estate agency sales services that we provide, and as such, we are subject to regulations related to real estate services companies and real estate brokerage companies. Under PRC laws, a company is required to obtain a business license from the SAIC before it can commence business. To qualify as a real estate services company, a company must register with the local offices of SAIC in each locality where it operates. Thus, pursuant to the Administrative Measures for Real Estate Brokerage, we are required to file with the real estate regulatory authorities at the county level or above within 30 days after effecting the SAIC registration. To continue its real estate service operation, a real estate service company or branch offices of a real estate service company must meet certain organizational, financial and operational criteria, such as possessing sufficient funding and employing qualified personnel, as well as, keep proper records and comply with prescribed procedures in delivering its services. While real estate service companies and their branch offices are not required to obtain approval from local real estate regulatory authorities or other local government bodies prior to commencement of operations, local governments may impose different regulations with respect to operation eligibility and deadlines for primary real estate agency service providers and/or their branch offices to meet such eligibility requirements. Typically, local governments may impose eligibility standards including but not limited to registered capital, minimum number of qualified real estate brokers and/or sales associates, and/or minimum size of the operating premises. For local governments requesting service providers to comply with eligibility requirements, there may be a deadline imposed, and service providers’ inability to comply may result in fines, penalties and/or the suspension of operation.

Currently, our primary market is in the Tianjin Autonomous Municipality, and we also operate in Chengdu of Sichuan province, and Suzhou and Yangzhou of Jiangsu province.

The Tianjin government requires a real estate brokerage company to employ at least two licensed real estate brokers.

The Yangzhou government requires a real estate brokerage company to have a physical premise of no less than 20 square meters, a registered capital of at least RMB 100,000 (approximately $12,814), and employ at least one full-time real estate broker or 3 full-time real estate broker associates. The Yangzhou government also requires a brokerage firm engaged in servicing commercial houses transactions to have a registered capital of at least RMB 500,000 (approximately $64,070), with three or more full-time real estate brokers, and all sales staff required to qualify as real estate broker associates. Any branch offices of a real estate brokerage or service company are required to meet the same requirements as set forth above. The Yangzhou government also established a database that records any non-compliant history by any real estate brokerage companies, company representatives, and those directly responsible for such non-compliant activities, pursuant to which the relevant companies and personnel may be barred from operating in the real estate market.

The Suzhou government requires a real estate brokerage company to have a physical premise of no less than 15 square meters, maintain adequate capital for its business operations, and employ at least three real estate brokers. Suzhou government also established a database that records any non-compliant history by any real estate brokerage companies, company representatives, and those directly responsible for such non-compliant activities, pursuant to which the relevant companies may have their real estate license revoked, and personnel may be barred from operating in the real estate market.

We have made the record filings submission with respect to our Suzhou Branch Office and Yangzhou Branch Office as of September 12th and August 9th, 2018, respectively.

The Chengdu government requires the branch office of a real estate brokerage company to employ at least two real estate brokers.

With respect to our anticipated strategy of expanding into new local markets, we plan to fully comply with local regulations relating to the business operation of real estate service related activities with respect to any new markets we may decide to operate in. We believe that we will be able to fully comply with the relevant record-filing requirements and eligibility requirements with respect to any new markets we may decide to operate in.

Regulation of Real Estate Agency Companies, Brokers and Agents

Pursuant to the Regulatory Measures on the Sale of Commercial Houses promulgated by the Ministry of Construction (“MOC”), effective June 1, 2001, a real estate developer may entrust a real estate service organization as a broker to pre-sell or sell primary residential housing. The regulatory measures provide that the real estate broker must not make any false statements regarding a property to clients and must present clients with relevant title certificates or sale permits of the properties and the related letter of authorization. Thus, according to these regulatory measures, we are not permitted to act as agents to sell primary residential housing for which requisite certificates, permits or authorization letters have not been obtained. Our real estate developer clients typically obtain the requisite certificates, permits or authorization letters needed for the pre-sale sale of primary residential housing.

On December 29, 2006, the MOC and the People’s Bank of China (“PBC”) promulgated the Circular Concerning Strengthening the Management of Real Estate Services and Regulating the Trade Settlement Capital Account, which provided a number of specific directives to regulate the real estate services industry. Under the Circular, we are not permitted to receive cash purchase payments on behalf of our clients in secondary real estate transactions and we are required to establish separate security deposit accounts for our clients in these transactions.

On July 29, 2016, the MHURD, the NDRC, the PBC, the SAIC, the Ministry of Industry and Information Technology (“MIIT”), State Administration of Taxation (“SAT”), and the China Banking Regulatory Commission (“CBRC”) promulgated and issued the Opinion on Strengthening the Management of Real Estate Services and Promoting the Growth of the Industry (“MHURD Opinion”), effective immediately. Residential real estate buyers typically require mortgage loans, and therefore many real estate brokerage firms have partnered with financial institutions. As such, the MHURD Opinion specifically prohibits real estate brokerage companies from limiting the mortgage loan options of residential real estate buyers, bundling financial services with real estate services, providing down payment loans in violation of PRC laws, or obtaining commissions or kickbacks for directing mortgage loans to specific financial institutions. Moreover, the MHURD Opinion requires filing records with local governments by real estate brokerage and service companies and providing relevant information on all employees engaged in real estate brokerage services.

Violation of the aforementioned regulations may result in fines for a real estate brokerage company, requirement to remedy non-compliance within a specified period of time, a record entered into the database for non-compliant activities or the real estate company being restricted from entering into online contracts or barred from operating in the real estate market.

With respect to the regulation of real estate agents, pursuant to the Interim Regulation on Professional Qualification for Real Estate Brokers and the Implementing Measures on the Examinations of Professional Qualification for Real Estate Brokers issued by the Ministry of Personnel and MOC in December 2001, to practice as a qualified real estate broker an individual must first obtain a qualification certificate for real estate brokers, and then obtain a real estate broker license. An individual broker who fails to obtain the required qualification certificate or license will not be permitted to engage in real estate agency services on our behalf.

However, in August 2014, the MOHRSS promulgated and issued the Notice on Effective Follow-up of the Cancellation of Professional Qualification for Certain Professionals, pursuant to which a real estate broker is no longer required to obtain the relevant qualification certificate before entering the industry. As such, an individual is permitted to engage in real estate agency services on our behalf without the real estate broker license.

In June 2015, the MOHRSS and the MHURD issued the Notice on Issuing “Regulations on the Professional Qualification for Real Estate Brokers” and “Conducting Qualification Examination for Real Estate Professionals,” effective as of July 2015. Regulations on the Professional Qualification for Real Estate Brokers provides that real estate broker associates and real estate brokers are subject to certain examinations in order to qualify to engage in real estate brokerage services. To qualify for the real estate broker associate examinations, an applicant must have obtained a high school diploma or equivalent. To qualify for the real estate broker examinations, an applicant must have either (1) obtained an associate degree and worked in the real estate industry for a specified period of time, or (2) worked in the real estate industry for at least 6 years after obtaining the Certificate of Real Estate Broker Associate. Real estate brokerage professionals are required to register their certificates at the China Institute for Real Estate Appraisers and Agents. Conducting Qualification Examination for Real Estate Professionals provides that to pass the real estate broker associate examinations, individuals must pass both of the two required tests within two consecutive years, and that to pass the real estate broker examinations, individuals must pass all of the four required tests within four consecutive years.

Regulation of Real Estate Consulting Business

For real estate consulting services, as long as the service provider complies with the applicable regulations and rules in the aforementioned Regulation on the Establishment of Real Estate Services Companies and Regulation of Real Estate Agency Companies, Brokers and Agents, there are no further regulations.

Regulation of Real Estate Intermediary Service Charges

With respect to real estate brokerage service (including primary agency sales services), the Administrative Measures for Real Estate Brokerage requires real estate brokerage companies to expressly state their service charges. With respect to real estate consulting services, the PRC government issues pricing guidelines. However, specific charges are decided through negotiations between clients and the consulting service providers.

Pursuant to the Notice on Relaxing Restrictions issued by NDRC and MOHURD, real estate intermediary service fees are no longer subject to fee restrictions. The government may issue suggested fee guidance. Local governments retain the power to impose fee restrictions as they see fit. In the markets that we currently operate, the relevant local governments have not imposed fee restrictions.

Regulations on Housing Prices and Real Estate Tax

On January 7, 2010, the general office of the PRC State Council issued a circular to all ministries and provincial-level local governments to control the rapid increase in housing prices in order to attempt to cool down the real estate market in China. The circular reiterated that the purchasers of a second residential property for their households must make down payments of not less than 40% of the purchase price and the real estate developers must commence the sale within the mandated period as set forth in the pre-sale approvals and at the publicly announced prices.

On March 16, 2011, the NDRC issued the Provisions on Selling Real Estate at Expressly Marked Prices, which were implemented on May 1, 2011, to regulate price manipulation and arbitrary price increases by, among other things, requiring developers to re-register with the appropriate government department before increasing real estate prices.

Local government authorities of several municipalities and cities such as Beijing, Zhengzhou, Jinan, Chengdu and Hefei have successively promulgated more detailed regulations to restrict residents who have not resided in the local area for a certain period of time (ranging from 1 year to 5 years, evidenced by their individual income tax payment track records) from purchasing residential property in those areas.

On February 15, 2012, the Ministry of Land and Resources (“MLR”) issued the Circular on Issues Relevant to the Regulation and Control of the Real Property Market, which provides that governments must strictly maintain the current range of restrictions on the real estate market.

On April 17, 2014, the General office of the PRC State Council issued a notice that, among other things, specifically emphasizes the importance of adopting real estate tax.

In April 2018, the Standing Committee of the National People’s Congress has included promulgating real estate tax laws in its preliminary programs. Such real estate tax laws are in the promulgation process.

Regulations on Real Estate Related Advertisement

On December 29, 2006, MHURD and the PBC jointly promulgated and issued a circular to further strengthen the regulation of the PRC real estate services industry (the “Joint Circular”). According to the Joint Circular, a real estate brokerage company is prohibited from displaying information on properties until entering into a brokerage contract with the relevant clients, and from displaying any false, misrepresented or unverified information. The real estate brokerage company and its brokers shall not conceal transaction price and other transaction information from the parties to such transactions.

Advertising Law of the People’s Republic of China, as amended in 2015, and Interim Regulation of Real Estate Advertising, as published in 2015, set forth the regulations for real estate advertisements. Both state that real estate advertisements shall make truthful representations, with the total area of the apartment listed being specified as either building area or built-in building area. Furthermore, the advertisements shall not include any of the following: (1) making the promise that the property will appreciate in value or otherwise provide return on the investment; (2) indicating the location of the property using the traveling time to another specified property as a reference; (3) violating regulations concerning pricing; (4) making misrepresentations on infrastructures, commercial centers, cultural and educational facilities that are still under planning or under construction.

Provisions on Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC, and together with Existing FIE Laws and their respective implementation rules and ancillary regulations. The Catalogue lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. In addition, on June 28, 2018, MOFCOM and the NDRC jointly promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the 2018 Negative List, which became effective on July 28, 2018 to amend the Guidance Catalog and Each of Jingdong Century and Shanghai Shengdayuan primarily engages in the online wholesale and retail of products, the development of computer network technology, technical consultancy and technical services, which are in the permitted category. Under PRC law, the establishment of a wholly foreign owned enterprise is subject to the approval of, or the requirement for record filing with, the Ministry of Commerce or its local counterparts and the wholly foreign owned enterprise must register with the competent market regulation bureau. We have duly obtained the approvals from the Ministry of Commerce or its local counterparts for our interest in our wholly-owned PRC subsidiaries and completed the registration of these PRC subsidiaries with the competent market regulation bureau.

Pursuant to the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or FIE Record-filing Interim Measures, promulgated by the Ministry of Commerce in October 2016 and amended in July 2017, the establishment and change of foreign-invested enterprises are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters involve the Special Administrative Measures for Admission of Foreign Investments (Negative List for Admission of Foreign Investments), the approval of the Ministry of Commerce or its local counterparts is still required. The Special Administrative Measures for Admission of Foreign Investments (Negative List for Admission of Foreign Investments) are consistent with the Catalogue, setting out on a unified basis the restrictive measures for admission of foreign investments, such as the equity ownership requirements, senior management personnel requirements, etc.

On March 15, 2019, the National People’s Congress promulgated the FIL, which will come into effect on January 1, 2020 and upon then the FIL will replace the Existing FIE Laws. The FIL embodies an expected regulatory trend in PRC to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The FIL, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.

According to the FIL, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The FIL provides that foreign invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. However, it is unclear whether the “negative list” will differ from the 2018 Negative List. In addition, the FIL does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. See “Item 3. Key Information—D. Risk Factors—Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.”

The FIL also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriate or requisition the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, allows foreign investors’ funds to be freely transferred out and into the territory of PRC, which run through the entire lifecycle from the entry to the exit of foreign investment, and provide an all-around and multi-angle system to guarantee fair competition of foreign-invested enterprises in the market economy. In addition, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the FIL, which means that foreign invested enterprises may be required to adjust the structure and corporate governance in accordance with the current PRC Company Law and other laws and regulations governing the corporate governance.

As such, our WFOE, a wholly-foreign owned entity and an FIE, is subject to record-filing. We have made the relevant record filing with the Beijing Chaoyang District Commission of Commerce, as of March 27, 2018. Mingda Tianjin, Xishe, Xishe Media, Xishe Xiangling, Suzhou Branch Office, and Yangzhou Branch Office are PRC domestic companies, and as such, are not subject to the FIE record-filing.

PRC Regulation of Intellectual Property Rights

The State Council and the NCAC have promulgated various rules and regulations and rules relating to protection of software in China. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with Copy Protection Center of China or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections.

The PRC Trademark Law, adopted in 1982 and revised in 2001 and 2013, respectively, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks.

Regulations on Foreign Currency Exchange

Pursuant to the Foreign Exchange Administration Rules, as amended from time to time up until the date of this annual report, and various regulations issued by SAFE and other relevant PRC government authorities, Renminbi is freely convertible to the extent of current account items, such as trade and service-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of China. Payments for transactions that take place within China shall be made in Renminbi. Foreign currency revenues received by PRC companies may be repatriated into China or retained outside of China in accordance with requirements and terms specified by SAFE.

Under the Foreign Exchange Administration Rules, foreign-invested enterprises in China may, without the approval of SAFE, make a payment from their foreign exchange accounts at designated foreign exchange banks for paying dividends with certain evidencing documents (e.g., board resolutions and tax certificates), or for trade and services-related foreign exchange transactions by providing commercial documents evidencing such transactions. They are also allowed to retain foreign currency (subject to a cap approved by SAFE) to satisfy foreign exchange liabilities. In addition, foreign exchange transactions involving overseas direct investment or investment and trading in securities and derivative products abroad are subject to registration with SAFE or its local counterparts and approval from or filling with other relevant PRC government authorities, if necessary.

SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, issued by SAFE and becoming effective on July 4, 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises within the PRC through a new entity, merger or acquisition and other ways to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. In the event of any change in the basic information such as the domestic individual shareholder, name, operation term, etc. in connection with such SPV, or if there is a capital increase, decrease, equity transfer or swap, merge, spinoff or other material changes in connection with such SPV, the PRC residents or entities shall complete foreign exchange alteration registration formality for offshore investment. SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch. In addition, according to the procedural guidelines as attached to SAFE Circular 37, PRC residents or entities are only required to register the SPV directly established or controlled (first level).

On February 13, 2015, the SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment (“SAFE Circular 13”), which took effect on June 1, 2015. SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Regulations on Loans to and Direct Investment in PRC Entities by Offshore Holding Companies

According to the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the National Development and Reform Commission and the Ministry of Finance and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, or FIEs, are considered foreign debt, and such loans must be registered with the local branches of SAFE. Under the provisions, these FIEs must register with the local branches of SAFE within 15 days from the date on which the loan agreements for the foreign debt are executed. In addition, the total amount of the accumulated foreign debt borrowed by an FIE is not allowed to exceed the difference between the total investment and the registered capital of the FIE. In addition, the total amount of accumulated foreign debt borrowed by an FIE is limited to the difference between the total investment and the registered capital of the FIE. Total investment of an FIE is the total amount of capital that can be used for the operation of the FIE, as approved by the MOFCOM or its local counterpart, and may be increased or decreased upon approval by the MOFCOM or its local counterpart. Registered capital of an FIE is the total amount of capital contributions made to the FIE by its foreign holding company or owners, as approved by the MOFCOM or its local counterpart and registered at the SAIC or its local counterpart.

According to applicable PRC regulations on FIEs, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered FIEs, may only be made when the approval by the MOFCOM or its local counterpart is obtained. In approving such capital contributions, the MOFCOM or its local counterpart examines the business scope of each FIE under review to ensure it complies with the Catalogue (as amended by the Negative List) lists the industries and economic activities in which foreign investment in the PRC is encouraged, restricted or prohibited. Any industry not listed in the Catalogue is a permitted industry. Pursuant to the Catalogue (as amended by the Negative List), real estate service section falls within the permitted catalogue. None of our PRC subsidiaries is engaged in any businesses related to the industries listed in the Catalogue (as amended by the Negative List).

Our PRC subsidiaries and branch offices, such as Mingda Tianjin, Suzhou Branch Office, Yangzhou Branch Office, Xishe Xianngling, and Xishe are FIEs subject to the regulations discussed above.

Regulations on Employee Share Options

Under the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, issued on January 5, 2007 by the SAFE, PRC citizens who are granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with the SAFE and complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options, or PRC option holders, are subject to the Individual Foreign Exchange Rules upon the listing of our Ordinary Shares on Nasdaq. If we or our PRC citizen employees fail to comply with these regulations, we or our PRC option holders may be subject to fines and legal sanctions.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions by wholly foreign owned enterprises and Sino-foreign equity joint ventures include:

•	The Wholly Foreign Owned Enterprise Law (1986), as amended;
•	The Wholly Foreign Owned Enterprise Law Implementing Rules (1990), as amended;
•	the Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended; and
•	the Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended.

Under these regulations, wholly foreign owned enterprises and Sino-foreign equity joint ventures in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Additionally, a wholly foreign-owned enterprise is required, as other enterprises subject to PRC laws, to set aside at least 10% of its after-tax profits each year, if any, to fund statutory reserve funds until the cumulative amount of such funds reaches 50% of its registered capital. For each of our PRC subsidiaries that has achieved profit under the PRC accounting standards, it has set aside at least 10% of its after-tax profits to meet the statutory reserve requirements. A wholly foreign-owned enterprise may, at its discretion, allocate a portion of its after-tax profits calculated based on the PRC accounting standards to staff welfare and bonus funds. None of our PRC subsidiaries has set aside its after-tax profits, if any, to fund these discretionary staff welfare and bonus funds. We have not implemented any policy or plan for our PRC subsidiaries to maintain discretionary staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes. These requirements apply to Mingda Tianjin.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

D. Property, Plants and Equipment

Our main operations are based at our corporate office at Suites 1304, 1305 and 1306, Saidun Buildinng, Heping District, Tianjin, PRC. We lease an aggregate of 611.47 square meters of property from an unrelated third party pursuant to three lease agreements of similar terms. All these three lease agreements have terms from January 2019 to December 2023. The aggregate annual rents pursuant to the three lease agreements are RMB735,012 (approximately $115,932). The three lease agreements for the above properties may be renewed upon a 30-day advanced written notice from the Company prior to the lease term expiration, upon approval from the landlord and enjoy preferential renewal under similar terms as the current leases, and may be terminated upon one-month advanced written notice by either party accompanied by termination fee equal to one-month of rent.

We also lease an office in Tianjin from an unrelated third party for an annual rent of RMB 13,200 (approximately $1,987) for a 5-year term beginning on October 1, 2016. The lease agreement for the forgoing property may be renewed upon a 30-day advanced written notice prior to the lease term expiration from the Company upon approval from the landlord and for preferential renewal under similar terms as the current leases, and may be terminated upon one-month advanced written notice by either party accompanied by termination fee equal to one-month of rent.

While we have sales teams operating on developer client sites in three additional local markets, Yanghzou, Suzhou and Chengdu, we do not currently maintain local offices in these three markets. We have leased employee dormitories for our employees based in Suzhou. We believe our facilities are sufficient for our business operation.

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “Item 5. Operating and Financial Review and Prospects—G. Safe Harbor.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

Through our variable interest entity, Tianjin Mingda Jiahe Real Estate Co. Ltd. (“Mingda Tianjin”), we are an emerging, integrated real estate services company in China. We primarily provide primary real estate agency services to our real estate developer clients, and provide, on an as-needed basis, real estate consulting services, and independent training services. Currently, our primary market is in the Tianjin Autonomous Municipality, one of the richest cities in the PRC. Tianjin ranks the third in terms of GDP per capita in China in 2018. Since 2014, we have expanded our market presence to other first and second tier cities in China including Chengdu of Sichuan province, and Suzhou and Yangzhou of Jiangsu province. Through Xishe, Xishe Xiangling and Xishe Media, we are in the process of becoming a rural and suburban tourism integrator, multi-service provider and operator in China. The services we plan to provide include real estate marketing and planning services, real estate agency services, beautiful village operating services, and advertisement planning service. Our holistic tourism destinations development is intended to develop rural tourism, industrial tourism, culture tourism, and seniors and health tourism. We intend to design programs to promote the integrated development of the primary, secondary and tertiary industries through tourism growth. We have participated in thought leadership activities such as government investment promotion, government promotion meetings and rural revitalization industry matchmaking meetings, and assisted in promoting the marketing of our Company as an integral part of the Xinnong Chuang project to establish a nationwide tourism platform.

Our real estate agency services offerings include providing primary agency sales services to residential real estate developers at any stages of the development and sale of a residential real estate project. Since our inception in 2002, we have successfully completed the sale of 57 unique residential real estate projects, with 40 projects reaching 100% sale completion status. We typically serve large and mid-sized real estate developers, such as China Merchants Property Development Co. Ltd., the Municipal Government of Binhai, Tianjin Metro Resources Investment Co., Ltd., Jingrui Real Estate (Group) Co., Ltd. Tianjin Real Estate Development (Group) Co., Ltd. Tianjin Teda Development Co., Ltd., Tianjin City Investment Binhai Real Estate Management Co., Ltd., Chengdu Huashuo Real Estate Co., Ltd., Yunnan Hengcheng Real Estate Co., Ltd., Yangzhou Wanyun Construction Development Co., Ltd., Suzhou Eastern City Sunan Land Purchase Co., Ltd., or promising emerging local developers in the markets that we operate. We primarily generate revenue through sales commissions which are either fixed or progressive. We generated 99.73%, 99.92%, and 99.60% of our total revenues through our primary agency sales services in 2016, 2017, and 2018, respectively. We have traditionally provided exclusive primary agency sales service where we are the exclusive sales agent. While we expect the exclusive sales agent arrangement to continue to be the main part of our business, since 2016 we have strategically bid on and won real estate projects as co-sale agents, where we collaborate with other primary agency sales service providers to act as co-agents in a sale. In fiscal 2018, fiscal 2017, and fiscal 2016, 17.51%, 21.66%, and 11.97%, respectively, of our revenues were derived from sales in real estate projects where we acted as co-agents providing primary agency sales service to our developer clients. We believe that co-sale opportunities allow us to tap into developer clients we have not previously collaborated, or who utilized their traditional primary sales agents.

We also provide, on an as-needed basis, real estate consulting services with respect to any stages or a combination of stages of the development and sale of a residential real estate project. Types of real estate consulting services that we are capable of providing include consulting, marketing strategy planning and strategy, and advertising services and sales strategies. We provide stand-alone real estate consulting services to clients based upon a consulting service plan we created that tailors to each client’s specific challenges and needs. We charge service fees based upon a monthly fixed charge, as well as a project completion fee in some circumstances. We generated 0.27%, 0.08%, and 0.40% of our total revenues through our consulting services in fiscal 2016, fiscal 2017, and fiscal 2018, respectively.

For our independent training services, we may be engaged by existing or prior real estate developer clients to provide independent third-party training services to the primary agency sales agents the developers have engaged. We started a pilot project in 2016 for this service offering and expect to begin generating revenue in the near future. In this role, we strive to leverage our expertise and experience in researching and creating sales programs and strategies uniquely tailored to each project and establishing and operating a sales project from end to end to evaluate the performance of another sales team, and if needed, create sales strategy, training and operating manuals for a sales team, as well as establishing the operating frameworks of a successfully-run sales program. Through our independent third-party training services, we intend to establish our reputation in new local markets which are key to our contemplated expansion on a national level.

We commenced our operations in 2002. Our gross income was $2,408,448, $5,532,244, and $5,302,030 for the years ended December 31, 2018, 2017, and 2016, respectively. Our net (loss) income after income tax was $(537,814), $1,167,002, and $996,550 for the years ended December 31, 2018, 2017, and 2016, respectively. The decrease in revenues and net loss for the fiscal year ended December 31, 2018 was primarily attributed to Chinese government’s tightening policies and regulations implemented on real estate market in China.

Factors Affecting Our Results of Operations Overview of Financial Results

Our operating results are subject to general conditions typically affecting the real estate services industry, including changes in governmental policies and laws affecting real estate and real estate financing, uneven economic growth and development across different regions of China, supply of and demand for housing and other types of property in local markets, entry barriers and competition from other real estate services companies and increases in operating costs and expenses due to inflation and other factors. Unfavorable changes in any of these general conditions could negatively affect our transaction volume and the transaction value of the properties whose sale we facilitate and otherwise adversely affect our results of operations. Our operating results are more directly affected by company-specific factors, including our revenue growth and ability to effectively manage our operating costs and expenses.

Taxation

The U.S. Tax Cuts and Jobs Act (the “2017 Act”) signed on December 22, 2017, may have changed the consequences to U.S. shareholders that own, or are considered to own, as a result of the attribution rules, 10% or more of the voting power or value of the stock of a non-U.S. corporation (a “10% U.S. shareholder”) under the U.S. Federal income tax law applicable to owners of U.S. controlled foreign corporations (“CFCs”). We do not believe any of our shareholders, or our subsidiaries were CFCs, and there will be no such impact for 2017 Act for the year ended December 31, 2018. We are an exempted company incorporated in the Cayman Islands and conduct our primary business operations through our subsidiaries in the PRC.

Cayman Islands

Under the current laws of the Cayman Islands, companies incorporated in the Cayman Islands are not subject to taxation on income or capital gains. Additionally, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

The Cayman Islands currently have no exchange control restrictions. The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands, save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not a party to any double tax treaties.

Hong Kong

Under Hong Kong tax laws, the statutory income tax rate is 16.5%. Subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

MDJH Hong Kong is incorporated in Hong Kong and does not conduct any substantial operations of its own. As such, under the Hong Kong tax laws, MDJH Hong Kong is exempted from income tax on its foreign-derived income and is not subject to withholding taxes on remittance of dividends. Since MDJH Hong Kong did not have any assessable profits for the year ended December 31, 2018, no provision for Hong Kong profits tax has been made in the financial statements.

China

Under the new Enterprise Income Law of the PRC (the “New EIT Law”), domestic enterprises and foreign investment enterprises, or “FIE,” are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to tax holidays or exemptions.

Under the New EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by our PRC subsidiary to its offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by WFOE, our PRC subsidiary to the offshore parent entity located in Hong Kong, would be subject to a 5% withholding tax rather than the statutory rate of 10%, provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the New EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. The effective tax rate of the Company approximates the applicable statutory rate of 0%, 25%, and 25% for the years ended December 31, 2018, 2017, and 2016, respectively. As a result, $0, $396,552, and $332,230 income tax expense were recognized for the years ended December 31, 2018, 2017, and 2016.

Economic and Political Risks

Our operations are conducted in the PRC. Accordingly, our business, financial conditions and results may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the PRC economy.

Our operations in the PRC are subject to risks relating to, among others, the political, economic, and legal environment and foreign currency exchange. Our Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, industry production regulations and guidance, anti-inflationary measures, currency conversions, remittances abroad, and rates and methods of taxation, among other things.

Critical Accounting Policies, Estimates, and Judgments

Basis of consolidation

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The accompanying consolidated financial statements include the financial statements of VIE, Mingda Tianjin and its subsidiaries and branch offices. All significant inter-company accounts and transactions have been eliminated on consolidation.

The Group evaluates each of its interests in private companies to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

VIE, Mingda Tianjin, has the following branch offices and or subsidiaries that have minimal transactions since incorporation, which have been included in the accompanying consolidated financial statements:

Name of the Subsidiaries Owned by VIEs	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Tianjin Mingdajiahe Real Estate Corporation Yangzhou Branch	10/18/2017	Yangzhou, China	100%
Tianjin Mingdajiahe Real Estate Corporation Suzhou Branch	10/13/2017	Suzhou, China	100%
Xi She (Tianjin) Business Management Co. Ltd.	10/20/2017	Tianjin, China	100%
Xi She (Tianjin) Wen Hua Chuan Mei Co Ltd.	7/25/2018	Tianjin, China	100%
Xishe Xianglin (Tianjin) Business Operation & Management Co. Ltd.	3/9/2018	Tianjin, China	51%

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include useful lives and valuation of long-lived assets, allowance for doubtful accounts, assumptions related to the consolidation of entities in which the Group holds variable interests, valuation allowance on deferred tax.

Reclassification of Financial Statement Accounts

Certain balances in previously issued financial statements have been reclassified to be consistent with the current period presentation. Prepaid income tax in the amount of $166,990 be included in the deferred tax assets in the accompanying consolidated financial statements. See Note 5, Income Tax and Deferred Tax Assets.

Fair Value of Financial Instruments

The Company follows the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”). It clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable, other receivables, prepaid expenses, prepaid income tax, deferred tax assets, accounts payable and accrued liabilities, income tax payable and other taxes payable approximate their fair value based on the short-term maturity of these instruments.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less.

The Company maintains cash and cash equivalents with various commercial banks within the PRC. The Company has not experienced any losses in the bank accounts and believes it is not exposed to any risks on its cash held in PRC banks.

Property and Equipment, Net

Property and equipment are carried at cost, less accumulated depreciation. Costs include any incremental costs that are directly attributable to the construction or acquisition of the item of property and equipment. Maintenance and repairs are expensed as incurred, while major maintenance and remodeling costs are capitalized if they extend the useful life of the asset. Depreciation is computed using the straight-line method over the estimated useful lives.

When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in the results of operations.

Classification	Estimated Usefule Life
Office Equipment and Fixtures	3 or 5 years
Computers	3 or 5 years
Software	10 years
Vehicles	5 years

Revenue Recognition

The Group adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”), from January 1, 2018. The adoption had no material impact on the Group’s in previous years’ retained earnings and the Group’s accompanying consolidated financial statements for the year ended December 31, 2018.

The Group determines revenue recognition through the following steps: (1), identification of the contract, or contracts, with a customer, (2), identification of the performance obligations in the contract, (3), determination of the transaction price, (4), allocation of the transaction price to the performance obligations in the contract; and (5), recognition of revenue when, or as, we satisfy a performance obligation.

The commission revenue on underwriting sales is the major income source of the group. Commission revenue from property brokerage is recognized when: (1) we have completed our performance obligation to sale properties per contract, (2), the property developer and the buyer complete a property sales transaction and the developer received full or partial amount of proceeds from buyer or banker if mortgaged, (3), the property developer grants confirmation to us to be able to invoice them per sales agreement. The Company did not handle any monetary transactions nor act as an escrow intermediary between the developer and the buyer. The Group recognizes revenue net of VAT taxes.

Business Tax and Value Added Tax (“VAT”)

The PRC government implemented a value-added tax reform pilot program, which replaced the business tax with value-added tax. Since May 2016, the changes from business tax to VAT are expanded to all other service sectors which used to be subject to business tax. The value-added tax rates applicable to our subsidiaries and consolidated variable interest entities of the Group is 6%. The Company will accrue VAT payable when the sales invoice is generated.

Deferred Offering Costs

Deferred offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing and other registration related costs in connection with the initial public offering of the Company's ordinary shares ("IPO"). Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. Deferred offering costs of $2,103,816 were charged to additional paid-in capital in connection with our IPO which closed on December 26, 2018.

Segment Information

The Group uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. All of the Group's operations are considered by the chief operating decision maker to be aggregated in one reportable operating segment. Currently, all of the Group’s customers are in the People’s Republic of China and all income is derived from commission-based service and minimal consulting and other services, which represented less than 1% of total revenue.

Marketing and Advertising Expenses

Marketing and advertising expenses consist primarily of marketing planning fees and advertisements expenses used for targeted property sales. The Group expenses all marketing and advertising costs as incurred and records these costs within “Selling expenses” on the consolidated statements of operations when incurred. The Group incurred marketing and advertising expenses of $2,889, $178,878 and $233,207 for the years ended December 31, 2018, 2017 and 2016, respectively.

Income Taxes

The Company is governed by the income tax laws of the PRC.

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Group only recognizes tax liabilities related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the amount of tax liabilities that the Group recognizes the largest amount of tax liabilities that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. There were no such tax liabilities be recognized in the accompanying consolidated financial statements. The Group records interest and penalties as a component of income tax expense. There were no such interest and penalties as of and for the years ended December 31, 2018, 2017 and 2016.

Non-Controlling Interest

Non-controlling interest are classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of the Company from the interest of non-controlling interest holder, Xishe Xianglin (Tianjin) Business Operation & Management Co. Ltd..

Per Share Amounts

The Company computes per share amounts in accordance with ASC Topic 260 “Earnings per Share” (EPS) which requires presentation of basic and diluted EPS. Basic EPS is computed by dividing the net income (loss) available to holders of Ordinary Shares by the weighted-average number of Ordinary Shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue Ordinary Shares were exercised or converted into Ordinary Shares or resulted in the issuance of Ordinary Shares that then shared in the earnings of the Company, if any. This is computed by dividing net earnings by the combination of dilutive ordinary share equivalents. There are no dilutive ordinary share equivalents as of December 31, 2018, 2017 and 2016. Accordingly, basic and diluted loss per share are the same.

	2018	2017	2016
Numerator for earnings per share:
Net (loss) income attributable to the Company's common shareholders	$(515,971)	$1,167,002	$996,550
Denominator for basic and diluted earnings per share:
Basic weighted average common shares *	10,400,408	10,380,000	10,380,000
Per share amount
Per share - basic and diluted	$(0.05)	$0.11	$0.10

* Prior to the formation of MDJM, VIE issued 10,380,000 ordinary shares to its shareholders. Each shareholder of VIE was expected to receive MDJM's share at one to one ratio. On January 26, 2018, MDJM issued 10,380,000 ordinary shares to entities controlled by the shareholders of Mingda Tianjin. All references to numbers of ordinary shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis from the earliest period presented.

Comprehensive Income

The Company follows ASC 220-10, “Reporting Comprehensive Income” ASC 220-10 requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to shareholders

Foreign Currency Translation

The functional currency of the Company is the Chinese Renminbi (“RMB”). The US Dollar (“US$”) is used as the reporting currency of the Group. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of changes in stockholders’ equity and comprehensive income.

	December 31,
US$ Exchange Rate	2018	2017	2016

Year end RMB	6.8778	6.5075	6.9445
Annual average RMB	6.6187	6.7588	6.6444

Transaction gains or losses arising from exchange rate fluctuation on transactions denominated in a currency other than the functional currency are included in the consolidated results of operations. There was no transaction gain and losses recorded in years ended December 31, 2018, 2017 and 2016.

Concentration Risk

The Company's operations are carried out in the PRC. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC's economy. The Company's operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company's results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. All of the Company’s cash is maintained with state-owned banks within the People’s Republic of China. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” which outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers and supersedes and replaces nearly all existing GAAP revenue recognition guidance, including industry-specific guidance. The authoritative guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. The five steps are: (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; and (v) recognize revenue when or as each performance obligation is satisfied. The authoritative guidance applies to all contracts with customers except those that are within the scope of other topics in the FASB ASC. The authoritative guidance requires significantly expanded disclosures about revenue recognition and was initially effective for fiscal years and the interim periods within these fiscal years beginning on or after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date.” This standard defers for one year the effective date of ASU 2014-09. The Group adopted ASC 606 from January 1, 2018. The adoption had no material impact on the Group’s in previous years’ retained earnings and the Group’s accompanying consolidated financial statements for the year ended December 31, 2018.

In August 2016, the FASB issued ASU 2016-15, an update to ASC Topic 230, Statement of Cash Flows to provide guidance for areas where there is diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2017, with early adoption permitted. The adoption of this guidance had no material impact on our consolidated financial statements.

On May 10, 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”), which clarifies the scope of modification accounting for share-based compensation arrangements by providing guidance on the types of changes to the terms and conditions of share-based compensation awards to which an entity would be required to apply modification accounting under ASC 718. ASU 2017-09 is effective for annual periods beginning after December 15, 2017, with early adoption permitted. The adoption of this guidance had no material impact on our consolidated financial statements.

RESULTS OF OPERATIONS

Comparison of Results of Operations for the Years Ended December 31, 2018 and 2017

Revenues

	2018	2017	Change in $	Change in %
Revenue	$2,408,448	$5,532,244	$(3,123,796)	-56%

The revenue for the year ended December 31, 2018 was $2,408,448, a decrease of $3,123,796, or 56% from $5,532,244 in the same period of 2017. The decrease of the revenue for the year of 2018 was primarily attributed to Chinese government’s tightening policies and regulations implemented on the real estate market in China.

Starting from 2009, Chinese central and local government has issued and implemented a series of regulations and policies to curb the fast-expanding market of real estate in PRC. Such measures and policies by the government have negatively affected the real estate market and caused a reduction in transactions in the real estate market. While these measures and policies remain in effect, they may continue to depress the real estate market, dissuade would-be or prospect buyers from making purchases, reduce transaction volume, cause a decline in average selling prices, and prevent developers from raising the capital they need and increase developers’ costs to start new projects. Since there is a time lag from signing sales contract to finalizing sales and recognizing our revenue, normally between three to six months depending on the time for the buyers to close the mortgage from the banks, and as such, the cooling down policy effected in 2017 and affected our revenue dramatically in the year of 2018. We had approximately $934,000 service fees not yet recognized as revenues due to delays in mortgage closings as of December 31, 2018.

In 2018, we were engaged on sixteen projects, nine of which were ongoing projects, four were new projects from existing developer clients and three were from new developer clients. As of December 31, 2018, we were engaged on eleven projects, and if all engaged projects were to be completed, our estimated revenues from such projects would be approximately $12 million. However, given the nature of our industry and the volatility of the PRC real estate market, we cannot be certain the length of time each project will take to complete, or whether the projects will be completed at all.

The following table summarizes our signed sales contract in square meters and sales value of real estate projects for the years ended December 31, 2018 and 2017, respectively.

Years	2018	2017
Signed sales contract in square meters	65,447	117,627
Signed sales contract in RMB	1,472,090,414	1,785,098,040
Exchange Rate	6.8778	6.7588
Signed sales contract in US$	$214,035,071	$264,114,642

Operating Expenses

The following table summarizes our operating expenses for the years ended December 31, 2018 and 2017:

Operating Expenses	2018	2017	Change in US$	% Change
Selling expenses	$82,225	$263,797	$(181,572)	-69%
Payroll, payroll taxes and others	2,214,975	3,067,837	(852,862)	-28%
Rent expense	141,959	115,615	26,344	23%
Depreciation and amortization	12,575	7,232	5,343	74%
(Reduction) provision for doubtful accounts, net	(146,174)	194,149	(340,323)	-175%
Other general and administrative	667,267	293,931	373,336	127%
Total operating expenses	$2,972,827	$3,942,561	$(969,734)	-25%

The operating expenses for the year ended December 31, 2018 were $2,972,827, a decrease of $969,734, or 25%, from $3,942,561 in the same period of 2017. We increased our office space from the beginning of 2018 and rent expense increased accordingly.

Depreciation and amortization expenses were $12,575 for the year ended December 31, 2018, an increase of $5,343, or 74%, from $7,232 in the year of 2017, which resulted from increased amortization of software expenses in 2018.

During 2018, our selling expenses were $82,225, a decrease of $181,572, or 69% from $263,797 in 2017. We spent less on selling expenses due to the continued cool down of Chinese real estate market in 2018, which impacted our business.

During 2018, our payroll, payroll taxes and others were $2,214,975, a decrease of $852,862, or 28% from $3,067,837 in 2017. The decrease in payroll, payroll taxes and others also resulted from the continued cool down of the Chinese real estate market. Our employee compensation was in connection with the performance of sales. Sales related compensation, such as bonus or commission, were reduced due to decline of sales activities in 2018.

Rent expense was $141,959 for the year ended December 31, 2018, an increase of 26,344, or 23% from $115,615 in the year of 2017.

Allowance for doubtful accounts was a reduction of $146,174 in 2018, compared to a provision of $194,149 in 2017.

As of December 31, 2018, we reserved $49,963 allowance for doubtful account, which was 20% of the accounts receivables from two customers due to collectability of these accounts receivables. The account receivable balance from these two customers were $403,930 as of December 31, 2018. We collected $154,117 from one of the two customers during the month of January and February of 2019 and did not further collect receivables from March 1 to April 18, 2019.

As of December 31, 2017, we reserved $201,647 allowance for doubtful account, which was 20% of the accounts receivable balance from two customers due to the collectability. For the period from January 01, 2018 to January 31, 2019, $ 568,197 and $481,169 accounts receivable from these two customers have been collected. The company reduced allowance for doubtful accounts balance as of December 31, 2018 to reflect the subsequent collections.

Other general and administrative expenses were $667,267 in the year ended December 31, 2018, an increase of $373,336, or 127% from $293,931 in 2017. The increase in other general and administrative expense was mainly attributable to a $101,838 in startup costs and $330,287 impairment of deferred tax assets in 2018. As of December 31, 2018, the Company determined that certain deferred tax benefits were “more likely than not” not be used in the future and recorded an impairment of deferred tax assets consequently in 2018.

Net (Loss) Income

	2018	2017	Change in US$	Change in %
Revenues	$2,408,448	$5,532,244	$(3,123,796)	-56%
Operating expenses	2,972,827	3,942,561	(969,734)	-25%
Income (loss) from operations	(564,379)	1,589,683	(2,154,062)	-136%
Interest income	26,565	32,112	(5,547)	-17%
Other income (expense)	-	(58,241)	58,241	-100%
Income (loss) before income tax	(537,814)	1,563,554	(2,101,368)	-134%
Provision for income tax	-	396,552	(396,552)	-100%
Net income (loss)	$(537,814)	$1,167,002	$(1,704,816)	-146%

Our net loss was $537,814 in 2018, compared to net income of $1,167,002 in 2017. The net loss in 2018 mainly resulted from decreased revenues as discussed above.

Comparison of Results of Operations for the Years Ended December 31, 2017 and 2016

Revenues

	2017	2016	Change in $	Change in %
Revenue	$5,532,244	$5,302,030	$230,214	4%

The revenue for 2017 was $5,532,244, an increase of 4% from $5,302,030 in 2016. The percentage of year to year increased slightly in 2017 as compared to the percentage increased in 2016, which primarily resulted from cool down of real estate market due to Chinese government’s tightening policies and regulations implemented on real estate market in China.

Starting from 2009, Chinese central and local government issued and implemented series regulations and policies to curb the fast-expanding market of real estate in PRC. Such measures and policies by the government have negatively affected the real estate market and caused a reduction in transactions in the real estate market. While these measures and policies remain in effect, they may continue to depress the real estate market, dissuade would-be or prospect buyers from making purchases, reduce transaction volume, cause a decline in average selling prices, and prevent developers from raising the capital they need and increase developers’ costs to start new projects.

Since there is a time lag from signing sales contract to finalizing sales and recognizing our revenue, normally between three to six months depending on the time for the buyers to close the mortgage from the banks, part of our 2017 revenue was from 2016 signed sales contract, which the developers and buyers completed the transactions in 2017, hence we completed our revenue recognition process and accordingly recognized the revenue in 2017.

Following table summarized our signed sales contract in square meters and sales value of real estate projects during 2017 and 2016, respectively.

Years	2017	2016
Signed sales contract in square meters	117,627	321,835
Signed sales contract in RMB	1,785,098,040	4,830,854,858
Exchange Rate	6.7588	6.6444
Signed sales contract in US$	$264,114,642	$727,056,598

Operating Expenses

The following table summarized our operating expenses for the years ended December 31, 2017 and 2016:

Operating expenses	2017	2016	Change in $	Change in %
Selling expenses	$263,797	$424,824	$(161,027)	(38%)
Payroll and payroll taxes	3,067,837	3,580,791	(512,954)	(14%)
Rent expenses	115,615	111,708	3,907	3%
Depreciation and amortization	7,232	5,590	1,642	29%
Provision for doubtful accounts	194,149	-	194,149	100%
Other general and administrative	293,931	305,810	(11,879)	(4%)
Total operating expenses	$3,942,561	$4,428,723	$(468,162)	(11%)

The operating expenses for 2017 were $3,942,561, a decrease of $486,162, or 11%, from $4,428,723 in 2016.

During 2017, our selling expenses were $263,797, a decrease of $161,027, or 38% from $424,824 in 2016. We spent less on selling expenses due to the cooling down of the PRC real estate market in 2017.

During 2017, our payroll and payroll taxes were $3,067,837, a decrease of $512,954, or 14% from $3,580,791 in 2016. The decrease in payroll and payroll taxes also resulted from the cooling down of the PRC real estate market. Our employee compensation was in connection with the performance of sales. Sales related compensation, such as bonus or commission, were reduced due to the decline in our sales activities in 2017.

Provision for doubtful accounts was $194,149 in 2017, compared to $0 in 2016. As of December 31, 2017, we reserved 20% of accounts receivable balance from one customer since we did not receive payment from this customer since May 2017. We also reserved 20% of accounts receivable from another customer due to the estimation that the sold residence units may not be fully collectible.

All 2016 accounts receivable balance were collected in subsequent period and therefore, no allowance for doubtful accounts were made as of December 31, 2016.

Net Income

	2017	2016	Change in $	Change in %
Revenues	$5,532,244	$5,302,030	$230,214	4%
Operating expenses	(3,942,561)	(4,428,723)	486,162	-11%
Income from operations	1,589,683	873,307	716,376	82%
Other Income (Expenses)
Government grants	-	436,458	(436,458)	-100%
Interest income	32,112	19,015	13,907	69%
Other expense	(58,241)	-	(58,241)	100%
Income before income tax	1,563,554	1,328,780	234,774	18%
Provision for income tax	(396,552)	(332,230	(64,322)	19%
Net income	$1,167,002	$996,550	$170,452	17%

Our net income was $1,167,002 in 2017, an increase of $170,452, or 17%, compared to net income of $996,550 in 2016. The increase in net income were mainly due to increase in revenue and decrease in selling expense as discussed in above.

Taxation

The Company is not required to file United States Income Tax returns, since it has no United States operations.

MDJM was incorporated under the laws of the Cayman Islands. Under the current laws of the Cayman Islands, the Company and its Cayman subsidiaries are not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

MDJH Hong Kong was incorporated under the laws of Hong Kong and is subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. MDJH Hong Kong did not have significant activities in Hong Kong in 2018.

The Group conducts substantially all of its business through its subsidiaries and VIE, the operating entities located in the PRC and they are subject to PRC income taxes. The Group’s subsidiaries and VIE in the PRC are subject to a 25% standard tax rate in the years ended December 31, 2018, 2017 and 2016.

A reconciliation of the Company’s effective tax rate as a percentage of income before taxes and Federal statutory rate for the years ended December 31, 2018 and 2017, respectively, is as follows:

China	2018	2017	2016

US statutory tax rate	21.00%	34.00%	34.00%
Tax rate difference	4.00%	-9.00%	-9.00%
Changes in valuation allowance	-25.00%	0.00%	0.00%
Effective rate	0.00%	25.00%	25.00%

B. Liquidity and Capital Resources

Our principal sources of cash were revenues from our agency sales. Most of our cash resources were used to fund our revenue related expenses, such as salaries and commissions paid to our sales force, daily administrative expenses and the maintenance of regional offices.

As of December 31, 2018, we had cash and cash equivalents of $6,692,557 and other working capital of $1,332,985, which are all held in the PRC. Management believes that the Company will generate sufficient cash flow to fund its operations and to meet its obligations on a timely basis for the next twelve months by successfully implementing its business plans.

Under applicable PRC regulations, foreign invested enterprises, or FIEs, in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends.

In addition, all of our businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These currency exchange control procedures imposed by the PRC government authorities may restrict the ability of our PRC subsidiary to transfer its net assets to the Parent Company through loans, advances or cash dividends.

The current PRC Enterprise Income Tax (“EIT”) Law and its implementing rules generally provide that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for PRC enterprise income tax purposes unless the jurisdiction of incorporation of such enterprises’ shareholder has a tax treaty with China that provides for a different withholding arrangement.

The following table sets forth a summary of changes in our working capital from December 31, 2017 to December 31, 2018:

Working Capital	2018	2017	Change in $	Change in %
Total current assets	8,738,324	5,134,009	3,604,315	70%
Total current liabilities	712,782	598,484	114,298	19%
Working Capital	$8,025,542	$4,535,525	$3,490,017	77%

Working capital was $8,025,542 as of December 31, 2018, an increase of $3,490,017, or 77%, compared to $4,535,525 as of December 31, 2017. The increase in working capital was primarily due to the increase in cash and cash equivalents of $3,574,817 and was offset by the increase in accounts payable and accrued liabilities and VAT and other taxes payable of $114,298 in 2018.

Cash Flows for the Year ended December 31, 2018 Compared to the Year Ended December 31, 2017

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the condensed consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the condensed consolidated balance sheets.

Comparison of cash flows results for the years ended December 31, 2018 and 2017 are summarized as follows:

	2018	2017	Increase / (Decrease)
Net cash (used in) provided by operating activities	$(643,502)	$1,313,460	$(1,956,962)
Net cash (used in) investing activities	(1,215)	(19,659)	18,444
Net cash provided by financing activities	4,103,479	-	4,103,479
Effect of changes of foreign exchange rate	116,055	161,593	(45,538)
Net increase in cash	$3,574,817	$1,455,394	$2,119,423

Operating activities

Net cash used in operating activities during the year ended December 31, 2018 was $643,502, consisting of net loss of $537,814, noncash adjustments of $(133,599) and net changes in our operating assets and liabilities of $27,911, which mainly included an increase in accounts receivable of $83,189; a decrease of $41,441 of other receivables; an increase in prepaid expense of $150,273; an increase of prepaid income tax of $3,762; a decrease in deferred tax assets of $72,975; an increase in accounts payable and accrued expenses of $131,876; an increase in VAT and other tax payable of $18,843.

Net cash provided by operating activities during 2017 was $1,313,460, consisting of net income of $1,167,002, noncash adjustments of $202,594 and net changes in our operating assets and liabilities of $56,136, which mainly included a decrease in accounts receivable of $516,593, resulting from collection of outstanding accounts receivables from prior fiscal years; a decrease in other receivables of $103,603; an increase in prepaid expense of $297,392; a decrease in deferred tax assets of $102,099; a decrease in accounts payable and accrued expenses of $430,286, resulting from less bonus were accrued in 2017; and a decrease in VAT and other tax payable of $50,753.

Investing activities

The purchase of office equipment and software cost $1,215 and $19,659 in 2018 and 2017, respectively.

Financing activities

Pursuant to a registration statement filed with the Securities and Exchange Commission (the “SEC”), declared effective by the SEC on November 13, 2018, the initial public offering of the Ordinary Shares of the Company completed a first closing on December 26, 2018. An aggregate of 1,241,459 shares of Ordinary Shares were sold at a price of $5 per share to the public. The Company received an aggregate of $6,207,295 in gross proceeds. In connection with this initial public offering, the Company incurred direct offering costs of $2,103,816, which included audit, legal, consulting, commission and other expenses. Per ASC 505, the Company classified these expenses in the equity section to offset additional paid-in capital.

As of December 31, 2018, the Company had no long term nor short-term debt. Management believes that the Company will generate sufficient cash flow to fund its operations and to meet its obligations on a timely basis for the next twelve months by successfully implementing its business plans.

Cash Flows for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Comparison of cash flows results for the years ended December 31, 2017 and 2016 are summarized as follows:

	2017	2016	Increase / (Decrease)
Net cash provided by operating activities	$1,313,460	$498,301	$815,159
Net cash used in investing activities	(19,659)	(18,283)	(1,376)
Net cash provided by financing activities	-	27,692	(27,692)
Effect of changes of foreign exchange rate	161,593	(105,204)	266,797
Net increase in cash	$1,455,394	$402,506	$1,052,888

Operating activities

Net cash provided by operating activities during 2017 was $1,313,460, consisting of net income of $1,167,002, noncash adjustments of $202,594 and net changes in our operating assets and liabilities of $56,136, which mainly included a decrease in accounts receivable of $516,593, resulted from collection of previous years accounts receivable; a decrease in other receivable of $103,603; an increase in prepaid expense of $297,392; a decrease in deferred tax assets of $102,099; a decrease in accounts payable and accrued expenses of $430,286, resulted from less bonus were accrued in 2017; and a decrease in VAT and other tax payable of $50,753.

Net cash provided by operating activities during 2016 was $498,301, consisting of net income of $996,550, noncash adjustments of $5,590 and net changes in our operating assets and liabilities of $503,839, which mainly included an increase in accounts receivable of $520,116, resulted from our increased sales in 2016; an increase in other receivable of $69,312; an increase in prepaid expense of $19,184; an increase in accounts payable and accrued expenses of $309,566, resulted from accrued bonus in 2016; an increase in deferred income tax asset of $205,787; a decrease in other taxable of $2,167; and an increase in other payable of 3,161.

Investing activities

The purchase of office equipment and software was $19,659 and 18,283 in 2017 and 2016, respectively.

Financing activities

In 2016, the Group received $27,692 (RMB 80,000) from issuance of VIE’s ordinary shares.

As of December 31, 2017, the Company had no long term nor short-term debt. Management believes that the Company will generate sufficient cash flows to fund its operations and to meet its obligations on timely basis for the next twelve months by successful implementation of its business plans.

Capital Expenditures

We incurred capital expenditures of $1,215, $19,659, and $18,283 for the 2018, 2017, and 2016 fiscal years, respectively. The capital expenditures in 2018, 2017, and 2016 were primarily related to expenditures made in connection with office equipment and computer software.

Impact of Inflation

We do not believe the impact of inflation on our company is material.

Impact of Foreign Currency Fluctuations

Our subsidiaries and VIE maintain their books and records in RMB. Our reporting currency is USD. In general, for consolidation purposes, we translate assets and liabilities into USD using the applicable exchange rates prevailing at the balance sheet date, and the statement of income is translated at average exchange rates during the reporting period. Adjustments resulting from the translation of their financial statements are recorded as accumulated other comprehensive income. The foreign currency translation from RMB to USD could materially affect our financial condition and results of operations due to the fluctuation of exchange rate. The exchange rates in effect is shown below:

	December 31,
US$ Exchange Rate	2018	2017	2016	2015

Year end RMB	6.8778	6.5075	6.9445	6.4855
Annual average RMB	6.6187	6.7588	6.6444	6.2854

2018 Revenue in RMB	15,940,788

Translated into US$ with various exchange rates		US $	Exchange Effect/Compared to 2018 Rate Increase (decrease)
Use 2018 average rate	6.6187	$2,408,448	-
Use 2017 average rate	6.7588	$2,358,524	$(49,924)
Use 2016 average rate	6.6444	$2,399,132	$(9,316)
Use 2015 average rate	6.2854	$2,536,162	$127,714

We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments in fiscal years 2018, 2017, and 2016.

Recent Accounting Pronouncements

We consider the applicability and impact of all Accounting Standards Updates (“ASUs”). The ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial position and/or results of operations.

February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. This update requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2018, with early application permitted. A modified retrospective approach is required. The adoption of this authoritative guidance will have no material impact on our consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220). This update provides companies with the option to reclassify stranded tax effects caused by the 2017 Tax Cuts and Jobs Act, or the 2017 Tax Act, from accumulated other comprehensive income to retained earnings. This standard is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the impact that the adoption of this standard will have on our consolidated financial statements and anticipate adopting the standard for the fiscal year ending December 31, 2019.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Group is currently in the process of evaluating the impact of the adoption of ASU 2016-13 on its consolidated financial statements.

C. Research and Development, Patents and Licenses, etc.

Research and Development

Our market research and development team is capable of providing tailored real estate consulting services to assist clients in real estate product development and marketing and sales, on an as needed basis. For the years ended December 31, 2018, 2017, and 2016, we did not spend funds on research and development.

Intellectual Property

The “Mingdajiahe” brand, associated with a well-recognized, integrated real estate services company in the local markets that it operates, and other intellectual property rights contribute to our competitive advantage in the real estate services industry in the PRC. To protect our brand, we rely on a combination of trademark, trade secret and copyright laws in the PRC as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others.

We currently have no registered trademark in China. We have registered our domain names, such as ir.mdjhchina.com, with the China Internet Network Information Center. We hold no copyright registration in China. We have obtained a software copyright certificate covering our office OA system, which provides enhanced intellectual property protection under PRC laws.

While we cannot assure you that our efforts will deter others from misappropriating our intellectual property rights, we will continue to create and protect our intellectual property rights in order to maintain our competitive position.

D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018, to December 31, 2018, that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the year-ended December 31, 2018, that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F. Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018.

	Payment Due by Period
	Total	One to three years	Three to five years
	US$	US$	US$
Capital Commitments	$450,726	$-	$450,726
Operating lease commitments	$544,482	$330,738	$213,744

Lease Commitments

The Group entered several lease agreements for office spaces located at Tianjin and Suzhou city in China. Total monthly rent payable is RMB 66,051, or $9,604 per month under operating leases as of December 31, 2018. The detail of each respective lease is summarized as following:

	Address	Location	Usage	From	To	Rent / Mo (RMB)	Rent / Mo ($US)
1	#36 N. Sports Institute	Tianjin	Office	10/1/2016	9/30/2021	¥1,100	$160
2	Tianjing Sandun Center	Tianjin	Office	1/1/2019	12/31/2023	61,251	8,906
3	Xiang Yi Garden 6-406	Suzhou	Office	9/25/2018	9/24/2019	3,700	538
						¥66,051	$9,604

As of December 31, 2018, the future minimum rent payable under non-cancelable operating leases were:

For the years ended December 31,	Rental amount

2019	$113,634
2020	108,792
2021	108,312
2022	106,872
2023	106,872
Total	$544,482

G. Safe Harbor

This annual report contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;
•	our ability to execute our growth, and expansion, including our ability to meet our goals;
•	current and future economic and political conditions;
•	our ability to compete in an industry with low barriers to entry;
•	our ability to provide participants in projects using our platform with a secure and acceptable payment method;
•	our ability to continue to operate through our VIE structure;
•	our capital requirements and our ability to raise any additional financing which we may require;
•	our ability to attract clients, win primary agency sale bids, and further enhance our brand recognition; and
•	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;
•	our ability to retain the services of Mr. Siping Xu, our chief executive officer;
•	trends and competition in the real estate services industry; and
•	other assumptions described in this annual report underlying or relating to any forward-looking statements.

You should thoroughly read this annual report and the documents that we refer to in this annual report with the understanding that our actual results in the future may be materially different from or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely affect our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

The forward-looking statements made in this annual report relate only to events or information as of the date on which these statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report. You should not rely upon forward-looking statements as predictions of future events.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is Saidun Center [C-1505], Xikang Road, Heping District, Tianjin, People’s Republic of China.

Name	Age	Position(s)
Siping Xu	41	Chief Executive Officer; Chairman and Director
Mengnan Wang	39	Chief Financial Officer
Chunhui Sun	32	Independent Director
Liding Sun	47	Independent Director
Yang Li	40	Director
Wei Guan	49	Independent Director

The following is a brief biography of each of our executive officers and directors:

Mr. Siping Xu has been our Company’s Chief Executive Officer (“CEO”) and Chairman of the Board since January 26, 2018. Mr. Xu has served as Tianjin Mingda’s Chairman of the Board since September 2015 and served as the general manager of Tianjin Mingda from September 2002 to August 2015. From May 1998 to December 2000, Mr. Xu worked in the Finance Department of Tianjin Tenglong Real Estate Co., Ltd. From January 2001 to August 2002, Mr. Xu served as the development manager for Tianjin Jiezuo Real Estate Co., Ltd. Mr. Xu holds a bachelor’s degree in accounting and computer management from Tianjin University.

Mr. Mengnan Wang has been our Chief Financial Officer (“CFO”) since January 26, 2018, and the CFO and Chairman of the Supervisory Board of Mingda Tianjin since September 2015. From September 2002 to September 2015, Mr. Wang served as the Manager of Finance for Tianjin Mingda Real Estate Co., Ltd. In 2016, Mr. Wang obtained the certificate of ICMA. Mr. Wang is an experienced professional who has been working in the area of finance for 17 years. Mr. Wang holds a Bachelor’s degree in Computer Science from Tianjin University of Commerce.

Mr. Chunhui Sun has served as an independent director of the Company since May 18, 2018. Since 2015, Mr. Sun has worked for Bohai Securities Co., Ltd. in the investment banking department as a project manager, and has focused on the areas of initial public offering, new OTC market offering, refinancing, and corporate bonds. Mr. Sun was the director and the lawyer for the public offerings of Tianjin Xinyu Construction Development Co., Ltd and Denair Energy Saving Technology (Shanghai) Co., Ltd on National Equities Exchange and Quotations (NEEQ). Mr. Sun served as the director for the acquisition of Tianjin Shiji Tianyuan Group Co., Ltd by Wuxi Huaguang Boiler Co., Ltd. Mr. Sun also participated in the initial public offering of Tianjin Eman Technology Co., Ltd. Further, Mr. Sun advised Tianjin Heping State Owned Asset Management Co., Ltd on its capital restructuring and corporate bond issuance. Mr. Sun holds a Master’s degree from Nankai University.

Mr. Yang Li has served as our director since January 26, 2018. He has also served as the general manager and director of Tianjin Mingda since September 2015. From May 2011 to September 2015, Mr. Li served as the deputy general manager of marketing for Tianjin Mingda. From January 2008 to April 2011, Mr. Li was the department director of eHouse China Tianjin Company. From June 2005 to August 2007, Mr. Li served as a department manager for Tianjin Yuxuan Consultant Co., Ltd. Li holds a bachelor’s degree in engineering from Tianjin University of Science and Technology.

Mr. Liding Sun has served as an independent director of the Company since May 18, 2018. Mr. Sun has been the director of software development at CoreIp Solutions, a technology solutions consulting firm offering technology solutions across multiple industries since January 2011. Mr. Sun holds a Master’s degree and a Bachelor’s degree in Computer Science, both from UCLA.

Mr. Wei Guan has served as an independent director of the Company since May 18, 2018. Mr. Guan co-founded Beijing Jingguanxuan Marketing Development Co., Ltd. as one of its shareholders and has served as its deputy managing director since October 2015. From March 1997 to October 2015, Mr. Guan worked for the Boutique Shopping Guide newspaper and its World magazine as an engineer. Mr. Guan received his bachelor’s degree from Capital University of Economics and Business in 1993. Mr. Guan received his postgraduate degree in Regional Economics from the Renmin University of China in 2001. Mr. Guan received his master’s degree in Business Administration from Foreign Economic and Trade University in 2006.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation of Directors and Executive Officers

For the fiscal years ended December 31, 2018, 2017, and 2016, we did not compensate our executive officers for their services other than to reimburse them for out-of-pocket expenses incurred in connection with business travels.

For the fiscal years ended December 31, 2018, 2017, and 2016, we did not compensate our directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the board of directors.

Our PRC subsidiary is required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Our PRC subsidiary paid retirement and similar benefits for our officers and directors in the year ended December 31, 2018.

C. Board Practices

Pursuant to our amended and restated articles of association, the minimum number of directors shall consist of not less than one person unless otherwise determined by the shareholders in a general meeting. Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if any is held. At any annual general meeting held, our directors will be elected by a majority vote of shareholders eligible to vote at that meeting. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors consist of five directors as of the date of this annual report.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (a) statutory duties, (b) fiduciary duties, and (iii) common law duties. The Companies Law (2018 Revision) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors.

Insider Participation Concerning Executive Compensation

The board of directors of the Registrant, which comprises of Director, Mr. Siping Xu was making all determinations regarding executive officer compensation from the inception of the Company up until the time where the three independent directors were installed.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Chunhui Sun, Wei Guan and Liding Sun. Chunhui Sun is the chairman of our audit committee. We have determined that Chunhui Sun, Wei Guan and Liding Sun satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Chunhui Sun qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•	reviewing with the independent auditors any audit problems or difficulties and management’s response;
•	discussing the annual audited financial statements with management and the independent auditors;
•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
•	reviewing and approving all proposed related party transactions;
•	meeting separately and periodically with management and the independent auditors; and
•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Liding Sun, Chunhui Sun and Wei Guan. Liding Sun is the chairman of our compensation committee. We have determined that Liding Sun, Chunhui Sun and Wei Guan satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;
•	approving and overseeing the total compensation package for our executives other than the most senior executive officers;
•	reviewing and recommending to the board with respect to the compensation of our directors;
•	reviewing periodically and approving any long-term incentive compensation or equity plans;
•	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and
•	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee currently consists of Liding Sun, Chunhui Sun and Wei Guan. Wei Guan is the chairperson of our nominating and corporate governance committee. Liding Sun, Chunhui Sun and Wei Guan satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;
•	identifying and recommending to our board the directors to serve as members of committees;
•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and
•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Employment Agreements

On May 28, 2018, we entered into employment agreements with our executive officers. Pursuant to employment agreements, the form of which is filed as Exhibit 10.3 to our F-1 registration statement filed with the SEC on August 13, 2018, we agreed to employ each of our executive officers for a specified time period, which will be renewed upon both parties’ agreement thirty days before the end of the current employment term, and payment of cash compensation and benefits shall become payable when the Company becomes a public reporting company in the US. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

Our employment agreement with Mr. Siping Xu, our CEO, for a term of 3 years beginning in May 28, 2018, provides for an annual salary of $44,386.79, the payment of which commenced when the Company became a public reporting company in the US.

Our employment agreement with Mengnan Wang, our CFO, for a term of 3 years beginning in May 28, 2018, provides for an annual salary of $22,193.39, the payment of which commenced when the Company became a public reporting company in the US.

D. Employees

As of December 31, 2018, we had approximately 145 full time employees, all of which are full-time. There is no labor union. We believe our relations with our employees are good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report.

•	each of our directors and executive officers who beneficially own our Ordinary Shares; and

•	each person known to us to own beneficially more than 5.0% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 11,621,459 Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. As of the date of the annual report, we have 1 shareholder of record holding beneficial ownership of 5% or more, who is not located in the United States.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Siping Xu(2)	10,200,000	98.26%
Mengnan Wang	10,000	0.09%
Chunhui Sun	0	0%
Liding Sun	0	0%
Yang Li	10,000	0.09%
Wei Guan	0	0%

All directors and executive officers as a group:	10,220,000	98.44%

5% Shareholders(1):
Siping Xu(2)	10,200,000	98.27%

(1)	Unless otherwise indicated, the business address of each of the individuals is Saidun Center [C-1505], Xikang Road, Heping District, Tianjin, People’s Republic of China.

(2)	Mr. Siping Xu, our CEO and chairman of the Board, is also the 100% owner of MDJH Ltd. that holds 10,200,000 Ordinary Shares.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with WFOE, Mingda Tianjin and Its Shareholders

We conduct our real estate services business through Mingda Tianjin, a VIE entity that we control through a series of contractual arrangements between our PRC subsidiary WFOE, Mingda Tianjin and its shareholders including but not limited to our principal shareholder, Mr. Siping Xu. Such contractual arrangements provide us (i) the power to control Mingda Tianjin, (ii) the exposure or rights to variable returns from our involvement with Mingda Tianjin, and (iii) the ability to affect those returns through use of our power over Mingda Tianjin to affect the amount of our returns. Therefore, we control Mingda Tianjin. For a description of these contractual arrangements, see “Item 4. Information on the Company—B. Business Overview”.

Material Transactions with Related Parties

On January 26, 2018, the Company issued 10,380,000 Ordinary Shares to our Beneficial Owners, including some of our executive officers and directors indirectly, in connection with entering into the VIE contractual arrangements, in a private transaction under the Cayman Island laws, with 10,200,000 Ordinary Shares issued to MDJM LTD, an entity 100% controlled by Siping Xu, our CEO, chairman of the board and director, 10,000 Ordinary Shares issued to CANDM LTD, an entity 100% controlled by Yang Li, our director, and 10,000 Ordinary Shares issued to MNCC LTD, an entity 100% controlled by Mengnan Wang, our CFO.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements”.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations, except for the disclosure under “Item 4—Information on the Company—B. Business Overview—Legal Proceedings.”

Dividend Policy

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, MDJH HK.

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to MDJH HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current contractual arrangements, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

In order for us to pay dividends to our shareholders, we will rely on payments made from Mingda Tianjin to WFOE, pursuant to contractual arrangements between them, and the distribution of such payments to MDJH HK as dividends from Mingda Tianjin. Certain payments from our Mingda Tianjin to WFOE are subject to PRC taxes, including business taxes and VAT. In addition, if Mingda Tianjin or its subsidiaries or branches incur debt on their own behalves in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, MDJH HK. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. MDJH HK intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to MDJH HK. See “Risk Factors—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “MDJH.” Our Ordinary Shares began trading on the Nasdaq Capital Market on January 8, 2019.

The following table provides the high and low trading prices for our Ordinary Shares on the NASDAQ Global Market for the periods specified.

	Sales Price (US $)
	High	Low
Annual High and Low
2019 (from January 8, 2019)	$7.90	$3.07
Quarterly High and Low
First Quarter 2019	$7.90	$3.08
Monthly High and Low
January 2019	$7.90	$3.08
February 2019	$7.40	$3.60
March 2019	$5.00	$3.45
April 2019	$4.20	$3.07

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares have been listed on the Nasdaq Capital Market since January 8, 2019, under the symbol “MDJH.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report our amended and restated memorandum and articles of association filed as Exhibits 3.1 and 3.2 to our F-1 registration statement (File No. 333-226826) filed with the SEC on August 13, 2018.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Currency Exchange” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Dividend Distribution.”

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to us by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although MDJM LTD does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of MDJM LTD and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of MDJM LTD, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that MDJM LTD and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because Beijing Jingsh Law Firm, our PRC counsel, believes that it is more likely than not that the Company and its offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because they do not meet some of the conditions out lined in SAT Notice. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the annual report. Therefore we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Our company pays an EIT rate of 25% for Mingda Tianjin (or approximately $0, $396,552, and $332,230 in the years ended December 31, 2018, 2017, and 2016, respectively). The EIT is calculated based on the entity's global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Mingda Tianjin a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

United States Federal Income Tax Considerations

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;
•	financial institutions;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	persons that elect to mark their securities to market;
•	U.S. expatriates or former long-term residents of the U.S.;
•	governments or agencies or instrumentalities thereof;
•	tax-exempt entities;
•	persons liable for alternative minimum tax;
•	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);
•	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation; or
•	persons holding our Ordinary Shares through partnerships or other pass-through entities.

The discussion set forth below is addressed only to U.S. Holders that own our Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income for such taxable year is passive income; or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. It is possible that, for our 2019 taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Mingda Tianjin as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Mingda Tianjin, and as a result, we are treating Mingda Tianjin as our wholly-owned subsidiary for U.S. federal income tax purposes. If we are not treated as owning Mingda Tianjin for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;
•	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
•	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File Number 333-226826), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our financial statements are expressed in Renminbi, and substantially all of our revenue, costs and expenses are denominated in Renminbi. Additionally, our cash and cash equivalents are held in both Renminbi and U.S. dollars. As a result, fluctuations in the exchange rates between the U.S. dollar and Renminbi may affect our results of operations and financial condition.

The Renminbi’s exchange rate with the U.S. dollar is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under such policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Later on, the People’s Bank of China has decided to further implement the reform of the RMB exchange regime and to enhance the flexibility of RMB exchange rates. Such changes in policy have resulted in a significant appreciation of the Renminbi against the U.S. dollar since 2005 though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the Renminbi against the U.S. dollar.

To the extent that we need to convert U.S. dollars we receive from financing activities into the Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our Ordinary Shares. As of December 31, 2018, we had U.S. dollar-denominated cash balances of US$6,692,557. Assuming we had converted the US$6,692,557 into the Renminbi at the exchange rate of US$1 for RMB6.8778 as of December 31, 2018, this cash balance would have been RMB46,030,069. Assuming a 1% appreciation of the US dollar to RMB, $1=6.9466, the cash balance of RMB 46,030,069 would be translated to $6,626,294. The cash balance presented in US dollar would have decreased by $66,263.

In addition, very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of December 31, 2018, 2017, and 2016, $6,692,557, $3,117,740, and $1,662,346, respectively. Most of the Company’s cash were on deposit at financial institutions in the RMB and located in PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or other financial assets. Our approach to managing liquidity is to ensure, as far as possible, that we will always have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	December 31, 2018
Non-derivative financial instruments	Carrying amount		Contractual cash flows	1 year or less
Trade and other payables	RMB	4,902,372	RMB	RMB	4,902,372
	US$	712,782	US$	US$	712,782

Interest Rate Risk

The interest rate of cash held in bank and deposits was 0.35% per annum for the years ended December 31, 2018, 2017, and 2016. We do not have any financial assets that were designated at fair value through profit or loss. We have not used derivative financial instruments to hedge interest risk. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 1.44%, 2.0%, 1.6%, and 2.1% in 2015, 2016, 2017, and 2018, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-226826) for our initial public offering of up to 1,600,000 shares of Ordinary Shares, which was declared effective by the SEC on November 13, 2018. In January 2019, we completed our initial public offering in which we issued and sold an aggregate of 1,260,820 Ordinary Shares, at a price of US$5 per Ordinary Share for a total offering size of approximately $6,304,100. The net proceeds raised from the initial public offering were $4,173,885 after deducting underwriting commissions and the offering expenses payable by us.

As of the date of this annual report, we have used approximately $2,130,215 of the net proceeds from our initial public offering. The expenditures were direct cost in connection with our initial public offering. We intend to use the proceeds from our initial public offering in the manner as disclosed in our registration statement on Form F-1, as amended (File Number 333-226826).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2018. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2018 were effective.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Chunhui Sun qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Chunhui Sun, Mr. Wei Guan, and Mr. Liding Sun satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

The Company adopted a code of ethics as of the date of the filing of their Form F-1/A on September 7, 2018, as exhibit 99.1.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by RBSM LLP, our independent registered public accounting firm for the periods indicated.

	For the Years Ended December 31,
	2017	2018

Audit fees (1)	$-	$310,000

(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2018.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by RBSM LLP, our independent registered public accounting firm including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards.

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of MDJM LTD, and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
1.2	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
4.1	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
4.2	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
4.3	Exclusive Business Cooperation Agreement dated April 28, 2018, between WFOE and Tianjin Mingda (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
4.4	Share Pledge Agreement dated April 28, 2018, between WFOE, Beneficial Owners, and Tianjin Mingda (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
4.5	Exclusive Option Agreement dated April 28, 2018, between WFOE, Beneficial Owners, and Tianjin Mingda (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
4.6	Powers of Attorney dated April 28, 2018, between WFOE, Beneficial Owners, and Tianjin Mingda (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
4.7	Lease Agreement dated January 1, 2018 by and between the Registrant and Ping Han (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
4.8	Lease Agreement dated January 1, 2017 by and between the Registrant and Ping Han (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
4.9	Lease Agreement dated January 1, 2017 by and between the Registrant and Ping Han (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
4.10	Lease Agreement dated October 1, 2016 by and between the Registrant and Tianjin Shuidi Yiyuan Business Hotel Co. Ltd. (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
4.11	Lease Agreement dated October 24, 2017 by and between the Registrant and Zero Point Information Industry Investment Management Co., Ltd. (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

4.12*	Lease Agreement dated September 25, 2018, by and between Mingda Tianjin (Suzhou Branch) and Yunan Ji.
4.13*	Agent Agreement for Commercial Property Sales for Tianfang Wunongli by and between Tianfang (Suzhou) Real Estate Co. Ltd. and Mingda Tianjin (Suzhou Branch) dated September 1, 2018.
4.14*	Marketing and Sales Agent contract for Tianjin Langyi Garden Project (Gongyuanli) by and between Mingda Tianjin and Tianjin Xingtian Real Estate Development Co. Ltd. dated July 1, 2018.
4.15*	Sales Agent Service Contract Agreement for Tianjin Ping’an TEDA Finance Center Project by and between Tianjin Meiyin Real Estate Development Co. Ltd. and Mingda Tianjin dated February 1, 2019.
8.1*	List of subsidiaries of the Registrant.
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1 **	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2 **	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MDJM LTD

	By:	/s/ Siping Xu
Siping Xu
Chief Executive Officer,
Chairman of the Board of Directors

Date: April 26, 2019

MDJM LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MDJM Ltd and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MDJM Ltd and Subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RBSM LLP

We have served as the Company’s auditors since 2018.

New York, New York

April 26, 2019

MDJM Ltd and Subsidiaries

Consolidated Balance Sheets

	As of December 31,
	2018	2017

Assets

Current Assets
Cash and cash equivalents	$6,692,557	$3,117,740
Accounts receivable, net of allowance for doubtful accounts $49,963 and $201,647, respectively	1,767,804	1,633,550
Other receivables	38,701	83,053
Prepaid expenses	235,642	299,666
Prepaid income tax	3,620	-
Total Current Assets	8,738,324	5,134,009

Property and Equipment, net	21,302	34,067

Other Assets
Deferred tax assets	135,471	217,402
Total Other Assets	135,471	217,402

Total Assets	$8,895,097	$5,385,478

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities	$575,087	$473,685
VAT and other taxes payable	137,695	124,799
Total current liabilities	712,782	598,484

Total liabilities	712,782	598,484

Equity:
Ordinary shares: 50,000,000 shares authorized, par value: $0.001 per share, 11,621,459 and 10,380,000 shares issued as of December 31, 2018 and 2017, respectively *	11,621	10,380
Additional paid in capital	6,664,295	2,562,057
Statutory reserve	232,542	232,542
Retained earnings	1,526,110	2,042,081
Accumulated other comprehensive loss	(229,587)	(60,066)
Total MDJM Ltd stockholders’ equity	8,204,981	4,786,994
Noncontrolling interest	(22,666)	-
Total Equity	8,182,315	4,786,994

Total liabilities and Equity	$8,895,097	$5,385,478

*	The shares are presented on a retroactive basis to reflect the founder shares issuance. See Note 8.

The accompanying notes are an integral part of these consolidated financial statements.

MDJM Ltd and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Years Ended December 31,

	2018	2017	2016

Revenue	$2,408,448	$5,532,244	$5,302,030

Operating Expenses:
Selling expenses	82,225	263,797	424,824
Payroll, payroll taxes and others	2,214,975	3,067,837	3,580,791
Rent expenses	141,959	115,615	111,708
Depreciation and amortization	12,575	7,232	5,590
(Reduction) provision for doubtful accounts, net	(146,174)	194,149	-
Other general and administrative	667,267	293,931	305,810
Total Operating Expenses	2,972,827	3,942,561	4,428,723

(Loss) Income from Operations	(564,379)	1,589,683	873,307

Other income (expense):
Government grants	-	-	436,458
Interest income	26,565	32,112	19,015
Other expense	-	(58,241)	-
Total other income (expense)	26,565	(26,129)	455,473

Income (loss) before income tax	(537,814)	1,563,554	1,328,780
Income tax	-	(396,552)	(332,230)
Net income (loss)	(537,814)	1,167,002	996,550
Net income (loss) attributable to noncontrolling interest	21,843	-	-
Net income (loss) attributable to MDJM Ltd common shareholders	$(515,971)	$1,167,002	$996,550

Net income (loss) attributable to MDJM Ltd common shareholders	$(0.05)	$0.11	$0.10

Weighted-average shares outstanding, basic and diluted *	10,400,408	10,380,000	10,380,000

Comprehensive income (loss):
Net Income (loss)	$(537,814)	$1,167,002	$996,550
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustments	(170,344)	270,019	(210,781)
Total other comprehensive income (loss)	(708,158)	1,437,021	785,769
Comprehensive income (loss) attributable to non-controlling interest	823	-	-
Comprehensive income (loss) attributable to MDJM Ltd common shareholders	$(707,335)	$1,437,021	$785,769

*	The shares are presented on a retroactive basis to reflect the founder shares issuance. See Note 8.

The accompanying notes are an integral part of these consolidated financial statements.

MDJM Ltd and Subsidiaries

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2018, 2017 and 2016

	Ordinary Shares
	Number of Ordinary Shares *	Amount of Ordinary Shares	Additional Paid in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance - December 31, 2015	10,380,000	$10,380	$2,535,561	$606	$110,465	$(119,304)	$-	$2,537,708
Issuance of 80,000 ordinary shares of VIE for cash	-	-	26,496	-	-	-	-	26,496
Comprehensive income:
Net income	-	-	-	108,376	888,174	-	-	996,550
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	-	-	-	-	-	(210,781)	-	(210,781)
Balance - December 31, 2016	10,380,000	10,380	2,562,057	108,982	998,639	(330,085)	-	3,349,973
Comprehensive income:
Net income	-	-	-	123,560	1,043,442	-	-	1,167,002
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	-	-	-	-	-	270,019	-	270,019
Balance - December 31, 2017	10,380,000	10,380	2,562,057	232,542	2,042,081	(60,066)	-	4,786,994
Proceeds from initial public offering - December 26, 2018, net of offering costs of $2,103,816	1,241,459	1,241	4,102,238	-	-	-	-	4,103,479
Comprehensive loss:
Net loss	-	-	-	-	(515,971)	-	(21,843)	(537,814)
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	-	-	-	-	-	(169,521)	(823)	(170,344)
Balance - December 31, 2018	11,621,459	$11,621	$6,664,295	$232,542	$1,526,110	$(229,587)	$(22,666)	$8,182,315

*	The shares are presented on a retroactive basis to reflect the founder shares issuance. See Note 8.

The accompanying notes are an integral part of these consolidated financial statements.

MDJM Ltd and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31,

	2018	2017	2016

Cash Flows from Operating Activities:
Net income (loss)	$(537,814)	$1,167,002	$996,550
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	12,575	7,232	5,590
(Reduction) provision for doubtful accounts, net	(146,174)	194,149	-
Loss on disposal of assets	-	1,213	-
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivables	(83,189)	516,593	(520,116)
(Increase) decrease in other receivables	41,441	103,603	(69,312)
(Increase) in prepaid expense	(150,273)	(297,392)	(19,184)
(Increase) in prepaid income tax	(3,762)	-	-
(Increase) decrease in deferred tax assets	72,975	102,099	(205,787)
Increase (decrease) in accounts payable and accrued expenses	131,876	(430,286)	309,566
Increase (decrease) in VAT and other tax payable	18,843	(50,753)	(2,167)
Increase in other payable	-	-	3,161
Net Cash (Used in) Provided by Operating Activities	(643,502)	1,313,460	498,301

Cash Flows from Investing Activities:
Purchase of office equipment and software	(1,215)	(19,659)	(18,283)
Net Cash Used in Investing Activities	(1,215)	(19,659)	(18,283)

Cash Flows from Financing Activities:
Proceeds from initial public offering - December 26, 2018, net of offering costs of $2,103,816	4,103,479	-	-
Proceeds from issuance of shares	-	-	27,692
Net Cash Provided by Financing Activities	4,103,479	-	27,692

Effect of exchange rate changes on cash and cash equivalents	116,055	161,593	(105,204)

Net increase in cash and cash equivalents	3,574,817	1,455,394	402,506
Cash and cash equivalents - beginning of the year	3,117,740	1,662,346	1,259,840
Cash and cash equivalents - end of the year	$6,692,557	$3,117,740	$1,662,346

Supplemental Disclosure Cash Flow Information:
Cash paid for:
Interest	$-	$-	$-
Income taxes	$271,817	$294,454	$538,017

The accompanying notes are an integral part of these consolidated financial statements.

MDJM LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

MDJM LTD (the “Company” or “MDJM”) was incorporated on January 26, 2018 under the laws of the Cayman Islands as an exempted company under the name of MDJLEAD LTD. Effective on May 7, 2018, the Company’s corporate name changed to MDJM LTD. The Company through its subsidiaries and consolidated variable interest entity (“VIE”), is principally engaged in providing end-to-end services in the life cycle of a residential real estate project, including primary real estate agency services, real estate consulting services, and training and evaluation with respect to primary agency sales services in the People’s Republic of China (“PRC”). The Company or MDJM, its subsidiaries and consolidated VIE are also collectively referred to as the “Group”, or where appropriate, the terms the “Group”, “we”, “our, or “us” are also referred to as MDJM or the Company and its subsidiaries and the consolidated VIE as a whole. The Company’s subsidiaries and the consolidated VIE are also referred to as “Subsidiaries”.

MDJCC Limited (“MDJH Hong Kong”) was incorporated on February 9, 2018 under the laws of Hong Kong. MDJM owned 100% interest of MDJH Hong Kong.

Beijing Mingda Jiahe Technology Development Co. Ltd. (“Mingda Beijing”), was a limited liability company organized on March 9, 2018 under the laws of the PRC, a wholly-foreign owned entity (“WFOE”) and 100% owned by MDJH Hong Kong. Mingda Beijing is also referred to as WFOE.

Tianjin Mingda Jiahe Real Estate Co. Ltd. (“Mingda Tianjin” or “VIE”), was a limited liability company organized on September 25, 2002 under the laws of the PRC.

The following table lists the wholly-owned subsidiaries and the consolidated VIE of the Company:

Name of the Company	Date of Incorporation	Place of Incorporation	Percentage of Ownership
MDJCC Limited	2/9/2018	Hong Kong	100%
Beijing MingdaJiahe Technology Development Co. Ltd	3/9/2018	PRC	WFOE
Tianjin Mingdajiahe Real Estate Corporation	9/25/2002	PRC	VIE

VIE Arrangements

PRC regulations currently prohibit or restrict foreign ownership of companies that provide services in certain industrials. To comply with these regulations, on April 28, 2018, Mingda Beijing, a WFOE entered into a series of contractual arrangements with Mingda Tianjin, a VIE. The Agreements provide WFOE effective control over and the ability to receive substantially all of the economic benefits of its VIE.

Agreements that Transfer Economic Benefits of the VIE to the Group

On April 28, 2018, Mingda Beijing, the WFOE entered into an “Exclusive Business Cooperation Agreement” (“Business Agreement”) with Mingda Tianjin.  Pursuant to the Business Agreement, Mingda Beijing, the WFOE will provide with a series of consulting and technical support services to Mingda Tianjin and are entitled to receive 100% of Mingda Tianjin’s net income after deduction of the required PRC statutory reserve. The service fee is paid annually or at any such time agreed by WFOE and Mingda Tianjin. The term of this Business Agreement is valid for ten years upon execution of the agreement and may be extended or terminated prior to the expiration date at will of Mingda Beijing. Unless expressly provided by this Business Agreement, without prior written consent of the WFOE, the Mingda Tianjin may not engage any third party to provide the services offered by the WFOE under this agreement.

Agreements that Provide Effective Control over VIE

On April 28, 2018, each of the shareholders of the Minda Tianjin has entered into an “Exclusive Call Option Agreement” (“Option Agreement”) with Mingda Beijing. Pursuant to the Option Agreements, each of the shareholders of the Mingda Tianjin has granted an irrevocable and unconditional option to the Mingda Beijing or their designees to acquire all or part of such shareholder’s equity interests in Mingda Tianjin at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in the Mingda Tianjin will be equal to the registered capital of the Mingda Tianjin, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. The term of this Option Agreement is valid for ten years upon execution of the agreement and may be extended prior to the expiration date at will of Mingda Beijing.

On April 28, 2018, each of the shareholders of the Mingda Tianjin has also entered into an “Equity Pledge Agreement” (“Pledge Agreement”) with Mingda Beijing. Pursuant to which these shareholders pledged their respective equity interest in the Mingda Tianjin to guarantee the performance of the obligations of the VIE. Mingda Beijing, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the Pledge Agreement, each shareholder of the Mingda Tianjin cannot transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in the Mingda Tianjin without the prior written consent of Mingda Beijing. The equity pledge right will expire when the termination of exclusive business cooperation and all service fees be paid. The equity pledges of the Mingda Tianjin have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC.

Risks in relation to the VIE structure

The Company believes that the Foreign Owned Subsidiaries’ contractual arrangements with the VIE are in compliance with the PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and the interests of the shareholders of the VIE may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so.

The Company’s ability to control the VIE also depends on the power of attorney the Foreign Owned Subsidiaries have to vote on all matters requiring shareholder approval in the VIE. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Company may be subject to fines or other actions. The Company does not believe such actions would result in the liquidation or dissolution of the Company, the Foreign Owned Subsidiaries or the VIE.

The Company, through its subsidiaries, its WFOE and through the contractual arrangements, has (1) the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (2) the right to receive benefits from the VIE. Accordingly, the Company is the primary beneficiary of the VIE and has consolidated the financial results of the VIE.

The accompanying consolidated financial statements present the historical financial position, results of operations and cash flows of Tianjin Mingdajiahe Real Estate Co. Ltd. and its subsidiaries, and adjusted for the effects of the corporate restructure as disclosed per above. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure (“restructuring” or “reorganization”) had been in existence throughout the periods presented (see Note 8 for the 10,380,000 ordinary shares of MDJM issued on January 26, 2018 in connection with the reorganization and anticipation of the initial public offering (“IPO”) of the Company’s equity security).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The accompanying consolidated financial statements include the financial statements of VIE, Mingda Tianjin and its subsidiaries and branch offices. All significant inter-company accounts and transactions have been eliminated on consolidation.

The Group evaluates each of its interests in private companies to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

VIE, Mingda Tianjin, has the following branch offices and or subsidiaries that have minimal transactions since incorporation, which have been included in the accompanying consolidated financial statements:

Name of the Subsidiaries Owned by VIEs	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Tianjin Mingdajiahe Real Estate Corporation Yangzhou Branch	10/18/2017	Yangzhou, China	100%
Tianjin Mingdajiahe Real Estate Corporation Suzhou Branch	10/13/2017	Suzhou, China	100%
Xi She (Tianjin) Business Management Co. Ltd.	10/20/2017	Tianjin, China	100%
Xi She (Tianjin) Wen Hua Chuan Mei Co Ltd.	7/25/2018	Tianjin, China	100%
Xishe Xianglin (Tianjin) Business Operation & Management Co. Ltd.	3/9/2018	Tianjin, China	51%

 Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include useful lives and valuation of long-lived assets, allowance for doubtful accounts, assumptions related to the consolidation of entities in which the Group holds variable interests, valuation allowance on deferred tax.

Reclassification of Financial Statement Accounts

Certain balances in previously issued financial statements have been reclassified to be consistent with the current period presentation. Prepaid income tax in the amount of $166,990 at December 31, 2017 had been reclassified and included in the deferred tax assets in the accompanying consolidated financial statements. See Note 5, Income Tax and Deferred Tax Assets.

Fair Value of Financial Instruments

The Company follows the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”). It clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable, other receivables, prepaid expenses, prepaid income tax, deferred tax assets, accounts payable and accrued liabilities, income tax payable and other taxes payable approximate their fair value based on the short-term maturity of these instruments.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less.

The Company maintains cash and cash equivalents with various commercial banks within the PRC. The Company has not experienced any losses in the bank accounts and believes it is not exposed to any risks on its cash held in PRC banks.

Property and Equipment, Net

Property and equipment are carried at cost, less accumulated depreciation. Costs include any incremental costs that are directly attributable to the construction or acquisition of the item of property and equipment. Maintenance and repairs are expensed as incurred, while major maintenance and remodeling costs are capitalized if they extend the useful life of the asset. Depreciation is computed using the straight-line method over the estimated useful lives.

When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in the results of operations.

Classification	Estimated Usefule Life
Office Equipment and Fixtures	3 or 5 years
Computers	3 or 5 years
Software	10 years
Vehicles	5 years

Revenue Recognition

The Group adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”), from January 1, 2018. The adoption had no material impact on the Group’s in previous years’ retained earnings and the Group’s accompanying consolidated financial statements for the year ended December 31, 2018.

The group determines revenue recognition through the following steps: (1), identification of the contract, or contracts, with a customer, (2), identification of the performance obligations in the contract, (3), determination of the transaction price, (4), allocation of the transaction price to the performance obligations in the contract; and (5), recognition of revenue when, or as, we satisfy a performance obligation.

The commission revenue on underwriting sales is the major income source of the Group. Commission revenue from property brokerage is recognized when: (1) we have completed our performance obligation to sale properties per contract, (2), the property developer and the buyer complete a property sales transaction and the developer received full or partial amount of proceeds from buyer or banker if mortgaged, (3), the property developer grants confirmation to us to be able to invoice them per sales agreement. The Company did not handle any monetary transactions nor act as an escrow intermediary between the developer and the buyer. The Group recognizes revenue net of VAT taxes.

Business Tax and Value Added Tax (“VAT”)

The PRC government implemented a value-added tax reform pilot program, which replaced the business tax with value-added tax. Since May 2016, the changes from business tax to VAT are expanded to all other service sectors which used to be subject to business tax. The value-added tax rates applicable to our subsidiaries and consolidated variable interest entities of the Group is 6%. The Company will accrue VAT payable when the sales invoice is generated.

Deferred Offering Costs

Deferred offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing and other registration related costs in connection with the initial public offering of the Company's ordinary shares ("IPO"). Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed. Deferred offering costs of $2,103,816 was charged to additional paid-in capital in connection with our IPO with our first closing completed on December 26, 2018.

Segment Information

The Group uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. All of the Group's operations are considered by the chief operating decision maker to be aggregated in one reportable operating segment. Currently, all of the Group’s customers are in the People’s Republic of China and all income is derived from commission-based service and minimal consulting and other services, which represented less than 1% of total revenue.

Marketing and Advertising Expenses

Marketing and advertising expenses consist primarily of marketing planning fees and advertisements expenses used for targeted property sales. The Group expenses all marketing and advertising costs as incurred and records these costs within “Selling expenses” on the consolidated statements of operations when incurred. The Group incurred marketing and advertising expenses of $2,889, $178,878 and $233,207 for the years ended December 31, 2018, 2017 and 2016, respectively.

Income Taxes

The Company is governed by the income tax laws of the PRC.

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Group only recognizes tax liabilities related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the amount of tax liabilities that the Group recognizes the largest amount of tax liabilities that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. There were no such tax liabilities be recognized in the accompanying consolidated financial statements. The Group records interest and penalties as a component of income tax expense. There were no such interest and penalties as of and for the years ended December 31, 2018, 2017 and 2016.

Non-Controlling Interest

Non-controlling interest are classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of the Company from the interest of non-controlling interest holder, Xishe Xianglin (Tianjin) Business Operation & Management Co. Ltd..

Per Share Amounts

The Company computes per share amounts in accordance with ASC Topic 260 “Earnings per Share” (EPS) which requires presentation of basic and diluted EPS. Basic EPS is computed by dividing the net income (loss) available to holders of Ordinary Shares by the weighted-average number of Ordinary Shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue Ordinary Shares were exercised or converted into Ordinary Shares or resulted in the issuance of Ordinary Shares that then shared in the earnings of the Company, if any. This is computed by dividing net earnings by the combination of dilutive ordinary share equivalents. There are no dilutive ordinary share equivalents as of December 31, 2018, 2017 and 2016. Accordingly, basic and diluted loss per share are the same.

	2018	2017	2016
Numerator for earnings per share:
Net (loss) income attributable to the Company's common shareholders	$(515,971)	$1,167,002	$996,550
Denominator for basic and diluted earnings per share:
Basic weighted average common shares *	10,400,408	10,380,000	10,380,000
Per share amount
Per share - basic and diluted	$(0.05)	$0.11	$0.10

* Prior to the formation of MDJM, VIE issued 10,380,000 ordinary shares to its shareholders. Each shareholder of VIE was expected to receive MDJM's share at one to one ratio. On January 26, 2018, MDJM issued 10,380,000 ordinary shares to entities controlled by the shareholders of Mingda Tianjin. All references to numbers of ordinary shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis from the earliest period presented.

Comprehensive Income

The Company follows ASC 220-10, “Reporting Comprehensive Income” ASC 220-10 requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to shareholders

Foreign Currency Translation

The functional currency of the Company is the Chinese Renminbi (“RMB”). The US Dollar (“US$”) is used as the reporting currency of the Group. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of changes in stockholders’ equity and comprehensive income.

	December 31,
US$ Exchange Rate	2018	2017	2016

Year end RMB	6.8778	6.5075	6.9445
Annual average RMB	6.6187	6.7588	6.6444

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the U.S. dollar, such as Renminbi (“RMB”), which are their functional currencies. Transactions in other currencies are recorded at the rates of exchange prevailing when the transactions occur. Transaction gains and losses are recognized in the consolidated statements of operations. There was no transaction gain and losses recorded in years ended December 31, 2018, 2017 and 2016.

Concentration Risk

The Company's operations are carried out in the PRC. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC's economy. The Company's operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company's results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. All of the Company’s cash is maintained with state-owned banks within the People’s Republic of China. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” which outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers and supersedes and replaces nearly all existing GAAP revenue recognition guidance, including industry-specific guidance. The authoritative guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. The five steps are: (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; and (v) recognize revenue when or as each performance obligation is satisfied. The authoritative guidance applies to all contracts with customers except those that are within the scope of other topics in the FASB ASC. The authoritative guidance requires significantly expanded disclosures about revenue recognition and was initially effective for fiscal years and the interim periods within these fiscal years beginning on or after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date.” This standard defers for one year the effective date of ASU 2014-09. The Group adopted ASC 606 from January 1, 2018. The adoption had no material impact on the Group’s in previous years’ retained earnings and the Group’s accompanying consolidated financial statements for the year ended December 31, 2018.

In August 2016, the FASB issued ASU 2016-15, an update to ASC Topic 230, Statement of Cash Flows to provide guidance for areas where there is diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2017, with early adoption permitted. The adoption of this guidance had no material impact on our consolidated financial statements.

On May 10, 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”), which clarifies the scope of modification accounting for share-based compensation arrangements by providing guidance on the types of changes to the terms and conditions of share-based compensation awards to which an entity would be required to apply modification accounting under ASC 718. ASU 2017-09 is effective for annual periods beginning after December 15, 2017, with early adoption permitted. The adoption of this guidance had no material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements

We consider the applicability and impact of all Accounting Standards Updates (“ASUs”). The ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial position and/or results of operations.

February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. This update requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2018, with early application permitted. A modified retrospective approach is required. The adoption of this authoritative guidance will have no material impact on our consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220). This update provides companies with the option to reclassify stranded tax effects caused by the 2017 Tax Cuts and Jobs Act, or the 2017 Tax Act, from accumulated other comprehensive income to retained earnings. This standard is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the impact that the adoption of this standard will have on our consolidated financial statements and anticipate adopting the standard for the fiscal year ending December 31, 2019.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Group is currently in the process of evaluating the impact of the adoption of ASU 2016-13 on its consolidated financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable and allowance for doubtful accounts consist of the following at December 31, 2018 and 2017:

	December 31,	December 31,
	2018	2017

Accounts receivable	$1,817,767	$1,835,197
Allowance for doubtful accounts	(49,963)	(201,647)
Accounts receivable, net	$1,767,804	$1,633,550

Accounts receivables are primarily due from the customers - real estate developers and are recognized and carried at the amount billed to a customer, net of allowance for doubtful accounts, which is an estimate for credit losses based on a review of all outstanding amounts on a periodic basis. The Company maintains an allowance for doubtful accounts which required significant judgments by management. The Company establishes a provision for doubtful accounts receivable when there is objective evidence that the Company may not be able to collect the receivables when due. The allowance is based on management's best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on customers’ credit, business, financial status, payment history and ongoing relationship, management makes conclusions on whether any balances outstanding at the end of each reporting period will be deemed uncollectible on an individual basis and on an aging trend analysis basis. Accounts receivable balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

As of December 31, 2018, we reserved $49,963 allowance for doubtful account, which was 20% of the accounts receivable from two customers due to the collectability. The account receivable balance from these two customers were $403,930 at December 31, 2018. We collected   $154,117 from one of the two customers during the months of January and February 2019 and no additional amount collected since February 2019.

As of December 31, 2017, we reserved $201,647 allowance for doubtful account, which was 20% of the accounts receivable balance from two customers due to the collectability. For the period from January 01, 2018 to January 31, 2019, $ 568,197 and $481,169 accounts receivable from these two customers have been collected. The company reduced allowance for doubtful accounts balance as of December 31, 2018 to reflect the subsequent collections.

Major Customers

During the year ended December 31, 2018, our top four customers represented approximately 76% of our total net revenues, with 28%, 25%, 12% and 11%, respectively, from Ge Diao Ping Yuan, Ping Yue Jian Nan, Zi Xi Tai and Ge Diao Song Jian. The accounts receivable from these four customers were $230,803, $62,783, $67,969 and $120,080, respectively, as of December 31, 2018

During the year ended December 31, 2017, our top four customers represented approximately 77% of our total net revenues, with 23%, 21%, 19% and 14%, respectively, from Binhai Land Purchase Co., Ltd, Tianjin Jingshang Property Co., Ltd., Tianjin Jiantai Real Estate Development Co., Ltd., and Tianjin Binhai New City Investment Co., Ltd., and the accounts receivable from these four customers were $469,640, $592,788, $22,557 and $196,982, respectively, as of December 31, 2017.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31,	December 31,
	2018	2017

Office Equipment and Fixtures	$50,224	$51,846
Software	17,465	18,459
Auto	32,636	34,493
Total Assets	100,325	104,798
Less accumulated depreciation	(79,023)	(70,731)
Net Assets	$21,302	$34,067

For the years ended December 31, 2018, 2017 and 2016, depreciation expense for property and equipment amounted to $12,575, $7,232 and $5,590, respectively.

NOTE 5 – INCOME TAX AND DEFERRED TAX ASSETS

The Company is not required to file United States Income Tax returns, since it has no United States presents.

MDJM was incorporated under the laws of the Cayman Islands. Under the current laws of the Cayman Islands, the Company and its Cayman subsidiaries are not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

MDJH Hong Kong was incorporated under the laws of Hong Kong and is subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. MDJH Hong Kong did not have significant activities in Hong Kong in 2018.

The Group conducts substantially all of its business through its subsidiaries and VIE, the operating entities located in the PRC and they are subject to PRC income taxes. The Group’s subsidiaries and VIE in the PRC are subject to a 25% standard tax rate in the years ended December 31, 2018, 2017 and 2016.

The Group adopted ASC 740-10-25 Accounting for Uncertainty in Income Taxes and such adoption did not have any material impact on the accompanying consolidated financial statements. The Group through its Chinese subsidiaries and VIE is principally engaged in the business located in PRC and therefor, is subject to income taxes in the PRC. Tax regulations are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. All tax positions taken, or expected to be taken, continue to be more likely than not ultimately settled at the full amount claimed. The Company’s tax filings are subject to the PRC tax bureau’s examination for a period up to 5 years. The Company is not currently under any examination by the PRC tax bureau.

On December 22, 2017, the Tax Cuts and Jobs Act (the TCJA), which significantly modified U.S. corporate income tax law, was signed into law by President Trump. The TCJA contains significant changes to corporate income taxation, including but not limited to the reduction of the corporate income tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of earnings (except for certain small businesses), limitation of the deduction for net operating losses to 80% of current year taxable income and generally eliminating net operating loss carrybacks, allowing net operating losses to carryforward without expiration, one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits (including changes to the orphan drug tax credit and changes to the deductibility of research and experimental expenditures that will be effective in the future). Notwithstanding the reduction in the corporate income tax rate, the overall impact of the new federal tax law is uncertain, including to what extent various states will conform to the newly enacted federal tax law.

Deferred income tax assets are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive income in the period of the enactment of the change.

Significant components of the Company’s deferred tax assets are as follows at December 31, 2018 and December 31, 2017:

	December 31,	December 31,
	2018	2017

Deferred tax items
Allowance for doubtful accounts	$49,963	$201,647
Accrued expenses per US GAAP	162,089	253,938
Income not recognized per US GAAP	64,153	414,023
Current year loss - Chinese Tax	265,680	-
Total deferred items	541,885	869,608
Tax rate at	25%	25%
Net Deferred Tax Assets	$135,471	$217,402

A reconciliation of the Company’s effective tax rate as a percentage of income before taxes and Federal statutory rate for the years ended December 31, 2018 and 2017, respectively, is as follows:

China	2018	2017	2016

US statutory tax rate	21.00%	34.00%	34.00%
Tax rate difference	4.00%	-9.00%	-9.00%
Changes in valuation allowance	-25.00%	0.00%	0.00%
Effective rate	0.00%	25.00%	25.00%

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following as of December 31, 2018 and 2017:

	2018	2017

Payroll and social security payable	$334,734	$163,397
Bonus payable	162,089	307,338
Other payables	78,264	2,950
Total Accounts Payable and Accrued Liabilities	$575,087	$473,685

NOTE 7 – VAT AND OTHER TAXES PAYABLE

VAT and other taxes payable consist of the following as of December 31, 2018 and 2017:

	2018	2017

VAT payable	$120,305	$105,623
Additions and fees	15,114	5,912
Other taxes	2,276	13,264
Total Other Taxes Payable	$137,695	$124,799

In May of 2016, the Business Tax has been incorporated into Value Added Tax in China, which means there will be no more business or sales tax and accordingly some business operations previously taxed in the name of business tax will be taxed in the manner of VAT thereafter. The Company is subject to 5% of VAT for all of its commission income.

Other additions and fees payable referred to urban maintenance and construction tax payable, 7% of VAT tax paid; additional education tax payable, 3% of VAT tax paid; and local education tax payable 2% of VAT tax paid,

Withholding taxes payable referred to individual income tax payable and social security taxes payable.

NOTE 8 – STOCKHOLDERS’ EQUITY

Ordinary Shares

The Company is authorized to issue up to 50,000,000 shares of ordinary share, par value $0.001 per share. Prior to the formation of the Company, its VIE, Mingda Tianjin issued 10,380,000 founders’ shares to its shareholders. Mr. Siping Xu, chief executive officer, and chairman is currently owned 10,200,000 shares, or 98.27% of outstanding ordinary shares. In connection with the corporate restructuring and anticipation of the IPO of the Company’s equity security, each shareholder of VIE received MDJM's ordinary share at one to one ratio. On January 26, 2018, MDJM issued 10,380,000 ordinary shares to entities controlled by the shareholders of Mingda Tianjin. All references to the numbers of ordinary shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect the issuance of 10,380,000 shares on a retrospective basis as if such shares were issued and outstanding throughout the periods presented.

Pursuant to a registration statement filed with the Securities and Exchange Commission (“SEC”) and was declared effective by the SEC on November 13, 2018, the initial public offering of the common shares of the Company was closed on December 26, 2018 for its first closing. Total of 1,241,459 shares of ordinary share were sold at a price of $5 per share to the public. The Company received total of $6,207,295 in gross proceeds. In connection with this public offering, the Company incurred direct offering costs of $2,103,816, which included audit, legal, consulting, commission and other expenses. Per ASC 505, the Company classified these direct offering costs in the equity section to offset additional paid in capital.

Underwriter Warrants

Pursuant to the IPO Agreement, the Company agreed to grant the underwriter, Network 1 Financial Securities, Inc. (“NETW”) underwriter warrants, which is equal to 10% of the total number of shares of the Company’s ordinary shares being sold in the IPO, at the closing of IPO. The underwriter’s warrant will be non-exercisable for six months after the closing of the offering and will expire five years after the effective date. The underwriter’s will be execrable at a price equal to 125% of $5, the price of the share sold in the IPO, the public offering price, the underwriter’s warrants shall not be redeemable. The underwriter’s warrants will provide for cashless exercise and will contain provisions for one demand registration of the sale of the underlying shares of ordinary stock at the Company’s expense and unlimited “piggyback” registration rights for a period of five years after the closing at the Company’s expense. The Company sold 1,241,459 and 19,361 shares of ordinary shares at the closings of its IPO on December 26, 2018 and January 4, 2019, respectively. Total of 126,082 underwriter warrants were issued on January 4, 2019.

NOTE 9 - STATUTORY RESERVE

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). The statutory surplus reserve fund is non-discretionary other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of shares currently held by them, provided that the remaining statutory surplus reserve balance after such issuance is not less than 25% of the registered capital before the conversion.

The statutory reserve of Mingda Tianjin amounted to $232,542 and $232,542 as of December 31, 2018 and 2017, respectively.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Country Risk

As the Group's principal operations are conducted currently in the PRC, it is subject to considerations and risks not typically associated with companies in North America and Western Europe. These risks include, among others, risks associated with the political, economic and legal environments and foreign currency exchange limitations encountered in the PRC. The Group's results of operations may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, among other things.

In addition, all of the Group's transactions in the PRC are denominated in RMB, which must be converted into other currencies before remittance from the PRC. Both conversion of RMB into foreign currencies and remittance of foreign currencies abroad require approval of the PRC government.

Lease Commitments

The Group entered several lease agreements for office spaces located at Tianjin and Yangzhou city in China. Total monthly rent payable is RMB 66,051, or $9,604 per month under operating leases as of December 31, 2018. The detail of each respective lease is summarized as following:

Address	Location	Usage	From	To	Rent / Mo (RMB)	Rent / Mo ($US)
1 #36 N. Sports Institute	Tianjin	Office	10/1/2016	9/30/2021	¥1,100	$160
2 Tianjing Sandun Center	Tianjin	Office	1/1/2019	12/31/2023	61,251	8,906
3 Xiang Yi Garden 6-406	Suzhou	Office	9/25/2018	9/24/2019	3,700	538
					¥66,051	$9,604

As of December 31, 2018, the future minimum rent payable under non-cancelable operating leases were:

For the years ended December 31,	Rental amount

2019	$113,634
2020	108,792
2021	108,312
2022	106,872
2023	106,872
Total	$544,482

For the years ended December 31, 2018, 2017 and 2016, total rent expense was $118,775, $98,995 and $92,884, respectively. Property management and utility expenses were $23,184, $16,620 and $18,824, in 2018, 2017 and 2016, respectively.

Service Contract

On July 16, 2018, the Company signed a two-years Investor Relations Agreement (“IR Agreement”) with Ascent Investor Relations Inc (“Ascent”). Pursuant to the IR Agreement, Ascent will act as a inventor counsel and provide related services to MDJM from July 16, 2018 to July 15, 2020. As a consideration, the Company will pay $4,140 per month to Ascent before listed in the market of Nasdaq and $7,820 per month after listed in the market of Nasdaq. Either party may terminate the Agreement by providing a written notice of termination for any reason at any time during the second year of the IR Agreement.

On September 6, 2018, the Company signed an Initial Public Offering Agreement (“IPO Agreement”) with Network 1 Financial Securities, Inc. (“NETW”). Pursuant to the IPO Agreement, the Company engaged NETW as the Company’s exclusive lead or managing underwriter and/or book runner and investment banker in connection with the sale of at least of $6,000,000 worth of the Company’s ordinary shares. The Company agrees to pay NETW an underwriting discount or spread of seven percent (7%) of the gross proceeds from investors introduced by NETW and five percent (5%) of the gross proceeds from investors introduced by NETW. NETW shall be entitled to a corporate finance fee equal to two percent (2%) of the gross proceeds of the offering. The Company also agreed to reimburse NETW up to $75,000 out of pocket expenses related to the offering. The IPO agreement is to expire on September 6, 2019.

Underwriter Warrants

Pursuant to the IPO Agreement, the Company agreed to grant NETW underwriter warrants, which is equal to 10% of the total number of shares of the Company’s ordinary shares being sold in the IPO, at the closing of IPO. The underwriter’s warrant will be non-exercisable for six months after the closing of the offering and will expire five years after the effective date. The underwriter’s will be execrable at a price equal to 125% of $5, the price of the share sold in the IPO, the public offering price, the underwriter’s warrants shall not be redeemable. The underwriter’s warrants will provide for cashless exercise and will contain provisions for one demand registration of the sale of the underlying shares of ordinary stock at the Company’s expense and unlimited “piggyback” registration rights for a period of five years after the closing at the Company’s expense. The Company sold 1,241,459 and 19,361 shares of ordinary shares at the closings of its IPO on December 26, 2018 and January 4, 2019, respectively. Total of 126,082 underwriter warrants were issued on January 4, 2019.

Legal Proceeding

Except for the following disclosure, we are not currently a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows or financial condition.

On January 3, 2018, Mingda Tianjin filed a civil complaint in Jizhou District People's Court, Tianjin City (the “Jizhou Court”), alleging a breach of contract against Tianjin Huacheng Century Investment Co. Ltd. (the “Defendant’). Mingda Tianjin and the Defendant entered into a Sales Agency Service Contract on May 1, 2014, as supplemented on November 23, 2015, pursuant to which Mingda Tianjin was expected to provide sales agency services to the Defendant for real estate projects developed by the Defendant. Mingda Tianjin stated that it has performed its duty fully in accordance with the Sales Agency Service Contract and its accompanying agreements signed by both parties. However, since November 2015, the Defendant has defaulted on sales agency fees and retention fees earned by Mingda Tianjin pursuant to the Sales Agency Service Contract, for an aggregate amount of RMB2,792,854, approximately $429,700. Despite Mingda Tianjin’s repeated efforts to demand payment from the Defendant of the outstanding agency sales fees and retention fees, the Defendant had failed to make the relevant payments. Mingda Tianjin then sought relief from the Jizhou Court for the following claims, (a) for the Defendant to pay to Mingda Tianjin’s the accrued sales agency fees, retention fees and loss due to overdue payment in the aggregate of RMB2,792,854 approximately $429,670, and (b) for the Defendant to be responsible for the relevant litigation fees. Mingda Tianjin and the Defendant reached a civil mediation agreement as approved by the Jizhou Court by agreeing that the defendant will pay Mingda Tianjin the sales agency fee by installments, with the first installment of RMB 500,000, approximately $76,900 due by or before February 9, 2018, the second installment of RMB1,146,427, approximately $176,400 due by or before October 31, 2018, and the third installment of RMB1,146,427, approximately $176,400 due by or before December 31, 2018. Any delay in payment of any of the three installment will be considered a default and all outstanding installment payments shall be automatically accelerated and due immediately, with Mingda Tianjin’s option to enforce all outstanding payments by the Defendant in the Jizhou Court. Mingda Tianjin agreed to be responsible for the litigation fees for both parties in connection with this claim, in the amount of RMB15,604, approximately $2,400. Mingda Tianjin retains the right to appeal the mediation agreement.

The first installment of $76,900, which was received in 2018. The Company did not receive the second and third installments as scheduled in the remaining year of 2018.

On January 9, 2019, the Company reached a settlement with the Defendant. The Defendant agreed to pay 90% of balance due, which equivalent to RMB 2,063,567, approximately $300,033 by January 10, 2019. The Company agreed to close the case if the fund was paid on time. The Company received total of $300,033 (2,063,568 RMB) on January 10, 2019 and case was closed.

NOTE 11 – RESTRICTED NET ASSETS OR PARENT COMPANY’S CONDENSED FINANCIAL STATEMENTS

MDJM LIMITED and

BEIJING MINGDA JIAHE TECHNOLOGY DEVELOPMENT CO. LTD (WFOE)

CONDENSED BALANCE SHEETS

As of December 31, 2018

	Combined	MDJM	WFOE
Asset
Cash	$5,626,079	$5,626,079	$-
Total Asset	$5,626,079	$5,626,079	$-

Liabilities and Equity
Other liability
Due to subsidiaries	$1,568,300	$1,565,174	$3,126
Common stock	1,241	1,241	-
Additional paid in capital	4,102,238	4,102,238	-
Retained deficit	(45,700)	(42,574)	(3,126)
Total Labilities and Equity	$5,626,079	$5,626,079	$-

The parent Company, MDJM LTD and Mingda Beijing a WFOE had no significant transactions in 2018. MDJM incurred $42,574 start-up expenditures in 2018. Mingda Beijing incurred $3,126 start-up expenditures in 2018.

NOTE 12 – RELATED PARTY TRANSACTIONS

On January 26, 2018, the Company issued 10,380,000 Ordinary Shares to our Beneficial Owners, including some of our executive officers and directors indirectly, in connection with entering into the VIE contractual arrangements, in a private transaction under the Cayman Island laws, with 10,200,000 Ordinary Shares issued to MDJM LTD, an entity 100% controlled by Siping Xu, our CEO, chairman of the board and director, 10,000 Ordinary Shares issued to CANDM LTD, an entity 100% controlled by Yang Li, our director, and 10,000 Ordinary Shares issued to MNCC LTD, an entity 100% controlled by Mengnan Wang, our CFO.

The MDJM LTD conducts real estate services business through Mingda Tianjin, a VIE that we control through a series of contractual arrangements between our PRC subsidiary WFOE, Mingda Tianjin and its shareholders including but not limited to our principal shareholder, Mr. Siping Xu. Such contractual arrangements provide MDJM LTD (i) the power to control Mingda Tianjin, (ii) the exposure or rights to variable returns from our involvement with Mingda Tianjin, and (iii) the ability to affect those returns through use of our power over Mingda Tianjin to affect the amount of our returns.

NOTE 13 – SUBSEQUENT EVENTS

On January 4, 2019, the Company completed the second closing of its initial public offering of the Company’s ordinary shares. Total of 19,361 shares of ordinary shares were sold at the price of $5 per share at the second closing. The total proceeds of this second closing of the IPO were $96,805.  There was total of $26,399 direct cost in connection with the second closing of IPO.

On January 9, 2019, the Company reached a settlement with the Tianjin Huacheng Century Investment Co. Ltd, the Defendant. The Defendant agreed to pay 90% of balance due, which equivalent to RMB 2,063,567, approximately $300,033 by January 10, 2019. The Company agreed to close the case if the fund was paid on time. The Company received total of $300,033 (2,063,568 RMB) on January 10, 2019 and case was closed.

The Company issued total of 126,082 underwriter warrants to its Underwriter on January 4, 2019, see Note 8.

