Form 20-F
period 2019-12-31
MDJM LTD
filed 2020-04-28
CIK 1741534

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Suite C-1505, Saidun Center

Xikang Road, Heping District, Tianjin

People’s Republic of China

+ 86-2283520851

(Address of principal executive offices)

Siping Xu, Chief Executive Officer

Telephone: + 86-2283520851

Email: cailei@mdjhchina.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	MDJH	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 11,640,820 Ordinary Shares, par value US$0.001 per share, as of December 31, 2019.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

INTRODUCTION

“We,” “us,” “our,” or the “Company” are to MDJM LTD (“MDJM”), a Cayman Islands company, and its Affiliated Entities, as the case may be. Unless the context otherwise requires, in this annual report on Form 20-F references to:

•	“Affiliated Entities” are to our subsidiaries and Mingda Tianjin (defined below) and its subsidiaries and branch offices;

•	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

•	“Exchange Act” are to the Securities Exchange Act of 1934;

•	“fiscal year” are to the period from January 1 to December 31 of the year;

•	“MDJH Hong Kong” to our wholly owned subsidiary, MDJCC Limited, a Hong Kong corporation;

•	“Mingda Tianjin” or “Consolidated VIE” are to Tianjin Mingda Jiahe Real Estate Co., Ltd., a company organized under the laws of the PRC, which we control via a series of contractual arrangements between WFOE (defined below) and Mingda Tianjin;

•	“Ordinary Shares” are to the ordinary shares of MDJM, par value $0.001 per share;

•	“primary real estate market” are to the market for newly constructed and completed residential and commercial real properties, “primary real estate agency services” are to agency services provided for the primary real estate market, “secondary real estate market” are to the market for all residential and commercial real properties other than those for sale in the primary real estate market, and “secondary real estate brokerage services” are to brokerage services provided for the secondary real estate market;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002;

•	“Securities Act” are to the Securities Act of 1933;

•	“Securities Exchange Commission,” “SEC,” “Commission,” or similar terms are to the Securities Exchange Commission;

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;

•	“U.S. GAAP” are to generally accepted accounting principles in the United States;

•	“VIE” are to variable interest entity;

•	“WFOE” are to Beijing Mingda Jiahe Techolgy Development Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by MDJH Hong Kong;

•	“Xishe” are to Xishe (Tianjin) Business Management Co. Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Mingda Tianjin;

•	“Xishe Media” are to Xishe (Tianjin) Culture and Media Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Mingda Tianjin; and

•	“Xishe Xianglin” are to Xishe Xianglin (Tianjin) Business Operations & Management Co. Ltd., a limited liability company organized under the laws of the PRC, which is controlled by Xishe who holds 51% equity ownership, and Zhongcai Nongchuang (Beijing) Technology Co., Ltd., an unrelated third party to us, who holds 49% equity interest.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2019, 2018, and 2017.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31,	December 31,	December 31,
U.S. Dollar Exchange Rate	2019	2018	2017
At the end of the period - RMB	6.9668	6.8778	6.5075
Average rate for the period ended - RMB	6.9072	6.6187	6.7588

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

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The selected consolidated statements of operations data for the years ended December 31, 2019, 2018, and 2017, and balance sheet data as of December 31, 2019 and 2018 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of operations data for the year ended December 31, 2016, and balance sheet data as of December 31, 2017 and 2016 have been derived from our audited consolidated financial statements not included in this annual report.

You should read the following summary consolidated financial data in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of the results for any future periods.

Selected Statements of Operations Information:

	2019	2018	2017	2016

Revenue	$5,679,977	$2,408,448	$5,532,244	$5,302,030

Operating Expenses:
Selling expenses	186,641	82,225	263,797	424,824
Payroll, payroll taxes and others	3,710,697	2,214,975	3,067,837	3,580,791
Professional fees	634,372	-	-	-
Operating leases expenses	184,802	141,959	115,615	111,708
Depreciation and amortization	15,180	12,575	7,232	5,590
Reduction for doubtful accounts, net	(38,883)	(146,174)	194,149	-
Other general and administrative	628,608	667,267	293,931	305,810
Total Operating Expenses	5,321,417	2,972,827	3,942,561	4,428,723

Income (loss) from Operations	358,560	(564,379)	1,589,683	873,307

Other income:
Government grants	-	-	-	436,458
Gain (loss) on disposal of asset	1,705	-	(1,213)	-
Gain on foreign currency exchange	12,072	-	-	-
Loss on disposal of subsidiary	(4,970)	-	-	-
Interest income	30,662	26,565	32,112	19,015
Other income (expense)	2,707	-	(57,028)	-
Total other income	42,176	26,565	(26,129)	455,473

Income (loss) before income tax	400,736	(537,814)	1,563,554	1,328,780
Income tax	(101,372)	-	(396,552)	(332,230)
Net income (loss)	299,364	(537,814)	1,167,002	996,550
Net income (loss) attributable to noncontrolling interest	(153,742)	(21,843)	-
Net income (loss) attributable to MDJM Ltd shareholders	$453,106	$(515,971)	$1,167,002	$996,550

Net income (loss) per ordinary share attributable to MDJM Ltd shareholders	$0.04	$(0.05)	$0.11	$0.10

Weighted-average shares outstanding, basic and diluted *	11,640,661	10,400,408	10,380,000	10,380,000

Comprehensive income (loss):
Net Income (loss)	$299,364	$(537,814)	$1,167,002	$996,550
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustments	(53,156)	(170,344)	270,019	(210,781)
Total other comprehensive income (loss)	246,208	(708,158)	1,437,021	785,769
Comprehensive income (loss) attributable to non-controlling interest	(2,398)	(823)	-	-
Comprehensive income (loss) attributable to MDJM Ltd shareholders	$248,606	$(707,335)	$1,437,021	$785,769

Selected Balance Sheets Information:

	As of December 31,
	2019	2018	2017	2016

Assets

Current Assets
Cash and cash equivalents	$6,552,677	$6,692,557	$3,117,740	$1,662,346
Accounts receivable, net of allowance for doubtful accounts $10,774, $49,963, $201,647 and $0, respectively	2,155,158	1,767,804	1,633,550	2,222,491
Other receivables	69,977	38,701	83,053	67,312
Prepaid expenses	60,020	235,642	299,666	27,955
Prepaid income tax	-	3,620	-	303,090
Total Current Assets	8,837,832	8,738,324	5,134,009	4,283,194

Property and equipment, net	70,154	21,302	34,067	21,011

Other Assets
Deferred tax assets	33,440	135,471	217,402	-
Operating lease assets, net	391,871	-	-	-
Other receivable - long term	99,532	-	-	71,999
Total Other Assets	524,843	135,471	217,402	-

Total Assets	$9,432,829	$8,895,097	$5,385,478	$4,376,204

Liabilities and Equity

Current Liabilities:
Accounts payable and accrued liabilities	$460,690	$575,087	$473,685	$859,893
VAT and other taxes payable	107,662	137,695	124,799	166,338
Deferred income	26,429	-	-	-
Operating lease liabilities, current	91,737	-	-	-
Total Current Liabilities	686,518	712,782	598,484	1,026,231

Long-term operating lease liabilities	247,382	-	-	-

Total Liabilities	933,900	712,782	598,484	1,026,231

Equity:
Ordinary shares: 50,000,000 shares authorized, par value: $0.001 per share, 11,640,820, 11,621,459, 10,380,000 and 10,380,000 shares issued and outstanding as of December 31, 2019, 2018, 2017 and 2016, respectively	11,641	11,621	10,380	10,380
Additional paid in capital	6,734,681	6,664,295	2,562,057	2,562,057
Statutory reserve	262,954	232,542	232,542	108,982
Retained earnings	1,948,804	1,526,110	2,042,081	998,639
Accumulated other comprehensive loss	(280,345)	(229,587)	(60,066)	(330,085)
Total MDJM LTD stockholders’ equity	8,677,735	8,204,981	4,786,994	3,349,973
Noncontrolling interest	(178,806)	(22,666)	-	-
Total Liabilities and Equity	$9,432,829	$8,895,097	$5,385,478	$4,376,204

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to our Business and Industry

Our business is susceptible to fluctuations in the real estate market of China.

We conduct our real estate services business primarily in China. Our business depends substantially on the conditions of the PRC real estate market. Demand for private residential real estate in China has grown rapidly in the recent decade but such growth is often coupled with volatility in market conditions and fluctuation in real estate prices. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political, and other factors. Over the years, governments at both national and local levels have announced and implemented various policies and measures aimed to regulate the real estate markets, in some cases to stimulate further development and more purchase of residential real estate units and in other cases to restrict these activities from growing too rapidly. These measures can affect real estate buyers’ eligibility to purchase additional units, their down payment requirements and financing, as well as availability of land to developers and their ability to obtain financing. These measures have affected and may continue to affect the conditions of the China’s real estate market and cause fluctuations in real estate pricing and transaction volume. See “—Risks Related to Our Business and Industry—Our business may be materially and adversely affected by government measures aimed at China’s real estate industry.” Furthermore, there may be situations in which China’s real estate industry is so active that real estate developers see a reduced need for marketing initiatives and reduce their spending on such initiatives, which could potentially adversely affect our result of operations. To the extent fluctuations in the real estate market adversely affect real estate transaction volumes or prices, our financial condition and results of operations may be materially and adversely affected.

Our business may be materially and adversely affected by government measures aimed at China’s real estate industry.

The real estate industry in China is subject to government regulations, including measures that are intended to control real estate prices. Since January 2011, PRC government agencies have issued a number of restrictive rules on the real estate market, which include:

•	minimum down payments for the first self-use housing unit purchased by a family must be no less than 20% of the purchase price;

•	minimum down payments for the second housing unit purchased by a family must be no less than 40% of the purchase price, and the loan interest rate must be no less than 110% of benchmark lending interest rate;

•	all municipalities directly under the central government, all provincial capitals, and other cities where the local housing prices are deemed to be too high or to have risen too fast, are required to temporarily suspend the sale of housing units to families with registered local permanent residences that already own two or more housing units, families without registered local permanent residences that already own one or more housing units, and families without registered local permanent residences that cannot provide evidence of their local payment of taxes or social insurance premiums for a required period;

•

value-added tax is imposed and calculated on the full sales revenue for the sale of all housing units held for less than two years, and for Beijing, Shanghai, Guangzhou, and Shenzhen, on the difference between the sales revenue and the amount paid for the housing unit for the sale of non-ordinary housing units which were purchased two or more years ago, and for regions outside of Beijing, Shanghai, Guangzhou, and Shenzhen, no value-added tax for the sales of non-ordinary housing units which were purchased two or more years ago;

•	real estate property tax pilot projects were launched in Shanghai and Chongqing. Local regulations require a real property tax to be imposed on certain local housing units purchased on or after January 28, 2011, at a current tax rate of 0.6% in Shanghai and at a tax rate ranging from 0.5% to 1.2% in Chongqing; and

•	governments of most major cities are required to set up and make public their target for controlling the price of local, newly built, residential housing units for the current year within the first season. Accordingly, many cities, including Shanghai, Beijing, Chongqing, and Shenzhen, have started such exercise to announce their respective price control targets for each year since 2011.

In late February and March 2013, the PRC government issued the “New Five Policies” for administration of the housing market and detailed implementation rules, which revealed the PRC government’s strong determination to curb the increase of housing prices by requiring more stringent implementation of housing price control measures. For example, in cities where housing unit sales have already been subject to restrictions, if the local housing supply is not sufficient so that the housing prices are rising too fast, local governments are required to take more stringent measures to restrict housing units from being sold to those families who own one or more housing units. Following the request of the central government, Beijing, Shanghai, and other major cities in China have announced detailed regulations for the New Five Policies in late March 2013, to further cool down local real estate markets.

To stimulate real property market, the Chinese government has carried out various policies to loosen some of the restrictive measures in 2015 and 2016. For example, the Chinese government lowered the percentage of down payment for purchase of houses during 2015 and 2016, and relaxed real property related tax policies in early 2016. Certain cities have also loosened their local housing price control measures in 2015 and 2016. However, following the real estate boom in 2015 and 2016 where the PRC real estate market saw significant and steady property sale price increases, the PRC government has urged local governments to adopt measures to stabilize the real estate market. In 2016 and 2017, the local governments of several cities in the PRC have implemented a series of measures designed to stabilize the growth of the property market on a more sustainable level. Such tightening measures have affected some of the cities where we operate, including Zhengzhou, Jinan, Suzhou, Chengdu, Tianjin, Beijing, and Changsha. These measures regulate various aspects of the property market, including: (i) land acquisition financing (for example, Zhengzhou has raised the land bidding deposit to 100%), (ii) pre-sale management (for example, Jinan sets new application requirements for pre-sale permits), (iii) sale price restriction (for example, Suzhou requires developers to file sale prices at the price filing systems of relevant authorities), (iv) purchaser qualification (for example, a Jinan regulation provides that local residents are eligible to purchase no more than two residential properties while qualified non-residents are eligible to purchase only one residential property) and (v) purchaser financing (for example, Suzhou has raised down-payment ratios for first and second home owners to 50% and 80% respectively, Tianjin has raised down-payment ratios for second home owners to 60%). In 2018, certain local governments in the PRC further implemented measures to steady property sale price increases and stabilize the real estate market, such as Hainan which limited local residents from purchasing more than one residential property. Beginning in June 2018, new rules were enacted in cities where we operate, such as (1) in Chengdu, three years must pass before residents may transfer or sell newly purchased residential property; and (2) in Tianjin, the local government continue to emphasize the importance of stabilizing the local real estate market. These local measures may also cause adverse and material impacts on our business operations and financial results.

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

However, the full effect and extent of these policies on the real estate industry and our business will depend in large part on the implementation and interpretation of the circulars by governmental agencies, local governments, and banks involved in the real estate industry. The PRC government’s policies and regulatory measures on the PRC real estate sector could limit our access to required financing and other capital resources, adversely affect the property purchasers’ ability to obtain mortgage financing, or significantly increase the cost of mortgage financing, reduce market demand for our services and our ability to successfully make sales and obtain relevant commissions, and increase our operating costs. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures or that agencies and banks will not adopt restrictive measures or practices in response to PRC governmental policies and regulations, which could substantially reduce pre-sales of our properties and cash flow from operations and substantially increase our financing needs, which would in turn materially and adversely affect our business, financial condition, results of operations, and prospects.

Our financial condition, results of operations, and cash flows may be adversely affected by public health epidemics, including the coronavirus disease first identified in Wuhan, China.

In December 2019, a novel strain of coronavirus (“COVID-19”) was first identified in Wuhan, China. Less than four months later, on March 11, 2020, the World Health Organization declared COVID-19 a pandemic—the first pandemic caused by a coronavirus. The outbreak has reached more than 160 countries, resulting in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. The Chinese government has ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses.

Because of the quarantines and travel restrictions mandated by the Chinese government, from the end of January to mid-March of 2020, many real estate projects we were promoting and selling were suspended, which adversely impacted our business during that period. However, because our operating income and earnings have historically been lower during the first quarter than other quarters due to the winter and the Chinese New Year holiday period, we believe this seasonality partially mitigated the adverse impact on our full-year operating results. Starting from the end of March 2020, these real estate projects began to reopen. Although we believe our operations have resumed to the level before the COVID-19 outbreak as of April 2020 and even though we currently expect to continue the promotion and sales of real estate projects as we typically did, to the extent COVID-19 further impacts our promotion and sale of real estate projects, our financial condition, results of operations, and cash flows could be adversely affected.

Consequently, the COVID-19 outbreak may materially adversely affect our business operations and condition and operating results for 2020, including but not limited to material negative impact on our total revenue, slower collection of accounts receivables, and additional allowance for doubtful accounts. Because of the significant uncertainties surrounding the COVID-19 outbreak, we cannot reasonably estimate the extent of the business disruption and the related financial impact at this time.

A severe or prolonged slowdown in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The Chinese economy has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China; the withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Failure to maintain or enhance our brands or image could have a material and adverse effect on our business and results of operations.

We believe our “Mingda Jiahe” brand is associated with a well-recognized, integrated real estate services company in the local markets that it operates, with consistent high-quality services among real estate developers and other real estate market players such as design institutes, transportation bureaus, and infrastructure bureaus in China. Our brand is integral to our sales and marketing efforts. Our continued success in maintaining and enhancing our brand and image depends to a large extent on our ability to satisfy customer needs by further developing and maintaining quality of services across our operations, as well as our ability to respond to competitive pressures. If we are unable to satisfy customer needs or if our public image or reputation were otherwise diminished, our business transactions with our customers may decline, which could in turn adversely affect our results of operations.

We may not be able to successfully execute our strategy of expanding into new geographical markets in China, which could have a material and adverse effect on our business and results of operations.

We plan to continue to expand our business into new geographical areas in China, such as first-tier, second-tier, and third-tier cities in the eastern seaboard area and central China. As China is a large and diverse market, consumer trends and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China. When we enter new markets, we may face intense competition from companies with greater experience or an established presence in the targeted geographical areas or from other companies with similar expansion targets. In addition, our business model may not be successful in new and untested markets and markets with a different legal and business environment, such as Hong Kong and Macau. Therefore, we may not be able to grow our revenue in the new cities we enter into due to the substantial costs involved. Specifically, pursuant to the PRC laws, while real estate service companies are not required to obtain local government approval prior to commencement of operations, they shall make record-filing with the real estate regulatory authorities at the county level or above within 30 days after effecting the State Administration for Industry and Commerce (the “SAIC”) registration, and local governments may impose local regulations with respect to operation eligibility and record-filing deadlines for primary real estate agency service providers to comply with. Typically, local governments impose eligibility standards such as registered capital, minimum number of qualified real estate brokers and/or sales associates, and/or minimum size of the operating premises. For local governments requesting service providers to make record filings, there may be a filing deadline imposed, and if service providers do not comply, may result in fines, penalties and/or the suspension of operation. If we are not able to meet the operation eligibility requirements, or are not able to, when applicable, timely file with relevant local real estate regulatory authorities in markets we desire to expand to, we may be unable to execute our strategy of expanding into desired new geographical markets in China, which could have a material and adverse effect on our business and results of operations.

There is no guarantee that we will be able to win bids from real estate developers at a similar rate as we have in 2019, 2018, and 2017, if we are unable to maintain similar bid-winning rates as right now, our results of operations and prospects may be materially and adversely affected.

A substantial part of our revenue comes from our primary real estate agency services. Our ability to generate revenue from our primary real estate agency services depends on our successfully winning bids from real estate developers. In 2019, 2018, and 2017, we were able to win 61%, 27%, and 40% of the total bids we had submitted, respectively. Our bid-winning rate in turn, depends on various factors such as the capability of our competitors, our ability to continue to deliver high-quality bidding plans. Additionally, the availability of bids also depends on the general economic environment and the general growth of the PRC real estate market. Although we have been able to maintain a healthy ratio of winning bids, there can be no assurance that we will be able to continue with the current success rate. As such, if we are unable to maintain similar bid-winning rates as right now, our results of operations and prospects may be materially and adversely affected.

There is no guarantee that we will be able to maintain our sales performance as we have in 2019, 2018, and 2017. In the event that our sales performance declines due to factors outside of our control, or due to the deterioration of our performance, our results of operations and prospects may be materially and adversely affected.

A substantial part of our revenue comes from our primary real estate agency service. We generate revenue through commissions paid for by our real estate developer clients. The commission payment plans depend on the total number of units for sale, and the percentage of units we are able to sell. Our commission rate may be a fixed rate where, regardless of how many units we sell, we are paid at the same rate, or our commission rate may be a progressive rate, where our commission varies with the number of units we are able to sell in a stated period. In 2019, 2018, and 2017, we have been able to achieve the following commission rates in our sales performance, 0.94%, 0.87%, and 1.09%, respectively. Moreover, our sales performance depends on various factors. Some factors are outside of our control, such as the appetite of prospective buyers for the specific real estate projects we are promoting and selling, and general economic environment, PRC government’s restrictive policies on real estate. Our sales performance will also decline if we fail to execute our selling and marketing plans effectively, and as such, our results of operations and prospects may be materially and adversely affected.

If we cannot manage our growth effectively and efficiently, our results of operations or profitability could be adversely affected.

The revenue for the year ended December 31, 2019 was $5,679,977, an increase of $3,271,529, or 136%, from $2,408,448 in the same period of 2018. The increase of the revenue for the year of 2019 was primarily attributed to our new projects acquired since 2018. Our revenue for 2018 was $2,408,448, a decrease of 56% from $5,532,244 in 2017. While our revenue in 2018 was impacted by the tightening of the PRC policies on the real estate industry, we intend to continue to expand our services and operations. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological, and other resources. Our planned expansion will also place significant demands on us to maintain the quality of our services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative, and technological systems and our financial and management controls, and recruit, train, and retain additional qualified real estate service professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets and launch new business initiatives. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. As a result, our quality of service may deteriorate and our results of operations or profitability could be adversely affected.

If we are unable to compete successfully, our financial condition and results of operations may be harmed.

We encounter intense competition in each of our business segments on a national, regional, and local level. Competition in the industry is primarily based on quality of services, brand name recognition, geographic coverage, commission rates or service fees, and range of services. Compared to real estate development, providing real estate services does not require significant capital commitments. This low barrier to entry allows new competitors to enter our markets with relative ease. The new competitive landscape has placed additional demands on us to increase the amount of resources we provide to our customers and increase the quality of our services in order to retain our customers. New and existing competitors may offer competitive rates, greater convenience, or superior services, which could attract customers away from us, resulting in lower revenue for our operations. Competition among real estate services companies may cause a decrease in commission rates or service fees we receive and higher costs to attract or retain talented employees.

While we are one of the largest real estate agency companies in Tianjin, and we are in the process of establishing our market positions in new markets such as Chengdu, Suzhou, and Yangzhou, our relative competitive position varies significantly by service type and there is no guarantee that we are able to maintain our leading positions. We may not be able to continue to compete effectively, maintain our current fee arrangements or margin levels, or ensure that we will not encounter increased competition.

Our major competitors in the Tianjin market are Shenzhen World Union Real Estate Consultants Co., Ltd., eHouse (China) Holdings Ltd. and Centaline Property Agency Ltd. Our major competitors in the Suzhou market are Birthidea Culture Media Co., Ltd., Tospur Real Estate Consulting Co., Ltd., and Beijing Syswin Lixiang Holding Group. Our major competitors in the Yangzhou market are Centaline Property Agency Ltd., eHouse (China) Holdings Ltd., and Xiamen New Visual Angle Real Estate Planning Agency Co., Ltd.

Some of our competitors may have a broader national presence than us and may have a more established branding recognition than us in major markets, and also may have more financial or other resources than us. Others may have smaller aggregate businesses than us, but may be more established and have greater market presence and brand name recognition on a local or regional basis. We are also subject to competition from other large national and international firms such as World Union Real Estate Consultancy (China) Ltd., Jones Lang LaSalle, Centaline Group, and SouFun Holdings Limited. These firms may have more financial or other resources than us. If we fail to compete effectively, our business operations and financial condition will suffer.

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

We generated a majority of our total revenue from services provided to real estate developers, and expect to continue to rely on real estate developers to generate a significant portion of our revenue for the foreseeable future. Revenue from our services to real estate developers typically are generated on a project-by-project basis. Each project may have several phases that in the aggregate, last for more than 5 years. Developers must first obtain sales permits and the timing of obtaining sales permits varies from project to project and is subject to uncertain and potentially lengthy delays as developers need to obtain a series of other permits and approvals related to the development before obtaining the sales permit. Additionally, whether future phases of a project will be constructed depend on a variety of factors such as the macroeconomic circumstances and the real estate market circumstances, as well as the sales performance of existing phases of a project. As such, there is no guarantee how much service revenue we may generate from each of our developer clients.

It is therefore difficult to predict the interval between the time we sign the agency agreements and the time we launch the sale for the projects. We recognize commission revenue from our primary real estate agency services upon achieving successful sale of an entire project or a phase of a project. “Successful sale,” as defined in individual contracts with our developer clients, depends on, among other things, the delivery of the down payment and some purchasers may not deliver the down payments on time. Certain projects may take longer to complete the sales and thus making it difficult for us to forecast revenue and increases period-to-period fluctuations. For our independent training, we typically agree to a fixed fee arrangement conditional upon the completion of a project, or a monthly consulting fee payment. For some of our consulting projects in relation to real estate design, sales, and marketing strategy, land acquisition, and property development, we may agree to a fixed fee arrangement conditional upon the delivery of a final product, such as providing a market study report or sales and marketing strategy report, or a monthly consulting fee payment. Because such consulting projects may take anywhere from a month to a year to perform, the timing of recognizing revenue from such projects may cause fluctuations in our quarterly revenue and even our annual revenue. Furthermore, difficulty in predicting when these projects will begin and how long it will take for us to complete them makes it difficult for us to forecast revenue.

In addition, we have in the past entered into, and expect to continue to enter into, contracts from time to time with developers requiring us to pay deposits, which has from time to time resulted in our operating with negative cash flows or, if we fail to recover such deposits, could have a material and adverse effect on our liquidity, financial condition, and results of operations.

Our sales, revenue, and operations will be affected if the prospective buyers are not able to secure mortgage financing on attractive terms, if at all.

A majority of the residential properties purchasers of the projects we serve rely on mortgages to fund their purchases. If the availability or attractiveness of mortgage financing is reduced or limited, many of our prospective buyers may not desire or be able to purchase our properties and, as a result, the sales progress of the property projects we serve will slow down and take longer to complete, and thus our business, liquidity, and results of operations could be adversely affected. Among other factors, the availability and cost of mortgage financing may be affected by changes in PRC regulations or policies or changes in interest rates.

The circulars issued by the PRC State Council and related measures taken by local governments and banks have restricted and may continue to restrict the ability of purchasers to qualify for or obtain mortgage financing. Since January 26, 2011, for a household purchasing a second residential household property with mortgage financing, the down payment must be at least 60% of the purchase price and the interest rate for the mortgage on such property must be at least 1.1 times the benchmark interest rate. The notice of the General Office of the PRC State Council promulgated on February 26, 2013 authorized local counterparts of the People’s Bank of China (the “PBOC”) to further increase down payment ratios and interest rates for loans to purchase second properties in accordance with the price control policies and targets of the corresponding local governments.

On September 29, 2014, the PBOC and the China Banking Regulatory Commission (the “CBRC”) issued the Circular of PBOC and CBRC on Further Improving Financial Services for Housing, among other incentive policies, which specifies that the minimum down payment is 30% of the purchase price for purchasers of a first residential property for their households, and the minimum loan interest rate is 70% of the benchmark rate, to be decided by banking financial institutions in light of risk conditions. For purchasers of a second residential property for their households who have paid off the loan that financed their first house and reapply for a loan to finance an ordinary commodity house for the purpose of improving their living conditions, the loan policies for a first house will apply.

In light of the weakening in the property market in China, on March 30, 2015, the PBOC, the Ministry of Housing and Urban-Rural Development (the “MOHURD”) and CBRC jointly issued the Circular on Issues concerning Individual Residential Mortgage Policies in an effort to stimulate the market. The circular reduces the minimum down payment ratios from 30% to 20% for first home buyers who use the housing provident fund for their purchase and from 60% to 40% for second home buyers with outstanding mortgages who apply for another mortgage. In addition, the circular provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 30% for their purchase of a second house if all loans are settled on their first home. Further, on August 27, 2015, the MOHURD, the Ministry of Finance of the PRC (the “MOF”), and the PBOC jointly issued the Circular on Adjusting the Minimum Down Payment for the Purchase of Houses by Individuals on the Housing Provident Fund Loans, which provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 20% for their purchase of a second house if all loans are settled on their first home.

On February 1, 2016, the PBOC and the CBRC jointly issued a notice which provides that in cities where restrictions on purchase of residential property are not being implemented, the minimum down payment ratio for a personal housing commercial loan obtained by a household for purchasing its first ordinary residential property is, in principle, 25% of the property price, which can be adjusted down by 5% by local authorities. For existing residential property household owners who have not fully repaid previous loans and are further obtaining personal housing commercial loans to purchase an additional ordinary residential property for the purpose of improving living conditions, the minimum down payment ratio must be no less than 30% which is lower than the previous requirement of no less than 40%.

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

In October 2016, Suzhou increased the minimum down payment for first home owners seeking second home owner but has no outstanding real estate mortgages to 50%, and first home owners seeking second home owner but has outstanding real estate mortgages to 80%, and additionally, suspended commercial mortgages to personal purchases of real estate property by owners of more than two residents.

Effective in December 2017, Yangzhou increased the waiting period of resale of residential property by one year to a total of three years, and suspended sale of residential property to owners of three or more residential properties in Yangzhou.

In August 2018, Chengdu adjusted the minimum housing provident fund down payment ratio to 30% for first time home-owners; to 60% to 70% for first-home-owners, with mortgage terms capped at 25 years; and no provident fund mortgages will be provided to families that owns at least two homes. In October 2016, Chengdu adjusted the commercial down payment ratio to 40% for first home-owners seeking to buy additional personal real estate properties.

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

During the year ended December 31, 2019, revenue from our three major customers represented 31%, 16%, and 11% of our total revenue, respectively. Revenue derived from services we rendered to major clients (i.e., a client generating 10% or more of our revenue) for the years ended December 31, 2018 and 2017, accounted for approximately 76% and 77%, respectively, of our total revenue. We do not have cooperation agreements or other partnership agreements with our top clients. In the future, we cannot guarantee that we will be able to win bids for primary agent sales services with real estate developers of similar calibers who would provide us with similar revenue, or require our services at the same level, or they may experience financial or other difficulties that prevent them from making timely delivery of their properties under development. Should these real estate developers terminate or substantially reduce their agency services contract with us and we fail to find alternative real estate developers to provide us with revenue-generating business, or if any of them fail to make timely delivery of their properties under development, our financial condition and results of operations may be materially and adversely affected.

We face long cycles to settle our accounts receivable and customer deposits, which could materially and adversely affect our results of operations.

As part of the industry practice, many of our developer clients elect to settle our commission and other service fees only upon the completion of the entire project or a phase of a project. Our working capital levels are therefore affected by the time lag between the time we actually make sales, bill our clients, and collect the funds owed to us. This also results in large accounts receivable balances. As of December 31, 2019 and 2018, our accounts receivable balances, net of allowance for doubtful accounts, were $2,155,158 and $1,767,804, respectively. Some of our developer clients require us to pay an upfront and refundable deposit as demonstration of our financial strength and commitment to provide high-quality service, and refund such deposits subject to certain pre-determined criteria at a date specified in the agency contracts. As of December 31, 2019 and 2018, we had no such deposit made to our client, respectively.

We may be subject to liabilities in connection with real estate agency activities.

As a real estate sales agent, we and our licensed employees are subject to statutory obligations not to sell properties that fail to meet the statutory sales conditions or provide false statements on the conditions of any property in any advertisement. We must present clients with relevant title certificates or sales permits of the properties and the related letter of authorization. Failure to fulfill these obligations could subject us or our employees to litigation from parties who purchased, sold, or leased properties we brokered. We or our employees may become subject to claims by other participants in real estate transactions claiming that we or our employees did not fulfill our statutory obligations as brokers. Additionally, if we were to be found to have sold residential property that fail to meet the statutory sales conditions, we are subject to various fines ranging from RMB20,000 to RMB30,000 (approximately $2,871 to $4,806), or provide false statements on the conditions of any property in any advertisement, we are subject to various fines in proportion to the advertisement income.

If we fail to hire, train, and retain qualified managerial and other employees, our business and results of operations could be materially and adversely affected.

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

Our business depends on our trademark “Mingda Jiahe.” Any failure to protect our trademark and other intellectual property rights could have a negative impact on our business.

We believe that market recognition of our trademark “Mingda Jiahe” has contributed significantly to the success of our business. We also believe that maintaining and enhancing the “Mingda Jiahe” brand is critical to maintaining our competitive advantage. Any unauthorized use of our trademark and other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States or the Cayman Islands, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use are difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademark, and other intellectual property rights, we may lose these rights and our business may suffer materially.

As internet domain name rights are not rigorously regulated or enforced in China, other companies have incorporated in their domain names elements similar in writing or pronunciation to the “Mingda Jiahe” trademark or their Chinese equivalents. This may result in confusion between those companies and our company and may lead to the dilution of our brand value, which could adversely affect our business.

If we fail to obtain or keep licenses, permits, or approvals applicable to the various real estate services provided by us, we may incur significant financial penalties and other government sanctions.

Due to the broad geographic scope of our operations and the wide variety of real estate services we provide, we are subject to numerous national, regional, and local laws and regulations specific to the services we perform. Pursuant to the applicable regulations regarding real estate agency and brokerage businesses, a real estate broker is required to conduct a filing with the real estate administrative authority within 30 days after issuance of its business license. We have completed such filings with the relevant local real estate administrative authorities for Mingda Tianjin, and its Suzhou Branch Office, and Yangzhou Branch Office. No such filing is required by the relevant real estate administrative authorities for Chengdu Branch Office.

If we fail to properly file records or to obtain or maintain the licenses and permits for conducting our businesses, the relevant branch office or subsidiary may be ordered to cease conducting the relevant real estate services and be subject to warning, fines, and revocation of its licenses. Given the large size and scope of real estate sale transactions, both the difficulty of ensuring compliance with the multiple levels of licensing regimes and the possible loss resulting from non-compliance are significant.

Moreover, our consolidated VIE, Mingda Tianjin, its consolidated subsidiaries and consolidated branch offices, are required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide their current services, including an ICP license for our www.mingdapartner.com website located in the PRC. Specifically, Mingda Tianjin, and its Suzhou Branch Office, Yangzhou Branch Office, and Chengdu Branch Office, each engaged in providing primary real estate agency services, are either required to maintain applicable primary real estate brokerage licenses or submit for record filing with the relevant local regulatory authorities. These licenses are essential to the operation of the relevant business segments and are generally subject to review by the relevant governmental authorities. Our Consolidated VIE, and its consolidated subsidiaries and consolidated branch offices may also be required to obtain additional licenses.

If we fail to properly obtain or maintain the licenses and permits or complete the filing and registrations required to conduct our business, our affected subsidiaries, Consolidated VIE and its consolidated subsidiaries and consolidated branch offices in China may be warned, fined, have their licenses or permits revoked, or ordered to suspend or cease providing certain services, or subjected to other penalties, including confiscation of revenue, sanctions, or liabilities, which in turn could materially and adversely affect our business, financial condition and results of operations.

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

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance, and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008, its implementing rules that became effective in September 2008, and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Besides, pursuant to the Labor Contract Law and its amendments, dispatched employees are intended to be a supplementary form of employment and the fundamental form should be direct employment by enterprises and organizations that require employees. Further, it is expressly stated in the Interim Provisions on Labor Dispatch that became effective on March 1, 2014 that the number of seconded employees an employer uses may not exceed 10% of its total labor force and the employer has a two-year transition period to comply with such requirement. Our VIE and its consolidated subsidiaries and consolidated branch offices had used seconded employees for their principal business activities. The transition period ended on February 29, 2016, and those PRC subsidiaries have taken steps to decrease the number of seconded employees. If the relevant PRC subsidiaries are deemed to have violated the limitation on the use of seconded employees under the relevant labor laws and regulations, we may be subject to fines and incur other costs to make required changes to our current employment practices.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition, and results of operations could be materially and adversely affected.

We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters, health epidemics, or other public safety concerns affecting the PRC, and particularly Tianjin, Chengdu, Suzhou, and Yangzhou. Natural disasters may give rise to severe interruptions to construction business and adversely affect our ability to provide services to clients. In recent years, there have been outbreaks of epidemics in China and globally, such as the coronavirus originated in Wuhan city at the end of 2019, H1N1 flu, and avian flu. Our business operations could be disrupted by any of these epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. A prolonged outbreak of any of these illnesses or other adverse public health developments in China or elsewhere in the world could have a material adverse effect on our business operations.

Such outbreaks could significantly impact the real estate industry, which could severely disrupt our operations and adversely affect our business, financial condition, and results of operations. Our headquarters is located in Tianjin, where our management and employees currently reside. Consequently, if any natural disasters, health epidemics, or other public safety concerns were to affect Tianjin or cause travel restriction in or out of Tianjin or its surrounding areas, our operations may experience material disruptions, which may materially and adversely affect our business, financial condition, and results of operations.

Risks Relating to Doing Business in the PRC

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, or the “FIL,” which became effective on January 1, 2020 and replaced the formerly effective laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law, and the Wholly Foreign-owned Enterprise Law, or the “Existing FIE Laws,” together with their implementation rules and ancillary regulations. The FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Investment.”

However, uncertainties still exist in relation to interpretation and implementation of the FIL, especially in regard to, including, among other things, the nature of VIE contractual arrangements, the promulgation schedule of both the “negative list” under the FIL and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While FIL does not define contractual arrangements as a form of foreign investment explicitly, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIEs through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, our contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations, or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC Affiliated Entities in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Changes in the policies of the PRC government could have a significant impact upon our ability to operate profitably in the PRC.

We conduct all of our operations and all of our revenue is generated in the PRC. Accordingly, economic, political, and legal developments in the PRC will significantly affect our business, financial condition, results of operations, and prospects. Policies of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our ability to operate profitably in the PRC may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations, or their interpretation, particularly those dealing with real estate, including restrictions on housing unit sales, taxation and other laws that affect our ability to provide our real estate-related services.

Because our business is dependent upon government policies that encourage a market-based economy, changes in the political or economic climate in the PRC may impair our ability to operate profitably, if at all.

Although the PRC government has been pursuing a number of economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC. Because of the nature of our business, we are dependent upon the PRC government pursuing policies that encourage private ownership of businesses. Restrictions on private ownership of businesses would affect the securities business in general and businesses using real estate service in particular. We cannot assure you that the PRC government will pursue policies favoring a market-oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social, or political disruption, or other circumstances affecting political, economic, and social life in the PRC.

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

In July 2014, the State Administration of Foreign Exchange (the “SAFE”) promulgated the Circular on Issues Concerning Foreign Exchange Administration Over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles, or “Circular 37,” which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or “Circular 75.” Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, referred to in Circular 37 as a “special purpose vehicle” for the purpose of holding domestic or offshore assets or interests. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division, or other material event. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on its ability to contribute additional capital to its PRC subsidiaries. Further, failure to comply with the SAFE registration requirements could result in penalties under PRC law for evasion of foreign exchange regulations.

Mr. Siping Xu, Yang Li, Xia Ding, Qiang Ma, Liang Zhang, Zhengyuan Huang, Meina Guo, Mengnan Wang, Jie Zhang, and Lei Cai (each, a “Beneficial Owner,” and together, the “Beneficial Owners”), who are our beneficial owners and are PRC residents, have completed the initial foreign exchange registrations. However, as the promulgation of Circular 37 is relatively recent, it is unclear how these regulations will be interpreted and implemented. We cannot assure you that our ultimate shareholders who are PRC residents will in the future provide sufficient supporting documents required by the SAFE or complete the required registration with the SAFE in a timely manner, or at all. Any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on WFOE’s ability to pay dividends or make distributions to us and on our ability to increase our investment in WFOE.

Although we believe that our agreements relating to our structure are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration, or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

Because our business is conducted in RMB and the price of our Ordinary Shares is quoted in U.S. dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the currently of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rate between the RMB and U.S. dollar affect the value of our assets and the results of our operations in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Changes in the conversion rate between the U.S. dollar and the RMB will affect that amount of proceeds we will have available for our business.

Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The EIT Law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance, and assets of an enterprise. In April 2009, the State Administration of Taxation, or the “SAT,” issued a circular, known as “SAT Notice 82,” which provides certain specific criteria for determining whether the “de facto management bodies” of a PRC-controlled enterprise that is incorporated offshore is located in China. However, there are no further detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” Although our board of directors and management are located in the PRC, it is unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

If we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax (“EIT”) on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiary and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses, and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise”, any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our Ordinary Shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our Ordinary Shares.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC subsidiary is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty, including (1) the Hong Kong resident enterprise must be the beneficial owner of the relevant dividends, and (2) the Hong Kong resident enterprise to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the SAT promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, projects, or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this annual report, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate.

Even after we obtain the Hong Kong tax resident certificate, we are required by applicable tax laws and regulations to file required forms and materials with relevant PRC tax authorities to prove that we can enjoy 5% lower PRC withholding tax rate. MDJH Hong Kong intends to obtain the required materials and file with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received from MDJH Hong Kong.

Our contractual arrangements with Mingda Tianjin and its shareholders may not be effective in providing control over Mingda Tianjin.

All of our current revenue and net income is derived from Mingda Tianjin, and its subsidiaries and branch offices. We do not have an equity ownership interest in Mingda Tianjin but rely on contractual arrangements with Mingda Tianjin to control and operate its business and the business of its subsidiaries and branch offices. However, these contractual arrangements may not be effective in providing us with the necessary control over Mingda Tianjin and its operations. Any deficiency in these contractual arrangements may result in our loss of control over the management and operations of Mingda Tianjin, which will result in a significant loss in the value of an investment in our company. We rely on contractual rights through our VIE structure to effect control over and management of Mingda Tianjin and its subsidiaries and branch offices, which exposes us to the risk of potential breach of contract by the shareholders of Mingda Tianjin. In addition, as our chief executive officer Mr. Siping Xu owns 98.27% of Mingda Tianjin’s outstanding equity, it may be difficult for us to change our corporate structure if such shareholder refuses to cooperate with us.

Because we conduct our business through Mingda Tianjin, a VIE, if we fail to comply with applicable law, we could be subject to severe penalties and our business could be adversely affected.

We operate our business through Mingda Tianjin, a VIE, the equity of which is principally owned by Mr. Siping Xu, our chief executive officer and principal shareholder, through a series of contractual agreements, as a result of which, under U.S. GAAP, the assets and liabilities of Mingda Tianjin are treated as our assets and liabilities and the results of operations of Mingda Tianjin are treated in all respects as if they were the results of our operations. There are uncertainties regarding the interpretation and application of PRC laws, rules, and regulations, including but not limited to the laws, rules, and regulations governing the validity and enforcement of the contractual arrangements between WFOE and Mingda Tianjin.

On or around September 2011, various media sources reported that the China Securities Regulatory Commission (the “CSRC”) had prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher-level government authority or what any such report provides, or whether any new PRC laws or regulations relating to VIE structures will be adopted or what they would provide.

If WFOE, Mingda Tianjin, or their ownership structure or contractual arrangements are determined to be in violation of any existing or future PRC laws, rules, or regulations, or WFOE or Mingda Tianjin fails to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

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

We cannot assure you that the PRC courts or regulatory authorities may not determine that our corporate structure and contractual arrangements violate PRC laws, rules, or regulations. If the PRC courts or regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules, or regulations, our contractual arrangements will become invalid or unenforceable, and Mingda Tianjin will not be treated as a VIE and we will not be entitled to treat Mingda Tianjin’s assets, liabilities, and results of operations as our assets, liabilities, and results of operations, which could effectively eliminate the assets, revenue, and net income of Mingda Tianjin from our balance sheet, which would most likely require us to cease conducting our business and would result in the delisting of our Ordinary Shares from Nasdaq Capital Market and a significant impairment in the market value of our Ordinary Shares.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by the CSRC, a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings, and our other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings, or any of our other public pronouncements.

The failure to comply with PRC regulations relating to mergers and acquisitions of domestic projects by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure.

On August 8, 2006, the Ministry of Commerce of the PRC (“MOFCOM”), joined by the CSRC, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the SAIC, and the SAFE, jointly promulgated regulations entitled the Provisions Regarding Mergers and Acquisitions of Domestic Projects by Foreign Investors (the “M&A Rules”), which became effective as of September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, have certain provisions that require offshore special purpose vehicles formed for the purpose of acquiring PRC domestic companies and controlled directly or indirectly by PRC individuals and companies, to obtain the approval of MOFCOM prior to engaging in such acquisitions and to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock market. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

The application of the M&A Rules with respect to our corporate structure remains unclear, with no current consensus existing among leading PRC law firms regarding the scope and applicability of the M&A Rules. Thus, it is possible that the appropriate PRC government agencies, including MOFCOM, would deem that the M&A Rules required us or our entities in China to obtain approval from MOFCOM or other PRC regulatory agencies in connection with WFOE’s control of Mingda Tianjin through contractual arrangements. If the CSRC, MOFCOM, or another PRC regulatory agency determines that government approval was required for the VIE arrangement between WFOE and Mingda Tianjin, or if prior CSRC approval for overseas financings is required and not obtained, we may face severe regulatory actions or other sanctions from MOFCOM, the CSRC, or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines or other penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from overseas financings into the PRC, restrict or prohibit payment or remittance of dividends to us, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation, and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel overseas financings, to restructure our current corporate structure, or to seek regulatory approvals that may be difficult or costly to obtain.

The M&A Rules, along with certain foreign exchange regulations discussed below, will be interpreted or implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, and we cannot predict how they will affect our acquisition strategy. For example, Mingda Tianjin’s ability to remit its profits to us or to engage in foreign-currency-denominated borrowings, may be conditioned upon compliance with the SAFE registration requirements by Mr. Siping Xu, principal shareholder of us and the VIE, over whom we may have no control.

Our contractual agreements with Mingda Tianjin are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.

As all of our contractual arrangements with Mingda Tianjin are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Disputes arising from these contractual arrangements between us and Mingda Tianjin will be resolved through arbitration in China, although these disputes do not include claims arising under the United States federal securities law and thus do not prevent you from pursuing claims under the United States federal securities law. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements, through arbitration, litigation, and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements and exert effective control over Mingda Tianjin. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over Mingda Tianjin, and our ability to conduct our business may be materially and adversely affected.

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

Since our chief executive officer owns 87.6% of our Ordinary Shares, he has the ability to elect directors and approve matters requiring shareholder approval by way of ordinary resolution or special resolution.

Mr. Siping Xu, our Chief Executive Officer and Chairman, is currently the beneficial owner of 10,200,000 shares, or 87.6% of our outstanding Ordinary Shares, which are directly held by MDJH LTD, an entity 100% owned by Mr. Xu. As result, Mr. Xu is able to exert significant voting influence over fundamental and significant corporate matters and transactions. He has the power to elect all directors and approve all matters requiring shareholder approval without the votes of any other shareholder. He has significant influence over a decision to enter into any corporate transaction and has the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Ordinary Shares.

Since we are deemed a “controlled company” under the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Our largest shareholder owns more than a majority of the voting power of our outstanding Ordinary Shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even though we are deemed a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

If we fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to accurately and timely disclose information about our financial results or prevent fraud. Any inability to accurately and timely disclose financial results could harm our business and reputation and cause the market price of our Ordinary Shares to decline.

A system of financial controls and procedures is necessary to ensure that information about our financial results is recorded, processed, summarized, and reported in an accurate and timely fashion. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and prevent fraud. If we cannot disclose required information or provide reliable financial reports, we may not be able to manage our business as effectively as we would if an effective control environment existed, and our business and reputation may be harmed. Prior to our initial public offering, management and our independent registered public accounting firm identified that we had a material weakness because we lacked sufficient personnel with an appropriate level of knowledge of U.S. GAAP and financial reporting. Although we have taken certain steps to address this deficiency, including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function, (ii) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control, and (iii) appointing independent directors, establishing an audit committee, and strengthening corporate governance, and it is no longer a material weakness based on the assessment of management, it is possible that we may have a material weakness identified in the future if the controls and procedures we have implemented are inadequate.

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial, commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies, or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our stock.

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

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we intend to take advantage of certain exemptions from disclosure and other requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

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

Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

Some provisions of our amended and restated memorandum and articles of association, may discourage, delay, or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s amended and restated articles of association. Our amended and restated articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least twenty-one clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third in nominal value of our total issued voting shares.

If we are classified as a passive foreign investment company (“PFIC”), United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a PFIC for any taxable year if, for such year, either

•	At least 75% of our gross income for the year is passive income; or

•	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. It is possible that, however, for our 2020 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Mingda Tianjin as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Mingda Tianjin, and as a result, we are treating Mingda Tianjin as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Therefore, the income and assets of Mingda Tianjin should be included in the determination of whether or not we are a PFIC in any taxable year. However, if we are not treated as owning Mingda Tianjin for United States federal income tax purposes, we would likely be treated as a PFIC.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

On January 26, 2018, we established a holding company, MDJM (formerly known as MDJLEAD LTD), under the laws of the Cayman Islands. MDJM owns 100% of MDJH Hong Kong, a Hong Kong Company incorporated on February 9, 2018.

On March 9, 2018, WFOE was incorporated pursuant to PRC laws as a wholly foreign owned enterprise. MDJH Hong Kong holds the 100% equity interest in WFOE. On October 20, 2017, Xishe was incorporated pursuant to PRC laws as a limited company. Mingda Tianjin holds 100% of the equity interest in Xishe.

On March 9, 2018, Xishe Xianglin was incorporated pursuant to PRC laws as a limited company. Xishe holds 51% of the equity interest in Xishe Xianglin, and the remaining 49% is held by an unrelated third party, Zhongcai Nongchuang (Beijing) Technology Co., Ltd.

On July 25, 2018, Xishe Media was incorporated pursuant to PRC laws as a limited company. Xishe holds 100% of the equity interest in Xishe Media.

We operate our business through our VIE, Mingda Tianjin, and its subsidiaries and branch offices. Mingda Tianjin was established in 2002 as a limited company established pursuant to PRC laws, and began generating revenue in 2005. Since the inception of Mingda Tianjin, we have consolidated our business practice, consistently expanded our business operation beyond primary sales agency service to include stand-alone consulting services and more recently in 2016, launched independent third-party evaluation and training services, and deepened our expertise and connection first in our native Tianjin market and then in other prominent second-and third-tier cities such as Chengdu where we completed our first local project in 2014 and first registered Mingda Tianjin’s branch office (the “Chengdu Branch Office”) in 2019, Suzhou where we first registered Mingda Tianjin’s branch office (the “Suzhou Branch Office”) in 2017, and Yangzhou where we maintain an office and first registered Mingda Tianjin’s branch office (the “Yangzhou Branch Office”) in 2017. The Chengdu Branch Office, the Suzhou Branch Office, and the Yangzhou Branch Office are not independent legal entities from Mingda Tianjin. Each of the Chengdu Branch Office, the Suzhou Branch Office, and the Yangzhou Branch Office is established pursuant to the local regulations that require non-local enterprises engaged in real estate service operations to register branch offices in local jurisdictions. The Suzhou Branch Office and Yangzhou Branch Office both started generating revenue in January 2018, and the Chengdu Branch Office started generating revenue in July 2019. Through subsidiaries of Mingda Tianjin, namely Xishe, Xishe Xianglin, and Xishe Media, we launched tourism development services in 2018, to provide real estate marketing and planning services, real estate agency services, and advertisement planning services.

Pursuant to PRC laws, each entity formed under PRC laws shall have certain business scope as submitted to the SAIC or its local counterpart. Pursuant to specific business scopes, approval by the relevant competent regulatory agencies may be required prior to the commencement of business operations. As such, WFOE’s business scope is to primarily engage in technology development, provision of technology service, technology consulting; development of computer software and hardware, computer network technology, game software, provision of enterprise management and related consulting service, human resource consulting service, and intellectual property consulting service. Since the sole business of WFOE is to provide Mingda Tianjin with technical support, consulting services, and other management services relating to its day-to-day business operations and management in exchange for a service fee approximately equal to Mingda Tianjin’s net income after the deduction of the required PRC statutory reserve, such business scope is necessary and appropriate under the PRC laws. Mingda Tianjin, on the other hand, is also able to, pursuant to its business scope, conduct real estate primary agency sales and real estate consulting businesses. Mingda Tianjin is approved by the competent regulatory body in Tianjin that regulates real estate brokerage services, to engage in real estate services and brokerage operations.

Mingda Tianjin started offering primary real estate agency services in 2002. Mr. Siping Xu, our chief executive officer, controls 98.27% of Mingda Tianjin. We control Mingda Tianjin through contractual agreements, which are described under “—B. Business Overview—Contractual Arrangements between WFOE and Mingda Tianjin.” MDJM is a holding company with no business operation other than holding the shares in MDJH Hong Kong, also a pass-through entity with no business operation. WFOE is exclusively engaged in the business of managing the operations of Mingda Tianjin.

Our principal executive offices are located at Suite C-1505, Saidun Center, Xikang Road, Heping District, Tianjin, People’s Republic of China, and our phone number is + 86-2283520851. We maintain a corporate website at http://www.mdjhchina.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies, that are not emerging growth companies, including, but not limited to, (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (2) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (3) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions.

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

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenue exceed $1.07 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Exchange. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

B. Business Overview

Overview

Through our VIE, Mingda Tianjin, we are an emerging, integrated real estate services company in China. We primarily provide primary real estate agency services to our real estate developer clients, and provide, on an as-needed basis, real estate consulting services, and independent training services. Currently, our primary market is in the Tianjin Autonomous Municipality, one of the richest cities in the PRC, ranking third in the PRC based upon GDP per capita in 2018, according to China Statistical Yearbook 2019. Since 2014, we have expanded our market presence to other first and second tier cities in China including Chengdu of Sichuan province, and Suzhou and Yangzhou of Jiangsu province.

Through subsidiaries of Mingda Tianjin, namely Xishe, Xishe Xianglin, and Xishe Media, we are in the process of becoming a rural and suburban tourism development service provider in China. The services we provide include real estate marketing and planning services, real estate agency services, and advertisement planning service. Through our tourism development services, we intend to develop rural tourism, industrial tourism, culture tourism, and seniors and health tourism. We intend to design programs to promote the integrated development of the primary, secondary, and tertiary industries through tourism growth. We have participated in thought leadership activities such as government investment promotion, government promotion meetings, and rural revitalization industry matchmaking meetings, and we believe we are considered as an integral part of the Xinnong Chuang project, a project to establish a nationwide tourism platform in rural areas of China.

Our primary real estate agency services offerings include providing primary agency sales services to residential real estate developers at any stages of the development and sale of a residential real estate project. Since our inception in 2002, we have been engaged in the sale of 64 unique residential real estate projects, with 47 projects reaching 100% sales completion status as of December 31, 2019. We typically serve large and mid-sized real estate developers, such as China Vanke Co., Ltd., China Merchants Property Development Co. Ltd., the Municipal Government of Binhai, Tianjin Metro Resources Investment Co., Ltd., Jingrui Real Estate (Group) Co., Ltd. Tianjin Real Estate Development (Group) Co., Ltd. Tianjin Teda Development Co., Ltd., Tianjin City Investment Binhai Real Estate Management Co., Ltd., Chengdu Huashuo Real Estate Co., Ltd., Yunnan Hengcheng Real Estate Co., Ltd., Yangzhou Wanyun Construction Development Co., Ltd., Suzhou Eastern City Sunan Land Purchase Co., Ltd., Taida Xincheng (Chengdu) Real Estate Co., Ltd., or promising emerging local developers in the markets that we operate. We primarily generate revenue through sales commissions which are either fixed or progressive. We generated 97.1%, 97.4%, and 99.9% of our total revenue through our primary agency sales services in fiscal 2019, fiscal 2018, and fiscal 2017, respectively. We have traditionally provided exclusive primary agency sales services where we are the exclusive sales agent. While we expect the exclusive sales agent arrangements to continue to be the main part of our business, since 2016 we have strategically bid on and won real estate projects as co-sale agents, where we collaborate with other primary agency sales service providers to act as co-agents in a sale. In fiscal 2019, fiscal 2018, and fiscal 2017, 22.26%, 17.51%, and 21.66%, respectively, of our revenue was derived from sales in real estate projects where we acted as co-agents providing primary agency sales services to our developer clients. We believe that co-sale opportunities allow us to tap into developer clients we have not previously collaborated, or who utilized their traditional primary sales agents.

We also provide, on an as-needed basis, real estate consulting services with respect to any stages or a combination of stages of the development and sale of a residential real estate project. Types of real estate consulting services that we are capable of providing include consulting, marketing strategy planning and strategy, and advertising services and sales strategies. We provide stand-alone real estate consulting services to clients based upon a consulting service plan we created that tailors to each client’s specific challenges and needs. We charge service fees based upon a monthly fixed charge, as well as a project completion fee in some circumstances. We generated 2.7%, 2.2%, and 0.1% of our total revenue through our consulting services in fiscal 2019, fiscal 2018, and fiscal 2017, respectively.

For our independent training services, we are engaged by existing or prior real estate developer clients to provide independent third-party training services to the primary agency sales agents the developers have engaged. We started a pilot project in 2016 for this service offering and began generating revenue in 2018. In this role, we strive to leverage our expertise and experience in researching and creating sales programs and strategies uniquely tailored to each project and establishing and operating a sales project from end to end to evaluate the performance of another sales team, and if needed, create sales strategy, training, and operating manuals for a sales team, as well as establishing the operating frameworks of a successfully-run sales program. Through our independent third-party training services, we intend to establish our reputation in new local markets which are key to our contemplated expansion on a national level. We generated $4,704 and $9,058 revenue through our independent training services in fiscal 2019 and fiscal 2018, respectively.

Through subsidiaries of Mingda Tianjin, namely Xishe, Xishe Xianglin, and Xishe Media, we launched tourism development services in 2018, to provide real estate marketing and planning services, real estate agency services, and advertisement planning services. We started generating revenue in the second quarter of 2019 from tourism development services provided by Xishe Xianglin. We generated $49,169 revenue through tourism development services in 2019.

We commenced our operations in 2002. Our revenue was $5,679,977, $2,408,448, and $5,532,244, for the years ended December 31, 2019, 2018, and 2017, respectively. Our net income (loss) was $299,364, $(537,814), and $1,167,002, for the years ended December 31, 2019, 2018, and 2017, respectively. The increase in revenue and net income for the fiscal year ended December 31, 2019 was primarily attributed to new projects acquired since 2018.

Contractual Arrangements between WFOE and Mingda Tianjin

Neither we nor our subsidiaries own any equity interest in Mingda Tianjin. Instead, we control and receive the economic benefits of Mingda Tianjin’s business operation through a series of contractual arrangements. WFOE, Mingda Tianjin, and Mingda Tianjin’s shareholders entered into a series of contractual arrangements, also known as VIE Agreements, on April 28, 2018. The VIE Agreements are designed to provide WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the sole equity holder of Mingda Tianjin, including absolute control rights and the rights to the assets, property, and revenue of Mingda Tianjin.

According to the Exclusive Business Cooperation Agreement, Mingda Tianjin is obligated to pay service fees to WFOE approximately equal to the net income of Mingda Tianjin after deduction of the required PRC statutory reserve.

Each of the VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Mingda Tianjin and WFOE, WFOE provides Mingda Tianjin with technical support, consulting services, intellectual services, and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, Mingda Tianjin granted an irrevocable and exclusive option to WFOE to purchase from Mingda Tianjin, any or all of Mingda Tianjin’s assets at the lowest purchase price permitted under PRC laws. Should WFOE exercise such option, the parties shall enter into a separate asset transfer or similar agreement. For services rendered to Mingda Tianjin by WFOE under this agreement, WFOE is entitled to collect a service fee calculated based on the time of services rendered multiplied by the corresponding rate, the plus amount of the services fees or ratio decided by the board of directors of WFOE based on the value of services rendered by WFOE and the actual income of Mingda Tianjin from time to time, which is approximately equal to the net income of Mingda Tianjin after the deduction of the required PRC statutory reserve.

The Exclusive Business Cooperation Agreement shall remain in effect for 10 years unless it is terminated by WFOE with 30-day prior notice. Mingda Tianjin does not have the right to terminate that agreement unilaterally. WFOE may unilaterally extend the term of that agreement with prior written notice.

The CEO of WFOE, Mr. Siping Xu, is currently managing Mingda Tianjin pursuant to the terms of the Exclusive Business Cooperation Agreement. WFOE has absolute authority relating to the management of Mingda Tianjin, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing, and other operational functions. The Exclusive Business Cooperation Agreement does not prohibit related party transactions. Our audit committee is required to review and approve in advance any related party transactions, including transactions involving WFOE or Mingda Tianjin.

Share Pledge Agreement

Under the Share Pledge Agreement between WFOE, and Siping Xu, Yang Li, Xia Ding, Qiang Ma, Liang Zhang, Meina Guo, Zhenyuan Huang, Mengnan Wang, Jie Zhang, and Lei Cai, together holding 100% shares of Mingda Tianjin (the “Mingda Tianjin Shareholders”), the Mingda Tianjin Shareholders pledged all of their equity interests in Mingda Tianjin to WFOE to guarantee the performance of Mingda Tianjin’s obligations under the Exclusive Business Cooperation Agreement. Under the terms of the Share Pledge Agreement, in the event that Mingda Tianjin or its shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The Mingda Tianjin Shareholders also agreed that upon occurrence of any event of default, as set forth in the Share Pledge Agreement, WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Mingda Tianjin Shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interest.

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

Exclusive Option Agreement

Under the Exclusive Option Agreement, the Mingda Tianjin Shareholders irrevocably granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Mingda Tianjin. The option price is equal to the capital paid in by the Mingda Tianjin Shareholders subject to any appraisal or restrictions required by applicable PRC laws and regulations. As of December 31, 2019, if WFOE exercised such option, the total option price that would be paid to all of the Mingda Tianjin Shareholders would be approximately $1,586,834, which is the aggregate registered capital of Mingda Tianjin. The option purchase price shall increase in case the Mingda Tianjin Shareholders make additional capital contributions to Mingda Tianjin, including when the registered capital is increased upon Mingda Tianjin receiving the proceeds from our initial public offering.

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

•

Integrated Provider of a Full Range of Services. Our full range of services enable us to engage developer clients at early stages of their property development process. From providing feasibility studies prior to submissions of bids for development projects, consulting and strategizing at the inception of a proposed development project to marketing and sale of completed properties, we are capable of providing comprehensive one-stop services to our developer clients at various stages of the real estate development and sales process. Our sales force in the secondary real estate brokerage services market also promotes residual unsold units from the primary real estate agency services market, thereby enhancing our services to our developer clients in the primary real estate market and increasing transaction volume in the secondary real estate market. Furthermore, our in-house research capability, through our market research and development center, enhance our real estate consulting and information services and create a significant competitive advantage for us. They also allow us to attract developer clients at an early stage of the project and build an on-going relationship with them. As a result of our ability to provide a full range of real estate services, we increase our value and attractiveness to our clients at various stages of the real estate development, marketing, and sales process.

•	Experienced and Stable Management Team. We have an experienced and stable management team with strong operational experience, execution capability, and real estate industry expertise. Most of our senior management team members have participated in China’s real estate industry since its inception and have worked together as a team since our inception in 2002. In particular, our CEO, Mr. Siping Xu, is a well-recognized expert in real estate services with over 20 years of experience in the real estate industry. Our success is also attributed to a stable team of mid-level management, whom we have been able to attract and retain through a combination of performance-linked compensation, career-oriented training, and career advancement opportunities. We believe our experienced and stable management team have contributed significantly to our past success and will continue to contribute to our further growth.

Growth Strategies

Our goal is to be the leading real estate services company and rural and suburban tourism development service provider in China, and to provide a wide range of services to meet the diverse and evolving needs of the real estate industry. The services we plan to provide include real estate marketing and planning services, real estate agency services, and advertisement planning services. We intend to execute the following strategies to achieve our goal:

•	Expand Geographic Reach and Enhance Brand Recognition. We plan to provide real estate services and open new sales offices in additional cities in China. Our high-quality, deep expertise, and professionally recognized work have allowed us to leverage our independent training services to enter new local markets. We aim to strategically expand our operations to additional cities, covering second tier and third tier cities that are undergoing significant economic growth and real estate development growth but are lacking in professional real estate service providers. Our entrance into new geographic markets will be carried out systematically in response to our real estate developer clients’ needs and market opportunities. We intend to invest in the promotion of our brand when we enter into a new market and to leverage our brand to capture growth opportunities. We intend to hire and train local employees and sales associates who are socially connected to the local markets. By expanding into new markets, we aim to lay the foundation for a nationwide network of sales offices that can provide seamless quality services to our developer clients who operate on national as well as local and regional scales.

•	Further Grow Each Historical Segment of Business. We plan to further grow each historical segment of our business to maximize our revenue and profitability.

➢	Primary real estate agency services. We intend to strengthen our leading position by gaining greater market share in existing markets and capturing market shares in new geographic markets. Our objective is to become the most recognized real estate services company in each of the markets where we operate while expanding into additional second and third-tier cities steadily. We plan to continue to raise the awareness of our brand through our marketing efforts and grow our database of prospective buyers as we expand our geographic coverage, while deepening our network in each local market we operate in.

➢	Real estate consulting services. We intend to further capitalize on our strong research capability, leveraging the expertise of our market research and development center to provide tailored real estate consulting services to assist clients in real estate product development, marketing, and sales.

➢	Independent Third-party Training Services. We intend to further strengthen our leading position by devoting a portion of our resources to ensure the high quality of our services delivered to our clients.

•

Expand Service Offerings and Increase Cross-selling Opportunities. We offer a wide range of services across the primary real estate markets and the real estate consulting service market. As the real estate industry continues to grow and mature in China, we believe there are significant growth opportunities for new and innovative types of real estate services, and we plan to continuously evaluate new growth areas and expand our service offerings to capture opportunities in these areas as they arise and our need to diversify our revenue streams. For example, we are considering expanding our expertise into long-term rental markets and other innovative residential real estate service offerings. We are also in the process of establishing new services where we oversee, manage, and build offline and online sales network and provide brand promotion services for various types of real estate related projects and non-real estate projects. We intend to conduct the aforementioned new services through subsidiaries of Mingda Tianjin, namely Xishe, Xishe Xianglin, and Xishe Media, by collaborating with the respective real estate developers, local governments that are promoting the relevant projects, and other service providers in the spaces. We intend to promote the cross-selling of our full range of existing and new services and the cross-utilization of our resources through enhanced coordination among different divisions while maintaining centralized management, thereby providing value-added services to our clients’ real estate development, marketing, and sales process. Specifically, the operations of Xishe, Xishe Xianglin, and Xishe Media are intended to provide tourism development services, to vigorously develop rural tourism, industrial tourism, culture tourism, and seniors and health tourism. We intend to design programs to promote the integrated development of the primary, secondary, and tertiary industries through tourism growth, and to improve the economy, both in efficiency and in quality, and development of the local regions and industries through tourism. We have entered into partnership for the development of tourism destinations with several local governments and intend to expand our geographical reach to Shandong and Jiangsu provinces. We expect our teams to land in more counties in the PRC and strive to create a highly visible demonstration of our business model under the guidance of the national development strategy, so that the advanced development concept take root through the whole country. Additionally, we strive to become a building, planning integrated platform for comprehensive capabilities such as design and operation, while studying the development path of the whole region in the major universities, combine scientific theory with the practical industry solutions, and integrate the industry-related resource industry into the assembly workshop of the whole country's tourism development.

Our services

We generate our revenue primarily through providing primary real estate agency services to our real estate developer clients. All of our real estate developer clients operate in the PRC market. Primary real estate agency services refer to agency services provided for the primary real estate market, newly constructed and completed residential and commercial real properties. Currently, our primary real estate agency services are for residential and business projects. In addition to the traditional agency services provided for the primary real estate market, we provide integrated agency services that incorporate any stage(s) in the residential real estate project value chain, which range from planning and design, to marketing and sales, and delivery and after-sale services, where we serve both our real estate developer clients, the prospective property buyers, and the property buyers. Our deep expertise and research and development capabilities in the real estate market with respect to each of the markets that we operate in, as well as our ability to establish, operate, monitor, improve, and execute each step of the aforementioned process, have allowed us to achieve significant results in meeting the sales targets of primary real estate residential properties. In conjunction to our primary real estate agency services, for each aspect of the aforementioned process, we also provide real estate consulting services, and independent training service with respect to primary agent sales services. We may offer new complementary services to capture market trends and to serve the evolving needs of our clients.

Our principal business has traditionally been, and we expect will continue in the foreseeable future to be, providing primary real estate agency services. We derive substantially all of our primary real estate agency service revenue from gross commission income received serving as broker, or sales agents at the closing of real estate transactions. We provide primary real estate agency services to real estate developers of mainly residential properties. For the years ended December 31, 2019, 2018 and 2017, our average residential property broker commission rate was 0.94%, 0.87% and 1.09%, respectively,  which represents the average/standard commission rate earned by primary sales agents in a home sale transaction.

Through Mingda Tianjin and its three branch offices in Chengdu, Suzhou, and Yangzhou, we own and operate a primary real estate agency service business in the following local markets, Tianjin, Chengdu, Yangzhou, and Suzhou, which represent 83%, 5%, 9%, and 3% of our agency revenue for the year ended December 31, 2019, respectively, represent 95%, 0%, 4%, and 1% of our agency revenue for the year ended December 31, 2018, respectively, and 97%, 3%, 0%, and 0% of our agency revenue for the year ended December 2017, respectively. Our Chengdu Branch Office commenced generating revenue in 2019. As of December 31, 2019, we had 195 employees, including 129 sales professionals serving in all of our four local markets.

From our inception in 2002 to December 31, 2019, we have been engaged in 64 real estate projects from 51 real estate developers, and have completed the sale of 47 projects as of December 31, 2019. For the years ended December 31, 2019, 2018, and 2017, we completed the sale of 1,960 units, 620 units, and 1,023 units, respectively. The following table sets forth the total GFA and value of properties sold for the periods indicated:

	For the Years Ended December 31,
	2019	2018		2017
Total GFA of new properties under contract (thousands of square meters)	186.97	86.5	3	111.63
Total value of contracts (millions of $)	612.47	273.57		264.11

Service Engagements

For both of our primary agency sales service and our consulting service offerings, we are typically considered by our developer clients and consulting service clients for engagement through a bidding process, where each of the potential bidders submit a detailed service plan and an estimated cost and service fee. The real estate industry has moved away from developer clients working exclusively with a few primary agency sales service providers, which has created opportunities for us to expand our market share and penetrate into new markets with our integrated service offerings and excellent execution of sales and marketing strategies. Additionally, while we expect the majority of our revenue to continue to come from real estate projects where we act as the exclusive primary agency sales service provider, we have begun, in 2016, to gradually increase our bidding for real estate projects that have more than one primary agency sales service providers. We believe that participating as co-agency sales service providers will allow us to work with a wider group of real estate developer clients and enable us to showcase and demonstrate our tailored sales and marketing strategic plans and our high-quality team execution.

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

For our tourism development services, we typically reach out to local governments and developer clients that are interested in the development of tourism projects and enter into framework agreements with them. Based on the framework agreements, we enter into cooperative agreements for specific projects with these clients and begin providing related services. In addition, we have participated in thought leadership activities such as government investment promotion, government promotion meetings, and rural revitalization industry matchmaking meetings, and we believe we are considered as an integral part of the Xinnong Chuang project, a project to establish a nationwide tourism platform in rural areas of China.

Primary Agency Sales Services

The following summarizes the specialized technical process we have established to provide an integrated, end-to-end primary agency sales services to our real estate developer clients on a project basis. Our full-service offerings cover the entire life cycle of a real estate development project from pre-construction planning to closing of the sales of residential units. Some of our competitors specialize in certain stages of a project, such as sales and marketing. We have grown rapidly and expanded our expertise and service offering to every stage of a residential real estate project, as we believe that covering the entire life cycle provides synergy to the real estate projects. For example, in addition to formulating and executing sales and marketing strategies that are tailored to each real estate project, our team in sales and marketing collects buyer intelligence during their service to the potential buyers, which allows us to stay informed about the nuanced demands of potential buyers in each market that we operate. As such, we provide valuable insight to our developer clients in such planning and design aspects, from the design of the configuration of the residential units, to the market positioning and brand positioning of each project.

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

In 2019, we renewed our primary real estate agency services contracts with Wan An Jianchuang Real Estate Co., Ltd., Wanhe Huasheng Real Estate Co., Ltd., Wanshun Jinan Real Estate Co., Ltd., and Tianjin Binhai New City Investment Co., Ltd. In addition, we entered into primary real estate agency services contracts with Tianjin Jinbin Times Real Estate Investment Co., Ltd., Tianfang (Suzhou) Real Estate Co., Ltd., Taida Xincheng (Chengdu) Real Estate Co., Ltd., and Tianjin Aizhishan Real Estate Co., Ltd. We incorporate by reference into this annual report the descriptions of these services contracts contained in our reports on Form 6-K (File No. 001-38768), filed with the SEC on April 11, May 8, May 24, July 2, July 24, August 28, and October 29, 2019, respectively.

Our integrated, end-to-end primary agency sales services include the following services:

Consulting Services

We offer a variety of services to developers who have obtained land development rights. We provide project feasibility studies that include general information on market conditions and trends and information concerning the demographics and the existing and projected amenities in the area where the project will be located. We also provide, if needed, a comprehensive analysis of the real estate transaction history of nearby development projects, including average selling price and sale activities, marketing and advertising campaigns employed, amenities and services offered, and demographics targeted by these projects. We then work with developers to define the targeted demographic and determine the floor plan, optimal unit size, price schedule, interior and landscaping design criteria, and services and amenities for each development phase.

Planning and Design Services

We provide project planning and design services which includes concept and architectural design, budgeting, financial analysis, and projections. We believe careful planning is essential to control costs, quality, and timing of our projects.

Our in-house design and advertising team work to ensure that our designs comply with PRC laws and regulations, and meet our design and other project objectives as a part of our design management process.

Marketing and Sales

As part of the primary real estate agency services provided to our developer clients, we devise customized marketing and sales strategies, establish standardized policies and procedures for the operation and sales team to execute such strategies, and implement and/or supervise the marketing and sales plans to seek to complete the sales targets and provide excellent developer client experiences and prospective buyer experiences. As such, we typically analyze the characteristics of the development project and the target market and advise our developer clients on both the overall marketing and advertising strategy, and specific marketing and advertising plans for various phases of the development. We maintain an internal marketing team for our development projects and maintain an internal sales force and operating as well as hire and train sales associates on a project basis. If needed, we may also select and engage third-party agencies to execute parts of our plans. We believe we have been able to significantly differentiate each project from similar projects in their respective local markets.

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

We have a track record of rolling out attractive and differentiated projects that specifically cater to target buyers in each of the markets that we operate. In 2017, we successfully sold out four projects in Tianjin, one project in Chengdu, as well as reduced inventory floor area for an additional nine projects. In 2018, we successfully sold out three projects in Tianjin, as well as reduced inventory floor area for an additional 10 projects. In 2019, we successfully sold out three projects in Tianjin, as well as reduced inventory floor area for an additional 16 projects.

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

We endeavor to deliver the units to our customers on a timely basis. We closely monitor the progress of construction of our property projects and conduct pre-delivery property inspections to ensure timely delivery. Once a property development has been completed, has passed the requisite government inspections, and is ready for delivery, we notify our customers and hand over keys and possession of the properties.

We had sold an aggregate of approximately 1.16 million square feet of primary properties with transaction value totaling approximately RMB 19.1 billion (US$2.8 billion) from 2014 to December 31, 2019 for real estate development projects in four cities in China, primarily in Tianjin. As of December 31, 2019, we had approximately 146 real estate sales professionals, including 129 sales agents and 17 sales associates, working for us as employees.

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

Advertising Services

We also offer real estate advertising design services to our real estate developer clients through our in-house advertising design team. We believe this service also differentiates us from our competitors since a well-designed advertising plan coherently aligned with sales and marketing strategies and overall development strategies leads to significant project synergy.

Real Estate Consulting Services

For clients who are not engaging us as their primary sales service providers, we are also able to offer the stand-alone real estate consulting services mentioned above. Our real estate consulting services are tailored to meet the needs of our clients at various stages of real estate project development and sales process, and with particular requests and needs. For our real estate developer clients, our services are designed to them formulate solutions to meet their specific needs, from research of the specific markets and prospective buyers, to services designed to facility large-scale development project sales transactions. Major types of our consulting services include (1) project consulting where we offer a variety of services to developers who have obtained land development rights, including project feasibility studies, analysis of the real estate transaction history of nearby development projects, marketing and advertising consulting, and development of comprehensive plans for their projects; (2) detailed operating and sales frameworks tailored to each real estate project that ensure high-quality execution of sales and marketing efforts, and the operation of the real estate sales office and post-closing services. Our clients include real estate developers, real estate design institutes and agencies, urban planning bureaus of various levels of governments, urban rail transportation companies, and urban infrastructure development companies. We leverage our deep expertise in each step of the process involved in the planning and sale of a real estate project, to provide insights and a detailed plan of execution for our clients. We also provide research analysis and reports such as feasibility analysis to our clients who have such needs. We typically charge a monthly fee for each project, as well as a project completion fee if needed. In 2017, we did not deliver any real estate consulting services independent of our primary agency sales services. Revenue from consulting services was $155,217, $51,818, and $4,187 for the years ended December 31, 2019, 2018 and 2017, respectively.

Independent Training Services

For our independent training services, we are engaged by real estate developer clients to act as an independent third-party trainer to the primary agency sales agents the developers have engaged. We started a pilot project in 2016 for this service offering in response to a client’s engagement request, and began generating revenue in 2018 following our expansion into this service offering. Our third-party training services primarily relate to the sales and marketing aspect of a real estate project. In this respect, we have designed this service offering to leverage our deep expertise in each step of the process involved in the sales and marketing of a real estate project, to evaluate the overall framework and execution of plans of the sales agent team. Based upon our evaluation results, we would then formulate remedial plans or new plans, train the existing sales and operation team, and/or monitor their performances. We generated $4,704 and $9,058 revenue through our independent training services in fiscal 2019 and fiscal 2018, respectively.

Tourism Development Services

Through subsidiaries of Mingda Tianjin, namely Xishe, Xishe Xianglin, and Xishe Media, we are in the process of becoming a rural and suburban tourism development service provider in China. The services we provide include real estate marketing, branding and planning services, real estate agency services, and advertisement planning service. Through our tourism development services, we intend to develop rural tourism, industrial tourism, culture tourism, and seniors and health tourism. We intend to design programs to promote the integrated development of the primary, secondary, and tertiary industries through tourism growth. We have participated in thought leadership activities such as government investment promotion, government promotion meetings, and rural revitalization industry matchmaking meetings, and we believe we are considered as an integral part of the Xinnong Chuang project, a project to establish a nationwide tourism platform in rural areas of China.

Specifically, through Xishe Xianglin, we have started to provide planning, management, integrated marketing, and overall operational capability for the countryside tourism sector as well as the packaging and integrated sales of global tourism specialty products. We intend to strengthen the connection between the supply side and the demand side, through the efficient and comprehensive integration operations of Xishe Xianglin to drive the joint efforts of the primary, secondary, and tertiary industries associated with its development efforts, and achieve the responsibility and historical mission of promoting the integrated development of rural and suburban areas. Xishe Xianglin’s goals for global tourism strategic planning includes developing areas radiating from cities, forming two to three-day short-distance travel routes, constructing characteristic templates for different regional attributes, and developing more provincial and municipal markets. In the end, we will accomplish the business philosophy of industrial co-prosperity, cultural co-creation, ecological co-construction, resource sharing, cooperation, and mutually beneficial results.

Xishe Xianglin has entered into framework agreements and cooperation agreements regarding tourism planning and cooperative operation with local governments and other companies.

On March 12, 2019, Xishe Xianglin entered into a framework agreement (the “Qianqi Framework Agreement”) with Keyou Qianqi People’s government (the “Qianqi Government”) to establish a nationwide tourism platform. Pursuant to the Qianqi Framework Agreement, the Qianqi Government agreed to authorize Xishe Xianglin, as the industry-wide integrated operator of the Xinnong Chuang project, with responsibility for all the nationwide tourism platform related projects in the Keyou Qianqi area including project planning, project designing, operational consulting, brand awareness building, technology planning and programming, marketing, operational custody, tickets and lodging management, and others. The Qianqi Government agreed to compensate Xishe Xianglin according to projected fee table listed on the Qianqi Framework Agreement.

On March 27, 2019, Xishe Xianglin entered into a strategic cooperation agreement with Xinnong Chuang Tianze Agriculture Co., Ltd. (“Tianze”), pursuant to which Xishe Xianglin agreed to provide project planning services for Xinnong Chuang 24 Ji • Taishan Tianze Idyllic Complex and construct Tianze’s corporate identity system. Tianze agreed to compensate Xishe Xianglin according to projected fee table listed in the agreement.

On April 23, 2019, Xishe Xianglin entered into a framework agreement with Xinnong Chuang (Beijing) Technology Group Co., Ltd. (“Xinnong Chuang Beijing”), pursuant to which Xishe Xianglin agreed to cooperate with Xinnong Chuang Beijing on the Taishan Scenery Area Project in Taian City and provide project planning, project designing, operational consulting, brand building, marketing, and operational custody services. Xinong Chuang Beijing agreed to compensate Xishe Xianglin according to projected fee table list in the agreement.

Major Customers

Our customers are primarily real estate developers. We also serve real estate design institutes and agencies, urban planning bureaus of various levels of governments, urban rail transportation companies, and urban infrastructure development companies. We rely on our developer customers for our revenue generated from our services primarily as primary real estate sales provider.

For the year ended December 31, 2019, our top three customers represented approximately 58% of our total revenue, with 31%, 16%, and 11%, respectively, from Taida He Yue Hai, Ge Diao Ping Yuan, and Wanke Xi Lu. The accounts receivable from these three customers were $192,679, $185,216, and $377,276, respectively, as of December 31, 2019.

During the year ended December 31, 2018, our top four customers represented approximately 76% of our total revenue, with 28%, 25%, 12%, and 11%, respectively, from Ge Diao Ping Yuan, Ping Yue Jian Nan, Zi Xi Tai, and Ge Diao Song Jian. The accounts receivable from these four customers were $230,803, $62,783, $67,969, and $120,080, respectively, as of December 31, 2018.

During the year ended December 31, 2017, our top four customers represented approximately 77% of our total revenue, with 23%, 21%, 19% and 14%, respectively, from Binhai Land Purchase Co., Ltd, Tianjin Jingshang Property Co., Ltd., Tianjin Jiantai Real Estate Development Co., Ltd., and Tianjin Binhai New City Investment Co., Ltd. The accounts receivable from these four customers were $469,640, $592,788, $22,557 and $196,982, respectively, as of December 31, 2017.

We have entered into primary sales service agreements with our real estate developer clients that are long-term in nature, with a non-fixed term of the length of the projects, on a project-to-project basis. The terms are typically for multiple years, but vary depending on whether all planned phases of each project are materialized. We depend on our existing real estate developer clients for our revenue and believe we have maintained good client relationship. We have been diligently expanding our network in search for new projects to bid on, so as to maintain our future revenue streams.

While we have not encountered circumstances where our real estate developer clients terminate our service agreements, we have encountered circumstances where our real estate developer clients refused to pay the related service commissions. See “—Legal Proceedings” for detailed information.

Marketing and Brand Promotion

We employ a variety of marketing and brand promotion methods to enhance our brand recognition and attract property buyers, including the following:

Advertisements. We have advertising arrangements with various consumer media outlets in the markets that we operate, including television stations, newspapers, and industry publications. We also advertise and distribute informational brochures, posters, and flyers at various real estate conferences, exhibitions, and trade shows.

Prospective Buyers Database. Since 2002, we have established and maintained a database of all prospective buyers who have visited the sales offices of projects that we acted as primary sales agent. We have developed standardized data collection procedures to ensure the accuracy and timeliness of entry of data into our systems. We have collected real estate related information from such prospective buyers. As such, we regularly follow up with the prospective buyers who meet the target buyer profile of new real estate projects where our well-trained sales staff makes cold calls to prospective buyers. Our collection and use of client information and transaction-related information are subject to Section 111 of General Provisions of the Civil Law of the People's Republic of China, effective as of 2017. We believe that, as of the date of this annual report, we are compliant with the rules and regulations of Section 111 of General Provisions of the Civil Law of the People's Republic of China, effective as of 2017.

Brand Center. We have established a brand center to carry out long-term maintenance and positioning of our brand image, clarify our brand image, and create, cultivate, and enhance our corporate value as we continue to grow into a rural and suburban tourism development service provider. We have also formed other centers, including a comprehensive management center, financial operation center, market research and development center, and sales center, and each center promotes one another.

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

Competition

The real estate services industry in China is rapidly evolving, highly fragmented, and competitive. Contrary to real estate development, real estate services require a smaller commitment of capital resources. This relatively lower barrier of entry permits new competitors to enter our markets quickly and compete with us. While we face competition in each geographic market in which we operate, in the primary real estate agency services market, we believe our comprehensive service offerings, carefully tailored sales strategy and effective execution of sales tactics, together with our general project running, have contributed to our success and allowed us to stay ahead of the curve. Our competitive position in Tianjin is stronger than our position in other local markets.

In the primary real estate agency services market, our main competitors include World Union Real Estate Consultancy (China) Ltd., Hopefluent Group Holdings Limited, and B.A. Consulting Company, all of which operate in multiple cities in China. In addition, we compete with local primary real estate agency services providers in each geographic market where we have a presence. Our major competitors in the Tianjin market are Shenzhen World Union Real Estate Consultants Co., Ltd., eHouse (China) Holdings Ltd., and Centaline Property Agency Ltd. Our major competitors in the Suzhou market are Birthidea Culture Media Co., Ltd., Tospur Real Estate Consulting Co., Ltd., and Beijing Syswin Lixiang Holding Group. Our major competitors in the Yangzhou market are Centaline Property Agency Ltd., eHouse (China) Holdings Ltd., and Xiamen New Visual Angle Real Estate Planning Agency Co., Ltd.

In the real estate consulting service market, we compete with other leading international and domestic real estate services companies which provide real estate consulting services, including DTZ International, Jones Lang LaSalle, CB Richard Ellis, and First Pacific Savills.

In the independent third-party training service and tourism development service markets, we believe that we currently do not have any credible competitors as the markets for these innovative operations started developing recently.

Competition in the real estate services industry is primarily based on brand recognition, quality and breadth of services, and overall client experience, and specifically in primary brokerage service, sales performance. We believe that our reputable “Mingda Jiahe” brand, the breadth and quality of our services, and our extensive experience, particularly in the primary real estate agency services market, give us competitive advantages over our competitors, especially primary real estate agency services provider who focus exclusively on sales and marketing without the additional value-added services we provide. While many of our competitors may have more financial and other resources than we do, we believe our research capability, our knowledge and experience, as well as our execution capability distinguish us from our competitors and allow us to respond more promptly to market changes.

Employees

See “Item 6. Directors, Senior Management and Employees—D. Employees.”

Seasonality

We currently do not experience seasonality in our operations.

Legal Proceedings

Except for the following disclosure, we are not currently a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows, or financial condition.

On January 3, 2018, Mingda Tianjin filed a civil complaint in Jizhou District People’s Court, Tianjin City (the “Jizhou Court”), alleging a breach of contract against Tianjin Huacheng Century Investment Co. Ltd. (the “Defendant”). Mingda Tianjin and the Defendant entered into a Sales Agency Service Contract on May 1, 2014, as supplemented on November 23, 2015, pursuant to which Mingda Tianjin was expected to provide sales agency services to the Defendant for real estate projects developed by the Defendant. Mingda Tianjin stated that it had performed its duty fully in accordance with the Sales Agency Service Contract and its accompanying agreements signed by both parties. However, since November 2015, the Defendant had defaulted on sales agency fees and retention fees earned by Mingda Tianjin pursuant to the Sales Agency Service Contract, for an aggregate amount of RMB2,792,854, approximately $429,700. Mingda Tianjin and the Defendant reached a civil mediation agreement as approved by the Jizhou Court by agreeing that the Defendant will pay Mingda Tianjin the sales agency fee by installments, with the first installment of RMB 500,000, approximately $76,900, due by or before February 9, 2018, the second installment of RMB1,146,427, approximately $176,400, due by or before October 31, 2018, and the third installment of RMB1,146,427, approximately $176,400, due by or before December 31, 2018.

The first installment of $76,900 was received in 2018. On January 9, 2019, Mingda Tianjin reached a settlement with the Defendant. The Defendant agreed to pay 90% of balance due, which equivalent to RMB 2,063,569, approximately $300,033, by January 10, 2019. We received a total of $300,033 (2,063,568 RMB) on January 10, 2019, and the case was closed.

On September 18, 2018, Mingda Tianjin filed a civil complaint in Binhai District People’s Court, Tianjin City (the “Binhai Court”), alleging a breach of contract against Tianjin Binhai Real Estate. Ltd. (“Tianjin Binhai”) and claimed $267,217 (RMB1,845,722) receivable for the service delivered to Tianjin Binhai. Pursuant to the judgement made by Binhai Court, Tianjin Binhai paid $251,387 (RMB1,736,378) in November 2018, and $15,265 (RMB105,437) on September 5, 2019. The case was closed.

On April 10, 2020, Mingda Tianjin filed a civil complaint in Hexi District People’s Court, Tianjin City (the “Hexi Court”), alleging a breach of contract against Tianjin Tian Fang Lishan Real Estate. Ltd. (“Tian Fang Lishan”). Mingda Tianjin entered into a Sales Agency Service Contract with Tian Fang Lishan and completed all the services under the contract. Mingda Tianjin claimed that Tian Fang Lishan owed unpaid service fee of $15,632 as of the filing date. The Hexi Court accepted the case on April 10, 2020. The case is ongoing.

Tax

Mingda Tianjin, the Yangzhou Branch Office, the Suzhou Branch Office, the Chengdu Branch Office, and Xishe Xianglin, as PRC entities, are subject to EIT according to applicable PRC tax rules and regulations. Xishe and Xishe Media currently do not have any substantial operating activities, but once they do begin operation, will be subject to EIT according to applicable PRC tax rules and regulations.

PRC enterprises are required to prepay EIT on a monthly or quarterly basis and to file provisional EIT returns with the tax authorities within 15 days of the end of each quarter based on actual monthly or quarterly profits. Enterprises that have difficulty in paying monthly or quarterly tax based on actual monthly or quarterly profits may make payments based on the monthly or quarterly average taxable income in the preceding calendar year, or by any other methods approved by the relevant tax authorities. Mingda Tianjin, the Yangzhou Branch Office, the Suzhou Branch Office, the Chengdu Branch Office, and Xishe Xianglin have filed all quarterly EIT returns based on actual quarterly profits since their inception.

Regulations

We operate our business in China under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the SAIC, and their respective local offices, and Ministry of Housing & Urban-Rural Development (the “MHURD”) and their respective local offices. This section summarizes the principal PRC regulations applicable to our business.

Regulations on Real Estate Service Related Activities

The principal regulations governing the real estate service industry in China are (i) the Law on Administration of the Urban Real Estate issued by the Standing Committee of National People’s Congress (“NPCSC”) in July 1994, as amended in 2007 pursuant to Chairman’s Order No. 72, as further amended in 2009 pursuant to Chairman’s Order No. 18, and (ii) the Administrative Measures for Real Estate Brokerage jointly issued by the MHURD, the National Development and Reform Commission (the “NDRC”), and the Ministry of Human Resources & Social Security (“MOHRSS”) in 2010, and further amended on March 1, 2016 and effective as of April 1, 2016. We believe we are in material compliance with PRC regulations applicable to our business.

Regulation on the Establishment of Real Estate Services Companies

Under applicable regulations, real estate services include real estate consulting services, real estate appraisal services, and real estate brokerage services. Real estate brokerage services include real estate agency sales services that we provide, and as such, we are subject to regulations related to real estate services companies and real estate brokerage companies. Under PRC laws, a company is required to obtain a business license from the SAIC before it can commence business. To qualify as a real estate services company, a company must register with the local offices of the SAIC in each locality where it operates. Thus, pursuant to the Administrative Measures for Real Estate Brokerage, we are required to file with the real estate regulatory authorities at the county level or above within 30 days after effecting the SAIC registration. To continue its real estate service operation, a real estate service company or branch offices of a real estate service company must meet certain organizational, financial, and operational criteria, such as possessing sufficient funding and employing qualified personnel, keep proper records, and comply with prescribed procedures in delivering its services. While real estate service companies and their branch offices are not required to obtain approval from local real estate regulatory authorities or other local government bodies prior to commencement of operations, local governments may impose different regulations with respect to operation eligibility and deadlines for primary real estate agency service providers and/or their branch offices to meet such eligibility requirements. Typically, local governments may impose eligibility standards including but not limited to registered capital, minimum number of qualified real estate brokers and/or sales associates, and/or minimum size of the operating premises. For local governments requesting service providers to comply with eligibility requirements, there may be a deadline imposed, and service providers’ inability to comply may result in fines, penalties, and/or the suspension of operation.

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

The Yangzhou government requires a real estate brokerage company to have a physical premise of no less than 20 square meters, a registered capital of at least RMB100,000 (approximately $12,814), and employ at least one full-time real estate broker or 3 full-time real estate broker associates. The Yangzhou government also requires a brokerage firm engaged in servicing commercial houses transactions to have a registered capital of at least RMB500,000 (approximately $64,070), with three or more full-time real estate brokers, and all sales staff required to qualify as real estate broker associates. Any branch offices of a real estate brokerage or service company are required to meet the same requirements as set forth above. The Yangzhou government also established a database that records any non-compliant history by any real estate brokerage companies, company representatives, and those directly responsible for such non-compliant activities, pursuant to which the relevant companies and personnel may be barred from operating in the real estate market.

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

We made the record filings submission with respect to our Suzhou Branch Office as of September 12, 2018, and Yangzhou Branch Office as of August 9, 2018, respectively. No such record filing is currently required for our Chengdu Branch Office.

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

Regulation of Real Estate Agency Companies, Brokers, and Agents

Pursuant to the Regulatory Measures on the Sale of Commercial Houses promulgated by the Ministry of Construction (“MOC”), effective June 1, 2001, a real estate developer may entrust a real estate service organization as a broker to pre-sell or sell primary residential housing. The regulatory measures provide that the real estate broker must not make any false statements regarding a property to clients and must present clients with relevant title certificates or sale permits of the properties and the related letter of authorization. Thus, according to these regulatory measures, we are not permitted to act as agents to sell primary residential housing for which requisite certificates, permits, or authorization letters have not been obtained. Our real estate developer clients typically obtain the requisite certificates, permits, or authorization letters needed for the pre-sale sale of primary residential housing.

On December 29, 2006, the MOC and the PBOC promulgated the Circular Concerning Strengthening the Management of Real Estate Services and Regulating the Trade Settlement Capital Account, which provided a number of specific directives to regulate the real estate services industry. Under the Circular, we are not permitted to receive cash purchase payments on behalf of our clients in secondary real estate transactions and we are required to establish separate security deposit accounts for our clients in these transactions.

On July 29, 2016, the MHURD, the NDRC, the PBOC, the SAIC, the Ministry of Industry and Information Technology (“MIIT”), the SAT, and the China Banking Regulatory Commission (“CBRC”) promulgated and issued the Opinion on Strengthening the Management of Real Estate Services and Promoting the Growth of the Industry (the “MHURD Opinion”), effective immediately. Residential real estate buyers typically require mortgage loans, and therefore many real estate brokerage firms have partnered with financial institutions. As such, the MHURD Opinion specifically prohibits real estate brokerage companies from limiting the mortgage loan options of residential real estate buyers, bundling financial services with real estate services, providing down payment loans in violation of PRC laws, or obtaining commissions or kickbacks for directing mortgage loans to specific financial institutions. Moreover, the MHURD Opinion requires filing records with local governments by real estate brokerage and service companies and providing relevant information on all employees engaged in real estate brokerage services.

Violation of the aforementioned regulations may result in fines for a real estate brokerage company, a requirement to remedy non-compliance within a specified period of time, a record entered into the database for non-compliant activities or the real estate company being restricted from entering into online contracts or barred from operating in the real estate market.

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

In June 2015, the MOHRSS and the MHURD issued the Notice on Issuing “Regulations on the Professional Qualification for Real Estate Brokers” and “Conducting Qualification Examination for Real Estate Professionals,” effective as of July 2015. Regulations on the Professional Qualification for Real Estate Brokers provides that real estate broker associates and real estate brokers are subject to certain examinations in order to qualify to engage in real estate brokerage services. To qualify for the real estate broker associate examinations, an applicant must have obtained a high school diploma or equivalent. To qualify for the real estate broker examinations, an applicant must have either (1) obtained an associate degree and worked in the real estate industry for a specified period of time, or (2) worked in the real estate industry for at least six years after obtaining the Certificate of Real Estate Broker Associate. Real estate brokerage professionals are required to register their certificates at the China Institute for Real Estate Appraisers and Agents. Conducting Qualification Examination for Real Estate Professionals provides that to pass the real estate broker associate examinations, individuals must pass both of the two required tests within two consecutive years, and that to pass the real estate broker examinations, individuals must pass all of the four required tests within four consecutive years.

Regulation of Real Estate Consulting Business

For real estate consulting services, as long as the service provider complies with the applicable regulations and rules in the aforementioned Regulation on the Establishment of Real Estate Services Companies and Regulation of Real Estate Agency Companies, Brokers, and Agents, there are no further regulations.

Regulation of Real Estate Intermediary Service Charges

With respect to real estate brokerage services (including primary agency sales services), the Administrative Measures for Real Estate Brokerage require real estate brokerage companies to expressly state their service charges. With respect to real estate consulting services, the PRC government issues pricing guidelines. However, specific charges are decided through negotiations between clients and consulting service providers.

Pursuant to the Notice on Relaxing Restrictions issued by the NDRC and the MOHURD, real estate intermediary service fees are no longer subject to fee restrictions. The government may issue suggested fee guidance. Local governments retain the power to impose fee restrictions as they see fit. In the markets where we currently operate, the relevant local governments have not imposed fee restrictions.

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

Local government authorities of several municipalities and cities such as Beijing, Zhengzhou, Jinan, Chengdu, and Hefei have successively promulgated more detailed regulations to restrict residents who have not resided in the local area for a certain period of time (ranging from one year to five years, evidenced by their individual income tax payment track records) from purchasing residential property in those areas.

On February 15, 2012, the Ministry of Land and Resources issued the Circular on Issues Relevant to the Regulation and Control of the Real Property Market, which provides that governments must strictly maintain the current range of restrictions on the real estate market.

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

Regulations on Real Estate Related Advertisement

On December 29, 2006, the MHURD and the PBOC jointly promulgated and issued a circular to further strengthen the regulation of the PRC real estate services industry (the “Joint Circular”). According to the Joint Circular, a real estate brokerage company is prohibited from displaying information on properties until entering into a brokerage contract with the relevant clients, and from displaying any false, misrepresented, or unverified information. The real estate brokerage company and its brokers shall not conceal transaction price and other transaction information from the parties to such transactions.

Advertising Law of the People’s Republic of China, as amended in 2015, and Interim Regulation of Real Estate Advertising, as published in 2015, set forth the regulations for real estate advertisements. Both state that real estate advertisements shall make truthful representations, with the total area of the apartment listed being specified as either building area or built-in building area. Furthermore, the advertisements shall not include any of the following: (1) making the promise that the property will appreciate in value or otherwise provide return on the investment; (2) indicating the location of the property using the traveling time to another specified property as a reference; (3) violating regulations concerning pricing; and (4) making misrepresentations on infrastructures, commercial centers, cultural and educational facilities that are still under planning or under construction.

Regulations on Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by MOFCOM, and the NDRC, and together with the Existing FIE Laws and their respective implementation rules and ancillary regulations. The Catalogue lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted,” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth “permitted” category unless specifically restricted by other PRC laws. In addition, on June 28, 2018, MOFCOM and the NDRC jointly promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the “Negative List,” which became effective on July 28, 2018 to amend the Guidance Catalog. On June 30, 2019, MOFCOM and the NDRC updated the Negative List. Real estate service section falls within the permitted category. Under PRC law, the establishment of a wholly foreign owned enterprise is subject to the approval of, or the requirement for record filing with, MOFCOM or its local counterparts and the wholly foreign owned enterprise must register with the competent market regulation bureau. We have duly obtained the approvals from MOFCOM or its local counterparts for our interest in our wholly-owned PRC subsidiary and completed the registration of our PRC subsidiary with the competent market regulation bureau.

Pursuant to the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or FIE Record-filing Interim Measures, promulgated by MOFCOM in October 2016 and amended in July 2017, the establishment and change of foreign-invested enterprises are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of foreign-invested enterprise matters involve the Special Administrative Measures for Admission of Foreign Investments (Negative List for Admission of Foreign Investments), the approval of MOFCOM or its local counterparts is still required. The Special Administrative Measures for Admission of Foreign Investments (Negative List for Admission of Foreign Investments) are consistent with the Catalogue, setting out on a unified basis the restrictive measures for admission of foreign investments, such as the equity ownership requirements and senior management personnel requirements.

On March 15, 2019, the National People’s Congress promulgated the FIL, which became effective on January 1, 2020 and replaced the Existing FIE Laws. The FIL embodies an expected regulatory trend in PRC to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The FIL, by means of legislation, establishes the basic framework for the access, promotion, protection, and administration of foreign investment in view of investment protection and fair competition.

According to the FIL, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The FIL provides that foreign invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. In addition, the FIL does not comment on the concept of “de facto control” or contractual arrangements with VIEs; however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.”

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

As such, WFOE, a wholly-foreign owned entity and a foreign-invested enterprise, is subject to record-filing. We have made the relevant record filing with the Beijing Chaoyang District Commission of Commerce, as of March 27, 2018. Mingda Tianjin, Xishe, Xishe Media, Xishe Xianglin, the Suzhou Branch Office, the Yangzhou Branch Office, and the Chengdu Branch Office are PRC domestic companies, and as such, are not subject to the foreign-invested enterprise record-filing.

PRC Regulations on Intellectual Property Rights

The State Council and the National Copyright Administration of the PRC have promulgated various rules and regulations and rules relating to protection of software in China. Under these rules and regulations, software owners, licensees, and transferees may register their rights in software with Copy Protection Center of China or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees, and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections.

The PRC Trademark Law, adopted in 1982 and revised in 2001 and 2013, respectively, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks.

See “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses, etc.—Intellectual Property.”

Regulations on Foreign Currency Exchange

Pursuant to the Foreign Exchange Administration Rules, as amended from time to time up until the date of this annual report, and various regulations issued by the SAFE and other relevant PRC government authorities, Renminbi is freely convertible to the extent of current account items, such as trade and service-related receipts and payments, interest, and dividends. Capital account items, such as direct equity investments, loans, and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from the SAFE or its provincial branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of China. Payments for transactions that take place within China shall be made in Renminbi. Foreign currency revenue received by PRC companies may be repatriated into China or retained outside of China in accordance with requirements and terms specified by the SAFE.

Under the Foreign Exchange Administration Rules, foreign-invested enterprises in China may, without the approval of the SAFE, make a payment from their foreign exchange accounts at designated foreign exchange banks for paying dividends with certain evidencing documents (e.g., board resolutions and tax certificates), or for trade and services-related foreign exchange transactions by providing commercial documents evidencing such transactions. They are also allowed to retain foreign currency (subject to a cap approved by SAFE) to satisfy foreign exchange liabilities. In addition, foreign exchange transactions involving overseas direct investment or investment and trading in securities and derivative products abroad are subject to registration with the SAFE or its local counterparts and approval from or filling with other relevant PRC government authorities, if necessary.

SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or “SAFE Circular 37,” issued by the SAFE and becoming effective on July 4, 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises within the PRC through a new entity, merger or acquisition and other ways to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contribution to an SPV, PRC residents or entities are required to complete foreign exchange registration with the SAFE or its local branch. In the event of any change in the basic information such as the domestic individual shareholder, name, operation term, etc. in connection with such SPV, or if there is a capital increase, decrease, equity transfer or swap, merge, spinoff or other material changes in connection with such SPV, the PRC residents or entities shall complete foreign exchange alteration registration formality for offshore investment. SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with the SAFE or its local branch. In addition, according to the procedural guidelines as attached to SAFE Circular 37, PRC residents or entities are only required to register the SPV directly established or controlled (first level).

On February 13, 2015, the SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment (“SAFE Circular 13”), which took effect on June 1, 2015. SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than the SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Mr. Siping Xu, Yang Li, Xia Ding, Qiang Ma, Liang Zhang, Zhengyuan Huang, Meina Guo, Mengnan Wang, Jie Zhang, and Lei Cai, who are our beneficial owners and are PRC residents, have completed the initial foreign exchange registrations.

Regulations on Loans to and Direct Investment in PRC Entities by Offshore Holding Companies

According to the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by the SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by the SAFE, the National Development and Reform Commission, and the Ministry of Finance and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, these foreign-invested enterprises must register with the local branches of the SAFE within 15 days from the date on which the loan agreements for the foreign debt are executed. In addition, the total amount of the accumulated foreign debt borrowed by a foreign-invested enterprise is not allowed to exceed the difference between the total investment and the registered capital of the foreign-invested enterprise. In addition, the total amount of accumulated foreign debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise. Total investment of a foreign-invested enterprise is the total amount of capital that can be used for the operation of the foreign-invested enterprise, as approved by MOFCOM or its local counterpart, and may be increased or decreased upon approval by MOFCOM or its local counterpart. Registered capital of a foreign-invested enterprise is the total amount of capital contributions made to the foreign-invested enterprise by its foreign holding company or owners, as approved by MOFCOM or its local counterpart and registered at the SAIC or its local counterpart.

According to applicable PRC regulations on foreign-invested enterprises, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when the approval by MOFCOM or its local counterpart is obtained. In approving such capital contributions, MOFCOM or its local counterpart examines the business scope of each foreign-invested enterprise under review to ensure it complies with the Catalogue (as amended by the Negative List) lists the industries and economic activities in which foreign investment in the PRC is encouraged, restricted or prohibited. Any industry not listed in the Catalogue is a permitted industry. Pursuant to the Catalogue (as amended by the Negative List), real estate service section falls within the permitted catalogue. None of our PRC Affiliated Entities is engaged in any businesses related to the industries listed in the Catalogue (as amended by the Negative List).

Our PRC Affiliated Entities, such as Mingda Tianjin, the Suzhou Branch Office, the Yangzhou Branch Office, the Chengdu Branch Office, Xishe Media, Xishe Xianngling, and Xishe are foreign-invested enterprises subject to the regulations discussed above.

Regulations on Employee Share Options

Under the Implementation Rules of the Administrative Measures for Individual Foreign Exchange , or the Individual Foreign Exchange Rules, issued on January 5, 2007 by the SAFE, PRC citizens who are granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with the SAFE and complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options, or PRC option holders, have been subject to the Individual Foreign Exchange Rules since the listing of our Ordinary Shares on Nasdaq. If we or our PRC citizen employees fail to comply with these regulations, we or our PRC option holders may be subject to fines and legal sanctions.

Regulations on Dividend Distribution

The principal regulations governing the distribution of dividends paid by wholly foreign owned enterprises include the Company Law of the PRC. Under the Company Law of the PRC, wholly foreign owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with the PRC accounting standards and regulations. In addition, a wholly foreign owned enterprise in China is required to set aside at least 10% of its after-tax profits based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends. For each of our PRC Affiliated Entities that has achieved profit under the PRC accounting standards, it has set aside at least 10% of its after-tax profits to meet the statutory reserve requirements.

A wholly foreign-owned enterprise may, at its discretion, allocate a portion of its after-tax profits calculated based on the PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes. None of our PRC Affiliated Entities has set aside its after-tax profits, if any, to fund these discretionary staff welfare and bonus funds. We have not implemented any policy or plan for our PRC Affiliated Entities to maintain discretionary staff welfare and bonus funds.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

D. Property, Plants and Equipment

Our main operations are based at our corporate office at Suite C-1505, Saidun Center, Xikang Road, Heping District, Tianjin, PRC. We lease an aggregate of 611.47 square meters of property from an unrelated third party pursuant to a lease agreement. The term of the lease is from January 2019 to December 2023. The annual rent pursuant to the lease agreement is RMB735,012 (approximately $106,412). The lease agreement for the above properties may be renewed upon a 30-day advanced written notice from us prior to the lease term expiration, subject to mutual agreement, and enjoy preferential renewal under similar terms as the current lease, and may be terminated upon one-month advanced written notice by either party accompanied by termination fee equal to one-month of rent.

We also lease an office in Tianjin from an unrelated third party for an annual rent of RMB13,200 (approximately $1,911) for a five-year term beginning on October 1, 2016. The lease agreement for the forgoing property may be renewed upon a 30-day advanced written notice prior to the lease term expiration from us, subject to mutual agreement, and for preferential renewal under similar terms as the current leases, and may be terminated upon one-month advanced written notice by either party accompanied by termination fee equal to one-month of rent. In June 2019, the landlord and us agreed to terminate this lease agreement with no rent charged for year 2019 and no termination fee, and the lease agreement terminated at the end of June 2019.

While we have sales teams operating on developer client sites in three additional local markets, Yangzhou, Suzhou, and Chengdu, we do not currently maintain local offices in these three markets. We believe our facilities are sufficient for our business operation.

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

A. Operating Results

Overview

Through our VIE, Mingda Tianjin, we are an emerging, integrated real estate services company in China. We primarily provide primary real estate agency services to our real estate developer clients, and provide, on an as-needed basis, real estate consulting services, and independent training services. Currently, our primary market is in the Tianjin Autonomous Municipality, one of the richest cities in the PRC, ranking third in the PRC in terms of GDP per capita in 2018, according to China Statistical Yearbook 2019. Since 2014, we have expanded our market presence to other first and second tier cities in China including Chengdu of Sichuan province, and Suzhou and Yangzhou of Jiangsu province. Through subsidiaries of Mingda Tianjin, namely Xishe, Xishe Xianglin, and Xishe Media, we are in the process of becoming a rural and suburban tourism development service provider in China. The services we provide include real estate marketing and planning services, real estate agency services, and advertisement planning service. Through our tourism development services, we intend to develop rural tourism, industrial tourism, culture tourism, and seniors and health tourism. We intend to design programs to promote the integrated development of the primary, secondary, and tertiary industries through tourism growth. We have participated in thought leadership activities such as government investment promotion, government promotion meetings and rural revitalization industry matchmaking meetings, and we believe we are considered as an integral part of the Xinnong Chuang project, a project to establish a nationwide tourism platform in rural areas of China.

Our primary real estate agency services offerings include providing primary agency sales services to residential real estate developers at any stages of the development and sale of a residential real estate project. Since our inception in 2002, we have been engaged in the sale of 64 unique residential real estate projects, with 47 projects reaching 100% sales completion status as of December 31, 2019. We typically serve large and mid-sized real estate developers, such as China Vanke Co., Ltd., China Merchants Property Development Co. Ltd., the Municipal Government of Binhai, Tianjin Metro Resources Investment Co., Ltd., Jingrui Real Estate (Group) Co., Ltd. Tianjin Real Estate Development (Group) Co., Ltd. Tianjin Teda Development Co., Ltd., Tianjin City Investment Binhai Real Estate Management Co., Ltd., Chengdu Huashuo Real Estate Co., Ltd., Yunnan Hengcheng Real Estate Co., Ltd., Yangzhou Wanyun Construction Development Co., Ltd., Suzhou Eastern City Sunan Land Purchase Co., Ltd., Taida Xincheng (Chengdu) Real Estate Co., Ltd., or promising emerging local developers in the markets that we operate. We primarily generate revenue through sales commissions which are either fixed or progressive. We generated 97.1%, 97.4%, and 99.9% of our total revenue through our primary agency sales services in fiscal 2019, fiscal 2018, and fiscal 2017, respectively. We have traditionally provided exclusive primary agency sales services where we are the exclusive sales agent. While we expect the exclusive sales agent arrangement to continue to be the main part of our business, since 2016 we have strategically bid on and won real estate projects as co-sale agents, where we collaborate with other primary agency sales service providers to act as co-agents in a sale. In fiscal 2019, fiscal 2018, and fiscal 2017, 22.26%, 17.51%, and 21.66%, respectively, of our revenue was derived from sales in real estate projects where we acted as co-agents providing primary agency sales service to our developer clients. We believe that co-sale opportunities allow us to tap into developer clients we have not previously collaborated, or who utilized their traditional primary sales agents.

We also provide, on an as-needed basis, real estate consulting services with respect to any stages or a combination of stages of the development and sale of a residential real estate project. Types of real estate consulting services that we are capable of providing include consulting, marketing strategy planning and strategy, and advertising services and sales strategies. We provide stand-alone real estate consulting services to clients based upon a consulting service plan we created that tailors to each client’s specific challenges and needs. We charge service fees based upon a monthly fixed charge, as well as a project completion fee in some circumstances. We generated 3%, 2%, and 0.1% of our total revenue through our consulting services in fiscal 2019, fiscal 2018, and fiscal 2017, respectively.

For our independent training services, we are engaged by existing or prior real estate developer clients to provide independent third-party training services to the primary agency sales agents the developers have engaged. We started a pilot project in 2016 for this service offering and began generating revenue in 2018. In this role, we strive to leverage our expertise and experience in researching and creating sales programs and strategies uniquely tailored to each project and establishing and operating a sales project from end to end to evaluate the performance of another sales team, and if needed, create sales strategy, training and operating manuals for a sales team, as well as establishing the operating frameworks of a successfully-run sales program. Through our independent third-party training services, we intend to establish our reputation in new local markets which are key to our contemplated expansion on a national level. We generated $4,704 and $9,058 in revenue through our independent training services in fiscal 2019 and fiscal 2018, respectively.

Through subsidiaries of Mingda Tianjin, namely Xishe, Xishe Xianglin, and Xishe Media, we launched tourism development services in 2018, to provide real estate marketing and planning services, real estate agency services, and advertisement planning services. We started generating revenue in the second quarter of 2019 from tourism development services provided by Xishe Xianglin. We generated $49,169 in revenue through tourism development service in 2019.

We commenced our operations in 2002. Our revenue was $5,679,977, $2,408,448, and $5,532,244, for the years ended December 31, 2019, 2018, and 2017, respectively. Our net income (loss) was $299,364, $(537,814), and $1,167,002 for the years ended December 31, 2019, 2018, and 2017, respectively. The decrease in revenue and net income for the fiscal year ended December 31, 2018 was primarily attributed to the Chinese government’s tightening policies and regulations implemented on real estate market in China. The increase in revenue and net income for the fiscal year ended December 31, 2019 was primarily attributed to our new projects acquired since 2018.

Factors Affecting Our Results of Operations Overview of Financial Results

Our operating results are subject to general conditions typically affecting the real estate services industry, including changes in governmental policies and laws affecting real estate and real estate financing, uneven economic growth and development across different regions of China, supply of and demand for housing and other types of property in local markets, entry barriers and competition from other real estate services companies, and increases in operating costs and expenses due to inflation and other factors. Unfavorable changes in any of these general conditions could negatively affect our transaction volume and the transaction value of the properties whose sale we facilitate and otherwise adversely affect our results of operations. Our operating results are more directly affected by company-specific factors, including our revenue growth and ability to effectively manage our operating costs and expenses.

Taxation

The U.S. Tax Cuts and Jobs Act (the “2017 Act”) signed on December 22, 2017, may have changed the consequences to U.S. shareholders that own, or are considered to own, as a result of the attribution rules, 10% or more of the voting power or value of the stock of a non-U.S. corporation (a “10% U.S. shareholder”) under the U.S. Federal income tax law applicable to owners of U.S. controlled foreign corporations (“CFCs”). We do not believe any of our shareholders, or of our subsidiaries, were CFCs, and the 2017 Act had no impact for the years ended December 31, 2019 and 2018. We are an exempted company incorporated in the Cayman Islands and conduct our primary business operations through our Affiliated Entities in the PRC.

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

MDJH Hong Kong was incorporated in Hong Kong and does not conduct any substantial operations of its own. As such, under the Hong Kong tax laws, MDJH Hong Kong is exempted from income tax on its foreign-derived income and is not subject to withholding taxes on remittance of dividends. Since MDJH Hong Kong did not have any assessable profits for the years ended December 31, 2019 and 2018, no provision for Hong Kong profits tax has been made in the financial statements.

China

Under the EIT Law, domestic enterprises and foreign-invested enterprises are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to tax holidays or exemptions.

Under the EIT Law, dividends paid by a foreign-invested enterprise to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by our PRC subsidiary to its offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by WFOE, our PRC subsidiary to the offshore parent entity located in Hong Kong, would be subject to a 5% withholding tax rather than the statutory rate of 10%, provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. Our effective tax rate approximates the applicable statutory rate of 25%, 0%, and 25%, for the years ended December 31, 2019, 2018, and 2017, respectively. As a result, $101,372, $0, and $396,552 income tax expenses were recognized for the years ended December 31, 2019, 2018, and 2017, respectively.

Economic and Political Risks

Our operations are conducted in the PRC. Accordingly, our business, financial conditions, and results may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the PRC economy.

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

Critical Accounting Policies, Estimates, and Judgments

Basis of consolidation

Our consolidated financial statements have been prepared in accordance with U.S. GAAP.

The accompanying consolidated financial statements include the financial statements of our VIE, Mingda Tianjin and its subsidiaries and branch offices. All significant inter-company accounts and transactions have been eliminated on consolidation.

We evaluate each of our interests in private companies to determine whether or not the investee is a VIE and, if so, whether we are the primary beneficiary of such VIE. In determining whether we are the primary beneficiary, we consider if we (1) have power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, we consolidate the VIE.

Our VIE, Mingda Tianjin, has the following branch offices and/or subsidiaries, which have been included in the accompanying consolidated financial statements:

Name of the Branch Offices/Subsidiaries of our VIE	Date of Formation	Place of Formation	Percentage of Ownership
Tianjin Mingdajiahe Real Estate Corporation Yangzhou Branch	October 18, 2017	Yangzhou, China	N/A
Tianjin Mingdajiahe Real Estate Corporation Suzhou Branch	October 13, 2017	Suzhou, China	N/A
Tianjin Mingdajiahe Real Estate Corporation Chengdu Branch	June 24, 2019	Chengdu, China	N/A
Xi She (Tianjin) Business Management Co., Ltd.	October 20, 2017	Tianjin, China	100%
Xi She (Tianjin) Culture and Media Co., Ltd.	July 25, 2018	Tianjin, China	100%
Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd.	March 9, 2018	Tianjin, China	51%

To explore new business opportunity, we formed Xishe Jiayuan (Tianjin) Business Operation & Management Co. Ltd. (“Jiayuan”) on November 22, 2018. We owned a 70% controlling interest in Jiayuan. Jiayuan had no business activities in 2018. On September 30, 2019, we entered into a Share Transfer Agreement with Tianjin Jin Yong Tai Property Management Ltd. (“JYT”), the owner of the remaining 30% equity interest (the non-controlling interest) in Jiayuan. JYT was not a related party of the Company. Pursuant to the Share Transfer Agreement, we transferred our 70% ownership interest in Jiayuan to JYT. Accordingly, the results of operation of Jiayuan from January 1, 2019 to September 30, 2019, the date we lost control of Jiayuan, were included in the accompanying consolidation financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in our financial statements include useful lives and valuation of long-lived assets, allowance for doubtful accounts, assumptions related to the consolidation of entities in which we hold variable interests, and valuation allowance on deferred tax.

Reclassification of Financial Statement Accounts

Certain prior period amounts have been reclassified to conform with the current period presentation. These reclassifications have no effect on the previously reported financial position, results of operations, and cash flows.

Fair Value of Financial Instruments

We follow the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”). It clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date;

Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data; and

Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable, other receivables, prepaid expenses, prepaid income tax, deferred tax assets, accounts payable and accrued liabilities, income tax payable, and other taxes payable approximate their fair value based on the short-term maturity of these instruments.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly-liquid investments with an original maturity of three months or less.

We maintain cash and cash equivalents with various commercial banks within the PRC. We have not experienced any losses in the bank accounts and believe we are not exposed to any risks on our cash held in PRC banks.

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

Classification	Estimated Useful Life
Office Equipment and Fixtures	3 or 5 years
Computers	3 or 5 years
Software	2 to 10 years
Vehicles	4 to 5 years

Revenue Recognition

We adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”), effective on January 1, 2018 by using the modified retrospective transition method. The adoption had no material impact on our consolidated financial statements and there was no adjustment made to the beginning retained earnings on January 1, 2018.

We determine revenue recognition through the following five steps: (i) identification of the contract, or contracts, with a customer, (ii) identification of the performance obligations in the contract, (iii) determination of the transaction price, (iv) allocation of the transaction price to the performance obligations in the contract, and (v) recognition of revenue when, or as, we satisfy a performance obligation.

Our service contracts typically include the terms of parties, services to be provided, service covered period, details of service fee calculation, and terms or conditions when services are to be paid. Our performance obligation is clearly defined as to the sale of real properties specified in the contracts. The performance obligation is satisfied when at the point of closing of the sales contract with each property buyer is completed and, when the developer received the proceeds from the sales (cash and/or bank loans). The commission fee is determined based on the total value of property sold multiplied by the commission rate agreed upon in the contracts. The commission rates vary among developers. The payment terms also vary with certain developers dividing the contracts into several phases and making payment when a phase has been completed. These variable considerations will not change the calculation of commission fee. The transaction price is determined based on the commission rate and properties sold.

Our major revenue is commission fees from selling real estate properties. Commission revenue from property brokerage is recognized when: (i) we have completed our performance obligation to sell properties per contract, (ii) the property developer and the buyer complete a property sales transaction and the developer received full or partial amount of proceeds from the buyer or full payment from the banker if mortgaged, and (iii) the property developer grants confirmation to us to be able to invoice them per sales agreement. We did not handle any monetary transactions nor act as an escrow intermediary between the developer and the buyer. We recognize revenue net of value added taxes (“VAT”).

Certain sales contracts allow developers to withhold certain percentage of total commission for a certain period as a risk fund to cover potential damages caused by our sales activities. In these circumstances, we will not determine that our performance obligations have been fulfilled until the withholding period has passed. Since the amount being withheld is the risk of loss from the sales transaction, we record the amount withheld by developers as deferred income and will recognize the income when the withholding period has passed and the amount withheld is confirmed by the developers.

Additionally, we provide consulting services to our clients, such as training, advertising, and marketing. Revenue recognized from consulting is net of VAT. Revenue from consulting services was $155,217, $51,818, and $4,187 for the years ended December 31, 2019, 2018, and 2017, respectively.

Segment Information

We use “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by our chief operating decision maker for making operating decisions and assessing performance as the source for determining our reportable segments. All of our operations are considered by the chief operating decision maker to be aggregated in one reportable operating segment. Currently, all of our customers are in the PRC and a majority of our income is derived from commission-based service and minimal consulting and other services, which represented less than 5% of total revenue.

Through Mingda Tianjin and its three branch offices in Chengdu, Suzhou, and Yangzhou, we own and operate a primary real estate agency service business in the following local markets, Tianjin, Chengdu, Yangzhou, and Suzhou, which represent 83%, 5%, 9%, and 3% of our agency revenue for the year ended December 31, 2019, respectively, represent 95%, 0%, 4%, and 1% of our agency revenue for the year ended December 31, 2018, respectively, and 97%, 3%, 0%, and 0% of our agency revenue for the year ended December 2017, respectively.

Leases

ASC 842 requires us to determine whether a contract is a lease or contains a lease at the inception of the contract, considering all relevant facts and circumstances. A contract is a lease or contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration.

A lease is classified as a finance lease when the lease meets any of the following criteria: (i) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term, (ii) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (iii) the lease term is for the major part of the remaining economic life of the underlying asset, (iv) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all (90% or more) of the fair value of the underlying asset, or (v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease not classified as a finance lease is classified as an operating lease.

A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee should include payments to be made in optional periods only if the lessee is reasonably certain to exercise its option to extend the lease or not exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option.

We elected not to recognize on the balance sheet leases with terms of 12 months or less. We typically only include the initial lease term in our assessment of a lease arrangement. Options to extend a lease are not included in our assessment unless there is reasonable certainty that we will renew.

Business Tax and VAT

The PRC government implemented a VAT reform pilot program, which replaced the business tax with VAT. Since May 2016, the changes from business tax to VAT have been expanded to all other service sectors which used to be subject to business tax. The VAT rate applicable to our subsidiaries and consolidated VIE is 6%. The Company accrues VAT payable when sales invoices are generated.

Deferred Offering Costs

Deferred offering costs consist principally of all direct offering costs we incurred, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public offering of our Ordinary Shares (“IPO”). Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed. Deferred offering costs of $2,103,816 and $26,399 were charged to additional paid-in capital in connection with our IPO with our first closing and second closing completed on December 26, 2018 and January 4, 2019, respectively.

Marketing and Advertising Expenses

Marketing and advertising expenses consist primarily of marketing planning fees and advertisements expenses used for targeted property sales. We expense all marketing and advertising costs as incurred and records these costs within “Selling expenses” on the consolidated statements of operations when incurred. We incurred marketing and advertising expenses of $79,535, $2,889, and $178,878 for the years ended December 31, 2019, 2018, and 2017, respectively.

Income Taxes

We are governed by the income tax laws of the PRC.

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

We only recognize tax liabilities related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, we recognize the largest amount of tax liabilities that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. There were no such tax liabilities recognized in the accompanying consolidated financial statements. We record interest and penalties as a component of income tax expense. There were no such interest and penalties for the years ended December 31, 2019, 2018, and 2017.

Non-Controlling Interest

Non-controlling interest are classified as a separate line item in the equity section and disclosures in our consolidated financial statements have distinguished our interest from the interest of non-controlling interest holders. Xishe Xianglin was 49% owned by non-related parties as of December 31, 2019 and 2018, respectively.

Per Share Amounts

We compute per share amounts in accordance with ASC Topic 260 “Earnings per Share” (EPS) which requires presentation of basic and diluted EPS. Basic EPS is computed by dividing the net income (loss) available to holders of Ordinary Shares by the weighted-average number of Ordinary Shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue Ordinary Shares were exercised or converted into Ordinary Shares or resulted in the issuance of Ordinary Shares that then shared in our earnings, if any. This is computed by dividing net earnings by the combination of dilutive Ordinary Share equivalents. There were no dilutive Ordinary Share equivalents as of December 31, 2019, 2018, and 2017. Accordingly, basic and diluted loss per share were the same.

	December 31, 2019	December 31, 2018	December 31, 2017
Numerator for earnings per share:
Net income (loss) attributable to our shareholders	$453,106	$(515,971)	$1,167,002
Denominator for basic and diluted earnings per share:
Basic weighted average Ordinary Shares *	11,640,661	10,400,408	10,380,000
Per share amount
Per share - basic and diluted	$0.04	$(0.05)	$0.11

* Prior to the formation of MDJM, Mingda Tianjin issued 10,380,000 ordinary shares to its shareholders. Each shareholder of Mingda Tianjin was expected to receive MDJM's share at a one-to-one ratio. On January 26, 2018, MDJM issued 10,380,000 Ordinary Shares to entities controlled by the shareholders of Mingda Tianjin. All references to numbers of Ordinary Shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis from the earliest period presented.

Comprehensive Income

We follow ASC 220-10, “Reporting Comprehensive Income.” ASC 220-10 requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to shareholders

Foreign Currency Translation

Our functional currency is RMB. US$ is used as our reporting currency. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of changes in equity and consolidated statements of operations and comprehensive income (loss).

	December 31,
US$ Exchange Rate	2019	2018	2017
At the end of the year - RMB	6.9668	6.8778	6.5075
Average rate for the year - RMB	6.9072	6.6187	6.7588

The financial records of certain of our subsidiaries and VIE are maintained in local currencies other than the U.S. dollar, such as RMB, which are their functional currencies. Transactions in other currencies are recorded at the rates of exchange prevailing when the transactions occur. Transaction gains or losses are recognized in the consolidated statements of operations and comprehensive income (loss). There were $12,072, $0, and $0 transaction gain recorded in years ended December 31, 2019, 2018, and 2017, respectively.

Concentration Risk

Our operations are carried out in the PRC. Accordingly, our business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. Our operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. Our results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and trade accounts receivable. All of our cash is maintained with state-owned banks within the PRC. Per PRC regulations, the maximum insured bank deposit amount is approximately $71,770 (RMB500,000) for each financial institution. Our total unprotected cash in bank amounted to $6,138,142 and $6,321,940 as of December 31, 2019 and 2018, respectively. We have not experienced any losses in such accounts and believe we are not exposed to any risks on our cash in bank accounts.

Deconsolidation

In accordance with ASC 810-40, deconsolidation of a subsidiary occurs when: (a) some or all of the ownership interests of the subsidiary are sold resulting in the loss of a controlling financial interest; (b) a contractual agreement granting control of the subsidiary expires; (c) the subsidiary issues its shares to outsiders reducing the parent’s ownership interest resulting in the loss of a controlling financial interest; or (d) the subsidiary becomes subject to the control of a government, court, administrator or regulator.

The parent should recognize a gain or loss measured as the difference between: (a) The aggregate of: (i) the fair value of any consideration received, (ii) the fair value of any retained noncontrolling interest, and (iii) the carrying amount of any noncontrolling interest at the date the subsidiary is deconsolidated; and (b) the carrying amount of the subsidiary’s assets and liabilities.

A subsidiary should be deconsolidated from the date a controlling financial interest is lost and should also consider the equity components included in the noncontrolling interest and the amounts previously recognized in accumulated other comprehensive income (loss), i.e. the foreign currency translation adjustment.

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” which outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers and supersedes and replaces nearly all existing U.S. GAAP revenue recognition guidance, including industry-specific guidance. The authoritative guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. The five steps are: (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; and (v) recognize revenue when or as each performance obligation is satisfied. The authoritative guidance applies to all contracts with customers except those that are within the scope of other topics in the FASB ASC. The adoption of Topic 606 had no material impact on our consolidated financial statements and there was no adjustment made to the beginning retained earnings on January 1, 2018.

On May 10, 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”), which clarifies the scope of modification accounting for share-based compensation arrangements by providing guidance on the types of changes to the terms and conditions of share-based compensation awards to which an entity would be required to apply modification accounting under ASC 718. ASU 2017-09 is effective for annual periods beginning after December 15, 2017. The adoption of this guidance had no material impact on our consolidated financial statements.

On February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” This update requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2018, with early application permitted. We adopted this new accounting standard effective January 1, 2019 on a modified retrospective basis and applied the new standard on leases through a cumulative-effect adjustment to beginning retained earnings. The adoption of this authoritative guidance resulted in the recognition of operating lease assets and operating lease liabilities but did not have an impact on our consolidated operating results, beginning retained earnings, and cash flows.

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220). This update provides companies with the option to reclassify stranded tax effects caused by the 2017 Tax Cuts and Jobs Act, or the 2017 Tax Act, from accumulated other comprehensive income to retained earnings. This standard is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The adoption of this standard had no material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements

We consider the applicability and impact of all ASUs. The ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial position and/or results of operations.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. We are currently in the process of evaluating the impact of the adoption of ASU 2016-13 on our consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The objective of ASU 2018-13 is to improve the effectiveness of disclosures in the notes to the financial statements by removing, modifying, and adding certain fair value disclosure requirements to facilitate clear communication of the information required by generally accepted accounting principles. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 with early adoption permitted upon issuance of this ASU. We are currently evaluating the potential impact of this new guidance.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our consolidated financial condition, results of operations, cash flows, or disclosures.

RESULTS OF OPERATIONS

Comparison of Results of Operations for the Years Ended December 31, 2019 and 2018

Revenue

	2019	2018	Change in $	Change in %
Revenue	$5,679,977	$2,408,448	$3,271,529	136%

The revenue for the year ended December 31, 2019 was $5,679,977, an increase of $3,271,529, or 136%, from $2,408,448 in 2018. The increase of the revenue for 2019 was primarily attributed to the revenue from our new projects acquired since 2018. Approximately 19% of our 2019 revenue was generated from new projects acquired since 2019.

As of December 31, 2019, we were engaged on a total of 17 projects. Among these projects, six projects were ongoing projects from existing developer clients, five projects were new projects from existing developer clients, and six projects were from new clients/developers.

The following table summarizes our signed sales contract in square meters and contracted sales value of real estate projects, during 2019 and 2018, respectively.

	2019	2018
Signed sales contract in square meters	186,971	86,533
Signed sales value of real estate projects - RMB	4,266,950,916	1,881,566,192
Exchange rate	6.9668	6.8778
Signed sales value of real estate projects - US$	$612,469,271	$273,570,937

At December 31, 2019 and 2018, we had the following outstanding sales contract in square meters, contracted sales value of real estate projects, and estimated commission income from these outstanding contracts.

	2019	2018
Signed sales contract in square meters	316,699	509,286
Signed sales value of real estate projects - RMB	7,704,915,623	14,289,602,188
Exchange rate	6.9668	6.8778
Signed sales value of real estate projects - US$	$1,105,947,583	$2,077,641,424
Estimated average commission rate	0.94%	0.88%
Estimated commission income	$10,393,408	$18,194,708

If all of the current outstanding projects were to be completed, our estimated revenue from such projects would be approximately $10 million based on contracted commission rates. However, since a project will normally take two to three years to be completed, given the nature of our industry and the volatility of the market, we cannot be certain the length of time each project will take to complete, or whether the projects will be completed at all.

Operating Expenses

The following table summarizes our operating expenses for the years ended December 31, 2019 and 2018:

Operating Expenses	2019	2018	Change in US$	% Change
Selling expenses	$186,641	$82,225	$104,416	127%
Payroll, payroll taxes and others	3,710,697	2,214,975	1,495,722	68%
Professional fees	634,372	-	634,372	100%
Operating lease expense	184,802	141,959	42,843	30%
Depreciation and amortization	15,180	12,575	2,605	21%
(Reduction) provision for doubtful accounts, net	(38,883)	(146,174)	107,291	-73%
Other general and administrative	628,608	667,267	(38,659)	-6%
Total operating expenses	$5,321,417	$2,972,827	$2,348,590	79%

The operating expenses for the year ended December 31, 2019 were $5,321,417, an increase of $2,348,590, or 79%, from $2,972,827 in 2018. The increase in operating expenses was in line with the increase in revenue in 2019.

Selling expenses were $186,641 in 2019, an increase of $104,416, or 127%, from $82,225 in 2018, which was primarily resulted from a $67,333 increase in marketing planning fees.

Payroll, payroll taxes and others were $3,710,697 in 2019, an increase of $1,495,722, or 68%, from $2,214,975 in 2018. Our employee compensation was in connection with the performance of sales. Sales related compensation, such as bonus and commission, increased due to the increase of revenue in 2019.

Professional fees consist of legal, U.S. GAAP audit, consulting, investor relations, and other U.S. SEC filing related fees. The increase in professional fees resulted from being a U.S. public traded company since the end of 2018. Professional fees incurred in 2018 was included in offering costs, which was offset with additional paid in capital received in our IPO.

Operating lease expense was $184,802, an increase of $42,843, or 30%, from $141,959 in 2018, resulting from increase in rental space used for projects. We lease all of our offices under various non-cancelable lease agreements. As of December 31, 2019, we had one long-term lease which became effective on January 1, 2019, and which will be expired on December 31, 2023. For other leases with lease terms of 12 months or less, we made an election to not recognize lease assets and lease liabilities.

Depreciation and amortization expense were $15,180 for the year ended December 31, 2019, an increase of $2,605, or 21%, from $12,575 in 2018, which was resulted from new purchases of fixed assets in the amount of $66,354 in 2019.

Allowance for doubtful accounts was a reduction of $38,883 in 2019, compared to a reduction of $146,174 in 2018.

As of December 31, 2019, we reserved $10,774 allowance for doubtful account, which was 20% of the accounts receivable with age more than one year from two customers due to collectability issues. The account receivable balance from these two customers was $90,932 as of December 31, 2019.

As of December 31, 2018, we reserved $49,963 allowance for doubtful account, which was 20% of the accounts receivable from two customers due to collectability issues. The account receivable balance from these two customers was $403,930 as of December 31, 2018.

Other general and administrative expenses was $628,608 in the year ended December 31, 2019, a decrease of $38,659, or -6%, from $667,267 in 2018, which was resulted from reduced office expenses.

Net Income (Loss)

	2019	2018	Change in US$	Change in %
Revenue	$5,679,977	$2,408,448	$3,271,529	136%
Operating expenses	5,321,417	2,972,827	2,348,590	79%
Income (loss) from operations	358,560	(564,379)	922,939	-164%
Interest income	30,662	26,565	4,097	15%
Loss on disposal of subsidiary	(4,970)	-	(4,970)	-
Other income (expense)	16,484	-	16,484	-
Income (loss) before income tax	400,736	(537,814)	938,550	-175%
Provision for income tax	(101,372)	-	101,372	-
Net income (loss)	$299,364	$(537,814)	$837,178	-156%

To explore new business opportunity, we formed Jiayuan on November 22, 2018. We owned a 70% controlling interest in Jiayuan. Jiayuan had no business activities in 2018.

On September 30, 2019, we entered into a Share Transfer Agreement with JYT, the owner of the remaining 30% equity interest (the non-controlling interest) in Jiayuan. JYT was not a related party of the Company. Pursuant to the Share Transfer Agreement, we transferred our 70% ownership interest in Jiayuan to JYT. Yuan Zhang, the 100% owner of JYT, signed an Acquisition Agreement with us and agreed to pay a total of $143,538 (RMB1,000,000) to us in five installments over 35 months. We recorded the fair value of the note receivable of $126,712 as consideration for relinquishing our ownership interest in Jiayuan and settlement of obligations of Jiayuan. Thus, JYT became the 100% owner of Jiayuan after September 30, 2019. We recorded a loss on disposal of subsidiary in the amount of $4,970. We had recorded our share of the operating loss of Jiayuan until the date of disposition, totaling $61,345. As Jiayuan had not commenced its planned rental operation as of the date of disposition, we concluded that Jiayuan was not a major line of business nor a major geographical area of operation of our Company, and its disposal was not significant enough to be presented as discontinued operation.

MDJM was incorporated under the laws of the Cayman Islands. Under the current laws of the Cayman Islands, MDJM is not subject to tax on income or capital gain. Additionally, upon payments of dividends by MDJM to its shareholders, no Cayman Islands withholding tax will be imposed.

MDJH Hong Kong was formed under the laws of Hong Kong and is subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. MDJH Hong Kong did not have significant activities in Hong Kong in 2019 and 2018.

We conduct substantially all of our business through our VIE and its subsidiaries, the operating entities located in the PRC, and they are subject to PRC income taxes. Our subsidiary and VIE in the PRC are subject to a 25% standard tax rate in the years ended December 31, 2019 and 2018. Provision for income tax of $101,372 in 2019 consisted of current provision for income tax of $206 and deferred tax adjustment of $101,166. There was no provision for income tax due to loss in 2018.

Our net income was $299,364 in 2019, an increase of $837,178, compared to a loss of $537,814 in 2018. The net income in 2019 was mainly resulted from our new projects discussed above.

In order to control the spread of the COVID-19 virus, the Chinese government has ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. Because of the quarantines and travel restrictions mandated by the Chinese government, from the end of January to mid-March of 2020, many real estate projects we were promoting and selling were suspended, which adversely impacted our business during that period. However, because our operating income and earnings have historically been lower during the first quarter than other quarters due to the winter and the Chinese New Year holiday period, we believe this seasonality partially mitigated the adverse impact on our full-year operating results of 2020.

Starting from the end of March 2020, these real estate projects began to reopen. Although we believe our business have recovered to the level before the COVID-19 outbreak as of April 2020 and we currently expect to continue the promotion and sales of real estate projects normally, if COVID-19 further impacts our promotion and sale of real estate projects, our financial condition, results of operations, and cash flows could be adversely affected.

Comparison of Results of Operations for the Years Ended December 31, 2018 and 2017

Revenue

	2018	2017	Change in $	Change in %
Revenue	$2,408,448	$5,532,244	$(3,123,796)	-56%

The revenue for the year ended December 31, 2018 was $2,408,448, a decrease of $3,123,796, or 56%, from $5,532,244 in the same period of 2017. The decrease of the revenue for the year of 2018 was primarily attributed to Chinese government’s tightening policies and regulations implemented on the real estate market in China.

Starting from 2009, Chinese central and local government has issued and implemented a series of regulations and policies to curb the fast-expanding market of real estate in the PRC. Such measures and policies by the government have negatively affected the real estate market and caused a reduction in transactions in the real estate market. While these measures and policies remain in effect, they may continue to depress the real estate market, dissuade would-be or prospect buyers from making purchases, reduce transaction volume, cause a decline in average selling prices, and prevent developers from raising the capital they need and increase developers’ costs to start new projects. Since there is a time lag from signing sales contract to finalizing sales and recognizing our revenue, normally between three to six months depending on the time for the buyers to close the mortgage from the banks, and as such, the cooling down policy effected in 2017 and affected our revenue dramatically in the year of 2018. We had approximately $934,000 service fees not yet recognized as revenue due to delays in mortgage closings as of December 31, 2018.

In 2018, we were engaged on 16 projects, nine of which were ongoing projects, four were new projects from existing developer clients, and three were from new developer clients. As of December 31, 2018, we were engaged on 11 projects, and if all engaged projects were to be completed, our estimated revenue from such projects would be approximately $12 million based on contracted commission rates. To complete these projects will normally need two to three years. However, given the nature of our industry and the volatility of the PRC real estate market, we cannot be certain the length of time each project will take to complete, or whether the projects will be completed at all.

The following table summarizes our signed sales contract in square meters and sales value of real estate projects for the years ended December 31, 2018 and 2017, respectively.

Years	2018	2017
Signed sales contract in square meters	86,533	111,626
Signed sales contract value in RMB	1,881,566,192	1,785,098,040
Exchange Rate	6.8778	6.7588
Signed sales contract value in US$	$273,570,937	$264,114,642

Operating Expenses

The following table summarizes our operating expenses for the years ended December 31, 2018 and 2017:

Operating Expenses	2018	2017	Change in US$	% Change
Selling expenses	$82,225	$263,797	$(181,572)	-69%
Payroll, payroll taxes and others	2,214,975	3,067,837	(852,862)	-28%
Rent expense	141,959	115,615	26,344	23%
Depreciation and amortization	12,575	7,232	5,343	74%
(Reduction) provision for doubtful accounts, net	(146,174)	194,149	(340,323)	-175%
Other general and administrative	667,267	293,931	373,336	127%
Total operating expenses	$2,972,827	$3,942,561	$(969,734)	-25%

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

During 2018, our selling expenses were $82,225, a decrease of $181,572, or 69%, from $263,797 in 2017. We spent less on selling expenses due to the continued cool down of Chinese real estate market in 2018, which impacted our business.

During 2018, our payroll, payroll taxes and others were $2,214,975, a decrease of $852,862, or 28%, from $3,067,837 in 2017. The decrease in payroll, payroll taxes and others also resulted from the continued cool down of the Chinese real estate market. Our employee compensation was in connection with the performance of sales. Sales related compensation, such as bonus or commission, were reduced due to decline of sales activities in 2018.

Rent expense was $141,959 for the year ended December 31, 2018, an increase of 26,344, or 23%, from $115,615 in the year of 2017.

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

As of December 31, 2017, we reserved $201,647 allowance for doubtful account, which was 20% of the accounts receivable balance from two customers due to the collectability issues. For the period from January 01, 2018 to January 31, 2019, $568,197 and $481,169 accounts receivable from these two customers have been collected. We reduced allowance for doubtful accounts balance as of December 31, 2018 to reflect the subsequent collections.

Other general and administrative expenses were $667,267 in the year ended December 31, 2018, an increase of $373,336, or 127%, from $293,931 in 2017. The increase in other general and administrative expense was mainly attributable to a $101,838 in startup costs and $330,287 impairment of deferred tax assets in 2018. As of December 31, 2018, we determined that certain deferred tax benefits were “more likely than not” not be used in the future and recorded an impairment of deferred tax assets consequently in 2018.

Net (Loss) Income

	2018	2017	Change in US$	Change in %
Revenue	$2,408,448	$5,532,244	$(3,123,796)	-56%
Operating expenses	2,972,827	3,942,561	(969,734)	-25%
Income (loss) from operations	(564,379)	1,589,683	(2,154,062)	-136%
Interest income	26,565	32,112	(5,547)	-17%
Other income (expense)	-	(58,241)	58,241	-100%
Income (loss) before income tax	(537,814)	1,563,554	(2,101,368)	-134%
Provision for income tax	-	396,552	(396,552)	-100%
Net income (loss)	$(537,814)	$1,167,002	$(1,704,816)	-146%

Our net loss was $537,814 in 2018, compared to net income of $1,167,002 in 2017. The net loss in 2018 mainly resulted from decreased revenue as discussed above.

Taxation

We are not required to file United States Income Tax returns, since we have no United States operations.

MDJM was incorporated under the laws of the Cayman Islands. Under the current laws of the Cayman Islands, MDJM is not subject to tax on income or capital gain. Additionally, upon payments of dividends by MDJM to its shareholders, no Cayman Islands withholding tax will be imposed.

MDJH Hong Kong was incorporated under the laws of Hong Kong and is subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. MDJH Hong Kong did not have significant activities in Hong Kong in 2019 and 2018.

We conduct substantially all of our business through our VIE and its subsidiaries, the operating entities located in the PRC, and they are subject to PRC income taxes. Our subsidiary and VIE in the PRC are subject to a 25% standard tax rate in the years ended December 31, 2019, 2018, and 2017. Provision for income tax of $101,372 in 2019 consisted of current provision for income tax of $206 and deferred tax adjustment of $101,166. There was no provision for income tax due to loss in 2018.

The provision for income taxes are summarized as follows:

	2019	2018	2017
Current	$206	$-	$338,194
Deferred tax adjustment	101,166	(134,454)	58,358
Change in valuation allowance	-	134,454	-
Total	$101,372	$-	$396,552

Reconciliation of the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2019, 2018 and 2017, respectively, are as follows:

	2019	2018	2017
Hong Kong statutory income tax rate	16.5%	16.5%	-
Valuation allowance recognized with respect to the loss in the Hong Kong Company	(16.5)%	(16.5)%	-
PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of income tax exemptions and reliefs in the PRC companies	0.0%	0.0%	0.0%
Effect of loss carryforward in the PRC companies	(24.9)%	(25.0)%	0.0%
Effect of non-deductible expenses in the PRC companies	0.0%	0.0%	0.4%

Effective rate	0.1%	0.0%	25.4%

B. Liquidity and Capital Resources

Our principal sources of cash were revenue from our agency sales. Most of our cash resources were used to fund our revenue related expenses, such as salaries and commissions paid to our sales force, daily administrative expenses, and the maintenance of regional offices.

As of December 31, 2019, we had cash and cash equivalents of $6,552,677 and other working capital of $1,598,637, which are all held in the PRC. Management believes that we will generate sufficient cash flow to fund our operations and to meet our obligations on a timely basis for the next 12 months from the issuance date of this annual report by successfully implementing our business plans.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends.

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

The current PRC EIT Law and its implementing rules generally provide that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for PRC enterprise income tax purposes unless the jurisdiction of incorporation of such enterprises’ shareholder has a tax treaty with China that provides for a different withholding arrangement.

The following table sets forth a summary of changes in our working capital for the fiscal years ended December 31, 2019 and 2018:

Working Capital	2019	2018	Change in $	Change in %
Total current assets	8,837,832	8,738,324	99,508	1%
Total current liabilities	686,518	712,782	(26,264)	-4%
Working Capital	$8,151,314	$8,025,542	$125,772	2%

Working capital was $8,151,314 as of December 31, 2019, an increase of $125,772, or 2%, compared to $8,025,542 as of December 31, 2018. The increase in working capital was primarily due to the increase in current assets, which consisted of an increase in accounts receivable of $387,354, an increase in other receivable of $31,276, and offset by a decrease of prepaid expenses of $175,622 and a decrease in cash of $139,880. The decrease in current liabilities was primarily due to a decrease of $144,430 in accounts payable and VAT payable, offset by a $26,429 increase in deferred income and $91,737 current operating lease liabilities.

Cash Flows for the Year ended December 31, 2019 Compared to the Year Ended December 31, 2018

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Comparison of cash flows results for the years ended December 31, 2019 and 2018 are summarized as follows:

	2019	2018	Increase / (Decrease)
Net cash used in operating activities	$(1,501)	$(643,502)	$642,001
Net cash used in investing activities	(190,828)	(1,215)	(189,613)
Net cash provided by financing activities	70,406	4,103,479	(4,033,073)
Effect of changes of foreign exchange rate	(17,957)	116,055	(134,012)
Net (decrease) increase in cash and cash equivalents	$(139,880)	$3,574,817	$(3,714,697)

Operating activities

Net cash used in operating activities for the year ended December 31, 2019 was $1,501, consisting of net income of $299,364, noncash adjustments of $63,686  and net changes in our operating assets and liabilities of $(364,551), which mainly included an increase in accounts receivable of $374,592, resulting from increased sales; an increase in other receivables of $4,630; a decrease in prepaid expense of $120,907; a decrease in prepaid income tax of $3,605; a decrease in accounts payable and accrued expenses of $107,980, resulting from decreased in wages and bonus accruals at December 31, 2019; a decrease in VAT and other tax payable of $28,518 (included an increase in income tax payable of $206); and increase in deferred income of $26,657

Net cash used in operating activities during the year ended December 31, 2018 was $643,502, consisting of net loss of $537,814, noncash adjustments of $(60,624) and net changes in our operating assets and liabilities of $(45,064), which mainly included an increase in accounts receivable of $83,189; a decrease of $41,441 of other receivables; an increase in prepaid expense of $150,273; an increase of prepaid income tax of $3,762; an increase in accounts payable and accrued expenses of $131,876; and an increase in VAT and other tax payable of $18,843.

Investing activities

The purchase of property and equipment; included vehicle, office equipment and software was $66,354 and $1,215 for the years ended December 31, 2019 and 2018, respectively.

We received proceeds of $3,330 from disposal of office equipment for the year ended December 31, 2019 as compared to none for the year ended December 31, 2018.

To explore new business opportunity, we formed Jiayuan on November 22, 2018. We owned a 70% controlling interest in Jiayuan. Before the disposal of Jiayuan, we advanced a total of $194,120 (RMB1,340,825) to Jiayuan for rental and renovation costs.

On September 30, 2019, we disposed of our 70% ownership interest in Jiayuan, which included all of the assets and liabilities of Jiayuan. We entered into a Share Transfer Agreement with JYT, the owner of the remaining 30% equity interest (the non-controlling interest) in Jiayuan. JYT was not a related party of the Company. Pursuant to the Share Transfer Agreement, we transferred our 70% ownership interest in Jiayuan to JYT. Yuan Zhang, the 100% owner of JYT, signed an Acquisition Agreement with us and agreed to pay a total of $143,538 (RMB1,000,000) to us in five installments over 35 months. We recorded the fair value of the note receivable of $126,712 as consideration for relinquishing our ownership interest in Jiayuan and settlement of obligations of Jiayuan due to us. Thus, JYT became the 100% owner of Jiayuan after September 30, 2019.

In cash flow statements, we treated the $127,804 (RMB1,000,000 translated at 2019 average rate) as advance made to deconsolidated subsidiary, which was resulted from a total advance of $194,120 less $61,346 operating lease expenses in 2019 and $4,970 loss on disposal of subsidiary.

Financing activities

Pursuant to a registration statement declared effective by the SEC on November 13, 2018, we received net proceeds from our IPO in the amount of $70,406 and $4,103,479 in 2019 and 2018, respectively.

We completed the first closing of our IPO on December 26, 2018. An aggregate of 1,241,459 Ordinary Shares were sold at a price of $5 per share to the public. We received an aggregate of $6,207,295 in gross proceeds. In connection with this IPO, we incurred direct offering costs of $2,103,816, which included audit, legal, consulting, commission and other expenses. Per ASC 505, we classified these expenses in the equity section to offset additional paid in capital.

On January 4, 2019, we completed the second closing of our IPO, in which we issued 19,361 additional Ordinary Shares at a price of $5 per share. The total proceeds of this second closing were $96,805. There was a total of $26,399 direct cost in connection with the second closing.

We had total current liabilities of $686,518 and cash balance of $6,552,677 as of December 31, 2019. The current cash balance is sufficient to meet our obligations as the liabilities become due in the next 12 months. Management believes that we will generate sufficient cash flows to fund our operations and to meet our obligations on timely basis for the next 12 months from the issuance date of this annual report by successful implementation of our business plans.

Cash Flows for the Year ended December 31, 2018 Compared to the Year Ended December 31, 2017

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Comparison of cash flows results for the years ended December 31, 2018 and 2017 are summarized as follows:

	2018	2017	Increase / (Decrease)
Net cash (used in) provided by operating activities	$(643,502)	$1,313,460	$(1,956,962)
Net cash used in investing activities	(1,215)	(19,659)	18,444
Net cash provided by financing activities	4,103,479	-	4,103,479
Effect of changes of foreign exchange rate	116,055	161,593	(45,538)
Net increase in cash	$3,574,817	$1,455,394	$2,119,423

Operating activities

Net cash used in operating activities for the year ended December 31, 2018 was $643,502, consisting of net loss of $537,814, noncash adjustments of $(60,624) and net changes in our operating assets and liabilities of $(45,064), which mainly included an increase in accounts receivable of $83,189; a decrease of $41,441 of other receivables; an increase in prepaid expense of $150,273; an increase of prepaid income tax of $3,762; an increase in accounts payable and accrued expenses of $131,876; and an increase in VAT and other tax payable of $18,843.

Net cash provided by operating activities for the year ended December 31, 2017 was $1,313,460, consisting of net income of $1,167,002, noncash adjustments of $304,693 and net changes in our operating assets and liabilities of $56,136, which mainly included a decrease in accounts receivable of $(158,235), a decrease of $516,596 in accounts receivable resulted from collection efforts put forth during the year December 31, 2017; a decrease in other receivables of $103,603; an increase in prepaid expense of $297,392; a decrease in accounts payable and accrued expenses of $430,286, decreased in bonus accruals at December 31, in 2017; and a decrease in VAT and other tax payable of $50,753.

Investing activities

The purchase of office equipment and software was $1,215 and $19,659 in 2018 and 2017, respectively.

Financing activities

Pursuant to a registration statement declared effective by the SEC on November 13, 2018, we completed the first closing of our IPO on December 26, 2018. An aggregate of 1,241,459 Ordinary Shares were sold at a price of $5 per share to the public. We received an aggregate of $6,207,295 in gross proceeds. In connection with this IPO, we incurred direct offering costs of $2,103,816, which included audit, legal, consulting, commission, and other expenses. Per ASC 505, we classified these expenses in the equity section to offset additional paid-in capital.

As of December 31, 2018, we had no long-term nor short-term debt. Historically, we had generated sufficient cash flow to fund our operations and to meet our obligations.

Capital Expenditures

We incurred capital expenditures of $66,354, $1,215, and $19,659, for the 2019, 2018, and 2017 fiscal years, respectively. The capital expenditures in 2019, 2018, and 2017 were primarily related to expenditures made in connection with the purchase of a vehicle, office equipment and computer software.

Impact of Inflation

We do not believe the impact of inflation on our company is material.

Impact of Foreign Currency Fluctuations

Our subsidiaries and VIE maintain their books and records in RMB. Our reporting currency is USD. In general, for consolidation purposes, we translate assets and liabilities into USD using the applicable exchange rates prevailing at the balance sheet date, and the statement of income is translated at average exchange rates during the reporting period. Adjustments resulting from the translation of their financial statements are recorded as accumulated other comprehensive income (loss). The foreign currency translation from RMB to USD could materially affect our financial condition and results of operations due to the fluctuation of exchange rate. The exchange rates in effect is shown below:

	December 31,
US$ Exchange Rate	2019	2018	2017	2016	2015
At end of the period - RMB	6.9668	6.8778	6.5075	6.9445	6.4855
Average rate for the period ended - RMB	6.9072	6.6187	6.7588	6.6444	6.2854

2019 Revenue in RMB	39,232,736
Translated into US$ with various exchange rates		US$	Exchange Effect - Compared to 2019 Rate Increase (Decrease)
2019 average rate	6.9072	5,679,977	-
2018 average rate	6.6187	5,927,559	247,582
2017 average rate	6.7588	5,804,690	124,713
2016 average rate	6.6444	5,904,632	224,655
2015 average rate	6.2854	6,241,884	561,907

We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments in fiscal years 2019, 2018, and 2017.

C. Research and Development, Patents and Licenses, etc.

Research and Development

Our market research and development team is capable of providing tailored real estate consulting services to assist clients in real estate product development and marketing and sales, on an as needed basis. For the years ended December 31, 2019, 2018, and 2017, we did not spend funds on research and development.

Intellectual Property

We have registered our trademark “Mingda Jiahe” in China. The “Mingda Jiahe” brand, associated with a well-recognized, integrated real estate services company in the local markets that it operates, and other intellectual property rights contribute to our competitive advantage in the real estate services industry in the PRC.

We have registered our domain name, mdjhchina.com, with the China Internet Network Information Center. We hold no copyright registration in China. We have obtained a software copyright certificate covering our office OA system, which provides enhanced intellectual property protection under PRC laws.

While we cannot assure you that our efforts will deter others from misappropriating our intellectual property rights, we will continue to create and protect our intellectual property rights in order to maintain our competitive position.

D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

In December 2019, COVID-19 was reported to have surfaced in Wuhan, China. The spread of this virus has caused business disruptions beginning in January 2020, including the closure of the majority of businesses in mainland China. In March 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic, which continues to spread throughout the world. The spread of COVID-19 has caused public health officials to recommend precautions to mitigate the spread of the virus, such as, cease traveling to non-essential jobs and curtail all unnecessary travel, and stay at home as much as possible. Because of the quarantines and travel restrictions mandated by the Chinese government, from the end of January to mid-March of 2020, many real estate projects we were promoting and selling were suspended, which adversely impacted our business during that period. However, because our operating income and earnings have historically been lower during the first quarter than other quarters due to the winter and the Chinese New Year holiday period, we believe this seasonality partially mitigated the adverse impact on our full-year operating results. Starting from the end of March 2020, the COVID-19 outbreak in China appeared to have slowed down and these real estate projects began to reopen. Although we believe our operations have resumed to the level before the COVID-19 outbreak as of April 2020 and even though we currently expect to continue the promotion and sales of real estate projects as we typically did, to the extent COVID-19 further impacts our promotion and sale of real estate projects, our financial condition, results of operations, and cash flows could be adversely affected.

E. Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years-ended December 31, 2019 and 2018 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019.

	Payment Due by Period
	Total	One to Three Years	Three to Five Years
Capital Commitments	$-	$-	$-
Rent Payment Commitments	371,329	318,578	52,751
Total	$371,329	$318,578	$52,751

Lease Commitments

We entered into several lease agreements for office spaces located at Tianjin and Suzhou city in China. Total monthly rent payable is RMB63,053, or $9,050 per month under operating leases as of December 31, 2019. The detail of each respective lease is summarized as following:

Address	Location	Usage	From	To	Rent / Mo (RMB)	Rent / Mo ($US)
1 Lan Xiu Yuan 36-2-1803	Tianjin	Office	9/4/2019	9/3/2020	¥1,802	$259
2 Tianjing Sandun Center	Tianjin	Office	1/1/2019	12/31/2023	61,251	8,792
					¥63,053	$9,050

As of December 31, 2019, the future minimum rent payable under non-cancelable operating leases were:

For the years ended December 31,	Rental amount
2020	$107,574
2021	105,502
2022	105,502
2023	52,751
Total	$371,329

 *Information above was based on actual rental payment schedule, which may not have the same results if calculation was based on ASC 842, Leases.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth, and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our ability to compete in an industry with low barriers to entry;

●	our ability to continue to operate through our VIE structure;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract clients, win primary agency sale bids, and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	our ability to retain the services of Mr. Siping Xu, our chief executive officer;

●	trends and competition in the real estate services industry; and

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is Suite C-1505, Saidun Center, Xikang Road, Heping District, Tianjin, People’s Republic of China.

Name	Age	Position(s)
Siping Xu	41	Chief Executive Officer; Chairman and Director
Mengnan Wang	40	Chief Financial Officer
Yang Li	40	Director
Zhenlei Hu	47	Independent Director
Liding Sun	47	Independent Director
Wei Guan	49	Independent Director

The following is a brief biography of each of our executive officers and directors:

Mr. Siping Xu has been our Chief Executive Officer (“CEO”) and Chairman of the Board since January 26, 2018. Mr. Xu has served as Mingda Tianjin’s Chairman of the Board since September 2015 and served as the general manager of Mingda Tianjin from September 2002 to August 2015. From May 1998 to December 2000, Mr. Xu worked in the Finance Department of Tianjin Tenglong Real Estate Co., Ltd. From January 2001 to August 2002, Mr. Xu served as the development manager for Tianjin Jiezuo Real Estate Co., Ltd. Mr. Xu holds a bachelor’s degree in accounting and computer management from Tianjin University.

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

Mr. Yang Li has served as our director since January 26, 2018. He has also served as the general manager and director of Mingda Tianjin since September 2015. From May 2011 to September 2015, Mr. Li served as the deputy general manager of marketing for Mingda Tianjin. From January 2008 to April 2011, Mr. Li was the department director of eHouse China Tianjin Company. From June 2005 to August 2007, Mr. Li served as a department manager for Tianjin Yuxuan Consultant Co., Ltd. Li holds a bachelor’s degree in engineering from Tianjin University of Science and Technology.

Mr. Zhenlei Hu has served as our independent director since January 2020. Mr. Hu has served as an audit partner at ShineWing Certified Public Accountants Co., Ltd. Tianjin Branch since December 2019. From September 2014 to November 2019, Mr. Hu served as an audit partner at Ruihua Certified Public Accountants Tianjin Branch. From May 2008 to August 2014, Mr. Hu served as an audit partner at Zhongrui Yuehua Certified Public Accountants Tianjin Branch (now part of Ruihua Certified Public Accountants). Mr. Hu received his bachelor’s degree in Audit from Tianjin University of Finance and Economics in 1995.

Mr. Liding Sun has served as our independent director since May 18, 2018. Mr. Sun has been the director of software development at CoreIp Solutions, a technology solution consulting firm offering technology solutions across multiple industries since January 2011. Mr. Sun holds a Master’s degree and a Bachelor’s degree in Computer Science, both from UCLA.

Mr. Wei Guan has served as our independent director since May 18, 2018. Mr. Guan co-founded Beijing Jingguanxuan Marketing Development Co., Ltd. as one of its shareholders and has served as its deputy managing director since October 2015. From March 1997 to October 2015, Mr. Guan worked for the Boutique Shopping Guide newspaper and its World magazine as an engineer. Mr. Guan received his bachelor’s degree from Capital University of Economics and Business in 1993. Mr. Guan received his postgraduate degree in Regional Economics from the Renmin University of China in 2001. Mr. Guan received his master’s degree in Business Administration from Foreign Economic and Trade University in 2006.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2019, we did not compensate our executive officers for their services other than to reimburse them for out-of-pocket expenses incurred in connection with business travels.

For the fiscal year ended December 31, 2019, we did not compensate our directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the board of directors.

Our PRC subsidiary is required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment, and other statutory benefits. Our PRC subsidiary paid retirement and similar benefits for our officers and directors in the year ended December 31, 2019.

C. Board Practices

Pursuant to our amended and restated articles of association, the minimum number of directors shall consist of no less than one person unless otherwise determined by the shareholders in a general meeting. Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if any is held. At any annual general meeting held, our directors will be elected by a majority vote of shareholders eligible to vote at that meeting. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Controlled Company

Our Chief Executive Officer and Chairman, Mr. Siping Xu, beneficially owns approximately 87.6% of the aggregate voting power of our outstanding Ordinary Shares. As a result, we are deemed a “controlled company” for the purpose of the Nasdaq listing rules and are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even though we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

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

Insider Participation Concerning Executive Compensation

Our then sole director, Mr. Siping Xu, was making all determinations regarding executive officer compensation from our inception up until the time when the three independent directors were installed.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Zhenlei Hu, Wei Guan, and Liding Sun. Zhenlei Hu is the chairperson of our audit committee. We have determined that Zhenlei Hu, Wei Guan, and Liding Sun satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Zhenlei Hu qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Liding Sun, Zhenlei Hu, and Wei Guan. Liding Sun is the chairperson of our compensation committee. We have determined that Liding Sun, Zhenlei Hu, and Wei Guan satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee currently consists of Liding Sun, Zhenlei Hu, and Wei Guan. Wei Guan is the chairperson of our nominating and corporate governance committee. Liding Sun, Zhenlei Hu, and Wei Guan satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Employment Agreements

On May 28, 2018, we entered into employment agreements with our executive officers. Pursuant to employment agreements, the form of which is filed as Exhibit 10.3 to our F-1 registration statement filed with the SEC on August 13, 2018, we agreed to employ each of our executive officers for a specified time period, which will be renewed upon both parties’ agreement 30 days before the end of the current employment term, and payment of cash compensation and benefits became payable when we became a public reporting company in the US. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

Our employment agreement with Mr. Siping Xu, our CEO, for a term of three years beginning in May 28, 2018, provides for an annual salary of $44,386.79, the payment of which commenced when we became a public reporting company in the US.

Our employment agreement with Mengnan Wang, our CFO, for a term of three years beginning in May 28, 2018, provides for an annual salary of $22,193.39, the payment of which commenced when we became a public reporting company in the US.

D. Employees

As of December 31, 2019, we had approximately 195 employees (including 129 sales agents and 17 sales associates) for Mingda Tianjin, and its branch offices and subsidiaries, which are all located in the PRC. None of our employees are subject to collective bargaining agreements governing their employment with us. We believe our employee relations are good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report.

●	each of our directors and executive officers who beneficially own our Ordinary Shares; and

●	each person known to us to own beneficially more than 5.0% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 11,640,820 Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. As of the date of the annual report, we have one shareholder of record holding beneficial ownership of 5% or more, who is not located in the United States.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers (1) :
Siping Xu (2)	10,200,000	87.62%
Mengnan Wang	10,000	0.09%
Zhenlei Hu	0	0%
Liding Sun	0	0%
Yang Li	10,000	0.09%
Wei Guan	0	0%

All directors and executive officers as a group (6 persons):	10,220,000	87.78%

5% Shareholders (1):
Siping Xu (2)	10,200,000	87.62%

(1)	Unless otherwise indicated, the business address of each of the individuals is Suite C-1505, Saidun Center, Xikang Road, Heping District, Tianjin, People’s Republic of China.

(2)	Mr. Siping Xu, our CEO and chairman of the Board, is also the 100% owner of MDJH Ltd. that holds 10,200,000 Ordinary Shares.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with WFOE, Mingda Tianjin and Its Shareholders

We conduct our real estate services business through Mingda Tianjin, a VIE that we control through a series of contractual arrangements between our PRC subsidiary WFOE, Mingda Tianjin, and Mingda Tianjin’s shareholders including but not limited to our principal shareholder, Mr. Siping Xu. Such contractual arrangements provide us (i) the power to control Mingda Tianjin, (ii) the exposure or rights to variable returns from our involvement with Mingda Tianjin, and (iii) the ability to affect those returns through use of our power over Mingda Tianjin to affect the amount of our returns. Therefore, we control Mingda Tianjin. For a description of these contractual arrangements, see “Item 4. Information on the Company—B. Business Overview”.

Material Transactions with Related Parties

On January 26, 2018, we issued 10,380,000 Ordinary Shares to the Beneficial Owners, including some of our executive officers and directors indirectly, in connection with entering into the VIE contractual arrangements, in a private transaction under the Cayman Island laws, with 10,200,000 Ordinary Shares issued to MDJH LTD, an entity 100% controlled by Siping Xu, our CEO, chairman of the board and director, 10,000 Ordinary Shares issued to CANDM LTD, an entity 100% controlled by Yang Li, our director, and 10,000 Ordinary Shares issued to MNCC LTD, an entity 100% controlled by Mengnan Wang, our CFO.

We did not have any material transactions with related parties in 2019.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements”.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, or results of operations, except for the disclosure under “Item 4—Information on the Company—B. Business Overview—Legal Proceedings.”

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

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, MDJH Hong Kong.

Current PRC regulations permit our indirect PRC subsidiary to pay dividends to MDJH Hong Kong only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our Affiliated Entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our Affiliated Entities in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenue from our operations through the current contractual arrangements, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

In order for us to pay dividends to our shareholders, we will rely on payments made from Mingda Tianjin to WFOE, pursuant to contractual arrangements between them, and the distribution of such payments to MDJH Hong Kong as dividends from Mingda Tianjin. Certain payments from our Mingda Tianjin to WFOE are subject to PRC taxes, including business taxes and VAT. In addition, if Mingda Tianjin or its subsidiaries or branches incur debt on their own behalves in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, MDJH Hong Kong. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. MDJH Hong Kong intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to MDJH Hong Kong. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Ordinary Shares have been listed on the Nasdaq Capital Market since January 8, 2019 under the symbol “MDJH.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares have been listed on the Nasdaq Capital Market since January 8, 2019 under the symbol “MDJH.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association, Exhibits 3.1 and 3.2, and the description of differences in corporate laws contained in our F-1 registration statement (File No. 333-226826), as amended, initially filed with the SEC on August 13, 2018.

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

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by us. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to us by us. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

According to the EIT Law, which was promulgated by the Standing Committee of the National People’s Congress on March 16, 2007, became effective on January 1, 2008, and was then amended on February 24, 2017, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiary. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

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

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We believe that it is more likely than not that we and our offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because they do not meet some of the conditions out lined in SAT Notice 82. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the annual report. Therefore, we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Our company pays an EIT rate of 25% for Mingda Tianjin. The EIT is calculated based on the entity's global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Mingda Tianjin a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%.

United States Federal Income Tax Considerations

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a trust.

The discussion set forth below is addressed only to U.S. Holders (defined below) that own our Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

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

Taxation of Dispositions of Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

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

Based on our operations and the composition of our assets, we do not believe we were a PFIC for our most recent taxable year, and we do not expect to be treated as a PFIC under the current PFIC rules. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. It is possible that, for our 2020 taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Mingda Tianjin as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Mingda Tianjin, and as a result, we are treating Mingda Tianjin as our wholly-owned subsidiary for U.S. federal income tax purposes. If we are not treated as owning Mingda Tianjin for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File Number 333-226826), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our financial statements are expressed in Renminbi, and substantially all of our revenue, costs, and expenses are denominated in Renminbi. Additionally, our cash and cash equivalents are held in both Renminbi and U.S. dollars. As a result, fluctuations in the exchange rates between the U.S. dollar and Renminbi may affect our results of operations and financial condition.

Renminbi’s exchange rate with the U.S. dollar is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of Renminbi to the U.S. dollar. Under such policy, Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Later on, the People’s Bank of China has decided to further implement the reform of the RMB exchange regime and to enhance the flexibility of RMB exchange rates. Such changes in policy have resulted in a significant appreciation of Renminbi against the U.S. dollar since 2005 though there have been periods when the U.S. dollar has appreciated against Renminbi as well. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of Renminbi against the U.S. dollar.

To the extent that we need to convert U.S. dollars we receive from financing activities into Renminbi for our operations or other uses within the PRC, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our Ordinary Shares. As of December 31, 2019, we had U.S. dollar-denominated cash balances of US$6,552,677. Assuming we had converted the US$6,552,677 into RMB at the exchange rate of US$1 for RMB6.97 as of December 31, 2019, this cash balance would have been RMB45,651,190. Assuming a 1% appreciation of the U.S. dollar to RMB, $1=RMB7.04, the cash balance of RMB45,651,190 would be translated to $6,484,544. The cash balance presented in U.S. dollar would have decreased by $68,133.

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash. As of December 31, 2019 and 2018, we owned cash in the amount of $6,552,677 and $6,692,557, respectively. All of our cash is maintained with state-owned banks within the PRC. Per PRC regulations, the maximum insured bank deposit amount is approximately $71,770 (RMB500,000) for each financial institution. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by our assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

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

The following are the contractual maturities of financial liabilities, including estimated interest payments:

Non-derivative financial instruments	Carrying Amount As of December 31, 2019 in US$	One Year or Less	Over One Year
Trade and other payables	$594,781	$594,781	$-
Operating lease liabilities	339,119	91,737	247,382
Total	$933,900	$686,518	$247,382

  *Operating lease liabilities were calculated based on ASC 842, Leases.

Risks related to our VIE Structure

We believe that the contractual arrangements with our VIE and respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of our PRC subsidiary and VIE;

•	discontinue or restrict the operations of any related-party transactions between our PRC subsidiary and VIE;

•	limit our business expansion in China by way of entering into contractual arrangements;

•	impose fines or other requirements with which our PRC subsidiary and VIE may not be able to comply; or

•	require us or our PRC subsidiary to restructure the relevant ownership structure or operations.

Interest Rate Risk

The interest rate of cash held in bank and deposits was 0.35% per annum for the years ended December 31, 2019, 2018, and 2017, respectively. We do not have any financial assets that were designated at fair value through profit or loss. We have not used derivative financial instruments to hedge interest risk. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.9%, 2.1%, and 1.6%, in 2019, 2018, and 2017, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-226826) for our initial public offering of up to 1,600,000 shares of Ordinary Shares, which was declared effective by the SEC on November 13, 2018. In January 2019, we completed our initial public offering in which we issued and sold an aggregate of 1,260,820 Ordinary Shares, at a price of US$5 per Ordinary Share for a total offering size of approximately $6,304,100. The net proceeds raised from the initial public offering were $5,696,485.5 after deducting underwriting commissions and the offering expenses payable by us. Network 1 Financial Securities, Inc. was the underwriter of our initial public offering.

We incurred approximately $607,614.5 in expenses in connection with our initial public offering, which included approximately $333,765.6 in underwriting commissions for the initial public offering and approximately $273,848.9 in other costs and expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates

In addition to above offering costs of $607,615, we incurred $1,522,601 professional fees, which were direct costs in connection with the IPO. The net proceeds after total offering costs of $2,130,215 were $4,173,885. As of December 31, 2019, we did not use any fund from net proceeds. We intend to use the proceeds from our initial public offering in the manner as disclosed in our registration statement on Form F-1, as amended (File Number 333-226826).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2019. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2019 were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2019. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2019.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Zhenlei Hu qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Zhenlei Hu satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

We adopted a code of ethics as of the date of the filing of our Form F-1/A on September 7, 2018, as exhibit 99.1.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by RBSM LLP, our independent registered public accounting firm for the periods indicated.

	For the Years Ended December 31,
	2017		2018	2019
Audit fees (1)	$-		$310,000	$200,000
Audit-Related fees
Tax fees
All other fees
Total		$-	$310,000	$200,000

(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2018.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by RBSM LLP, our independent registered public accounting firm including audit services, audit-related services, tax services, and other services as described above.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of MDJM LTD, and its Affiliated Entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
1.2	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
4.1	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
4.2	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
4.3	Exclusive Business Cooperation Agreement dated April 28, 2018, between WFOE and Mingda Tianjin (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
4.4	Share Pledge Agreement dated April 28, 2018, between WFOE, Beneficial Owners, and Mingda Tianjin (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
4.5	Exclusive Option Agreement dated April 28, 2018, between WFOE, Beneficial Owners, and Mingda Tianjin (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
4.6	Powers of Attorney dated April 28, 2018, between WFOE, Beneficial Owners, and Mingda Tianjin (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
4.7*	Lease Agreement dated December 31, 2018 by and between Mingda Tianjin and Ping Han
4.8*	Acquisition Agreement dated September 30, 2019 among Mingda Tianjin, Xishe Xianglin, Jiayuan, Yuan Zhang, and Spouse of Yuan Zhang
8.1*	List of subsidiaries of the Registrant.
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1 **	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2 **	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Press Release dated April 11, 2019 (incorporated by reference to Exhibit 99.1 of our report on Form 6-K (file No. 001-38768) filed with the Securities and Exchange Commission on April 11, 2019)
15.2	Press Release dated May 8, 2019 (incorporated by reference to Exhibit 99.1 of our report on Form 6-K (file No. 001-38768) filed with the Securities and Exchange Commission on May 8, 2019)

15.3	Press Release dated May 24, 2019 (incorporated by reference to Exhibit 99.1 of our report on Form 6-K (file No. 001-38768) filed with the Securities and Exchange Commission on May 24, 2019)
15.4	Press Release dated July 2, 2019 (incorporated by reference to Exhibit 99.1 of our report on Form 6-K (file No. 001-38768) filed with the Securities and Exchange Commission on July 2, 2019)
15.5	Press Release dated July 24, 2019 (incorporated by reference to Exhibit 99.1 of our report on Form 6-K (file No. 001-38768) filed with the Securities and Exchange Commission on July 24, 2019)
15.6	Press Release dated August 28, 2019 (incorporated by reference to Exhibit 99.1 of our report on Form 6-K (file No. 001-38768) filed with the Securities and Exchange Commission on August 28, 2019)
15.7	Press Release dated October 29, 2019 (incorporated by reference to Exhibit 99.1 of our report on Form 6-K (file No. 001-38768) filed with the Securities and Exchange Commission on October 29, 2019)
101. INS*	XBRL Instance Document
101. SCH*	XBRL Taxonomy Extension Schema Document
101. CAL*	XBRL Taxonomy Calculation Linkbase Document
101. DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101. LAB*	XBRL Taxonomy Extension Label Linkbase Document
101. PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MDJM LTD

	By:	/s/ Siping Xu
Siping Xu
Chief Executive Officer,
Chairman of the Board of Directors

Date: April 28, 2020

MDJM LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MDJM LTD

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MDJM LTD and Subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases on January 1, 2019 due to the adoption of Accounting Standards Update 2016-02, Leases (Topic 842), as amended, using the modified retrospective approach.

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

New York, New York

April 28, 2020

MDJM LTD and Subsidiaries

Consolidated Balance Sheets

As of December 31,

	2019	2018
Assets

Current Assets
Cash and cash equivalents	$6,552,677	$6,692,557
Accounts receivable, net of allowance for doubtful accounts $10,774 and $49,963, respectively	2,155,158	1,767,804
Other receivables	69,977	38,701
Prepaid expenses	60,020	235,642
Prepaid income tax	-	3,620
Total Current Assets	8,837,832	8,738,324

Property and equipment, net	70,154	21,302

Other Assets
Deferred tax assets	33,440	135,471
Operating lease assets, net	391,871	-
Other receivable - long term	99,532	-
Total Other Assets	524,843	135,471

Total Assets	$9,432,829	$8,895,097

Liabilities and Equity

Current Liabilities:
Accounts payable and accrued liabilities	$460,690	$575,087
VAT and other taxes payable	107,662	137,695
Deferred income	26,429	-
Operating lease liabilities, current	91,737	-
Total Current Liabilities	686,518	712,782

Long-term operating lease liabilities	247,382	-

Total Liabilities	933,900	712,782

Equity:
Ordinary shares: 50,000,000 shares authorized, par value: $0.001 per share, 11,640,820 and 11,621,459 shares issued and outstanding as of December 31, 2019 and 2018, respectively	11,641	11,621
Additional paid in capital	6,734,681	6,664,295
Statutory reserve	262,954	232,542
Retained earnings	1,948,804	1,526,110
Accumulated other comprehensive loss	(280,345)	(229,587)
Total MDJM Ltd stockholders’ equity	8,677,735	8,204,981
Noncontrolling interest	(178,806)	(22,666)
Total Liabilities and Equity	$9,432,829	$8,895,097

The accompanying notes are an integral part of these consolidated financial statements.

MDJM LTD and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Years Ended December 31,

	2019	2018	2017
Revenue	$5,679,977	$2,408,448	$5,532,244

Operating Expenses:
Selling expenses	186,641	82,225	263,797
Payroll, payroll taxes and others	3,710,697	2,214,975	3,067,837
Professional fees	634,372	-	-
Operating leases expenses	184,802	141,959	115,615
Depreciation and amortization	15,180	12,575	7,232
Reduction for doubtful accounts, net	(38,883)	(146,174)	194,149
Other general and administrative	628,608	667,267	293,931
Total Operating Expenses	5,321,417	2,972,827	3,942,561

Income (loss) from Operations	358,560	(564,379)	1,589,683

Other income:
Gain (loss) on disposal of asset	1,705	-	(1,213)
Gain on foreign currency exchange	12,072	-	-
Loss on disposal of subsidiary	(4,970)	-	-
Interest income	30,662	26,565	32,112
Other income (expense)	2,707	-	(57,028)
Total other income	42,176	26,565	(26,129)

Income (loss) before income tax	400,736	(537,814)	1,563,554
Income tax	(101,372)	-	(396,552)
Net income (loss)	299,364	(537,814)	1,167,002
Net loss attributable to noncontrolling interest	(153,742)	(21,843)	-
Net income (loss) attributable to MDJM Ltd shareholders	$453,106	$(515,971)	$1,167,002

Net income (loss) per ordinary share attributable to MDJM Ltd shareholders	$0.04	$(0.05)	$0.11

Weighted-average shares outstanding, basic and diluted	11,640,661	10,400,408	10,380,000

Comprehensive income (loss):
Net income (loss)	$299,364	$(537,814)	$1,167,002
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustments	(53,156)	(170,344)	270,019
Total other comprehensive income (loss)	246,208	(708,158)	1,437,021
Comprehensive loss attributable to noncontrolling interest	(2,398)	(823)	-
Comprehensive income (loss) attributable to MDJM Ltd shareholders	$248,606	$(707,335)	$1,437,021

The accompanying notes are an integral part of these consolidated financial statements.

MDJM LTD and Subsidiaries

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2019 and 2018

	Ordinary Shares					Accumulated
	Number of Ordinary Shares	Amount of Ordinary Shares	Additional Paid in Capital	Statutory Reserve	Retained Earnings	Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance – December 31, 2016	10,380,000	$10,380	$2,562,057	$108,982	$998,639	$(330,085)	$-	$3,349,973
Comprehensive income:
Net income	-	-	-	123,560	1,043,442	-	-	1,167,002
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	-	-	-	-	-	270,019	-	270,019
Balance - December 31, 2017	10,380,000	10,380	2,562,057	232,542	2,042,081	(60,066)	-	4,786,994
Proceeds from initial public offering - December 26, 2018, net of offering costs of $2,103,816	1,241,459	1,241	4,102,238	-	-	-	-	4,103,479
Comprehensive loss:
Net loss	-	-	-	(515,971)	-	(21,843)	-	(537,814)
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	-	-	-	-	-	(169,521)	(823)	(170,344)
Balance - December 31, 2018	11,621,459	11,621	6,664,295	232,542	1,526,110	(229,587)	(22,666)	8,182,315
Proceeds from initial public offering - January 4, 2019, net of offering costs of $26,399	19,361	20	70,386	-	-	-	-	70,406
Comprehensive loss:
Net income	-	-	-	30,412	422,649	-	(153,742)	299,364
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	-	-	-	-	-	(50,758)	(2,398)	(53,156)
Balance - December 31, 2019	11,640,820	$11,641	$6,734,681	$262,954	$1,948,804	$(280,345)	$(178,806)	$8,498,929

The accompanying notes are an integral part of these consolidated financial statements.

MDJM LTD and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31,

	2019	2018	2017
Cash Flows from Operating Activities:
Net income (loss)	$299,364	$(537,814)	$1,167,002
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	15,180	12,575	7,232
(Reduction) increase of provision for doubtful accounts	(38,883)	(146,174)	194,149
Gain on foreign currency exchange	(12,072)	-	-
(Gain) loss on disposal of assets	(1,705)	-	1,213

Decrease in deferred tax assets	101,166	72,975	102,099
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivables	(374,592)	(83,189)	516,593
(Increase) decrease in other receivables	(4,630)	41,441	103,603
Decrease (increase) in prepaid expense	120,907	(150,273)	(297,392)
Decrease (increase) in prepaid income tax	3,605	(3,762)	-
(Decrease) increase in accounts payable and accrued expenses	(107,980)	131,876	(430,286)
(Decrease) increase in VAT and other tax payable	(28,518)	18,843	(50,753)
Increase in deferred income	26,657	-	-
Net Cash (Used in) Provided by Operating Activities	(1,501)	(643,502)	1,313,460

Cash Flows from Investing Activities:
Purchase of property and equipment	(66,354)	(1,215)	(19,659)
Advance made to deconsolidated subsidiary	(127,804)	-	-
Proceeds from disposal of asset	3,330	-	-
Net Cash Used in Investing Activities	(190,828)	(1,215)	(19,659)

Cash Flows from Financing Activities:
Proceeds from initial public offering - net of offering costs of $26,399, $2,103,816 and $0, respectively	70,406	4,103,479	-
Net Cash Provided by Financing Activities	70,406	4,103,479	-

Effect of exchange rate changes on cash and cash equivalents	(17,957)	116,055	161,593

Net (decrease) increase in cash and cash equivalents	(139,880)	3,574,817	1,455,394
Cash and cash equivalents - beginning of the year	6,692,557	3,117,740	1,662,346
Cash and cash equivalents - end of the year	$6,552,677	$6,692,557	$3,117,740

Supplemental Disclosure Cash Flow Information:
Cash paid for:
Interest	$-	$-	$-
Income taxes	$-	$271,817	$294,454

The accompanying notes are an integral part of these consolidated financial statements.

MDJM LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

MDJM LTD (the “Company” or “MDJM”) was incorporated on January 26, 2018, under the laws of the Cayman Islands as an exempted company under the name of MDJLEAD LTD. Effective on May 7, 2018, the Company changed its corporate name to MDJM LTD. The Company, through its consolidated variable interest entity (“VIE”), is principally engaged in providing end-to-end services in the life cycle of a residential real estate project, including primary real estate agency services, real estate consulting services, and training and evaluation with respect to primary agency sales services in the People’s Republic of China (the “PRC”). In addition, through subsidiaries of its VIE, the Company started providing tourism development services in 2018. The Company or MDJM, and its subsidiaries and consolidated VIE are also collectively referred to as the “Group.” The Company’s subsidiaries and consolidated VIE are also referred to as “Subsidiaries”.

MDJCC Limited (“MDJM Hong Kong”) was incorporated on February 9, 2018, under the laws of Hong Kong. MDJM owns 100% of the equity interests of MDJM Hong Kong.

Beijing Mingda Jiahe Technology Development Co., Ltd. (“Mingda Beijing”), is a limited liability company organized on March 9, 2018, under the laws of the PRC, a wholly-foreign owned entity (“WFOE”) and 100% owned by MDJM Hong Kong.

Tianjin Mingda Jiahe Real Estate Co., Ltd. (“Mingda Tianjin” or “VIE”), is a limited liability company organized on September 25, 2002 under the laws of the PRC.

The following table lists the wholly-owned subsidiaries and the consolidated VIE of the Company:

Name of the Company	Date of Incorporation	Place of Incorporation	Percentage of Ownership
MDJM Hong Kong	February 9, 2018	Hong Kong	100%
Mingda Beijing (WFOE)	March 9, 2018	PRC	100%
Mingda Tianjin (VIE)	September 25, 2002	PRC	VIE

VIE Arrangements

PRC regulations currently prohibit or restrict foreign ownership of companies that provide services in certain industries. To comply with these regulations, on April 28, 2018, Mingda Beijing entered into a series of contractual arrangements with Mingda Tianjin. These agreements provide Mingda Beiing effective control over and the ability to receive substantially all of the economic benefits of Mingda Tianjin.

Agreement That Transfers Economic Benefits of Mingda Tianjin

On April 28, 2018, Mingda Beijing entered into an “Exclusive Business Cooperation Agreement” (the “Business Agreement”) with Mingda Tianjin.  Pursuant to the Business Agreement, Mingda Beijing will provide a series of consulting and technical support services to Mingda Tianjin and is entitled to receive 100% of Mingda Tianjin’s net income after deduction of required PRC statutory reserve as a service fee. The service fee is paid annually or at any such time agreed by Mingda Beijing and Mingda Tianjin. The term of this Business Agreement is valid for 10 years upon execution of the agreement and may be extended or terminated prior to the expiration date at will by Mingda Beijing. Unless expressly provided by the Business Agreement, without prior written consent of Mingda Beijing, Mingda Tianjin may not engage any third party to provide the services offered by Mingda Beijing under the agreement.

Agreements That Provide Effective Control over Mingda Tianjin

On April 28, 2018, each of the shareholders of the Minda Tianjin entered into an “Exclusive Call Option Agreement” (the “Option Agreement”) with Mingda Beijing. Pursuant to the Option Agreements, each of the shareholders of Mingda Tianjin granted an irrevocable and unconditional option to Mingda Beijing or its designees to acquire all or part of such shareholder’s equity interests in Mingda Tianjin at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in Mingda Tianjin will be equal to the registered capital of Mingda Tianjin, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. The Option Agreements are valid for 10 years upon execution of the agreements and may be extended prior to the expiration date at will by Mingda Beijing.

On April 28, 2018, each of the shareholders of Mingda Tianjin also entered into an “Equity Pledge Agreement” (the “Pledge Agreements”) with Mingda Beijing. Pursuant to the Pledge Agreements, these shareholders pledged their respective equity interests in Mingda Tianjin to guarantee the performance of the obligations of Mingda Tianjin. Mingda Beijing, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the Pledge Agreements, each of the shareholders of Mingda Tianjin cannot transfer, sell, pledge, dispose of, or otherwise create any new encumbrance on their respective equity interests in Mingda Tianjin without the prior written consent of Mingda Beijing. The equity pledge right will expire when the exclusive business cooperation between Mingda Beijing and Mingda Tianjin is terminated and all service fees are paid. The equity pledges of Mingda Tianjin have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC.

Risks in relation to the VIE structure

The Company believes that Mingda Beijing’s contractual arrangements with Mingda Tianjin are in compliance with the PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and the interests of the shareholders of Mingda Tianjin may diverge from that of the Company and that may potentially increase the risk that they would seek to act inconsistently with the contractual terms, for example by influencing Mingda Tianjin not to pay the service fees when required to do so.

The Company’s ability to control Mingda Tianjin also depends on the power of attorney Mingda Beijing has to vote on all matters requiring shareholder approval in Mingda Tianjin. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Company may be subject to fines or other actions. The Company does not believe such actions would result in the liquidation or dissolution of the Company, Mingda Beijing, or Mingda Tianjin.

The Company, through its subsidiaries and the contractual arrangements, has (i) the power to direct the activities of Mingda Tianjin that most significantly affect the entity’s economic performance and (ii) the right to receive benefits from Mingda Tianjin. Accordingly, the Company is the primary beneficiary of Mingda Tianjin and has consolidated the financial results of Mingda Tianjin.

The accompanying consolidated financial statements present the historical financial position, results of operations, and cash flows of Mingda Tianjin and its subsidiaries, and adjusted for the effects of the corporate restructure as disclosed per above. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure (“Restructuring” or “Reorganization”) had been in existence throughout the periods presented (see Note 9 for the 10,380,000 ordinary shares of MDJM issued on January 26, 2018, in connection with the Reorganization).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The accompanying consolidated financial statements include the financial statements of Mingda Tianjin and its subsidiaries and branch offices. All significant inter-company accounts and transactions have been eliminated on consolidation.

The Group evaluates each of its interests in private companies to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (i) has power to direct the activities that most significantly affects the economic performance of the VIE, and (ii) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

Mingda Tianjin has the following branch offices and/or subsidiaries, which have been included in the accompanying consolidated financial statements:

Name of Branch Offices/Subsidiaries of Mingda Tianjin	Date of Formation	Place of Formation	Percentage of Ownership
Tianjin Mingda Jiahe Real Estate Co., Ltd. Yangzhou Branch	October 18, 2017	Yangzhou, China	N/A
Tianjin Mingdajiahe Real Estate Co., Ltd. Suzhou Branch	October 13, 2017	Suzhou, China	N/A
Tianjin Mingdajiahe Real Estate Co., Ltd. Chengdu Branch	June 24, 2019	Chengdu, China	N/A
Xishe (Tianjin) Business Management Co., Ltd.	October 20, 2017	Tianjin, China	100%
Xishe (Tianjin) Culture and Media Co., Ltd.	July 25, 2018	Tianjin, China	100%
Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd.	March 9, 2018	Tianjin, China	51%

To explore new business opportunity, the Group formed Xishe Jiayuan (Tianjin) Business Operation & Management Co. Ltd. (“Jiayuan”) on November 22, 2018. The Group owned a 70% controlling interest in Jiayuan. Jiayuang had no business activities in 2018. On September 30, 2019, the Group entered into a Share Transfer Agreement with Tianjin Jin Yong Tai Property Management Ltd. (“JYT”), the owner of the remaining 30% equity interest (the non-controlling interest) of Jiayuan. JYT was not a related party of the Group. Pursuant to the Share Transfer Agreement, the Group transferred its 70% ownership interest in Jiayuan to JYT. Accordingly, the results of operation of Jiayuan from January 1, 2019 to September 30, 2019, the date the Group lost control of Jiayuan, were included in the accompanying consolidation financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include useful lives and valuation of long-lived assets, allowance for doubtful accounts, assumptions related to the consolidation of entities in which the Group holds variable interests, and valuation allowance on deferred tax.

Reclassification of Financial Statement Accounts

Certain prior period amounts have been reclassified to conform with the current period presentation. These reclassifications have no effect on the previously reported financial position, results of operations, and cash flows.

Fair Value of Financial Instruments

The Company follows the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”). It clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date;

Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data; and

Level 3 - Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable, other receivables, prepaid expenses, prepaid income tax, deferred tax assets, accounts payable and accrued liabilities, income tax payable, and other taxes payable approximate their fair value based on the short-term maturity of these instruments.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less.

The Group maintains cash and cash equivalents with various commercial banks within the PRC. The Company has not experienced any losses in the bank accounts and believes it is not exposed to any risks on its cash held in PRC banks.

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

Classification	Estimated Useful Life
Office Equipment and Fixtures	3 or 5 years
Computers	3 or 5 years
Software	2 or 10 years
Vehicles	4 or 5 years

Revenue Recognition

The Group adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) effective January 1, 2018 by using the modified retrospective transition method. The adoption had no material impact on the Group’s consolidated financial statements and there was no adjustment to the beginning retained earnings on January 1, 2018.

The Group determines revenue recognition through the following five steps: (i) identification of the contract, or contracts, with a customer, (ii) identification of the performance obligations in the contract, (iii) determination of the transaction price, (iv) allocation of the transaction price to the performance obligations in the contract, and (v) recognition of revenue when, or as, it satisfies a performance obligation.

The Group’s service contracts typically include the terms of parties, services to be provided, service covered period, details of service fee calculation, and terms or conditions when services are to be paid. The performance obligation of the Group is clearly defined as to sale of real properties specified in the contracts. The performance obligation is satisfied when at the point of closing of the sales contract with each property buyer is completed and, when the developer received the proceeds from the sales (cash and/or bank loans). The commission fee is determined based on the total value of property sold multiplied by the commission rate agreed upon in the contracts. The commission rates vary among developers. The payment terms also vary with certain developers dividing the contracts into several phases and making payment when a phase has been completed. These variable considerations will not change the calculation of commission fee. The transaction price is determined based on the commission rate and properties sold.

The Group’s major revenue is commission fees from selling real estate properties. Commission revenue from property brokerage is recognized when: (i) the Group has completed its performance obligation to sell properties per contract, (ii) the property developer and the buyer completed a property sales transaction and the developer received full or partial amount of proceeds from the buyer or full payment from the banker if mortgaged, and (iii) the property developer granted confirmation to the Group to issue an invoice per contract. The Group recognizes revenue net of value added taxes (“VAT”).

The Group did not handle any monetary transactions nor act as an escrow intermediary between developers and buyers.

Certain sales contracts allow developers to withhold certain percentage of total commission for a certain period as a risk fund to cover potential damages caused by sales activities of the Group. In these circumstances, the Group will not determine that its performance obligations have been fulfilled until the withholding period has passed. Since the amount being withheld is the risk of loss from the sales transaction, the Group records the amount withheld by developers as deferred income and will recognize the income when the withholding period has passed and the amount withheld is confirmed by the developers.

Additionally, the Group provides consulting services to its clients, such as training, advertising and marketing. Revenue recognized from consulting is net of VAT. Revenue from consulting services was $155,217, $51,818, and $4,187 for the years ended December 31, 2019, 2018, and 2017, respectively.

Segment Information

The Group uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. All of the Group’s operations are considered by the chief operating decision maker to be aggregated in one reportable operating segment. Currently, all of the Group’s customers are in the PRC and major income is derived from commission-based service, which represented 97.1%, 97.4%, and 99.9% of total revenue in the years of 2019, 2018, and 2017, respectively, and minimal consulting and other services which represented 2.9%, 2.6%, and 0.1% of total revenue in the years of 2019, 2018, and 2017, respectively.

Through Mingda Tianjin and its three branch offices in Chengdu, Suzhou, and Yangzhou, the Group own and operate a primary real estate agency service business in the following local markets, Tianjin, Chengdu, Yangzhou, and Suzhou, which represent 83%, 5%, 9%, and 3% of total agency revenue for the year ended December 31, 2019, respectively, represent 95%, 0%, 4%, and 1% of total agency revenue for the year ended December 31, 2018, respectively, and 97%, 3%, 0%, and 0% of total agency revenue for the year ended December 2017, respectively.

Leases

ASC 842 requires the Group to determine whether a contract is a lease or contains a lease at the inception of the contract, considering all relevant facts and circumstances. A contract is a lease or contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration.

A lease is classified as a finance lease when the lease meets any of the following criteria: (i) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term, (ii) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (iii) the lease term is for the major part of the remaining economic life of the underlying asset, (iv) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all (90% or more) of the fair value of the underlying asset, or (v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease not classified as a finance lease is classified as an operating lease.

A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee should include payments to be made in optional periods only if the lessee is reasonably certain to exercise its option to extend the lease or not exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option.

The Group elected not to recognize on the balance sheet leases with terms of 12 months or less. The Group typically only includes the initial lease term in its assessment of a lease arrangement. Options to extend a lease are not included in the Group’s assessment unless there is reasonable certainty that the Group will renew.

Business Tax and Value Added Tax (“VAT”)

The PRC government implemented a VAT reform pilot program, which replaced the business tax with VAT. Since May 2016, the changes from business tax to VAT have been expanded to all other service sectors which used to be subject to business tax. The VAT rate applicable to subsidiaries and consolidated VIE of the Company is 6%. The Company accrues VAT payable when sales invoices are generated.

Deferred Offering Costs

Deferred offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public offering (“IPO”) of the Company’s ordinary shares .. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed. Deferred offering costs of $2,103,816 and $26,399 were charged to additional paid-in capital in connection with the Company’s IPO with its first closing and second closing completed on December 26, 2018 and January 4, 2019, respectively.

Marketing and Advertising Expenses

Marketing and advertising expenses consist primarily of marketing planning fees and advertisements expenses used for targeted property sales. The Group expenses all marketing and advertising costs as incurred and records these costs within “Selling expenses” on the consolidated statements of operations when incurred. The Group incurred marketing and advertising expenses of $79,535, $2,889, and $178,878 for the years ended December 31, 2019, 2018, and 2017, respectively.

Income Taxes

The Company’s subsidiary and VIE in the PRC are governed by the income tax laws of the PRC.

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

The Group only recognizes tax liabilities related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the Group recognizes the largest amount of tax liabilities that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. There were no such tax liabilities recognized in the accompanying consolidated financial statements. The Group records interest and penalties as a component of income tax expense. There were no such interest and penalties for the years ended December 31, 2019, 2018, and 2017, respectively.

Noncontrolling Interest

Noncontrolling interest is classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of the Company from the interest of noncontrolling interest holders. Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd. was 49% owned by nonrelated third parties as of December 31, 2019 and 2018, respectively.

Per Share Amounts

The Company computes per share amounts in accordance with ASC Topic 260 “Earnings per Share” (EPS), which requires presentation of basic and diluted EPS. Basic EPS is computed by dividing the net income (loss) available to holders of ordinary shares by the weighted-average number of ordinary shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earnings of the Company, if any. This is computed by dividing net earnings by the combination of dilutive ordinary share equivalents. There were no dilutive ordinary share equivalents as of December 31, 2019, 2018, and 2017, respectively. Accordingly, basic and diluted loss per share were the same.

	December 31, 2019	December 31, 2018	December 31, 2017
Numerator for earnings per share:
Net income (loss) attributable to the Company's shareholders	$453,106	$(515,971)	$1,167,002
Denominator for basic and diluted earnings per share:
Basic weighted average ordinary shares *	11,640,661	10,400,408	10,380,000
Per share amount
Per share - basic and diluted	$0.04	$(0.05)	$0.11

* Prior to the formation of MDJM, Mingda Tianjin issued 10,380,000 ordinary shares to its shareholders. Each shareholder of Mingda Tianjin was expected to receive MDJM’s share at a one-to-one ratio. On January 26, 2018, MDJM issued 10,380,000 ordinary shares to entities controlled by the shareholders of Mingda Tianjin. All references to numbers of ordinary shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis from the earliest period presented.

Comprehensive Income

The Company follows ASC 220-10, “Reporting Comprehensive Income,” which requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to shareholders.

Foreign Currency Translation

The functional currency of the Company is the Chinese Renminbi (“RMB”). The U.S. dollar is used as the reporting currency of the Group. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates, and revenue, expenses, gains, and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of changes in equity and consolidated statements of operations and comprehensive income (loss).

	December 31,	December 31,	December 31,
US$ Exchange Rate	2019	2018	2017
At end of the period - RMB	6.9668	6.8778	6.5075
Average rate for the period ended - RMB	6.9072	6.6187	6.7588

The financial records of certain of the Company’s subsidiaries and VIE are maintained in local currencies other than the U.S. dollar, such as RMB, which are their functional currencies. Transactions in other currencies are recorded at the rates of exchange prevailing when the transactions occur. Transaction gains and losses are recognized in the consolidated statements of operations and comprehensive income (loss). There were $12,072, $0, and $0 transaction gain recorded in the years ended December 31, 2019, 2018, and 2017, respectively.

Concentration Risk

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. All of the Company’s cash is maintained with state-owned banks within the PRC. Per PRC regulations, the maximum insured bank deposit amount is approximately $71,770 (RMB 500,000) for each financial institution. The Company’s total unprotected cash in bank amounted to $6,138,142 and $6,321,940, as of December 31, 2019 and 2018, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

Deconsolidation

In accordance with ASC 810-40, deconsolidation of a subsidiary occurs when: (a) some or all of the ownership interests of the subsidiary are sold resulting in the loss of a controlling financial interest; (b) a contractual agreement granting control of the subsidiary expires; (c) the subsidiary issues its shares to outsiders reducing the parent’s ownership interest resulting in the loss of a controlling financial interest; or (d) the subsidiary becomes subject to the control of a government, court, administrator or regulator.

The parent should recognize a gain or loss measured as the difference between: (a) the aggregate of: (i) the fair value of any consideration received, (ii) the fair value of any retained non-controlling interest, and (iii) the carrying amount of any non-controlling interest at the date the subsidiary is deconsolidated; and (b) the carrying amount of the subsidiary’s assets and liabilities.

A subsidiary should be deconsolidated from the date a controlling financial interest is lost and should also consider the equity components included in the non-controlling interest and the amounts previously recognized in accumulated other comprehensive income (loss), i.e. the foreign currency translation adjustment.

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” which outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers and supersedes and replaces nearly all existing U.S. GAAP revenue recognition guidance, including industry-specific guidance. The authoritative guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. The five steps are: (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; and (v) recognize revenue when or as each performance obligation is satisfied. The authoritative guidance applies to all contracts with customers except those that are within the scope of other topics in the FASB ASC. The adoption of Topic 606 had no material impact on the Group’s consolidated financial statements and there was no adjustment made to the beginning retained earnings on January 1, 2018.

On May 10, 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”), which clarifies the scope of modification accounting for share-based compensation arrangements by providing guidance on the types of changes to the terms and conditions of share-based compensation awards to which an entity would be required to apply modification accounting under ASC 718. ASU 2017-09 is effective for annual periods beginning after December 15, 2017. The adoption of this guidance had no material impact on the Group’s consolidated financial statements.

On February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. This update requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2018, with early application permitted. The Group adopted this new accounting standard effective January 1, 2019 on a modified retrospective basis and applied the new standard on leases through a cumulative-effect adjustment to the beginning retained earnings. The adoption of this authoritative guidance resulted in the recognition of operating lease assets and operating lease liabilities but did not have an impact on the Group’s consolidated operating results, beginning retained earnings, and cash flows.

In February 2018, the FASB issued ASU 2018-02, Income Statement-Reporting Comprehensive Income (Topic 220). This update provides companies with the option to reclassify stranded tax effects caused by the 2017 Tax Cuts and Jobs Act, or the 2017 Tax Act, from accumulated other comprehensive income to retained earnings. This standard is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The adoption of this standard had no material impact on the Group’s consolidated financial statements.

Recently Issued Accounting Pronouncements

The Group considers the applicability and impact of all ASUs. The ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on the Group’s consolidated financial position and/or results of operations.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Group is currently in the process of evaluating the impact of the adoption of ASU 2016-13 on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The objective of ASU 2018-13 is to improve the effectiveness of disclosures in the notes to the financial statements by removing, modifying, and adding certain fair value disclosure requirements to facilitate clear communication of the information required by generally accepted accounting principles. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 with early adoption permitted upon issuance of this ASU. The Group is currently evaluating the potential impact of this new guidance.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable and allowance for doubtful accounts consist of the following at December 31, 2019 and 2018:

	December 31,	December 31,
	2019	2018
Accounts receivable	$2,165,932	$1,817,767
Allowance for doubtful accounts	(10,774)	(49,963)
Accounts receivable, net	$2,155,158	$1,767,804

Accounts receivables are primarily due from the customers - real estate developers and are recognized and carried at the amount billed to a customer, net of allowance for doubtful accounts, which is an estimate for credit losses based on a review of all outstanding amounts on a periodic basis. The Company maintains an allowance for doubtful accounts which requires significant judgments by management. The Company establishes a provision for doubtful accounts receivable when there is objective evidence that the Company may not be able to collect the receivables when due. The allowance is based on management's best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on customers’ credit, business, financial status, payment history, and ongoing relationship, management makes conclusions on whether any balances outstanding at the end of each reporting period will be deemed uncollectible on an individual basis and on an aging trend analysis basis. Accounts receivable balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

As of December 31, 2019, the Group reserved $10,774 of allowance for doubtful accounts, which was 20% of the accounts receivable with age more than one year from two customers due to the collectability issues. As of December 31, 2018, the Group reserved $49,963 of allowance for doubtful accounts, which was 20% of the accounts receivable from two customers due to the collectability issues.

Major Customers

For the year ended December 31, 2019, the Group had three major customers (projects). Revenue from each of these customers was over 10% of its total revenue. Revenue from these top three customers represented approximately 58% of its total revenue, with 31%, 16%, and 11%, respectively, from Taida He Yue Hai, Ge Diao Ping Yuan, and Wanke Xi Lu. The accounts receivable from these three customers (projects) were $192,679, $185,216, and $377,276, respectively, as of December 31, 2019.

During the year ended December 31, 2018, the Group had four major customers (projects). Revenue from each of these customers was over 10% of its total revenue. Revenue from the Group’s top four customers represented approximately 76% of its total revenue, with 28%, 25%, 12%, and 11%, respectively, from Ge Diao Ping Yuan, Ping Yue Jian Nan, Zi Xi Tai, and Ge Diao Song Jian. The accounts receivable from these four customers were $230,803, $62,783, $67,969, and $120,080, respectively, as of December 31, 2018.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31,	December 31,
	2019	2018
Office Equipment and Fixtures	$71,258	$50,224
Software	17,242	17,465
Auto	44,110	32,636
Total Assets	132,610	100,325
Less accumulated depreciation	(62,456)	(79,023)
Net Assets	$70,154	$21,302

The Company sold its used auto to a third party in January 2019 and received proceeds of $3,330. The cost of $32,497 and accumulated depreciation of $30,872 were derecognized from the balance sheet. The Company recognized a gain of $1,705 from the sale for the year ended December 31, 2019.

For the years ended December 31, 2019, 2018, and 2017, depreciation expense was $15,180, $12,575, and $7,232, respectively.

NOTE 5 – INCOME TAX AND DEFERRED TAX ASSETS

The Company and its subsidiaries and VIE have no presence in the United States and does not conduct business in the United States, so no United States income tax is imposed upon the Company and its subsidiaries and VIE.

MDJM was incorporated under the laws of the Cayman Islands. Under the current laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

MDJM Hong Kong was incorporated under the laws of Hong Kong and is subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. MDJM Hong Kong did not have significant activities in Hong Kong in the years ended December 31, 2019, 2018, and 2017, respectively.

The Group conducts substantially all of its business through its VIE and subsidiaries of the VIE, the operating entities located in the PRC, and they are subject to PRC income taxes. The Group’s subsidiary and VIE in the PRC are subject to a 25% standard tax rate for the years ended December 31, 2019, 2018, and 2017, respectively.

The Group adopted ASC 740-10-25 Accounting for Uncertainty in Income Taxes and such adoption did not have any material impact on the accompanying consolidated financial statements. The Group through its Chinese subsidiary and VIE are principally engaged in the business located in the PRC and therefor, are subject to income taxes in the PRC. Tax regulations are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. All tax positions taken, or expected to be taken, continue to be more likely than not ultimately settled at the full amount claimed. The Company’s tax filings are subject to the PRC tax bureau’s examination for a period up to five years. The Company is not currently under any examination by the PRC tax bureau.

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

Significant components of the Company’s deferred tax assets are as follows at December 31, 2019 and 2018:

	2019	2018
Deferred tax items
Accounts receivable, net	$12,807	$49,963
Accrued expenses	112,954	162,089
Deferred income	26,429	64,153
Depreciation	(18,429)	-
Net operating loss carryforward	57,695	327,473
Total deferred items	191,456	603,678
Tax rate at	25%	25%
Deferred tax assets	47,864	150,920
Valuation allowance	(14,424)	(15,449)
Deferred tax assets, net	$33,440	$135,471

The provision for income taxes are summarized as follows:

	2019	2018	2017
Current	$206	$-	$338,194
Deferred tax adjustment	101,166	(134,454)	58,358
Change in valuation allowance	-	134,454	-
Total	$101,372	$-	$396,552

Reconciliation of the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2019, 2018, and 2017, respectively, are as follows:

	2019	2018	2017
Hong Kong statutory income tax rate	16.5%	16.5%	-
Valuation allowance recognized with respect to the loss in the Hong Kong Company	(16.5)%	(16.5)%	-
PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of income tax exemptions and reliefs in the PRC companies	0.0%	0.0%	0.0%
Effect of loss carryforward in the PRC companies	(24.9)%	(25.0)%	0.0%
Effect of non-deductible expenses in the PRC companies	0.0%	0.0%	0.4%
Effective rate	0.1%	0.0%	25.4%

Aggregate undistributed earnings of the Company’s subsidiary, VIE and VIE’s subsidiaries located in the PRC that are available for distribution at December 31, 2019 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Company that is outside of the PRC.

The Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of December 31, 2019 and 2018, the Company had not declared any dividends.

As of December 31, 2019 and 2018, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. As of December 31, 2019, income tax returns for the tax years ended December 31, 2015 through December 31, 2019 remained open for statutory examination by PRC tax authorities.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s consolidated financial statements as of December 31, 2019 and 2018. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next 12 months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $14,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2019 and 2018.

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following as of December 31, 2019 and 2018:

	2019	2018
Payroll and social security payable	$342,040	$334,734
Bonus payable	47,367	162,089
Other payables and accrued liabilities	71,283	78,264
Total Accounts Payable and Accrued Liabilities	$460,690	$575,087

NOTE 7 – VAT AND OTHER TAXES PAYABLE

VAT and other taxes payable consisted of the following as of December 31, 2019 and December 31, 2018:

	2019	2018
VAT payable	$107,146	$120,305
Surcharge and fees	312	15,114
Income tax payable	204	-
Other taxes	-	2,276
Total Other Taxes Payable	$107,662	$137,695

In May 2016, the business tax has been incorporated into VAT in China, which means there will be no more business or sales tax and accordingly some business operations previously taxed in the name of business tax will be taxed in the manner of VAT thereafter. The Company is subject to a 6% VAT for all of its commission income.

Surcharge and fees payable include urban maintenance and construction tax payable, additional education tax payable, and local education tax payable.

NOTE 8 - LEASES

The Group leases all of its offices under various non-cancelable lease agreements that expire on various dates through 2023. The Group evaluates contracts entered into to determine whether the contract involves the use of property which is either explicitly or implicitly identified in the contract. The Group evaluates whether it controls the use of the asset, which is determined by assessing whether it obtains substantially all economic benefits from the use of the asset, and whether it has the right to direct the use of the asset. If these criteria are met and the Group has identified a lease, it would be accounted for under the requirements of ASC 842.

Upon the possession of a leased asset, the Group determines its classification as an operating or finance lease. All of its real estate leases are classified as operating leases. The Group’s real estate leases have initial terms ranging from one to five years. Renewal options are generally not recognized as part of the right-of-use assets and lease liabilities as it is not reasonably certain at commencement date that the Group would exercise the options to extend the lease. The Group’s real estate leases typically provide for fixed minimum rent payments. For operating leases that include rent holidays and rent escalation clauses, the Group recognize lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property.

As of December 31, 2019, the Group had one long-term lease which became effective on January 1, 2019, and which will be expired on December 31, 2023. The Group used the Chinese bank long-term lending annual rate of 4.35% for a typical five years lease, in determining the present value of future lease payments. The same rate was used as the discount rate to measure the lease liability at January 1, 2019, the date of adoption.

For other leases with lease terms of 12 months or less, the Group made an election not to recognize lease assets and lease liabilities. The lease expense recognized for such leases is on a straight-line basis over the lease terms.

A summary of operating lease right-of-use assets and liabilities as of December 31, 2019 is as follows:

2019
Operating Lease Assets
Main office	$479,744
Total operating lease assets - initial measurement	479,744
Less: accumulated amortization	(87,873)
Operating Lease Assets, net	$391,871

Operating Lease Liabilities
Total operating lease liabilities - initial measurement	$479,744
Accrued interest	17,628
Payment to liabilities	(158,253)
Total operating lease liabilities	339,119
Less: operating lease liabilities, current	(91,737)
Long-term Operating Lease Liabilities	$247,382

As of December 31, 2019, future minimum lease payments for operating leases consisted of the following:

For the Years Ending December 31,	Operating Leases
2020	$105,502
2021	105,502
2022	105,502
2023	52,751
Total minimum payments	369,257
Less: imputed interest	(30,138)
Total operating lease liabilities	$339,119

NOTE 9 – STOCKHOLDERS’ EQUITY

Ordinary Shares

The Company is authorized to issue up to 50,000,000 ordinary shares, par value $0.001 per share. Prior to the formation of the Company, its VIE, Mingda Tianjin, issued 10,380,000 founders’ shares to its shareholders. Mr. Siping Xu, chief executive officer and chairman of the Company, currently owned 10,200,000 shares, or 88% of the outstanding ordinary shares.   In connection with the corporate restructuring and in anticipation of the IPO of the Company’s equity security, each shareholder of Mingda Tianjin received MDJM’s ordinary share at a one-to-one ratio. On January 26, 2018, MDJM issued 10,380,000 ordinary shares to entities controlled by the shareholders of Mingda Tianjin. All references to the numbers of ordinary shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect the issuance of 10,380,000 shares on a retrospective basis as if such shares were issued and outstanding throughout the periods presented.

Pursuant to a registration statement filed with the Securities and Exchange Commission (“SEC”) and declared effective by the SEC on November 13, 2018, the Company completed the first closing of its IPO on December 26, 2018. A total of 1,241,459 ordinary shares were sold at a price of $5 per share to the public at the first closing. The Company received a total of $6,207,295 in gross proceeds from its first closing of its IPO. In connection with this public offering, the Company incurred direct offering costs of $2,103,816, which included audit, legal, consulting, commission, and other expenses. Per ASC 505, the Company classified these direct offering costs in the equity section to offset additional paid in capital.

On January 4, 2019, the Company completed the second closing of its IPO. A total of 19,361 additional ordinary shares were issued at a price of $5 per share. The total proceeds of this second closing were $96,805. There was a total of $26,399 direct cost in connection with the second closing.

Underwriter Warrants

Pursuant to the Engagement Letter (defined below), the Company agreed to grant the underwriter of its IPO, Network 1 Financial Securities, Inc. (“NETW”), underwriter warrants equal to 10% of the total number of the Company’s ordinary shares being sold in the IPO, at the closing of the IPO. The underwriter’s warrants were non-exercisable for six months after the closing of the offering and will expire five years after the effective date of the registration statement. The underwriter’s warrants are exercisable at a price equal to 125% of $5, the public offering price in the IPO. The underwriter’s warrants are not redeemable. The underwriter’s warrants provide for cashless exercise and contain provisions for on demand registration of the sale of the underlying ordinary shares at the Company’s expense and unlimited “piggyback” registration rights for a period of five years after the closing of the IPO at the Company’s expense. The Company sold 1,241,459 and 19,361 ordinary shares at the closings of its IPO on December 26, 2018, and January 4, 2019, respectively. A total of 126,082 underwriter’s warrants were issued on January 4, 2019. Underwriter’s warrants were valued at $1.51 per warrant using Black-Scholes Model. A risk-free rate of 4.35% per annum and volatility of 35% were used in the Black-Scholes Model calculation. The total value of the underwriter warrants amounted to $190,384. The underwriter warrants were classified as equity and credit to paid-in capital account, which was offset by the same amount recorded as additional paid-in capital-underwriter cost.

NOTE 10 – NONCONTROLLING INTEREST

Noncontrolling interest are classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of the Company from the interest of noncontrolling interest holders. Xishe Xianglin (Tianjin) Business Operation & Management Co. Ltd. was 49% owned by nonrelated third parties as of December 31, 2019 and 2018, respectively.

Noncontrolling interest consists of following at December 31, 2019:

Amount
Noncontrolling interest at December 31, 2017	$-
Net loss attributable to noncontrolling interest	(21,843)
Foreign currency translation adjustment attributable to noncontrolling interest	(823)
Noncontrolling interest at December 31, 2018	(22,666)
Net loss attributable to noncontrolling interest	(153,742)
Foreign currency translation adjustment attributable to noncontrolling interest	(2,398)
Noncontrolling interest at December 31, 2019	$(178,806)

NOTE 11 - STATUTORY RESERVE

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). The statutory surplus reserve fund is non-discretionary other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of shares currently held by them, provided that the remaining statutory surplus reserve balance after such issuance is not less than 25% of the registered capital before the conversion.

The statutory reserve of Mingda Tianjin   amounted to $262,954 and $232,542 as of December 31, 2019 and 2018, respectively.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Country Risk

As the Group's principal operations are currently conducted in the PRC, it is subject to considerations and risks not typically associated with companies in North America and Western Europe. These risks include, among others, risks associated with the political, economic, and legal environments and foreign currency exchange limitations encountered in the PRC. The Group's results of operations may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, among other things.

In addition, all of the Group's transactions in the PRC are denominated in RMB, which must be converted into other currencies before remittance from the PRC. Both conversion of RMB into foreign currencies and remittance of foreign currencies abroad subject to the regulations of foreign currency governed by the PRC regulatory agents.

Service Contract

On July 16, 2018, the Company signed a two-year Investor Relations Agreement (the “IR Agreement”) with Ascent Investor Relations Inc. (“Ascent”). Pursuant to the IR Agreement, Ascent will act as an investor counsel and provide related services to MDJM from July 16, 2018, to July 15, 2020. As consideration, the Company will pay $4,140 per month to Ascent before being listed on the market of Nasdaq and $7,820 per month after being listed on the market of Nasdaq. Either party may terminate the IR Agreement by providing a written notice of termination for any reason at any time during the second year of the IR Agreement. On September 17, 2019, the Company gave a notice of termination to Ascent and the IR Agreement terminated on December 17, 2019.

On September 6, 2018, the Company signed an Engagement Letter (the “Engagement Letter”) with NETW. Pursuant to the Engagement Letter, the Company engaged NETW as the Company’s exclusive lead or managing underwriter and/or book runner and investment banker in connection with the sale of at least of $6,000,000 worth of the Company’s ordinary shares. The Company agreed to pay NETW an underwriting discount or spread of seven percent (7%) of the gross proceeds from investors introduced by NETW and five percent (5%) of the gross proceeds from investors introduced by the Company. NETW was also entitled to a corporate finance fee equal to two percent (2%) of the gross proceeds of the offering. The Company also agreed to reimburse NETW up to $75,000 out of pocket expenses related to the offering. The Engagement Letter expired on September 6, 2019.

Legal Proceeding

Except for the following disclosure, the Group is currently not a party to any litigation of which, if determined adversely to it, would individually or in the aggregate be reasonably expected to have a material adverse effect on its business, operating results, cash flows, or financial condition.

On January 3, 2018, Mingda Tianjin filed a civil complaint in Jizhou District People’s Court, Tianjin City (the “Jizhou Court”), alleging a breach of contract against Tianjin Huacheng Century Investment Co. Ltd. (the “Defendant”). Mingda Tianjin and the Defendant entered into a Sales Agency Service Contract on May 1, 2014, as supplemented on November 23, 2015, pursuant to which Mingda Tianjin was expected to provide sales agency services to the Defendant for real estate projects developed by the Defendant. Mingda Tianjin stated that it had performed its duty fully in accordance with the Sales Agency Service Contract and its accompanying agreements signed by both parties. However, since November 2015, the Defendant had defaulted on sales agency fees and retention fees earned by Mingda Tianjin pursuant to the Sales Agency Service Contract, for an aggregate amount of RMB2,792,854, approximately $429,700. Mingda Tianjin and the Defendant reached a civil mediation agreement as approved by the Jizhou Court by agreeing that the Defendant will pay Mingda Tianjin the sales agency fee by installments, with the first installment of RMB 500,000, approximately $76,900, due by or before February 9, 2018, the second installment of RMB1,146,427, approximately $176,400, due by or before October 31, 2018, and the third installment of RMB1,146,427, approximately $176,400, due by or before December 31, 2018.

The first installment of $76,900 was received in 2018. On January 9, 2019, the Company reached a settlement with the Defendant. The Defendant agreed to pay 90% of balance due, which equivalent to RMB 2,063,569, approximately $300,033, by January 10, 2019. The Company received a total of $300,033 (2,063,568 RMB) on January 10, 2019, and the case was closed.

On September 18, 2018, Mingda Tianjin filed a civil complaint in Binhai District People’s Court, Tianjin City (the “Binhai Court”), alleging a breach of contract against Tianjin Binhai Real Estate. Ltd. (“Tianjin Binhai”) and claimed $267,217 (RMB1,845,722) receivable for the service delivered to Tianjin Binhai. Pursuant to the judgement made by Binhai Court, Tianjin Binhai paid $251,387 (RMB1,736,378) in November 2018, and $15,265 (RMB105,437) on September 5, 2019. The case was closed.

NOTE 13 – RELATED PARTY TRANSACTIONS

On January 26, 2018, MDJM issued 10,380,000 ordinary shares to its beneficial owners, including some of its executive officers and directors indirectly, in connection with entering into the VIE contractual arrangements, in a private transaction under Cayman Island laws, with 10,200,000 ordinary shares issued to MDJH LTD, an entity 100% controlled by Siping Xu, MDJM’s CEO, chairman of the board, and director, 10,000 ordinary shares issued to CANDM LTD, an entity 100% controlled by Yang Li, MDJM’s director, and 10,000 ordinary shares issued to MNCC LTD, an entity 100% controlled by Mengnan Wang, MDJM’s CFO.

MDJM conducts real estate services business through Mingda Tianjin, a VIE that it controls through a series of contractual arrangements between its PRC subsidiary, Mingda Beijing, and Mingda Tianjin. The shareholders of Mingda Tianjin include but are not limited to MDJM’s principal shareholder, Mr. Siping Xu. Such contractual arrangements provide MDJM (i) the power to control Mingda Tianjin, (ii) the exposure or rights to variable returns from its involvement with Mingda Tianjin, and (iii) the ability to affect those returns through use of its power over Mingda Tianjin to affect the amount of its returns.

NOTE 14 – LOSS ON DISPOSAL OF SUBSIDIARY

To explore new business opportunity, the Group formed Jiayuan on November 22, 2018. The Group owned a 70% controlling interest in Jiayuan. Jiayuan had no activity in 2018.

On September 30, 2019, the Group entered into a Share Transfer Agreement with JYT, the owner of the remaining 30% equity interest (the non-controlling interest) in Jiayuan. JYT was not a related party of the Group. Pursuant to the Share Transfer Agreement, the Group transferred its 70% ownership interest in Jiayuan to JYT.

Yuan Zhang, the 100% owner of JYT, signed an Acquisition Agreement with the Group and agreed to pay a total of $143,538 (RMB1,000,000) to the Group in five installments over 35 months. The Group recorded the fair value of the note receivable of $126,712 as consideration for relinquishing its ownership interest in Jiayuan and settlement of obligations of Jiayuan to the Group. Thus, JYT became the 100% owner of Jiayuan immediately after September 30, 2019. The Group recorded a loss on disposal of subsidiary of $4,970. The Group had recorded its share of the operating loss of Jiayuan until the date of disposition, totaling $61,345. As Jiayuan had not commenced its planned rental operation as of the date of disposition, the Group concluded that Jiayuan was not a major line of business nor a major geographical area of operation of the reporting Group, and its disposal was not significant enough to be presented as discontinued operation.

The Group treated the $143,538 note receivable as a consideration from disposal of subsidiary. To determine the fair market value of the future payments, the Group used 5.75% as an annual discount rate, which consists of 4.75% Chinese benchmark business loan rate, plus 1% as a risk factor. The fair value of the future payments of $143,538 (RMB1,000,000) was assessed at $126,712 at September 30, 2019, the date when control is lost in Jiayuan. Total note receivable of $126,712 at December 31, 2019 consisted of $27,179, which included in “Other receivable” and $99,532 was presented under the caption of “Other receivable-long term” in the accompanying consolidated financial statements.

Yuan Zhang, the 100% owner of JYT, is not a related party of the Group. Pursuant to PRC laws, liability of an individual who entered into an agreement is unlimited and secured by his or her personal wealth. Repayment in full amount is expected in the future, and no allowance is considered necessary at December 31, 2019.

NOTE 15 - SUBDEQUENT EVENTS

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in Wuhan, China. The spread of this virus has caused business disruptions beginning in January 2020, including the closure of the majority of business on mainland China. In March 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic, which continues to spread throughout the world. The spread of COVID-19 has caused public health officials to recommend precautions to mitigate the spread of the virus, such as, cease traveling to non-essential jobs and curtail all unnecessary travel, and stay at home as much as possible. Because of the quarantines and travel restrictions mandated by the Chinese government, from the end of January to mid-March of 2020, many real estate projects the Group were promoting and selling were suspended, which adversely impacted its business during that period. However, because its operating income and earnings have historically been lower during the first quarter than other quarters due to the winter and the Chinese New Year holiday period, the Group believe this seasonality partially mitigated the adverse impact on its full-year operating results. Starting from the end of March 2020, the COVID-19 outbreak in China appeared to have slowed down and these real estate projects began to reopen. Although the Group believes its operations have resumed to the level before the COVID-19 outbreak as of April 2020 and even though the Group currently expects to continue the promotion and sales of real estate projects as it typically did, to the extent COVID-19 further impacts its promotion and sale of real estate projects, its financial condition, results of operations, and cash flows could be adversely affected.

On April 10, 2020, Mingda Tianjin filed a civil complaint in Hexi District People’s Court, Tianjin City (the “Hexi Court”), alleging a breach of contract against Tianjin Tian Fang Lishan Real Estate. Ltd. (“Tian Fang Lishan”). Mingda Tianjin entered into a Sales Agency Service Contract with Tian Fang Lishan and completed all the services under the contract. Mingda Tianjin claimed that Tian Fang Lishan owed unpaid service fee of $15,632 as of the filing date. The Hexi Court accepted the case on April 10, 2020. The case is ongoing.

NOTE 16 – RESTRICTED NET ASSETS OR PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

As of December 31, 2019, the Company’s operations are conducted through its PRC subsidiary and VIE, which can only pay dividends out of their retained earnings determined in accordance with the accounting standards and regulations in the PRC and after they have met the PRC requirements for appropriation to statutory reserve. In addition, a majority of the Company’s businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents, and signed contracts. These currency exchange control procedures imposed by the PRC government authorities may restrict the ability of the Company’s PRC subsidiary to transfer their net assets to MDJM LTD (the “Parent Company”) through loans, advances, or cash dividends.

Schedule I of Article 5-04 of Regulation S-X requires the condensed financial information of the parent company to be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of this test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of its consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company in the form of loans, advances or cash dividends without the consent of a third party. The restricted net assets of the Company’s PRC subsidiary amounted to approximately $5,967,000 and $4,969,000 as of December 31, 2019 and 2018, respectively.

The Company’s PRC subsidiary’ net assets as of December 31, 2019 and 2018 exceeded 25% of the Company’s consolidated net assets. Accordingly, Parent Company’s condensed financial statements have been prepared in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X, and are as follows.

MDJM LTD

CONDENSED BALANCE SHEETS

As of December 31,

	2019	2018
Assets
Cash	$4,995,834	$5,626,079

Prepaid expense	1,532	-
Current Assets	4,997,366	5,626,079

Investment in subsidiaries	4,621,653	4,144,076

Total Assets	$9,619,019	$9,770,155

Liabilities and Equity
Current liabilities	$550	$-
Due to subsidiaries	940,734	1,565,174
Total Liabilities	941,284	1,565,174

Equity:
Ordinary shares: 50,000,000 shares authorized, par value: $0.001 per share, 11,640,820 and 11,621,459 shares issued and outstanding as of December 31, 2019 and 2018, respectively	11,641	11,621
Additional paid in capital	6,734,681	6,664,295
Statutory reserve	262,954	232,542
Retained earnings	1,948,804	1,526,110
Accumulated other comprehensive loss	(280,345)	(229,587)
Total MDJM Ltd stockholders’ equity	8,677,753	8,204,981

Total Liabilities and Equity	$9,619,019	$9,770,155

MDJM LTD

CONDENSED STATEMENTS OF OPERATIONS AND COMPEREHENAIVE INCOME (LOSS)

For the Years Ended December 31,

	2019	2018
Revenue	$-	$-
Share of profit (loss) in subsidiaries	453,106	(515,971)
Start-up fees	-	42,574
Other general and administrative expenses	101,948	-
Total Operating Expenses	101,948	42,574
Income (loss) from operations	351,158	(558,545)
Interest income	26,719	-

Net Income (Loss)	$377,877	$(558,545)
Other comprehensive income (loss):
Foreign currency translation adjustments	(50,758)	(169,521)
Comprehensive income (loss)	$327,119	$(728,066)

*There were no operating activities in 2017 as MDJM LTD was incorporated in January 2018.

MDJM LTD

CONDENSED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31
	2019	2018
Net Cash Used in Operating Activities	$(76,211)	$(42,574)

Net Cash (Used in) Provided by Investing Activities	(624,440)	1,565,174

Net Cash Provided by Financing Activities	70,406	4,103,479

Net (decrease) increase in cash and cash equivalents	(630,245)	5,626,079
Cash and cash equivalents - beginning of the year	5,626,079	-
Cash and cash equivalents - end of the year	$4,995,834	$5,626,079

*There were no operating activities in 2017 as MDJM LTD was incorporated in January 2018.

Base of Preparation

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted. The Parent Company only financial information has been derived from the Group’s consolidated financial statements and should be read in conjunction with the Group’s consolidated financial statements.

The Company records its investment in its subsidiary under the equity method of accounting as prescribed in ASC 323-10 Investment-Equity Method and Joint Ventures. Such investments are presented on the balance sheets as “Investments in subsidiaries” and share of the subsidiaries’ profit or loss are shown as “Share of profit in subsidiaries” on the statements of operation.

Due from (to) subsidiaries

Due from (to) subsidiaries represented the fund advanced to subsidiaries or expenses paid by subsidiaries on behalf of parent Company. Due from (to) subsidiaries is interest free and due on demand. The Company and its subsidiaries were included in the accompanying consolidated financial statements where the inter-company balances and transactions were eliminated upon consolidation.

Initial Public Offering

Pursuant to a registration statement filed with the SEC and declared effective by the SEC on November 13, 2018, the Company completed the first closing of its IPO on December 26, 2018. A total of 1,241,459 ordinary shares were sold at a price of $5 per share to the public at the first closing. The Company received a total of $6,207,295 in gross proceeds from its first closing of its IPO. In connection with this public offering, the Company incurred direct offering costs of $2,103,816, which included audit, legal, consulting, commission, and other expenses. Per ASC 505, the Company classified these direct offering costs in the equity section to offset additional paid in capital.

On January 4, 2019, the Company completed the second closing of its IPO. A total of 19,361 additional ordinary shares were issued at a price of $5 per share. The total proceeds of this second closing were $96,805. There was a total of $26,399 direct cost in connection with the second closing.

