Form 20-F
period 2020-12-31
MDJM LTD
filed 2021-04-16
CIK 1741534

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

An aggregate of 11,675,216 Ordinary Shares, par value US$0.001 per share, as of April 16, 2021.

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

“We,” “us,” “our,” the “Company”, and the “Group” are to MDJM LTD (“MDJM”), a Cayman Islands company, and its Affiliated Entities, as the case may be. Unless the context otherwise requires, in this annual report on Form 20-F references to:

•	“Affiliated Entities” are to our subsidiaries and Mingda Tianjin (defined below) and its subsidiaries and branch offices;

•	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

•	“Exchange Act” are to the Securities Exchange Act of 1934;

•	“fiscal year” are to the period from January 1 to December 31 of the year;

•	“MDJH Hong Kong” are to our wholly owned subsidiary, MDJCC Limited, a Hong Kong corporation;

•	“MD UK” are to our wholly owned subsidiary, MD Local Global Limited, a United Kingdom company;

•	“Mingda Tianjin” or “Consolidated VIE” are to Mingda Jiahe (Tianjin) Stock Co., Ltd., a company organized under the laws of the PRC, formerly known as Tianjin Mingda Jiahe Real Estate Co. Ltd., which we control via a series of contractual arrangements between WFOE (defined below) and the shareholders of Mingda Tianjin;

•	“Ordinary Shares” are to the ordinary shares of MDJM, par value $0.001 per share;

•	“primary real estate market” are to the market for newly constructed and completed residential and commercial real properties, “primary real estate agency services” are to agency services provided for the primary real estate market, “secondary real estate market” are to the market for all residential and commercial real properties other than those for sale in the primary real estate market, and “secondary real estate brokerage services” are to brokerage services provided for the secondary real estate market;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002;

•	“Securities Act” are to the Securities Act of 1933, as amended;

•	“Securities Exchange Commission,” “SEC,” “Commission,” or similar terms are to the U.S. Securities Exchange Commission;

•	“UK” are to the United Kingdom;

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;

•	“U.S. GAAP” are to generally accepted accounting principles in the United States;

•	“VIE” are to variable interest entity;

•	“WFOE” are to Beijing Mingda Jiahe Technology Development Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by MDJH Hong Kong;

•	“Xishe” are to Xishe (Tianjin) Business Management Co. Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Mingda Tianjin;

•	“Xishe Media” are to Xishe (Tianjin) Culture and Media Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Xishe; and

•	“Xishe Xianglin” are to Xishe Xianglin (Tianjin) Business Operations & Management Co. Ltd., a limited liability company organized under the laws of the PRC, which is controlled by Xishe who holds 51% equity ownership, and Zhongcai Nongchuang (Beijing) Technology Co., Ltd., an unrelated third party to us, who holds 49% equity interest.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2020, 2019, and 2018. In this annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31,
US$ Exchange Rate	2020	2019	2018
At the end of the year - RMB	6.5378	6.9668	6.8778
Average rate for the year - RMB	6.9003	6.9072	6.6187

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The selected consolidated statements of operations data for the years ended December 31, 2020, 2019, and 2018, and balance sheet data as of December 31, 2020 and 2019 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of operations data for the years ended December 31, 2017 and 2016, and balance sheet data as of December 31, 2018, 2017, and 2016 have been derived from our audited consolidated financial statements not included in this annual report.

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

Selected Statements of Operations Information:

For the years ended December 31,	2020	2019	2018	2017	2016
Revenue	$5,868,725	$5,679,977	$2,408,448	$5,532,244	$5,302,030

Operating Expenses:
Selling expenses	95,207	186,641	82,225	263,797	424,824
Payroll, payroll taxes and others	4,668,507	3,710,697	2,214,975	3,067,837	3,580,791
Professional fees	404,850	634,372	-	-	-
Operating leases expenses	116,532	184,802	141,959	115,615	111,708
Depreciation and amortization	21,996	15,180	12,575	7,232	5,590
Provision (reduction) for doubtful accounts, net	3,786	(38,883)	(146,174)	194,149	-
Other general and administrative	316,989	628,608	667,267	293,931	305,810
Total Operating Expenses	5,627,867	5,321,417	2,972,827	3,942,561	4,428,723

Income (loss) from Operations	240,858	358,560	(564,379)	1,589,683	873,307

Other income:
Government grants	-	-	-	-	436,458
Gain on disposal of asset	-	1,705	-	-	-
(Loss) gain on foreign currency exchange	(31,109)	12,072	-	-	-
Loss on disposal of subsidiary	-	(4,970)	-	-	-
Interest income	68,701	30,662	26,565	32,112	19,015
Other income (expense)	8,343	2,707	-	(58,241)	-
Total other income	45,935	42,176	26,565	(26,129)	455,473

Income (loss) before income tax	286,793	400,736	(537,814)	1,563,554	1,328,780
Income tax	(32,900)	(101,372)	-	(396,552)	(332,230)
Net income (loss)	253,893	299,364	(537,814)	1,167,002	996,550
Net income (loss) attributable to noncontrolling interest	(4,146)	(153,742)	(21,843)	-
Net income (loss) attributable to MDJM Ltd ordinary shareholders	$258,039	$453,106	$(515,971)	$1,167,002	$996,550

Net income (loss) per ordinary share attributable to MDJM Ltd ordinary shareholders	$0.02	$0.04	$(0.05)	$0.11	$0.10

Weighted-average shares outstanding, basic and diluted	11,652,882	11,640,661	10,400,408	10,380,000	10,380,000

Comprehensive income (loss):
Net Income (loss)	$253,893	$299,364	$(537,814)	$1,167,002	$996,550
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustments	251,919	(53,156)	(170,344)	270,019	(210,781)
Total other comprehensive income (loss)	505,812	246,208	(708,158)	1,437,021	785,769
Comprehensive income (loss) attributable to non-controlling interest	9,132	(2,398)	(823)	-	-
Comprehensive income (loss) attributable to MDJM Ltd ordinary shareholders	$496,680	$248,606	$(707,335)	$1,437,021	$785,769

Selected Balance Sheets Information:

	As of December 31,
	2020	2019	2018	2017	2016
Assets

Current Assets
Cash, cash equivalents and restricted cash	$6,110,693	$6,552,677	$6,692,557	$3,117,740	$1,662,346
Accounts receivable, net of allowance for doubtful accounts $15,477, $10,774, $49,963, $201,647 and $0, respectively	4,062,343	2,155,158	1,767,804	1,633,550	2,222,491
Prepaid expenses	23,346	60,020	235,642	299,666	27,955
Prepaid income tax	-	-	3,620	-	303,090
Other receivables	92,168	69,977	38,701	83,053	67,312
Total Current Assets	10,288,550	8,837,832	8,738,324	5,134,009	4,283,194

Property and equipment, net	65,703	70,154	21,302	34,067	21,011

Other Assets
Deferred tax assets	24,890	33,440	135,471	217,402	-
Operating lease assets, net	319,828	391,871	-	-	-
Other receivable - long term	53,794	99,532	-	-	71,999
Total Other Assets	398,512	524,843	135,471	217,402	-

Total Assets	$10,752,765	$9,432,829	$8,895,097	$5,385,478	$4,376,204

Liabilities and Equity

Current Liabilities:
Accounts payable and accrued liabilities	$1,147,530	$460,690	$575,087	$473,685	$859,893
VAT and other taxes payable	207,352	107,662	137,695	124,799	166,338
Deferred income	18,780	26,429	-	-	-
Operating lease liabilities, current	102,056	91,737	-	-	-
Total Current Liabilities	1,475,718	686,518	712,782	598,484	1,026,231

Long-term operating lease liabilities	161,559	247,382	-	-	-

Total Liabilities	1,637,277	933,900	712,782	598,484	1,026,231

Equity:
Ordinary shares: 50,000,000 shares authorized, par value: $0.001 per share, 11,675,216, 11,640,820, 11,621,459, 10,380,000 and 10,380,000 shares issued and outstanding as of December 31, 2020, 2019, 2018, 2017 and 2016, respectively	11,675	11,641	11,621	10,380	10,380
Additional paid in capital	6,845,394	6,734,681	6,664,295	2,562,057	2,562,057
Statutory reserve	327,140	262,954	232,542	232,542	108,982
Retained earnings	2,142,657	1,948,804	1,526,110	2,042,081	998,639
Accumulated other comprehensive loss	(37,558)	(280,345)	(229,587)	(60,066)	(330,085)
Total MDJM Ltd stockholders’ equity	9,289,308	8,677,735	8,204,981	4,786,994	3,349,973
Noncontrolling interest	(173,820)	(178,806)	(22,666)	-	-
Total Liabilities and Equity	$10,752,765	$9,432,829	$8,895,097	$5,385,478	$4,376,204

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to our Business and Industry

Our business is susceptible to fluctuations in the real estate market of China.

We conduct our real estate services business primarily in China. Our business depends substantially on the conditions of the PRC real estate market. Demand for private residential real estate in China has grown rapidly in the recent decade but such growth is often coupled with volatility in market conditions and fluctuations in real estate prices. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political, and other factors, such as the COVID-19 outbreak. Over the years, governments at both national and local levels have announced and implemented various policies and measures aimed to regulate the real estate markets, in some cases to stimulate further development and more purchase of residential real estate units and in other cases to restrict these activities from growing too rapidly. These measures can affect real estate buyers’ eligibility to purchase additional units, their down payment requirements and financing, as well as availability of land to developers and their ability to obtain financing. These measures have affected and may continue to affect the conditions of the China’s real estate market and cause fluctuations in real estate pricing and transaction volume. See “—Our business may be materially and adversely affected by government measures aimed at China’s real estate industry.” Furthermore, there may be situations in which China’s real estate industry is so active that real estate developers see a reduced need for marketing initiatives and reduce their spending on such initiatives, which could potentially adversely affect our result of operations. To the extent fluctuations in the real estate market adversely affect real estate transaction volumes or prices, our financial condition and results of operations may be materially and adversely affected.

Our business may be materially and adversely affected by government measures aimed at China’s real estate industry.

The real estate industry in China is subject to government regulations, including measures that are intended to control real estate prices. Since January 2011, PRC governmental agencies have issued a number of restrictive rules on the real estate market, which include:

•	minimum down payments for the first self-use (non-rental) housing units under 90 square meters must be no less than 20% of the purchase price, and no less than 30% for units over 90 square meters;

•	minimum down payments for the second housing units must be no less than 40% of the purchase price, and the loan interest rate must be no less than 110% of benchmark lending interest rate;

•	all municipalities directly under the central government, all provincial capitals, and other cities where the local housing prices are deemed to be too high or to have risen too fast, are required to temporarily suspend the sale of housing units to families with registered local permanent residences that already own two or more housing units, families without registered local permanent residences that already own one or more housing units, and families without registered local permanent residences that cannot provide evidence of their local payment of taxes or social insurance premiums for a required period;

•	value-added tax is imposed and calculated on the full sales revenue for the sale of all housing units held for less than two years, and for Beijing, Shanghai, Guangzhou, and Shenzhen, on the difference between the sales revenue and the amount paid for the housing unit for the sale of non-ordinary housing units which were purchased two or more years ago, and for regions outside of Beijing, Shanghai, Guangzhou, and Shenzhen, no value-added tax for the sales of non-ordinary housing units which were purchased two or more years ago;

•	real estate property tax pilot projects were launched in Shanghai and Chongqing. Local regulations require a real property tax to be imposed on certain local housing units purchased on or after January 28, 2011, at a current tax rate of 0.6% in Shanghai and at a tax rate ranging from 0.5% to 1.2% in Chongqing; and

•	governments of most major cities are required to set up and make public their target for controlling the price of local, newly built, residential housing units for the current year within the first season. Accordingly, many cities, including Shanghai, Beijing, Chongqing, and Shenzhen, have started such exercise to announce their respective price control targets for each year since 2011.

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

Following the real estate boom in 2015 and 2016 when the PRC real estate market saw significant and steady property sale price increases, the PRC government urged local governments to adopt measures to stabilize the real estate market. In 2016 and 2017, the local governments of several cities in the PRC have implemented a series of measures designed to stabilize the growth of the property market on a more sustainable level. Such tightening measures have affected some of the cities where we operate, including Zhengzhou, Jinan, Suzhou, Chengdu, Tianjin, Beijing, and Changsha. In 2018, 2020, and 2021, certain local governments in the PRC further implemented measures to steady property sale price increases and stabilize the real estate market, such as Hainan which limited local residents from purchasing more than one residential property. Various rules have been enacted in cities where we operate, such as (1) in Chengdu, five years must pass before residents may transfer or sell newly purchased residential property; and (2) in Tianjin, the local government continue to emphasize the importance of stabilizing the local real estate market.

Such measures and policies by the government have caused a reduction in transactions in the real estate market. While these measures and policies remain in effect, they may continue to depress the real estate market, dissuade would-be purchasers from making purchases, reduce transaction volume, cause a decline in average selling prices, prevent developers from raising the capital they need, and increase developers’ costs to start new projects.

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

Our financial condition, results of operations, and cash flows may be adversely affected by public health epidemics, including the COVID-19 outbreak.

The COVID-19 outbreak caused business disruptions beginning in January 2020, including the closure of the majority of businesses in mainland China. In March 2020, the World Health Organization declared the COVID-19 outbreak as a global pandemic, which continues to spread throughout the world. Because of the quarantines and travel restrictions mandated by the Chinese government, from the end of January to mid-March of 2020, many real estate projects we were promoting and selling were suspended, which adversely impacted our business during that period. Starting from the end of March 2020, these real estate projects began to reopen. Although we were able to resume our normal operation since April 2020, the COVID-19 outbreak materially adversely affected our business operations and financial results for 2020, including but not limited to material negative impact on our total revenue, slower collection of accounts receivables, and additional allowance for doubtful accounts. Because of the significant uncertainties surrounding future development of the COVID-19 outbreak, we cannot reasonably estimate the full extent of the business disruption and the related financial impact at this time.

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

We plan to continue to expand our business into new geographical areas in China, such as first-tier, second-tier, and third-tier cities in the eastern seaboard area and central China. As China is a large and diverse market, consumer trends and demand may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China. When we enter new markets, we may face intense competition from companies with greater experience or an established presence in the targeted geographical areas or from other companies with similar expansion targets. In addition, our business model may not be successful in new and untested markets and markets with a different legal and business environment, such as Hong Kong and Macau. Therefore, we may not be able to grow our revenue in the new cities we enter into due to the substantial costs involved. Specifically, pursuant to the PRC laws, while real estate service companies are not required to obtain local government approval prior to commencement of operations, they shall make record-filing with the real estate regulatory authorities at the county level or above within 30 days after effecting the State Administration for Industry and Commerce (the “SAIC”) registration, and local governments may impose local regulations with respect to operation eligibility and record-filing deadlines for primary real estate agency service providers to comply with. Typically, local governments impose eligibility standards such as registered capital, minimum number of qualified real estate brokers and/or sales associates, and/or minimum size of the operating premises. For local governments requesting service providers to make record filings, there may be a filing deadline imposed, and if service providers do not comply, it may result in fines, penalties, and/or the suspension of operation. If we are not able to meet the operation eligibility requirements, or are not able to, when applicable, timely file with relevant local real estate regulatory authorities in markets we desire to expand to, we may be unable to execute our strategy of expanding into desired new geographical markets in China, which could have a material and adverse effect on our business and results of operations.

There is no guarantee that we will be able to win bids from real estate developers at a similar rate as we did in 2020, 2019, and 2018, if we are unable to maintain similar bid-winning rates as right now, our results of operations and prospects may be materially and adversely affected.

A substantial part of our revenue comes from our primary real estate agency services. Our ability to generate revenue from our primary real estate agency services depends on our successfully winning bids from real estate developers. In 2020, 2019, and 2018, we were able to win 50%, 61%, and 27% of the total bids we submitted, respectively. Our bid-winning rate in turn, depends on various factors such as the capability of our competitors, our ability to continue to deliver high-quality bidding plans. Additionally, the availability of bids also depends on the general economic environment and the general growth of the PRC real estate market. Although we have been able to maintain a healthy ratio of winning bids, there can be no assurance that we will be able to continue with the current success rate. As such, if we are unable to maintain or improve our bid-winning rates our results of operations and prospects may be materially and adversely affected.

There is no guarantee that we will be able to maintain our sales performance as we did in 2020, 2019, and 2018. In the event that our sales performance declines due to factors outside of our control or due to the deterioration of our performance, our results of operations and prospects may be materially and adversely affected.

A substantial part of our revenue comes from our primary real estate agency services. We generate revenue through commissions paid by our real estate developer clients. The commission payment plans depend on the total number of units for sale and the percentage of units we are able to sell. Our commission rate may be a fixed rate where, regardless of how many units we sell, we are paid at the same rate, or a progressive rate, where our commission rate varies with the number of units we are able to sell in a stated period. In 2020, 2019, and 2018, we were able to achieve an average commission rate of 1.01%, 0.94%, and 0.87% in our sales performance, respectively. Moreover, our sales performance depends on various factors, some of which are outside of our control, such as the appetite of prospective buyers for the specific real estate projects we are promoting and selling, general economic environment, and PRC government’s restrictive policies on real estate. Our sales performance will also decline if we fail to execute our selling and marketing plans effectively, which may materially and adversely affect our results of operations and prospects.

If we cannot manage our growth effectively and efficiently, our results of operations or profitability could be adversely affected.

Our revenue for the year ended December 31, 2020 was $5,868,725, an increase of $188,748, or 3.3%, from $5,679,977 in the same period of 2019. The increase of the revenue for 2020 was primarily due to the increase of our average commission rate in 2020. Our revenue for the year ended December 31, 2019 was $5,679,977, an increase of $3,271,529, or 136%, from $2,408,448 in the same period of 2018. The increase of the revenue for the year of 2019 was primarily attributed to our new projects acquired since 2018. While our revenue in 2018 was impacted by the tightening of the PRC policies on the real estate industry, we intend to continue to expand our services and operations. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological, and other resources. Our planned expansion will also place significant demands on us to maintain the quality of our services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative, and technological systems and our financial and management controls, and recruit, train, and retain additional qualified real estate service professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets and launch new business initiatives. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel, and integrate new expansion into our operations. As a result, our quality of service may deteriorate and our results of operations or profitability could be adversely affected.

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

While we are one of the largest real estate agency companies in Tianjin, and we are in the process of establishing our market positions in new markets such as Chengdu, Suzhou, and Yangzhou, our relative competitive position varies significantly by service type and there is no guarantee that we are able to achieve or maintain a leading position. We may not be able to continue competing effectively, maintain our current fee arrangements or margin levels, or ensure that we will not encounter increased competition.

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

Some of our competitors may have a broader national presence than us and may have a more established brand name recognition than us in major markets, and also may have more financial or other resources than us. Others may have smaller aggregate businesses than us, but may be more established and have greater market presence and brand name recognition on a local or regional basis. We are also subject to competition from other large national and international firms such as World Union Real Estate Consultancy (China) Ltd., Jones Lang LaSalle, Centaline Group, and SouFun Holdings Limited. These firms may have more financial or other resources than us. If we fail to compete effectively, our business operations and financial condition will suffer.

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

We generate a majority of our total revenue from services provided to real estate developers, and expect to continue to rely on real estate developers to generate a significant portion of our revenue for the foreseeable future. Revenue from our services to real estate developers typically are generated on a project-by-project basis. Each project may have several phases that in the aggregate, last for more than five years. Developers must first obtain sales permits and the timing of obtaining sales permits varies from project to project and is subject to uncertain and potentially lengthy delays as developers need to obtain a series of other permits and approvals related to the development before obtaining the sales permit. Additionally, whether future phases of a project will be constructed depend on a variety of factors such as the macroeconomic circumstances and the real estate market circumstances, as well as the sales performance of existing phases of a project. As such, there is no guarantee how much service revenue we may generate from each of our developer clients.

It is therefore difficult to predict the interval between the time we sign the agency agreements and the time we launch the sale for the projects. We recognize commission revenue from our primary real estate agency services upon achieving successful sale of an entire project or a phase of a project. “Successful sale,” as defined in individual contracts with our developer clients, depends on, among other things, the delivery of the down payment and some purchasers may not deliver the down payments on time. Certain projects may take longer to complete the sales and thus making it difficult for us to forecast revenue, which increases period-to-period fluctuations. For our independent training, we typically agree to a fixed fee arrangement conditional upon the completion of a project, or a monthly consulting fee payment. For some of our consulting projects in relation to real estate design, sales, and marketing strategy, land acquisition, and property development, we may agree to a fixed fee arrangement conditional upon the delivery of a final product, such as providing a market study report or sales and marketing strategy report, or a monthly consulting fee payment. Because such consulting projects may take anywhere from a month to a year to perform, the timing of recognizing revenue from such projects may cause fluctuations in our quarterly revenue and even our annual revenue. Furthermore, difficulty in predicting when these projects will begin and how long it will take for us to complete them makes it difficult for us to forecast revenue.

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

In light of the weakening in the property market in China, on March 30, 2015, the PBOC, the Ministry of Housing and Urban-Rural Development (the “MOHURD”), and CBRC jointly issued the Circular on Issues concerning Individual Residential Mortgage Policies in an effort to stimulate the market. The circular reduces the minimum down payment ratios from 30% to 20% for first home buyers who use the housing provident fund for their purchase and from 60% to 40% for second home buyers with outstanding mortgages who apply for another mortgage. In addition, the circular provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 30% for their purchase of a second house if all loans are settled on their first home. Further, on August 27, 2015, the MOHURD, the Ministry of Finance of the PRC (the “MOF”), and the PBOC jointly issued the Circular on Adjusting the Minimum Down Payment for the Purchase of Houses by Individuals on the Housing Provident Fund Loans, which provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 20% for their purchase of a second house if all loans are settled on their first home.

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

During the year ended December 31, 2020, revenue from our three major customers represented 29%, 16%, and 16% of our total revenue, respectively. Revenue derived from services we rendered to major clients (i.e., a client generating 10% or more of our revenue) for the years ended December 31, 2020, 2019 and 2018, accounted for approximately 61%, 58%, and 76%, respectively, of our total revenue. We do not have cooperation agreements or other partnership agreements with our top clients. In the future, we cannot guarantee that we will be able to win bids for primary agent sales services with real estate developers of similar calibers who would provide us with similar revenue, or require our services at the same level, or they may experience financial or other difficulties that prevent them from making timely delivery of their properties under development. Should these real estate developers terminate or substantially reduce their agency services contract with us and we fail to find alternative real estate developers to provide us with revenue-generating business, or if any of them fail to make timely delivery of their properties under development, our financial condition and results of operations may be materially and adversely affected.

We face long cycles to settle our accounts receivable and customer deposits, which could materially and adversely affect our results of operations.

As part of the industry practice, many of our developer clients elect to settle our commission and other service fees only upon the completion of the entire project or a phase of a project. Our working capital levels are therefore affected by the time lag between the time we actually make sales, bill our clients, and collect the funds owed to us. This also results in large accounts receivable balances. As of December 31, 2020 and 2019, our accounts receivable balances, net of allowance for doubtful accounts, were $4,062,343 and $2,155,158, respectively. Some of our developer clients require us to pay an upfront and refundable deposit as demonstration of our financial strength and commitment to provide high-quality service, and refund such deposits subject to certain pre-determined criteria at a date specified in the agency contracts. As of December 31, 2020 and 2019, we had no such deposit made to our client, respectively.

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

Our business could be materially and adversely affected by natural disasters, health epidemics, or other public safety concerns affecting the PRC, and particularly Tianjin, Chengdu, Suzhou, and Yangzhou. Natural disasters may give rise to severe interruptions to construction business and adversely affect our ability to provide services to clients. In recent years, there have been outbreaks of epidemics in China and globally, such as COVID-19, H1N1 flu, and avian flu. Our business operations could be disrupted by any of these epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. A prolonged outbreak of any of these illnesses or other adverse public health developments in China or elsewhere in the world could have a material adverse effect on our business operations.

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

Changes in China’s economic, political, social conditions or government policies could have a material adverse effect on our business and operations.

Almost all of our assets and operations are currently located in China. Accordingly, our business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, reduce demand for our services and weaken our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activities in China, which may adversely affect our business and operating results.

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

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past three decades has significantly increased the protection afforded to various forms of foreign or private-sector investment in China. Our PRC Affiliated Entities are subject to various PRC laws and regulations generally applicable to companies in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, however, the interpretations of many laws, regulations, and rules are not always uniform and enforcement of these laws, regulations, and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the prospectus based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are a company incorporated under the laws of the Cayman Islands, and we conduct almost all our operations in China and almost all of our assets are located in China. In addition, all our senior executive officers and directors reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the U.S. that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

The recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, RBSM LLP, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in New York, NY, and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor. However, the above recent developments may have added uncertainties to our listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us since we are an emerging growth company and substantial all of our operations are conducting in China.

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

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the currency of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rate between the RMB and U.S. dollar affect the value of our assets and the results of our operations in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Changes in the conversion rate between the U.S. dollar and the RMB will affect that amount of proceeds we will have available for our business.

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

If we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax (“EIT”) on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiary and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses, and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise,” any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our Ordinary Shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our Ordinary Shares.

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

All of our current revenue and net income are derived from Mingda Tianjin, and its subsidiaries and branch offices. We do not have an equity ownership interest in Mingda Tianjin but rely on contractual arrangements with Mingda Tianjin to control and operate its business and the business of its subsidiaries and branch offices. However, these contractual arrangements may not be effective in providing us with the necessary control over Mingda Tianjin and its operations. Any deficiency in these contractual arrangements may result in our loss of control over the management and operations of Mingda Tianjin, which will result in a significant loss in the value of an investment in our company. We rely on contractual rights through our VIE structure to effect control over and management of Mingda Tianjin and its subsidiaries and branch offices, which exposes us to the risk of potential breach of contract by the shareholders of Mingda Tianjin. In addition, as our chief executive officer Mr. Siping Xu owns 98.27% of Mingda Tianjin’s outstanding equity, it may be difficult for us to change our corporate structure if such shareholder refuses to cooperate with us.

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

In or around September 2011, various media sources reported that the China Securities Regulatory Commission (the “CSRC”) had prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with VIE structures that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher-level government authority or what any such report provides, or whether any new PRC laws or regulations relating to VIE structures will be adopted or what they would provide.

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

Risks Relating to Our Ordinary Shares and the Trading Market

Because we are a Cayman Islands company and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

We are incorporated in the Cayman Islands and conduct our operations in China. All of our assets are located outside of the United States. In addition, all of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

Since our chief executive officer owns 87.4% of our Ordinary Shares, he has the ability to elect directors and approve matters requiring shareholder approval by way of ordinary resolution or special resolution.

Mr. Siping Xu, our Chief Executive Officer and Chairman, is currently the beneficial owner of 10,200,000 shares, or 87.4% of our outstanding Ordinary Shares, which are directly held by MDJH LTD, an entity 100% owned by Mr. Xu. As result, Mr. Xu is able to exert significant voting influence over fundamental and significant corporate matters and transactions. He has the power to elect all directors and approve all matters requiring shareholder approval without the votes of any other shareholder. He has significant influence over a decision to enter into any corporate transaction and has the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Ordinary Shares.

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

This, however, is unlikely to affect market transactions of the Ordinary Shares held by our public shareholders. Since our Ordinary Shares are listed, the legal title to such Ordinary Shares and the registration details of those Ordinary Shares in the Company’s register of members remain with DTC/Cede & Co. All market transactions with respect to those Ordinary Shares are carried out without the need for any kind of registration by the directors, as the market transactions are all conducted through the DTC systems.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Act (Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s amended and restated articles of association. Our amended and restated articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 21 clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear-day notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third in nominal value of our total issued voting shares.

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

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. It is possible that, however, for our 2021 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Mingda Tianjin as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Mingda Tianjin, and as a result, we are treating Mingda Tianjin as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Therefore, the income and assets of Mingda Tianjin should be included in the determination of whether or not we are a PFIC in any taxable year. However, if we are not treated as owning Mingda Tianjin for United States federal income tax purposes, we would likely be treated as a PFIC.

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

On October 28, 2020, MD UK was incorporated pursuant to English laws. MDJM holds 100% of the equity interest in MD UK.

We operate our business through our VIE, Mingda Tianjin, and its subsidiaries and branch offices. Mingda Tianjin was established in 2002 as a limited company established pursuant to PRC laws, and began generating revenue in 2005. Since the inception of Mingda Tianjin, we have consolidated our business practice, consistently expanded our business operation beyond primary sales agency service to include stand-alone consulting services and more recently in 2016, launched independent third-party evaluation and training services, and deepened our expertise and connection first in our native Tianjin market and then in other prominent second-and third-tier cities such as Chengdu where we completed our first local project in 2014 and first registered Mingda Tianjin’s branch office (the “Chengdu Branch Office”) in 2019, Suzhou where we first registered Mingda Tianjin’s branch office (the “Suzhou Branch Office”) in 2017, and Yangzhou where we maintain an office and first registered Mingda Tianjin’s branch office (the “Yangzhou Branch Office”) in 2017. The Chengdu Branch Office, the Suzhou Branch Office, and the Yangzhou Branch Office are not independent legal entities from Mingda Tianjin. Each of the Chengdu Branch Office, the Suzhou Branch Office, and the Yangzhou Branch Office is established pursuant to the local regulations that require non-local enterprises engaged in real estate service operations to register branch offices in local jurisdictions. The Suzhou Branch Office and Yangzhou Branch Office both started generating revenue in January 2018, and the Chengdu Branch Office started generating revenue in July 2019. Through subsidiaries of Mingda Tianjin, namely Xishe, Xishe Xianglin, and Xishe Media, we launched tourism development services in 2018, to provide real estate marketing and planning services, real estate agency services, and advertisement planning services. In October 2020, we established MD UK in the United Kingdom. As of the date of this report, MD UK has not generated any revenue.

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

We could remain an emerging growth company until December 31, 2022, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenue exceed $1.07 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

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

B. Business Overview

Overview

Through our VIE, Mingda Tianjin, we are an emerging, integrated real estate services company in China. We primarily provide primary real estate agency services to our real estate developer clients, and provide, on an as-needed basis, real estate consulting services, and independent training services. Currently, our primary market is in the Tianjin Autonomous Municipality, one of the richest cities in the PRC, ranking seventh in the PRC based upon GDP per capita in 2020, according to China Statistical Yearbook. Since 2014, we have expanded our market presence to other first and second tier cities in China including Chengdu of Sichuan province, and Suzhou and Yangzhou of Jiangsu province.

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

Our primary real estate agency services offerings include providing primary agency sales services to residential real estate developers at any stages of the development and sale of a residential real estate project. Since our inception in 2002, we have been engaged in the sale of 70 unique residential real estate projects, with 52 projects reaching 100% sales completion status as of December 31, 2020. We typically serve large and mid-sized real estate developers, such as Ping An real estate Co., Ltd., China Vanke Co., Ltd., China Merchants Property Development Co. Ltd., the Municipal Government of Binhai, Tianjin Metro Resources Investment Co., Ltd., Jingrui Real Estate (Group) Co., Ltd. Tianjin Real Estate Development (Group) Co., Ltd. Tianjin Teda Development Co., Ltd., Tianjin City Investment Binhai Real Estate Management Co., Ltd., Chengdu Huashuo Real Estate Co., Ltd., Yunnan Hengcheng Real Estate Co., Ltd., Yangzhou Wanyun Construction Development Co., Ltd., Suzhou Eastern City Sunan Land Purchase Co., Ltd., Taida Xincheng (Chengdu) Real Estate Co., Ltd., or promising emerging local developers in the markets that we operate. We primarily generate revenue through sales commissions which are either fixed or progressive. We generated 98.2%, 97.1%, and 97.4% of our total revenue through our primary agency sales services in fiscal 2020, fiscal 2019, and fiscal 2018, respectively. We have traditionally provided exclusive primary agency sales services where we are the exclusive sales agent. While we expect the exclusive sales agent arrangements to continue to be the main part of our business, since 2016 we have strategically bid on and won real estate projects as co-sale agents, where we collaborate with other primary agency sales service providers to act as co-agents in a sale. In fiscal years 2020, 2019, and 2018, 37.46%, 22.26%, and 17.51%, respectively, of our revenue was derived from sales in real estate projects where we acted as co-agents providing primary agency sales services to our developer clients. We believe that co-sale opportunities allow us to tap into developer clients we have not previously collaborated, or who utilized their traditional primary sales agents.

We also provide, on an as-needed basis, real estate consulting services with respect to any stages or a combination of stages of the development and sale of a residential real estate project. Types of real estate consulting services that we are capable of providing include consulting, marketing strategy planning and strategy, and advertising services and sales strategies. We provide stand-alone real estate consulting services to clients based upon a consulting service plan we created that tailors to each client’s specific challenges and needs. We charge service fees based upon a monthly fixed charge, as well as a project completion fee in some circumstances. We generated 1.8%, 2.7%, and 2.2% of our total revenue through our consulting services in fiscal 2020, fiscal 2019, and fiscal 2018, respectively.

For our independent training services, we are engaged by existing or prior real estate developer clients to provide independent third-party training services to the primary agency sales agents the developers have engaged. We started a pilot project in 2016 for this service offering and began generating revenue in 2018. In this role, we strive to leverage our expertise and experience in researching and creating sales programs and strategies uniquely tailored to each project and establishing and operating a sales project from end to end to evaluate the performance of another sales team, and if needed, create sales strategy, training, and operating manuals for a sales team, as well as establishing the operating frameworks of a successfully-run sales program. Through our independent third-party training services, we intend to establish our reputation in new local markets which are key to our contemplated expansion on a national level. We generated $0, $4,704, and $9,058 revenue through our independent training services in fiscal 2020, fiscal 2019, and fiscal 2018, respectively.

Through subsidiaries of Mingda Tianjin, namely Xishe, Xishe Xianglin, and Xishe Media, we launched tourism development services in 2018, to provide real estate marketing and planning services, real estate agency services, and advertisement planning services. We started generating revenue in the second quarter of 2019 from tourism development services provided by Xishe Xianglin. We generated $ 0 and $49,169 revenue through tourism development services in fiscal 2020 and fiscal 2019, respectively.

We commenced our operations in 2002. Our revenue was $5,868,725, $5,679,977, and $2,408,448, for the years ended December 31, 2020, 2019, and 2018, respectively. Our net income (loss) was $253,893, $299,364, and $(537,814), for the years ended December 31, 2020, 2019, and 2018, respectively.

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

Exclusive Option Agreement

Under the Exclusive Option Agreement, the Mingda Tianjin Shareholders irrevocably granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Mingda Tianjin. The option price is equal to the capital paid in by the Mingda Tianjin Shareholders subject to any appraisal or restrictions required by applicable PRC laws and regulations. As of December 31, 2020, if WFOE exercised such option, the total option price that would be paid to all of the Mingda Tianjin Shareholders would be approximately $1,586,834, which is the aggregate registered capital of Mingda Tianjin. The option purchase price shall increase in case the Mingda Tianjin Shareholders make additional capital contributions to Mingda Tianjin, including when the registered capital is increased upon Mingda Tianjin receiving the proceeds from our initial public offering.

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

Growth Strategies

Our goal is to be the leading real estate services company and rural and suburban tourism development service provider in China, and to provide a wide range of services to meet the diverse and evolving needs of the real estate industry. The services we plan to provide include real estate marketing and planning services, real estate agency services, and advertisement planning services. We intend to execute the following strategies to achieve our goal:

•	Expand Geographic Reach and Enhance Brand Recognition. We plan to provide real estate services and open new sales offices in more cities in China. Our high-quality, deep expertise, and professionally recognized work have allowed us to leverage our independent training services to enter new local markets. We aim to strategically expand our operations to additional cities, covering second tier and third tier cities that are undergoing significant economic growth and real estate development growth but are lacking in professional real estate service providers. Our entrance into new geographic markets will be carried out systematically in response to our real estate developer clients’ needs and market opportunities. We intend to invest in the promotion of our brand when we enter into a new market and to leverage our brand to capture growth opportunities. We intend to hire and train local employees and sales associates who are socially connected to the local markets. By expanding into new markets, we aim to lay the foundation for a nationwide network of sales offices that can provide seamless quality services to our developer clients who operate on national as well as local and regional scales.

•	Further Grow Each Historical Segment of Business. We plan to further grow each historical segment of our business to maximize our revenue and profitability.

➢	Primary real estate agency services. We intend to strengthen our leading position by gaining greater market share in existing markets and capturing market shares in new geographic markets. Our objective is to become the most recognized real estate services company in each of the markets where we operate while expanding into additional second and third-tier cities steadily. We plan to continue to raise the awareness of our brand through our marketing efforts and grow our database of prospective buyers as we expand our geographic coverage, while deepening our network in each local market we operate in.

➢	Real estate consulting services. We intend to further capitalize on our strong research capability, leveraging the expertise of our market research and development center to provide tailored real estate consulting services to assist clients in real estate product development, marketing, and sales.

➢	Independent Third-party Training Services. We intend to further strengthen our leading position by devoting a portion of our resources to ensure the high quality of our services delivered to our clients.

•	Expand Service Offerings and Increase Cross-selling Opportunities. We offer a wide range of services across the primary real estate markets and the real estate consulting service market. As the real estate industry continues to grow and mature in China, we believe there are significant growth opportunities for new and innovative types of real estate services, and we plan to continuously evaluate new growth areas and expand our service offerings to capture opportunities in these areas as they arise and our need to diversify our revenue streams. For example, we are in the process of establishing new services where we oversee, manage, and build offline and online sales network and provide brand promotion services for various types of real estate related projects and non-real estate projects. We intend to conduct the aforementioned new services through subsidiaries of Mingda Tianjin, namely Xishe, Xishe Xianglin, and Xishe Media, by collaborating with the respective real estate developers, local governments that are promoting the relevant projects, and other service providers in the spaces. We intend to promote the cross-selling of our full range of existing and new services and the cross-utilization of our resources through enhanced coordination among different divisions while maintaining centralized management, thereby providing value-added services to our clients’ real estate development, marketing, and sales process. Specifically, the operations of Xishe, Xishe Xianglin, and Xishe Media are intended to provide tourism development services, to vigorously develop rural tourism, industrial tourism, culture tourism, and seniors and health tourism. We intend to design programs to promote the integrated development of the primary, secondary, and tertiary industries through tourism growth, and to improve the economy, both in efficiency and in quality, and development of the local regions and industries through tourism. We have entered into partnership for the development of tourism destinations with several local governments and intend to expand our geographical reach to Shandong and Jiangsu provinces. We expect our teams to land in more counties in the PRC and strive to create a highly visible demonstration of our business model under the guidance of the national development strategy, so that the advanced development concept take root through the whole country. Additionally, we strive to become a building, planning integrated platform for comprehensive capabilities such as design and operation, while studying the development path of the whole region in the major universities, combine scientific theory with the practical industry solutions, and integrate the industry-related resource industry into the assembly workshop of the whole country's tourism development.

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

Our principal business has traditionally been, and we expect will continue in the foreseeable future to be, providing primary real estate agency services. We derive substantially all of our primary real estate agency service revenue from gross commission income received serving as a broker or sales agent at the closing of real estate transactions. We provide primary real estate agency services to real estate developers of mainly residential properties. For the years ended December 31, 2020, 2019 and 2018, our average residential property broker commission rate was 1.01%, 0.94% and 0.87%, respectively, which represented the average/standard commission rate earned by primary sales agents in a home sale transaction.

Through Mingda Tianjin and its three branch offices in Chengdu, Suzhou, and Yangzhou, we own and operate a primary real estate agency service business in the following local markets, Tianjin, Chengdu, Yangzhou, and Suzhou, which represented 65%, 30%, 2%, and 3% of our agency revenue for the year ended December 31, 2020, respectively, represent 83%, 5%, 9%, and 3% of our agency revenue for the year ended December 31, 2019, respectively, and 95%, 0%, 4%, and 1% of our agency revenue for the year ended December 2018, respectively. Our Chengdu Branch Office commenced generating revenue in 2019. As of December 31, 2020, we had 174 employees, including 127 sales professionals serving in all of our four local markets.

From our inception in 2002 to December 31, 2020, we have been retained on 70 real estate projects from 56 real estate developers, and have completed the sale of 52 projects as of December 31, 2020. For the years ended December 31, 2020, 2019, and 2018, we completed the sale of 1,510 units, 1,960 units, and 620 units, respectively. The following table sets forth the total gross floor area (“GFA”) and value of properties sold for the periods indicated:

	For the Years Ended December 31,
	2020	2019	2018
Total GFA of new properties under contract (thousands of square meters)	178.03	186.97	86.53
Total value of contracts (millions of $)	667.46	612.47	273.57

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

In 2020, we renewed our primary real estate agency service contracts with Wanhe Huasheng Real Estate Co., Ltd., Wan An Jianchuang Real Estate Co., Ltd., Wanshun Jinan Real Estate Co., Ltd., Tianfang (Suzhou) Real Estate Co., Ltd., and Tianjin Jinbin Times Real Estate Investment Co., Ltd. In addition, we entered into primary real estate agency services contracts with Tianjin Taijin Real Estate Co., Ltd., Tianjin Tianwan Real Estate Brokerage Co., Ltd., Tianjin Wanan Caizhi Real Estate Co., Ltd., Tianjin TEDA Construction Group Co., Ltd., Tianjin Yuanqing Investment Co., Ltd., Tianjin Meiyin Real Estate Development Co., Ltd., and Tianjin Tianxiao Real Estate Development Co., Ltd.

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

Planning and Design Services

We provide project planning and design services, which includes concept and architectural design, budgeting, financial analysis, and projections. We believe careful planning is essential to control costs, quality, and timing of our projects.

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

We have a track record of rolling out attractive and differentiated projects that specifically cater to target buyers in each of the markets that we operate. In 2018, we successfully sold out three projects in Tianjin, as well as reduced inventory floor area for an additional 10 projects. In 2019, we successfully sold out three projects in Tianjin, as well as reduced inventory floor area for an additional 16 projects. In 2020, we successfully sold out four projects in Tianjin, as well as reduced inventory floor area for an additional 18 projects.

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

We had sold an aggregate of approximately 14.41 million square feet of primary properties with transaction value totaling approximately RMB 23.48 billion (US$3.59 billion) from 2014 to December 31, 2020 for real estate development projects in four cities in China, primarily in Tianjin. As of December 31, 2020, we had approximately 127 real estate sales professionals, including 114 sales agents and 13 sales associates, working for us as employees.

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

Real Estate Consulting Services

For clients who are not engaging us as their primary sales service providers, we are also able to offer the stand-alone real estate consulting services mentioned above. Our real estate consulting services are tailored to meet the needs of our clients at various stages of real estate project development and sales process, and with particular requests and needs. For our real estate developer clients, our services are designed to them formulate solutions to meet their specific needs, from research of the specific markets and prospective buyers, to services designed to facility large-scale development project sales transactions. Major types of our consulting services include (1) project consulting where we offer a variety of services to developers who have obtained land development rights, including project feasibility studies, analysis of the real estate transaction history of nearby development projects, marketing and advertising consulting, and development of comprehensive plans for their projects; (2) detailed operating and sales frameworks tailored to each real estate project that ensure high-quality execution of sales and marketing efforts, and the operation of the real estate sales office and post-closing services. Our clients include real estate developers, real estate design institutes and agencies, urban planning bureaus of various levels of governments, urban rail transportation companies, and urban infrastructure development companies. We leverage our deep expertise in each step of the process involved in the planning and sale of a real estate project, to provide insights and a detailed plan of execution for our clients. We also provide research analysis and reports such as feasibility analysis to our clients who have such needs. We typically charge a monthly fee for each project, as well as a project completion fee if needed. Revenue from consulting services was $103,140, $155,217, and $51,818 for the years ended December 31, 2020, 2019 and 2018, respectively.

Independent Training Services

For our independent training services, we are engaged by real estate developer clients to act as an independent third-party trainer to the primary agency sales agents the developers have engaged. We started a pilot project in 2016 for this service offering in response to a client’s engagement request, and began generating revenue in 2018 following our expansion into this service offering. Our third-party training services primarily relate to the sales and marketing aspect of a real estate project. In this respect, we have designed this service offering to leverage our deep expertise in each step of the process involved in the sales and marketing of a real estate project, to evaluate the overall framework and execution of plans of the sales agent team. Based upon our evaluation results, we would then formulate remedial plans or new plans, train the existing sales and operation team, and/or monitor their performances. We generated $4,704, and $9,058 revenue through our independent training services in fiscal 2019 and 2018, respectively. However, we did not generate any revenue in fiscal 2020 due to the restrictions on our operations as a result of the Covid-19 outbreak.

Tourism Development Services

Through the subsidiaries of Mingda Tianjin, namely Xishe, Xishe Xianglin, and Xishe Media, we are in the process of becoming a rural and suburban tourism development service provider in China. The services we provide include real estate marketing, branding and planning services, real estate agency services, and advertisement planning service. Through our tourism development services, we intend to develop rural tourism, industrial tourism, culture tourism, and seniors and health tourism. We intend to design programs to promote the integrated development of the primary, secondary, and tertiary industries through tourism growth. We have participated in thought leadership activities such as government investment promotion, government promotion meetings, and rural revitalization industry matchmaking meetings, and we believe we are considered as an integral part of the Xinnong Chuang project, a project to establish a nationwide tourism platform in rural areas of China.

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

Xishe Xianglin has entered into the following framework agreements and cooperation agreements regarding tourism planning and cooperative operation with local governments and other companies.

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

We generated $49,169 in revenue through tourism development service in fiscal 2019; however, due to the restrictions on our operations as a result of the Covid-19 outbreak, we did not generate any revenue in fiscal 2020.

Major Customers

Our customers are primarily real estate developers. We also serve real estate design institutes and agencies, urban planning bureaus of various levels of governments, urban rail transportation companies, and urban infrastructure development companies. We rely on our developer customers for our revenue generated from our services primarily as primary real estate sales provider.

For the year ended December 31, 2020, our top three customers, Taida Shang Qing Cheng, Ge Diao Ping Yuan, and Wanke Xi Lu, represented approximately 29%, 16%, and 16%, respectively, of our total revenue. The accounts receivable from these three customers (projects) were $1,851,254, $311,172, and $263,315, respectively, as of December 31, 2020.

For the year ended December 31, 2019, our top three customers represented approximately 58% of our total revenue, with 31%, 16%, and 11%, respectively, from Taida He Yue Hai, Ge Diao Ping Yuan, and Wanke Xi Lu. The accounts receivable from these three customers were $192,679, $185,216, and $377,276, respectively, as of December 31, 2019.

During the year ended December 31, 2018, our top four customers represented approximately 76% of our total revenue, with 28%, 25%, 12%, and 11%, respectively, from Ge Diao Ping Yuan, Pin Yue Jiang Nan, Zi Xi Tai, and Ge Diao Song Jian. The accounts receivable from these four customers were $230,803, $62,783, $67,969, and $120,080, respectively, as of December 31, 2018.

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

Legal Proceedings

Other than the following, we are not currently a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows, or financial condition.

On June 24, 2020, Mingda Tianjin filed a civil complaint in Hexi Court, alleging a breach of contract against Tianjin Pinyue Real Estate. Ltd. (“Tianjin Pinyue”). Mingda Tianjin claimed that Tianjin Pinyue owed unpaid service fee of $131,694 as of the filing date. The Hexi Court accepted the case and the case is in proceedings.

As of the date of this annual report, the Group had filed five civil complaints in Gusu District People’s Court, Suzhou City (the “Gusu Court”), alleging breach of contracts against Tianfang Suzhou Real Estate. Ltd. (“Tianfang SZ”) on five projects. The total amount claimed is $151,522 (RMB 990,618 translated at December 31, 2020 exchange rate). The cases are currently under review by the Gusu Court.

On March 3, 2021, the Group filed a civil complaint in Hongqiao District People’s Court, Tianjin City (the “Hongqiao Court”), alleging breach of contracts against Tianjin Chengkai Real Estate. Ltd. (“Chengkai”). The total amount claimed is $64,994 (RMB 424,918 translated at December 31, 2020 exchange rate). The case is currently under review by the Hongqiao Court.

Tax

Mingda Tianjin, the Yangzhou Branch Office, the Suzhou Branch Office, the Chengdu Branch Office, and Xishe, Xishe Media, Xishe Xianglin, as PRC entities, are subject to EIT according to applicable PRC tax rules and regulations. WFOE currently do not have any substantial operating activities, but once they do begin operation, will be subject to EIT according to applicable PRC tax rules and regulations.

PRC enterprises are required to prepay EIT on a monthly or quarterly basis and to file provisional EIT returns with the tax authorities within 15 days of the end of each quarter based on actual monthly or quarterly profits. Enterprises that have difficulty in paying monthly or quarterly tax based on actual monthly or quarterly profits may make payments based on the monthly or quarterly average taxable income in the preceding calendar year, or by any other methods approved by the relevant tax authorities. Mingda Tianjin, the Yangzhou Branch Office, the Suzhou Branch Office, the Chengdu Branch Office, Xishe, Xishe Media and Xishe Xianglin have filed all quarterly EIT returns based on actual quarterly profits since their inception.

Regulations

PRC Regulations

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

Regulations on Real Estate Service Related Activities

The principal regulations governing the real estate service industry in China are (i) the Law on Administration of the Urban Real Estate issued by the Standing Committee of National People’s Congress (“NPCSC”) in July 1994, last amended in 2019 pursuant to Chairman’s Order No. 72, and (ii) the Administrative Measures for Real Estate Brokerage jointly issued by the MHURD, the National Development and Reform Commission (the “NDRC”), and the Ministry of Human Resources & Social Security (“MOHRSS”) in 2010, and further amended on March 1, 2016 and effective as of April 1, 2016.

On May 28, 2020, the Third Session of the Thirteenth National People's Congress voted and passed the "Civil Code of the People's Republic of China" (“Civil Code”), which became effective on January 1, 2021. The property law, contract law, inheritance law, and tort liability law were compiled and updated in the Civil Code, which now serves as the legal basis for civil entities carrying out production and business activities.

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

Advertising Law of the People’s Republic of China, as amended in 2015 and 2018, and Interim Regulation of Real Estate Advertising, as published in 2015, set forth the regulations for real estate advertisements. Both state that real estate advertisements shall make truthful representations, with the total area of the apartment listed being specified as either building area or built-in building area. Furthermore, the advertisements shall not include any of the following: (1) making the promise that the property will appreciate in value or otherwise provide return on the investment; (2) indicating the location of the property using the traveling time to another specified property as a reference; (3) violating regulations concerning pricing; and (4) making misrepresentations on infrastructures, commercial centers, cultural and educational facilities that are still under planning or under construction.

Regulations on Foreign Investment

Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Guidance Catalog, which was promulgated and is amended from time to time by Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC. The Guidance Catalog lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. In addition, in June 2018 the MOFCOM and the NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, which became effective on July 28, 2018 and was further updated on June 30, 2019 and June 23, 2020.

Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, or the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC and the Wholly Foreign-invested Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of this Law.

The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. The Foreign Investment Law does not mention the relevant concept and regulatory regime of VIE structures. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises. Among others, the state guarantees that foreign-invested enterprises participate in the formulation of standards in an equal manner and that foreign-invested enterprises participate in government procurement activities through fair competition in accordance with the law. Further, the state shall not expropriate any foreign investment except under special circumstances. In special circumstances, the state may levy or expropriate the investment of foreign investors in accordance with the law for the needs of the public interest. The expropriation and requisition shall be conducted in accordance with legal procedures and timely and reasonable compensation shall be given. In carrying out business activities, foreign-invested enterprises shall comply with relevant provisions on labor protection.

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

The PRC Trademark Law, adopted in 1982 and last amended in 2019, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks.

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

Regulations on Loans to and Direct Investment in PRC Entities by Offshore Holding Companies

According to the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by the SAFE on September 24, 1997, last amended on November 29, 2020, and the Interim Provisions on the Management of Foreign Debts promulgated by the SAFE, the National Development and Reform Commission, and the Ministry of Finance and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, these foreign-invested enterprises must register with the local branches of the SAFE within 15 days from the date on which the loan agreements for the foreign debt are executed. In addition, the total amount of the accumulated foreign debt borrowed by a foreign-invested enterprise is not allowed to exceed the difference between the total investment and the registered capital of the foreign-invested enterprise. In addition, the total amount of accumulated foreign debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise. Total investment of a foreign-invested enterprise is the total amount of capital that can be used for the operation of the foreign-invested enterprise, as approved by MOFCOM or its local counterpart, and may be increased or decreased upon approval by MOFCOM or its local counterpart. Registered capital of a foreign-invested enterprise is the total amount of capital contributions made to the foreign-invested enterprise by its foreign holding company or owners, as approved by MOFCOM or its local counterpart and registered at the SAIC or its local counterpart.

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

A. Operating Results

Overview

Through our VIE, Mingda Tianjin, we are an emerging, integrated real estate services company in China. We primarily provide primary real estate agency services to our real estate developer clients, and provide, on an as-needed basis, real estate consulting services, and independent training services. Currently, our primary market is in the Tianjin Autonomous Municipality, one of the richest cities in the PRC, ranking seventh in the PRC in terms of GDP per capita in 2020. Since 2014, we have expanded our market presence to other first and second tier cities in China including Chengdu of Sichuan province, and Suzhou and Yangzhou of Jiangsu province. Through subsidiaries of Mingda Tianjin, namely Xishe, Xishe Xianglin, and Xishe Media, we are in the process of becoming a rural and suburban tourism development service provider in China. The services we provide include real estate marketing and planning services, real estate agency services, and advertisement planning service. Through our tourism development services, we intend to develop rural tourism, industrial tourism, culture tourism, and seniors and health tourism. We intend to design programs to promote the integrated development of the primary, secondary, and tertiary industries through tourism growth. We have participated in thought leadership activities such as government investment promotion, government promotion meetings and rural revitalization industry matchmaking meetings, and we believe we are considered as an integral part of the Xinnong Chuang project, a project to establish a nationwide tourism platform in rural areas of China.

Our primary real estate agency services offerings include providing primary agency sales services to residential real estate developers at any stages of the development and sale of a residential real estate project. Since our inception in 2002, we have been engaged in the sale of 70 unique residential real estate projects, with 52 projects reaching 100% sales completion status as of December 31, 2020. We typically serve large and mid-sized real estate developers, such as Ping An real estate Co., Ltd., China Vanke Co., Ltd., China Merchants Property Development Co. Ltd., the Municipal Government of Binhai, Tianjin Metro Resources Investment Co., Ltd., Jingrui Real Estate (Group) Co., Ltd. Tianjin Real Estate Development (Group) Co., Ltd. Tianjin Teda Development Co., Ltd., Tianjin City Investment Binhai Real Estate Management Co., Ltd., Chengdu Huashuo Real Estate Co., Ltd., Yunnan Hengcheng Real Estate Co., Ltd., Yangzhou Wanyun Construction Development Co., Ltd., Suzhou Eastern City Sunan Land Purchase Co., Ltd., Taida Xincheng (Chengdu) Real Estate Co., Ltd., or promising emerging local developers in the markets that we operate. We primarily generate revenue through sales commissions which are either fixed or progressive. We generated 98.2%, 97.1%, and 97.4% of our total revenue through our primary agency sales services in fiscal 2020, fiscal 2019, and fiscal 2018, respectively. We have traditionally provided exclusive primary agency sales services where we are the exclusive sales agent. While we expect the exclusive sales agent arrangement to continue to be the main part of our business, since 2016 we have strategically bid on and won real estate projects as co-sale agents, where we collaborate with other primary agency sales service providers to act as co-agents in a sale. In fiscal 2020, fiscal 2019, and fiscal 2018, 37.46%, 22.26%, and 17.51%, respectively, of our revenue was derived from sales in real estate projects where we acted as co-agents providing primary agency sales service to our developer clients. We believe that co-sale opportunities allow us to tap into developer clients we have not previously collaborated, or who utilized their traditional primary sales agents.

We also provide, on an as-needed basis, real estate consulting services with respect to any stages or a combination of stages of the development and sale of a residential real estate project. Types of real estate consulting services that we are capable of providing include consulting, marketing strategy planning and strategy, and advertising services and sales strategies. We provide stand-alone real estate consulting services to clients based upon a consulting service plan we created that tailors to each client’s specific challenges and needs. We charge service fees based upon a monthly fixed charge, as well as a project completion fee in some circumstances. We generated 2%, 3%, and 2% of our total revenue through our consulting services in fiscal 2020, fiscal 2019, and fiscal 2018, respectively.

For our independent training services, we are engaged by existing or prior real estate developer clients to provide independent third-party training services to the primary agency sales agents the developers have engaged. We started a pilot project in 2016 and began generating revenue in 2018. In this role, we strive to leverage our expertise in researching and creating sales programs and strategies uniquely tailored to each project and establishing and operating a sales project from end to end to evaluate the performance of another sales team, and if needed, create sales strategy, training and operating manuals for a sales team, as well as establishing the operating frameworks of a successfully-run sales program. Through our independent third-party training services, we intend to establish our reputation in new local markets, which are key to our contemplated expansion on a national level. We generated $0, $4,704, and $9,058 in revenue through our independent training services in fiscal 2020, fiscal 2019, and fiscal 2018, respectively.

Through Mingda Tianjin’s subsidiaries, namely Xishe, Xishe Xianglin, and Xishe Media, we launched tourism development services in 2018, to provide real estate marketing and planning services, real estate agency services, and advertisement planning services. We started generating revenue in the second quarter of 2019 from tourism development services provided by Xishe Xianglin. We generated $0 and $49,169 in revenue through tourism development service in fiscal 2020 and fiscal 2019, respectively.

We commenced our operations in 2002. Our revenue was $5,868,725, $5,679,977, and $2,408,448, for the years ended December 31, 2020, 2019, and 2018, respectively. Our net income (loss) was $253,893, $299,364, and $(537,814) for the years ended December 31, 2020, 2019, and 2018, respectively. The decrease in revenue and net income for the fiscal year ended December 31, 2018 was primarily attributed to the Chinese government’s tightening policies and regulations implemented on real estate market in China. The increase in revenue in 2020 was primarily attributed to a slight increase of our commission rate.

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

Taxation

The U.S. Tax Cuts and Jobs Act (the “2017 Act”) signed on December 22, 2017, may have changed the tax consequences to U.S. shareholders that own, or are considered to own, as a result of the attribution rules, 10% or more of the voting power or value of the stock of a non-U.S. corporation (a “10% U.S. shareholder”) under the U.S. Federal income tax law applicable to owners of U.S. controlled foreign corporations (“CFCs”). We do not believe any of our shareholders, or of our subsidiaries, were CFCs, and the 2017 Act had no impact for the years ended December 31, 2020, 2019, and 2018. We are an exempted company incorporated in the Cayman Islands and conduct our primary business operations through our Affiliated Entities in the PRC.

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

MDJH Hong Kong was incorporated in Hong Kong and does not conduct any substantial operations of its own. As such, under the Hong Kong tax laws, MDJH Hong Kong is exempted from income tax on its foreign-derived income and is not subject to withholding taxes on remittance of dividends. Since MDJH Hong Kong did not have any assessable profits for the years ended December 31, 2020 and 2019, no provision for Hong Kong profits tax has been made in the financial statements.

United Kingdom

A UK company will be subject to UK corporation tax on its income profits and capital profits. The rate of corporation tax for all companies is currently 19%. MD Local Global Limited (“MDJM UK”) was incorporated in the United Kingdom (“UK”) under the Companies Act 2006 as a private company on October 28, 2020, and it is registered in England and Wales. MDJM UK has not commenced its business in UK yet. There is no transaction be included in the consolidated financial statements.

China

Under the EIT Law, domestic enterprises and foreign-invested enterprises are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to tax holidays or exemptions.

Under the EIT Law, dividends paid by a foreign-invested enterprise to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by our PRC subsidiary to its offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by WFOE, our PRC subsidiary to the offshore parent entity located in Hong Kong, would be subject to a 5% withholding tax rather than the statutory rate of 10%, provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. Our effective income tax rate was 10.56%, 0.10%, and 0%, for the years ended December 31, 2020, 2019, and 2018, respectively. As a result, $22,720, $206, and $0 income tax were accrued for the years ended December 31, 2020, 2019, and 2018, respectively. Deferred tax adjustments of $10,180, $101,166 and $0 were recognized for the years ended December 31, 2020, 2019 and 2018, respectively.

Economic and Political Risks

Our operations are mainly conducted in the PRC. Accordingly, our business, financial conditions, and results are influenced by political, economic, and legal environment of the PRC.

Our results may be affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, industry production regulations and guidance, anti-inflationary measures, currency conversions, remittances abroad, and rates and methods of taxation, among other things.

Critical Accounting Policies, Estimates, and Judgments

Basis of consolidation

The Company’s consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and the subsidiaries and branch offices of the VIE.  All significant inter-company accounts and transactions have been eliminated on consolidation.

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

Mingda Tianjin has the following branch offices and/or subsidiaries, which have been included in the accompanying consolidated financial statements:

Name of the Subsidiaries Owned by VIEs	Date of Formation	Place of Formation	Percentage of Ownership
Tianjin Mingda Jiahe Real Estate Co., Ltd. Yangzhou Branch	October 18, 2017	Yangzhou, China	N/A
Tianjin Mingdajiahe Real Estate Co., Ltd. Suzhou Branch	October 13, 2017	Suzhou, China	N/A
Tianjin Mingdajiahe Real Estate Co., Ltd. Chengdu Branch	June 24, 2019	Chengdu, China	N/A
Xishe (Tianjin) Business Management Co., Ltd.	October 20, 2017	Tianjin, China	100%
Xishe (Tianjin) Culture and Media Co., Ltd.	July 25, 2018	Tianjin, China	100%
Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd.	March 9, 2018	Tianjin, China	51%

Use of Estimates

The preparation these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include useful lives and valuation of long-lived assets, allowance for doubtful accounts, assumptions related to the consolidation of entities in which the Group holds variable interests, and valuation allowance on deferred tax.

Reclassification of Financial Statement Accounts

Certain prior period amounts have been reclassified to conform with the current period presentation. These reclassifications have no effect on the previously reported financial position, results of operations and cash flows.

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

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less.

The Group maintains cash and cash equivalents with various commercial banks within the PRC. The Company has not experienced any losses in the bank accounts and believes it is not exposed to any risks on its cash held in PRC banks. The Group has no restricted cash held in bank as of December 31, 2020 and 2019, respectively.

Cash in PRC may not be freely transferable to and or out of PRC because of exchange control regulations or other reasons. Such restricted cash amounted to $1,134,166 and $1,556,834 as of December 31, 2020 and 2019, respectively.

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

Classification	Estimated Useful Life
Office Equipment and Fixtures	3 or 5 years
Computers	3 years
Software	2 or 10 years
Vehicles	4 years

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

The Group did not handle any monetary transactions nor act as an escrow intermediary between the developers and the buyers.

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

Additionally, the Group provides consulting services to its clients, such as training, design   and marketing. Revenue recognized from consulting is net of VAT. Revenue from consulting services was $103,140, $155,217 and $51,818 for the years ended December 31, 2020, 2019 and 2018, respectively.

Segment Information

The Group uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. All of the Group’s operations are considered by the chief operating decision maker to be aggregated in one reportable operating segment. Currently, all of the Group’s customers are in the PRC and major income is derived from commission-based service, which represented 98.2%, 97.1% and 97.4% of total revenue for the years ended December 31, 2020, 2019 and 2018, respectively, and minimal consulting and other services which represented 1.8%, 2.9% and 2.6% of total revenue for the years ended December 31, 2020, 2019 and 2018, respectively.

Through Mingda Tianjin and its three branch offices in Chengdu, Suzhou, and Yangzhou, the Group owns and operates a primary real estate agency service business in the following local markets, Tianjin, Chengdu, Suzhou and Yangzhou, which represent 65%, 30%, 3%, and 2% of total agency revenue for the year ended December 31, 2020, respectively, represent 83%, 5%, 9%, and 3% of total agency revenue for the year ended December 31, 2019, respectively, and represent 95%, 0%, 4%, and 1% of total agency revenue for the year ended December 31, 2018, respectively,

Leases

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

Business Tax and Value Added Tax (“VAT”)

The PRC government implemented a VAT reform pilot program, which replaced the business tax with VAT. Since May 2016, the changes from business tax to VAT have been expanded to all other service sectors which used to be subject to business tax. The VAT rate applicable to subsidiaries and consolidated VIE of the Company is 6%. The Company accrues VAT payable when revenue is recognized.

Deferred Offering Costs

Deferred offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public offering (“IPO”) of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

Marketing and Advertising Expenses

Marketing and advertising expenses consist primarily of marketing planning fees and advertisements expenses used for targeted property sales. The Group expenses all marketing and advertising costs as incurred and records these costs within “Selling expenses” on the consolidated statements of operations when incurred. The Group incurred marketing and advertising expenses of $42,493, $79,535, and $2,889 for the years ended December 31, 2020, 2019, and 2018, respectively.

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

The Group only recognizes tax liabilities related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the Group recognizes the largest amount of tax liabilities that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. There were no such tax liabilities recognized in the accompanying consolidated financial statements. The Group records interest and penalties as a component of income tax expense. There were no such interest and penalties as of December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018, respectively.

Non-Controlling Interest

Noncontrolling interest is classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of the Company from the interest of the noncontrolling interest holder. Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd. was 49% owned by an unrelated third party as of December 31, 2020 and 2019, respectively.

Per Share Amounts

The Company computes per share amounts in accordance with ASC Topic 260 “Earnings per Share” (EPS), which requires presentation of basic and diluted EPS. Basic EPS is computed by dividing the net income (loss) available to holders of ordinary shares by the weighted-average number of ordinary shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earnings of the Company, if any. This is computed by dividing net earnings by the combination of dilutive ordinary share equivalents. There were no dilutive ordinary share equivalents as of December 31, 2020, 2019 and 2018, respectively. Accordingly, basic and diluted loss per share were the same.

	December 31, 2020	December 31, 2019	December 31, 2018
Numerator for earnings per share:
Net income (loss) attributable to the Company's ordinary shareholders	$258,039	$453,106	$(515,971)
Denominator for basic and diluted earnings per share:
Basic and weighted average ordinary shares	11,652,882	11,640,661	10,400,408
Per share amount
Per share - basic and diluted	$0.02	$0.04	$(0.05)

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

Foreign Currency Translation

The functional currency of the Company is the Chinese Renminbi (“RMB”). The U.S. dollar is used as the reporting currency of the Group. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates, and revenue, expenses, gains, and losses, and cash flows are translated using the average rate for the year. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of changes in equity and consolidated statements of operations and comprehensive income (loss).

	December 31,	December 31,	December 31,
US Dollar Exchange Rate	2020	2019	2018
At end of the period - RMB	6.5378	6.9668	6.8778
Average rate for the period ended - RMB	6.9003	6.9072	6.6187

The financial records of certain of the Company’s subsidiaries and VIE are maintained in local currencies other than the U.S. dollar, such as RMB, which are their functional currencies. Transactions in other currencies are recorded at the rates of exchange prevailing when the transactions occur. Transaction gains and losses are recognized in the consolidated statements of operations and comprehensive income (loss). There were $(31,109), $12,072, and $0 transaction (loss) gain recorded for the years ended December 31, 2020, 2019, and 2018 respectively.

Concentration Risk

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. All of the Company’s cash is maintained with state-owned banks within the PRC. Per PRC regulations, the maximum insured bank deposit amount is approximately $76,500 (RMB 500,000 at December 31, 2020 exchange rate) for each depositor. The Company’s total unprotected cash in bank amounted to approximately $5,821,000 and $6,138,000, as of December 31, 2020 and 2019, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

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

Recently Adopted Accounting Pronouncements

On February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. This update requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2018, with early application permitted. The Group adopted this new accounting standard effective January 1, 2019. The adoption of this authoritative guidance resulted in the recognition of operating lease assets and operating lease liabilities. The adoption of this authoritative guidance had no impact on the Group’s consolidated operating results, beginning retained earnings, and cash flows since the lease commenced on January 1, 2019.

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

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, excluding entities eligible to be smaller reporting company. For all other entities, the requirements are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. ASU 2016-13 has been amended by ASU 2019-04, ASU 2019-05, and ASU 2019-11. For entities that have not yet adopted ASU No. 2016-13, the effective dates and transition methodology for ASU 2019-04, ASU 2019-05, and ASU 2019-11 are the same as the effective dates and transition methodology in ASU 2016-13. The Group did not adopt this standard yet due to the status of smaller reporting company. The Group plans to adopt this standard for the year beginning January 1, 2023. We do not expect the adoption of this standard will have material impact on the Group’s consolidated financial statements.

In December 2019, the FASB issued Accounting Standards Update 2019-12-Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU summarizes the FASB’s recently issued Accounting Standards Update (ASU) No. 2019-12, simplifying the Accounting for Income Taxes. The ASU enhances and simplifies various aspects of the income tax accounting guidance in ASC 740. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. We do not expect the adoption of this ASU to have a material effect on our consolidated financial statements.

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

RESULTS OF OPERATIONS

Comparison of Results of Operations for the Years Ended December 31, 2020 and 2019

Revenues

	2020	2019	Change in $	Change in %
Revenue	$5,868,725	$5,679,977	$188,748	3%

Our revenue for the year ended December 31, 2020 was $5,868,725, an increase of $188,748, or 3% from $5,679,977 in 2019. The increase of the revenue for 2020 was primarily attributed to the improvement of our commission rate in 2020. Our average agent commission rate increased by approximately 7% to 1.01% from 0.94% in 2019.

As of December 31, 2020, we were engaged on a total of 18 projects. Among these projects, 10 projects were carried over from 2019, and 8 projects were signed in 2020.

The following table summarizes our signed sales contract in square meters and contracted sales value of real estate projects, for the years ended December 31, 2020 and 2019, respectively.

	2020	2019
Signed sales contract in square meters	178,025	186,971
Signed sales value of real estate projects - RMB	4,363,735,138	4,266,950,916
Exchange rate at year end	6.5378	6.9668
Signed sales value of real estate projects - US$	$667,462,317	$612,469,271

At December 31, 2020 and 2019, we had the following outstanding sales contract in square meters, contracted sales value of real estate projects, and estimated commission income from these outstanding contracts.

	2020	2019
Signed sales contract in square meters	411,817	316,699
Signed sales value of real estate projects - RMB	10,110,394,934	7,704,915,623
Exchange rate at year end	6.5378	6.9668
Signed sales value of real estate projects - US$	$1,546,452,160	$1,105,947,583
Estimated average commission rate	0.96%	0.94%
Estimated commission income	$14,857,426	$10,393,408

If all of our current outstanding projects were to be completed, our estimated revenue from such projects would be approximately $15 million based on contracted commission rates. However, since a project will normally take two to three years to complete, given the nature of our industry and the volatility of the market, we cannot be certain the length of time each project will take to complete, or whether the projects will be completed at all.

Operating Expenses

The following table summarized our operating expenses for the years ended December 31, 2020 and 2019:

	2020	2019	Change in US$	% Change
Operating Expenses
Selling expenses	$95,207	$186,641	$(91,434)	-49%
Payroll, payroll taxes and others	4,668,507	3,710,697	957,810	26%
Professional fees	404,850	634,372	(229,522)	-36%
Operating lease expense	116,532	184,802	(68,270)	-37%
Depreciation and amortization	21,996	15,180	6,816	45%
Provision (reduction) for doubtful accounts, net	3,786	(38,883)	42,669	-110%
Other general and administrative	316,989	628,608	(311,619)	-50%
Total operating expenses	$5,627,867	$5,321,417	$306,450	6%

The operating expenses for the year ended December 31, 2020 were $5,627,867, an increase of $306,450, or 6%, from $5,321,417 in 2019.

Selling expenses was $95,207 in 2020, a decrease of $91,434, or 49%, from $186,641 in 2019. We reduced our selling activities in the first half of 2020 due to the impact of Covid-19.

Payroll, payroll taxes and others were $4,668,507 in 2020, an increase of $957,810, or 26%, compared to $3,710,697 in 2019. Our employee compensation were closely related to the performance of sales. Sales related compensation, such as bonus, commission were increased due to increase of revenue in 2020. At the end of 2020, we accrued approximately $184,000 special bonus as a reward for the completion of our 2020 sales target.

Professional fees were $404,850 in 2020, a decrease of $229,522, or 36%, compared to $634,372 in 2019. Professional fees consist of legal, US GAAP audit, consulting, investors relationship expenses and other US SEC filing related fees. Professional fees in 2019 included partial expenses in connection with the IPO in 2018, which resulted in higher expenses in 2019.

Operating lease expense was $116,532, a decrease of $68,270, or 37%, compared to $184,802 in 2019. Within 2019 operating lease expense, there was a disposed lease expense of $61,344. As of December 31, 2020, and 2019, we had one long-term lease, which became effective on January 1, 2019 and will expire on December 31, 2023. For other leases with lease terms of 12 months or less, we made an election not to recognize lease assets and lease liabilities.

Depreciation and amortization expense were $21,966 for the year ended December 31, 2020, an increase of $6,816, or 45%, from $15,180 in the year of 2019, which resulted from new equipment purchased of $13,416 and $66,354 in 2020 and 2019, respectively.

Allowance for doubtful accounts expense was $3,786 in 2020, a net change of $42,669, compared to a reduction of $38,883 in 2019. Due to impact of Covid-19, the average life of accounts receivable increased in 2020 compared to 2019, and the allowance for doubtful account increased accordingly. As of December 31, 2020, we reserved $15,477 allowance for doubtful account, which was 20% of the accounts receivable with age more than one year from two customers due to collectability issues. The account receivable balance from these two customers were $147,383 at December 31, 2020. As of December 31, 2019, we reserved $10,774 allowance for doubtful account, which was 20% of the accounts receivable with age more than one year from two customers due to collectability issues. The account receivable balance from these two customers were $90,932 at December 31, 2019.

Other general and administrative expenses was $316,989 for the year ended December 31, 2020, a decrease of $311,619, or 50% from $628,608 in 2019, which was resulted from the Covid-19 impact. Office, travel and HR related expenses were also reduced in 2020 accordingly.

Net Income

	2020	2019	Change in US$	Change in %
Revenues	$5,868,725	$5,679,977	$188,748	3%
Operating expenses	5,627,867	5,321,417	306,450	6%
Income from operations	240,858	358,560	(117,702)	-33%
Interest income	68,701	30,662	38,039	124%
Loss on deconsolidation and disposal of Jiayuan Project	-	(4,970)	4,970	-
Other income (expense)	(22,766)	16,484	(39,250)	-238%
Income before income tax	286,793	400,736	(113,943)	-28%
Provision for income tax	(32,900)	(101,372)	68,472	-68%
Net income	$253,893	$299,364	$(45,471)	-15%

Our net income was $253,893 in 2020, a decrease of $45,471, or 15%, compared to $299,364 in 2019. The decrease in our net income in 2020 was mainly resulted from 26% increase in wages, bonus and related employment expenses in 2020.

Comparison of Results of Operations for the Years Ended December 31, 2019 and 2018

Revenue

	2019	2018	Change in $	Change in %
Revenue	$5,679,977	$2,408,448	$3,271,529	136%

Our revenue for the year ended December 31, 2019 was $5,679,977, an increase of $3,271,529, or 136%, from $2,408,448 in 2018. The increase of the revenue for 2019 was primarily attributed to the revenue from our new projects acquired since 2018. Approximately 19% of our 2019 revenue was generated from new projects acquired since 2019.

As of December 31, 2019, we were engaged on a total of 17 projects. Among these projects, six projects were ongoing projects from existing developer clients, five projects were new projects from existing developer clients, and six projects were from new clients/developers.

The following table summarizes our signed sales contract in square meters and contracted sales value of real estate projects, for the years ended December 31, 2019 and 2018, respectively.

	2019	2018
Signed sales contract in square meters	186,971	86,553
Signed sales value of real estate projects - RMB	4,266,950,916	1,881,566,192
Exchange rate	6.9668	6.8778
Signed sales value of real estate projects - US$	$612,469,271	$273,570,937

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

Operating Expenses

The following table summarizes our operating expenses for the years ended December 31, 2019 and 2018:

	2019	2018	Change in US$	% Change
Operating Expenses
Selling expenses	$186,641	$82,225	$104,416	127%
Payroll, payroll taxes and others	3,710,697	2,214,975	1,495,722	68%
Professional fees	634,372	-	634,372	100%
Operating lease expense	184,802	141,959	42,843	30%
Depreciation and amortization	15,180	12,575	2,605	21%
(Reduction) provision for doubtful accounts, net	(38,883)	(146,174)	107,291	-73%
Other general and administrative	628,608	667,267	(38,659)	-6%
Total operating expenses	$5,321,417	$2,972,827	$2,348,590	79%

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

Net Income (Loss)

	2019	2018	Change in US$	Change in %
Revenues	$5,679,977	$2,408,448	$3,271,529	136%
Operating expenses	5,321,417	2,972,827	2,348,590	79%
Income (loss) from operations	358,560	(564,379)	922,939	-164%
Interest income	30,662	26,565	4,097	15%
Loss on deconsolidation and disposal of Jiayuan Project	(4,970)	-	(4,970)	-
Other income	16,484	-	16,484	-
Income (loss) before income tax	400,736	(537,814)	938,550	-175%
Provision for income tax	101,372	-	101,372	-
Net income (loss)	$299,364	$(537,814)	$837,178	-156%

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

Taxation

We are not required to file United States Income Tax returns since we have no United States operations.

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

We conduct substantially all of our business through our VIE and subsidiaries of the VIE, the operating entities located in the PRC, which are subject to the 25% standard PRC income taxes. At the beginning of 2019, China State Administration of Taxation issued a new income tax abatement policy to small business with income tax less than RMB 3 million, with less than 300 employees, and less than RMB 50 million in total assets for tax periods from January 1, 2019 to December 31, 2021. According to the new tax abatement policy, the income tax rate was reduced to 5% for small business with income tax less than RMB 1 million, 10% for small business with income tax from RMB 1 million to RMB 3 million. For the years ended December 31, 2020 and 2019, we were qualified to receive the above tax abatement.

Provision for income tax of $32,900 in 2020 consisted of current provision for income tax of $22,720 and deferred tax adjustment of $10,180. Provision for income tax of $101,372 in 2019 consisted of current provision for income tax of $206 and deferred tax adjustment of $101,166. There was no provision for income tax due to net loss in 2018.

The provision for income tax for the years ended December 31, 2020, 2019, and 2018 were summarized as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
Current	$22,720	$206	$-
Deferred tax adjustment	10,180	101,166	-
Total income tax	$32,900	$101,372	$-

Reconciliation of the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2020, 2019, and 2018, respectively, are as follows:

China	2020	2019	2018
Hong Kong statutory income tax rate	16.50%	16.50%	16.50%
Valuation allowance recognized with respect to the loss in Hong Kong Company	-16.50%	-16.50%	-16.50%
PRC statutory income tax rate	25.00%	25.00%	25.00%
Effect of income tax exemptions and reliefs in the PRC companies	-17.33%	0.00%	0.00%
Effect of valuation and deferred tax adjustments	2.89%	-24.90%	-25.00%
Effective rate	10.56%	0.10%	0.00%

B. Liquidity and Capital Resources

Our principal sources of cash were revenue from our agency sales. Most of our cash resources were used to fund our revenue related expenses, such as salaries and commissions paid to our sales force, daily administrative expenses, and the maintenance of regional offices.

As of December 31, 2020, we had cash and cash equivalents of $6,110,693 and other working capital of $2,702,139, which are all held in the PRC. Management believes that we will generate sufficient cash flow to fund our operations and to meet our obligations on a timely basis for the next 12 months from the issuance date of this annual report by successfully implementing our business plans.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2020, our statutory reserve amounted $327,140, which was approximately 21% of Mingda’s registered capital.

In addition, all of our businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These currency exchange control procedures imposed by the PRC government authorities may restrict the ability of our PRC subsidiary to transfer its net assets to the Parent Company through loans, advances or cash dividends. Our restricted cash in the PRC, which may not be freely transferable to and or out of the PRC because of exchange control regulations or other reasons, amounted to $1,134,166 and $1,556,834 as of December 31, 2020 and 2019, respectively.

The current PRC EIT Law and its implementing rules generally provide that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for PRC enterprise income tax purposes unless the jurisdiction of incorporation of such enterprises’ shareholder has a tax treaty with China that provides for a different withholding arrangement.

The following table sets forth a summary of changes in our working capital for the years ended December 31, 2020 and 2019:

Working Capital	2020	2019	Change in $	Change in %
Total current assets	10,288,550	8,837,832	1,450,718	16%
Total current liabilities	1,475,718	686,518	789,200	115%
Working Capital	$8,812,832	$8,151,314	$661,518	8%

Working capital was $8,812,832 as of December 31, 2020, an increase of $661,518, or 8%, compared to $8,151,314 as of December 31, 2019. The increase in current assets was primarily due to the increase in accounts receivable of $1,907,185 offset by the decrease in cash of $441,984 and the decrease in other current assets of $14,483. The increase in current liabilities was primarily due to $686,840 increase in accounts payable, $99,690 increase in VAT and other tax payable, and $10,319 increase in current operating lease liability, and the increase of current liability was offset by the decrease in deferred income of $7,649.

Cash Flows for the Year ended December 31, 2020 Compared to the Year Ended December 31, 2019

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Comparison of cash flows results for the years ended December 31, 2020 and 2019 are summarized as follows:

	2020	2019	Increase / (Decrease)
Net cash used in operating activities	$(598,133)	$(1,501)	$(596,632)
Net cash provided (used in) investing activities	1,076	(190,828)	191,904
Net cash provided by financing activities	110,747	70,406	40,341
Effect of changes of foreign exchange rate	44,326	(17,957)	62,283
Net decrease in cash, cash equivalents and restricted cash	$(441,984)	$(139,880)	$(302,104)

Operating activities

Net cash used in operating activities for the year ended December 31, 2020 was $598,133, consisting of net income of $253,893, noncash adjustments of $153,766 and net changes in our operating assets and liabilities of ($1,005,792). The negative changes included: an increase in accounts receivable of $1,676,789, which resulted from the impact of Covid-19 that increased the age of accounts receivable; decrease in operating lease liability of $92,621; and decrease in deferred income of $8,889. The positive changes included: a decrease in other receivables of $24,282; a decrease in prepaid expense of $38,346; an increase in accounts payable and accrued expenses of $622,118, resulting from increase in wages and bonus accruals; an increase in VAT and other tax payable of $87,761 (included an increase in income tax payable of $21,382).

Net cash used in operating activities for the year ended December 31, 2019 was $1,501, consisting of net income of $299,364, noncash adjustments of $152,318 and net changes in our operating assets and liabilities of $(453,183), which mainly included an increase in accounts receivable of $374,592, resulting from increased sales; an increase in other receivables of $4,630; a decrease in prepaid expense of $174,113; a decrease in prepaid income tax of $3,605; a decrease in accounts payable and accrued expenses of $107,980, resulting from decreased in wages and bonus accruals at December 31, 2019; a decrease in VAT and other tax payable of $28,518 (included an increase in income tax payable of $206); a decrease in operating lease liability of $141,838, and increase in deferred income of $26,657.

Investing activities

The purchase of property and equipment, including vehicle, office equipment, and software, was $13,416 and $66,354 for the years ended December 31, 2020 and 2019, respectively.

We received proceeds of $3,330 from disposal of office equipment for the year ended December 31, 2019 as compared to $0 for the year ended December 31, 2020.

In cash flow statements, we treated the $127,804 (RMB1,000,000 translated at 2019 average rate) as advance made to deconsolidated subsidiary, which resulted from a total advance of $194,120 less $61,346 operating lease expenses in 2019 and $4,970 loss on disposal of subsidiary. During 2020, we received $14,492 repayment from above advance.

Financing activities

On August 20, 2020, we offered and sold an aggregate of 34,396 ordinary shares, par value $0.001 per share, at $3.3 per share, in reliance on the exemption under Rule 902 of Regulation S promulgated under the Securities Act of 1933, as amended (“Regulation S”). The Company received net proceeds of $110,747 (gross proceeds of $113,507 minus net cost of $2,760).

On January 4, 2019, we completed the second closing of our IPO, in which we issued and sold 19,361 ordinary shares at a price of $5 per share. The total proceeds of this second closing were $96,805. There was a total of $26,399 direct cost in connection with the second closing.

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

Comparison of cash flows results for the years ended December 31, 2019 and 2018 are summarized as follows:

	2019	2018	Increase / (Decrease)
Net cash used in operating activities	$(1,501)	$(643,502)	$642,001
Net cash used in investing activities	(190,828)	(1,215)	(189,613)
Net cash provided by financing activities	70,406	4,103,479	(4,033,073)
Effect of changes of foreign exchange rate	(17,957)	116,055	(134,012)
Net (decrease) increase in cash, cash equivalents and restricted cash	$(139,880)	$3,574,817	$(3,714,697)

Operating activities

Net cash used in operating activities for the year ended December 31, 2019 was $1,501, consisting of net income of $299,364, noncash adjustments of $152,318 and net changes in our operating assets and liabilities of $(453,183), which mainly included an increase in accounts receivable of $374,592, resulting from increased sales; an increase in other receivables of $4,630; a decrease in prepaid expense of $174,113; a decrease in prepaid income tax of $3,605; a decrease in accounts payable and accrued expenses of $107,980, resulting from decreased in wages and bonus accruals at December 31, 2019; a decrease in VAT and other tax payable of $28,518 (included an increase in income tax payable of $206); a decrease in operating lease liability of $141,838, and increase in deferred income of $26,657.

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

Investing activities

The purchase of property and equipment, including vehicle, office equipment, and software, was $66,354 and $1,215 for the years ended December 31, 2019 and 2018, respectively.

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

Capital Expenditures

We incurred capital expenditures of $13,416, $66,354, and $1,215 for the years ended December 31, 2020, 2019, and 2018, respectively. The capital expenditures in 2020, 2019, and 2018 were primarily related to expenditures made in connection with the purchase of a vehicle, office equipment and computer software.

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

	December 31,
US Dollar Exchange Rate	2020	2019	2018	2017	2016
At end of the period - RMB	6.5378	6.9668	6.8778	6.5075	6.9445
Average rate for the period ended - RMB	6.9003	6.9072	6.6187	6.7588	6.6444

2020 Revenue in RMB 40,495,973 translated into US$ with various exchange rates		US$	Exchange Effect Compared to 2020 Rate Increase (Decrease)
2020 average rate	6.9003	5,868,726	-
2019 average rate	6.9072	5,862,864	(5,862)
2018 average rate	6.6187	6,118,418	249,692
2017 average rate	6.7588	5,991,592	122,866
2016 average rate	6.6444	6,094,752	226,026

We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments for the years ended December 31, 2020, 2019, and 2018, respectively.

C. Research and Development, Patents and Licenses, etc.

Research and Development

Our market research and development team is capable of providing tailored real estate consulting services to assist clients in real estate product development and marketing and sales, on an as needed basis. For the years ended December 31, 2020, 2019, and 2018, respectively, we did not spend funds on research and development.

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

D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

The spread of COVID-19 has caused business disruptions beginning in January 2020, including the closure of the majority of businesses in mainland China. In March 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic, which continues to spread throughout the world. The spread of COVID-19 has caused public health officials to recommend precautions to mitigate the spread of the virus, such as, cease traveling to non-essential jobs and curtail all unnecessary travel, and stay at home as much as possible. Because of the quarantines and travel restrictions mandated by the Chinese government, from the end of January to mid-March of 2020, many real estate projects we were promoting and selling were suspended, which adversely impacted our business during that period. However, because our operating income and earnings have historically been lower during the first quarter than other quarters due to the winter and the Chinese New Year holiday period, we believe this seasonality partially mitigated the adverse impact on our full-year operating results. Starting from the end of March 2020, the COVID-19 outbreak in China appeared to have slowed down and these real estate projects began to reopen. Although we believe our operations have resumed to the level before the COVID-19 outbreak as of April 2020 and even though we currently expect to continue the promotion and sales of real estate projects as we typically did, to the extent COVID-19 further impacts our promotion and sale of real estate projects, our financial condition, results of operations, and cash flows could be adversely affected.

E. Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements in 2020 and 2019 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F. Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020.

	Payment Due by Period
	Total	One to Three Years	Three to Five Years
Capital Commitments	$-	$-	$-
Short-term operating Leases	7,161	7,161	-
Capitalized operating lease	281,060	281,060	-
Total	$288,221	$288,221	$-

Lease Commitments

We entered into several lease agreements for office spaces located at Tianjin, China. Total monthly rent payable is $10,196 per month under operating leases as of December 31, 2020. The detail of each respective lease is summarized as following:

	Address	Location	Usage	From	To	Rent / Mo ($US)
1	Lan Xiu Yuan 36-2-1803	Tianjin	Office	11/9/2020	11/8/2021	$276
2	Kun Bei Yuan 17- 1 -503	Tianjin	Office	8/7/2020	8/6/2021	$551
2	Tianjing Sandun Center	Tianjin	Office	1/1/2019	12/31/2023	9,369
						$10,196

As of December 31, 2020, the future minimum rent payable under non-cancelable operating leases were:

For the years ended December 31,	Rental amount
2021	$119,585
2022	112,424
2023	56,212
Total	$288,221

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth, and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	the impact of the COVID-19 outbreak;

●	our ability to compete in an industry with low barriers to entry;

●	our ability to continue to operate through our VIE structure;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract clients, win primary agency sale bids, and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	our ability to retain the services of Mr. Siping Xu, our chief executive officer;

●	trends and competition in the real estate services industry; and

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

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

Name	Age	Position(s)
Siping Xu	42	Chief Executive Officer; Chairman and Director
Mengnan Wang	41	Chief Financial Officer
Yang Li	41	Director
Zhenlei Hu	48	Independent Director
Liding Sun	48	Independent Director
Wei Guan	50	Independent Director

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

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, we did not compensate our executive officers for their services other than to reimburse them for out-of-pocket expenses incurred in connection with business travels.

For the fiscal year ended December 31, 2020, we did not compensate our directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the board of directors.

Our PRC subsidiary is required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment, and other statutory benefits. Our PRC subsidiary paid retirement and similar benefits for our officers and directors in the year ended December 31, 2020.

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

Controlled Company

Our Chief Executive Officer and Chairman, Mr. Siping Xu, beneficially owns approximately 87.4% of the aggregate voting power of our outstanding Ordinary Shares. As a result, we are deemed a “controlled company” for the purpose of the Nasdaq listing rules and are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

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

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (Revised) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

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

D. Employees

As of December 31, 2020, we had approximately 174 employees (including 114 sales agents and 13 sales associates) for Mingda Tianjin, and its branch offices and subsidiaries, which are all located in the PRC. None of our employees are subject to collective bargaining agreements governing their employment with us. We believe our employee relations are good.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 11,675,216 Ordinary Shares outstanding as of the date of this annual report.

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

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers (1) :
Siping Xu (2)	10,200,000	87.37%
Mengnan Wang	10,000	0.09%
Zhenlei Hu	0	0%
Liding Sun	0	0%
Yang Li	10,000	0.09%
Wei Guan	0	0%

All directors and executive officers as a group (6 persons):	10,220,000	87.55%

5% Shareholders (1):
Siping Xu (2)	10,200,000	87.37%

(1)	Unless otherwise indicated, the business address of each of the individuals is Suite C-1505, Saidun Center, Xikang Road, Heping District, Tianjin, People’s Republic of China.

(2)	Mr. Siping Xu, our CEO and chairman of the Board, is also the 100% owner of MDJH Ltd. that holds 10,200,000 Ordinary Shares.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with WFOE, Mingda Tianjin, and Shareholders of Mingda Tianjin

We conduct our real estate services business through Mingda Tianjin, a VIE that we control through a series of contractual arrangements between our PRC subsidiary WFOE, Mingda Tianjin, and Mingda Tianjin’s shareholders including but not limited to our principal shareholder, Mr. Siping Xu. Such contractual arrangements provide us (i) the power to control Mingda Tianjin, (ii) the exposure or rights to variable returns from our involvement with Mingda Tianjin, and (iii) the ability to affect those returns through use of our power over Mingda Tianjin to affect the amount of our returns. Therefore, we control Mingda Tianjin. For a description of these contractual arrangements, see “Item 4. Information on the Company—B. Business Overview.”

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

We did not have any material transactions with related parties in 2020, 2019 and 2018.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

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

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, MDJH Hong Kong, and our UK subsidiary, MD UK.

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

According to the EIT Law, which was promulgated by the Standing Committee of the National People’s Congress on March 16, 2007, became effective on January 1, 2008, and was then amended on February 24, 2017 and December 29, 2018, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, and emended on April 23, 2019, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

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

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of MDJM LTD, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that MDJM LTD and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “defacto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

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

United Kingdom

A UK company will be subject to UK corporation tax on its income profits and capital profits. The rate of corporation tax for all companies is currently 19%. MD Local Global Limited (“MDJM UK”) was incorporated in the United Kingdom (“UK”) under the Companies Act 2006 as a private company on October 28, 2020, and it is registered in England and Wales. MDJM UK has not commenced its business in UK yet. There is no transaction be included in the consolidated financial statements.

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

Based on our operations and the composition of our assets, we do not believe we were a PFIC for our most recent taxable year, and we do not expect to be treated as a PFIC under the current PFIC rules. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. It is possible that, for our 2021 taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Mingda Tianjin as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Mingda Tianjin, and as a result, we are treating Mingda Tianjin as our wholly-owned subsidiary for U.S. federal income tax purposes. If we are not treated as owning Mingda Tianjin for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

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

To the extent that we need to convert U.S. dollars we receive from financing activities into Renminbi for our operations or other uses within the PRC, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our Ordinary Shares. As of December 31, 2020, our functional currency denominated cash balances of RMB7,414,943 be translated to US$1,134,165 by using exchange rate of 6.5378 at December 31, 2020. Assuming a 1% appreciation of the U.S. dollar to RMB, $1=RMB6.6032, the cash balance of RMB7,414,943 would be translated to $1,122,932. The cash balance presented in U.S. dollar would have decreased by $11,233.

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash. As of December 31, 2020 and 2019, we owned cash in the amount of $6,110,693 and $6,552,677, respectively. All of our cash is maintained with state-owned banks within the PRC. Per PRC regulations, the maximum insured bank deposit amount is approximately $76,500 (RMB500,000) for each financial institution. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

The following are the contractual maturities of financial liabilities, including estimated interest payments:

Non-derivative financial instruments	Carrying Amount as of December 31, 2020 in US$	One Year or Less	Over One Year
Trade and other payables	$1,373,662	$1,373,662	$-
Operating lease liabilities	263,615	102,056	161,559
Total	$1,637,277	$1,475,718	$161,559

*	Operating lease liabilities were calculated based on ASC 842, Leases.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.5%, 2.9%, and 2.1% in 2020, 2019, and 2018, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-226826) for our initial public offering, which was declared effective by the SEC on November 13, 2018. In January 2019, we completed our initial public offering in which we issued and sold an aggregate of 1,260,820 Ordinary Shares, at a price of US$5 per Ordinary Share for approximately $6,304,100. The net proceeds raised from the initial public offering were $5,696,485.5 after deducting underwriting commissions and the offering expenses payable by us. Network 1 Financial Securities, Inc. was the underwriter of our initial public offering.

We incurred approximately $607,614.5 in expenses in connection with our initial public offering, which included approximately $333,765.6 in underwriting commissions for the initial public offering and approximately $273,848.9 in other costs and expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates

In addition to above offering costs of $607,615, we incurred $1,522,601 in professional fees, which were direct costs in connection with the IPO. The net proceeds after total offering costs of $2,130,215 were $4,173,885. As of December 31, 2020, we have not used any fund from the net proceeds. We intend to use the proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-226826).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2020. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2020 were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

	For the Years Ended December 31,
	2018	2019	2020
Audit fees (1)	$310,000	$200,000	$200,000
Audit-Related fees
Tax fees
All other fees
Total	$310,000	$200,000	$200,000

(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2018.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of MDJM LTD, and its Affiliated Entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
1.2	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
4.1	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
4.2	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
4.3	Exclusive Business Cooperation Agreement dated April 28, 2018, between WFOE and Mingda Tianjin (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
4.4	Share Pledge Agreement dated April 28, 2018, between WFOE, Beneficial Owners, and Mingda Tianjin (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
4.5	Exclusive Option Agreement dated April 28, 2018, between WFOE, Beneficial Owners, and Mingda Tianjin (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
4.6	Powers of Attorney dated April 28, 2018, between WFOE, Beneficial Owners, and Mingda Tianjin (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
4.7	Lease Agreement dated December 31, 2018 by and between Mingda Tianjin and Ping Han (incorporated by reference to Exhibit 4.7 of our Annual Report on Form 20-F (file No. 001-38768) filed with the Securities and Exchange Commission on April 28, 2020)
4.8	Acquisition Agreement dated September 30, 2019 among Mingda Tianjin, Xishe Xianglin, Jiayuan, Yuan Zhang, and Spouse of Yuan Zhang (incorporated by reference to Exhibit 4.8 of our Annual Report on Form 20-F (file No. 001-38768) filed with the Securities and Exchange Commission on April 28, 2020)
8.1*	List of subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1 **	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2 **	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Press Release dated October 15, 2020 (incorporated by reference to Exhibit 99.1 of our Report of Foreign Private Issuer on Form 6-K (file No. 001-38768) filed with the Securities and Exchange Commission on October 15, 2020)
101. INS*	XBRL Instance Document
101. SCH*	XBRL Taxonomy Extension Schema Document
101. CAL*	XBRL Taxonomy Calculation Linkbase Document
101. DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101. LAB*	XBRL Taxonomy Extension Label Linkbase Document
101. PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MDJM LTD

	By:	/s/ Siping Xu
Siping Xu
Chief Executive Officer,
Chairman of the Board of Directors

Date: April 16, 2021

MDJM LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MDJM LTD

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MDJM LTD and Subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ RBSM LLP

We have served as the Company’s auditor since 2018.

New York, New York

April 16, 2021

MDJM LTD and Subsidiaries

Consolidated Balance Sheets

	December 31, 2020	December 31, 2019
Assets

Current Assets
Cash, cash equivalents, and restricted cash	$6,110,693	$6,552,677
Accounts receivable, net of allowance for doubtful accounts of $15,477 and $10,774, respectively	4,062,343	2,155,158
Prepaid expenses	23,346	60,020
Other receivables	92,168	69,977
Total Current Assets	10,288,550	8,837,832

Property and equipment, net	65,703	70,154

Other Assets
Deferred tax assets	24,890	33,440
Operating lease assets, net	319,828	391,871
Other receivable - long term	53,794	99,532
Total Other Assets	398,512	524,843

Total Assets	$10,752,765	$9,432,829

Liabilities and Equity

Current Liabilities:
Accounts payable and accrued liabilities	$1,147,530	$460,690
VAT and other taxes payable	207,352	107,662
Deferred income	18,780	26,429
Operating lease liabilities, current	102,056	91,737
Total Current Liabilities	1,475,718	686,518

Long-term operating lease liabilities	161,559	247,382

Total Liabilities	1,637,277	933,900

Equity:
Ordinary shares: 50,000,000 shares authorized, par value: $0.001 per share, 11,675,216 and 11,640,820 shares issued and outstanding as of December 31, 2020 and 2019, respectively	11,675	11,641
Additional paid in capital	6,845,394	6,734,681
Statutory reserve	327,140	262,954
Retained earnings	2,142,657	1,948,804
Accumulated other comprehensive loss	(37,558)	(280,345)
Total MDJM Ltd stockholders’ equity	9,289,308	8,677,735
Noncontrolling interest	(173,820)	(178,806)
Total Liabilities and Equity	$10,752,765	$9,432,829

The accompanying notes are an integral part of these consolidated financial statements

MDJM LTD and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Years Ended December 31,

	2020	2019	2018
Revenue	$5,868,725	$5,679,977	$2,408,448

Operating Expenses:
Selling expenses	95,207	186,641	82,225
Payroll, payroll taxes and others	4,668,507	3,710,697	2,214,975
Professional fees	404,850	634,372	-
Operating leases expenses	116,532	184,802	141,959
Depreciation and amortization	21,996	15,180	12,575
Provision (reduction) for doubtful accounts, net	3,786	(38,883)	(146,174)
Other general and administrative	316,989	628,608	667,267
Total Operating Expenses	5,627,867	5,321,417	2,972,827

Income (loss) from Operations	240,858	358,560	(564,379)

Other income (Expense):
Gain on sale of asset	-	1,705	-
(Loss) gain on foreign currency transactions	(31,109)	12,072	-
Loss on disposal of subsidiary	-	(4,970)	-
Interest income	68,701	30,662	26,565
Other income	8,343	2,707	-
Total other income	45,935	42,176	26,565

Income (loss) before income tax	286,793	400,736	(537,814)
Income tax	(32,900)	(101,372)	-
Net income (loss)	253,893	299,364	(537,814)
Net loss attributable to noncontrolling interest	(4,146)	(153,742)	(21,843)
Net income (loss) attributable to MDJM Ltd ordinary shareholders	$258,039	$453,106	$(515,971)

Net income (loss) per ordinary share attributable to MDJM Ltd ordinary shareholders	$0.02	$0.04	$(0.05)

Weighted-average shares outstanding, basic and diluted	11, 652,882	11,640,661	10,400,408

Comprehensive income (loss):
Net income (loss)	$253,893	$299,364	$(537,814)
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustments	251,919	(53,156)	(170,344)
Comprehensive income (loss)	505,812	246,208	(708,158)
Comprehensive income (loss) attributable to non-controlling interest	9,132	(2,398)	(823)
Comprehensive income (loss) attributable to MDJM Ltd ordinary shareholders	$496,680	$248,606	$(707,335)

The accompanying notes are an integral part of these consolidated financial statements

MDJM LTD and Subsidiaries

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2020, 2019 and 2018

	Ordinary Shares
	Number of Ordinary Shares	Amount of Ordinary Shares	Additional Paid in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance - December 31, 2017	10,380,000	$10,380	$2,562,057	$232,542	$2,042,081	$(60,066)	$-	$4,786,994
Proceeds from initial public offering - December 26, 2018, net of offering costs of $2,103,816	1,241,459	1,241	4,102,238	-	-	-	-	4,103,479
Comprehensive loss:
Net loss	-	-	-	-	(515,971)	-	(21,843)	(537,814)
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	-	-	-	-	-	(169,521)	(823)	(170,344)
Balance - December 31, 2018	11,621,459	$11,621	$6,664,295	$232,542	$1,526,110	$(229,587)	$(22,666)	$8,182,315
Proceeds from initial public offering - January 4, 2019, net of offering costs of $26,399	19,361	20	70,386	-	-	-	-	70,406
Comprehensive income (loss):
Net income	-	-	-	30,412	422,694	-	(153,742)	299,364
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	-	-	-	-	-	(50,758)	(2,398)	(53,156)
Balance - December 31, 2019	11,640,820	$11,641	$6,734,681	$262,954	$1,948,804	$(280,345)	$(178,806)	$8,498,929
Proceeds from Regulation S Offering - August 26, 2020, net of cost $2,760	34,396	34	110,713	-	-	-	-	110,747
Comprehensive income (loss):
Net income	-	-	-	64,186	193,853	-	(4,146)	253,893
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	-	-	-	-	-	242,787	9,132	251,919
Balance - December 31, 2020	11,675,216	$11,675	$6,845,394	$327,140	$2,142,657	$(37,558)	$(173,820)	$9,115,488

The accompanying notes are an integral part of these consolidated financial statements

MDJM LTD and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31,

	2020	2019	2018
Cash Flows from Operating Activities:
Net Income (loss)	$253,893	$299,364	$(537,814)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	21,996	15,180	12,575
Changes in allowance for doubtful accounts	3,786	(38,883)	(146,174)
Gain on foreign currency transactions	31,109	(12,072)	-
Gain on sale of asset	-	(1,705)	-
Non cash operating lease expense	92,621	88,632	-
Non cash interest income	(5,926)	-	-
Decrease in deferred tax assets	10,180	101,166	72,975
Changes in operating assets and liabilities:
Increase in accounts receivables	(1,676,789)	(374,592)	(83,189)
Decrease (increase) in other receivables	24,282	(4,630)	41,441
Decrease (increase) in prepaid expense	38,346	174,113	(150,273)
Decrease (increase) in prepaid income tax	-	3,605	(3,762)
Increase (decrease) in accounts payable and accrued expenses	622,118	(107,980)	131,876
Increase (decrease) in VAT and other tax payable	87,761	(28,518)	18,843
Decrease in operating lease liabilities	(92,621)	(141,838)	-
(Decrease) increase in deferred income	(8,889)	26,657	-
Net Cash Used in Operating Activities	(598,133)	(1,501)	(643,502)

Cash Flows from Investing Activities:
Purchase of office equipment and software	(13,416)	(66,354)	(1,215)
Advance made to deconsolidated subsidiary	-	(127,804)	-
Loan repayment received	14,492	-	-
Proceeds from disposal of asset	-	3,330	-
Net Cash Provided by (Used in) Investing Activities	1,076	(190,828)	(1,215)

Cash Flows from Financing Activities:
Proceeds from Regulation S offering - August 26, 2020, net of offering costs of $2,760	110,747	-	-
Proceeds from initial public offering - net of offering costs of $26,399 and $2,103,816, respectively	-	70,406	4,103,479
Net Cash Provided by Financing Activities	110,747	70,406	4,103,479

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	44,326	(17,957)	116,055

Net (decrease) increase in cash, cash equivalents and restricted cash	(441,984)	(139,880)	3,574,817
Cash, cash equivalents, and restricted cash - beginning of the period	6,552,677	6,692,557	3,117,740
Cash, cash equivalents, and restricted cash - end of the period	$6,110,693	$6,552,677	$6,692,557

Cash and cash equivalents	$4,976,527	$4,995,843	$5,626,079
Restricted foreign currency	1,134,166	1,556,834	1,066,478
Total cash, cash equivalents, and restricted cash	$6,110,693	$6,552,677	$6,692,557

Supplemental Disclosure Cash Flow Information:
Cash paid for:
Interest	$-	$-	$-
Income taxes	$39	$-	$271,817

The accompanying notes are an integral part of these consolidated financial statements

MDJM LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

MDJM LTD (the “Company” or “MDJM”) was incorporated on January 26, 2018, under the laws of the Cayman Islands as an exempted company under the name of MDJLEAD LTD. Effective on May 7, 2018, the Company changed its corporate name to MDJM LTD. The Company, through its subsidiaries and consolidated variable interest entity (“VIE”), is principally engaged in providing end-to-end services in the life cycle of a residential real estate project, including primary real estate agency services, real estate consulting services, and training and evaluation with respect to primary agency sales services in the People’s Republic of China (“PRC”). The Company or MDJM, and its subsidiaries and consolidated VIE are also collectively referred to as the “Group”, or where appropriate, the terms the “Group”, “we”, “our”, or “us” also referred to MDJM or the Company and its subsidiaries and the consolidated VIE as a whole. The Company’s subsidiaries and consolidated VIE are also referred to as “Subsidiaries”.

MDJCC Limited (“MDJM Hong Kong”) was incorporated on February 9, 2018, under the laws of Hong Kong. MDJM owned 100% interest of MDJM Hong Kong.

MD Local Global Limited (“MDJM UK”) was incorporated in the United Kingdom (“UK”) under the Companies Act 2006 as a private company on October 28, 2020, and it is registered in England and Wales. MDJM owned 100% interest of MDJM UK. MDJM UK has not commenced its business in UK yet. There is no transaction be included in this consolidated financial statements.

Beijing Mingda Jiahe Technology Development Co. Ltd. (“Mingda Beijing”), is a limited liability company organized on March 9, 2018, under the laws of the PRC, a wholly-foreign owned entity (“WFOE”) and 100% owned by MDJM Hong Kong.

Tianjin Mingda Jiahe Real Estate Co. Ltd. (“Mingda Tianjin” or “VIE”), is a limited liability company organized on September 25, 2002 under the laws of the PRC.  On February 2, 2021, Mingda Tianjin changed its name to “Mingda Jiahe (Tianjin) Co. Ltd.

The following table lists the wholly-owned subsidiaries and the consolidated VIE of the Company:

Name of the Company	Date of Incorporation	Place of Incorporation	Percentage of Ownership
MDJM Hong Kong	February 9, 2018	Hong Kong	100%
MDJM UK	October 28, 2020	England and Wales	100%
Mingda Beijing (WFOE)	March 9, 2018	PRC	100%
Mingda Tianjin (VIE)	September 25, 2002	PRC	VIE

VIE Arrangements

PRC regulations currently prohibit or restrict foreign ownership of companies that provide services in certain industrials. To comply with these regulations, on April 28, 2018, Mingda Beijing entered into a series of contractual arrangements with Mingda Tianjin. The Agreements provide Mingda Beiing effective control over and the ability to receive substantially all of the economic benefits of Mingda Tianjin.

Agreements that Transfer Economic Benefits of Mingda Tianjin

On April 28, 2018, Mingda Beijing entered into an “Exclusive Business Cooperation Agreement” (the “Business Agreement”) with Mingda Tianjin.  Pursuant to the Business Agreement, Mingda Beijing will provide a series of consulting and technical support services to Mingda Tianjin and is entitled to receive 100% of Mingda Tianjin’s net income after deduction of required PRC statutory reserve as a service fee. The service fee is paid annually or at any such time agreed by Mingda Beijing and Mingda Tianjin. The term of this Business Agreement is valid for 10 years upon execution of the agreement and may be extended or terminated prior to the expiration date at will of Mingda Beijing. Unless expressly provided by the Business Agreement, without prior written consent of Mingda Beijing Mingda Tianjin may not engage any third party to provide the services offered by Mingda Beijing under the agreement.

Agreements that Provide Effective Control over Mingda Tianjin

On April 28, 2018, each of the shareholders of the Minda Tianjin entered into an “Exclusive Call Option Agreement” (the “Option Agreement”) with Mingda Beijing. Pursuant to the Option Agreements, each of the shareholders of Mingda Tianjin granted an irrevocable and unconditional option to Mingda Beijing or its designees to acquire all or part of such shareholder’s equity interests in Mingda Tianjin at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in Mingda Tianjin will be equal to the registered capital of Mingda Tianjin, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. The Option Agreements are valid for ten years upon execution of the agreements and may be extended prior to the expiration date at will by Mingda Beijing.

On April 28, 2018, each of the shareholders of Mingda Tianjin also entered into an “Equity Pledge Agreement” (the “Pledge Agreements”) with Mingda Beijing. Pursuant to the Pledge Agreements, these shareholders pledged their respective equity interests in Mingda Tianjin to guarantee the performance of the obligations of the VIE. Mingda Beijing, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the Pledge Agreements, each of the shareholders of Mingda Tianjin cannot transfer, sell, pledge, dispose of, or otherwise create any new encumbrance on their respective equity interests in Mingda Tianjin without the prior written consent of Mingda Beijing. The equity pledge right will expire when the exclusive business cooperation between Mingda Beijing and Mingda Tianjin is terminated and all service fees are paid. The equity pledges of Mingda Tianjin have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC.

Risks in relation to the VIE structure

The Company believes that Mingda Beijing’s contractual arrangements with the VIE are in compliance with the PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and the interests of the shareholders of the VIE may diverge from that of the Company and that may potentially increase the risk that they would seek to act inconsistently with the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so.

The Company’s ability to control the VIE also depends on the power of attorney Mingda Beijing has to vote on all matters requiring shareholder approval in the VIE. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Company may be subject to fines or other actions. The Company does not believe such actions would result in the liquidation or dissolution of the Company, Mingda Beijing, or the VIE.

The Company, through its subsidiaries and the contractual arrangements, has (1) the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (2) the right to receive benefits from the VIE. Accordingly, the Company is the primary beneficiary of the VIE and has consolidated the financial results of the VIE.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The Company’s consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and the subsidiaries and branch offices of the VIE.  All significant inter-company accounts and transactions have been eliminated on consolidation.

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

Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include useful lives and valuation of long-lived assets, allowance for doubtful accounts, assumptions related to the consolidation of entities in which the Group holds variable interests, and valuation allowance on deferred tax.

Reclassification of Financial Statement Accounts

Certain prior period amounts have been reclassified to conform with the current period presentation. These reclassifications have no effect on the previously reported financial position, results of operations and cash flows.

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

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less.

The Group maintains cash and cash equivalents with various commercial banks within the PRC. The Company has not experienced any losses in the bank accounts and believes it is not exposed to any risks on its cash held in PRC banks. The Group had no restricted cash in bank as of December 31, 2020 and 2019, respectively.

Cash in PRC may not be freely transferable to out of the PRC because of exchange control regulations or other reasons. Such restricted cash amounted $1,134,166 and $1,556,834 as of December 31, 2020 and 2019, respectively.

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

Classification	Estimated Useful Life
Office Equipment and Fixtures	3 or 5 years
Computers	3 years
Software	2 or 10 years
Vehicles	4 years

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

The Group did not handle any monetary transactions nor act as an escrow intermediary between the developers and the buyers.

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

Additionally, the Group provides consulting services to its clients, such as training, design and marketing. Revenue recognized from consulting is net of VAT. Revenue from consulting services was $103,140, $155,217 and $51,818 for the years ended December 31, 2020, 2019 and 2018, respectively.

Segment Information

The Group uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. All of the Group’s operations are considered by the chief operating decision maker to be aggregated in one reportable operating segment. Currently, all of the Group’s customers are in the PRC and major income is derived from commission-based service, which represented 98.2%, 97.1% and 97.4% of total revenue for the years ended December 31, 2020, 2019 and 2018, respectively, and minimal consulting and other services which represented 1.8%, 2.9% and 2.6% of total revenue for the years ended December 31, 2020, 2019 and 2018, respectively.

Through Mingda Tianjin and its three branch offices in Chengdu, Suzhou, and Yangzhou, the Group owns and operates a primary real estate agency service business in the following local markets, Tianjin, Chengdu, Suzhou and Yangzhou, which represent 65%, 30%, 3%, and 2% of total agency revenue for the year ended December 31, 2020, respectively, represent 83%, 5%, 9%, and 3% of total agency revenue for the year ended December 31, 2019, respectively, and represent 95%, 0%, 4%, and 1% of total agency revenue for the year ended December 31, 2018, respectively.

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

Business Tax and Value Added Tax (“VAT”)

The PRC government implemented a VAT reform pilot program, which replaced the business tax with VAT. Since May 2016, the changes from business tax to VAT have been expanded to all other service sectors which used to be subject to business tax. The VAT rate applicable to subsidiaries and consolidated VIE of the Company is 6%. The Company accrues VAT payable when revenue is recognized.

Deferred Offering Costs

Deferred offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public offering (“IPO”) of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

Marketing and Advertising Expenses

Marketing and advertising expenses consist primarily of marketing planning fees and advertisements expenses used for targeted property sales. The Group expenses all marketing and advertising costs as incurred and records these costs within “Selling expenses” on the consolidated statements of operations when incurred. The Group incurred marketing and advertising expenses of $42,493, $79,535, and $2,889 for the years ended December 31, 2020, 2019, and 2018, respectively.

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

The Group only recognizes tax liabilities related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the Group recognizes the largest amount of tax liabilities that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. There were no such tax liabilities recognized in the accompanying consolidated financial statements. The Group records interest and penalties as a component of income tax expense. There were no such interest and penalties as of December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018, respectively.

Non-Controlling Interest

Noncontrolling interest is classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of the Company from the interest of the noncontrolling interest holder. Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd. was 49% owned by an unrelated third party as of December 31, 2020 and 2019, respectively.

Per Share Amounts

The Company computes per share amounts in accordance with ASC Topic 260 “Earnings per Share” (EPS), which requires presentation of basic and diluted EPS. Basic EPS is computed by dividing the net income (loss) available to holders of ordinary shares by the weighted-average number of ordinary shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earnings of the Company, if any. This is computed by dividing net earnings by the combination of dilutive ordinary share equivalents. There were no dilutive ordinary share equivalents as of December 31, 2020, 2019 and 2018, respectively. Accordingly, basic and diluted loss per share were the same.

	December 31, 2020	December 31, 2019	December 31, 2018
Numerator for earnings per share:
Net income (loss) attributable to the Company's ordinary shareholders	$258,039	$453,106	$(515,971)
Denominator for basic and diluted earnings per share:
Basic and weighted average ordinary shares	11,652,882	11,640,661	10,400,408
Per share amount
Per share - basic and diluted	$0.02	$0.04	$(0.05)

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

Foreign Currency Translation

The functional currency of the Company is the Chinese Renminbi (“RMB”). The U.S. dollar is used as the reporting currency of the Group. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates, and revenue, expenses, gains, and losses, and cash flows are translated using the average rate for the year. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of changes in equity and consolidated statements of operations and comprehensive income (loss).

	December 31,	December 31,	December 31,
US Dollar Exchange Rate	2020	2019	2018
At end of the period - RMB	6.5378	6.9668	6.8778
Average rate for the period ended - RMB	6.9003	6.9072	6.6187

The financial records of certain of the Company’s subsidiaries and VIE are maintained in local currencies other than the U.S. dollar, such as RMB, which are their functional currencies. Transactions denominated in currencies other than the functional currency are recorded at the rates of exchange prevailing when the transactions occur. Transaction gains and losses are recognized in the consolidated statements of operations and comprehensive income (loss). There were $(31,109), $12,072, and $0 transaction (loss) gain recorded for the years ended December 31, 2020, 2019, and 2018 respectively.

Concentration Risk

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. All of the Company’s cash is maintained with state-owned banks within the PRC. Per PRC regulations, the maximum insured bank deposit amount is approximately $76,500 (RMB 500,000 at December 31, 2020 exchange rate) for each depositor. The Company’s total unprotected cash in bank amounted to approximately $5,821,000 and $6,138,000, as of December 31, 2020 and 2019, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

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

Recently Adopted Accounting Pronouncements

On February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. This update requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2018, with early application permitted. The Group adopted this new accounting standard effective January 1, 2019. The adoption of this authoritative guidance resulted in the recognition of operating lease assets and operating lease liabilities. The adoption of this authoritative guidance had no impact on the Group’s consolidated operating results, beginning retained earnings, and cash flows since the lease commenced on January 1, 2019.

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

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, excluding entities eligible to be smaller reporting company. For all other entities, the requirements are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. ASU 2016-13 has been amended by ASU 2019-04, ASU 2019-05, and ASU 2019-11. For entities that have not yet adopted ASU No. 2016-13, the effective dates and transition methodology for ASU 2019-04, ASU 2019-05, and ASU 2019-11 are the same as the effective dates and transition methodology in ASU 2016-13. The Group did not adopt this standard yet due to the status of smaller reporting company. The Group plans to adopt this standard for the year beginning January 1, 2023. We do not expect the adoption of this standard will have material impact on the Group’s consolidated financial statements.

In December 2019, the FASB issued Accounting Standards Update 2019-12-Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU summarizes the FASB’s recently issued Accounting Standards Update (ASU) No. 2019-12, simplifying the Accounting for Income Taxes. The ASU enhances and simplifies various aspects of the income tax accounting guidance in ASC 740. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. We do not expect the adoption of this ASU to have a material effect on our consolidated financial statements.

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

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable are primarily agent service fee receivable due from the customers - real estate developers and are recognized and carried at the amount billed to a customer, net of allowance for expected loss from doubtful accounts. At December 31, 2020 and 2019, accounts receivable and allowance for doubtful accounts consist of the following:

	December 31,	December 31,
	2020	2019
Accounts receivable	$4,077,820	$2,165,932
Allowance for doubtful accounts	(15,477)	(10,774)
Accounts receivable, net	$4,062,343	$2,155,158

The Group maintains an allowance for doubtful accounts which required significant judgments by management. The Company establishes a provision for doubtful accounts receivable when there is objective evidence that the Company may not be able to collect the receivables when due. The allowance is based on management's best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on customers’ credit, business, financial status, payment history and ongoing relationship, management makes conclusions on whether any balances outstanding at the end of each reporting period will be deemed uncollectible on an individual basis and on an aging trend analysis basis. Accounts receivable balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

As of December 31, 2020, the Group reserved $15,477 of allowance for doubtful accounts, which was 20% of the accounts receivable with age more than one year from two customers due to the collectability issues.

As of December 31, 2019, the Group reserved $10,774 of allowance for doubtful accounts, which was 20% of the accounts receivable with age more than one year from two customers due to the collectability issues.

Major Customers

For the year ended December 31, 2020, the Group had three major customers (projects). Revenue from each of these customers was over 10% of its total revenue. Revenue from these top three customers represented approximately 61% of its total revenue, with 29%, 16%, and 16%, respectively, from Taida Shang Qing Cheng, Ge Diao Ping Yuan, and Wanke Xi Lu. The accounts receivable from these three customers (projects) were $1,851,254, $311,172, and $281,723, respectively, as of December 31, 2020.

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

During the year ended December 31, 2018, the Group had four major customers (projects). Revenue from each of these customers was over 10% of its total revenue. Revenue from the Group’s top four customers represented approximately 76% of its total revenue, with 28%, 25%, 12%, and 11%, respectively, from Ge Diao Ping Yuan, Pin Yue Jiang Nan, Zi Xi Tai, and Ge Diao Song Jian. The accounts receivable from these four customers were $230,803, $62,783, $67,969, and $120,080, respectively, as of December 31, 2018.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31,	December 31,
	2020	2019
Office Equipment and Fixtures	$90,094	$71,258
Software	18,374	17,242
Auto	47,004	44,110
Total Assets	155,472	132,610
Less accumulated depreciation	(89,769)	(62,456)
Net Assets	$65,703	$70,154

The Company sold its used auto to a third party in January 2019 and received proceeds of $3,330. The cost of $32,497 and accumulated depreciation of $30,872 were derecognized from the balance sheet. The Company recognized a gain of $1,705 from the sale for the year ended December 31, 2019.

For the years ended December 31, 2020, 2019, and 2018, depreciation expense was $21,996, $15,180, and $12,575, respectively.

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

MDJM Hong Kong was incorporated under the laws of Hong Kong and is subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. MDJM Hong Kong did not have significant activities in Hong Kong for the years ended December 31, 2020, 2019 and 2018, respectively.

MD Local Global Limited (“MDJM UK”) was incorporated in the United Kingdom (“UK”) under the Companies Act 2006 as a private company on October 28, 2020, and it is registered in England and Wales. A UK company will be subject to UK corporation tax on its income profits and capital profits. The rate of corporation tax for all companies is currently 19%. MDJM UK has not commenced its business in UK yet. There is no transaction be included in the consolidated financial statements.

The Group conducts substantially all of its business through its VIE and subsidiaries of the VIE, the operating entities located in the PRC, and they are subject to PRC income taxes. The Group’s subsidiary and VIE in the PRC are subject to a standard tax rate of 25%. At the beginning of 2019, China State Administration of Taxation issued a new income tax abatement policy to small business with income tax less than RMB 3 million, number of employees less than 300, and total assets less than RMB 50 million for the tax periods from January 1, 2019 to December 31, 2021. According to the new tax abatement policy, the income tax rate is reduced to 5% for small business with income tax less than RMB 1 million, the income tax rate is reduced to 10% for small business with income tax from RMB 1 million to RMB 3 million. For the years ended December 31, 2020 and 2019, the Group is qualified to receive the above tax abatement.

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

Significant components of the Company’s deferred tax assets consisted of accounts receivable, net, accrued liabilities and valuation allowance. The deferred tax assets were $24,890 and $33,440 as of December 31, 2020 and 2019, respectively. Significant components of the Group’s deferred tax assets consist of following as of December 31, 2020 and 2019.

Deferred tax items	2020	2019
Accounts receivable, net	$15,477	$12,807
Accrued expenses	111,439	112,954
Deferred income	-	26,429
Depreciation	-	(18,429)
Net operating loss carryforward	-	57,695
Total deferred items	126,916	191,456
Tax rate at	25%	25%
Deferred tax assets	31,729	47,864
Valuation allowance	(6,839)	(14,424)
Deferred tax assets, net	$24,890	$33,440

The provision for income tax for the years ended December 31, 2020, 2019, and 2018 were summarized as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
Current	$22,720	$206	$-
Deferred tax adjustment	10,180	101,166	-
Total income tax	$32,900	$101,372	$-

Reconciliation of the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2020, 2019 and 2018, respectively, were as follows:

China	2020	2019	2018
Hong Kong statutory income tax rate	16.50%	16.50%	16.50%
Valuation allowance recognized with respect to the loss in Hong Kong Company	-16.50%	-16.50%	-16.50%
PRC statutory income tax rate	25.00%	25.00%	25.00%
Effect of income tax exemptions and reliefs in the PRC companies	-17.33%	0.00%	0.00%
Effect of valuation and deferred tax adjustments	2.89%	-24.90%	-25.00%
Effective rate	10.56%	0.10%	0.00%

Aggregate undistributed earnings of the Company’s subsidiaries, VIE and VIE’s subsidiaries located in the PRC that are available for distribution at December 31, 2020 and 2019 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Company that is outside of the PRC. The Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of December 31, 2020, and 2019, the Company had not declared any dividends.

As of December 31, 2020, and 2019, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. As of December 31, 2020, income tax returns for the tax years ended December 31, 2016 through December 31, 2020 remained open for statutory examination by PRC tax authorities.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s consolidated financial statements as of December 31, 2020 and 2019. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next 12 months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $15,300) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

The tax authority of the PRC government conducts periodic and tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2020 and 2019.

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Payroll and social security payable	$230,430	$342,040
Bonus payable	820,140	47,367
Other payables and accrued liabilities	96,960	71,283
Total Accounts Payable and Accrued Liabilities	$1,147,530	$460,690

NOTE 7 – VAT AND OTHER TAXES PAYABLE

VAT and other taxes payable consisted of the following as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
VAT payable	$162,034	$107,146
Surcharge and fees	21,339	312
Income tax payable	23,979	204
Total VAT and Other Taxes Payable	$207,352	$107,662

In May 2016, the business tax has been incorporated into VAT in China, which means there will be no more business or sales tax and accordingly some business operations previously taxed in the name of business tax will be taxed in the manner of VAT thereafter. The Company and subsidiaries are generally subject to a 6% VAT rate for its commission income. Surcharge and fees payable include urban maintenance and construction tax payable, additional education tax payable, and local education tax payable.

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

The Group had one long-term lease which became effective on January 1, 2019, and which will be expired on December 31, 2023. The Group adopted new accounting standard ASC 842 effective January 1, 2019. The Group used 4.35%, the Chinese bank long-term lending annual rate for a typical five years lease as an incremental borrowing rate, in determining the present value of future lease payments. The same rate was used as the discount rate to measure the lease liability at January 1, 2019, the date of adoption. At initial measurement, the Group recorded a non-cash ROU asset of $479,744 (RMB 3,342,278 translated at December 31, 2019 exchange rate, and a noncash lease liability of $479,744 (RMB 3,342,278 translated at December 31, 2019).

A summary of operating lease right-of-use assets and liabilities as of December 31, 2020 and 2019 were as follows:

Operating Lease Assets

	December 31, 2020	December 31, 2019
Main offices operating lease assets - initial measurement	$479,744	$479,744
Less: accumulated amortization	(179,611)	(87,873)
Foreign exchange effects	19,695	-
Operating Lease Assets, net	$319,828	$391,871

Operating Lease Liabilities
Total operating lease liabilities - initial measurement	$479,744	$479,744
Accrued interest	31,394	17,628
Accumulated payment to liabilities	(263,755)	(158,253)
Foreign exchange effects	16,232	-
Total operating lease liabilities	263,615	339,119
Less: operating lease liabilities, current	(102,056)	(91,737)
Long-term Operating Lease Liabilities	$161,559	$247,382

The following table summarizes the maturity of lease liabilities under operating lease as of December 31, 2020:

For the years ended	Operating Leases
December 31, 2021	$112,424
December 31, 2022	112,424
December 31, 2023	56,212
Total minimum payments	281,060
Less: imputed interest	(17,445)
Total operating lease liabilities	$263,615

The Group will lease temporary office spaces used for ongoing projects based on the needs. These leases are normally with terms of 12 months or less, and an option of renewing. Due to the temporary nature of these office spaces, the Group typically only includes the initial lease term in its assessment of a lease arrangement. Options to extend a lease are not included in the Group’s assessment unless there is reasonable certainty that the Group will renew the lease. The Group elected not to recognize on the balance sheet for leases with terms of 12 months or less. The lease expense recognized for such leases is on a straight-line basis over the lease terms. For the years ended December 31, 2020, 2019 and 2018, such operating lease expense amounted to $10,012, $17,045 and $30,909, respectively.

For the years ended December 31, 2020, 2019 and 2018, total operating lease expense amounted to $116,532, $184,802 and $141,959, respectively.

NOTE 9 – STOCKHOLDERS’ EQUITY

Ordinary Shares

The Company is authorized to issue up to 50,000,000 ordinary shares, par value $0.001 per share. On January 26, 2018, MDJM issued 10,380,000 ordinary shares to entities controlled by the shareholders of Mingda Tianjin.

Pursuant to a registration statement filed with the Securities and Exchange Commission (“SEC”) and declared effective by the SEC on November 13, 2018, the Company completed the first closing of the Initial Public Offering (“IPO”) of its ordinary shares on December 26, 2018. A total of 1,241,459 ordinary shares were sold at a price of $5 per share to the public at the first closing. The Company received a total of $6,207,295 in gross proceeds from its first closing of the IPO. In connection with this public offering, the Company incurred direct offering costs of $2,103,816, which included audit, legal, consulting, commission, and other expenses. Per ASC 505, the Company classified these direct offering costs in the equity section to offset additional paid in capital.

On January 4, 2019, the Company completed the second closing of its IPO. A total of 19,361 additional ordinary shares were issued at a price of $5 per share. The total proceeds of this second closing were $96,805. There was a total of $26,399 direct cost in connection with the second closing.

On August 20, 2020, the Board of Directors of MDJM approved to offer and sell an aggregate of 34,396 ordinary shares at $3.3 per share in reliance on the exemption under Rule 902 of Regulation S promulgated under the Securities Act of 1933, as amended (“Regulation S”). The proceeds are intended for working capital and general corporate purposes. The offering was closed on August 20, 2020 and the Company received gross proceeds of $113,507.

Underwriter Warrants

Pursuant to the IPO Agreement (defined below), the Company agreed to grant the underwriter of its IPO, Network 1 Financial Securities, Inc. (“NETW”), underwriter warrants equal to 10% of the total number of the Company’s ordinary shares being sold in the IPO, at the closing of the IPO. The underwriter’s warrants were non-exercisable for six months after the closing of the offering and will expire five years after the effective date of the registration statement. The underwriter’s warrants are exercisable eat a price equal to 125% of $5, the public offering price in the IPO. The underwriter’s warrants are not redeemable. The underwriter’s warrants provide for cashless exercise and contain provisions for on demand registration of the sale of the underlying ordinary shares at the Company’s expense and unlimited “piggyback” registration rights for a period of five years after the closing of the IPO at the Company’s expense. The Company sold 1,241,459 and 19,361 ordinary shares at the closings of its IPO on December 26, 2018, and January 4, 2019, respectively. A total of 126,082 underwriter’s warrants were issued on January 4, 2019. The Underwriter’s warrants were valued at $1.51 per warrant using Black-Scholes Model. A risk-free rate of 4.35% per annum and volatility of 35% were used in the Black-Scholes Model calculation. The total value of underwriter warrants amounted to $190,384. The underwriter warrants were classified as equity and credit to the additional paid-in capital-underwriter cost account, which was offset by the same amount recorded as additional paid-in capital-underwriter cost.

NOTE 10 – NONCONTROLLING INTEREST

Noncontrolling interest are classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of the Company from the interest of the noncontrolling interest holder. Xishe Xianglin (Tianjin) Business Operation & Management Co. Ltd. was 49% owned by an unrelated third party as of December 31, 2020 and 2019, respectively.

Amount
Noncontrolling interest at December 31, 2017	$-
Net loss attributable to noncontrolling interest - 2018	(21,843)
Foreign currency translation adjustment attributable to noncontrolling interest - 2018	(823)
Noncontrolling interest at December 31, 2018	$(22,666)
Net loss attributable to noncontrolling interest - 2019	(153,742)
Foreign currency translation adjustment attributable to noncontrolling interest - 2019	(2,398)
Noncontrolling interest at December 31, 2019	$(178,806)
Net loss attributable to noncontrolling interest - 2020	(4,146)
Foreign currency translation adjustment attributable to noncontrolling interest	9,132
Noncontrolling interest at December 31, 2020	$(173,820)

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

The statutory reserve of Mingda Tianjin   amounted to $327,140 and $262,954 as of December 31, 2020 and 2019, respectively.

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

Service Contract

On September 6, 2018, the Company signed an Initial Public Offering Agreement (“IPO Agreement”) with NETW. Pursuant to the IPO Agreement, the Company engaged NETW as the Company’s exclusive lead or managing underwriter and/or book runner and investment banker in connection with the sale of at least of $6,000,000 worth of the Company’s ordinary shares. The Company agreed to pay NETW an underwriting discount or spread of seven percent (7%) of the gross proceeds from investors introduced by NETW and five percent (5%) of the gross proceeds from investors introduced by the Company. NETW shall be entitled to a corporate finance fee equal to two percent (2%) of the gross proceeds of the offering. The Company also agreed to reimburse NETW up to $75,000 out of pocket expenses related to the offering. The IPO agreement expired on September 6, 2019.

On December 25, 2019, the Company signed a one-year Investor Relations Agreement (“IR Agreement II”) with Weitian Group LLC. (“Weitian”). Pursuant to the IR Agreement II, Weitian will act as an investor counsel and provide related services to MDJM from January 1, 2020 to December 31, 2020. IR Agreement II shall be automatically renewed for consecutive twelve-month terms unless it is terminated or replaced with another agreement. As a consideration, the Company will pay $4,000 per month to Weitian. Either party may terminate the IR Agreement II by providing a written notice ten days before the date of termination.

Legal Proceeding

Except for the following disclosure, we are currently not a party to any litigation of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows or financial condition.

On June 24, 2020, Mingda Tianjin filed a civil complaint in Hexi District People’s Court, Tianjin City (the “Hexi Court”), alleging a breach of contract against Tianjin Pin Yue Real Estate. Ltd. (“Pin Yue Jiang Nan”). Mingda Tianjin entered into a Sales Agency Service Contract with Pin Yue Jiang Nan and completed all the services under the contract. Mingda Tianjin claimed that Pin Yue Jiang Nan owed unpaid service fee of $131,694 (RMB 860,992), a reserved fund of $37,785 (RMB 247,031) and late payment penalty and interest of $2,303 (RMB 15,054), totaled $171,782, as of the filing date. The Hexi Court accepted the case on June 24, 2020 and the case is proceedings.

NOTE 13 – LOSS ON DISPOSAL OF SUBSIDIARY

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

Due to delayed re-payments in 2020, the Group re-assessed note receivable, risk factor increased to 3% with no change of other factors. The present value of note receivable valued at $125,986. Of which, $72,191 was included in “Other receivable”, $53,794 was presented under the caption of “Other receivable-long term” in the accompanying consolidated financial statements. In 2020, the Group received one re-payment of $14,492 and recognized an interest income to $5,926, which was attributable to the passage of time.

NOTE 14 – RELATED PARTY TRANSACTIONS

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

NOTE 15 – SUBSEQUENT EVENTS

On January 29, 2021 and March 19, 2021, the Group received the full amount of $260,026 (RMB 1,700,000 translated at December 31, 2020 exchange rate) from Xingtian per court judgment related to the Gong Yuan Li project. The case was closed.

As of the date of filing, the Group filed five civil complaints in Gusu District People’s Court, Suzhou City (the “Gusu Court”), alleging breach of contracts against Tianfang Suzhou Real Estate. Ltd. (“Tianfang SZ”) on five projects. Total claimed amount is $151,522 (RMB 990,618 translated at December 31, 2020 exchange rate). The Gusu Court has accepted the cases.

On March 3, 2021, the Group filed a civil complaint in Hongqiao District People’s Court, Tianjin City (the “Hongqiao Court”), alleging breach of contracts against Tianjin Chengkai Real Estate. Ltd. (“Chengkai”). Total claimed amount is $64,994 (RMB 424,918 translated at December 31, 2020 exchange rate). The Hongqiao Court has accepted the cases.

NOTE 16 – RESTRICTED NET ASSETS OR PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

As of December 31, 2020, the Company’s operations are conducted through its PRC subsidiary and VIE, which can only pay dividends out of their retained earnings determined in accordance with the accounting standards and regulations in the PRC and after they have met the PRC requirements for appropriation to statutory reserve. In addition, a majority of the Company’s businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents, and signed contracts. These currency exchange control procedures imposed by the PRC government authorities may restrict the ability of the Company’s PRC subsidiary to transfer their net assets to MDJM LTD (the “Parent Company”) through loans, advances, or cash dividends.

Schedule I of Article 5-04 of Regulation S-X requires the condensed financial information of the parent company to be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of this test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of its consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company in the form of loans, advances or cash dividends without the consent of a third party. The restricted net assets of the Company’s PRC subsidiary amounted to approximately $5,008,022 and $4,883,123 as of December 31, 2020 and 2019, respectively.

The Company’s PRC subsidiary’ net assets as of December 31, 2020 and 2019 exceeded 25% of the Company’s consolidated net assets. Accordingly, Parent Company’s condensed financial statements have been prepared in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X and are as follows.

MDJM LTD
CONDENSED BALANCE SHEETS (UNAUDITED)
As of December 31,

	2020	2019
Assets
Cash	$4,976,511	$4,995,834
Prepaid expense	2,258	1,532
Current Assets	4,978,769	4,997,366

Investment is subsidiaries	5,140,775	4,621,653

Total Assets	$10,119,544	$9,619,019

Liabilities and Equity
Current liabilities	$-	$550
Due to subsidiaries	830,236	940,734
Total Liabilities	830,236	941,284

Ordinary shares: 50,000,000 shares authorized, par value: $0.001 per share, 11,675,216 and 11,640,820 shares issued and outstanding as of December 31, 2020 and 2019, respectively	11,675	11,641
Additional paid in capital	6,845,394	6,734,681
Statutory reserve	327,140	262,954
Retained earnings	2,142,657	1,948,804
Accumulated other comprehensive loss	(37,558)	(280,345)
Total MDJM Ltd stockholders’ equity	9,289,308	8,677,735
Total Liabilities and Equity	$10,119,544	$9,619,019

MDJM LTD
CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)
For the Years Ended December 31,

	2020	2019	2018
Revenue	$-	$-	$-
Share of profit (loss) in subsidiaries	258,039	453,106	(515,971)
Start-up fees	-	-	42,574
Other general and administrative expenses	73,421	101,948	-
Total operating expenses	73,421	101,948	42,574
Income (loss) from operations	184,618	351,158	(558,545)
Gain on foreign currency exchange	-	-	-
Interest income	55,125	26,719	-
Net income (loss)	239,743	377,877	(558,545)
Other comprehensive income (loss):
Foreign currency translation adjustments	242,787	(50,758)	(169,521)
Comprehensive income (loss)	$482,530	$327,119	$(728,066)

MDJM LTD
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the Year Ended December 31,

	2020	2019	2018
Net cash used in operating activities	$(19,572)	$(76,211)	$(42,574)
Net cash (used in) provided by investing activities	(110,498)	(624,440)	1,565,174
Net cash provided by financing activities	110,747	70,406	4,103,479
Net (decrease) increase in cash and cash equivalents	(19,323)	(630,245)	5,626,079
Cash and cash equivalents - beginning of the period	4,995,834	5,626,079	-
Cash and cash equivalents - end of the period	$4,976,511	$4,995,834	$5,626,079

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

Regulation S Offering

On August 20, 2020, the Board of Directors of MDJM Ltd approved to offer and sell an aggregate of 34,396 ordinary shares at $3.3 per share in reliance on the exemption under Rule 902 of Regulation S promulgated under the Securities Act of 1933, as amended (“Regulation S”). The proceeds are intended for working capital and general corporate purposes. The offering was closed on August 20, 2020 and the Company received gross proceeds of $113,507.