Form 20-F
period 2021-12-31
MDJM LTD
filed 2022-04-19
CIK 1741534

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Email: charlie.cai@mdjmjh.com

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

An aggregate of 11,675,216 Ordinary Shares, par value US$0.001 per share, as of December 31, 2021.

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

“We,” “us,” “our,” the “Company,” and the “Group” are to MDJM LTD (“MDJM”), a Cayman Islands company. Unless the context otherwise requires, in this annual report on Form 20-F references to:

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;
●	“Exchange Act” are to the Securities Exchange Act of 1934;
●	“fiscal year” are to the period from January 1 to December 31 of the year;
●	“Mansions Estate” are to Mansions Estate Agent Ltd, a United Kingdom company, in which MD UK (defined below) holds 51% of the equity interests;
●	“MD German” are to our wholly owned subsidiary, MD Lokal Global GmbH, a German company;
●	“MDJH Hong Kong” are to our wholly owned subsidiary, MDJCC Limited, a Hong Kong corporation;
●	“MD UK” are to our wholly owned subsidiary, MD Local Global Limited, a United Kingdom company;
●	“Mingda Tianjin” or the “VIE” are to Mingdajiahe (Tianjin) Co., Ltd., a company organized under the laws of the PRC, formerly known as Tianjin Mingda Jiahe Real Estate Co. Ltd., which we control via a series of contractual arrangements (the “VIE Agreements”) between WFOE (defined below) and the Mingda Tianjin Shareholders (defined below);
●	“Mingda Tianjin Shareholders” are to Siping Xu, Yang Li, Xia Ding, Qiang Ma, Liang Zhang, Meina Guo, Zhenyuan Huang, Mengnan Wang, Jie Zhang, and Lei Cai, collectively holding 100% of the equity interests in Mingda Tianjin;
●	“Ordinary Shares” are to the ordinary shares of MDJM, par value $0.001 per share;
●	“PRC operating entities” are to our PRC subsidiary and the VIE and its subsidiaries;
●	“primary real estate market” are to the market for newly constructed and completed residential and commercial real properties, “primary real estate agency services” are to agency services provided for the primary real estate market, “secondary real estate market” are to the market for all residential and commercial real properties other than those for sale in the primary real estate market, and “secondary real estate brokerage services” are to brokerage services provided for the secondary real estate market;
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002;
●	“Securities Act” are to the Securities Act of 1933, as amended;
●	“Securities Exchange Commission,” “SEC,” “Commission,” or similar terms are to the U.S. Securities Exchange Commission;
●	“MD Japan” are to our wholly owned subsidiary, Mingda Jiahe Development Investment Co., Ltd, a Japanese company;
●	“UK” are to the United Kingdom;
●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;
●	“U.S. GAAP” are to generally accepted accounting principles in the United States;
●	“VIE” are to variable interest entity;

●	“WFOE” are to Beijing Mingda Jiahe Technology Development Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by MDJH Hong Kong;
●	“Xishe” are to Xishe (Tianjin) Business Management Co. Ltd., a limited liability company organized under the laws of the PRC, which was wholly owned by Mingda Tianjin;
●	“Xishe Media” are to Xishe (Tianjin) Culture and Media Co., Ltd., a limited liability company organized under the laws of the PRC, which was wholly owned by Xishe; and
●	“Xishe Xianglin” are to Xishe Xianglin (Tianjin) Business Operations & Management Co. Ltd., a limited liability company organized under the laws of the PRC, which was controlled by Xishe, which held 51% equity ownership, and Zhongcai Nongchuang (Beijing) Technology Co., Ltd., an unrelated third party to us, which held 49% equity interest.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2021, 2020, and 2019. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars and pound sterling (“GBP”) to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain Renminbi and GBP amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

US$ Exchange Rate	December 31,
1 US$= RMB	2021	2020	2019
At the end of the year - RMB	6.3524	6.5378	6.9668
Average rate for the year - RMB	6.4491	6.9003	6.9072

1 US$=GBP
At the end of the year - GBP	0.7419
Average rate for the year - GBP	0.7327

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to our Business and Industry

The PRC operating entities’ business is susceptible to fluctuations in the real estate market of China.

The PRC operating entities conduct their real estate services business primarily in China. The PRC operating entities’ business depends substantially on the conditions of the PRC real estate market. Demand for private residential real estate in China has grown rapidly in the recent decade but such growth is often coupled with volatility in market conditions and fluctuations in real estate prices. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political, and other factors, such as the COVID-19 pandemic. Over the years, governments at both national and local levels have announced and implemented various policies and measures aimed to regulate the real estate markets, in some cases to stimulate further development and more purchase of residential real estate units and in other cases to restrict these activities from growing too rapidly. These measures can affect real estate buyers’ eligibility to purchase additional units, their down payment requirements and financing, as well as availability of land to developers and their ability to obtain financing. These measures have affected and may continue to affect the conditions of the China’s real estate market and cause fluctuations in real estate pricing and transaction volume. See “—The PRC operating entities’ business may be materially and adversely affected by government measures aimed at China’s real estate industry.” Furthermore, there may be situations in which China’s real estate industry is so active that real estate developers see a reduced need for marketing initiatives and reduce their spending on such initiatives, which could potentially adversely affect the PRC operating entities’ result of operations. To the extent fluctuations in the real estate market adversely affect real estate transaction volumes or prices, the PRC operating entities’ financial condition and results of operations may be materially and adversely affected.

The PRC operating entities’ business may be materially and adversely affected by government measures aimed at China’s real estate industry.

The real estate industry in China is subject to government regulations, including measures that are intended to control real estate prices. Since January 2011, PRC governmental agencies have issued a number of restrictive rules on the real estate market, which include:

●	minimum down payments for the first self-use (non-rental) housing units under 90 square meters must be no less than 20% of the purchase price, and no less than 30% for units over 90 square meters;

●	minimum down payments for the second housing units must be no less than 40% of the purchase price, and the loan interest rate must be no less than 110% of benchmark lending interest rate;
●	all municipalities directly under the central government, all provincial capitals, and other cities where the local housing prices are deemed to be too high or to have risen too fast, are required to temporarily suspend the sale of housing units to families with registered local permanent residences that already own two or more housing units, families without registered local permanent residences that already own one or more housing units, and families without registered local permanent residences that cannot provide evidence of their local payment of taxes or social insurance premiums for a required period;
●	value-added tax is imposed and calculated on the full sales revenue for the sale of all housing units held for less than two years, and for Beijing, Shanghai, Guangzhou, and Shenzhen, on the difference between the sales revenue and the amount paid for the housing unit for the sale of non-ordinary housing units which were purchased two or more years ago, and for regions outside of Beijing, Shanghai, Guangzhou, and Shenzhen, no value-added tax for the sales of non-ordinary housing units which were purchased two or more years ago;
●	real estate property tax pilot projects were launched in Shanghai and Chongqing. Local regulations require a real property tax to be imposed on certain local housing units purchased on or after January 28, 2011, at a current tax rate of 0.6% in Shanghai and at a tax rate ranging from 0.5% to 1.2% in Chongqing; and
●	governments of most major cities are required to set up and make public their target for controlling the price of local, newly built, residential housing units for the current year within the first season. Accordingly, many cities, including Shanghai, Beijing, Chongqing, and Shenzhen, have started such exercise to announce their respective price control targets for each year since 2011.

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

Following the real estate boom in 2015 and 2016 when the PRC real estate market saw significant and steady property sale price increases, the PRC government urged local governments to adopt measures to stabilize the real estate market. In 2016 and 2017, the local governments of several cities in the PRC have implemented a series of measures designed to stabilize the growth of the property market on a more sustainable level. Such tightening measures have affected some of the cities where the PRC operating entities operate, including Zhengzhou, Jinan, Suzhou, Chengdu, Tianjin, Beijing, and Changsha. In 2018, 2020, and 2021, certain local governments in the PRC further implemented measures to steady property sale price increases and stabilize the real estate market, such as Hainan which limited local residents from purchasing more than one residential property. Various rules have been enacted in cities where the PRC operating entities operate, such as (1) in Chengdu, five years must pass before residents may transfer or sell newly purchased residential property; and (2) in Tianjin, the local government continue to emphasize the importance of stabilizing the local real estate market.

On January 21, 2021, the Shanghai Housing and Construction Commission issued the Opinions on Promoting the Stable and Healthy Development of the City's Real Estate Market, specifying that the housing purchase restriction policy will be strictly enforced, and in case of a divorce, the number of housing units owned by either party will be calculated according to the total number of housing units owned by the family before the divorce if the couple purchases commercial housing within three years from the date of divorce. On August 4, 2021, the Beijing Municipal Housing and Construction Commission issued the Announcement on Further Improving the Purchase Restriction Policy for Commercial Housing, which clearly stated that in case of a divorce, and the number of housing units owned by the original family before the divorce does not meet the requirements of the city's purchase restriction policy for commercial housing, either party shall not purchase commercial housing in the city within three years from the date of divorce.

On March 22, 2021, the Chengdu Leading Group Office for Real Estate Market Steady Healthy Development issued the Notice on Further Promoting the Stable and Healthy Development of the Real Estate Market, which included foreclosed houses and commodity housing projects under construction acquired through judicial auctions and equity transfers in the management of restricted sales. On August 5, 2021, the Chengdu Leading Group Office issued the Notice on Matters Related to Strengthening the Management of Gifts and Optimizing the Review of Qualifications for Home Purchase in Consequential Position, which strictly identified gifts of housing to the purchase behavior restriction criteria. On December 17, 2021, the Supreme People's Court issued the Regulations on Certain Issues Concerning the Qualification of Bidders for Judicial Auction of Real Estate by the People's Courts, which, among other things, required that the People's Courts not permit a bidder to participate in a judicial auction of property organized by the People's Court, if the bidder is subject to the restrictive purchase policy of the location of the property. This provision has been implemented since January 1, 2022. On March 3, 2021, the Shanghai Housing Authority issued the Notice on Further Strengthening the Management of the City's Real Estate Market to enforce housing sales restrictions. On May 27, 2021, Suzhou City held a special meeting on real estate control and rental housing construction, emphasizing the need to focus on increasing the intensity of real estate market regulation and control, making every effort to do a good job of policy regulation and control, and continuing to strictly implement the purchase restriction, price restriction, loan restriction, and sales restriction measures that have been introduced in Suzhou City. On July 13, 2021 the Housing and Construction Commission and other eight departments issued the Notice on the Continuous Rectification and Standardization of the Real Estate Market Order to strength the real estate market order rectification efforts.

At present, governments nationwide are still strengthening their efforts to regulate the real estate market. Beijing and Shanghai have imposed restrictions on the purchase of housing within three years after a couple's divorce, and an individual's eligibility for housing purchase restrictions will be calculated based on the total number of housing units in the family before the divorce. Since Chengdu City included foreclosed houses and under-construction commercial housing projects acquired through judicial auctions and equity transfers in the management of restricted sales, the Supreme People's Court also issued relevant laws to include foreclosed houses in the scope of restricted purchases. Chengdu City also strictly identified the criteria for the purchase restriction of gifted housing. In general, while continuing to strictly enforce the existing purchase restriction policies across the country, the scope of sale restriction is still being expanded and eligibility restrictions for home purchase increased, showing an overall tendency of contraction.

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

However, the full effect and extent of these policies on the real estate industry and the PRC operating entities’ business will depend in large part on the implementation and interpretation of the circulars by governmental agencies, local governments, and banks involved in the real estate industry. The PRC government’s policies and regulatory measures on the PRC real estate sector could limit the PRC operating entities’ access to required financing and other capital resources, adversely affect the property purchasers’ ability to obtain mortgage financing, or significantly increase the cost of mortgage financing, reduce market demand for the PRC operating entities’ services and ability to successfully make sales and obtain relevant commissions, and increase their operating costs. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures or that agencies and banks will not adopt restrictive measures or practices in response to PRC governmental policies and regulations, which could substantially reduce pre-sales of the PRC operating entities’ properties and cash flow from operations and substantially increase their financing needs, which would in turn materially and adversely affect their business, financial condition, results of operations, and prospects.

Our financial condition, results of operations, and cash flows may be adversely affected by public health epidemics, including the COVID-19 pandemic.

The COVID-19 pandemic caused business disruptions beginning in January 2020, including the closure of the majority of businesses in mainland China. Because of the quarantines and travel restrictions mandated by the Chinese government, from the end of January to mid-March of 2020, many real estate projects the PRC operating entities were promoting and selling were suspended, which adversely impacted their business during that period. Starting from the end of March 2020, these real estate projects began to reopen. Although the PRC operating entities were able to resume their normal operation since April 2020, the COVID-19 pandemic materially adversely affected their business operations and financial results for 2020 and 2021, including material negative impacts on their revenue, slower collection of accounts receivables, and additional allowance for doubtful accounts. Since March 2022, localities in China are employing strict lock-down policies to manage the recent trend of rapid outbreaks. Since the PRC operating entities have started to reduce their operations in China, the recent outbreaks have had limited additional direct impact to their business. However, the general impact of the pandemic on the Chinese economy implicates potential larger-scale effects on their industry and business. Because of the significant uncertainties surrounding future development of the COVID-19 pandemic, the PRC operating entities cannot reasonably estimate the full extent of the business disruption and the related financial impact at this time.

Failure to maintain or enhance the PRC operating entities’ brands or image could have a material and adverse effect on their business and results of operations.

We believe the “Mingda Jiahe” brand is associated with a well-recognized, integrated real estate services company in the local markets that it operates, with consistent high-quality services among real estate developers and other real estate market players such as design institutes, transportation bureaus, and infrastructure bureaus in China. The brand is integral to the PRC operating entities’ sales and marketing efforts. The PRC operating entities’ continued success in maintaining and enhancing their brand and image depends to a large extent on their ability to satisfy customer needs by further developing and maintaining quality of services across their operations, as well as their ability to respond to competitive pressures. If the PRC operating entities are unable to satisfy customer needs or if their public image or reputation were otherwise diminished, the business transactions with their customers may decline, which could in turn adversely affect their results of operations.

The PRC operating entities may not be able to successfully execute their strategy of expanding into new geographical markets in China, which could have a material and adverse effect on the PRC operating entities’ business and results of operations.

The PRC operating entities plan to continue to expand their business into new geographical areas in China, such as first-tier, second-tier, and third-tier cities in the eastern seaboard area and central China. As China is a large and diverse market, consumer trends and demand may vary significantly by region and the PRC operating entities’ experience in the markets in which they currently operate may not be applicable in other parts of China. As a result, they may not be able to leverage their experience to expand into other parts of China. When the PRC operating entities enter new markets, they may face intense competition from companies with greater experience or an established presence in the targeted geographical areas or from other companies with similar expansion targets. In addition, their business model may not be successful in new and untested markets and markets with a different legal and business environment, such as Hong Kong and Macau. Therefore, they may not be able to grow their revenue in the new cities they enter into due to the substantial costs involved. Specifically, pursuant to the PRC laws, while real estate service companies are not required to obtain local government approval prior to commencement of operations, they shall make record-filing with the real estate regulatory authorities at the county level or above within 30 days after effecting the State Administration for Industry and Commerce (the “SAIC”) registration, and local governments may impose local regulations with respect to operation eligibility and record-filing deadlines for primary real estate agency service providers to comply with. Typically, local governments impose eligibility standards such as registered capital, minimum number of qualified real estate brokers and/or sales associates, and/or minimum size of the operating premises. For local governments requesting service providers to make record filings, there may be a filing deadline imposed, and if service providers do not comply, it may result in fines, penalties, and/or the suspension of operation. If the PRC operating entities are not able to meet the operation eligibility requirements, or are not able to, when applicable, timely file with relevant local real estate regulatory authorities in markets the PRC operating entities desire to expand to, they may be unable to execute their strategy of expanding into desired new geographical markets in China, which could have a material and adverse effect on their business and results of operations.

There is no guarantee that the PRC operating entities will be able to win bids from real estate developers at a similar rate as they did in 2021, 2020, and 2019, if they are unable to maintain similar bid-winning rates as right now, their results of operations and prospects may be materially and adversely affected.

A substantial part of the PRC operating entities’ revenue comes from their primary real estate agency services. Their ability to generate revenue from their primary real estate agency services depends on winning bids from real estate developers. In 2021, 2020, and 2019, they were able to win 50%, 50%, and 61% of the total bids they submitted, respectively. The PRC operating entities’ bid-winning rate in turn, depends on various factors such as the capability of their competitors, their ability to continue to deliver high-quality bidding plans. Additionally, the availability of bids also depends on the general economic environment and the general growth of the PRC real estate market. Although the PRC operating entities have been able to maintain a healthy ratio of winning bids, there can be no assurance that they will be able to continue with the current success rate. As such, if they are unable to maintain or improve their bid-winning rates, their results of operations and prospects may be materially and adversely affected.

There is no guarantee that the PRC operating entities will be able to maintain their sales performance as they did in 2021, 2020, and 2019. In the event that their sales performance declines due to factors outside of our control or due to the deterioration of their performance, our results of operations and prospects may be materially and adversely affected.

A substantial part of our revenue comes from the PRC operating entities’ primary real estate agency services. They generate revenue through commissions paid by their real estate developer clients. The commission payment plans depend on the total number of units for sale and the percentage of units the PRC operating entities are able to sell. Their commission rate may be a fixed rate where, regardless of how many units they sell, they are paid at the same rate, or a progressive rate, where their commission rate varies with the number of units they are able to sell in a stated period. In 2021, 2020, and 2019, the PRC operating entities were able to achieve an average commission rate of 0.72%, 1.01%, and 0.94% in their sales performance, respectively. Moreover, their sales performance depends on various factors, some of which are outside of their or our control, such as the appetite of prospective buyers for the specific real estate projects they are promoting and selling, general economic environment, and PRC government’s restrictive policies on real estate. The PRC operating entities’ sales performance will also decline if they fail to execute their selling and marketing plans effectively, which may materially and adversely affect their, and consequentially our, results of operations and prospects.

The PRC operating entities plan to reduce their scale of operations and to decrease their on-going programs, and, their, and consequently our, results of operations or profitability could be adversely affected.

Our revenue generated through the PRC operating entities for the year ended December 31, 2021, was $4,446,764, a decrease of $1,421,961, or 24%, from $5,868,725 in the same period of 2020. The decrease of the revenue for 2021 was primarily due to the negative impact of the COVID-19 pandemic and real estate market-related policies adopted by the Chinese government. From 2021, the scope of property purchase restrictions was further expanded. In Beijing and Shanghai, the purchase of housing within three years after divorce is restricted, and the eligibility of individuals for housing purchase restriction will be calculated based on the total number of housing units in the family before divorce. On March 22, 2021 Chengdu included foreclosed houses and commodity housing projects under construction acquired through judicial auctions and equity transfer into the management of sale restriction, and then the Supreme People's Court also issued relevant laws to include foreclosed houses into the scope of purchase restriction. In addition, the application and use conditions of home purchase loans and housing fund is under strict control to drive down property transactions.

Our revenue for the year ended December 31, 2020, was $5,868,725, an increase of $188,748, or 3.3%, from $5,679,977 in the same period of 2019. The increase of the revenue for the year of 2020 was primarily due to the increase of the PRC operating entities’ average commission rate in 2020. In 2021, the Chinese real estate market has shrunk because of the COVID-19 pandemic and real estate market-related policy adjustments by the PRC government. Expecting this trend to continue to unfold, our board of directors has adjusted our growth strategies to reduce the scale of operations of the PRC operating entities and shift our focus onto developing the overseas operations that currently are propelled by our UK, Japanese, and German subsidiaries. Starting in 2021, the PRC operating entities have reduced the existing real estate agency programs and decreased the size of their sales team on relevant projects, and plan to further downscale their operations in 2022.

Such adjustment of strategies, especially the PRC operating entities’ plan to reduce their scale of operations and to decrease their on-going programs, could have a material and adverse effect on their, and consequentially our, liquidity, financial condition, and results of operations.

If the PRC operating entities are unable to compete successfully, our financial condition and results of operations may be harmed.

The PRC operating entities encounter intense competition in each of their business segments on a national, regional, and local level. Competition in the industry is primarily based on quality of services, brand name recognition, geographic coverage, commission rates or service fees, and range of services. Compared to real estate development, providing real estate services does not require significant capital commitments. This low barrier to entry allows new competitors to enter their markets with relative ease. The new competitive landscape has placed additional demands on the PRC operating entities to increase the amount of resources they provide to the customers and increase the quality of their services in order to retain their customers. New and existing competitors may offer competitive rates, greater convenience, or superior services, which could attract customers away from them, resulting in lower revenue for their operations. Competition among real estate services companies may cause a decrease in commission rates or service fees they receive and higher costs to attract or retain talented employees.

While the PRC operating entities are one of the largest real estate agency companies in Tianjin, and they are in the process of establishing their market positions in new markets such as Chengdu, Suzhou, and Yangzhou, their relative competitive position varies significantly by service type and there is no guarantee that they are able to achieve or maintain a leading position. They may not be able to continue competing effectively, maintain their current fee arrangements or margin levels, or ensure that they will not encounter increased competition.

The PRC operating entities’ major competitors in the Tianjin market are Shenzhen World Union Real Estate Consultants Co., Ltd., eHouse (China) Holdings Ltd., and Centaline Property Agency Ltd. Their major competitors in the Suzhou market are Birthidea Culture Media Co., Ltd., Tospur Real Estate Consulting Co., Ltd., and Beijing Syswin Lixiang Holding Group. Their major competitors in the Yangzhou market are Centaline Property Agency Ltd., eHouse (China) Holdings Ltd., and Xiamen New Visual Angle Real Estate Planning Agency Co., Ltd.

Some of the PRC operating entities’ competitors may have a broader national presence than them and may have a more established brand name recognition than them in major markets, and also may have more financial or other resources than them. Others may have smaller aggregate businesses than them but may be more established and have greater market presence and brand name recognition on a local or regional basis. The PRC operating entities are also subject to competition from other large national and international firms such as World Union Real Estate Consultancy (China) Ltd., Jones Lang LaSalle, Centaline Group, and SouFun Holdings Limited. These firms may have more financial or other resources than the PRC operating entities. If the PRC operating entities fail to compete effectively, our business operations and financial condition will suffer.

Our results of operations and cash flows through the PRC operating entities may fluctuate due to seasonal variations in the real estate market and the non-recurring nature of their services provided to real estate developers.

Our operating income and earnings through the PRC operating entities have historically been lower during the first quarter than other quarters. This results from the relatively low level of real estate activities during the winter and the Chinese New Year holiday period, which falls within the first quarter each year.

We generate a majority of our total revenue through the PRC operating entities from services provided to real estate developers and expect to continue to rely on real estate developers to generate a significant portion of our revenue through the PRC operating entities for the foreseeable future. Revenue from their services to real estate developers typically are generated on a project-by-project basis. Each project may have several phases that in the aggregate, last for more than five years. Developers must first obtain sales permits and the timing of obtaining sales permits varies from project to project and is subject to uncertain and potentially lengthy delays as developers need to obtain a series of other permits and approvals related to the development before obtaining the sales permit. Additionally, whether future phases of a project will be constructed depend on a variety of factors such as the macroeconomic circumstances and the real estate market circumstances, as well as the sales performance of existing phases of a project. As such, there is no guarantee how much service revenue the PRC operating entities may generate from each of their developer clients.

It is therefore difficult to predict the interval between the time they sign the agency agreements and the time they launch the sale for the projects. The PRC operating entities recognize commission revenue from their primary real estate agency services upon achieving successful sale of an entire project or a phase of a project. “Successful sale,” as defined in individual contracts with their developer clients, depends on, among other things, the delivery of the down payment and some purchasers may not deliver the down payments on time. Certain projects may take longer to complete the sales and thus making it difficult for us to forecast revenue, which increases period-to-period fluctuations. For the PRC operating entities’ independent training, they typically agree to a fixed fee arrangement conditional upon the completion of a project, or a monthly consulting fee payment. For some of their consulting projects in relation to real estate design, sales, and marketing strategy, land acquisition, and property development, they may agree to a fixed fee arrangement conditional upon the delivery of a final product, such as providing a market study report or sales and marketing strategy report, or a monthly consulting fee payment. Because such consulting projects may take anywhere from a month to a year to perform, the timing of recognizing revenue from such projects may cause fluctuations in our quarterly revenue and even our annual revenue. Furthermore, difficulty in predicting when these projects will begin and how long it will take for the PRC operating entities to complete them makes it difficult for us to forecast revenue.

In addition, the PRC operating entities have in the past entered into, and expect to continue to enter into, contracts from time to time with developers requiring them to pay deposits, which has from time to time resulted in their operating with negative cash flows or, if they fail to recover such deposits, could have a material and adverse effect on their, and consequentially our, liquidity, financial condition, and results of operations.

The PRC operating entities’ sales, revenue, and operations will be affected if the prospective buyers are not able to secure mortgage financing on attractive terms, if at all.

A majority of the residential property purchasers of the projects the PRC operating entities serve rely on mortgages to fund their purchases. If the availability or attractiveness of mortgage financing is reduced or limited, many of their prospective buyers may not desire or be able to purchase their properties and, as a result, the sales progress of the property projects they serve will slow down and take longer to complete, and thus their business, liquidity, and results of operations could be adversely affected. Among other factors, the availability and cost of mortgage financing may be affected by changes in PRC regulations or policies or changes in interest rates.

The circulars issued by the PRC State Council and related measures taken by local governments and banks have restricted and may continue to restrict the ability of purchasers to qualify for or obtain mortgage financing. Since January 26, 2011, for a household purchasing a second residential household property with mortgage financing, the down payment must be at least 60% of the purchase price and the interest rate for the mortgage on such property must be at least 1.1 times the benchmark interest rate. The notice of the General Office of the PRC State Council promulgated on February 26, 2013, authorized local counterparts of the People’s Bank of China (the “PBOC”) to further increase down payment ratios and interest rates for loans to purchase second properties in accordance with the price control policies and targets of the corresponding local governments.

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

In October 2016, Suzhou increased the minimum down payment for first homeowners seeking second home owner but has no outstanding real estate mortgages to 50%, and first home owners seeking second home owner but has outstanding real estate mortgages to 80%, and additionally, suspended commercial mortgages to personal purchases of real estate property by owners of more than two residents.

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

After the State Council made the decisions and arrangements for the stable and healthy development of the real estate market, requiring the prevention of irregular flow of loans for business purposes into the real estate sector, the PBOC issued a notice on March 26, 2021, requiring real estate intermediaries not to provide advice and services for home buyers on financial products such as business loans. Shanghai also emphasized strict control of rental loan business. In addition to strictly restricting the use of loans, some provinces and cities have also restricted the application conditions and scope of application for housing provident fund loans. For example, the Tianjin Municipal Government has issued a policy stipulating that (i) if elevators are installed in an existing residence within the administrative area of Tianjin, the applicant can apply to use the housing provident fund; (ii) if the individual or its spouse has an outstanding individual housing provident fund loan in the city, the individual cannot use housing provident fund; (iii) if the individual and its spouse rent two or more houses at the same time, they can only apply to use housing provident fund for one of the houses; and (iv) starting from September 22, 2021, if an employee's family purchases a second home in the city and applies for a personal housing provident fund loan, the loan interest rate will be 1.1 times the personal housing provident fund loan interest rate for the first home in the same period. In general, the application and use conditions of home loans and housing provident funds are strictly controlled across the country, and such policies have a certain negative impact on the real estate sales market.

We cannot predict how long these policies will continue or what other action, if any, the banks in cities in which the PRC operating entities operate may take.

In addition, from 2013, PRC banks have tightened the conditions on which mortgage loans are extended to home buyers by comparing the anticipated monthly repayment of the mortgage loan with the individual borrower’s monthly income and other measures. Therefore, mortgage loans for home buyers have been subject to longer processing periods or even denied by the banks. The PRC operating entities monitor their homebuyers’ outstanding mortgage loans on an ongoing basis via our management reporting procedures and have taken the position that contracts with underlying mortgage loans with processing periods exceeding one year cannot be recognized as revenue under the percentage of completion method. As a result, the PRC operating entities reversed contracted sales of the amounts related to apartments for which mortgage loans with processing periods exceeding one year when recognizing revenue under the percentage of completion method.

The PRC operating entities’ reliance on a concentrated number of real estate developers may materially and adversely affect us.

During the year ended December 31, 2021, revenue from the PRC operating entities’ three major customers represented 34%, 23%, and 10% of their total revenue, respectively. Revenue derived from services the PRC operating entities rendered to major clients (i.e., a client generating 10% or more of their revenue) for the years ended December 31, 2021, 2020 and 2019, accounted for approximately 67%, 61%, and 58%, respectively, of their total revenue. The PRC operating entities do not have cooperation agreements or other partnership agreements with their top clients. In the future, they cannot guarantee that they will be able to win bids for primary agent sales services with real estate developers of similar calibers who would provide them with similar revenue, or require their services at the same level, or the real estate developers may experience financial or other difficulties that prevent them from making timely delivery of their properties under development. Should these real estate developers terminate or substantially reduce their agency services contract with the PRC operating entities and the PRC operating entities fail to find alternative real estate developers to provide them with revenue-generating business, or if any of the real estate developers fail to make timely delivery of their properties under development, the PRC operating entities’ financial condition and results of operations may be materially and adversely affected.

We face long cycles to settle the PRC operating entities’ accounts receivable and customer deposits, which could materially and adversely affect our results of operations.

As part of the industry practice, many of the PRC operating entities’ developer clients elect to settle their commission and other service fees only upon the completion of the entire project or a phase of a project. The PRC operating entities’ working capital levels are therefore affected by the time lag between the time they actually make sales, bill their clients, and collect the funds owed to them. This also results in large accounts receivable balances. As of December 31, 2021 and 2020, the PRC operating entities’ accounts receivable balances, net of allowance for doubtful accounts, were $2,137,711 and $4,062,343, respectively. Some of the PRC operating entities’ developer clients require them to pay an upfront and refundable deposit as demonstration of their financial strength and commitment to provide high-quality service and refund such deposits subject to certain pre-determined criteria at a date specified in the agency contracts. As of December 31, 2021 and 2020, they had $0 and $0 such deposit made to their client, respectively.

We may be subject to liabilities in connection with the PRC operating entities’ real estate agency activities.

As a real estate sales agent, the PRC operating entities and their licensed employees are subject to statutory obligations not to sell properties that fail to meet the statutory sales conditions or provide false statements on the conditions of any property in any advertisement. The PRC operating entities must present clients with relevant title certificates or sales permits of the properties and the related letter of authorization. Failure to fulfill these obligations could subject them or their employees to litigation from parties who purchased, sold, or leased properties they brokered. They or their employees may become subject to claims by other participants in real estate transactions claiming that they or their employees did not fulfill our statutory obligations as brokers.

If we or the PRC operating entities’ fail to hire, train, and retain qualified managerial and other employees, our business and results of operations could be materially and adversely affected.

We place substantial reliance on the real estate industry experience and knowledge of our senior management team as well as their relationships with other industry participants. Mr. Siping Xu, our chairman and chief executive officer, is particularly important to our future success due to his substantial experience and reputation in the real estate industry. We or the PRC operating entities do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of the services of one or more members of our senior management team due to their departure, or otherwise, could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected.

The PRC operating entities’ real estate service professionals interact with their customers on a daily basis. They are critical to maintaining the quality and consistency of our services and our brand and reputation. It is important for the PRC operating entities to attract qualified managerial and other employees who have experience in real estate related services and are committed to their service approach. There may be a limited supply of qualified individuals in some of the cities in China where the PRC operating entities have operations and other cities into which they intend to expand. They must hire and train qualified managerial and other employees on a timely basis to keep pace with their rapid growth while maintaining consistent quality of services across their operations in various geographic locations. They must also provide continuous training to their managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of the PRC operating entities’ operations and can meet their demand for high-quality services. If the PRC operating entities fail to do so, the quality of services may decrease in one or more of the markets where they operate, which in turn, may cause a negative perception of their brand and adversely affect their business.

The PRC operating entities’ business depends on their trademark “Mingda Jiahe.” Any failure to protect their trademark and other intellectual property rights could have a negative impact on their business.

We believe that market recognition of the PRC operating entities’ trademark “Mingda Jiahe” has contributed significantly to the success of their business. We also believe that maintaining and enhancing the “Mingda Jiahe” brand is critical to maintaining the PRC operating entities’ competitive advantage. Any unauthorized use of their trademark and other intellectual property rights could harm their competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States or the Cayman Islands, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use are difficult. The measures the PRC operating entities take to protect their intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving and could involve substantial risks to us. If the PRC operating entities are unable to adequately protect their brand, trademark, and other intellectual property rights, they may lose these rights and their business may suffer materially.

As internet domain name rights are not rigorously regulated or enforced in China, other companies have incorporated in their domain names elements similar in writing or pronunciation to the “Mingda Jiahe” trademark or their Chinese equivalents. This may result in confusion between those companies and the PRC operating entities and may lead to the dilution of their brand value, which could adversely affect their business.

If the PRC operating entities fail to obtain or keep licenses, permits, or approvals applicable to the various real estate services provided by them, they may incur significant financial penalties and other government sanctions.

Due to the broad geographic scope of the PRC operating entities’ operations and the wide variety of real estate services they provide, they are subject to numerous national, regional, and local laws and regulations specific to the services they perform. Pursuant to the applicable regulations regarding real estate agency and brokerage businesses, a real estate broker is required to conduct a filing with the real estate administrative authority within 30 days after issuance of its business license. The PRC operating entities have completed such filings with the relevant local real estate administrative authorities for Mingda Tianjin, and its Suzhou Branch Office, and Yangzhou Branch Office. No such filing is required by the relevant real estate administrative authorities for Chengdu Branch Office.

If the PRC operating entities fail to properly file records or to obtain or maintain the licenses and permits for conducting their businesses, the relevant branch office or subsidiary may be ordered to cease conducting the relevant real estate services and be subject to warning, fines, and revocation of its licenses. Given the large size and scope of real estate sale transactions, both the difficulty of ensuring compliance with the multiple levels of licensing regimes and the possible loss resulting from non-compliance are significant.

Moreover, the VIE, Mingda Tianjin, its consolidated subsidiaries and consolidated branch offices, are required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide their current services. Specifically, Mingda Tianjin, and its Suzhou Branch Office, Yangzhou Branch Office, and Chengdu Branch Office, each engaged in providing primary real estate agency services, are either required to maintain applicable primary real estate brokerage licenses or submit for record filing with the relevant local regulatory authorities. These licenses are essential to the operation of the relevant business segments and are generally subject to review by the relevant governmental authorities. The VIE, and its consolidated subsidiaries and consolidated branch offices may also be required to obtain additional licenses.

If the PRC operating entities fail to properly obtain or maintain the licenses and permits or complete the filing and registrations required to conduct their business, their affected subsidiaries, VIE and its consolidated subsidiaries and consolidated branch offices in China may be warned, fined, have their licenses or permits revoked, or ordered to suspend or cease providing certain services, or subjected to other penalties, including confiscation of revenue, sanctions, or liabilities, which in turn could materially and adversely affect the PRC operating entities’ business, financial condition and results of operations.

Increases in labor costs in the PRC may adversely affect the PRC operating entities’ business and their profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for the PRC operating entities’ employees has also increased in recent years. We expect that the PRC operating entities’ labor costs, including wages and employee benefits, will continue to increase. Unless the PRC operating entities are able to pass on these increased labor costs to the customers by increasing prices for their products or services, their, and consequentially our, profitability and results of operations may be materially and adversely affected.

In addition, the PRC operating entities have been subject to stricter regulatory requirements in terms of entering into labor contracts with their employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance, and childbearing insurance to designated government agencies for the benefit of their employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008, its implementing rules that became effective in September 2008, and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that the PRC operating entities decide to terminate some of the PRC operating entities’ employees or otherwise change their employment or labor practices, the Labor Contract Law and its implementation rules may limit their ability to effect those changes in a desirable or cost-effective manner, which could adversely affect their business and results of operations. Besides, pursuant to the Labor Contract Law and its amendments, dispatched employees are intended to be a supplementary form of employment and the fundamental form should be direct employment by enterprises and organizations that require employees. Further, it is expressly stated in the Interim Provisions on Labor Dispatch that became effective on March 1, 2014, that the number of seconded employees an employer uses may not exceed 10% of its total labor force and the employer has a two-year transition period to comply with such requirement. The VIE and its consolidated subsidiaries and consolidated branch offices had used seconded employees for their principal business activities. The transition period ended on February 29, 2016, and the PRC operating entities have taken steps to decrease the number of seconded employees. If the PRC operating entities are deemed to have violated the limitation on the use of seconded employees under the relevant labor laws and regulations, they may be subject to fines and incur other costs to make required changes to their current employment practices.

The 14th Five-Year Plan for Employment Promotion issued by the State Council on August 27, 2021 emphasizes the necessity to improve the income level and rights protection for workers, to vigorously develop corporate and occupational pensions, and to standardize the development of third pillar (personal and commercial) pension insurance. It also promotes the extension of unemployment insurance and work injury insurance to cover all workers and the coordination of insurance fund management across provincial regions. Following the central government's increasing attention to labor relations and employment, major cities like Beijing and Tianjin introduced the municipal versions of heightened labor protection and supervision regulations in 2021.

As the overall employment pressure in China is high and the workers' rights and interests protection has become a hot topic, governments at all levels have emphasized the need to raise the level of workers' income and worker’s rights and interests protection. Local governments have promulgated corresponding policies to regulate the labor contract system and strengthen the supervision of employers in detail. The central and local governments have also made it clear that they will strengthen employment supervision so as to protect the legitimate rights and interests of dispatched labors. It is expected that employers will continue to be under increasingly strict legal supervision.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that the PRC operating entities’ employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If the PRC operating entities are deemed to have violated relevant labor laws and regulations, they could be required to provide additional compensation to their employees and their, and consequentially our, business, financial condition, and results of operations could be materially and adversely affected.

The PRC operating entities face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt the PRC operating entities’ operations.

The PRC operating entities’ business could be materially and adversely affected by natural disasters, health epidemics, or other public safety concerns affecting the PRC, and particularly Tianjin, Chengdu, Suzhou, and Yangzhou. Natural disasters may give rise to severe interruptions to construction business and adversely affect the PRC operating entities’ ability to provide services to clients. In recent years, there have been outbreaks of epidemics in China and globally, such as COVID-19, H1N1 flu, and avian flu. The PRC operating entities’ business operations could be disrupted by any of these epidemics. In addition, the results of operations of the PRC operating entities could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. A prolonged outbreak of any of these illnesses or other adverse public health developments in China or elsewhere in the world could have a material adverse effect on the PRC operating entities’ business operations.

Such outbreaks could significantly impact the real estate industry, which could severely disrupt the PRC operating entities’ operations and adversely affect their business, financial condition, and results of operations. The PRC operating entities’ headquarters is located in Tianjin, where the management and employees currently reside. Consequently, if any natural disasters, health epidemics, or other public safety concerns were to affect Tianjin or cause travel restriction in or out of Tianjin or its surrounding areas, the PRC operating entities’ operations may experience material disruptions, which may materially and adversely affect their, and consequentially our, business, financial condition, and results of operations.

As our Japanese subsidiary MD Japan commences operations in Japan, it may incur losses if economic conditions in Japan worsen.

Instability in the Japanese stock market and foreign currency exchange rates may have an adverse impact on our Japanese subsidiary MD Japan’s asset and liability management as well as its results of operations. Various other factors, including the COVID-19 pandemic and measures being implemented in response to the pandemic such as restrictions on travel, store operations, and other economic activities, the decreasing and aging demographics in Japan, stagnation or deterioration of economic and market conditions in other countries, growing global competition and trade conflicts, may also have a material negative impact on the Japanese economy. Japan in-bound travel restrictions and declarations of state of emergencies within Japan leading to closings of facilities and other COVID-19-related factors are adversely impacting future operating revenue of MD Japan’s potential businesses.

Although MD Japan has not commenced its operations and has not generated any revenue as of the date of this report and is still in the process of developing its business plan, any of the aforementioned factors could have a material and adverse impact on its development, potential results of operations, future business, and consequently adversely affect our business, financial condition, and results of operations.

Our Japanese subsidiary MD Japan’s business operations are exposed to risks of natural disasters, terrorism, and other disruptions caused by external events.

As with other Japanese companies, MD Japan will be exposed to heightened risks of large-scale natural disasters, particularly earthquakes. MD Japan’s risk management policies and procedures may be insufficient to address the consequences of these external events, resulting in its inability to continue to operate a part or the whole of its business. In addition, its redundancy and backup measures may not be sufficient to avoid a material disruption in its operations, and its contingency and business continuity plans may not address all eventualities that may occur in the event of a material disruption caused by a large-scale natural disaster. Such external events may result in loss of facility and human and other resources, suspension or delay in all or part of MD Japan’s operations, inability to implement business strategic measures or respond to changes in the market or regulatory environment as planned, and other disruptions to its operations. In addition, MD Japan may be required to incur significant costs and expenses, including those incurred for preventive or remedial measures, to deal with the consequences of such external events. As a result, MD Japan’s future business, operating results, and financial condition may be materially and adversely affected.

Potential political shocks and uncertainties in the European Union (the “EU”), including the development of Brexit, could have unpredictable consequences for the real estate market and the wider economy, and our German subsidiary’s ability to protect itself against these risks is limited.

Since the global financial crisis and subsequent European sovereign debt crisis between 2009 and 2012, political uncertainty in Europe has been elevated. The withdrawal of the UK from the EU (“Brexit”) in particular, but also, the increasing attractiveness to voters of populist political movements in other member states has raised concerns about a potential unwinding of aspects of European integration that could have implication to the German and UK real estate markets our subsidiaries operate in. While the European economic architecture and crisis response capabilities were strengthened substantially over the past decade, since 2020, the crisis caused by the COVID-19 pandemic has led to a massive deterioration of the fiscal situation for many EU and Economic and Monetary Union countries again. To support the economic recovery and modernization, the EU has launched the unprecedented, multi-year Next Generation EU program, comprising grants and loans of more than €800 billion (at current prices) and committing the member states to pursue ambitious national structural reform and investment plans to receive the funds. This has improved the prospects for growth-enhancing structural reforms and further integration among EU member states, both viewed as important tools to reduce the Eurozone’s vulnerabilities to future crises. However, given the political uncertainties, e.g., stemming from coming parliamentary and presidential elections in several countries, there remain downside risks to the future economic performance and political cohesion in Europe. More recently, the trade and financial sanctions imposed on Russia due to its invasion of Ukraine, have caused turbulence in the global markets, especially in the relevant European industries. Although our German subsidiary, MD German, has not commenced its operations and has not generated any revenue as of the date of this report, any of the aforementioned factors could materially and adversely affect its development and future business. If these risks materialize, they may ultimately result in material impediments in MD German’s potential business development as its business will be under the impact of decreased economic output and increased uncertainty, which would materially adversely affect its operating results and financial condition. An escalation of political risks could have consequences for the financial system, public debt sustainability, the value of the euro and the greater economy as a whole, potentially leading to impediments in business levels, acquisition of assets and losses across MD German’s businesses.

If, in an extreme tail risk scenario, one or more members of the Eurozone defaults on their debt obligations or decides to leave the common currency, this would result in the reintroduction of one or more national currencies. Should a Eurozone country conclude it must exit the common currency, the resulting need to reintroduce a national currency and restate existing contractual obligations could have unpredictable financial, legal, political, and social consequences, leading not only to significant losses on sovereign debt but also on private debt in that country. Our recently formed German subsidiary MD German’s ability to plan for such a contingency in a manner that would reduce its exposure to non-material levels is likely to be limited. If the overall economic climate deteriorates as a result of Brexit or further departures from the Eurozone, MD German’s future business could be adversely affected, and it could incur substantial losses.

As our UK subsidiaries, MD UK and Mansions Estate, commence operations in the UK, we may incur losses due to uncertainties of economy, policies, and general circumstances in the UK.

Brexit may have adverse effects on our business, results of operations, or strategic plans. The UK Government concluded a Trade Cooperation Agreement (TCA) with the EU, which came into effect on January 1, 2021. Uncertainty remains, however, as negotiations between the UK and the EU have continued through 2021. Discussions on the nature of this extension and the final outcome will continue in 2022. More broadly, some economic downside risks remain in case the UK were to invoke Article 16 of the Northern Ireland protocol which, in a worst-case outcome, could lead to the EU suspending the Brexit trade deal. In the absence of a negotiated solution, World Trade Organization (WTO) rules could eventually apply which could mean higher tariffs which would further negatively impact trade and economic activity.

Uncertainty remains further globally as a result of the COVID-19 pandemic, among other examples of wider uncertainty and instability in the rest of the world, any of, which can affect governments policy and decisions. Our UK subsidiaries, MD UK and Mansions Estate, are exposed to risks of the changing policies in residential property management, real estate agencies, and hospitality and butler service businesses. Any policy limiting traveling and movement as a measure to control the COVID-19 pandemic by the UK and the local governments may cause substantial and detrimental effects to the industries and markets the UK subsidiaries operate in. As a result, MD UK and Mansions Estate’s business, operating results, and financial condition may be materially and adversely affected.

More recently, the trade and financial sanctions imposed on Russia due to its invasion of Ukraine, have caused turbulence in the global markets, which could also affect policies and economic conditions in the UK. Our UK subsidiaries will be subject to the general risks associated with these uncertainties in the UK real estate market.

Risks Relating to Doing Business in the PRC

Our current corporate structure and business operations may be affected by the Foreign Investment Law.

The Ministry of Commerce of the PRC (“MOFCOM”) and the National Development and Reform Commission, or the “NDRC,” promulgated the Special Measures for Foreign Investment Access (2021 version), or the “Negative List,” on December 27, 2021, which became effective on January 1, 2022. Pursuant to the current and the updated Negative Lists, real estate service section, in which the PRC operating entities engage, falls within the permitted catalogue.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, or the “FIL,” which came into effect on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises, and the Law of the PRC on Sino-foreign Cooperative Joint Ventures, together with their implementation rules and ancillary regulations. Pursuant to the Foreign Investment Law, foreign investment refers to any investment activity directly or indirectly carried out by foreign natural persons, enterprises, or other organizations, including investment in new construction project, establishment of foreign funded enterprise or increase of investment, merger and acquisition, and investment in any other way stipulated under laws, administrative regulations, or provisions of the State Council of the PRC (the “State Council”). The Foreign Investment Law does not explicitly stipulate the contractual arrangements as a form of foreign investment. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. However, the Implementation Regulations on the Foreign Investment Law still remain silent on whether contractual arrangements should be deemed as a form of foreign investment. Though these regulations do not explicitly classify contractual arrangements as a form of foreign investment, there is still uncertainty regarding whether the VIE would be identified as a foreign-invested enterprise in the future. As a result, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities under the definition in the future. The FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Investment.”

While FIL does not define VIE agreements as a form of foreign investment explicitly, we cannot assure you that future laws and regulations will not provide for VIE agreements as a form of foreign investment. Therefore, there can be no assurance that our control over the VIE through VIE agreements will not be deemed as foreign investment in the future. If we are deemed to have a non-PRC entity as a controlling shareholder, the provisions regarding control through contractual arrangements could apply to our VIE Agreements, and as a result the VIE Mingda Tianjin could become subject to restrictions on foreign investment, which may materially impact the viability of its current and future operations. Specifically, we may be required to modify our corporate structure, change the PRC operating entities’ current scope of operations, obtain approvals, or face penalties or other additional requirements, compared to entities which do have PRC controlling shareholders. Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, and business operations.

It is uncertain whether we would be considered as ultimately controlled by Chinese parties. Our Chief Executive Officer and Chairman, Mr. Siping Xu, beneficially owns approximately 87.4% of the aggregate voting power of our outstanding Ordinary Shares. It is uncertain, however, if these factors would be sufficient to give him control over us under the Foreign Investment Law. If future revisions or implementation rules of the Foreign Investment Law mandate further actions, such as the MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, if at all, and our business and financial condition may be materially and adversely affected.

Furthermore, two recently published regulations, the Draft Rules Regarding Overseas Listings (see “—The Draft Rules Regarding Overseas Listings were released by the CSRC for public consultation. While such rules have not yet come into effect, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to continue to offer our shares to investors and could cause the value of our shares to significantly decline or become worthless”) and the Filing Measures (defined below) (see “—The failure to comply with PRC regulations relating to mergers and acquisitions of domestic projects by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure.”), which have not yet been formally implemented, have initially indicated that the Chinese government does not prohibit enterprises from listing abroad through indirect means such as VIE structures and red chips through these regulations. However, it is indicated that the VIE structures and red chips listings will be subject to the filing regulations and face stricter control in the future.

In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem VIE agreements as a way of foreign investment, or if any of our operations through VIE agreements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, our VIE agreements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity VIE agreements and/or dispose of any affected business. Also, if future laws, administrative regulations, or provisions mandate further actions to be taken with respect to existing VIE agreements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of the PRC operating entities in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Changes in China’s economic, political, social conditions, or government policies could have a material adverse effect on the PRC operating entities’ business and operations.

Most of the PRC operating entities’ assets and operations are currently located in China. Accordingly, our business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China through the PRC operating entities generally. The Chinese economy differs from the economies of most developed countries in many respects. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, reduce demand for our services and weaken our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations through the PRC operating entities may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activities in China, which may adversely affect the PRC operating entities’ business and operating results.

Furthermore, our Company, the PRC operating entities, and our investors may face uncertainty about future actions by the government of China that could significantly affect the PRC operating entities’ financial performance and operations, including the enforceability of the VIE Agreements. As of the date of this annual report, neither our Company nor the VIE has received or was denied permission from Chinese authorities to list on U.S. exchanges. However, there is no guarantee that our Company or the VIE will receive or not be denied permission from Chinese authorities to list on U.S. exchanges in the future.

PRC laws and regulations governing the PRC operating entities’ current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair the PRC operating entities’ ability to operate profitable.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing the PRC operating entities’ business and the enforcement and performance of the PRC operating entities’ arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and the PRC operating entities’ business may be affected if they rely on laws and regulations which are subsequently adopted or interpreted in a manner different from their understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on the PRC operating entities’ business.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past three decades has significantly increased the protection afforded to various forms of foreign or private-sector investment in China. The PRC operating entities are subject to various PRC laws and regulations generally applicable to companies in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, however, the interpretations of many laws, regulations, and rules are not always uniform and enforcement of these laws, regulations, and rules involve uncertainties.

From time to time, we and the PRC operating entities may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we or the PRC operating entities enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules that may have retroactive effect. As a result, we and the PRC operating entities’ may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Given the Chinese government’s significant oversight and discretion over the conduct of business of the PRC operating entities, the Chinese government may intervene or influence their operations at any time, which could result in a material change in the PRC operating entities’ operations and/or the value of our Ordinary Shares.

The Chinese government has significant oversight and discretion over the conduct of business of the PRC operating entities and may intervene or influence their operations at any time as the government deems appropriate to further regulatory, political, and societal goals, which could result in a material change in the operations of the PRC operating entities and/or the value of our Ordinary Shares.

The Chinese government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding the PRC operating entities’ industry that could adversely affect the business, financial condition and results of operations of the PRC operating entities. Furthermore, if China adopts more stringent standards with respect to certain areas such as environmental protection or corporate social responsibilities, the PRC operating entities may incur increased compliance costs or become subject to additional restrictions in their operations. Certain areas of the law, including intellectual property rights and confidentiality protections in China may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on the business operations of the PRC operating entities, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you.

Any actions by the Chinese government, including any decision to intervene or influence the operations of the PRC subsidiary or the VIE or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC subsidiary or the VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

In the meeting of the Political Bureau of the CPC Central Committee held on July 30, 2021, the improvement of the regulatory system for overseas listing of enterprises was first proposed. Although the detailed implementations are still unclear, the supervision of overseas listing of Chinese stocks may continue to tighten. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our subsidiaries and the VIE to operate in China may be impaired by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, foreign investment limitations, and other matters. The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure the PRC operating entities’ compliance with such regulations or interpretations. As such, the PRC operating entities may be subject to various government and regulatory interference in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we believe that we and the PRC operating entities are currently not required to obtain permission from any Chinese authorities and have not received any notice of denial of permission to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to the PRC operating entities’ business or industry, particularly in the event permission to list on U.S. exchanges may be later required, or withheld or rescinded once given.

Accordingly, government actions in the future, including any decision to intervene or influence the operations of the PRC operating entities at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

Recent greater oversight by the Cyberspace Administration of China (“CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business.

On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (“the “Review Measures”), which became effective on February 15, 2022. The Review Measures provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Review Office of the PRC. According to the Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On November 14, 2021, the CAC published the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

As of the date of this annual report, we have not received any notice from any authorities identifying the PRC operating entities or the VIE as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. According to the Review Measures, and if the Security Administration Draft is enacted as proposed, we believe that the operations of the PRC operating entities and our listing will not be affected and that we will not be subject to cybersecurity review by the CAC, given that the PRC operating entities possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this annual report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. There remains uncertainty, however, as to how the Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in this annual report based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are a company incorporated under the laws of the Cayman Islands, and we conduct most of our operations in China through the PRC operating entities, and almost all of our assets are located in China through the PRC operating entities. In addition, all our senior executive officers and directors reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us, or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

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

The “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As the Opinions were recently issued, official guidance and interpretation of the Opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all.

Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.

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

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors. On October 4, 2021, the SEC approved Nasdaq’s revised proposal for the rule changes.

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

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

On September 22, 2021, the PCAOB adopted a final rule implementing the Holding Foreign Companies Accountable Act, which provides a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors to lose confidence in the audit procedures and reported financial information and the quality of the financial statements of those companies who have China-based auditors.

Our auditor, RBSM LLP, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to our future offerings in the U.S., and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us since we are an emerging growth company and the majority of our operations are conducted in China. Furthermore, the Holding Foreign Companies Accountable Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within three years, may result in the delisting of our Company or prohibition of trading in our Ordinary Shares in the future if the PCAOB is unable to inspect our accounting firm at such future time. The Accelerating Holding Foreign Companies Accountable Act, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies or inject capital into the PRC subsidiary and could adversely affect our business. PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or otherwise expose us or our PRC resident shareholders to liabilities or penalties.

In July 2014, the State Administration of Foreign Exchange (the “SAFE”) promulgated the Circular on Issues Concerning Foreign Exchange Administration Over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles, or “Circular 37,” which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or “Circular 75.” Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, referred to in Circular 37 as a “special purpose vehicle” for the purpose of holding domestic or offshore assets or interests. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division, or other material event. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or “SAFE Circular 13,” effective in June 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on its ability to contribute additional capital to its PRC subsidiaries. Further, failure to comply with the SAFE registration requirements could result in penalties under PRC law for evasion of foreign exchange regulations.

In addition to SAFE Circular 37 and SAFE Circular 13, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions, the failure of which may subject such PRC individual to warnings, fines, or other liabilities.

Mr. Siping Xu, Yang Li, Xia Ding, Qiang Ma, Liang Zhang, Zhengyuan Huang, Meina Guo, Mengnan Wang, Jie Zhang, and Lei Cai (each, a “Beneficial Owner,” and together, the “Beneficial Owners”), who are our beneficial owners and are PRC residents, have completed the initial foreign exchange registrations. We may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, however, and we have no control over any of our future beneficial owners. We cannot assure you that our ultimate shareholders who are PRC residents will in the future provide sufficient supporting documents required by the SAFE or complete the required registration with the SAFE in a timely manner, or at all. Such failure or inability of our PRC residents beneficial owners to comply with these SAFE regulations may subject us or our PRC resident beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiary’s ability to distribute dividends to or obtain foreign-exchange-dominated loans from us, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using proceeds from our future financing activities to make loans or additional capital contributions to the PRC operating entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to the PRC subsidiary, either as a shareholder loan or as an increase in registered capital through our Hong Kong subsidiary, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or “FIEs,” in China, capital contributions to our PRC subsidiary, which is an FIE, are subject to the approval of or filing with MOFCOM or its local counterparts and registration with a local bank authorized by SAFE. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiary. The reason is that there is no statutory limit on the amount of registered capital for our PRC subsidiary, and we are allowed to make capital contributions to our PRC subsidiary by subscribing for their initial registered capital and increased registered capital, provided that the PRC subsidiary complete the relevant filing and registration procedures.

On the other hand, any foreign loan provided by us to our PRC subsidiary is required to be registered with SAFE or its local branches or filed with SAFE in its information system, and our PRC subsidiary may not procure foreign loans which exceed the difference between its total investment amount and registered capital (the “Current Foreign Debt Mechanism”) or, as an alternative, only procure loans subject to the calculation approach and limitations as provided in the PBOC’s Circular on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or “PBOC Notice No. 9” (the “PBOC Notice No. 9 Mechanism”), which shall not exceed 200% of the net asset of the relevant PRC subsidiary. According to PBOC Notice No. 9, after a transition period of one year since its promulgation, PBOC and SAFE will determine the cross-border financing administration mechanism for the FIEs after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiary. Currently, our PRC subsidiary has the flexibility to choose between the Current Foreign Debt Mechanism and the PBOC Notice No. 9 Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to our PRC subsidiary may be significantly limited, which may adversely affect our business, financial condition, and results of operations.

If we seek to make capital contribution into our PRC subsidiary or provide any loan to our PRC subsidiary in the future, we may not be able to obtain the required government approvals or complete the required registrations on a timely basis, if at all. If we fail to receive such approvals or complete such registrations, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or “SAT Circular 7.” SAT Circular 7 provides comprehensive guidelines relating to indirect transfers of PRC taxable assets (including equity interests and real properties of a PRC resident enterprise) by a non-resident enterprise. In addition, in October 2017, SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or “SAT Circular 37,” effective in December 2017, which, among others, amended certain provisions in SAT Circular 7 and further clarify the tax payable declaration obligation by non-resident enterprise. Indirect transfer of equity interest and/or real properties in a PRC resident enterprise by their non-PRC holding companies are subject to SAT Circular 7 and SAT Circular 37.

SAT Circular 7 provides clear criteria for an assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. As stipulated in SAT Circular 7, indirect transfers of PRC taxable assets are considered as reasonable commercial purposes if the shareholding structure of both transaction parties falls within the following situations: i) the transferor directly or indirectly owns 80% or above equity interest of the transferee, or vice versa; ii) the transferor and the transferee are both 80% or above directly or indirectly owned by the same party; iii) the percentages in bullet points i) and ii) shall be 100% if over 50% the share value of a foreign enterprise is directly or indirectly derived from PRC real properties. Furthermore, SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers PRC taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority and the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

According to SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. If the non-resident enterprise, however, voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and assessment of reasonable commercial purposes and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries, and investments. In the event of being assessed as having no reasonable commercial purposes in an indirect transfer transaction, we may be subject to filing obligations or taxed if we are a transferor in such transactions and may be subject to withholding obligations (to be specific, a 10% withholding tax for the transfer of equity interests) if we are a transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Because the PRC operating entities conduct their business in RMB and the price of our Ordinary Shares is quoted in U.S. dollars, changes in currency conversion rates may affect the value of your investments.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

The PRC operating entities conduct their business and maintain their books and records in RMB, and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rate between the RMB and U.S. dollar affect the value of our assets and the results of our operations in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law, or the “EIT Law,” that became effective in January 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances, and properties of an enterprise. In April 2009, the State Administration of Taxation, or the “SAT,” issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Actual Standards of Organizational Management, or “SAT Circular 82,” which was amended in December 2017. SAT Circular 82 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the Measures for the Administration of Enterprise Income Tax of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises (for Trial Implementation), or “SAT Bulletin 45,” which took effect in September 2011 and was amended in April 2015, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups, or by PRC or foreign individuals.

If we are deemed as a PRC “resident enterprise,” we will be subject to the EIT on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from the existing PRC subsidiary and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses, and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise,” any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our Ordinary Shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our Ordinary Shares. Although up to the date of this report, we have not been notified or informed by the PRC tax authorities that we have been deemed to be a resident enterprise for the purpose of the EIT Law, we cannot assure you that we will not be deemed to be a resident enterprise in the future.

The PRC operating entities are subject to restrictions on paying dividends or making other payments to our offshore subsidiaries, which may have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from the PRC operating entities through our offshore subsidiaries to satisfy our liquidity requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If the PRC entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to our offshore subsidiaries. In addition, the PRC tax authorities may require the PRC operating entities to adjust their taxable income under the contractual agreements. See “—Risks Relating to Our Corporate Structure—The VIE Agreements may result in adverse tax consequences.”

Current PRC regulations permit the PRC operating entities to pay dividends to our offshore subsidiaries only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, the PRC operating entities are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. The PRC operating entities may also allocate a portion of their respective after-tax profits based on PRC accounting standards to employee welfare and bonus funds at its discretion. These reserves are not distributable as cash dividends. These limitation on the ability of the PRC operating entities to pay dividends or make other distributions to our offshore subsidiaries, and consequently could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of the PRC operating entities, and dividends payable by the PRC operating entities to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to the Double Tax Avoidance Arrangement, a withholding tax rate of 10% may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the “SAT Circular 81,” which became effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which became effective as of April 1, 2018, when determining an applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be proved of being the “beneficial owner” to file relevant documents with the relevant tax authorities.

Further, the SAT promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, projects, or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. The PRC operating entities is wholly-owned by our Hong Kong subsidiary. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that our Hong Kong subsidiary will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this annual report, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that our Hong Kong subsidiary will be granted such a Hong Kong tax resident certificate.

Even after our Hong Kong subsidiary obtain the Hong Kong tax resident certificate, it is required by applicable tax laws and regulations to file required forms and materials with relevant PRC tax authorities to prove that it can enjoy 5% lower PRC withholding tax rate. MDJH Hong Kong intends to obtain the required materials and file with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received from MDJH Hong Kong.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by the China Securities Regulatory Commission (the “CSRC”), a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings, and our other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings, or any of our other public pronouncements.

The failure to comply with PRC regulations relating to mergers and acquisitions of domestic projects by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure.

On August 8, 2006, MOFCOM, joined by the CSRC, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the SAIC, and the SAFE, jointly promulgated regulations entitled the Provisions Regarding Mergers and Acquisitions of Domestic Projects by Foreign Investors (the “M&A Rules”), which became effective as of September 8, 2006, and were amended on June 22, 2009. The M&A Rules, among other things, have certain provisions that require offshore special purpose vehicles formed for the purpose of acquiring PRC domestic companies and controlled directly or indirectly by PRC individuals and companies, to obtain the approval of MOFCOM prior to engaging in such acquisitions and to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock market. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

Our PRC legal counsel has advised us based on their understanding of the current PRC law, rules, and regulations that the CSRC’s approval is not required for the listing and trading of our Ordinary Shares on the Nasdaq Capital Market, given that:

●	we established our PRC subsidiary by means of direct investment rather than by merger with or acquisition of PRC domestic companies as defined in the M&A Rules; and
●	no explicit provision in the M&A Rules classifies the VIE Agreements as a type of acquisition transaction subject to the M&A Rules.

Our PRC legal counsel, however, has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do. Thus, it is possible that the appropriate PRC government agencies, including MOFCOM, would deem that the M&A Rules required us or our entities in China to obtain approval from MOFCOM or other PRC regulatory agencies in connection with WFOE’s control of Mingda Tianjin through VIE agreements. If the CSRC, MOFCOM, or another PRC regulatory agency determines that government approval was required for the VIE Agreements, or if prior CSRC approval for overseas financings is required and not obtained, we may face severe regulatory actions or other sanctions from MOFCOM, the CSRC, or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines or other penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from overseas financings into the PRC, restrict or prohibit payment or remittance of dividends to us, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation, and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel overseas financings, to restructure our current corporate structure, or to seek regulatory approvals that may be difficult or costly to obtain.

Article 224 of the current Securities Law stipulates that domestic enterprises that directly or indirectly issue securities abroad or list their securities for trading abroad shall comply with the relevant regulations of the State Council. Therefore, approval by the CSRC is not currently required. On December 24, 2021, the CSRC issued a notice for public comment on the Administrative Measures for Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the "Filing Measures"), which mentions the regulation of overseas listing of domestic enterprises and requires filing in accordance with the relevant provisions of the CSRC. The Filing Measures have not yet been formally implemented, but it has been preliminarily indicated that although the Chinese government does not prohibit enterprises to achieve overseas listing through indirect means such as VIE structures and red chips, such forms are still subject to regulation by the Chinese government, and it is likely that we will have to perform filing procedures and report relevant information to the CSRC in the future.

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

The Draft Rules Regarding Overseas Listings were released by the CSRC for public consultation. While such rules have not yet come into effect, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to continue to offer our shares to investors and could cause the value of our shares to significantly decline or become worthless.

On December 24, 2021, the CSRC and relevant departments of the State Council issued the Draft Rules Regarding Overseas Listings, which aim to regulate overseas securities offerings and listings by China-based companies, for public consultation. The Draft Rules Regarding Overseas Listing aim to lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markers. Where an enterprise whose principal business activities are conducted in the PRC seeks to issue and list its shares in the name of an overseas enterprise based on equity, assets, income, or other similar rights and interests of the relevant PRC domestic enterprise, such activities are deemed an indirect overseas issuance and listing. According to the Draft Rules Regarding Overseas Listings, among other things, after making initial applications with overseas stock markets for initial public offerings or listings, or after the completion of issuance of overseas listed securities by the overseas listed issuer, all China-based companies shall file the required filing materials with the CSRC within three working days. See “Regulations—Regulations Related to Mergers and Acquisitions and Overseas Listings.” In addition, overseas offerings and listings may be prohibited for such China-based companies when any of the following applies: (i) if the intended securities offerings and listings are specifically prohibited by the laws, regulations, or provision of the PRC; (ii) if the intended securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (iii) if there are material ownership disputes over applicants’ equity interests, major assets, core technologies, or the others; (iv) if, in the past three years, applicants’ domestic enterprises, controlling shareholders, or de facto controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in the past three years, any directors, supervisors, or senior executives of applicants have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; or (vi) other circumstances as prescribed by the State Council. The Draft Administrative Provisions further stipulate that a fine between RMB1 million (approximately $157,255) and RMB10 million (approximately $1,572,550) may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Draft Rules Regarding Overseas Listings, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked.

At a question and answer session conducted by the CSRC on the issuance of the Draft Rules Regarding Overseas Listings, future plans for the overseas listing filing system was disclosed, including a subsequent filing policy for companies that have completed overseas listings, with a promised transition period for those companies to adapt. Our PRC counsel has advised us that the CSRC may promulgate a filing policy for companies that are already listed in the future. Our Company, as an overseas listed company, may need to complete the relevant filing procedures within a certain period of time in the future according to the requirements of the CSRC.

As of the date of this annual report, the Draft Rules Regarding Overseas Listings have been released for public comment only and have not been formally promulgated, and neither we, our subsidiaries, nor any of the PRC operating entities have been required to complete the filing procedures. However, uncertainties remain as to its enactment or future interpretations and implementations. Our PRC counsel has advised us that, even if the final rules are promulgated as proposed in the current Draft Rules Regarding Overseas Listings, none of the situations that would clearly prohibit overseas offering and listings would apply to us. In addition, according to the CSRC spokesperson stated at the question and answer session, we would not be subject to the filing requirements as an enterprise already listed overseas unless refinancing activities occur, as the final rules would be targeting companies that are in the process of overseas listing or will be listed overseas in the future. Notwithstanding the above, our PRC counsel has further advised us that uncertainties still exist as to whether we, our subsidiaries, or the PRC operating entities are required to obtain permissions from the Chinese government that is required to approve of our operations and/or listing. In the event that we, our subsidiaries, or the PRC operating entities are subject to the compliance requirements, we cannot assure you that any of these entities will be able to receive clearance of such compliance requirements in a timely manner, or at all. Any failure of our Company, our subsidiaries, or the PRC operating entities to fully comply with new regulatory requirements may subject us to regulatory actions, such as fines, relevant businesses or operations suspension for rectification, revocation of relevant business permits or operational license, or other sanctions, which may significantly limit or completely hinder our ability to continue to list or offer our Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our shares to significantly decline in value or become worthless.

The M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules and recently adopted PRC regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers or acquisitions that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the “Prior Notification Rules,” issued by the State Council in August 2008 is triggered. In addition, the Provisions of the Ministry of Commerce on the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “Security Review Rules”) issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the Security Review Rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is clear that our business would not be deemed to be in an industry that raises “national defense and security” or “national security” concerns. MOFCOM or other government agencies, however, may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

Risks Relating to Our Corporate Structure

Our corporate structure, in particular the VIE Agreements, are subject to significant risks, as set forth in the following risk factors.

The VIE Agreements may not be effective in providing control over Mingda Tianjin.

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own. Most of our current revenue and net income are derived from Mingda Tianjin, and its subsidiaries and branch offices. We do not have an equity ownership interest in Mingda Tianjin but rely on the VIE Agreements entered into on April 28, 2018, with Mingda Tianjin to control and operate its business and the business of its subsidiaries and branch offices. However, these VIE Agreements may not be effective in providing us with the necessary control over Mingda Tianjin and its operations. Any deficiency in these VIE Agreements may result in our loss of control over the management and operations of Mingda Tianjin, which will result in a significant loss in the value of an investment in our company. Our Ordinary Shares are shares of our offshore holding company instead of shares of the PRC operating entities.

We rely on contractual rights through our VIE structure to effect control over and management of Mingda Tianjin and its subsidiaries and branch offices. The VIE Agreements, however, may not be as effective in providing us with the necessary control over Mingda Tianjin and its operations, which exposes us to the risk of potential breach of contract by the shareholders of Mingda Tianjin. For instance, Mingda Tianjin and the Mingda Tianjin Shareholders could breach their contractual arrangements with WFOE by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of Mingda Tianjin, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Mingda Tianjin, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. Under the current VIE Agreements, however, we rely on the performance by Mingda Tianjin and the Mingda Tianjin Shareholders of their respective obligations under the contracts to exercise control over Mingda Tianjin. The Mingda Tianjin Shareholders may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the VIE Agreements with Mingda Tianjin. In the event that Mingda Tianjin or the Mingda Tianjin Shareholders fail to perform their respective obligations under the VIE Agreements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. Even if legal actions are taken to enforce such arrangements, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, as our chief executive officer Mr. Siping Xu owns 98.27% of Mingda Tianjin’s outstanding equity, it may be difficult for us to change our corporate structure if such shareholder refuses to cooperate with us.

Because we conduct our business through Mingda Tianjin, a VIE, if we fail to comply with applicable law, we could be subject to severe penalties and our business could be adversely affected.

We operate our business through Mingda Tianjin, a VIE, the equity of which is principally owned by Mr. Siping Xu, our chief executive officer and principal shareholder, through a series of VIE agreements, as a result of which, under U.S. GAAP, the assets and liabilities of Mingda Tianjin are treated as our assets and liabilities and the results of operations of Mingda Tianjin are treated in all respects as if they were the results of our operations. Because we do not directly hold equity interests in the VIE and its subsidiaries, we are subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations, including but not limited to, regulatory review of overseas listing of PRC companies through special purpose vehicles, and the validity and enforcement of the VIE Agreements among WFOE, Mingda Tianjin, and the Mingda Tianjin Shareholders. We are also subject to the risks and uncertainties about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations, and the value of our ordinary shares may depreciate significantly or become worthless. The VIE Agreements have not been tested in a court of law in China as of the date of this annual report.

We are subject to certain legal and operational risks associated with having the majority of our operations in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and as a result these risks may result in material changes in the operations of the VIE and its subsidiaries, significant depreciation or a complete loss of the value of our Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors.

If the PRC government determines that the contractual arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our Ordinary Shares may decline in value or become worthless.

According to our PRC counsel, based on its understandings of the relevant PRC laws and regulations, (i) the ownership structures of Mingda Tianjin in China and WFOE, our wholly-owned subsidiary in China is currently not in violation of applicable PRC laws and regulations currently in effect; and (ii) each of the contracts among WFOE, Mingda Tianjin, and the Mingda Tianjin Shareholders is legal, valid, binding, and enforceable in accordance with its terms and applicable PRC laws. Our PRC counsel, however, has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and that the VIE Agreements have not been tested in a court of law in China as of the date of this report. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to the opinion of our PRC counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or, if adopted, what they would provide.

If our corporate structure and the VIE Agreements are determined to be illegal or invalid by a PRC court, arbitral tribunal, or regulatory authorities, we may lose control of the VIE and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, or we or Mingda Tianjin fails to obtain or maintain any required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and/or operating licenses of WFOE or Mingda Tianjin;
●	discontinuing or restricting the operations of WFOE or Mingda Tianjin;
●	imposing conditions or requirements with which we, WFOE, or Mingda Tianjin may not be able to comply;
●	requiring us, WFOE, or Mingda Tianjin to change our corporate structure and contractual arrangements;
●	restricting or prohibiting our use of the proceeds from our public offering to finance the PRC operating entities’ business and operations in China; and
●	imposing fines.

The imposition of any of these penalties would result in a material and adverse effect on the PRC operating entities’ ability to conduct their business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of Mingda Tianjin in our consolidated financial statements, if the PRC government authorities were to find our legal structure and VIE agreements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of Mingda Tianjin or our right to receive substantially all the economic benefits and residual returns from Mingda Tianjin and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of Mingda Tianjin in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations and our Ordinary Shares may decline in value or become worthless.

Our VIE Agreements with Mingda Tianjin are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these VIE Agreements.

As our VIE Agreements with Mingda Tianjin are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Disputes arising from these VIE Agreements between us and Mingda Tianjin will be resolved through arbitration in China, although these disputes do not include claims arising under the United States federal securities law and thus do not prevent you from pursuing claims under the United States federal securities law. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these VIE Agreements, through arbitration, litigation, and other legal proceedings remain in China, which could limit our ability to enforce these VIE Agreements and to consolidate the financial results of Mingda Tianjin. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these VIE Agreements, we may not be able to consolidate the financial results of Mingda Tianjin, and our ability to conduct our business may be materially and adversely affected.

We may not be able to consolidate the financial results of Mingda Tianjin or such consolidation could materially and adversely affect our operating results and financial condition.

Our business is conducted through Mingda Tianjin, which currently is considered for accounting purposes as a VIE, and we are considered the primary beneficiary, enabling us to consolidate the financial results of Mingda Tianjin in our consolidated financial statements. In the event that in the future Mingda Tianjin would no longer meet the definition of a VIE, or we are deemed not to be the primary beneficiary, we would not be able to consolidate line by line its financial results in our consolidated financial statements for PRC purposes. Also, if in the future an affiliate company becomes a VIE and we become the primary beneficiary, we would be required to consolidate that entity’s financial results in our consolidated financial statements for PRC purposes. If such entity’s financial results were negative, this could have a corresponding negative impact on our operating results for PRC purposes. However, any material variations in the accounting principles, practices, and methods used in preparing financial statements for PRC purposes from the principles, practices, and methods generally accepted in the United States and in the U.S. Securities and Exchange Commission (the “SEC”) accounting regulations must be discussed, quantified, and reconciled in financial statements for the United States and SEC purposes.

The VIE Agreements may result in adverse tax consequences.

PRC laws and regulations emphasize the requirement of an arm’s length basis for transfer pricing arrangements between related parties. The laws and regulations also require enterprises with related party transactions to prepare transfer pricing documentation to demonstrate the basis for determining pricing, the computation methodology, and detailed explanations. Related party arrangements and transactions may be subject to challenge or tax inspection by the PRC tax authorizes.

Under a tax inspection, if our transfer pricing arrangements between WFOE and Mingda Tianjin are judged as tax avoidance, or related documentation does not meet the requirements, WFOE and Mingda Tianjin may be subject to material adverse tax consequences, such as transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purpose, of adjustments recorded by WFOE, which could adversely affect us by (i) increasing Mingda Tianjin’s tax liabilities without reducing WFOE’s tax liabilities, which could further result in interest being levied to us for unpaid taxes; or (ii) imposing late payment fees and other penalties on Mingda Tianjin for the adjusted but unpaid taxes according to the applicable regulations. In addition, if WFOE requests the Mingda Tianjin Shareholders to transfer their shares in Mingda Tianjin at nominal or no value pursuant to the VIE Agreements, such transfer may be viewed as a gift and subject WFOE to PRC income tax. As a result, our financial position could be materially and adversely affected if Mingda Tianjin’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

The Mingda Tianjin Shareholders have potential conflicts of interest with our Company, which may adversely affect our business and financial condition.

The Mingda Tianjin Shareholders may have potential conflicts of interest with us. These shareholders may not act in the best interest of our Company or may breach, or cause Mingda Tianjin to breach the existing contractual arrangements we have with them and Mingda Tianjin, which would have a material and adverse effect on our ability to effectively control Mingda Tianjin and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with Mingda Tianjin to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our Company, except that we could exercise our purchase option under the Equity Option Agreement with these shareholders to request them to transfer all of their equity interests in Mingda Tianjin to a PRC entity or individual designated by us, to the extent permitted by PRC law. If we cannot resolve any conflicts of interest or disputes between us and those shareholders, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceeding.

We rely on the approvals, certificates, and business licenses held by Mingda Tianjin and any deterioration of the relationship between WFOE and Mingda Tianjin could materially and adversely affect our overall business operations.

Pursuant to the VIE Agreements, our business in the PRC will be undertaken on the basis of the approvals, certificates, business licenses, and other requisite licenses held by Mingda Tianjin. There is no assurance that Mingda Tianjin will be able to renew its licenses or certificates when their terms expire with substantially similar terms as the ones they currently hold.

Further, our relationship with Mingda Tianjin is governed by the VIE Agreements, which are intended to provide us, through our indirect ownership of WFOE, with the ability to control and receive the economic benefits of Mingda Tianjin’s business operation through the VIE Agreements, which enables us to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under U.S. GAAP. The VIE Agreements, however, may not be effective in providing control over the applications for and maintenance of the licenses required for our business operations. Mingda Tianjin could violate the VIE Agreements, go bankrupt, suffer from difficulties in its business, or otherwise become unable to perform its obligations under the VIE Agreements and, as a result, our operations, reputation, business, and stock price could be severely harmed.

The exercise of our option to purchase part or all of the shares in Mingda Tianjin under the Equity Option Agreement might be subject to certain limitations and substantial costs.

Our Equity Option Agreement with Mingda Tianjin and the Mingda Tianjin Shareholders provides WFOE with the option to purchase up to 100% of the shares in Mingda Tianjin. Such transfer of shares may be subject to approvals from, filings with, or reporting to competent PRC authorities, such as the Ministry of Commerce of the PRC (“MOFCOM”), the State Administration for Market Regulation, and/or their local competent branches. In addition, the shares transfer price may be subject to review and tax adjustment by the relevant tax authorities. The shares transfer price to be received by Mingda Tianjin under the VIE Agreements may also be subject to enterprise income tax, and these amounts could be substantial.

Risks Relating to Our Ordinary Shares and the Trading Market

Because we are a Cayman Islands company and all of our business is conducted in the PRC through the PRC operating entities, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

We are incorporated in the Cayman Islands and conduct our operations in China through the PRC operating entities. All of our assets are located outside of the United States. In addition, all of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

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

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial, commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies, or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S.-listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our stock.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

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

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance.

The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;
●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
●	lawsuits threatened or filed against us; and
●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

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

Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may, follow home country practice in lieu of the above requirements, or we may choose to comply with the Nasdaq requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board of directors are independent directors. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and have appointed a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

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

Some provisions of our amended and restated memorandum and articles of association, may discourage, delay, or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors to issue shares with preferred, deferred or other special rights or restrictions without any further vote or action by our shareholders; and
●	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

Although as a Foreign Private Issuer, we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our securities are listed on the Nasdaq Capital Market. We cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition, in order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we currently meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;
●	reduced liquidity with respect to our securities;
●	a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;
●	limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

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

This, however, is unlikely to affect market transactions of the Ordinary Shares held by our public shareholders. Since our Ordinary Shares are listed, the legal title to such Ordinary Shares and the registration details of those Ordinary Shares in the Company’s register of members remain with the Depository Trust Company. All market transactions with respect to those Ordinary Shares are carried out without the need for any kind of registration by the directors, as the market transactions are all conducted through the Depository Trust Company systems.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s amended and restated articles of association. Our amended and restated articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 21 clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear-day notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third in nominal value of our total issued voting shares.

If we are classified as a passive foreign investment company (“PFIC”), United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a PFIC for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or
●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

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

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. It is possible that, however, for our 2022 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. The VIE Agreements are designed to provide WFOE with the power, rights, and obligations to Mingda Tianjin as set forth under the VIE Agreements. We have evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we are regarded as the primary beneficiary of the VIE for accounting purposes, as a result of our direct ownership in WFOE and the provisions of the VIE Agreements. As a result, we are treating Mingda Tianjin as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Therefore, the income and assets of Mingda Tianjin should be included in the determination of whether or not we are a PFIC in any taxable year. However, if we are not treated as owning Mingda Tianjin for United States federal income tax purposes, we would likely be treated as a PFIC.

Item 4.INFORMATION ON THE COMPANY

A.	History and Development of the Company

On January 26, 2018, we established a holding company, MDJM (formerly known as MDJLEAD LTD), under the laws of the Cayman Islands. MDJM owns 100% of MDJH Hong Kong, a Hong Kong Company incorporated on February 9, 2018.

On March 9, 2018, WFOE was formed pursuant to PRC laws as a wholly foreign owned enterprise. MDJH Hong Kong holds the 100% equity interest in WFOE.

On October 20, 2017, Xishe was formed pursuant to PRC laws as a limited company. Mingda Tianjin held 100% of the equity interest in Xishe. Xishe was dissolved in September 2021.

On March 9, 2018, Xishe Xianglin was formed pursuant to PRC laws as a limited company. Xishe held 51% of the equity interest in Xishe Xianglin, and the remaining 49% was held by an unrelated third party, Zhongcai Nongchuang (Beijing) Technology Co., Ltd. Xishe Xianglin was dissolved in August 2021.

On July 25, 2018, Xishe Media was formed pursuant to PRC laws as a limited company. Xishe held 100% of the equity interest in Xishe Media. Xishe Media was dissolved in August 2021.

On October 28, 2020, MD UK was formed pursuant to English laws. MDJM holds 100% of the equity interest in MD UK. As of the date of this report, MD UK has not generated any revenue.

On August 4, 2021, Mansions Estate was formed as a limited company under English laws, to conduct a residential property management, real estate agencies, and ancillary real estate-related service business. MD UK holds 51% of the equity interest in Mansions Estate, 41% of the equity interest is held by Ocean Tide Wealth Limited, a specialist mortgage broker in the United Kingdom, and the remaining 8% is held by Mingzhe Zhang.

On January 14, 2022, MD Japan was formed pursuant to Japanese laws. MDJM holds 100% of the equity interest in MD Japan. As of the date of this report, MD Japan has not been operative or generated any revenue.

On February 15, 2022, MD German was formed pursuant to German laws. MDJM holds 100% of the equity interest in MD German. As of the date of this report, MD German has not been operative or generated any revenue.

Mingda Tianjin was established in 2002 as a limited company established pursuant to PRC laws and began generating revenue in 2005. Since the inception of Mingda Tianjin, it has consolidated its business practice, consistently expanded its business operation beyond primary sales agency service to include stand-alone consulting services and more recently in 2016, launched independent third-party evaluation and training services, and deepened its expertise and connection first in its native Tianjin market and then in other prominent second-and third-tier cities such as Chengdu where it completed its first local project in 2014 and first registered Mingda Tianjin’s branch office (the “Chengdu Branch Office”) in 2019, Suzhou where it first registered Mingda Tianjin’s branch office (the “Suzhou Branch Office”) in 2017, and Yangzhou where it maintains an office and first registered Mingda Tianjin’s branch office (the “Yangzhou Branch Office”) in 2017. The Chengdu Branch Office, the Suzhou Branch Office, and the Yangzhou Branch Office are not independent legal entities from Mingda Tianjin. Each of the Chengdu Branch Office, the Suzhou Branch Office, and the Yangzhou Branch Office is established pursuant to the local regulations that require non-local enterprises engaged in real estate service operations to register branch offices in local jurisdictions. The Suzhou Branch Office and Yangzhou Branch Office both started generating revenue in January 2018, and the Chengdu Branch Office started generating revenue in July 2019. Through subsidiaries of Mingda Tianjin, namely Xishe, Xishe Xianglin, and Xishe Media, Mingda Tianjin launched tourism development services in 2018, to provide real estate marketing and planning services, real estate agency services, and advertisement planning services. Mingda Tianjin suspended the tourism development services and dissolved Xishe Media and Xishe Xianglin in August 2021 and Xishe in September 2021.

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

Mingda Tianjin started offering primary real estate agency services in 2002. Mr. Siping Xu, our chief executive officer, controls 98.27% of Mingda Tianjin. For accounting purposes, we control and receive the economic benefits of the VIE and its subsidiaries through the VIE Agreements, which enables us to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under U.S. GAAP, and the structure involves unique risks to investors. The VIE Agreements are described under “—B. Business Overview—The VIE Agreements.” MDJM is a holding company with no business operation other than holding the shares in MDJH Hong Kong, also a pass-through entity with no business operation. WFOE is exclusively engaged in the business of managing the operations of Mingda Tianjin.

Our principal executive offices are located at Suite C-1505, Saidun Center, Xikang Road, Heping District, Tianjin, People’s Republic of China, and our phone number is + 86-2283520851. Our registered office in Cayman Islands is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, and the phone number of our registered office is+1 345 949 8599. We maintain a corporate website at ir.mdjmjh.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B.Business Overview

Overview

We operate our business through Mingda Tianjin, a VIE, the equity of which is principally owned by Mr. Siping Xu, our chief executive officer and principal shareholder, through the VIE Agreements. Mingda Tianjin is an emerging, integrated real estate services company in China. It primarily provides primary real estate agency services to its real estate developer clients, and provide, on an as-needed basis, real estate consulting services, and independent training services. Currently, Mingda Tianjin’s primary market is in the Tianjin Autonomous Municipality, one of the richest cities in the PRC, ranking seventh in the PRC based upon GDP per capita in 2020, according to China Statistical Yearbook. Since 2014, Mingda Tianjin has expanded its market presence to other first and second tier cities in China including Chengdu of Sichuan province, and Suzhou of Jiangsu province.

In 2018, through Xishe, Xishe Xianglin, and Xishe Media, the PRC operating entities started to provide tourism development services, which included real estate marketing and planning services, real estate agency services, and advertisement planning services. The PRC operating entities suspended the tourism development services and dissolved Xishe Media and Xishe Xianglin in August 2021 and Xishe in September 2021.

The PRC operating entities’ primary real estate agency services offerings include providing primary agency sales services to residential real estate developers at any stages of the development and sale of a residential real estate project. Since their inception in 2002, they have been engaged in the sale of 74 unique residential real estate projects, with 58 projects reaching 100% sales completion status as of December 31, 2021. The PRC operating entities typically serve large and mid-sized real estate developers, such as Ping An Real Estate Co., Ltd., China Vanke Co., Ltd., China Merchants Property Development Co. Ltd., Tianjin Metro Resources Investment Co., Ltd., Jingrui Real Estate (Group) Co., Ltd., Tianjin Real Estate Development (Group) Co., Ltd., Tianjin Teda Development Co., Ltd., and Tianjin City Investment Binhai Real Estate Management Co., Ltd., or promising emerging local developers in the markets that they operate. The PRC operating entities primarily generate revenue through sales commissions which are either fixed or progressive. They generated 98.7%, 98.2%, and 97.1%of their total revenue through their primary agency sales services in fiscal 2021, fiscal 2020, and fiscal 2019, respectively. The PRC operating entities have traditionally provided exclusive primary agency sales services where they are the exclusive sales agent. While we expect the exclusive sales agent arrangements to continue to be the main part of their business, since 2016 they have strategically bid on and won real estate projects as co-sale agents, where they collaborate with other primary agency sales service providers to act as co-agents in a sale. In fiscal years 2021, 2020, and 2019, 32.87%, 37.46%, and 22.26%, respectively, of the PRC operating entities’ revenue was derived from sales in real estate projects through the PRC operating entities where they acted as co-agents providing primary agency sales services to their developer clients. We believe that co-sale opportunities allow the PRC operating entities to tap into developer clients they have not previously collaborated, or who utilized their traditional primary sales agents.

The PRC operating entities also provide, on an as-needed basis, real estate consulting services with respect to any stages or a combination of stages of the development and sale of a residential real estate project. Types of real estate consulting services that the PRC operating entities are capable of providing include consulting, marketing strategy planning and strategy, and advertising services and sales strategies. They provide stand-alone real estate consulting services to clients based upon a consulting service plan they created that tailors to each client’s specific challenges and needs. They charge service fees based upon a monthly fixed charge, as well as a project completion fee in some circumstances. The PRC operating entities generated 0.9%, 1.8%, and 2.7% of their total revenue through their consulting services in fiscal 2021, fiscal 2020, and fiscal 2019, respectively. The property management income from the Company’s UK operating entity generated 0.4% of total revenue in 2021.

For their independent training services, the PRC operating entities are engaged by existing or prior real estate developer clients to provide independent third-party training services to the primary agency sales agents the developers have engaged. The PRC operating entities started a pilot project in 2016 for this service offering and began generating revenue in 2018. In this role, the PRC operating entities strive to leverage their expertise and experience in researching and creating sales programs and strategies uniquely tailored to each project and establishing and operating a sales project from end to end to evaluate the performance of another sales team, and if needed, create sales strategy, training, and operating manuals for a sales team, as well as establishing the operating frameworks of a successfully-run sales program. Through their independent third-party training services, the PRC operating entities intend to establish their reputation in new local markets which are key to their contemplated expansion on a national level. The PRC operating entities generated $0, $0, and $4,704 revenue through their independent training services in fiscal 2021, fiscal 2020, and fiscal 2019, respectively.

The PRC operating entities started generating revenue in the second quarter of 2019 from tourism development services provided by Xishe Xianglin. The PRC operating entities generated $0, $0, and $49,169 revenue through tourism development services in fiscal 2021, fiscal 2020, and fiscal 2019, respectively.

The PRC operating entities commenced their operations in 2002. Their revenue was $4,446,764, $5,868,725, and $5,679,977, for the years ended December 31, 2021, 2020, and 2019, respectively. Their net income (loss) was $(2,078,678), $253,893, and $299,364, for the years ended December 31, 2021, 2020, and 2019, respectively.

Recent Development

Mansions Estate engages in asset management business and expects to provide comprehensive UK real estate-related services, including property leasing, property sales, furnishings, routine property maintenance and management, and hospitality and butler services to overseas real estate owners. Mansions Estate implements customized management plans holistically curtailed to the needs of its real estate owner clients. It facilitates a variety of ancillary services, including its real estate marketing and planning services, real estate agency services, advertisement planning services, 24-7 multilingual customer service meeting the demand of an international market, and professional onsite butler team. We believe that the establishment of Mansions Estate is a significant step for our global expansion strategy. Mansions Estate commenced operations in 2021 and generated GBP14,150 (US$19,469) revenue during the year ended December 31, 2021.

MD UK commenced its operations in 2021. MD UK will focus on developing and launching real estate development projects and hospitality programs, including hotel operations. MD UK did not generate any revenue in the year ended December 31, 2021.

MD Japan is still in the process of exploring its business plan. MD Japan has not been operative as of the date of this report and did not generate any revenue in the year ended December 31, 2021.

MD German is still in the process of exploring its business plan. MD German has not been operative as of the date of this report and did not generate any revenue in the year ended December 31, 2021.

The VIE Agreements

Due to PRC legal restrictions on foreign ownership in the real estate sector, neither we nor our subsidiaries own any equity interest in Mingda Tianjin. Instead, for accounting purposes, we control and receive the economic benefits of Mingda Tianjin’s business operation through the VIE Agreements, which enables us to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under U.S. GAAP. WFOE, Mingda Tianjin, and the Mingda Tianjin Shareholders entered into the VIE Agreements on April 28, 2018. The VIE Agreements are designed to provide WFOE with the power, rights, and obligations to Mingda Tianjin as set forth under the VIE Agreements. We have evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we are regarded as the primary beneficiary of the VIE for accounting purposes, as a result of our direct ownership in WFOE and the provisions of the VIE Agreements.

Each of the VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Mingda Tianjin and WFOE, WFOE provides Mingda Tianjin with technical support, consulting services, intellectual services, and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, Mingda Tianjin granted an irrevocable and exclusive option to WFOE to purchase from Mingda Tianjin, any or all of Mingda Tianjin’s assets at the lowest purchase price permitted under PRC laws. Should WFOE exercise such option, the parties shall enter into a separate asset transfer or similar agreement. For services rendered to Mingda Tianjin by WFOE under this agreement, WFOE is entitled to collect a service fee approximately equal to the net income of Mingda Tianjin after the deduction of the required PRC statutory reserve.

The Exclusive Business Cooperation Agreement shall remain in effect for 10 years unless it is terminated by WFOE with 30-day prior notice. Mingda Tianjin does not have the right to terminate that agreement unilaterally. WFOE may unilaterally extend the term of that agreement with prior written notice.

The Chief Executive Officer of WFOE, Mr. Siping Xu, is currently managing Mingda Tianjin pursuant to the terms of the Exclusive Business Cooperation Agreement. WFOE has absolute authority relating to the management of Mingda Tianjin, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing, and other operational functions. The Exclusive Business Cooperation Agreement does not prohibit related party transactions. Our audit committee is required to review and approve in advance any related party transactions, including transactions involving WFOE or Mingda Tianjin.

Share Pledge Agreement

Under the Share Pledge Agreement among WFOE, and the Mingda Tianjin Shareholders, the Mingda Tianjin Shareholders pledged all of their equity interests in Mingda Tianjin to WFOE to guarantee the performance of Mingda Tianjin’s obligations under the Exclusive Business Cooperation Agreement. Under the terms of the Share Pledge Agreement, in the event that Mingda Tianjin or its shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, WFOE, as pledgee, will be entitled to certain rights, including the right to collect dividends generated by the pledged equity interests. The Mingda Tianjin Shareholders also agreed that upon occurrence of any event of default, as set forth in the Share Pledge Agreement, WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Mingda Tianjin Shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interest.

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

Exclusive Option Agreement

Under the Exclusive Option Agreement, the Mingda Tianjin Shareholders irrevocably granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Mingda Tianjin. The option price is equal to the capital paid in by the Mingda Tianjin Shareholders subject to any appraisal or restrictions required by applicable PRC laws and regulations. As of December 31, 2021, if WFOE exercised such option, the total option price that would be paid to all of the Mingda Tianjin Shareholders would be approximately $1,586,834, which is the aggregate registered capital of Mingda Tianjin. The option purchase price shall increase in case the Mingda Tianjin Shareholders make additional capital contributions to Mingda Tianjin.

Under the Exclusive Option Agreement, WFOE may at any time under any circumstances, purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders’ equity interests in Mingda Tianjin. The Exclusive Option Agreement, together with the Share Pledge Agreement, Exclusive Business Cooperation Agreement, and the Power of Attorney, enable WFOE to control and receive the economic benefits of Mingda

Tianjin’s business operation through the VIE Agreements, which enables to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under U.S. GAAP. The agreement remains effective for a term of 10 years and may be renewed at WFOE’s election.

Powers of Attorney

Under each of the Powers of Attorney, the Mingda Tianjin Shareholders authorize WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the articles of association of Mindga Tianjin, including the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Mingda Tianjin.

The term of each of the Powers of Attorney is the same as the term of the Exclusive Option Agreement. The Powers of Attorney is irrevocable and continuously valid from the date of execution of the Powers of Attorney, so long as the Mingda Tianjin Shareholders are shareholders of Mingda Tianjin.

Competitive Strengths

We believe that the following strengths enabled the PRC operating entities to capture opportunities in the rapidly growing real estate industry in China and differentiate them from their competitors, and will serve as transferrable experience to aid in the international subsidiaries’ growth:

●	Systematic and Effective Training. We believe a sales staff who can provide high-quality professional services consistently and an effective management team are critical to the PRC operating entities’ successful expansions into new markets and the enhancement of their brand name. The PRC operating entities have leveraged their in-house, experienced real estate experts to design and implement systematic training programs for new and existing sales staff to ensure they are equipped with knowledge of the standard protocols and best practices of various aspects of the PRC operating entities’ business, as well as their demand for high-quality services. Once a sales team is assigned to a new project, each member of the team continues to receive on-the-job training specific to the project and the local real estate market. The PRC operating entities perform periodic review of the performance of their sales staff and promote capable staff to management positions. In order to develop a management talent pool to manage and support their growth, the PRC operating entities have also designed systematic training programs for their managerial employees at different levels on how to manage sales process and their sales staff. The PRC operating entities’ managerial employees are also encouraged to attend the real estate seminars and workshops organized by the PRC operating entities to enhance their knowledge of the real estate industry in China. We believe that the PRC operating entities’ systematic and effective training distinguishes them from their competitors and has contributed to their growth. Through systematic training across the PRC operating entities’ organization, we hope to have a continuous supply of highly qualified real estate managerial and sales professionals to manage and support their anticipated expansion into new markets and strengthen their competitive position in existing markets.
●	Integrated Provider of a Full Range of Services. The PRC operating entities’ full range of services enable them to engage developer clients at early stages of their property development process. From providing feasibility studies prior to submissions of bids for development projects, consulting and strategizing at the inception of a proposed development project to marketing and sale of completed properties, the PRC operating entities are capable of providing comprehensive one-stop services to their developer clients at various stages of the real estate development and sales process. Their sales force in the secondary real estate brokerage services market also promotes residual unsold units from the primary real estate agency services market, thereby enhancing their services to their developer clients in the primary real estate market and increasing transaction volume in the secondary real estate market. Furthermore, the PRC operating entities’ in-house research capability, through their market research and development center, enhance their real estate consulting and information services and create a significant competitive advantage for them. They also allow the PRC operating entities to attract developer clients at an early stage of the project and build an on-going relationship with the clients. As a result of the PRC operating entities’ ability to provide a full range of real estate services, they increase their value and attractiveness to their clients at various stages of the real estate development, marketing, and sales process.

●	Experienced and Stable Management Team. We have an experienced and stable management team with strong operational experience, execution capability, and real estate industry expertise. Most of our senior management team members have participated in China’s real estate industry since its inception and have worked together as a team since our inception in 2002. In particular, our Chief Executive Officer, Mr. Siping Xu, is a well-recognized expert in real estate services with over 20 years of experience in the real estate industry. Our success is also attributed to a stable team of mid-level management, whom we have been able to attract and retain through a combination of performance-linked compensation, career-oriented training, and career advancement opportunities. We believe our experienced and stable management team have contributed significantly to our past success and will continue to contribute to our further growth.

Growth Strategies

Our board of directors has adjusted the growth strategies to reduce the scale of operations of the PRC operating entities and shift our focus onto developing the overseas operations that are currently propelled by our UK, Japanese, and German subsidiaries. Starting in 2021, the PRC operating entities have reduced the existing real estate agency programs and decreased the size of their sales team on relevant projects, and plan to further downscale their operations in 2022. The services provided by the PRC operating entities, including real estate marketing and planning services, real estate agency services, and advertisement planning services, have translated into experiences that will help our other subsidiaries in UK, Germany, Japan, and other prospective markets to gain competitive advantages. Currently, the UK subsidiaries, MD UK and Mansions Estate, are the focus of future growth and market expansion, with the following strategies:

●	Expand Service Offerings and Increase Cross-selling Opportunities. The UK subsidiaries offer a wide range of services across the primary real estate market and the real estate rental market, and ancillary real estate-related services. As the real estate industry, especially the rental market, continues to grow and mature in the UK, we believe there are significant growth opportunities for new and innovative types of real estate services, and the UK subsidiaries plan to continuously evaluate new growth areas and expand their service offerings to capture opportunities in these areas as they arise and the UK subsidiaries commenced their operations with the plan to diversify their revenue streams. For example, besides the UK subsidiaries’ real estate marketing and planning services and their real estate agency services, they also offer advertisement planning services, tenant screening services, 24-7 multilingual customer service meeting the demand of an international market, and professional onsite hospitality and butler services. The UK subsidiaries strive to become an integrated platform for comprehensive property management capabilities that cover real estate-related service needs from all aspects for investors and real estate owners.
●	Expand Geographic Reach and Enhance Brand Recognition. The UK subsidiaries plan to provide real estate services and strategically expand their operations to additional cities, covering cities that attract overseas investors and are undergoing real estate development growth. The UK subsidiaries’ entrance into new geographic markets will be carried out systematically in response to their real estate developer clients’ needs and market opportunities. They intend to invest in the promotion of their brand when they enter into a new market and to leverage their brand to capture growth opportunities. The UK subsidiaries intend to hire and train local employees and sales associates who are socially connected to the local markets. By expanding into new markets, they aim to lay the foundation for a nationwide real estate service network in the UK and branches into the greater European markets that can provide seamless quality services to their local and overseas investor and real estate owner clients alike.

Our Services

PRC operations

The PRC operating entities generate their revenue primarily through providing primary real estate agency services to their real estate developer clients. Primary real estate agency services refer to agency services provided for the primary real estate market, newly constructed and completed residential and commercial real properties. Currently, the PRC operating entities’ primary real estate agency services are for residential and business projects. In addition to the traditional agency services provided for the primary real estate market, the PRC operating entities provide integrated agency services that incorporate any stage(s) in the residential real estate project value chain, which range from planning and design to marketing and sales, and delivery and after-sale services, where they serve both their real estate developer clients, the prospective property buyers, and the property buyers. The PRC operating entities’ deep expertise and research and development capabilities in the real estate market with respect to each of the markets that they operate in, as well as their ability to establish, operate, monitor, improve, and execute each step of the aforementioned process, have allowed them to achieve significant results in meeting the sales targets of primary real estate residential properties. In conjunction to their primary real estate agency services, for each aspect of the aforementioned process, they also provide real estate consulting services, and independent training service with respect to primary agent sales services. The PRC operating entities may offer new complementary services to capture market trends and to serve the evolving needs of their clients.

The PRC operating entities’ principal business has traditionally been, and we expect will continue in the foreseeable future to be, providing primary real estate agency services. The PRC operating entities derive substantially all of their primary real estate agency service revenue from gross commission income received serving as a broker or sales agent at the closing of real estate transactions. The PRC operating entities provide primary real estate agency services to real estate developers of mainly residential properties. For the years ended December 31, 2021, 2020 and 2019, the PRC operating entities’ average residential property broker commission rate was 0.72%, 1.01%, and 0.94%, respectively, which represented the average/standard commission rate earned by primary sales agents in a home sale transaction.

Through Mingda Tianjin and its three branch offices in Chengdu, Suzhou, and Yangzhou, the PRC operating entities own and operate a primary real estate agency service business in the following local markets, Tianjin, Chengdu, Yangzhou, and Suzhou, which represented 75%, 23%, 0%, and 2% of their agency revenue for the year ended December 31, 2021, respectively, represent 65%, 30%, 3%, and 2% of their agency revenue for the year ended December 31, 2020, respectively, and 83%, 5%, 9%, and 3% of their agency revenue for the year ended December 2019, respectively. Their Chengdu Branch Office commenced generating revenue in 2019. As of December 31, 2021, they had 71 employees, including 24 sales professionals serving in all of their four local markets.

From the PRC operating entities’ inception in 2002 to December 31, 2021, they were retained on 74 real estate projects from 60 real estate developers, and completed the sale of 6 projects as of December 31, 2021. For the years ended December 31, 2021, 2020, and 2019, they completed the sale of 861 units, 1510 units, and 1960 units, respectively.

The following table sets forth the total gross floor area (“GFA”) and value of properties sold for the periods indicated:

	For the Years Ended December 31,
	2021	2020	2019
Total GFA of new properties under contract (thousands of square meters)	117.17	178.03	186.97
Total value of contracts (millions of $)	545.41	667.46	612.47

Service Engagements

For both of the PRC operating entities’ primary agency sales service and their consulting service offerings, the PRC operating entities are typically considered by their developer clients and consulting service clients for engagement through a bidding process, where each of the potential bidders submit a detailed service plan and an estimated cost and service fee. The real estate industry has moved away from developer clients working exclusively with a few primary agency sales service providers, which has created opportunities for the PRC operating entities to expand their market share and penetrate into new markets with their integrated service offerings and excellent execution of sales and marketing strategies. Additionally, while we expect the majority of our revenue to continue to come from the PRC operating entities’ real estate projects where they act as the exclusive primary agency sales service provider, they have begun, in 2016, to gradually increase their bidding for real estate projects that have more than one primary agency sales service providers. We believe that participating as co-agency sales service providers will allow the PRC operating entities to work with a wider group of real estate developer clients and enable them to showcase and demonstrate their tailored sales and marketing strategic plans and their high-quality team execution.

The PRC operating entities typically enter into the bidding processes of real estate projects in the following two manners. First, they are invited to participate in the bidding process by real estate developer clients that they have previously collaborated, or where developer clients have included the PRC operating entities in their shortlist based upon their reputation. Second, the PRC operating entities reach out to real estate projects in the bidding stage based upon the market intelligence they collect.

For the PRC operating entities’ independent training services, their developer clients typically reach out to them and engage their services, based upon their reputation and past performances as primary real estate service providers to these developer clients.

Primary Agency Sales Services

The following summarizes the specialized technical process the PRC operating entities have established to provide an integrated, end-to-end primary agency sales services to their real estate developer clients on a project basis. Their full-service offerings cover the entire life cycle of a real estate development project from pre-construction planning to closing of the sales of residential units. Some of their competitors specialize in certain stages of a project, such as sales and marketing. The PRC operating entities have grown rapidly and expanded their expertise and service offering to every stage of a residential real estate project, as we believe that covering the entire life cycle provides synergy to the real estate projects. For example, in addition to formulating and executing sales and marketing strategies that are tailored to each real estate project, the PRC operating entities’ team in sales and marketing collects buyer intelligence during their service to the potential buyers, which allows the PRC operating entities to stay informed about the nuanced demands of potential buyers in each market that they operate. As such, they provide valuable insight to their developer clients in such planning and design aspects, from the design of the configuration of the residential units, to the market positioning and brand positioning of each project.

The PRC operating entities’ have obtained the ISO9001:2015 Quality Service System Certification, which align with world service standards, for their primary agency sales service. The ISO9000:2015 standard system is a series of quality management and quality assurance that was issued by the International Organization for Standardization (ISO) in 1987. These standards are used to demonstrate an organization’s ability to provide products that meet customer requirements and applicable regulatory requirements to increase customer satisfaction. The PRC operating entities use ISO9001:2015 as the service standard to improve internal management and external customer service level with scientific management and quality assurance methods and means.

In 2020, the PRC operating entities renewed their primary real estate agency service contracts with Wanhe Huasheng Real Estate Co., Ltd., Wan An Jianchuang Real Estate Co., Ltd., Wanshun Jinan Real Estate Co., Ltd., Tianfang (Suzhou) Real Estate Co., Ltd., and Tianjin Jinbin Times Real Estate Investment Co., Ltd. In addition, the PRC operating entities entered into primary real estate agency services contracts with Tianjin Taijin Real Estate Co., Ltd., Tianjin Tianwan Real Estate Brokerage Co., Ltd., Tianjin Wanan Caizhi Real Estate Co., Ltd., Tianjin TEDA Construction Group Co., Ltd., Tianjin Yuanqing Investment Co., Ltd., Tianjin Meiyin Real Estate Development Co., Ltd., and Tianjin Tianxiao Real Estate Development Co., Ltd. In the year ended on December 31, 2021, all the above-mentioned service contracts were performed and terminated without renewal. The PRC operating entities do not plan to renew or perform such services in the year ending December 31, 2022.

The PRC operating entities’ integrated, end-to-end primary agency sales services include the following services:

Consulting Services

The PRC operating entities offer a variety of services to developers who have obtained land development rights. They provide project feasibility studies that include general information on market conditions and trends and information concerning the demographics and the existing and projected amenities in the area where the project will be located. They also provide, if needed, a comprehensive analysis of the real estate transaction history of nearby development projects, including average selling price and sale activities, marketing and advertising campaigns employed, amenities and services offered, and demographics targeted by these projects. They then work with developers to define the targeted demographic and determine the floor plan, optimal unit size, price schedule, interior and landscaping design criteria, and services and amenities for each development phase.

Planning and Design Services

The PRC operating entities provide project planning and design services, which includes concept and architectural design, budgeting, financial analysis, and projections. We believe careful planning is essential to control costs, quality, and timing of the PRC operating entities’ projects.

The PRC operating entities’ in-house design and advertising team work to ensure that their designs comply with PRC laws and regulations, and meet their design and other project objectives as a part of their design management process.

Marketing and Sales

As part of the primary real estate agency services provided to the PRC operating entities’ developer clients, they devise customized marketing and sales strategies, establish standardized policies and procedures for the operation and sales team to execute such strategies, and implement and/or supervise the marketing and sales plans to seek to complete the sales targets and provide excellent developer client experiences and prospective buyer experiences. As such, they typically analyze the characteristics of the development project and the target market and advise their developer clients on both the overall marketing and advertising strategy, and specific marketing and advertising plans for various phases of the development. The PRC operating entities maintain an internal marketing team for their development projects and maintain an internal sales force and operating as well as hire and train sales associates on a project basis. If needed, they may also select and engage third-party agencies to execute parts of their plans. We believe the PRC operating entities have been able to significantly differentiate each project from similar projects in their respective local markets.

The PRC operating entities’ sales and operating team are also responsible for designing sales offices and sample show rooms tailored to the target buyers and target markets. Their team works with third-party service providers to prepare the advertising, promotion, and selling plans for each project. The sales force and sales associates hired and trained by them at each project will be responsible for following through on the entire sales and leasing process including setting monthly sales or leasing targets, controlling prices, implementing special promotions, monitoring external agency performance, and processing customer feedback.

The PRC operating entities have a track record of rolling out attractive and differentiated projects that specifically cater to target buyers in each of the markets that they operate. In 2019, the PRC operating entities successfully sold out three projects in Tianjin, as well as reduced inventory floor area for an additional 16 projects. In 2020, the PRC operating entities successfully sold out four projects in Tianjin, as well as reduced inventory floor area for an additional 18 projects. In 2021, the PRC operating entities successfully sold out 5 projects in Tianjin, as well as reduced inventory floor area for an additional 17 projects.

Delivery and After-Sale Services

The PRC operating entities assist buyers in arranging for and providing information relating to financing. They also assist their customers in various title registration procedures relating to the clients’ properties, complementing the title registration services provided by the real estate developers. The PRC operating entities offer various communication channels to customers to provide feedback about their products or services. They also seek feedback from buyers regarding after-sale services.

The PRC operating entities endeavor to deliver the units to their customers on a timely basis. They closely monitor the progress of construction of their property projects and conduct pre-delivery property inspections to ensure timely delivery. Once a property development has been completed, has passed the requisite government inspections, and is ready for delivery, they notify the customers and hand over keys and possession of the properties.

The PRC operating entities had sold an aggregate of approximately 15.67 million square feet of primary properties with transaction value totaling approximately RMB26.94 billion (US$4.17 billion) from 2014 to December 31, 2021, for real estate development projects in four cities in China, primarily in Tianjin. As of December 31, 2021, the PRC operating entities had approximately 71 real estate sales professionals, including 24 sales agents and 4 sales associates, working for them as employees.

Comprehensive Solution

If needed, the PRC operating entities can help their developer clients develop comprehensive plans tailored to their development projects, ranging from overall development strategies and plans to architectural design, marketing and advertising strategies to operating ad profit models. They typically work closely with designated client staff to prepare detailed advice on the entire development and if needed, detailed frameworks for high quality execution of their plans. They also provide solutions to the post-completion and after-sales operation process.

Advertising Services

The PRC operating entities also offer real estate advertising design services to their real estate developer clients through their in-house advertising design team. We believe this service also differentiates the PRC operating entities from their competitors since a well-designed advertising plan coherently aligned with sales and marketing strategies and overall development strategies leads to significant project synergy.

Real Estate Consulting Services

For clients who are not engaging them as their primary sales service providers, the PRC operating entities are also able to offer the stand-alone real estate consulting services mentioned above. The PRC operating entities’ real estate consulting services are tailored to meet the needs of their clients at various stages of real estate project development and sales process, and with particular requests and needs. For their real estate developer clients, the PRC operating entities services are designed to then formulate solutions to meet their specific needs, from research of the specific markets and prospective buyers to services designed to facility large-scale development project sales transactions. Major types of the PRC operating entities’ consulting services include (1) project consulting where they offer a variety of services to developers who have obtained land development rights, including project feasibility studies, analysis of the real estate transaction history of nearby development projects, marketing and advertising consulting, and development of comprehensive plans for their projects; (2) detailed operating and sales frameworks tailored to each real estate project that ensure high-quality execution of sales and marketing efforts, and the operation of the real estate sales office and post-closing services. The PRC operating entities’ clients include real estate developers, real estate design institutes and agencies, urban planning bureaus of various levels of governments, urban rail transportation companies, and urban infrastructure development companies. The PRC operating entities leverage their deep expertise in each step of the process involved in the planning and sale of a real estate project, to provide insights and a detailed plan of execution for their clients. The PRC operating entities also provide research analysis and reports such as feasibility analysis to their clients who have such needs. The PRC operating entities typically charge a monthly fee for each project, as well as a project completion fee if needed. Revenue from consulting services was $38,746, $103,140, and $155,217 for the years ended December 31, 2021, 2020 and 2019, respectively.

Independent Training Services

For the PRC operating entities’ independent training services, they are engaged by real estate developer clients to act as an independent third-party trainer to the primary agency sales agents the developers have engaged. They started a pilot project in 2016 for this service offering in response to a client’s engagement request, and began generating revenue in 2018 following their expansion into this service offering. The PRC operating entities’ third-party training services primarily relate to the sales and marketing aspect of a real estate project. In this respect, they have designed this service offering to leverage their deep expertise in each step of the process involved in the sales and marketing of a real estate project, to evaluate the overall framework and execution of plans of the sales agent team. Based upon the PRC operating entities’ evaluation results, they would then formulate remedial plans or new plans, train the existing sales and operation team, and/or monitor their performances. They generated $0 and $4,704 revenue through their independent training services in fiscal 2021 and 2019, respectively. However, they did not generate any revenue in fiscal 2020 due to the restrictions on their operations as a result of the COVID-19 pandemic.

Tourism Development Services

The subsidiaries of Mingda Tianjin, namely Xishe, Xishe Xianglin, and Xishe Media, participated in thought leadership activities such as government investment promotion, government promotion meetings, and rural revitalization industry matchmaking meetings, and engaged as a part of the Xinnong Chuang project, a project to establish a nationwide tourism platform in rural areas of China.

Xishe Xianglin entered into the following framework agreements and cooperation agreements regarding tourism planning and cooperative operation with local governments and other companies.

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

On March 27, 2019, Xishe Xianglin entered into a strategic cooperation agreement with Xinnong Chuang Tianze Agriculture Co., Ltd. (“Tianze”), pursuant to which Xishe Xianglin agreed to provide project planning services for Xinnong Chuang 24 Ji · Taishan Tianze Idyllic Complex and construct Tianze’s corporate identity system. Tianze agreed to compensate Xishe Xianglin according to projected fee table listed in the agreement.

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

The PRC operating entities generated $49,169 in revenue through tourism development service in fiscal 2019; however, due to the restrictions on the PRC operating entities’ operations as a result of the COVID-19 pandemic, this service did not generate any revenue in fiscal 2020 or fiscal 2021.

The PRC operating entities suspended the tourism development services and dissolved Xishe Media and Xishe Xianglin in August 2021 and Xishe in September 2021.

The UK operations

The UK subsidiaries, MD UK and Mansions Estate, commenced operations in August 2021. The UK subsidiaries are developing a customized full-case approach in real estate rental business, where a variety of ancillary services are provided to real estate owner clients surrounding their property interest, including real estate marketing and planning services, real estate agency services, advertisement planning services, 24-7 multilingual customer service meeting the demand of an international market, and professional onsite butler team. In the year ended on December 31, 2021, MD UK did not generate any revenue and Mansions Estate generated revenue of GBP14,149.8 (US$19,469). See “Item 4. Information on the Company—B. Business Overview—Growth Strategies.”

Major Customers

The PRC operating entities’ customers are primarily real estate developers. They also serve real estate design institutes and agencies, urban planning bureaus of various levels of governments, urban rail transportation companies, and urban infrastructure development companies. The PRC operating entities rely on their developer customers for revenue generated from their services primarily as primary real estate sales provider.

For the year ended December 31, 2021, the PRC operating entities’ top three customers, Ge Diao Ping Yuan, Taida Shang Qing Cheng, and Ge Diao Liu Yuan, represented approximately 34%, 23%, and 10%, respectively, of their total revenue. The accounts receivable from these three customers (projects) were $737,476, $1,116,552, and $10,643, respectively, as of December 31, 2021.

For the year ended December 31, 2020, the PRC operating entities’ top three customers, Taida Shang Qing Cheng, Ge Diao Ping Yuan, and Wanke Xi Lu, represented approximately 29%, 16%, and 16%, respectively, of the PRC operating entities’ total revenue. The accounts receivable from these three customers (projects) were $1,851,254, $311,172, and $263,315, respectively, as of December 31, 2020.

For the year ended December 31, 2019, the PRC operating entities’ top three customers represented approximately 58% of the PRC operating entities’ total revenue, with 31%, 16%, and 11%, respectively, from Taida He Yue Hai, Ge Diao Ping Yuan, and Wanke Xi Lu. The accounts receivable from these three customers were $192,679, $185,216, and $377,276, respectively, as of December 31, 2019.

The PRC operating entities have entered into primary sales service agreements with their real estate developer clients that are long-term in nature, with a non-fixed term of the length of the projects, on a project-to-project basis. The terms are typically for multiple years, but vary depending on whether all planned phases of each project are materialized. The PRC operating entities depend on their existing real estate developer clients for their revenue and we believe that they have maintained good client relationship. The PRC operating entities’ have been diligently expanding their network in search for new projects to bid on, so as to maintain their, and consequentially, our future revenue streams.

While the PRC operating entities have not encountered circumstances where their real estate developer clients terminate their service agreements, they have encountered circumstances where the PRC operating entities’ real estate developer clients refused to pay the related service commissions. See “—Legal Proceedings” for detailed information.

Mansions Estate’s customers are primarily overseas investors and real estate owners in the UK, including high net worth individuals and some individuals with rigid needs, such as parents of children who study or work abroad.

Marketing and Brand Promotion

The PRC Market

The PRC operating entities employ a variety of marketing and brand promotion methods to enhance their brand recognition and attract property buyers, including the following:

Advertisements. They have advertising arrangements with various consumer media outlets in the markets that they operate, including television stations, newspapers, and industry publications. They also advertise and distribute informational brochures, posters, and flyers at various real estate conferences, exhibitions, and trade shows.

Prospective Buyers Database. Since 2002, the PRC operating entities have established and maintained a database of all prospective buyers who have visited the sales offices of projects that they acted as primary sales agent. The PRC operating entities have developed standardized data collection procedures to ensure the accuracy and timeliness of entry of data into their systems. They have collected real estate related information from such prospective buyers. As such, they regularly follow up with the prospective buyers who meet the target buyer profile of new real estate projects where their well-trained sales staff makes cold calls to prospective buyers. The PRC operating entities’ collection and use of client information and transaction-related information are subject to Section 111 of General Provisions of the Civil Law of the People’s Republic of China, effective as of 2017. We believe that, as of the date of this annual report, the PRC operating entities are compliant with the rules and regulations of Section 111 of General Provisions of the Civil Law of the People’s Republic of China, effective as of 2017.

Brand Center. The PRC operating entities have established a brand center to carry out long-term maintenance and positioning of their brand image, clarify their brand image, and create, cultivate, and enhance their corporate value. We have also formed other centers, including an overseas development division, an overseas assets management division, a comprehensive management center, a financial operation center, and a market research and development center, and each center promotes one another.

Additionally, the PRC operating entities promote their real estate projects to other real estate agents who are their third-party referral service providers. The PRC operating entities’ third-party referral providers informally bring prospective buyers to their attention, or invite prospective buyers to visit the sales offices of real estate projects that they are engaged. They do not rely on third-party referrals and this constitute a small part of their operation. Third-party referral service providers are paid a commission if prospective buyers referred by them successfully closes a real estate purchase from projects the PRC operating entities service.

The UK Market

The main marketing promotion methods of Mansions Estate are currently divided into online and offline channels. Offline marketing efforts happen mainly in the form of in-person visits and exhibitions. Mansions Estate’s introduction and business-related information are made into a complete set of publicity materials, which are delivered and distributed in-person by business personnel and customers. Mansions Estate uses its official website and WeChat official account for online marketing efforts and has created electronic brochures for promotion purposes. These electronic brochures are also distributed via WeChat or e-mail during business negotiations with customers. Mansions Estate also plans to launch promotional campaigns on social media platforms, such as TikTok and Xiaohongshu.

Competition

The PRC Market

The real estate services industry in China is rapidly evolving, highly fragmented, and competitive. Contrary to real estate development, real estate services require a smaller commitment of capital resources. This relatively lower barrier of entry permits new competitors to enter the PRC operating entities’ markets quickly and compete with them. While the PRC operating entities face competition in each geographic market in which they operate, in the primary real estate agency services market, we believe their comprehensive service offerings, carefully tailored sales strategy and effective execution of sales tactics, together with their general project running, have contributed to their success and allowed them to stay ahead of the curve. The PRC operating entities’ competitive position in Tianjin is stronger than their position in other local markets.

In the primary real estate agency services market, the PRC operating entities’ main competitors include World Union Real Estate Consultancy (China) Ltd., Hopefluent Group Holdings Limited, and B.A. Consulting Company, all of which operate in multiple cities in China. In addition, they compete with local primary real estate agency services providers in each geographic market where they have a presence. Their major competitors in the Tianjin market are Shenzhen World Union Real Estate Consultants Co., Ltd., eHouse (China) Holdings Ltd., and Centaline Property Agency Ltd. The PRC operating entities’ major competitors in the Suzhou market are Birthidea Culture Media Co., Ltd., Tospur Real Estate Consulting Co., Ltd., and Beijing Syswin Lixiang Holding Group. Their major competitors in the Yangzhou market are Centaline Property Agency Ltd., eHouse (China) Holdings Ltd., and Xiamen New Visual Angle Real Estate Planning Agency Co., Ltd.

In the real estate consulting service market, the PRC operating entities compete with other leading international and domestic real estate services companies which provide real estate consulting services, including DTZ International, Jones Lang LaSalle, CB Richard Ellis, and First Pacific Savills.

In the independent third-party training service and tourism development service markets, we believe that the PRC operating entities currently do not have any credible competitors as the markets for these innovative operations started developing recently.

Competition in the real estate services industry is primarily based on brand recognition, quality and breadth of services, and overall client experience, and specifically in primary brokerage service, sales performance. We believe that the PRC operating entities’ reputable “Mingda Jiahe” brand, the breadth and quality of their services, and their extensive experience, particularly in the primary real estate agency services market, give them competitive advantages over their competitors, especially primary real estate agency services provider who focus exclusively on sales and marketing without the additional value-added services we provide. While many of their competitors may have more financial and other resources than they do, we believe the PRC operating entities’ research capability, knowledge and experience, as well as execution capability distinguish them from their competitors and allow them to respond more promptly to market changes.

The UK Market

Mansions Estate competes both with the five major global real estate companies with accumulated experiences and qualifications, such as Jones Lang LaSalle and Savills, and with agents with longer operation history and lower fees, such as Crown Home Buying & Letting and Hanland Global. The UK real estate market is competitive as the number of market participants is relatively limited. Mansions Estate intends to improve its competitive position by providing customized services and humanized experiences on a competitive fee rate.

Employees

See “Item 6. Directors, Senior Management and Employees—D. Employees.”

Seasonality

The PRC operating entities’ operating income and earnings have historically been lower during the first quarter than other quarters. This results from the relatively low level of real estate activities during the winter and the Chinese New Year holiday period, which falls within the first quarter each year.

Legal Proceedings

Other than the following, we and the PRC operating entities are not currently a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows, or financial condition.

On March 18, 2022, the Chengdu Branch Office of Mingda Tianjin filed a civil complaint in the People's Court of Dujiangyan City, Sichuan Province, alleging breach of contract and unpaid service fee against Chengdu TEDA New City. The total amount claimed is approximately $552,282 (RMB3,508,315 translated at December 31, 2021 exchange rate). The case is still pending filing at the court.

On February 17, 2022, Mingda Tianjin filed a civil complaint in Gusu District Court of Suzhou City, Jiangsu Province, alleging unpaid service fee and breach of contract against Tianfang (Suzhou) Real Estate Co., Ltd. The claimed amount is the unpaid base of $45,926 (RMB291,742 translated at December 31, 2021 exchange rate), plus a 0.1‰ per day breaching late fee. The case is still under review by the Gusu District People's Court in Suzhou.

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

We could remain an emerging growth company until December 31, 2023, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenue exceed $1.07 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

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

Regulations

As a company with global operations, our operating entities are subject to the laws and regulations of the PRC and the multiple foreign jurisdictions in which we operate as well as the rules, reporting obligations and interpretations of all such requirements and obligations by various governing bodies, which may differ among jurisdictions. In addition, changes to such laws, regulations, rules, reporting obligations and related compliance obligations could result in significant costs but are not expected to have a material effect on our capital expenditures, results of operations and competitive position as compared to prior periods.

PRC Regulations

The PRC operating entities operate their business in China under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the SAIC, and their respective local offices, and Ministry of Housing & Urban-Rural Development (the “MHURD”) and their respective local offices. This section summarizes the principal PRC regulations applicable to the PRC operating entities’ business.

Regulations on Real Estate Service-Related Activities

The principal regulations governing the real estate service industry in China are (i) the Law on Administration of the Urban Real Estate issued by the Standing Committee of National People’s Congress (“NPCSC”) in July 1994, last amended in 2019 pursuant to Chairman’s Order No. 72, and (ii) the Administrative Measures for Real Estate Brokerage jointly issued by the MHURD, the NDRC and the Ministry of Human Resources & Social Security (“MOHRSS”) in 2010, and further amended on March 1, 2016 and effective as of April 1, 2016.

On May 28, 2020, the Third Session of the Thirteenth National People’s Congress voted and passed the “Civil Code of the People’s Republic of China” (“Civil Code”), which became effective on January 1, 2021. The property law, contract law, inheritance law, and tort liability law were compiled and updated in the Civil Code, which now serves as the legal basis for civil entities carrying out production and business activities.

On August 5, 2021, the Tianjin Municipal Housing and Construction Commission issued the Tianjin Real Estate Development Enterprise Credit Management Measures, using “credits” to evaluate real estate brokerage behavior based on honest operation and fair competition. The new measures require dynamic evaluation of the credit of Tianjin real estate development enterprises and the implementation of differentiated supervision and credit restraint for real estate development enterprises within the jurisdiction based on their credit status. For example, enterprises with good credit enjoy priority in approval procedures, acceptance of the withdrawal of regulatory funds applications, recommendation to participate in the evaluation of excellence, and exemption from dynamic verification of qualifications and other aspects of incentives, and enterprises with poor credit will be subject to intensified regular supervision and random checks, interviews with its principal, strict administrative approval, strict supervision of commodity house pre-sale funds, would not be recommended for merit appraisals and evaluations, and the personal credit record of the legal representative or the principal person in charge of the enterprise and the actual controller will be affected as well as the possibility of those persons being subject to other disciplinary measures.

On January 1, 2022, Suzhou Housing and Construction Commission issued the Suzhou Real Estate Brokerage Industry Credit Management Measures, which regulate real estate brokerage behavior to strengthen the sense of honest operation and fair competition, and to guarantee the sustainable and healthy development of the real estate brokerage market through credit evaluation of brokerage agencies and their brokerage service personnel in business. This management measures reward real estate brokerage agencies and service personnel with good credit with corresponding incentives, such as: awarding a medal in recognition; giving priority to recommendation in various types of merit appraisals and evaluations; and recommending to the public through the Suzhou Housing and Construction Commission’s official website, official WeChat channel, and other official management service platforms. Warning, interviewing the person in charge, and even suspending the qualification of online contracting will be given to institutions with low credit evaluation scores. Brokerage service personnel with low credit evaluation scores will be disqualified from online contracting, and will be officially listed as low credit personnel, which would be publicly announced to the entire industry.

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

Currently, the PRC operating entities’ primary market is in the Tianjin Autonomous Municipality, and they also operate in Chengdu of Sichuan province, and Suzhou and Yangzhou of Jiangsu province.

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

The PRC operating entities made the record filings submission with respect to their Suzhou Branch Office as of September 12, 2018, and Yangzhou Branch Office as of August 9, 2018, respectively. No such record filing is currently required for their Chengdu Branch Office.

With respect to the PRC operating entities’ anticipated strategy of expanding into new local markets, they plan to fully comply with local regulations relating to the business operation of real estate service-related activities with respect to any new markets we may decide to operate in. We believe that the PRC operating entities will be able to fully comply with the relevant record-filing requirements and eligibility requirements with respect to any new markets they may decide to operate in.

Regulation of Real Estate Agency Companies, Brokers, and Agents

Pursuant to the Regulatory Measures on the Sale of Commercial Houses promulgated by the Ministry of Construction (“MOC”), effective June 1, 2001, a real estate developer may entrust a real estate service organization as a broker to pre-sell or sell primary residential housing. The regulatory measures provide that the real estate broker must not make any false statements regarding a property to clients and must present clients with relevant title certificates or sale permits of the properties and the related letter of authorization. Thus, according to these regulatory measures, we are not permitted to act as agents to sell primary residential housing for which requisite certificates, permits, or authorization letters have not been obtained. The PRC operating entities’ real estate developer clients typically obtain the requisite certificates, permits, or authorization letters needed for the pre-sale sale of primary residential housing.

On December 29, 2006, the MOC and the PBOC promulgated the Circular Concerning Strengthening the Management of Real Estate Services and Regulating the Trade Settlement Capital Account, which provided a number of specific directives to regulate the real estate services industry. Under the Circular, the PRC operating entities are not permitted to receive cash purchase payments on behalf of their clients in secondary real estate transactions and they are required to establish separate security deposit accounts for their clients in these transactions.

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

With respect to the regulation of real estate agents, pursuant to the Interim Regulation on Professional Qualification for Real Estate Brokers and the Implementing Measures on the Examinations of Professional Qualification for Real Estate Brokers issued by the Ministry of Personnel and MOC in December 2001, to practice as a qualified real estate broker an individual must first obtain a qualification certificate for real estate brokers, and then obtain a real estate broker license. An individual broker who fails to obtain the required qualification certificate or license will not be permitted to engage in real estate agency services on the PRC operating entities’ behalf.

However, in August 2014, the MOHRSS promulgated and issued the Notice on Effective Follow-up of the Cancellation of Professional Qualification for Certain Professionals, pursuant to which a real estate broker is no longer required to obtain the relevant qualification certificate before entering the industry. As such, an individual is permitted to engage in real estate agency services on the PRC operating entities’ behalf without the real estate broker license.

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

On April 7, 2021, the State Council issued the Opinions on Serving the "Six Stability" and "Six Guarantees" to Further Improve Work Related to the “Reform of Decentralization, Management, and Service,” which proposed to lower the access threshold of intermediary services, to break down industry barriers, to break local protection tendency, to introduce competition mechanism, to promote the quality of intermediary services, and to establish a reasonable pricing mechanism. It further proposes to strengthen the supervision of intermediaries, to promote intermediaries’ disclosure of their service conditions, processes, time limits and fees, and to resolutely investigate and punish arbitrary charges, disguised price increases, and other unhealthy competition behaviors.

On July 13, 2021, the Notice of the Ministry of Housing and Urban-Rural Development and Other Eight Departments on Continued Rectification and Regulation of the Real Estate Market Order requires special rectification activities to be carried out for behaviors that disrupt the market order and violate consumers' rights and interests, such as falsification, bundled sales, disguised price increases, and failure to submit opening reports, in the sale and purchase of houses as well as housing leases. Real estate agents and agents need to make extra effort to remain in compliance.

12 cities (Shenzhen, Guangzhou, Dongguan, Chengdu, Xi'an, Ningbo, Wuxi, Hefei, Sanya, Shaoxing, Quzhou, and Jinhua) have successively introduced the second-hand housing guiding price mechanism. The initiative requires that, firstly, real estate brokerage agencies and real estate listing platforms reasonably publish the prices of properties and not publish properties with inflated prices; and, secondly, relevant institutions involved in second-hand housing transactions take the guiding pricing set by the authority into consideration while conducting business and as an important reference in relevant business development. Although the policy does not explicitly command the second-hand housing loans to be completely based on the guiding price of second-hand housing, the relevant institutions involved in second-hand housing transactions are required to take this as a reference basis. Observing the trend set by these cities, it is possible that other cities will be the next to follow the practice of referencing guiding pricing in the approval of second-hand housing loans, which would have a considerable cooling effect on the market.

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

On October 23, 2021, the Standing Committee of the National People's Congress authorized the State Council to carry out pilot real estate tax reform in some areas for a period of five years, with the pilot implementation start time and pilot cities determined by the State Council.

On March 16, 2022, a representative of the MOF stated in an interview that the pilot real estate tax reform was in progress according to the authorization of the Standing Committee of the National People's Congress. The representative further stated that although some cities had already carried out surveys and preliminary studies, the conditions for expanding the real estate tax reform pilot to include more cities were not feasible this year, based on a variety of comprehensive factors. Therefore, Shanghai and Chongqing are the only two localities in China to have implemented the pilot real estate tax.

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

Although China amended the Advertising Law of the People's Republic of China and the Provisions on Real Estate Advertising in 2021, there were no major adjustments in relation to real estate advertisements.

Regulations on Foreign Investment

Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Guidance Catalog, which was promulgated and is amended from time to time by MOFCOM and the NDRC. The Guidance Catalog lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted,” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. In addition, in June 2018 the MOFCOM and the NDRC promulgated the Negative List, which became effective on July 28, 2018, and was further updated on June 30, 2019, June 23, 2020, and December 27, 2021 (effective January 1, 2022). Pursuant to the current and the updated Negative List, real estate service section falls within the permitted catalogue. None of the PRC operating entities is engaged in any businesses related to the industries listed in the Catalogue (as amended by the Negative List).

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

From January 1, 2021, the Supreme People's Court's Provisions on Several Issues Concerning the Trial of Dispute Cases of Foreign Invested Enterprises (I), as amended in 2020, came into effect. The full text of the 24 articles provides for the validity of contracts pertaining to the establishment and change of foreign-invested enterprises, the settlement of disputes between cooperating parties, and the validity of agreements on behalf of shareholding in the field of foreign investment.

On January 27, 2021, the Catalogue of Sectors Encouraging Foreign Investment, published in 2020, was officially implemented, further expanding the scope of encouraged foreign investment. The main focus of this catalogue was to further the active role of foreign investment in the supply chain and industrial chain, and to encourage foreign investment in producer service industries and in central and western regions.

According to the Negative List, if a domestic enterprise engaged in business in the area of investment prohibited by the Negative List issues shares abroad and lists them for trading, then: (i) it shall be approved by the relevant competent state authorities; (ii) the foreign investor shall not participate in the operation and management of the enterprise; and (iii) the shareholding ratio of the foreign investor shall be implemented with reference to the relevant provisions on the management of domestic securities investment by foreign investors. The PRC operating entities’ main business, real estate development, does not fall under the content of the special management measures stipulated in the Negative List and is not affected by the provisions of the list.

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

On March 3, 2021, the Supreme People's Court issued the Interpretation on the Application of Punitive Damages in Civil Cases of Infringement of Intellectual Property Rights, clarifying the criteria for severity determination and base amount punitive damages calculation and rendering the punitive damage provisions stipulated in the relevant laws implementable.

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

On January 7, 2021, the PBOC and the SAFE decided to lower the macro-prudential adjustment parameter for cross-border financing for enterprises from 1.25 to 1. This adjustment lowered the upper limit for cross-border financing for enterprises and financial institutions, which in turn reduced cross-border capital inflows.

On November 5, 2021, the SAFE issued the Measures for Discretionary Administrative Fines in Foreign Exchange Management to regulate the discretionary power of administrative fines in foreign exchange management. Previously, the macro-prudential adjustment parameter for cross-border financing for enterprises was adjusted upward in response to the COVID-19 pandemic and to encourage cross-border financing, and in early 2021, China adjusted the parameter downward to prevent and control foreign debt risks. In addition, SAFE has issued corresponding regulations to standardize foreign exchange transactions, personal regular foreign exchange business, and administrative fines for foreign exchange management, indicating a trend of increasing standardization in China's foreign exchange management.

Regulations on Loans to and Direct Investment in PRC Entities by Offshore Holding Companies

According to the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by the SAFE on September 24, 1997, last amended on November 29, 2020, and the Interim Provisions on the Management of Foreign Debts promulgated by the SAFE, the National Development and Reform Commission, and the MOF and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, these foreign-invested enterprises must register with the local branches of the SAFE within 15 days from the date on which the loan agreements for the foreign debt are executed. In addition, the total amount of the accumulated foreign debt borrowed by a foreign-invested enterprise is not allowed to exceed the difference between the total investment and the registered capital of the foreign-invested enterprise. In addition, the total amount of accumulated foreign debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise. Total investment of a foreign-invested enterprise is the total amount of capital that can be used for the operation of the foreign-invested enterprise, as approved by MOFCOM or its local counterpart, and may be increased or decreased upon approval by MOFCOM or its local counterpart. Registered capital of a foreign-invested enterprise is the total amount of capital contributions made to the foreign-invested enterprise by its foreign holding company or owners, as approved by MOFCOM or its local counterpart and registered at the SAIC or its local counterpart.

According to applicable PRC regulations on foreign-invested enterprises, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when the approval by MOFCOM or its local counterpart is obtained. In approving such capital contributions, MOFCOM or its local counterpart examines the business scope of each foreign-invested enterprise under review to ensure it complies with the Catalogue (as amended by the Negative List) lists the industries and economic activities in which foreign investment in the PRC is encouraged, restricted or prohibited. Any industry not listed in the Catalogue is a permitted industry. Pursuant to the Catalogue (as amended by the Negative List), real estate service section falls within the permitted catalogue. None of the PRC operating entities is engaged in any businesses related to the industries listed in the Catalogue (as amended by the Negative List).

The PRC operating entities, such as Mingda Tianjin, the Suzhou Branch Office, the Yangzhou Branch Office, and the Chengdu Branch Office, are foreign-invested enterprises subject to the regulations discussed above.

On January 26, 2021, the MOF issued the Notice on Improving the Market Constraint Mechanism and Strictly Preventing Foreign Debt Risks and Local Debt Risks, demanding that enterprises intending to borrow medium- and long-term foreign debts to establish a sound corporate governance structure, management decision-making mechanism, and financial management system, to standardize information disclosure, to pay close attention to exchange rate movements, and to effectively prevent and control foreign debt risks.

Regulations on Employee Share Options

Under the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, issued on January 5, 2007 by the SAFE, PRC citizens who are granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with the SAFE and complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our and the PRC operating entities’ PRC citizen employees who have been granted share options, or PRC option holders, have been subject to the Individual Foreign Exchange Rules since the listing of our Ordinary Shares on Nasdaq. If we or our PRC citizen employees fail to comply with these regulations, we or our PRC option holders may be subject to fines and legal sanctions.

On June 28, 2021, CSRC issued the Guidelines on the Content and Format of Information Disclosure by Companies Issuing Public Securities No. 2 - Content and Format of Annual Reports, stipulating that the company shall disclose the specific implementation of the stock incentive plan, employee stock ownership plan, or other employee incentives in the reporting period. The stock incentives granted to directors and senior management shall be separately presented by the company according to the unlocked shares, unlocked shares, exercisable shares, exercised shares, exercise price, and market price at the end of the reporting period. Companies are encouraged to disclose in detail the appraisal mechanism for senior management, and the establishment and implementation of the incentive mechanism during the reporting period.

Regulations on Dividend Distribution

The principal regulations governing the distribution of dividends paid by wholly foreign owned enterprises include the Company Law of the PRC. Under the Company Law of the PRC, wholly foreign owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with the PRC accounting standards and regulations. In addition, a wholly foreign owned enterprise in China is required to set aside at least 10% of its after-tax profits based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends. For each of the PRC operating entities that has achieved profit under the PRC accounting standards, it has set aside at least 10% of its after-tax profits to meet the statutory reserve requirements.

A wholly foreign-owned enterprise may, at its discretion, allocate a portion of its after-tax profits calculated based on the PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes. None of the PRC operating entities has set aside its after-tax profits, if any, to fund these discretionary staff welfare and bonus funds. We have not implemented any policy or plan for the PRC operating entities to maintain discretionary staff welfare and bonus funds.

Regulations in the European Economic Area

The EU pursues common standards of laws and regulations to create consistency across the internal market and reduce compliance and regulatory burdens for businesses operating on a cross-border basis. The Agreement on the European Economic Area (EEA) extends this objective to Iceland, Liechtenstein, and Norway. Members of the EEA have agreed to enact legislation similar to that passed in the EU in many areas. To the extent that activities are carried out within a Member State’s jurisdiction, the authorities of that host Member State supervise the conduct of such activities. The UK ceased to be a Member State of the EU as from 11 pm on January 31, 2020, and entered into a “Transition Period” pursuant to UK/EU Withdrawal Act 2020 during which EU law continued to be applicable in the UK. On December 31, 2020, the Transition Period terminated, and EU law was no longer applicable within the UK. As from the end of the Transition Period, new UK requirements must be complied with when conducting regulated activity in the UK.

The UK subsidiaries, MD UK and Mansions Estate, operate their business in the UK; the German subsidiary, MD German, operates its business in Germany. The operations of our UK and German subsidiaries are subject to the laws and regulations of the relevant jurisdictions as well as the rules, reporting obligations and interpretations of all such requirements and obligations by various governing bodies, which may involve the EU laws and agencies, or the states of the UK and Germany. In addition, changes to such laws, regulations, rules, reporting obligations and related compliance obligations could result in significant costs but are not expected to have a material effect on our capital expenditures, results of operations and competitive position as compared to prior periods.

C.Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

(1)	Represents 10,200,000 Ordinary Shares, 87.37% of the equity interests in MDJM, held by our CEO and chairman of the board of directors, Mr. Siping Xu, through MDJH Ltd, which is 100% owned by Mr. Xu.
(2)	Represents an aggregate of 180,309 Ordinary Shares, 1.54% of the equity interests in MDJM, held by 12 shareholders of MDJM, each one of which holds less than 1% of our voting ownership interests, as of the date of this annual report.
(3)	Ocean Tide Wealth Limited, a specialist mortgage broker and a company incorporated and registered in England and Wales, and Mingzhe Zhang together holds 49% of the equity interests in Mansions Estate.
(4)	The Mingda Tianjin Shareholders collectively hold 100% of the equity interests in Mingda Tianjin.

Investors are purchasing securities of our holding company, MDJM, instead of securities of our operating entities. Our operations are conducted through MD UK, Mansions Estate, and Mingda Tianjin.

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

While the PRC operating entities have sales teams operating on developer client sites in three additional local markets, Yangzhou, Suzhou, and Chengdu, they do not currently maintain local offices in these three markets. We believe their facilities are sufficient for their business operation.

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We operate our business through our subsidiaries in the United Kingdom and Mingda Tianjin, a VIE in the PRC, and its subsidiaries. The following condensed consolidating statements summarize the nature of assets held by, and operations of, “Parent,” “VIEs,” “WFOE,” and “Other Subsidiaries.” “Parent” refers to MDJM LTD, a Cayman Islands exempted company listed on Nasdaq. “VIEs” refer to Mingdajiahe (Tianjin) and its subsidiaries, which are located and operate in the PRC. “WFOE” refers to Beijing Mingda Jiahe Technology Development Co. Ltd, which is a wholly-owned Chinese subsidiary by MDJM LTD. “Other subsidiaries” refer to MDJCC Limited, a Hong Kong corporation, and MD Local Global Limited, a UK company, which are wholly owned by MDJM LTD, and Mansions Estate Agent Ltd, a UK company, which is 51% owned by MD Local Global Limited.

MDJM LTD

CONDENSED CONSOLIDATING BALANCE SHEETS (UNAUDITED)

	As of December 31, 2021
				Other	Eliminating	Consolidated
	Parent	VIEs	WFOE	Subsidiaries	Adjustments	Totals
Assets
Cash, cash equivalents, and restricted cash	$1,743,412	$447,054	$500,725	$3,052,887	$—	$5,744,078
Accounts receivable, net of allowance	—	2,125,712	—	11,999	—	2,137,711
Inter-group balance due from VIEs, WFOE, and subsidiaries	571,165	3,291,286	1,425,457	1,435,600	(6,652,473)	71,035
Inter-group investments	3,100,000	—	—	500,000	(3,600,000)	—
Other assets	3,881	398,844	—	10,590	2,831	416,146
Total Assets	$5,418,458	$6,262,896	$1,926,182	$5,011,076	$(10,249,642)	$8,368,970

Liabilities
Accounts payable and accrued liabilities	$—	$1,151,129	$—	$10,376	$2,831	$1,164,336
Inter-group balance due to VIEs and subsidiaries	1,386,645	1,854,415	1,436,871	1,941,414	(6,619,345)	—
Other liabilities	—	243,455	—	3,763	—	247,218
Total Liabilities	1,386,645	3,248,999	1,436,871	1,955,553	(6,616,514)	1,411,554

Equities
Inter-group investments	—	—	535,231	3,100,000	(3,635,231)	—
Common stocks	1,295	—	—	—	10,380	11,675
Capital and additional paid-in capital	4,283,337	2,572,437	—	—	(10,380)	6,845,394
Statutory reserve	—	327,140	—	—	—	327,140
Accumulated profits (loss)	(252,819)	51,201	(43,452)	(37,721)	—	(282,791)
Accumulated other comprehensive income (loss)	—	63,119	(2,468)	149	2,103	62,903
Total MDJM Ltd stockholders’ equity	4,031,813	3,013,897	489,311	3,062,428	(3,633,128)	6,964,321
Non-controlling interest	—	—	—	(6,905)	—	(6,905)
Total Liabilities and Equities	$5,418,458	$6,262,896	$1,926,182	$5,011,076	$(10,249,642)	$8,368,970

	As of December 31, 2020
				Other	Eliminating	Consolidated
	Parent	VIEs	WFOE	Subsidiaries	Adjustments	Totals
Assets
Cash, cash equivalents, and restricted cash	$4,976,511	$633,689	$500,477	$16	$—	$6,110,693
Accounts receivable, net of allowance	—	4,062,343	—	—	—	4,062,343
Inter-group balance due from VIEs, WFOE, and subsidiaries	500,080	2,437,199	1,335,280	1,330,316	(5,602,875)	—
Inter-group investments	—	634,770	—	500,000	(1,134,770)	—
Other assets	2,258	577,471	—	—	—	579,729
Total Assets	$5,478,849	$8,345,472	$1,835,757	$1,830,332	$(6,737,645)	$10,752,765

Liabilities
Accounts payable and accrued liabilities	$—	$1,373,662	$—	$—	$—	$1,373,662
Inter-group balance due to VIEs and subsidiaries	1,330,317	1,094,508	1,342,691	1,835,605	(5,603,121)	—
Other liabilities	—	263,615	—	—	—	263,615
Total Liabilities	1,330,317	2,731,785	1,342,691	1,835,605	(5,603,121)	1,637,277

Equities
Inter-group investments	—	634,770	520,053	—	(1,154,823)	—
Common stocks	1,295	—	—	—	10,380	11,675
Capital and additional paid-in capital	4,283,337	2,572,437	—	—	(10,380)	6,845,394
Statutory reserve	—	327,140	—	—	—	327,140
Accumulated profits (loss)	(136,100)	2,309,609	(25,579)	(5,273)	—	2,142,657
Accumulated other comprehensive income (loss)	—	(56,449)	(1,408)	—	20,299	(37,558)
Total MDJM Ltd stockholders’ equity	4,148,532	5,787,507	493,066	(5,273)	(1,134,524)	9,289,308
Non-controlling interest	—	(173,820)	—	—	—	(173,820)
Total Liabilities and Equities	$5,478,849	$8,345,472	$1,835,757	$1,830,332	$(6,737,645)	$10,752,765

MDJM LTD

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS AND COMPREHESIVE INCOME (LOSS)

(UNAUDITED)

	For the Years Ended December 31, 2021
				Other	Eliminating	Consolidated
	Parent	VIEs	WFOE	Subsidiaries	Adjustments	Totals
Revenue	$—	$4,446,764	$—	$19,469	$—	$4,466,233
Payroll and payroll taxes	—	(5,540,125)	—	(14,061)	—	(5,554,186)
Professional fees	(5,225)	(439,585)	—	(15,464)	—	(460,274)
Other G&A expenses	(118,347)	(566,353)	(3,743)	(32,815)	—	(721,258)
Loss from operations	(123,572)	(2,099,299)	(3,743)	(42,871)	—	(2,269,485)
Other income (expenses)	6,852	33,958	(14,130)	2	—	26,682
Income tax	—	(13,337)	—	3,374	—	(9,963)
Net loss	(116,720)	(2,078,678)	(17,873)	(39,495)	—	(2,252,766)
Change in foreign currency translation adjustments		95,462	(1,060)	292		94,694
Comprehensive income attributable to non-controlling interest	—	—	—	(143)	—	(143)
Comprehensive loss attributable to MDJM Ltd ordinary shareholders	$(116,720)	$(1,983,216)	$(18,933)	$(39,346)	$—	$(2,158,215)

	For the Year Ended December 31, 2020
				Other	Eliminating	Consolidated
	Parent	VIEs	WFOE	Subsidiaries	Adjustments	Totals
Revenue	$—	$5,868,725	$—	$—	$—	$5,868,725
Payroll and payroll taxes	—	(4,668,507)	—	—	—	(4,668,507)
Professional fees	—	(404,850)	—	—	—	(404,850)
Other G&A expenses	(73,420)	(476,212)	(3,552)	(1,326)	—	(554,510)
Loss from operations	(73,420)	319,156	(3,552)	(1,326)	—	240,858
Other income (expenses)	55,125	21,665	(30,855)	—	—	45,935
Income tax	—	(32,900)	—	—	—	(32,900)
Net income (loss)	(18,295)	307,921	(34,407)	(1,326)	—	253,893
Net loss attributable to noncontrolling interest		4,146				4,146
Net income (loss) attributable to MDJM Ltd ordinary shareholders	$(18,295)	$312,067	$(34,407)	$(1,326)	$—	$258,039

Net income (loss)	$(18,295)	$307,921	$(34,407)	$(1,326)	$—	$253,893
Change in foreign currency translation adjustments		253,252	(1,333)			251,919
Comprehensive income attributable to non-controlling interest	—	(9,132)	—	—	—	(9,132)
Comprehensive income (loss) attributable to MDJM Ltd ordinary shareholders	$(18,295)	$552,041	$(35,740)	$(1,326)	$—	$496,680

	For the Year Ended December 31, 2019
				Other	Eliminating	Consolidated
	Parent	VIEs	WFOE	Subsidiaries	Adjustments	Totals
Revenue	$—	$5,679,977	$—	$—	$—	$5,679,977
Payroll and payroll taxes	—	(3,710,697)	—	—	—	(3,710,697)
Professional fees	—	(634,372)	—	—	—	(634,372)
Other G&A expenses	(101,948)	(870,204)	(3,373)	(821)	(2)	(976,348)
Income (loss) from operations	(101,948)	464,704	(3,373)	(821)	(2)	358,560
Other income	26,719	3,256	12,201	—	—	42,176
Income tax	—	(101,372)	—	—	—	(101,372)
Net income (loss)	(75,229)	366,588	8,828	(821)	(2)	299,364
Net loss attributable to noncontrolling interest		153,742				153,742
Net income (loss) attributable to MDJM Ltd ordinary shareholders	$(75,229)	$520,330	$8,828	$(821)	$(2)	$453,106

Net income (loss)	$(75,229)	$366,588	$8,828	$(821)	$(2)	$299,364
Change in foreign currency translation adjustments	—	(53,081)	(75)	—	—	(53,156)
Comprehensive loss attributable to non-controlling interest	—	2,398	—	—	—	2,398
Comprehensive income (loss) attributable to MDJM Ltd ordinary shareholders	$(75,229)	$315,905	$8,753	$(821)	$(2)	$248,606

MDJM LTD

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the Years Ended December 31, 2021
				Other	Eliminating	Consolidated
	Parent	VIEs	WFOE	Subsidiaries	Adjustments	Totals
Net Cash Provided by (Used in) Operating Activities	$(118,342)	$(219,078)	$36,294	$(47,565)	$14,410	$(334,281)
Net Cash Provided by (Used in) Investing Activities	(14,757)	17,680	(50,439)	966	(7,361)	(53,911)
Net Cash Provided by (Used in) Financing Activities	(3,100,000)	—	—	3,100,000	—	—
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	—	15,410	14,392	(530)	(7,048)	22,224
Net change in cash, cash equivalents and restricted cash	(3,233,099)	(185,988)	247	3,052,871	1	(365,968)
Cash, cash equivalents, and restricted cash - beginning of the period	4,976,510	633,041	500,478	17	—	6,110,046
Cash, cash equivalents, and restricted cash - end of the period	$1,743,411	$447,053	$500,725	$3,052,888	$1	$5,744,078

	For the Year Ended December 31, 2020
				Other	Eliminating	Consolidated
	Parent	VIEs	WFOE	Subsidiaries	Adjustments	Totals
Net Cash Provided by (Used in) Operating Activities	$(130,070)	$(467,461)	$(30,869)	$8	$30,259	$(598,133)
Net Cash Provided by (Used in) Investing Activities	—	1,076	—	—	—	1,076
Net Cash Provided by (Used in) Financing Activities	110,747	—	—	—	—	110,747
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	—	43,471	31,113	—	(30,258)	44,326
Net change in cash, cash equivalents and restricted cash	(19,323)	(422,914)	244	8	1	(441,984)
Cash, cash equivalents, and restricted cash - beginning of the period	4,995,833	1,056,597	500,234	9	4	6,552,677
Cash, cash equivalents, and restricted cash - end of the period	$4,976,510	$633,683	$500,478	$17	$5	$6,110,693

	For the Year Ended December 31, 2019
				Other	Eliminating	Consolidated
	Parent	VIEs	WFOE	Subsidiaries	Adjustments	Totals
Net Cash Provided by (Used in) Operating Activities	$(76,212)	$166,368	$8,828	$(821)	$(99,664)	$(1,501)
Net Cash Provided by (Used in) Investing Activities	—	(190,829)	—	—	1	(190,828)
Net Cash Provided by (Used in) Financing Activities	(554,034)	28,239	495,722	830	99,649	70,406
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	—	(13,659)	(4,316)	—	18	(17,957)
Net change in cash, cash equivalents and restricted cash	(630,246)	(9,881)	500,234	9	4	(139,880)
Cash, cash equivalents, and restricted cash - beginning of the period	5,626,079	1,066,478	—	—	—	6,692,557
Cash, cash equivalents, and restricted cash - end of the period	$4,995,833	$1,056,597	$500,234	$9	$4	$6,552,677

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

A.	Operating Results

Comparison of Results of Operations for the Years Ended December 31, 2021 and 2020

Revenue

	2021	2020	Change in $	Change in %
Revenue	$4,466,233	$5,868,725	$(1,402,492)	-24%

The revenue for the year ended December 31, 2021, was $4,466,233, a decrease of $1,402,492, or 24% from $5,868,725 in 2020. The decrease of the revenue for 2021 was primarily attributed to the negative impact of the COVID-19 pandemic and the tightening policy by the Chinese government.

As of December 31, 2021, the PRC operating entities were engaged on a total of 14 projects. All of these projects were ongoing projects signed prior 2021 or continued from 2020.

The following table summarizes our signed sales contract in square meters and contracted sales value of real estate projects, during 2021 and 2020, respectively.

	2021	2020
Signed sales contract in square meters	117,178	178,025
Signed sales value of real estate projects - RMB	3,464,652,898	4,363,735,138
Exchange rate at year end	6.3524	6.5378
Signed sales value of real estate projects - US$	$545,408,491	$667,462,317

On December 31, 2021 and 2020, we had the following outstanding sales contract in square meters, contracted sales value of real estate projects, and estimated commission income from these outstanding contracts.

	2021	2020
Signed sales contract in square meters	21,065	411,817
Signed sales value of real estate projects - RMB	879,133,754	10,110,394,934
Exchange rate at year end	6.3524	6.5378
Signed sales value of real estate projects - US$	$138,393,954	$1,546,452,160
Estimated average commission rate	0.50%	0.96%
Estimated commission income	$692,051	$14,857,426

If all of the PRC operating entities’ current outstanding projects were to be completed, their estimated revenue from such projects would be approximately $0.69 million based on contracted commission rates.

In 2021, the tightening up of regulation policies on Chinese real estate market had direct negative impact on the PRC operating entities’ operations. The board of directors decided that the Group will focus future development on the international real estate market. Consequently, in the middle of 2020, the Company has registered a British subsidiary and commenced the business of management of rental property operations in the UK.

Operating Expenses

The following table summarized the PRC operating entities’ operating expenses for the years ended December 31, 2021 and 2020:

	2021	2020	Change in US$	% Change
Operating Expenses
Selling expenses	$47,480	$95,207	$(47,727)	-50%
Payroll, payroll taxes and others	5,554,186	4,668,507	885,679	19%
Professional fees	460,274	404,850	55,424	14%
Operating lease expense	117,686	116,532	1,154	1%
Depreciation and amortization	24,910	21,996	2,914	13%
Provision (reduction) for doubtful accounts, net	59,625	3,786	55,839	1,475%
Other general and administrative	471,557	316,989	154,568	49%
Total operating expenses	$6,735,718	$5,627,867	$1,107,851	20%

The operating expenses for the year ended December 31, 2021, were $6,735,718, an increase of $1,107,851, or 20%, from $5,627,867 in 2020. During the 2021, the average exchange rate of US$ to RMB depreciated to one US$ equals RMB6.3524 from one US$ equals RMB6.4491 in 2020. As a result, same amount of RMB in 2021 will be translated more U.S. dollars when using 2021 average exchange rate. The depreciation of US$ had a negative impact on the PRC operating entities’ operating expenses. Among the increased $1,107,851 of operating expenses, such foreign exchange effect was $475,231, or 43% of increased amount. Without foreign exchange effect, the operating expenses increased 11% compared to 2020.

Selling expenses was $47,480 in 2021, a decrease of $47,727, or 50%, from $95,207 in 2020, The PRC operating entities reduced their selling activities in 2021 due to depressed Chinese real estate market.

Payroll, payroll taxes and others were $5,554,186 in 2021, an increase of $885,679, or 19%, compared to $4,668,507 in 2020. Among the increase of $885,679, $362,260, or 41% of increased wage was due to the effect of foreign exchange rate. Without the effect of foreign exchange, the payroll related cost increased $523,419, approximately 11% increase compared to 2020. Among the other increased $885,679 payroll costs, $177,272, or 20%, was increase of wages in 2021, $172,783, or 19%, resulted from the increase of bonus in 2021, $159,303, or 18%, resulted from increase of social security taxes in 2021, the payment to social security taxes was partially waived in 2020, $14,061, or 2% was attributed to the new UK wages payment in 2021.

Professional fees consist of legal, US GAAP audit, consulting, investors relationship and other US SEC filing related fees. Professional fees were $460,274 in 2021, an increase of $55,424, or 14%, compared to $404,850 in 2020. Among the increase of $55,424, $28,744, or 52% of increased professional fees was attributed to the effect of foreign exchange. Without the effect of foreign exchange, the professional fees increased $26,680, approximately 7% increase compared to 2020. Among the other increased professional fees of $55,424, the major increase is overseas attorney fee, which increased $75,085, or 99%, compared to 2020. The increase of foreign attorney fees was offset by the decrease of other professional fees in 2021.

The PRC operating entities’ operating lease expense was $117,686, an increase of $1,154, or 1%, compared to $116,532 in 2020. $1,154 increase resulted from an increase of foreign exchange effect of $7,695, offset by the decrease of operating lease expense of $6,541. Without foreign exchange effect, the operating lease expense reduced $6,541, which resulted from two short-term leases terminated in 2021. As of December 31, 2021, the PRC operating entities had one long-term lease which became effective on January 1, 2019, and will be expired on December 31, 2023. For other leases with lease terms of 12 months or less, the PRC operating entities made an election not to recognize lease assets and lease liabilities.

Depreciation and amortization expense were $24,910 for the year ended December 31, 2021, an increase of $2,914, or 13%, from $21,966 in the year of 2020. Among the increase of $2,914, foreign exchange increased $1,629, depreciation expense increased in $1,285 or 5.8% compared to 2020. The increase of depreciation expense resulted from new equipment purchased of $6,600 and $13,416 in 2021 and 2020, respectively.

Provision for doubtful accounts expense was $59,625 in 2021, a net increase of $55,839, compared to $3,786 in 2020.

Among the increase of $55,839, foreign exchange effect was $3,899, Provision for doubtful accounts increased in $51,940. In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. The Group plans to adopt this standard for the year beginning January 1, 2023. In accordance with ASU 2016-13, the Group will assess the risk of accounts receivable in all ages and make reservation for the risk of accounts receivable in all ages. Start from 2021, the Group made 5% allowance reserve for accounts receivable age over 180 days, and 20%-100% allowance for accounts age over 365 days. Compared to the years prior 2021, the Group only made 20%-100% allowance for accounts receivable age over 365 days.

Other general and administrative expenses was $471,557 in the year ended December 31, 2021, an increase of $154,568 or 49% from $316,989 in 2020. Among the increased of other general and administrative expenses, foreign exchange effect was $29,705, or 19% of increased amount, increased UK operation expenses was $17,276, or 11% of increased amount, and the other increased other general and administrative expenses of $107,587, or 70% of increased amount, which were attributed to the increase in education expense, employment benefits, travel expenses, utility expenses in 2021 compared to 2020.

Net Income

	2021	2020	Change in US$	Change in %
Revenues	$4,466,233	$5,868,725	$(1,402,492)	-24%
Operating expenses	6,735,718	5,627,867	1,107,851	20%
(Loss) income from operations	(2,269,485)	240,858	(2,510,343)	-1042%
Interest and other income (expense), net	49,434	77,044	(27,610)	-36%
Loss on deconsolidation	(8,350)	—	(8,350)	—
(Loss) on foreign currency transactions	(14,402)	(31,109)	16,707	-54%
Total other income and expenses	26,682	45,935	(19,253)	-42%
Income before income tax	(2,242,803)	286,793	(2,529,596)	-882%
Provision for income tax	(9,963)	(32,900)	22,937	-70%
Net income	$(2,252,766)	$253,893	$(2,506,659)	-987%

Our net loss was $2,252,766 in 2021, a decrease of $2,506,659, or -987%, compared to net income of $253,893 in 2020. The increase in our net loss in 2021 was mainly resulted from their 24% decrease in revenue, a 20% increase in operating expenses discussed above.

Comparison of Results of Operations for the Years Ended December 31, 2020, and 2019

Revenue

	2020	2019	Change in $	Change in %
Revenue	$5,868,725	$5,679,977	$188,748	3%

Our revenue for the year ended December 31, 2020, was $5,868,725, an increase of $188,748, or 3% from $5,679,977 in 2019. The increase of the revenue for 2020 was primarily attributed to the improvement of the PRC operating entities’ commission rate in 2020. The PRC operating entities’ average agent commission rate increased by approximately 7% to 1.01% from 0.94% in 2019.

As of December 31, 2020, the PRC operating entities were engaged on a total of 18 projects. Among these projects, 10 projects were carried over from 2019, and 8 projects were signed in 2020.

The following table summarizes the PRC operating entities’ signed sales contract in square meters and contracted sales value of real estate projects, for the years ended December 31, 2020, and 2019, respectively.

	2020	2019
Signed sales contract in square meters	178,025	186,971
Signed sales value of real estate projects - RMB	4,363,735,138	4,266,950,916
Exchange rate at year end	6.5378	6.9668
Signed sales value of real estate projects - US$	$667,462,317	$612,469,271

On December 31, 2020 and 2019, we and the PRC operating entities had the following outstanding sales contract in square meters, contracted sales value of real estate projects, and estimated commission income from these outstanding contracts.

	2020	2019
Signed sales contract in square meters	411,817	316,699
Signed sales value of real estate projects - RMB	10,110,394,934	7,704,915,623
Exchange rate at year end	6.5378	6.9668
Signed sales value of real estate projects - US$	$1,546,452,160	$1,105,947,583
Estimated average commission rate	0.96%	0.94%
Estimated commission income	$14,857,426	$10,393,408

If all of the PRC operating entities’ current outstanding projects were to be completed, their estimated revenue from such projects would be approximately $15 million based on contracted commission rates. However, since a project will normally take two to three years to complete, given the nature of the PRC operating entities’ industry and the volatility of the market, we cannot be certain the length of time each project will take to complete, or whether the projects will be completed at all.

Operating Expenses

The following table summarized our operating expenses for the years ended December 31, 2020, and 2019:

Operating Expenses	2020	2019	Change in US$	% Change
Selling expenses	$95,207	$186,641	$(91,434)	-49%
Payroll, payroll taxes and others	4,668,507	3,710,697	957,810	26%
Professional fees	404,850	634,372	(229,522)	-36%
Operating lease expense	116,532	184,802	(68,270)	-37%
Depreciation and amortization	21,996	15,180	6,816	45%
Provision (reduction) for doubtful accounts, net	3,786	(38,883)	42,669	-110%
Other general and administrative	316,989	628,608	(311,619)	-50%
Total operating expenses	$5,627,867	$5,321,417	$306,450	6%

The operating expenses for the year ended December 31, 2020, were $5,627,867, an increase of $306,450, or 6%, from $5,321,417 in 2019.

Selling expenses was $95,207 in 2020, a decrease of $91,434, or 49%, from $186,641 in 2019. The PRC operating entities reduced the PRC operating entities’ selling activities in the first half of 2020 due to the impact of Covid-19.

Payroll, payroll taxes and others were $4,668,507 in 2020, an increase of $957,810, or 26%, compared to $3,710,697 in 2019. The PRC operating entities’ employee compensation were closely related to the performance of sales. Sales related compensation, such as bonus, commission were increased due to increase of revenue in 2020. At the end of 2020, the PRC operating entities accrued approximately $184,000 special bonus as a reward for the completion of their 2020 sales target.

Professional fees were $404,850 in 2020, a decrease of $229,522, or 36%, compared to $634,372 in 2019. Professional fees consist of legal, US GAAP audit, consulting, investors relationship expenses and other US SEC filing related fees. Professional fees in 2019 included partial expenses in connection with the IPO in 2018, which resulted in higher expenses in 2019.

Operating lease expense was $116,532, a decrease of $68,270, or 37%, compared to $184,802 in 2019. Within 2019 operating lease expense, there was a disposed lease expense of $61,344. As of December 31, 2020, and 2019, the PRC operating entities had one long-term lease, which became effective on January 1, 2019, and will expire on December 31, 2023. For other leases with lease terms of 12 months or less, they made an election not to recognize lease assets and lease liabilities.

Depreciation and amortization expense were $21,966 for the year ended December 31, 2020, an increase of $6,816, or 45%, from $15,180 in the year of 2019, which was resulted from new equipment purchased of $13,416 and $66,354 in 2020 and 2019, respectively.

Allowance for doubtful accounts expense was $3,786 in 2020, a net change of $42,669, compared to a reduction of $38,883 in 2019. Due to impact of Covid-19, the average life of accounts receivable increased in 2020 compared to 2019, and the allowance for doubtful account increased accordingly. As of December 31, 2020, the PRC operating entities reserved $15,477 allowance for doubtful account, which was 20% of the accounts receivable with age more than one year from two customers due to collectability issues. The account receivable balance from these two customers were $147,383 on December 31, 2020. As of December 31, 2019, the PRC operating entities reserved $10,774 allowance for doubtful account, which was 20% of the accounts receivable with age more than one year from two customers due to collectability issues. The account receivable balance from these two customers were $90,932 on December 31, 2019.

Other general and administrative expenses was $316,989 for the year ended December 31, 2020, a decrease of $311,619, or 50% from $628,608 in 2019, which was resulted from the Covid-19 impact. Office, travel and HR related expenses were also reduced in 2020 accordingly.

Net Income

	2020	2019	Change in US$	Change in %
Revenues	$5,868,725	$5,679,977	$188,748	3%
Operating expenses	5,627,867	5,321,417	306,450	6%
Income from operations	240,858	358,560	(117,702)	-33%
Interest income	68,701	30,662	38,039	124%
Other income (expense)	(22,766)	11,514	(11,252)	98%
Income before income tax	286,793	400,736	(113,943)	-28%
Provision for income tax	(32,900)	(101,372)	68,472	-68%
Net income	$253,893	$299,364	$(45,471)	-15%

Our net income was $253,893 in 2020, a decrease of $45,471, or 15%, compared to $299,364 in 2019. The decrease in our net income in 2020 was mainly resulted from 26% increase in wages, bonus and related employment expenses of the PRC operating entities in 2020.

Taxation

We are not required to file United States Income Tax returns since we have no United States operations.

MDJM was incorporated under the laws of the Cayman Islands. Under the current laws of the Cayman Islands, MDJM is not subject to tax on income or capital gain. Additionally, upon payments of dividends by MDJM to its shareholders, no Cayman Islands withholding tax will be imposed.

MDJH Hong Kong was incorporated under the laws of Hong Kong and is subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. MDJH Hong Kong did not have significant activities in Hong Kong in 2021 and 2020.

MD UK and Mansions Estate were incorporated in the UK. The Group’s operation in UK is governed by the income tax laws of the UK. The normal rate of corporation tax is 19% for the financial year beginning April 1, 2021, and will be maintained at this rate for the financial year beginning April 1, 2022. The UK tax year end on April 5.

The Group conducts substantially most of its business through the VIE and subsidiaries of the VIE, and they are subject to PRC income taxes. The Group’s subsidiary and VIE in the PRC are subject to a standard tax rate of 25%. At the beginning of 2019, China State Administration of Taxation issued a new income tax abatement policy to small business with income tax less than RMB3 million, number of employees less than 300, and total assets less than RMB50 million for the tax periods from January 1, 2019, to December 31, 2021. According to the new tax abatement policy, the income tax rate is reduced to 5% for small business with income tax less than RMB1 million, the income tax rate is reduced to 10% for small business with income tax from RMB1 million to RMB3 million. For the years ended December 31, 2021, 2020, and 2019, the Group was qualified to receive above tax abatement.

The provision for income tax for the years ended December 31, 2021, 2020, and 2019 were summarized as follows:

	2021	2020	2019
Current	$—	$22,720	$206
Deferred tax adjustment	9,963	10,180	101,166
Total income tax	$9,963	$32,900	$101,372

Reconciliation of the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2021, 2020, and 2019, respectively, are as follows:

China	2021	2020	2019
Hong Kong statutory income tax rate	16.50%	16.50%	16.50%
Valuation allowance recognized with respect to the loss in Hong Kong Company	-16.50%	-16.50%	-16.50%
PRC statutory income tax rate	25.00%	25.00%	25.00%
Effect of income tax exemptions and reliefs in the PRC companies	-25.00%	-17.33%	0.00%
Effect of valuation and deferred tax adjustments	-0.66%	2.89%	-24.90%
Effective rate	-0.66%	10.56%	0.10%

United Kingdom
UK statutory income tax rate	19.00%
Valuation allowance recognized with respect to the loss in UK	-10.86%
Effect of valuation and deferred tax adjustments	0.00%
Effective rate	8.14%

Impact of Inflation

We do not believe the impact of inflation on our company is material.

Impact of Foreign Currency Fluctuations

The subsidiaries and VIE maintain their books and records in RMB. Our reporting currency is USD. In general, for consolidation purposes, we translate assets and liabilities into USD using the applicable exchange rates prevailing at the balance sheet date, and the statement of income is translated at average exchange rates during the reporting period. Adjustments resulting from the translation of their financial statements are recorded as accumulated other comprehensive income (loss). The foreign currency translation from RMB to USD could materially affect our financial condition and results of operations due to the fluctuation of exchange rate. The exchange rates in effect is shown below:

	December 31,
US Dollar Exchange Rate	2021	2020	2019	2018	2017
At end of the period - RMB	6.3524	6.5378	6.9668	6.8778	6.5075
Average rate for the period ended - RMB	6.4491	6.9003	6.9072	6.6187	6.7588

2021 China Revenue in RMB	28,677,621
			Exchange Effect -
			Compared to
Translated into US$ with various exchange rates		US$	2021 Rate
2021 average rate	6.4491	4,446,763	—
2020 average rate	6.9003	4,155,996	(290,767)
2019 average rate	6.9072	4,151,845	(294,918)
2018 average rate	6.6187	4,332,818	(113,945)
2017 average rate	6.7588	4,243,005	(203,758)

We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments for the years ended December 31, 2021, 2020, and 2019, respectively.

B.	Liquidity and Capital Resources

Our principal sources of cash were revenue from the PRC operating entities’ agency sales. Most of our cash resources were used to fund our revenue related expenses, such as salaries and commissions paid to the PRC operating entities’ sales force, daily administrative expenses, and the maintenance of regional offices.

As of December 31, 2021, we had cash and cash equivalents of $5,744,078, among cash and cash equivalents, $947,779 was restricted foreign currency, which may be used within the PRC. We had other working capital of $915,174. Management believes that we will generate sufficient cash flow to fund our operations and to meet our obligations on a timely basis for the next 12 months from the issuance date of this annual report by successfully implementing our business plans.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2021, our statutory reserve amounted $327,140, which was approximately to 21% of Mingda Tianjin’s registered capital.

In addition, all of our businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These currency exchange control procedures imposed by the PRC government authorities may restrict the ability of the PRC operating entities to transfer its net assets to the Parent Company through loans, advances or cash dividends.

The current PRC EIT Law and its implementing rules generally provide that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for PRC enterprise income tax purposes unless the jurisdiction of incorporation of such enterprises’ shareholder has a tax treaty with China that provides for a different withholding arrangement.

The following table sets forth a summary of changes in our working capital for the years ended December 31, 2021 and 2020:

Working Capital	2021	2020	Change in $	Change in %
Total current assets	8,009,414	10,288,550	(2,279,136)	-22%
Total current liabilities	1,350,162	1,475,718	(125,556)	-9%
Working Capital	$6,659,252	$8,812,832	$(2,153,580)	-24%

Working capital was $6,659,252 as of December 31, 2021, a decrease of $2,153,580, or 24%, compared to $8,812,832 as of December 31, 2020. The decrease in current assets was primarily due to the decrease in accounts receivable of $1,924,632, decrease in cash of $366,615 offset by the increase in prepaid expenses and other receivable of $12,111, decrease of current liabilities of $125,556.

Cash Flows for the Year ended December 31, 2021, Compared to the Year Ended December 31, 2020

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Comparison of cash flows results for the years ended December 31, 2021 and 2020 are summarized as follows:

	2021	2020	Increase / (Decrease)
Net cash (used in) operating activities	$(334,281)	$(598,133)	$263,852
Net cash provided (used in) investing activities	(53,911)	1,076	(54,987)
Net cash provided by financing activities	—	110,747	(110,747)
Effect of changes of foreign exchange rate	22,224	44,326	(22,102)
Net decrease in cash and cash equivalents	$(365,968)	$(441,984)	$76,016

Operating activities

Net cash used in operating activities for the year ended December 31, 2021, was $334,281, consisting of net loss of $(2,252,766), noncash adjustments of $226,036 and a net positive adjustments in our operating assets and liabilities of $1,692,449. The positive adjustments included: a decrease in accounts receivable of $1,969,361, resulting from the collection of past due of accounts receivable and reduced sales in 2021; a $16,190 decrease in other receivable, resulting from the collection; and an increase in deferred income. The negative adjustments included: increase in prepaid expense of $2,664, decrease in accounts payable and accrued expenses of $162,279, decrease in income, VAT and other tax payable of $85,526 and decrease in operating lease liability of $46,474.

Net cash used in operating activities for the year ended December 31, 2020, was $598,133, consisting of net income of $253,893, noncash adjustments of $153,766 and net changes in our operating assets and liabilities of ($1,005,792). The negative changes included: an increase in accounts receivable of $1,676,789, which resulted from the impact of Covid-19 that increased the age of accounts receivable; decrease in operating lease liability of $92,621; and decrease in deferred income of $8,889. The positive changes included: a decrease in other receivables of $24,282; a decrease in prepaid expense of $38,346; an increase in accounts payable and accrued expenses of $622,118, resulting from increase in wages and bonus accruals; an increase in VAT and other tax payable of $87,761 (included an increase in income tax payable of $21,382).

Investing activities

The purchase of property and equipment, including vehicle, office equipment, and software, was $6,600 and $13,416 for the years ended December 31, 2021 and 2020, respectively.

The Group advanced $71,035 to related subsidiaries to develop the new opportunities in global real estate markets in 2021. These new subsidiaries were not included in the accompanying consolidated financial statements.

The Group received repayment of $23,724 and $14,492 from a loan receivable for the years ended December 31, 2021 and 2020, respectively.

Financing activities

There were no financing activities in 2021.

On August 20, 2020, we offered an aggregate of 34,396 ordinary shares, par value $0.001 per share, was sold at $3.3 per share, in reliance on the exemption under Rule 902 of Regulation S promulgated under the Securities Act of 1933, as amended (“Regulation S”). The Company received net proceeds of $110,747 (gross proceeds of $113,507, net cost of $2,760).

Cash Flows for the Year ended December 31, 2020, Compared to the Year Ended December 31, 2019

Comparison of cash flows results for the years ended December 31, 2020, and 2019 are summarized as follows:

	2020	2019	Increase / (Decrease)
Net cash provided by (used in) operating activities	$(598,133)	$(1,501)	$(596,632)
Net cash provided (used in) investing activities	1,076	(190,828)	191,904
Net cash provided by financing activities	110,747	70,406	40,341
Effect of changes of foreign exchange rate	44,326	(17,957)	62,283
Net decrease in cash and cash equivalents	$(441,984)	$(139,880)	$(302,104)

Operating activities

Net cash used in operating activities for the year ended December 31, 2020, was $598,133, consisting of net income of $253,893, noncash adjustments of $153,766 and net changes in our operating assets and liabilities of ($1,005,792). The negative changes included: an increase in accounts receivable of $1,676,789, which resulted from the impact of Covid-19 that increased the age of accounts receivable; decrease in operating lease liability of $92,621; and decrease in deferred income of $8,889. The positive changes included: a decrease in other receivables of $24,282; a decrease in prepaid expense of $38,346; an increase in accounts payable and accrued expenses of $622,118, resulting from increase in wages and bonus accruals; an increase in VAT and other tax payable of $87,761 (included an increase in income tax payable of $21,382).

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

Investing activities

The purchase of property and equipment, including vehicle, office equipment, and software, was $13,416 and $66,354 for the years ended December 31, 2020, and 2019, respectively.

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

Capital Expenditures

We incurred capital expenditures of $6,600, $13,416, and $66,354 for the years ended December 31, 2021, 2020, and 2019, respectively. The capital expenditures in 2021, 2020, and 2019 were primarily related to expenditures made in connection with the purchase of a vehicle, office equipment and computer software.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2021.

	Payment Due by Period
		One to
		Three	Three to
	Total	Years	Five Years
Capital Commitments	$—	$—	$—
Short-term operating Leases	162,735	162,735	—
Capitalized operating lease	61,392	61,392	—
Total	$224,127	$224,127	$—

Lease Commitments

The PRC operating entities had one long-term lease which became effective on January 1, 2019, and which will be expired on December 31, 2023. The Group adopted new accounting standard ASC 842 effective January 1, 2019. The Group used 4.35%, the Chinese bank long-term lending annual rate for a typical five years lease as an incremental borrowing rate, in determining the present value of future lease payments. The same rate was used as the discount rate to measure the lease liability on January 1, 2019, the date of adoption. At initial measurement, the Group recorded a non-cash ROU asset of $479,744 (RMB3,342,278 translated on December 31, 2019 exchange rate, and a noncash lease liability of $479,744 (RMB3,342,278 translated on December 31, 2019).

As of December 31, 2021, the future minimum rent payable under non-cancelable operating leases were:

Operating
December 31,	Leases
2022	$115,706
2023	115,706
Total minimum payments	231,412
Less: imputed interest	(7,285)
Total operating lease liabilities	$224,127

C.	Research and Development, Patents and Licenses, etc.

Research and Development

The PRC operating entities’ market research and development team is capable of providing tailored real estate consulting services to assist clients in real estate product development and marketing and sales, on an as needed basis. For the years ended December 31, 2021, 2020 and 2019, the PRC operating entities did not spend funds on research and development.

Intellectual Property

The PRC operating entities have registered the trademark “Mingda Jiahe” in China. The “Mingda Jiahe” brand, associated with a well-recognized, integrated real estate services company in the local markets that it operates, and other intellectual property rights contribute to the PRC operating entities’ competitive advantage in the real estate services industry in the PRC.

The PRC operating entities have registered the domain name, mdjhchina.com, with the China Internet Network Information Center. We or the PRC operating entities hold no copyright registration in China. The PRC operating entities have obtained a software copyright certificate covering their office OA system, which provides enhanced intellectual property protection under PRC laws.

While we cannot assure you that the PRC operating entities’ efforts will deter others from misappropriating their intellectual property rights, they will continue to create and protect their intellectual property rights in order to maintain their competitive position.

D.Trend Information

In 2021, the tightening up of regulation policies on Chinese real estate market had direct negative impact on the PRC operating entities’ operations. The PRC operating entities will gradually shrink its business activities in the Chinese real estate market. Instead, the Group will focus on the opportunity globally in the future. As a first step, in the middle of 2020, the company has registered a British subsidiary and commenced the business of management of rental property operations in the UK.

Factors Affecting Our Results of Operations

Our operating results through the PRC operating entities are subject to general conditions typically affecting the real estate services industry, including changes in governmental policies and laws affecting real estate and real estate financing, uneven economic growth and development across different regions of China, supply of and demand for housing and other types of property in local markets, entry barriers and competition from other real estate services companies, and increases in operating costs and expenses due to inflation and other factors. Unfavorable changes in any of these general conditions could negatively affect the PRC operating entities; transaction volume and the transaction value of the properties whose sale they facilitate and otherwise adversely affect their results of operations. Our operating results are more directly affected by company-specific factors, including the PRC operating entities revenue growth and ability to effectively manage their operating costs and expenses.

Impact of COVID-19 Pandemic

The spread of COVID-19 has caused business disruptions beginning in January 2020, including the closure of the majority of businesses in mainland China. The spread of COVID-19 has caused public health officials to recommend precautions to mitigate the spread of the virus, such as, cease traveling to non-essential jobs and curtail all unnecessary travel, and stay at home as much as possible. Because of the quarantines and travel restrictions mandated by the Chinese government, from the end of January to mid-March of 2020, many real estate projects the PRC operating entities were promoting and selling were suspended, which adversely impacted the PRC operating entities’ business during that period. However, because their operating income and earnings have historically been lower during the first quarter than other quarters due to the winter and the Chinese New Year holiday period, we believe this seasonality partially mitigated the adverse impact on the PRC operating entities’ full-year operating results. Starting from the end of March 2020, the COVID-19 pandemic in China appeared to have slowed down and these real estate projects began to reopen. Although we believe the PRC operating entities’ operations have resumed to the level before the COVID-19 pandemic as of April 2020 and even though we currently expect the PRC operating entities to continue the promotion and sales of real estate projects as they typically did, in the light of the recent outbreaks in China and the subsequent local lockdown restrictions, COVID-19 could further adversely affect their promotion and sale of real estate projects, their financial condition, results of operations, and cash flows.

Economic and Political Risks

Our operations are mainly conducted through the PRC operating entities in the PRC. Accordingly, our business, financial conditions, and results are influenced by political, economic, and legal environment of the PRC.

Our results may be affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, industry production regulations and guidance, anti-inflationary measures, currency conversions, remittances abroad, and rates and methods of taxation, among other things.

E.Critical Accounting Estimates

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

Mingda Tianjin has the following branch offices and/or subsidiaries, which have been included in the accompanying consolidated financial statements

Percentage
	Date of	Place of	of
Name of the Subsidiaries Owned by VIEs	Incorporation	Incorporation	Ownership
Mingdajiahe (Tianjin) Co., Ltd. Suzhou Branch	October 13, 2017	Suzhou, China	N/A
Mingdajiahe (Tianjin) Co., Ltd. Chengdu Branch	June 24, 2019	Chengdu, China	N/A

Mingda Tianjin had the following branch offices and/or subsidiaries been included in the previous issued consolidated financial statements. These offices and subsidiaries were dissolved in 2021 and deconsolidated from the accompanying consolidated financial statements for the year ended December 31, 2021.

			Percentage
	Date of	Place of	of
Name of the Deconsolidated Subsidiaries Owned by VIEs	Incorporation	Incorporation	Ownership
Mingdajiahe (Tianjin) Co., Ltd. Yangzhou Branch	October 18, 2017	Yangzhou, China	N/A
Xishe (Tianjin) Business Management Co., Ltd.	October 20, 2017	Tianjin, China	100%
Xishe (Tianjin) Culture and Media Co., Ltd.	July 25, 2018	Tianjin, China	100%
Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd.	March 9, 2018	Tianjin, China	51%

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

Cash in PRC denominated in RMB may not be freely transferable to out of the PRC because of exchange control regulations or other reasons. Such restricted cash amounted $947,779 and $1,134,166 as of December 31, 2021 and 2020, respectively.

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

The operating entities’ service contracts typically include the terms of parties, services to be provided, service covered period, details of service fee calculation, and terms or conditions when services are to be paid. The performance obligation of the operating entities is clearly defined as to sale of real properties specified in the contracts. The performance obligation is satisfied when at the point of closing of the sales contract with each property buyer is completed and, when the developer received the proceeds from the sales (cash and/or bank loans). The commission fee is determined based on the total value of property sold multiplied by the commission rate agreed upon in the contracts. The commission rates vary among developers. The payment terms also vary with certain developers dividing the contracts into several phases and making payment when a phase has been completed. These variable considerations will not change the calculation of commission fee. The transaction price is determined based on the commission rate and properties sold.

The Group’s major revenue is commission fees from selling real estate properties by the operating entities. Commission revenue from property brokerage is recognized when: (i) the operating entities completed their performance obligation to sell properties per contract, (ii) the property developer and the buyer completed a property sales transaction and the developer received full or partial amount of proceeds from the buyer or full payment from the banker if mortgaged, and (iii) the property developer granted confirmation to the operating entities to issue an invoice per contract. The Group recognizes revenue net of value added taxes (“VAT”).

The Group did not handle any monetary transactions nor act as an escrow intermediary between the developers and the buyers.

Certain sales contracts allow developers to withhold certain percentage of total commission for a certain period as a risk fund to cover potential damages caused by sales activities of the operating entities. In these circumstances, the operating entities will not determine that its performance obligations have been fulfilled until the withholding period has passed. Since the amount being withheld is the risk of loss from the sales transaction, the Group records the amount withheld by developers as deferred income and will recognize the income when the withholding period has passed, and the amount withheld is confirmed by the developers.

The Group engages in the business of managing rental property via its UK subsidiary Mansions Estate commenced in August 2021. Mansions Estate receives a one-time referral fee from tenants, based on a certain percentage of total leased value of lease agreement. The Group recognizes the revenue, when: a) the lease agreement is effective and b) the tenant made its first payment. Mansions Estate also provides management services to tenants and collects service fees. Management service fees are recognized on a monthly basis. The prepayment of monthly service fee is recorded as deferred income. Revenue from managing rental property in the UK amounted to $19,469 in 2021.

Additionally, the operating entities provide consulting services to its clients, such as training, design and marketing. Revenue recognized from consulting is net of VAT. Revenue from consulting services was $38,746, $103,140 and $155,217 for the years ended December 31, 2021, 2020 and 2019, respectively.

Segment Information

The Group uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. All of the Group’s operations are considered by the chief operating decision maker to be aggregated in one reportable operating segment. Currently, most of the operating entities’ customers are in the PRC and major income is derived from commission-based service, which represented 99%, 98.2% and 97.1% of total revenue for the years ended December 31, 2021, 2020 and 2019, respectively. Minimal property management, consulting and other services which represented 0.4% and 0.9% of total revenue for the year ended December 31, 2021, respectively, and 0.0% and 1.8% of total revenue for the year ended December 31, 2020, respectively, and 0.0% and 2.9% of total revenue for the year ended December 31, 2019, respectively.

Through Mingda Tianjin and its branch offices in Chengdu, Suzhou, and Yangzhou (deconsolidated in 2021), the PRC operating entities own and operate a primary real estate agency service business in the following local markets, Tianjin, Chengdu, Suzhou and Yangzhou. The revenue from each local market represented 75%, 23%, 2%, and 0% of total agency revenue for the year ended December 31, 2021, respectively, represented 65%, 30%, 3%, and 2% of total agency revenue for the year ended December 31, 2020, respectively, represented 83%, 5%, 9%, and 3% of total agency revenue for the year ended December 31, 2019.

Lease

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

The UK government will charge VAT on business services and commission. The standard VAT rate is 20%. All income of Mansion Estate in UK will subject to VAT. The Company accrues VAT payable when revenue is recognized.

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

Marketing and Advertising Expenses

Marketing and advertising expenses consist primarily of marketing planning fees and advertisements expenses used for targeted property sales. The Group expenses all marketing and advertising costs as incurred and records these costs within “Selling expenses” on the consolidated statements of operations when incurred. The Group incurred marketing and advertising expenses of $0, $42,493, and $79,535 for the years ended December 31, 2021, 2020, and 2019, respectively.

Income Taxes

The PRC operating entities’ operation in China is governed by the income tax laws of the PRC. The Chinese Corporate Income Tax applies to all companies in China, foreign owned and Chinese owned. It is levied on company profits at a rate of 25%.

The UK subsidiaries’ operation in UK is governed by the income tax laws of the UK. The normal rate of corporation tax is 19% for the financial year beginning April 1, 2021 and will be maintained at this rate for the financial year beginning April 1, 2022.

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

The Group only recognizes tax liabilities related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the Group recognizes the largest amount of tax liabilities that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. There were no such tax liabilities recognized in the accompanying consolidated financial statements. The Group records interest and penalties as a component of income tax expense. There were no such interest and penalties for the years ended December 31, 2021, 2020, and 2019, respectively.

Non-Controlling Interest

Noncontrolling interest is classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of the Company from the interest of the noncontrolling interest holder. Xishe Xianglin was 49% owned by an unrelated third party as of December 31, 2020 and 2019, respectively. Xishe Xianglin was dissolved in 2021 and deconsolidated in consolidated financial statements ended on December 31, 2021. Mansions Estate was 49% owned by other two unrelated parties as of December 31, 2021.

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

The Group had a total of 126,082 underwriter’s warrants outstanding as of December 31, 2021. The underwriter’s warrants are exercisable at a price $6.25. As of December 31, 2021 and 2020, the Group’s closing stock price was $1.78 and $4.20, respectively. Therefore, these warrants are excluded as the potential diluted shares.

	2021	2020	2019
Numerator for earnings per share:
Net income (loss) attributable to the Company’s ordinary shareholders	$(2,245,718)	$258,039	$453,106
Denominator for basic and diluted earnings per share:
Basic and weighted average ordinary shares	11,675,216	11,652,882	11,640,661
Per share amount
Per share - basic and diluted	$(0.19)	$0.02	$0.04

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

	December 31,	December 31,	December 31,
1 US$ = RMB	2021	2020	2019
At end of the period - RMB	6.3524	6.5378	6.9668
Average rate for the period ended - RMB	6.4491	6.9003	6.9072

1 US$ = GBP
At end of the period - GBP	0.7419	—	—
Average rate for the period ended - GBP	0.7327	—	—

The financial records of certain of the Company’s subsidiaries and VIE are maintained in local currencies other than the U.S. dollar, such as RMB, which are their functional currencies. Transactions denominated in currencies other than the functional currency are recorded at the rates of exchange prevailing when the transactions occur. Transaction gains and losses are recognized in the consolidated statements of operations and comprehensive income (loss). There were $(14,402), $(31,109), and $12,072 transaction (loss) gain recorded for the years ended December 31, 2021, 2020 and 2019, respectively.

Concentration Risk

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. All of the Company’s cash is maintained with state-owned banks within the PRC. Per PRC regulations, the maximum insured bank deposit amount is approximately $78,710 (RMB500,000 on December 31, 2021 exchange rate) for each depositor. The Company’s total unprotected cash in bank amounted to approximately $2,268,000 and $5,821,000, as of December 31, 2021 and 2020, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

The Company’s subsidiary has bank accounts in the United Kingdom. Customer deposits held by banks, building societies, and credit unions (including in Northern Ireland) in UK establishments that are authorized by the Prudential Regulation Authority (PRA) are protected by the Financial Services Compensation Scheme (FSCS) up to GBP85,000, which was approximately $114,600 (translated on December 31, 2021 exchange rate). The Company’s total unprotected cash in bank amounted to approximately $2,913,000 and $0, as of December 31, 2021 and 2020, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts

Deconsolidation

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

A subsidiary should be deconsolidated from the date a controlling financial interest is lost and should also consider the equity components included in the non-controlling interest and the amounts previously recognized in accumulated other comprehensive income (loss), i.e., the foreign currency translation adjustment.

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

In December 2019, the FASB issued Accounting Standards Update 2019-12-Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU summarizes the FASB’s recently issued Accounting Standards Update (ASU) No. 2019-12, simplifying the Accounting for Income Taxes. The ASU enhances and simplifies various aspects of the income tax accounting guidance in ASC 740. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The adoption of this ASU had no material impact on our consolidated financial statements.

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

Name	Age	Position(s)
Siping Xu	43	Chief Executive Officer, Chairman, and Director
Mengnan Wang	42	Chief Financial Officer
Yang Li	42	Director
Zhenlei Hu	50	Independent Director
Liding Sun	49	Independent Director
Wei Guan	51	Independent Director

The following is a brief biography of each of our executive officers and directors:

Mr. Siping Xu has been our Chief Executive Officer and Chairman of the Board since January 26, 2018. Mr. Xu has served as Mingda Tianjin’s Chairman of the Board since September 2015, as the general manager of Mingda Tianjin from September 2002 to August 2015, as a director of MD UK since October 2020, as a director of MD Japan since January 2022, and a director of MD German since February 2022. From May 1998 to December 2000, Mr. Xu worked in the Finance Department of Tianjin Tenglong Real Estate Co., Ltd. From January 2001 to August 2002, Mr. Xu served as the development manager for Tianjin Jiezuo Real Estate Co., Ltd. Mr. Xu holds a bachelor’s degree in accounting and computer management from Tianjin University, and a Master of Business Administration degree in International Business Management from IPAG Business School.

Mr. Mengnan Wang has been our Chief Financial Officer since January 26, 2018, and the Chief Financial Officer and Chairman of the Supervisory Board of Mingda Tianjin since September 2015. Mr. Wang also served as a director of MD UK since October 2020, a director of MD Japan since January 2022, and a director of MD German since February 2022. From September 2002 to September 2015, Mr. Wang served as the Manager of Finance for Mingda Tianjin. In 2016, Mr. Wang obtained the certificate of ICMA. Mr. Wang is an experienced professional who has been working in the area of finance for 17 years. Mr. Wang holds a Bachelor’s degree in Computer Science from Tianjin University of Commerce Boustead College, and a Master of Business Administration degree in International Business Management from IPAG Business School.

Mr. Yang Li has served as our director since January 26, 2018. He has also served as the general manager and director of Mingda Tianjin since September 2015, a director of MD UK since October 2020, a director of Mansions Estate since June 2021, and a director of MD German since February 2022. From May 2011 to September 2015, Mr. Li served as the deputy general manager of marketing for Mingda Tianjin. From January 2008 to April 2011, Mr. Li was the department director of eHouse China Tianjin Company. From June 2005 to August 2007, Mr. Li served as a department manager for Tianjin Yuxuan Consultant Co., Ltd.. Mr. Li holds a bachelor’s degree in engineering from Tianjin University of Science and Technology, and a Master of Business Administration degree in International Business Management from IPAG Business School.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B.	Compensation of Directors and Executive Officers

The PRC operating entities is required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment, and other statutory benefits. The PRC operating entities paid retirement and similar benefits for their officers and directors in the year ended December 31, 2021.

Employment Agreements

On May 28, 2018, we entered into employment agreements with our executive officers. Pursuant to employment agreements, the form of which is filed as Exhibit 10.3 to our F-1 registration statement filed with the SEC on August 13, 2018, we agreed to employ each of our executive officers for three years, which will be automatically renewed unless either party gives the other party a three-month written notice to terminate the agreement prior to the end of the current employment term or the agreement is earlier terminated. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

Our employment agreement with Mr. Siping Xu, our Chief Executive Officer, was automatically renewed for another term of three years on May 28, 2021, and provides for an annual salary of $44,386.79.

Our employment agreement with Mengnan Wang, our Chief Financial Officer, was automatically renewed for another term of three years on May 28, 2021, and provides for an annual salary of $22,193.39.

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

D.Employees

As of December 31, 2021, 2020, and 2019, we had approximately 71, 174, and 195 employees (including 24, 114, and 129 sales agents and 4, 13, and 17 sales associates) for Mingda Tianjin, and its branch offices and subsidiaries, which are all located in the PRC. None of our employees are subject to collective bargaining agreements governing their employment with us. We believe our employee relations are good.

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

	Ordinary Shares
	Beneficially Owned
	Number	Percent
Directors and Executive Officers (1) :
Siping Xu (2)	10,200,000	87.37%
Mengnan Wang	10,000	0.09%
Zhenlei Hu	0	0%
Liding Sun	0	0%
Yang Li	10,000	0.09%
Wei Guan	0	0%

All directors and executive officers as a group (6 persons):	10,220,000	87.55%

5% Shareholders (1):
Siping Xu (2)	10,200,000	87.37%
(1)	Unless otherwise indicated, the business address of each of the individuals is Suite C-1505, Saidun Center, Xikang Road, Heping District, Tianjin, People’s Republic of China.
(2)	Mr. Siping Xu, our Chief Executive Officer and chairman of the Board, is also the 100% owner of MDJH Ltd. that holds 10,200,000 Ordinary Shares.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government, or by any other natural or legal person(s) severally or jointly.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

The VIE Agreements

See “Item 4. Information on the Company—B. Business Overview—The VIE Agreements.”

Other Material Transactions with Related Parties

We did not have any material transactions with related parties in 2021, 2020 and 2019.

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

Dividend Policy

We intend to keep any future earnings to finance the expansion of our subsidiaries’ business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, MDJH Hong Kong, our UK subsidiary, MD UK, our German subsidiary, MD German, and our Japanese subsidiary, MD Japan. MDJH Hong Kong will rely on payments made from Mingda Tianjin to WFOE, pursuant to the VIE Agreements, and the distribution of such payments to MDJH Hong Kong; MD UK will rely on payments from its subsidiary Mansions Estate. According to the PRC Enterprise Income Tax Law, such payments from subsidiaries to parent companies in China are subject to the PRC enterprise income tax at a rate of 25%. In addition, if Mingda Tianjin or its subsidiaries or branch offices incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Our German subsidiary, MD German, and Japanese subsidiary, MD Japan, have not commenced operation yet and have not established any payment arrangements with us as of the date of this report.

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

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our Affiliated Entities in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenue from our operations through the current VIE Agreements, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

In order for us to pay dividends to our shareholders, we will rely on payments made from Mingda Tianjin to WFOE, pursuant to the VIE Agreements between them, and the distribution of such payments to MDJH Hong Kong as dividends from Mingda Tianjin. Certain payments from Mingda Tianjin to WFOE are subject to PRC taxes, including business taxes and VAT. In addition, if Mingda Tianjin or its subsidiaries or branches incur debt on their own behaves in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by the PRC operating entities to its immediate holding company, MDJH Hong Kong. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. MDJH Hong Kong intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to MDJH Hong Kong. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of the PRC operating entities, and dividends payable by the PRC operating entities to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

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

The U.S. Tax Cuts and Jobs Act (the “2017 Act”) signed on December 22, 2017, may have changed the tax consequences to U.S. shareholders that own, or are considered to own, as a result of the attribution rules, 10% or more of the voting power or value of the stock of a non-U.S. corporation (a “10% U.S. shareholder”) under the U.S. Federal income tax law applicable to owners of U.S. controlled foreign corporations (“CFCs”). We do not believe any of our shareholders, or of our subsidiaries, were CFCs, and the 2017 Act had no impact for the years ended December 31, 2021, 2020, and 2019. We are an exempted company incorporated in the Cayman Islands and conduct our primary business operations through the PRC operating entities in the PRC.

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

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from the PRC operating entities. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Thus, the dividends, if and when payable by the PRC operating entities to its offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by WFOE, the PRC operating entities to the offshore parent entity located in Hong Kong, would be subject to a 5% withholding tax rather than the statutory rate of 10%, provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. Our effective income tax rate was (0.66)%, 10.56%, and 0.10%, for the years ended December 31, 2021, 2020, and 2019, respectively. As a result, $0, $22,720, and $206 income tax were accrued for the years ended December 31, 2021, 2020, and 2019, respectively. Deferred tax adjustments of $9,963, $10,180, and $101,166 were recognized for the years ended December 31, 2021, 2020, and 2019 respectively.

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

Our company pays an EIT rate of 25% for Mingda Tianjin. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Mingda Tianjin a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Taxation

Under Hong Kong tax laws, the statutory income tax rate is 16.5%. Subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

MDJH Hong Kong was incorporated in Hong Kong and does not conduct any substantial operations of its own. As such, under the Hong Kong tax laws, MDJH Hong Kong is exempted from income tax on its foreign-derived income and is not subject to withholding taxes on remittance of dividends. Since MDJH Hong Kong did not have any assessable profits for the years ended December 31, 2021, 2020, and 2019, no provision for Hong Kong profits tax has been made in the financial statements.

The United Kingdom Taxation

A UK company will be subject to UK corporation tax on its income profits and capital profits. The rate of corporation tax for all companies is currently 19%. MDJM UK, our UK subsidiary, is registered in England and Wales and are subject to the 19% corporation tax, 20% of VAT, and employee’s income tax.

Japan Taxation

MD Japan, our Japanese subsidiary, has not commenced its operations yet, and is not yet subject to any Japanese taxation.

Germany Taxation

MD German, our German subsidiary, has not commenced its operations yet, and is not yet subject to any German taxation.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently includes the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

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

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code, for any taxable year if either:

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

Based on our operations and the composition of our assets, we do not believe we were a PFIC for our most recent taxable year, and we do not expect to be treated as a PFIC under the current PFIC rules. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. It is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. The VIE Agreements are designed to provide WFOE with the power, rights, and obligations to Mingda Tianjin as set forth under the VIE Agreements. We have evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we are regarded as the primary beneficiary of the VIE for accounting purposes, as a result of our direct ownership in WFOE and the provisions of the VIE Agreements. If we are not treated as owning Mingda Tianjin for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

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

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our financial statements are expressed in Renminbi, and most of our revenue, costs, and expenses are denominated in Renminbi. Additionally, our cash and cash equivalents are held in both Renminbi and U.S. dollars. As a result, fluctuations in the exchange rates between the U.S. dollar and Renminbi may affect our results of operations and financial condition.

Renminbi’s exchange rate with the U.S. dollar is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of Renminbi to the U.S. dollar. Under such policy, Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Later on, the PBOC has decided to further implement the reform of the RMB exchange regime and to enhance the flexibility of RMB exchange rates. Such changes in policy have resulted in a significant appreciation of Renminbi against the U.S. dollar since 2005 though there have been periods when the U.S. dollar has appreciated against Renminbi as well. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of Renminbi against the U.S. dollar.

To the extent that we need to convert U.S. dollars we receive from financing activities into Renminbi for our operations or other uses within the PRC, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our Ordinary Shares. As of December 31, 2021, our functional currency denominated cash balances of RMB6,020,669 be translated to US$947,779 by using exchange rate of 6.3524 on December 31, 2021. Assuming a 1% appreciation of the U.S. dollar to RMB, $1=6.4159, the cash balance of RMB6,020,669 would be translated to $938,395. The cash balance presented in U.S. dollar would have decreased by $9,384.

In addition, very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash. As of December 31, 2021 and 2020, we had cash in the amount of $5,744,078 and $6,110,693, respectively. Approximately $2,691,000 of our cash is maintained within the PRC. Per PRC regulations, the maximum insured bank deposit amount is approximately $78,710 (RMB500,000) for each financial institution. Among the cash maintained in the PRC, approximately $2,268,000 be considered as uninsured cash. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	Carrying
	Amount as of
	December 31,	One Year or
Non-derivative financial instruments	2021 in US$	Less	Over One Year
Trade and other payables	$1,164,336	$1,164,336	$—
Deferred income	23,091	23,091	—
Operating lease liabilities	224,127	162,735	61,392
Total	$1,411,554	$1,350,162	$61,392

*Operating lease liabilities were calculated based on ASC 842, Leases.

Interest Rate Risk

We have not used derivative financial instruments to hedge interest risk. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 0.9%, 2.5%, and 2.9%, in 2021, 2020, and 2019, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect the PRC operating entities and our business.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-226826) for our initial public offering, which was declared effective by the SEC on November 13, 2018. For initial public offering, we issued and sold an aggregate of 1,260,820 Ordinary Shares, at a price of US$5 per Ordinary Share for approximately $6,304,100. The net proceeds raised from the initial public offering were $5,696,485.5 after deducting underwriting commissions and the offering expenses payable by us. Network 1 Financial Securities, Inc. was the underwriter of our initial public offering.

We incurred approximately $607,614.5 in expenses in connection with our initial public offering, which included approximately $333,765.6 in underwriting commissions for the initial public offering and approximately $273,848.9 in other costs and expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates

In addition to above offering costs of $607,615, we incurred $1,522,601 in professional fees, which were direct costs in connection with the IPO. The net proceeds after total offering costs of $2,130,215 were $4,173,885. As of December 31, 2021, we have not used any fund from the net proceeds. We intend to use the proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-226826). We also intend to use the proceeds to develop and expand our operations in the real estate development and hospitality markets in the UK and other European countries.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2021. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2021 were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2021.

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

Item 16. [Reserved]

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

	For the Years Ended December 31,
	2021	2020
Audit fees (1)	$200,000	$200,000
Audit-Related fees (2)	—	—
Tax fees (3)	—	—
All other fees (4)	25,000	—
Total	$225,000	$200,000

(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of our comparative interim condensed financial statements.
(2)	Audit-related fees mean the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under audit fees above.
(3)	Tax fees mean the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.
(4)	All other fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

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

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of MDJM LTD are included at the end of this annual report.

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

2.2*	Description of the rights of each class of securities registered
2.3

Form of indenture with respect to senior debt securities, to be entered into between registrant and a trustee acceptable to the registrant, if any (incorporated by reference to Exhibit 4.6 of our Registration Statement on Form F-3/A (file No. 333-261347) filed with the Securities and Exchange Commission on January 28, 2022)

2.4

Form of indenture with respect to subordinated debt securities, to be entered into between registrant and a trustee acceptable to the registrant, if any (incorporated by reference to Exhibit 4.7 of our Registration Statement on Form F-3/A (file No. 333-261347) filed with the Securities and Exchange Commission on January 28, 2022)

4.1

Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

4.2

Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

4.3

Exclusive Business Cooperation Agreement dated April 28, 2018, between WFOE and Mingda Tianjin (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

4.4

Share Pledge Agreement dated April 28, 2018, between WFOE, Beneficial Owners, and Mingda Tianjin (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

4.5

Exclusive Option Agreement dated April 28, 2018, between WFOE, Beneficial Owners, and Mingda Tianjin (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

4.6

Powers of Attorney dated April 28, 2018, between WFOE, Beneficial Owners, and Mingda Tianjin (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

4.7

Lease Agreement dated December 31, 2018 by and between Mingda Tianjin and Ping Han (incorporated by reference to Exhibit 4.7 of our Annual Report on Form 20-F (file No. 001-38768) filed with the Securities and Exchange Commission on April 28, 2020)

4.8

Joint Venture Shareholders’ Agreement dated August 4, 2021 by and among MD UK, Ocean Tide, and Mingzhe Zhang (incorporated by reference to Exhibit 10.1 of our Report of Foreign Private Issuer on Form 6-K (file No. 001-38768) filed with the Securities and Exchange Commission on August 11, 2021)

8.1*	List of subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 **	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of RBSM LLP
15.2*	Consent of Tianjin Shanchuan Law Firm
101*

The following financial statements from the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial

104*	Statements, tagged as blocks of text and including detailed tags Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MDJM LTD

	By:	/s/ Siping Xu
Siping Xu
Chief Executive Officer,
Chairman of the Board of Directors

Date: April 19, 2022

MDJM LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MDJM LTD

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MDJM LTD, its subsidiaries and consolidated variable interest entities (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York
April 19, 2022

MDJM LTD and Subsidiaries

Consolidated Balance Sheets

	December 31,
	2021	2020

Assets

Current Assets
Cash, cash equivalents, and restricted cash	$5,744,078	$6,110,693
Accounts receivable, net of allowance for doubtful accounts of $76,462 and $15,477, respectively	2,137,711	4,062,343
Prepaid expenses	29,031	23,346
Other receivables	98,594	92,168
Total Current Assets	8,009,414	10,288,550

Property and equipment, net	49,012	65,703

Other Assets
Deferred tax assets	15,382	24,890
Operating lease assets, net	224,127	319,828
Receivable from related parties	71,035	—
Other receivable - long term	—	53,794
Total Other Assets	310,544	398,512

Total Assets	$8,368,970	$10,752,765

Liabilities and Equity

Current Liabilities:
Accounts payable and accrued liabilities	$1,028,210	$1,147,530
VAT and other taxes payable	136,126	207,352
Deferred income	23,091	18,780
Operating lease liabilities, current	162,735	102,056
Total Current Liabilities	1,350,162	1,475,718

Long-term operating lease liabilities	61,392	161,559
Total Liabilities	1,411,554	1,637,277

Equity:
Ordinary shares: 50,000,000 shares authorized, par value: $0.001 per share, 11,675,216 and 11,675,216 shares issued and outstanding as of December 31, 2021 and 2020, respectively	11,675	11,675
Additional paid in capital	6,845,394	6,845,394
Statutory reserve	327,140	327,140
Retained earnings	(282,791)	2,142,657
Accumulated other comprehensive loss	62,903	(37,558)
Total MDJM Ltd stockholders’ equity	6,964,321	9,289,308
Noncontrolling interest	(6,905)	(173,820)
Total Liabilities and Equity	$8,368,970	$10,752,765

The accompanying notes are an integral part of these consolidated financial statements.

MDJM LTD and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Years Ended December 31,

	2021	2020	2019

Revenue	$4,466,233	$5,868,725	$5,679,977

Operating Expenses:
Selling expenses	47,480	95,207	186,641
Payroll, payroll taxes and others	5,554,186	4,668,507	3,710,697
Professional fees	460,274	404,850	634,372
Operating leases expenses	117,686	116,532	184,802
Depreciation and amortization	24,910	21,996	15,180
Allowance for doubtful accounts, net	59,625	3,786	(38,883)
Other general and administrative	471,557	316,989	628,608
Total Operating Expenses	6,735,718	5,627,867	5,321,417
Income (loss) from Operations	(2,269,485)	240,858	358,560

Other income (Expense):
Gain on sale of asset	—	—	1,705
(Loss) gain on foreign currency transactions	(14,402)	(31,109)	12,072
Loss on deconsolidation	(8,350)	—	—
Interest income	2,094	68,701	30,662
Other income	47,340	8,343	(2,263)
Total other income	26,682	45,935	42,176

Income (loss) before income tax	(2,242,803)	286,793	400,736
Income tax	(9,963)	(32,900)	(101,372)
Net income (loss)	(2,252,766)	253,893	299,364
Net loss attributable to noncontrolling interest	(7,048)	(4,146)	(153,742)
Net income (loss) attributable to MDJM Ltd ordinary shareholders	$(2,245,718)	$258,039	$453,106

Net income (loss) per ordinary share attributable to MDJM Ltd ordinary shareholders - basic and diluted	$(0.19)	$0.02	$0.04

Weighted-average shares outstanding, basic and diluted	11,675,216	11,652,882	11,640,661

Comprehensive income (loss):
Net Income (loss)	$(2,252,766)	$253,893	$299,364
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustments	94,694	251,919	(53,156)
Total other comprehensive income (loss)	(2,158,072)	505,812	246,208
Comprehensive income (loss) attributable to non-controlling interest	143	9,132	(2,398)
Comprehensive income (loss) attributable to MDJM Ltd ordinary shareholders	$(2,158,215)	$496,680	$248,606

The accompanying notes are an integral part of these consolidated financial statements.

MDJM LTD and Subsidiaries

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2021, 2020 and 2019

						Accumulated
	Ordinary Shares					Other
	Number of	Amount of	Additional Paid in		Retained	Comprehensive	Noncontrolling
	Ordinary Shares	Ordinary Shares	Capital	Statutory Reserve	Earnings	Income (Loss)	Interest	Total Equity
Balance - December 31, 2018	11,621,459	$11,621	$6,664,295	$232,542	$1,526,110	$(229,587)	$(22,666)	$8,182,315
Proceeds from initial public offering - January 4, 2019, net of offering costs of $26,399	19,361	20	70,386	—	—	—	—	70,406
Comprehensive income (loss):
Net income	—	—	—	30,412	422,694	—	(153,742)	299,364
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	—	—	—	—	—	(50,758)	(2,398)	(53,156)
Balance - December 31, 2019	11,640,820	$11,641	$6,734,681	$262,954	$1,948,804	$(280,345)	$(178,806)	$8,498,929
Proceeds from Regulation S Offering - August 26, 2020, net of cost $2,760	34,396	34	110,713	—	—	—	—	110,747
Comprehensive income (loss):
Net income	—	—	—	64,186	193,853	—	(4,146)	253,893
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	—	—	—	—	—	242,787	9,132	251,919
Balance - December 31, 2020	11,675,216	$11,675	$6,845,394	$327,140	$2,142,657	$(37,558)	$(173,820)	$9,115,488
Comprehensive income (loss):
Deconsolidated noncontrolling interest					(179,730)		179,730	—
Net loss					(2,245,718)		(7,048)	(2,252,766)
Other comprehensive income (loss), net of tax:								—
Change in foreign currency translation adjustment						100,461	(5,767)	94,694
Balance - December 31, 2021	11,675,216	$11,675	$6,845,394	$327,140	$(282,791)	$62,903	$(6,905)	$6,957,416

The accompanying are an integral part of these consolidated financial statements.

MDJM LTD and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31,

	2021	2020	2019

Cash Flows from Operating Activities:
Net (loss) income	$(2,252,766)	$253,893	$299,364
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	24,910	21,996	15,180
Changes in allowance for doubtful accounts	59,625	3,786	(38,883)
Loss (gain) on foreign currency transactions	14,402	31,109	(12,072)
Gain on sale of asset	—	—	(1,705)
Loss on deconsolidation	8,350	—	—
Non cash operating lease expense	103,459	92,621	88,632
Non cash interest expense (income)	5,327	(5,926)	—
Changes in deferred tax assets	9,963	10,180	101,166
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivables	1,969,361	(1,676,789)	(374,592)
Decrease (increase) in other receivables	16,190	24,282	(4,630)
(Increase) decrease in prepaid expense	(2,664)	38,346	174,113
Decrease in prepaid income tax	—	—	3,605
(Decrease) increase in accounts payable and accrued expenses	(162,279)	622,118	(107,980)
(Decrease) increase in Income, VAT and other tax payable	(85,526)	87,761	(28,518)
Decrease in operating lease liabilities	(46,474)	(92,621)	(141,838)
Increase (decrease) in deferred income	3,841	(8,889)	26,657
Net Cash Used in Operating Activities	(334,281)	(598,133)	(1,501)

Cash Flows from Investing Activities:
Purchase of office equipment and software	(6,600)	(13,416)	(66,354)
Advance made to deconsolidated subsidiary		—	(127,804)
Advance to related parties	(71,035)	—	—
Loan repayment received	23,724	14,492	—
Proceeds from disposal of asset		—	3,330
Net Cash (Used in) Provided by Investing Activities	(53,911)	1,076	(190,828)

Cash Flows from Financing Activities:
Proceeds from Regulation S offering - August 26, 2020, net of offering costs of $2,760	—	110,747	—
Proceeds from initial public offering - net of offering costs of $26,399	—	—	70,406
Net Cash Provided by Financing Activities	—	110,747	70,406
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	22,224	44,326	(17,957)

Net decrease in cash, cash equivalents and restricted cash	(365,968)	(441,984)	(139,880)
Cash, cash equivalents, and restricted cash - beginning of the period *	6,110,046	6,552,677	6,692,557
Cash, cash equivalents, and restricted cash - end of the period	$5,744,078	$6,110,693	$6,552,677

Cash and cash equivalents	$4,796,299	$4,976,527	$4,995,843
Restricted foreign currency	947,779	1,134,166	1,556,834
Total cash, cash equivalents, and restricted cash	$5,744,078	$6,110,693	$6,552,677

Supplemental Disclosure Cash Flow Information:
Cash paid for:
Interest	$—	$—	$—
Income taxes	$23,553	$39	$—

*	$647 was removed from opening balance in 2021 resulted from deconsolidation

The accompanying notes are an integral part of these consolidated financial statements.

MDJM LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

MDJM LTD (the “Company” or “MDJM”) was incorporated on January 26, 2018, under the laws of the Cayman Islands as an exempted company under the name of MDJLEAD LTD. Effective on May 7, 2018, the Company changed its corporate name to MDJM LTD. The Company, through its subsidiaries and consolidated variable interest entity (“VIE”), is principally engaged in providing end-to-end services in the life cycle of a residential real estate project, including primary real estate agency services, real estate consulting services, and training and evaluation with respect to primary agency sales services in the People’s Republic of China (“PRC”). The Company or MDJM, and its subsidiaries and consolidated VIE are also collectively referred to as the “Group,” or where appropriate, the terms the “Group,” “we,” “our,” or “us” also referred to MDJM or the Company and its subsidiaries and the consolidated VIE as a whole. The Company’s subsidiaries and consolidated VIE are also referred to as “operating entities.”

MDJCC Limited (“MDJM Hong Kong”) was incorporated on February 9, 2018, under the laws of Hong Kong. MDJM owned 100% interest of MDJM Hong Kong.

MD Local Global Limited (“MDJM UK”) was incorporated in the United Kingdom (“UK”) under the Companies Act 2006 as a private company on October 28, 2020, and it is registered in England and Wales. MDJM owned 100% interest of MDJM UK. For the six months ended June 30, 2021, MDJM UK has received an initial funding of $3,100,000 from MDJM.

Mansions Estate Agent Ltd (“Mansions Estate”) was incorporated pursuant to England laws as a limited company on June 15, 2021, to conduct residential property management and real estate agencies business. MD UK holds 51% of the equity interest in Mansions Estate, 41% of the equity interest is held by Ocean Tide Wealth Limited, a specialist mortgage broker in the United Kingdom, and the remaining 8% is held by Mingzhe Zhang.

Beijing Mingda Jiahe Technology Development Co. Ltd. (“Mingda Beijing”) is a limited liability company organized on March 9, 2018, under the laws of the PRC, a wholly-foreign owned entity (“WFOE”) and 100% owned by MDJM Hong Kong.

Tianjin Mingda Jiahe Real Estate Co. Ltd. (“Mingda Tianjin” or “VIE”), is a limited liability company organized on September 25, 2002 under the laws of the PRC. On February 2, 2021, Mingda Tianjin changed its name to “Mingdajiahe (Tianjin) Co., Ltd.”

The following table lists the subsidiaries and the consolidated VIE of the Company:

	Date of	Place of	Percentage of
Name of the Company	Incorporation	Incorporation	Ownership
MDJM Hong Kong	February 9, 2018	Hong Kong	100%
MDJM UK	October 28, 2020	England and Wales	100%
Mansions Estate	June 15, 2021	England and Wales	51%
Mingda Beijing (WFOE)	March 9, 2018	PRC	100%
Mingda Tianjin (VIE)	September 25, 2002	PRC	VIE

VIE Arrangements

PRC regulations currently prohibit or restrict foreign ownership of companies that provide services in certain industrials. To comply with these regulations, on April 28, 2018, Mingda Beijing entered into a series of contractual arrangements with Mingda Tianjin. Due to PRC legal restrictions on foreign ownership in the real estate sector, neither we nor our subsidiaries own any equity interest in Mingda Tianjin. Instead, for accounting purposes, we control and receive the economic benefits of Mingda Tianjin’s business operation through a series of contractual arrangements (the “VIE Agreements”), which enables us to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under U.S. GAAP.

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

Agreements that Enable us to Control and Receive the Economic Benefits of Mingda Tianjin’s Business Operation through the VIE Agreements

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

The Company’s ability to control and receive the economic benefits of Mingda Tianjin’s business operation through the VIE Agreements, and to consolidate the financial results of the VIE and its subsidiaries in its consolidated financial statements also depends on the power of attorney Mingda Beijing has to vote on all matters requiring shareholder approval in the VIE. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Company may be subject to fines or other actions. The Company does not believe such actions would result in the liquidation or dissolution of the Company, Mingda Beijing, or the VIE.

The Company, through its subsidiaries and the VIE Agreements, has (1) the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (2) the right to receive benefits from the VIE. Accordingly, the Company is the primary beneficiary of the VIE and has consolidated the financial results of the VIE.

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

Mingda Tianjin has the following branch offices and/or subsidiaries, which have been included in the accompanying consolidated financial statements:

Percentage
	Date of	Place of	of
Name of the Subsidiaries Owned by VIEs	Incorporation	Incorporation	Ownership
Mingdajiahe (Tianjin) Co., Ltd. Suzhou Branch	October 13, 2017	Suzhou, China	N/A
Mingdajiahe (Tianjin) Co., Ltd. Chengdu Branch	June 24, 2019	Chengdu, China	N/A

Mingda Tianjin had the following branch offices and/or subsidiaries been included in the previous issued consolidated financial statements. These offices and subsidiaries were dissolved in 2021 and deconsolidated from the accompanying consolidated financial statements for the year ended December 31, 2021.

			Percentage
	Date of	Place of	of
Name of the Deconsolidated Subsidiaries Owned by VIEs	Incorporation	Incorporation	Ownership
Mingdajiahe (Tianjin) Co., Ltd. Yangzhou Branch	October 18, 2017	Yangzhou, China	N/A
Xishe (Tianjin) Business Management Co., Ltd.	October 20, 2017	Tianjin, China	100%
Xishe (Tianjin) Culture and Media Co., Ltd.	July 25, 2018	Tianjin, China	100%
Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd.	March 9, 2018	Tianjin, China	51%

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

Cash in PRC denominated in RMB may not be freely transferable to out of the PRC because of exchange control regulations or other reasons. Such restricted cash amounted $947,779 and $1,134,166 as of December 31, 2021 and 2020, respectively.

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

The operating entities’ service contracts typically include the terms of parties, services to be provided, service covered period, details of service fee calculation, and terms or conditions when services are to be paid. The performance obligation of the operating entities is clearly defined as to sale of real properties specified in the contracts. The performance obligation is satisfied when at the point of closing of the sales contract with each property buyer is completed and, when the developer received the proceeds from the sales (cash and/or bank loans). The commission fee is determined based on the total value of property sold multiplied by the commission rate agreed upon in the contracts. The commission rates vary among developers. The payment terms also vary with certain developers dividing the contracts into several phases and making payment when a phase has been completed. These variable considerations will not change the calculation of commission fee. The transaction price is determined based on the commission rate and properties sold.

The Group’s major revenue is commission fees from selling real estate properties. Commission revenue from property brokerage is recognized when: (i) the operating entities have completed its performance obligation to sell properties per contract, (ii) the property developer and the buyer completed a property sales transaction and the developer received full or partial amount of proceeds from the buyer or full payment from the banker if mortgaged, and (iii) the property developer granted confirmation to the operating entities to issue an invoice per contract. The Group recognizes revenue net of value added taxes (“VAT”).

The Group did not handle any monetary transactions nor act as an escrow intermediary between the developers and the buyers.

Certain sales contracts allow developers to withhold certain percentage of total commission for a certain period as a risk fund to cover potential damages caused by sales activities of the operating entities. In these circumstances, the Group will not determine that the operating entities’ performance obligations have been fulfilled until the withholding period has passed. Since the amount being withheld is the risk of loss from the sales transaction, the Group records the amount withheld by developers as deferred income and will recognize the income when the withholding period has passed, and the amount withheld is confirmed by the developers.

The Group engages in the business of managing rental property via its UK subsidiary Mansions Estate commenced in August 2021. Mansions Estate receives a one-time referral fee from tenants, based on a certain percentage of total leased value of lease agreement. The Group recognizes the revenue, when: a) the lease agreement is executed, and b) the tenant made its first payment. Mansions Estate also provides management services to tenants and collects service fees. Management service fees are recognized on a monthly basis. The prepayment of monthly service fee is recorded as deferred income. Revenue from managing  rental property in the UK amounted to $19,469 in 2021.

Additionally, the operating entities provide consulting services to their clients, such as training, design and marketing. Revenue recognized from consulting is net of VAT. Revenue from consulting services was $38,746, $103,140 and $155,217 for the years ended December 31, 2021, 2020 and 2019, respectively.

Segment Information

The Group uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. All of the Group’s operations are considered by the chief operating decision maker to be aggregated in one reportable operating segment. Currently, most of the operating entities’ customers are in the PRC and major income is derived from commission-based service, which represented 99%, 98.2% and 97.1% of total revenue for the years ended December 31, 2021, 2020 and 2019, respectively. Minimal property management, consulting and other services which represented 0.4% and 0.9% of total revenue for the year ended December 31, 2021, respectively, and 0.0% and 1.8% of total revenue for the year ended December 31, 2020, respectively, and 0.0% and 2.9% of total revenue for the year ended December 31, 2019, respectively.

Through Mingda Tianjin and its branch offices in Chengdu, Suzhou, and Yangzhou (deconsolidated in 2021), the PRC operating entities own and operate a primary real estate agency service business in the following local markets, Tianjin, Chengdu, Suzhou and Yangzhou. The revenue from each local market represented 75%, 23%, 2%, and 0% of total agency revenue for the year ended December 31, 2021, respectively, represented 65%, 30%, 3%, and 2% of total agency revenue for the year ended December 31, 2020, respectively, represented 83%, 5%, 9%, and 3% of total agency revenue for the year ended December 31, 2019.

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

The UK government will charge VAT on business services and commission. The standard VAT rate is 20%. All income of Mansion Estate in UK will subject to VAT. The Company accrues VAT payable when revenue is recognized.

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

Marketing and Advertising Expenses

Marketing and advertising expenses consist primarily of marketing planning fees and advertisements expenses used for targeted property sales. The Group expenses all marketing and advertising costs as incurred and records these costs within “Selling expenses” on the consolidated statements of operations when incurred. The Group incurred marketing and advertising expenses of $0, $42,493 and $79,535 for the years ended December 31, 2021, 2020, and 2019, respectively.

Income Taxes

The Company’s operation in China is governed by the income tax laws of the PRC. The Chinese Corporate Income Tax applies to all companies in China, foreign owned & Chinese owned. It is levied on company profits at a rate of 25%.

The Company’s operation in United Kingdom is governed by the income tax laws of the UK. The normal rate of corporation tax is 19% for the financial year beginning April 1, 2021 and will be maintained at this rate for the financial year beginning April 1, 2022.

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

The Group only recognizes tax liabilities related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the Group recognizes the largest amount of tax liabilities that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. There were no such tax liabilities recognized in the accompanying consolidated financial statements. The Group records interest and penalties as a component of income tax expense. There were no such interest and penalties for the years ended December 31, 2021, 2020, and 2019, respectively.

Non-Controlling Interest

Noncontrolling interest is classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of the Company from the interest of the noncontrolling interest holder. Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd. was 49% owned by an unrelated third party as of December 31, 2020 and 2019, respectively. Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd. dissolved in 2021 and deconsolidated in consolidated financial statements ended on December 31, 2021. Mansions Estate was 49% owned by other two unrelated parties as of December 31, 2021.

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

The Group has total of 126,082 underwriter’s warrants outstanding as of December 31, 2021. The underwriter’s warrants are exercisable at a price $6.25. As of December 31, 2021 and 2020, the Group’s closing stock price was $1.78 and $4.20, respectively. Therefore, these warrants are excluded as the potential diluted shares.

	2021	2020	2019
Numerator for earnings per share:
Net income (loss) attributable to the Company’s ordinary shareholders	$(2,245,718)	$258,039	$453,106
Denominator for basic and diluted earnings per share:
Basic and weighted average ordinary shares	11,675,216	11,652,882	11,640,661
Per share amount
Per share - basic and diluted	$(0.19)	$0.02	$0.04

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

	December 31,	December 31,	December 31,
1 US$ = RMB	2021	2020	2019

At end of the period - RMB	6.3524	6.5378	6.9668
Average rate for the period ended - RMB	6.4491	6.9003	6.9072

1 US$ = GBP
At end of the period - GBP	0.7419	—	—
Average rate for the period ended - GBP	0.7327	—	—

The financial records of certain of the Company’s subsidiaries and VIE are maintained in local currencies other than the U.S. dollar, such as RMB, which are their functional currencies. Transactions denominated in currencies other than the functional currency are recorded at the rates of exchange prevailing when the transactions occur. Transaction gains and losses are recognized in the consolidated statements of operations and comprehensive income (loss). There were $(14,402), $(31,109), and $12,072 transaction (loss) gain recorded for the years ended December 31, 2021, 2020 and 2019, respectively.

Concentration Risk

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. All of the Company’s cash is maintained with state-owned banks within the PRC. Per PRC regulations, the maximum insured bank deposit amount is approximately $78,710 (RMB500,000 on December 31, 2021 exchange rate) for each depositor. The Company’s total unprotected cash in bank amounted to approximately $2,268,000 and $5,821,000, as of December 31, 2021 and 2020, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

The Company’s subsidiary has bank accounts in the United Kingdom. Customer deposits held by banks, building societies and credit unions (including in Northern Ireland) in UK establishments that are authorized by the Prudential Regulation Authority (PRA) are protected by the Financial Services Compensation Scheme (FSCS) up to GBP85,000, which was approximately $114,600 (translated on December 31, 2021 exchange rate). The Company’s total unprotected cash in bank amounted to approximately $2,913,000 and $0, as of December 31, 2021 and 2020, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts

Deconsolidation

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

A subsidiary should be deconsolidated from the date a controlling financial interest is lost and should also consider the equity components included in the non-controlling interest and the amounts previously recognized in accumulated other comprehensive income (loss), i.e., the foreign currency translation adjustment.

Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation. These reclassifications have no effect on the previously reported financial positions, results of operations and cash flows.

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

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The objective of ASU 2018-13 is to improve the effectiveness of disclosures in the notes to the financial statements by removing, modifying, and adding certain fair value disclosure requirements to facilitate clear communication of the information required by generally accepted accounting principles. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted upon issuance of this ASU. The adoption of this standard had no material impact on the Group’s consolidated financial statements.

In December 2019, the FASB issued Accounting Standards Update 2019-12-Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU summarizes the FASB’s recently issued Accounting Standards Update (ASU) No. 2019-12, simplifying the Accounting for Income Taxes. The ASU enhances and simplifies various aspects of the income tax accounting guidance in ASC 740. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The adoption of this ASU had no material impact on our consolidated financial statements.

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

On December 31, 2021 and 2020, accounts receivable and allowance for doubtful accounts consist of the following:

	2021	2020
Accounts receivable	$2,214,173	$4,077,820
Allowance for doubtful accounts	(76,462)	(15,477)
Accounts receivable, net	$2,137,711	$4,062,343

The Group maintains an allowance for doubtful accounts which required significant judgments by management. The Company establishes a provision for doubtful accounts receivable when there is objective evidence that the Company may not be able to collect the receivables when due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on customers’ credit, business, financial status, payment history and ongoing relationship, management makes conclusions on whether any balances outstanding at the end of each reporting period will be deemed uncollectible on an individual basis and on an aging trend analysis basis. Accounts receivable balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

As of December 31, 2021, the Group reserved $76,462 of allowance for doubtful accounts, which consisted of a 100% reserve from two customers due to collectability, and a 5% reserve from three customers with receivable age between 180 days and 365 days.

As of December 31, 2020, the Group reserved $15,477 of allowance for doubtful accounts, which was 20% of the accounts receivable with age more than one year from two customers due to the collectability issues.

Major Customers

For the twelve months ended December 31, 2021, the Group had three major customers (projects). Revenue from each of these customers was over 10% of its total revenue. Revenue from these top three customers represented approximately 67% of the total revenue, with 34%, 23%, and 10%, respectively, from Ge Diao Ping Yuan, Taida Shang Qing Cheng, and Ge Diao Liu Yuan. The accounts receivable from these three customers (projects) were $737,476, $1,116,552, and $10,643, respectively, as of December 31, 2021.

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

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	2021	2020

Office Equipment and Fixtures	$99,404	$90,094
Software	18,910	18,374
Auto	48,376	47,004
Total Assets	166,690	155,472
Less accumulated depreciation	(117,678)	(89,769)
Net Assets	$49,012	$65,703

For the years ended December 31, 2021, 2020, and 2019, depreciation expense was $24,910, $21,996, and $15,180, respectively.

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

MDJM Hong Kong was incorporated under the laws of Hong Kong and is subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. MDJM Hong Kong did not have significant activities in Hong Kong for the years ended December 31, 2021, 2020 and 2019, respectively.

MDJM UK and Mansion Estate were incorporated in the UK. A UK company will be subject to UK corporation tax on its income profits and capital profits. The normal rate of corporation tax is 19% for the financial year beginning April 1, 2021, and will be maintained at this rate for the financial year beginning April 1, 2022.

The Group conducts substantially most of its business through the VIE and subsidiaries of the VIE, and they are subject to PRC income taxes. The Group’s subsidiary and VIE in the PRC are subject to a standard tax rate of 25%. At the beginning of 2019, China State Administration of Taxation issued a new income tax abatement policy to small business with taxable income less than RMB3 million, number of employees less than 300, and total assets less than RMB50 million for the tax periods from January 1, 2019 to December 31, 2021. According to the new tax abatement policy, the income tax rate is reduced to 5% for small business with taxable income less than RMB1 million, the income tax rate is reduced to 10% for small business with taxable income from RMB1 million to RMB3 million. For the years ended December 31, 2021, 2020 and 2019, the Group is qualified to receive the above tax abatement.

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

Deferred income tax assets are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive income in the period of the enactment of the change.

Significant components of the Company’s deferred tax assets consisted of accounts receivable, net, accrued liabilities and valuation allowance. The deferred tax assets were $15,382 and $24,890 as of December 31, 2021 and 2020, respectively. Significant components of the Group’s deferred tax assets consist of following:

	2021	2020
Deferred tax items
Accounts receivable, net	$19,115	$3,869
Accrued expenses	—	27,860
Net operating loss - UK	3,305	—
Valuation allowance	(7,038)	(6,839)
Deferred tax assets, net	$15,382	$24,890

The provision for income tax for the years ended December 31, 2021, 2020 and 2019 were summarized as follows:

	2021	2020	2019
Current	$—	$22,720	$206
Deferred tax adjustment	9,963	10,180	101,166
Total income tax	$9,963	$32,900	$101,372

Reconciliation of the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2021, 2020 and 2019, respectively, were as follows:

China	2021	2020	2019
Hong Kong statutory income tax rate	16.50%	16.50%	16.50%
Valuation allowance recognized with respect to the loss in Hong Kong Company	-16.50%	-16.50%	-16.50%
PRC statutory income tax rate	25.00%	25.00%	25.00%
Effect of income tax exemptions and reliefs in the PRC companies	-25.00%	-17.33%	0.00%
Effect of valuation and deferred tax adjustments	-0.66%	2.89%	-24.90%
Effective rate	-0.66%	10.56%	0.10%

United Kingdom
UK statutory income tax rate	19.00%
Valuation allowance recognized with respect to the loss in UK	-10.86%
Effect of valuation and deferred tax adjustments	0.00%
Effective rate	8.14%

Aggregate undistributed earnings of the Company’s subsidiaries, VIE and VIE’s subsidiaries located in the PRC that are available for distribution on December 31, 2021 and December 31, 2020 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Company that is outside of the PRC. The Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of December 31, 2021 and 2020, the Company had not declared any dividends.

As of December 31, 2021 and 2020, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. As of December 31, 2021, income tax returns for the tax years ended December 31, 2016, through December 31, 2020 remained open for statutory examination by PRC tax authorities.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s consolidated financial statements as of December 31, 2021. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next 12 months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $15,500) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2021, 2020 and 2019.

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following as of December 31, 2021 and 2020:

	2021	2020

Payroll and social security payable	$167,470	$230,430
Bonus payable	774,571	820,140
Other payables and accrued liabilities	86,169	96,960
Total Accounts Payable and Accrued Liabilities	$1,028,210	$1,147,530

NOTE 7 – VAT AND OTHER TAXES PAYABLE

VAT and other taxes payable consisted of the following as of December 31, 2021 and 2020:

	2021	2020

VAT payable	$121,602	$162,034
Surcharge and fees	14,524	21,339
Income tax payable	—	23,979
Total VAT and Other Taxes Payable	$136,126	$207,352

In May 2016, the business tax has been incorporated into VAT in China, which means there will be no more business or sales tax and accordingly some business operations previously taxed in the name of business tax will be taxed in the manner of VAT thereafter. The Company and subsidiaries are generally subject to a 6% VAT rate for its commission income. Surcharge and fees payable include urban maintenance and construction tax payable, additional education tax payable, and local education tax payable. The standard rate of VAT in the UK is 20%.

NOTE 8 - LEASES

The operating entities lease all of their offices under various non-cancelable lease agreements that expire on various dates through 2023. The Group evaluates contracts entered into to determine whether the contract involves the use of property which is either explicitly or implicitly identified in the contract. The Group evaluates whether it controls the use of the asset, which is determined by assessing whether it obtains substantially all economic benefits from the use of the asset, and whether it has the right to direct the use of the asset. If these criteria are met and the Group has identified a lease, it would be accounted for under the requirements of ASC 842.

Upon the possession of a leased asset, the Group determines its classification as an operating or finance lease. All of its real estate leases are classified as operating leases. The operating entities’ real estate leases have initial terms ranging from one to five years. Renewal options are generally not recognized as part of the right-of-use assets and lease liabilities as it is not reasonably certain at commencement date that the Group would exercise the options to extend the lease. The Group’s real estate leases typically provide for fixed minimum rent payments. For operating leases that include rent holidays and rent escalation clauses, the Group recognize lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property.

The PRC operating entities had one long-term lease which became effective on January 1, 2019, and which will be expired on December 31, 2023. The Group adopted new accounting standard ASC 842 effective January 1, 2019. The Group used 4.35%, the Chinese bank long-term lending annual rate for a typical five years lease as an incremental borrowing rate, in determining the present value of future lease payments. The same rate was used as the discount rate to measure the lease liability on January 1, 2019, the date of adoption. At initial measurement, the Group recorded a non-cash ROU asset of $479,744 (RMB 3,342,278 translated on December 31, 2019 exchange rate, and a noncash lease liability of $479,744 (RMB 3,342,278 translated on December 31, 2019).

A summary of operating lease right-of-use assets and liabilities as of December 31, 2021 and 2020 were as follows:

Operating Lease Assets
	2021	2020
Main offices operating lease assets - initial measurement	$479,744	$479,744
Less: accumulated amortization	(275,382)	(179,611)
Foreign exchange effects	19,765	19,695
Operating Lease Assets, net	$224,127	$319,828

Operating Lease Liabilities
Total operating lease liabilities - initial measurement	$479,744	$479,744
Accrued interest	41,124	31,394
Accumulated payment to liabilities	(316,506)	(263,755)
Foreign exchange effects	19,765	16,232
Total operating lease liabilities	224,127	263,615
Less: operating lease liabilities, current	(162,735)	(102,056)
Long-term Operating Lease Liabilities	$61,392	$161,559

During the year ended December 31, 2021, the Company missed one scheduled rental payment (lease repayment). Consequently, current lease liabilities increased.

The following table summarizes the maturity of lease liabilities under operating lease as of December 31, 2021:

For the 12 months ended	Operating Leases
December 31, 2022	$115,706
December 31, 2023	115,706
Total minimum payments	231,412
Less: imputed interest	(7,285)
Total operating lease liabilities	$224,127

The operating entities will lease temporary office spaces used for ongoing projects based on the needs. These leases are normally with terms of 12 months or less, and an option of renewing. Due to the temporary nature of these office spaces, the Group typically only includes the initial lease term in its assessment of a lease arrangement. Options to extend a lease are not included in the Group’s assessment unless there is reasonable certainty that the operating entities will renew the lease. The Group elected not to recognize on the balance sheet for leases with terms of 12 months or less. The lease expense recognized for such leases is on a straight-line basis over the lease terms. For the years ended December 31, 2021, 2020, and 2019, such operating lease expense amounted to $3,715, $10,012, and $17,045, respectively.

For the years ended December 31, 2021, 2020, and 2019, total operating lease expense amounted to $117,686, $116,532, and $184,802, respectively.

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

Underwriter Warrants

Pursuant to the IPO Agreement (defined below), the Company agreed to grant the underwriter of its IPO, Network 1 Financial Securities, Inc., underwriter warrants equal to 10% of the total number of the Company’s ordinary shares being sold in the IPO, at the closing of the IPO. The underwriter’s warrants were non-exercisable for six months after the closing of the offering and will expire five years after the effective date of the registration statement. The underwriter’s warrants are exercisable at a price equal to 125% of $5, the public offering price in the IPO. The underwriter’s warrants are not redeemable. The underwriter’s warrants provide for cashless exercise and contain provisions for on demand registration of the sale of the underlying ordinary shares at the Company’s expense and unlimited “piggyback” registration rights for a period of five years after the closing of the IPO at the Company’s expense. The Company sold 1,241,459 and 19,361 ordinary shares at the closings of its IPO on December 26, 2018, and January 4, 2019, respectively. A total of 126,082 underwriter’s warrants were issued on January 4, 2019. The Underwriter’s warrants were valued at $1.51 per warrant using Black-Scholes Model. A risk-free rate of 4.35% per annum and volatility of 35% were used in the Black-Scholes Model calculation. The total value of underwriter warrants amounted to $190,384. The underwriter warrants were classified as equity and credit to the additional paid-in capital-underwriter cost account, which was offset by the same amount recorded as additional paid-in capital-underwriter cost.

NOTE 10 - NONCONTROLLING INTEREST

Noncontrolling interest are classified as a separate line item in the equity section and disclosures in the Group’s consolidated financial statements have distinguished the interest of the Group from the interest of the noncontrolling interest holder. Prior to 2021, noncontrolling interest represented Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd. 49% ownership interests owned by an unrelated third party. Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd. was dissolved in 2021 and deconsolidated from the consolidated financial statements ended December 31, 2021. Noncontrolling interest in 2021 represented Mansions Estate’s 49% ownership interests owned by other two unrelated parties. Mansions Estate commenced its business in the UK from August 2021.

Amount
Noncontrolling interest on December 31, 2019	$(178,806)
Net loss attributable to noncontrolling interest - 2020	(4,146)
Foreign currency translation adjustment attributable to noncontrolling interest	9,132
Noncontrolling interest on December 31, 2020	$(173,820)
Deconsolidated noncontrolling interest in 2021	173,820
Net loss attributable to noncontrolling interest - 2021	(7,048)
Foreign currency translation adjustment attributable to noncontrolling interest	143
Noncontrolling interest on December 31, 2021	$(6,905)

NOTE 11 - STATUTORY RESERVE

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC at each year-end). The statutory surplus reserve fund is non-discretionary other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of shares currently held by them, provided that the remaining statutory surplus reserve balance after such issuance is not less than 25% of the registered capital before the conversion.

The statutory reserve of Mingda Tianjin amounted to $327,140 as of December 31, 2021 and 2020, respectively.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Country Risk

As the Group’s principal operations are currently conducted in the PRC, it is subject to considerations and risks not typically associated with companies in North America and Western Europe. These risks include, among others, risks associated with the political, economic, and legal environments and foreign currency exchange limitations encountered in the PRC. The Group’s results of operations may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, among other things.

In addition, all of the Group’s transactions in the PRC are denominated in RMB, which must be converted into other currencies before remittance from the PRC. Both conversion of RMB into foreign currencies and remittance of foreign currencies abroad subject to the regulations of foreign currency governed by the PRC regulatory agents.

Service Contract

On December 25, 2019, the Company signed a one-year Investor Relations Agreement (“IR Agreement II”) with Weitian Group LLC. (“Weitian”). Pursuant to the IR Agreement II, Weitian will act as an investor counsel and provide related services to MDJM from January 1, 2020, to December 31, 2020. IR Agreement II shall be automatically renewed for consecutive twelve-month terms unless it is terminated or replaced with another agreement. As a consideration, the Company will pay $4,000 per month to Weitian. Either party may terminate the IR Agreement II by providing a written notice ten days before the date of termination.

Legal Proceeding

Except for the following disclosure, we are currently not a party to any litigation of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows or financial condition.

The operating entities will file a civil complaint in local district’s court if there is a dispute on accounts receivable with customers. Historically, the operating entities have won the civil complaint and received the amounts awarded by court. During 2021, 10 such complaint cases were closed and the operating entities collected approximately $1.07 million from customers. As of December 31, 2021, one case was still ongoing.

NOTE 13 – RELATED PARTY TRANSACTIONS

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

NOTE 14 – SUBSEQUENT EVENTS

On January 14, 2022, Mingda Jiahe Development Investment Co., Ltd (“MD Japan”) was incorporated pursuant to Japanese laws. MDJM holds 100% of the equity interest in MD Japan. As of the date of this report, MD Japan has not generated any revenue.

On February 15, 2022, MD Lokal Global GmbH (“MD German”) was incorporated pursuant to German laws. MDJM holds 100% of the equity interest in MD German. As of the date of this report, MD German has not generated any revenue.

On March 18, 2022, the Chengdu Branch Office of Mingda Tianjin filed a civil complaint in the People's Court of Dujiangyan City, Sichuan Province, alleging breach of contract and unpaid service fee against Chengdu TEDA New City. The total amount claimed is $552,282 (RMB3,508,315.12 translated at December 31, 2021 exchange rate). The case is still pending filing at the court.

On February 17, 2022, Mingda Tianjin filed a civil complaint in Gusu District Court of Suzhou City, Jiangsu Province, alleging unpaid service fee and breach of contract against Tianfang (Suzhou) Real Estate Co., Ltd. The claimed amount is the unpaid base of $45,926 (RMB291,742.17 translated at December 31, 2021 exchange rate), plus a 0.1‰ per day breaching late fee. The case is still under review by the Gusu District People's Court in Suzhou.

NOTE 15 – RESTRICTED NET ASSETS OR PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

As of December 31, 2021, the Company’s major operations are conducted through its PRC subsidiary and VIE, which can only pay dividends out of their retained earnings determined in accordance with the accounting standards and regulations in the PRC and after they have met the PRC requirements for appropriation to statutory reserve. In addition, a majority of the Company’s businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents, and signed contracts. These currency exchange control procedures imposed by the PRC government authorities may restrict the ability of the Company’s PRC subsidiary to transfer their net assets to MDJM LTD (the “Parent Company”) through loans, advances, or cash dividends.

Schedule I of Article 5-04 of Regulation S-X requires the condensed financial information of the Parent Company to be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of this test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of its consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the Parent Company in the form of loans, advances or cash dividends without the consent of a third party. The restricted net assets of the Company’s PRC subsidiary amounted to approximately $2,993,761 and $5,008,022 as of December 31, 2021 and 2020, respectively.

The Company’s PRC subsidiary’ net assets as of December 31, 2021 and 2020 exceeded 25% of the Company’s consolidated net assets. Accordingly, Parent Company’s condensed financial statements have been prepared in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X and are as follows.

	2021	2020
Assets
Cash	$1,743,412	$4,976,511
Prepaid expense	3,881	2,258
Current Assets	1,747,293	4,978,769

Due from subsidiaries - outside of PRC	3,171,035	—
Investment is subsidiaries - in PRC	2,932,508	5,140,775
Total Assets	$7,850,836	$10,119,544

Liabilities and Equity
Current liabilities	$—	$—
Due to subsidiaries	886,515	830,236
Total Liabilities	886,515	830,236

Ordinary shares: 50,000,000 shares authorized, par value: $0.001 per share, 11,675,216 and 11,675,216 shares issued and outstanding as of December 31, 2021 and 2020, respectively	11,675	11,675
Additional paid in capital	6,845,394	6,845,394
Statutory reserve	327,140	327,140
Retained earnings (deficit)	(282,791)	2,142,657
Accumulated other comprehensive loss	62,903	(37,558)
Total MDJM Ltd stockholders’ equity	6,964,321	9,289,308
Total Liabilities and Equity	$7,850,836	$10,119,544

MDJM LTD

CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)

For the Years Ended December 31,

	2021	2020	2019

Revenue	$—	$—	$—
Share of profit (loss) in subsidiaries	(2,245,718)	258,039	453,106
Other general and administrative expenses	(123,572)	(73,421)	(101,948)
Income (Loss) from Operations	(2,369,290)	184,618	351,158
Interest income	6,852	55,125	26,719
Net Income (Loss)	(2,362,438)	239,743	377,877
Other comprehensive income (loss):
Foreign currency translation adjustments	100,461	242,787	(50,758)
Comprehensive Income (Loss)	$(2,261,977)	$482,530	$327,119

MDJM LIMITED

STATEMENTS OF CASH FLOWS (UNAUDITED)

For the Year Ended December 31,

	2021	2020	2019
Net cash used in operating activities	$(118,343)	$(19,572)	$(76,211)
Net cash (used in) provided by investing activities	(3,114,756)	(110,498)	(624,440)
Net cash provided by financing activities	—	110,747	70,406
Net (decrease) increase in cash and cash equivalents	(3,233,099)	(19,323)	(630,245)
Cash and cash equivalents - beginning of the period	4,976,511	4,995,834	5,626,079
Cash and cash equivalents - end of the period	$1,743,412	$4,976,511	$4,995,834

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