Form 20-F
period 2022-12-31
MDJM LTD
filed 2023-04-24
CIK 1741534

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Fernie Castle, Letham

Cupar, Fife, KY15 7RU

United Kingdom

+ 44-01337 829 349

(Address of principal executive offices)

Siping Xu, Chief Executive Officer

Telephone: + 44-01337 829 349

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

An aggregate of 11,675,216 Ordinary Shares, par value $0.001 per share, as of December 31, 2022.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

“We,” “us,” “our,” and the “Company” are to MDJM LTD (“MDJM”), a Cayman Islands company. Unless the context otherwise requires, in this annual report on Form 20-F references to:

●	“China” or the “PRC” are to the People’s Republic of China;
●	“Exchange Act” are to the Securities Exchange Act of 1934;
●	“fiscal year” are to the period from January 1 to December 31 of the year;
●	“Mansions” are to Mansions Catering and Hotel LTD, a United Kingdom company, in which MD UK (defined below) holds 100% of the equity interests;
●	“MD German” are to our wholly owned subsidiary, MD Lokal Global GmbH, a German company;
●	“MD Japan” are to our wholly owned subsidiary, Mingda Jiahe Development Investment Co., Ltd, a Japanese company;
●	“MDJH Hong Kong” are to our wholly owned subsidiary, MDJCC Limited, a Hong Kong corporation;
●	“MD UK” are to our wholly owned subsidiary, MD Local Global Limited, a United Kingdom company;
●	“Mingda Tianjin” or the “VIE” are to Mingdajiahe (Tianjin) Co., Ltd., a company organized under the laws of the PRC, the financial results of which we consolidated for accounting purposes, and Mingda Tianjin is controlled by Mr. Siping Xu, our chief executive officer and majority shareholder;
●	“Mingda Tianjin Shareholders” are to Siping Xu, Yang Li, Xia Ding, Qiang Ma, Liang Zhang, Meina Guo, Zhenyuan Huang, Mengnan Wang, Jie Zhang, and Lei Cai, collectively holding 100% of the equity interests in Mingda Tianjin;
●	“Ordinary Shares” are to the ordinary shares of MDJM, par value $0.001 per share;
●	“PRC operating entities” are to our PRC subsidiary and the VIE and its subsidiaries;
●	“primary real estate market” are to the market for newly constructed and completed residential and commercial real properties, “primary real estate agency services” are to agency services provided for the primary real estate market, “secondary real estate market” are to the market for all residential and commercial real properties other than those for sale in the primary real estate market, and “secondary real estate brokerage services” are to brokerage services provided for the secondary real estate market;
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002;
●	“Securities Act” are to the Securities Act of 1933, as amended;
●	“Securities Exchange Commission,” “SEC,” “Commission,” or similar terms are to the U.S. Securities Exchange Commission;
●	“UK” are to the United Kingdom;
●	“US$,” “$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;
●	“U.S. GAAP” are to generally accepted accounting principles in the United States;
●	“VIE” are to variable interest entity;
●	“WFOE” are to Beijing Mingda Jiahe Technology Development Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by MDJH Hong Kong;

●	“Xishe” are to Xishe (Tianjin) Business Management Co., Ltd., a limited liability company organized under the laws of the PRC, which was wholly owned by Mingda Tianjin. Xishe was dissolved in September 2021;
●	“Xishe Media” are to Xishe (Tianjin) Culture and Media Co., Ltd., a limited liability company organized under the laws of the PRC, which was wholly owned by Xishe. Xishe Media was dissolved in August 2021; and
●	“Xishe Xianglin” are to Xishe Xianglin (Tianjin) Business Operations & Management Co., Ltd., a limited liability company organized under the laws of the PRC, which was controlled by Xishe, which held 51% equity ownership, and Zhongcai Nongchuang (Beijing) Technology Co., Ltd., an unrelated third party to us, which held 49% equity interest. Xishe Xianglin was dissolved in August 2021.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2022, 2021, and 2020. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars and pound sterling (“GBP”) to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain Renminbi and GBP amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

US$ Exchange Rate	December 31,
1 US$= RMB	2022	2021	2020
At the end of the year - RMB	6.8987	6.3524	6.5378
Average rate for the year - RMB	6.7347	6.4491	6.9003

1 US$=GBP
At the end of the year - GBP	0.8315	0.7419
Average rate for the year - GBP	0.8121	0.7327

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

We are a holding company incorporated in the Cayman Islands and not a Chinese operating company. As a holding company with no material operations of our own, we conduct our operations through our subsidiaries in the UK and the VIE and its subsidiaries in China. For accounting purposes, we control and receive the economic benefits of the VIE and its subsidiaries through certain contractual arrangements (the “VIE Agreements”), which enables us to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under U.S. GAAP, and the structure involves unique risks to investors. Our securities are securities of MDJM, the offshore holding company in the Cayman Islands, instead of securities of the VIE or its subsidiaries in China. The VIE structure provides contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. For a description of the VIE Agreements, see “— The VIE Agreements.” As a result of our use of the VIE structure, you may never hold equity interests in the VIE or its subsidiaries.

The following diagram illustrates our corporate structure as of the date of this annual report:

(1)	Represents 10,200,000 Ordinary Shares held by our CEO and chairman of the board of directors, Mr. Siping Xu, through MDJH LTD, which is 100% owned by Mr. Xu;
(2)	Represents an aggregate of 180,309 Ordinary Shares held by 12 shareholders of MDJM, each one of which holds less than 5% of our equity interests, as of the date of this annual report; and
(3)	The Mingda Tianjin Shareholders collectively hold 100% of the equity interests in Mingda Tianjin.

Investors are purchasing securities of the holding company, MDJM, instead of securities of our operating entities. Our operations are conducted through MD UK, Mansions, and Mingda Tianjin.

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

The Exclusive Business Cooperation Agreement shall remain in effect for 10 years, unless it is terminated by WFOE with 30-day prior notice. Mingda Tianjin does not have the right to terminate that agreement unilaterally. WFOE may unilaterally extend the term of that agreement with prior written notice.

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

The purposes of the Share Pledge Agreement are to (1) guarantee the performance of Mingda Tianjin’s obligations under the Exclusive Business Cooperation Agreement, (2) make sure the Mingda Tianjin Shareholders do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice WFOE’s interests without WFOE’s prior written consent, and (3) provide WFOE control over Mingda Tianjin. In the event Mingda Tianjin breaches its contractual obligations under the Exclusive Business Cooperation Agreement, WFOE will be entitled to foreclose on the Mingda Tianjin Shareholders’ equity interests in Mingda Tianjin and may (1) exercise its option to purchase or designate third parties to purchase part or all of their equity interests in Mingda Tianjin and in this situation, WFOE may terminate the VIE Agreements after acquisition of all equity interests in Mingda Tianjin or form a new VIE structure with the third parties designated by WFOE; or (2) dispose the pledged equity interests and be paid in priority out of proceeds from the disposal in which case the VIE structure will be terminated.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the Mingda Tianjin Shareholders irrevocably granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Mingda Tianjin. The option price is equal to the capital paid in by the Mingda Tianjin Shareholders subject to any appraisal or restrictions required by applicable PRC laws and regulations. As of December 31, 2022, if WFOE exercised such option, the total option price that would be paid to all of the Mingda Tianjin Shareholders would be approximately $1,586,834, which is the aggregate registered capital of Mingda Tianjin. The option purchase price shall increase in case the Mingda Tianjin Shareholders make additional capital contributions to Mingda Tianjin.

Under the Exclusive Option Agreement, WFOE may at any time under any circumstances, purchase, or have its designated person purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders’ equity interests in Mingda Tianjin. The Exclusive Option Agreement, together with the Share Pledge Agreement, Exclusive Business Cooperation Agreement, and the Power of Attorney, enable WFOE to control and receive the economic benefits of Mingda

Tianjin’s business operation through the VIE Agreements, which enables us to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under U.S. GAAP. The agreement remains effective for a term of 10 years and may be renewed at WFOE’s election.

Powers of Attorney

Under each of the Powers of Attorney, the Mingda Tianjin Shareholders authorize WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the articles of association of Mingda Tianjin, including the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Mingda Tianjin.

The term of each of the Powers of Attorney is the same as the term of the Exclusive Option Agreement. The Powers of Attorney are irrevocable and continuously valid from the date of execution of the Powers of Attorney, so long as the Mingda Tianjin Shareholders are shareholders of Mingda Tianjin.

Risks Associated with Our Corporate Structure and the VIE Agreements

Because we do not hold equity interests in the VIE and its subsidiaries, we are subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations, including but not limited to, regulatory review of overseas listing of PRC companies through special purpose vehicles, and the validity and enforcement of the VIE Agreements among WFOE, Mingda Tianjin, and the Mingda Tianjin Shareholders. We are also subject to the risks and uncertainties about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations, and the value of our securities may depreciate significantly or become worthless. The VIE Agreements have not been tested in a court of law in China as of the date of this annual report.

The VIE Agreements may not be effective as direct ownership in providing operational control. For instance, Mingda Tianjin and the Mingda Tianjin Shareholders could breach their VIE Agreements with WFOE by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The Mingda Tianjin Shareholders may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the VIE Agreements with Mingda Tianjin. In the event that Mingda Tianjin or the Mingda Tianjin Shareholders fail to perform their respective obligations under the VIE Agreements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. In addition, even if legal actions are taken to enforce such arrangements, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Our contractual arrangements with Mingda Tianjin and its shareholders may not be effective in providing control over Mingda Tianjin” and “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Our contractual agreements with Mingda Tianjin are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.”

Risks Associated with Being Based in the PRC

We are subject to certain legal and operational risks associated with having a substantial part of our operations in China, which could cause the value of our securities to significantly decline or become worthless. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and as a result these risks may result in material changes in the operations of the VIE and its subsidiaries, significant depreciation or a complete loss of the value of our securities, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, we, our subsidiaries, and the VIE and its subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. As confirmed by our PRC counsel, Tianjin Shanchuan Law Firm, we are not subject to cybersecurity review with the Cyberspace Administration of China, or the CAC, under the Cybersecurity Review Measures that became effective on February 15, 2022, since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures; we are also not subject to network data security review by the CAC if the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”) are enacted as proposed, since we currently do not have over one million users’ personal information and do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Security Administration Draft. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.”

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the “Trial Measures,” and five supporting guidelines, which came into effect on March 31, 2023. As advised by our PRC counsel, Tianjin Shanchuan Law Firm, Mingda Tianjin falls under the category of existing enterprises that have completed their overseas listings before the effective date of the Trial Measures (namely, March 31, 2023). Therefore, the Company is not immediately required to file for compliance. However, in the event that the Company intends to undertake new offerings or fundraising activities in the future, it should ensure compliance with the relevant regulations and file for compliance accordingly. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—The Opinions, the Trial Measures, and the revised Provisions recently issued by PRC authorities may subject us to additional compliance requirements in the future.” Other than the foregoing, as of the date of this report, according to our PRC counsel, Tianjin Shanchuan Law Firm, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC or any other PRC governmental authorities for our overseas listing. As of the date of this annual report, we, our subsidiaries, and the VIE and its subsidiaries have not received any inquiry, notice, warning, or sanctions regarding our overseas listing from the CSRC or any other PRC governmental authorities. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries and the VIE, our ability to accept foreign investments, and our listing on a U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations, or implement rules that require us, our subsidiaries, or the VIE to obtain regulatory approval from Chinese authorities for listing in the U.S.

In addition, our Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditor for three consecutive years beginning in 2021. Our auditor, RBSM LLP, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares and trading in our Ordinary Shares could be prohibited. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.”

Permissions Required from PRC Authorities

The VIE is not operating in an industry that prohibits or limits foreign investment. As a result, as advised by our PRC counsel, Tianjin Shanchuan Law Firm, other than those requisite for a domestic company in China to engage in the businesses similar to those of the VIE, our Company, our subsidiaries, or the VIE is not required to obtain any permission from Chinese authorities, including the CSRC, the CAC, or any other governmental agency that is required to approve the operations of the VIE. However, if our Company, our subsidiaries, or the VIE does not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend the VIE’s relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in the operations of the VIE, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

As of the date of this annual report, the VIE has received from PRC authorities all requisite licenses, permissions, or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. Such licenses and permissions include the Business License and Registration Certificate of Tianjin Real Estate Brokerage Agency. The following table provides details on the licenses and permissions held by the VIE.

Company	License/Permission	Issuing Authority	Validity
Mingdajiahe (Tianjin) Co., Ltd.	Business License	Tianjin Market Supervision and Administration Commission	Long-term
	Registration Certificate of Tianjin Real Estate Brokerage Agency	Tianjin Heping District Housing and Construction Commission	Long-term

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing applications. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or “the CSRC Notice,” the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their indirect overseas offering and listing prior to March 31, 2023 but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their indirect overseas offering and listing within such six-month period are deemed as Existing Issuers and are not required to file with the CSRC for their indirect overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their indirect overseas issuance and listing, they shall complete the filing procedures with the CSRC.

As advised by our PRC counsel, Tianjin Shanchuan Law Firm, Mingda Tianjin falls under the category of Existing Issuers. Therefore, the Company is not immediately required to file for compliance. However, in the event that the Company intends to undertake new offerings or fundraising activities in the future, it should ensure compliance with the relevant regulations and file for compliance accordingly.

On February 24, 2023, the CSRC, together with the MOF, the National Administration of State Secrets Protection and the National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC and the National Administration of State Secrets Protection and the National Archives Administration of China in 2009, or the “Provisions.” The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company, our subsidiaries, or the VIE to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters such as cross-border investigation, data privacy, and enforcement of legal claims. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—The Opinions, the Trial Measures, and the revised Provisions recently issued by PRC authorities may subject us to additional compliance requirements in the future.”

Except as described above, we are currently not required to obtain permission from any of the PRC authorities to operate and issue our securities to foreign investors. In addition, we, our subsidiaries, and Mingda Tianjin and its subsidiaries are not required to obtain permission or approval relating to our securities from the PRC authorities, including the CSRC or the CAC, for our subsidiaries or Mingda Tianjin’s operations, nor have we or our subsidiaries or Mingda Tianjin received any denial for our subsidiaries or Mingda Tianjin’s operations with respect to our offerings. Recently, however, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies, cybersecurity, data privacy protection requirements, and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of different interpretation and enforcement of the rules and regulations in the PRC adverse to us, which may take place quickly with little advance notice. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.”

Asset Transfers Between Our Company, Our Subsidiaries, and the VIE

As of the date of this annual report, our Company, our subsidiaries, and the VIE have not distributed any earnings or settled any amounts owed under the VIE Agreements. Our Company, our subsidiaries, and the VIE do not have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future.

MDJM transferred $1,480,000 and $3,100,000 into the account of MD UK in 2022 and 2021, respectively, as an investment; in addition, MDJM paid a net amount of $103,794 and $14,757 on behalf of subsidiaries in 2022 and 2021, respectively, which consisted of attorney fees in connection with the establishment of new business, and other business related expenses. There were no other assets transferred between MDJM, its subsidiaries, and the VIE during the fiscal years ended December 31, 2022, 2021, and 2020.

Dividends or Distributions Made to Our Company and U.S. Investors and Tax Consequences

As of the date of this annual report, none of our subsidiaries nor the VIE have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the passive foreign investment company rules, the gross amount of distributions we make to investors with respect to our Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, MDJH Hong Kong, and our UK subsidiary, MD UK. MDJH Hong Kong will rely on payments made from Mingda Tianjin to WFOE, pursuant to the VIE Agreements, and the distribution of such payments to MDJH Hong Kong; MD UK will rely on payments from its subsidiary Mansions. According to the PRC Enterprise Income Tax Law, such payments from subsidiaries to parent companies in China are subject to the PRC enterprise income tax at a rate of 25%. In addition, if Mingda Tianjin or its subsidiaries or branch offices incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Current PRC regulations permit WFOE to pay dividends to MDJH Hong Kong only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our operating entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our operating entities in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenue from our operations through the VIE Agreements, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong resident enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong resident enterprise must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong resident enterprise must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by WFOE to its immediate holding company, MDJH Hong Kong. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. MDJH Hong Kong intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to MDJH Hong Kong. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies, without prior approval of State Administration of Foreign Exchange (“SAFE”), by complying with certain procedural requirements. Specifically, without prior approval of SAFE, cash generated from the operations in the PRC may be used to pay dividends to our Company. As of the date of this annual report, WFOE has conducted the foreign exchange registration related to our Company under the existing PRC foreign exchange regulations, which enables WFOE to legally distribute its earnings to our Company.

Our Company’s ability to settle amounts owed under the VIE Agreements relies upon payments made from the VIE to WFOE in accordance with the VIE Agreements. For services rendered to the VIE by WFOE under the Exclusive Business Cooperation Agreement, WFOE is entitled to collect a service fee from the VIE. Pursuant to the Exclusive Option Agreement, WFOE may at any time and under any circumstances purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC laws. For restrictions and limitations on our ability to settle amounts owed under the VIE Agreements, please see “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Our contractual arrangements with Mingda Tianjin and its shareholders may not be effective in providing control over Mingda Tianjin” and “—D. Risk Factors—Risks Relating to Doing Business in the PRC—If the PRC government determines that the VIE Agreements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIE, and our Ordinary Shares may decline in value or become worthless.”

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to our Business and Industry

The PRC operating entities’ business is susceptible to fluctuations in the real estate market of China.

The PRC operating entities conduct their real estate services business primarily in China. The PRC operating entities’ business depends substantially on the conditions of the PRC real estate market. Demand for private residential real estate in China has grown rapidly in the recent decade, but such growth is often coupled with volatility in market conditions and fluctuations in real estate prices. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political, and other factors, such as the COVID-19 pandemic. Over the years, governments at both national and local levels have announced and implemented various policies and measures aimed to regulate the real estate markets, in some cases to stimulate further development and more purchase of residential real estate units and in other cases to restrict these activities from growing too rapidly. These measures can affect real estate buyers’ eligibility to purchase additional units, their down payment requirements and financing, as well as availability of land to developers and their ability to obtain financing. These measures have affected and may continue to affect the conditions of the China’s real estate market and cause fluctuations in real estate pricing and transaction volume. See “—The PRC operating entities’ business may be materially and adversely affected by government measures aimed at China’s real estate industry.” Furthermore, there may be situations in which China’s real estate industry is so active that real estate developers see a reduced need for marketing initiatives and reduce their spending on such initiatives, which could potentially adversely affect the PRC operating entities’ result of operations. To the extent fluctuations in the real estate market adversely affect real estate transaction volumes or prices, the PRC operating entities’ financial condition and results of operations may be materially and adversely affected.

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

On January 21, 2021, the Shanghai Housing and Construction Commission issued the Opinions on Promoting the Stable and Healthy Development of the City’s Real Estate Market, specifying that the housing purchase restriction policy will be strictly enforced, and in case of a divorce, the number of housing units owned by either party will be calculated according to the total number of housing units owned by the family before the divorce if the couple purchases commercial housing within three years from the date of divorce. On August 4, 2021, the Beijing Municipal Housing and Construction Commission issued the Announcement on Further Improving the Purchase Restriction Policy for Commercial Housing, which clearly stated that in case of a divorce, and the number of housing units owned by the original family before the divorce does not meet the requirements of the city’s purchase restriction policy for commercial housing, either party shall not purchase commercial housing in the city within three years from the date of divorce.

On March 22, 2021, the Chengdu Leading Group Office for Real Estate Market Steady Healthy Development issued the Notice on Further Promoting the Stable and Healthy Development of the Real Estate Market, which included foreclosed houses and commodity housing projects under construction acquired through judicial auctions and equity transfers in the management of restricted sales. On August 5, 2021, the Chengdu Leading Group Office issued the Notice on Matters Related to Strengthening the Management of Gifts and Optimizing the Review of Qualifications for Home Purchase in Consequential Position, which strictly identified gifts of housing to the purchase behavior restriction criteria. On December 17, 2021, the Supreme People’s Court issued the Regulations on Certain Issues Concerning the Qualification of Bidders for Judicial Auction of Real Estate by the People’s Courts, which, among other things, required that the People’s Courts not permit a bidder to participate in a judicial auction of property organized by the People’s Court, if the bidder is subject to the restrictive purchase policy of the location of the property. This provision has been implemented since January 1, 2022. On March 3, 2021, the Shanghai Housing Authority issued the Notice on Further Strengthening the Management of the City’s Real Estate Market to enforce housing sales restrictions. On May 27, 2021, Suzhou City held a special meeting on real estate control and rental housing construction, emphasizing the need to focus on increasing the intensity of real estate market regulation and control, making every effort to do a good job of policy regulation and control, and continuing to strictly implement the purchase restriction, price restriction, loan restriction, and sales restriction measures that have been introduced in Suzhou City. On July 13, 2021 the Housing and Construction Commission and other eight departments issued the Notice on the Continuous Rectification and Standardization of the Real Estate Market Order to strength the real estate market order rectification efforts.

At present, governments nationwide are still strengthening their efforts to regulate the real estate market. Beijing and Shanghai have imposed restrictions on the purchase of housing within three years after a couple’s divorce, and an individual’s eligibility for housing purchase restrictions will be calculated based on the total number of housing units in the family before the divorce. Since Chengdu City included foreclosed houses and under-construction commercial housing projects acquired through judicial auctions and equity transfers in the management of restricted sales, the Supreme People’s Court also issued relevant laws to include foreclosed houses in the scope of restricted purchases. Chengdu City also strictly identified the criteria for the purchase restriction of gifted housing. In general, while continuing to strictly enforce the existing purchase restriction policies across the country, the scope of sale restriction is still being expanded and eligibility restrictions for home purchase increased, showing an overall tendency of contraction.

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

The COVID-19 pandemic caused business disruptions beginning in January 2020, including the closure of the majority of businesses in mainland China. Because of the quarantines and travel restrictions mandated by the Chinese government, from the end of January to mid-March of 2020, many real estate projects the PRC operating entities were promoting and selling were suspended, which adversely impacted their business during that period. Starting from the end of March 2020, these real estate projects began to reopen. Although the PRC operating entities were able to resume their normal operation since April 2020, the COVID-19 pandemic materially adversely affected their business operations and financial results for 2020 and 2021, including material negative impacts on their revenue, slower collection of accounts receivables, and additional allowance for doubtful accounts. Between March and December 2022, many cities in China employed strict lock-down policies in response to resurgences of the COVID-19 pandemic and consumer demand declined in China, which, together with constant regulation of the real estate market by the central and local governments, negatively impacted both the supply and demand for real estate, causing the real estate market in China to decline in 2022. As a result, our revenue decreased by 90% during the year ended December 31, 2022, as compared with the same period in 2021. The general impact of the pandemic on the Chinese economy implicates potential larger-scale effects on the PRC operating entities’ industry and business. To mitigate the adverse impacts of the COVID-19 pandemic and the decline in consumer demand in China, the PRC operating entities have been reducing their operations in China since 2021 and we have expanded into the European markets by establishing subsidiaries in the UK and Germany and acquiring Fernie Castle and the Robin Hill Property (defined below). See “Item 4. Information on the Company—B. Business Overview—Overview—Recent Development.” However, because of the significant uncertainties surrounding the future development of the COVID-19 pandemic, we cannot reasonably estimate the full extent of the business disruption and the related financial impact at this time. The pandemic and lockdowns constitute known events and uncertainties that would cause our reported financial information not to be necessarily indicative of future operating results or of future financial condition.

Failure to maintain or enhance the PRC operating entities’ brands or image could have a material and adverse effect on their business and results of operations.

We believe the “Mingda Jiahe” brand is associated with a well-recognized, integrated real estate services company in the local markets that it operates, with consistent high-quality services among real estate developers and other real estate market players, such as design institutes, transportation bureaus, and infrastructure bureaus in China. The brand is integral to the PRC operating entities’ sales and marketing efforts. The PRC operating entities’ continued success in maintaining and enhancing their brand and image depends to a large extent on their ability to satisfy customer needs by further developing and maintaining quality of services across their operations, as well as their ability to respond to competitive pressures. If the PRC operating entities are unable to satisfy customer needs or if their public image or reputation were otherwise diminished, the business transactions with their customers may decline, which could in turn adversely affect their results of operations.

There is no guarantee that the PRC operating entities will be able to win bids from real estate developers at a similar rate as they did in 2022, 2021, and 2020, if they are unable to maintain similar bid-winning rates as they presently do, their results of operations and prospects may be materially and adversely affected.

A substantial part of the PRC operating entities’ revenue comes from their primary real estate agency services. Their ability to generate revenue from their primary real estate agency services depends on winning bids from real estate developers. In 2022, 2021, and 2020, they were able to win 0%, 50%, and 50% of the total bids they submitted, respectively. The PRC operating entities’ bid-winning rate in turn, depends on various factors such as the capability of their competitors, their ability to continue to deliver high-quality bidding plans. Additionally, the availability of bids also depends on the general economic environment and the general growth of the PRC real estate market. Although the PRC operating entities have been able to maintain a healthy ratio of winning bids, there can be no assurance that they will be able to continue with the current success rate. As such, if they are unable to maintain or improve their bid-winning rates, their results of operations and prospects may be materially and adversely affected.

There is no guarantee that the PRC operating entities will be able to maintain their sales performance as they did in 2022, 2021, and 2020. In the event that their sales performance declines due to factors outside of our control or due to the deterioration of their performance, our results of operations and prospects may be materially and adversely affected.

A substantial part of our revenue comes from the PRC operating entities’ primary real estate agency services. They generate revenue through commissions paid by their real estate developer clients. The commission payment plans depend on the total number of units for sale and the percentage of units the PRC operating entities are able to sell. Their commission rate may be a fixed rate where, regardless of how many units they sell, they are paid at the same rate, or a progressive rate, where their commission rate varies with the number of units they are able to sell in a stated period. In 2022, 2021, and 2020, the PRC operating entities were able to achieve an average commission rate of 0.5%, 0.72%, and 1.01% in their sales performance, respectively. Moreover, their sales performance depends on various factors, some of which are outside of their or our control, such as the appetite of prospective buyers for the specific real estate projects they are promoting and selling, general economic environment, and PRC government’s restrictive policies on real estate. The PRC operating entities’ sales performance will also decline if they fail to execute their selling and marketing plans effectively, which may materially and adversely affect their, and consequentially our, results of operations and prospects.

The PRC operating entities plan to reduce their scale of operations and to decrease their on-going programs, and, their, and consequently our, results of operations or profitability could be adversely affected.

Our revenue generated through the PRC operating entities for the year ended December 31, 2021, was $4,446,764, a decrease of $1,421,961, or 24%, from $5,868,725 in the same period of 2020. The decrease of the revenue for 2021 was primarily due to the negative impact of the COVID-19 pandemic and real estate market-related policies adopted by the Chinese government. From 2021, the scope of property purchase restrictions was further expanded. In Beijing and Shanghai, the purchase of housing within three years after divorce is restricted, and the eligibility of individuals for housing purchase restriction will be calculated based on the total number of housing units in the family before divorce. On March 22, 2021, Chengdu included foreclosed houses and commodity housing projects under construction acquired through judicial auctions and equity transfer into the management of sale restriction, and then the Supreme People’s Court also issued relevant laws to include foreclosed houses into the scope of purchase restriction. In addition, the application and use conditions of home purchase loans and housing fund is under strict control to drive down property transactions.

Our revenue generated through the PRC operating entities for the year ended December 31, 2022, was $434,371, a decrease of $4,012,393, or 90%, from $4,446,764 in the same period of 2021. The decrease of revenue for 2022 was primarily due to the negative impact of the COVID-19 pandemic, the real estate market-related policy adjustments by the PRC government, and our adjustment of strategies to downscale the PRC operating entities. In 2021, the Chinese real estate market shrunk because of the COVID-19 pandemic and real estate market-related policy adjustments by the PRC government. Expecting this trend to continue to unfold, our board of directors adjusted our growth strategies to reduce the scale of operations of the PRC operating entities and shift our focus onto developing the overseas operations that currently are propelled by our UK, Japanese, and German subsidiaries. The PRC operating entities reduced the existing real estate agency programs and decreased the size of their sales team on relevant projects in 2021, and further downscaled their operations in 2022.

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

While the PRC operating entities are one of the largest real estate agency companies in Tianjin, their relative competitive position varies significantly by service type and there is no guarantee that they are able to achieve or maintain a leading position. They may not be able to continue competing effectively, maintain their current fee arrangements or margin levels, or ensure that they will not encounter increased competition.

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

We generate a substantial part of our total revenue through the PRC operating entities from services provided to real estate developers. Revenue from their services to real estate developers typically are generated on a project-by-project basis. Each project may have several phases that in the aggregate, last for more than five years. Developers must first obtain sales permits and the timing of obtaining sales permits varies from project to project and is subject to uncertain and potentially lengthy delays as developers need to obtain a series of other permits and approvals related to the development before obtaining the sales permit. Additionally, whether future phases of a project will be constructed depend on a variety of factors such as the macroeconomic circumstances and the real estate market circumstances, as well as the sales performance of existing phases of a project. As such, there is no guarantee how much service revenue the PRC operating entities may generate from each of their developer clients.

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

On February 1, 2016, the PBOC and the CBRC jointly issued a notice which provides that in cities where restrictions on purchases of residential property are not being implemented, the minimum down payment ratio for a personal housing commercial loan obtained by a household for purchasing its first ordinary residential property is, in principle, 25% of the property price, which can be adjusted down by 5% by local authorities. For existing residential property household owners who have not fully repaid previous loans and are further obtaining personal housing commercial loans to purchase an additional ordinary residential property for the purpose of improving living conditions, the minimum down payment ratio must be no less than 30% which is lower than the previous requirement of no less than 40%.

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

In October 2016, Suzhou increased the minimum down payment for first homeowners seeking a second home but have no outstanding real estate mortgages to 50%, and first home owners seeking a second home but have outstanding real estate mortgages to 80%, and additionally, suspended commercial mortgages to personal purchases of real estate property by owners of more than two residents.

Effective in December 2017, Yangzhou increased the waiting period of resale of residential property by one year to a total of three years, and suspended the sale of residential property to owners of three or more residential properties in Yangzhou.

In August 2018, Chengdu adjusted the minimum housing provident fund down payment ratio to 30% for first time home-owners; to 60% to 70% for first-home-owners, with mortgage terms capped at 25 years; and no provident fund mortgages will be provided to families that own at least two homes. In October 2016, Chengdu adjusted the commercial down payment ratio to 40% for first home-owners seeking to buy additional personal real estate properties.

After the State Council made the decisions and arrangements for the stable and healthy development of the real estate market, requiring the prevention of irregular flow of loans for business purposes into the real estate sector, the PBOC issued a notice on March 26, 2021, requiring real estate intermediaries not to provide advice and services for home buyers on financial products such as business loans. Shanghai also emphasized strict control of rental loan business. In addition to strictly restricting the use of loans, some provinces and cities have also restricted the application conditions and scope of application for housing provident fund loans. For example, the Tianjin Municipal Government has issued a policy stipulating that (i) if elevators are installed in an existing residence within the administrative area of Tianjin, the applicant can apply to use the housing provident fund; (ii) if the individual or its spouse has an outstanding individual housing provident fund loan in the city, the individual cannot use the housing provident fund; (iii) if the individual and its spouse rent two or more houses at the same time, they can only apply to use the housing provident fund for one of the houses; and (iv) starting from September 22, 2021, if an employee’s family purchases a second home in the city and applies for a personal housing provident fund loan, the loan interest rate will be 1.1 times the personal housing provident fund loan interest rate for the first home in the same period. In general, the application and use conditions of home loans and housing provident funds are strictly controlled across the country, and such policies have a certain negative impact on the real estate sales market.

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

During the year ended December 31, 2022, revenue from the PRC operating entities’ one major customer represented 79% of their total revenue. Revenue derived from services the PRC operating entities rendered to major clients (i.e., a client generating 10% or more of their revenue) for the years ended December 31, 2022, 2021, and 2020, accounted for approximately 79%, 67%, and 61%, respectively, of their total revenue. The PRC operating entities do not have cooperation agreements or other partnership agreements with their top clients. In the future, they cannot guarantee that they will be able to win bids for primary agent sales services with real estate developers of similar calibers who would provide them with similar revenue, or require their services at the same level, or the real estate developers may experience financial or other difficulties that prevent them from making timely delivery of their properties under development. Should these real estate developers terminate or substantially reduce their agency services contract with the PRC operating entities and the PRC operating entities fail to find alternative real estate developers to provide them with revenue-generating business, or if any of the real estate developers fail to make timely delivery of their properties under development, the PRC operating entities’ financial condition and results of operations may be materially and adversely affected.

We face long cycles to settle the PRC operating entities’ accounts receivable and customer deposits, which could materially and adversely affect our results of operations.

As part of the industry practice, many of the PRC operating entities’ developer clients elect to settle their commission and other service fees only upon the completion of the entire project or a phase of a project. The PRC operating entities’ working capital levels are therefore affected by the time lag between the time they actually make sales, bill their clients, and collect the funds owed to them. This also results in large accounts receivable balances. As of December 31, 2022 and 2021, the PRC operating entities’ accounts receivable balances, net of allowance for doubtful accounts, were $967,819 and $2,137,711, respectively. Some of the PRC operating entities’ developer clients require them to pay an upfront and refundable deposit as demonstration of their financial strength and commitment to provide high-quality service and refund such deposits subject to certain pre-determined criteria at a date specified in the agency contracts. As of December 31, 2022 and 2021, they had $0 and $0 of such deposit made to their clients, respectively.

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

The PRC operating entities’ real estate service professionals interact with their customers on a daily basis. They are critical to maintaining the quality and consistency of our services and our brand and reputation. It is important for the PRC operating entities to attract qualified managerial and other employees who have experience in real estate related services and are committed to their service approach. There may be a limited supply of qualified individuals in some of the cities in China where the PRC operating entities have operations. They must hire and train qualified managerial and other employees to maintain consistent quality of services across their operations in various geographic locations. They must also provide continuous training to their managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of the PRC operating entities’ operations and can meet their demand for high-quality services. If the PRC operating entities fail to do so, the quality of services may decrease in one or more of the markets where they operate, which in turn, may cause a negative perception of their brand and adversely affect their business.

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

Moreover, the VIE, Mingda Tianjin, its consolidated subsidiaries and consolidated branch offices, are required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide their current services. Specifically, Mingda Tianjin, and its Chengdu Branch Office, each engaged in providing primary real estate agency services, are either required to maintain applicable primary real estate brokerage licenses or submit for record filing with the relevant local regulatory authorities. These licenses are essential to the operation of the relevant business segments and are generally subject to review by the relevant governmental authorities. The VIE, and its consolidated subsidiaries and consolidated branch offices may also be required to obtain additional licenses.

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

The 14th Five-Year Plan for Employment Promotion issued by the State Council on August 27, 2021 emphasizes the necessity to improve the income level and rights protection for workers, to vigorously develop corporate and occupational pensions, and to standardize the development of third pillar (personal and commercial) pension insurance. It also promotes the extension of unemployment insurance and work injury insurance to cover all workers and the coordination of insurance fund management across provincial regions. Following the central government’s increasing attention to labor relations and employment, major cities like Beijing and Tianjin introduced the municipal versions of heightened labor protection and supervision regulations in 2021.

As the overall employment pressure in China is high and the workers’ rights and interests protection has become a hot topic, governments at all levels have emphasized the need to raise the level of workers’ income and worker’s rights and interests protection. Local governments have promulgated corresponding policies to regulate the labor contract system and strengthen the supervision of employers in detail. The central and local governments have also made it clear that they will strengthen employment supervision so as to protect the legitimate rights and interests of dispatched labors. It is expected that employers will continue to be under increasingly strict legal supervision.

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

If, in an extreme tail risk scenario, one or more members of the Eurozone defaults on their debt obligations or decides to leave the common currency, this would result in the reintroduction of one or more national currencies. Should a Eurozone country conclude it must exit the common currency, the resulting need to reintroduce a national currency and restate existing contractual obligations could have unpredictable financial, legal, political, and social consequences, leading not only to significant losses on sovereign debt but also on private debt in that country. Our German subsidiary MD German’s ability to plan for such a contingency in a manner that would reduce its exposure to non-material levels is likely to be limited. If the overall economic climate deteriorates as a result of Brexit or further departures from the Eurozone, MD German’s future business could be adversely affected, and it could incur substantial losses.

As our UK subsidiaries, MD UK and Mansions, commence operations in the UK, we may incur losses due to uncertainties of the economy, policies, and general circumstances in the UK.

Brexit may have adverse effects on our business, results of operations, or strategic plans. The UK Government concluded a Trade Cooperation Agreement (TCA) with the EU, which became provisionally applicable on January 1, 2021 and went into force permanently on May 1, 2021, following formal approval by both the UK and the EU. Brexit has led to ongoing political and economic uncertainty and periods of increased volatility in both the UK and in wider European markets for some time. Brexit’s long-term effects are still yet to be determined at this time and will depend on the effects of the implementation and application of the TCA and any other relevant agreements between the UK and EU. It remains possible that there will be increased regulatory and legal complexities, including those relating to tax, trade and employees.

Further uncertainty remains globally as a result of the COVID-19 pandemic, among other examples of wider circumstances of instability in the rest of the world, any of, which can affect government policies and decisions. Our UK subsidiaries, MD UK and Mansions, are exposed to risks of the changing policies in residential property management, real estate agencies, and hospitality and butler service businesses. Any policy limiting traveling and movement as a measure to control the COVID-19 pandemic by the UK and the local governments may cause substantial and detrimental effects to the industries and markets the UK subsidiaries operate in. As a result, MD UK and Mansions’ business, operating results, and financial condition may be materially and adversely affected.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect the PRC operating entities’ business and operating results, reduce demand for their services and weaken their competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations through the PRC operating entities may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activities in China, which may adversely affect the PRC operating entities’ business and operating results.

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

Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies, internal rules, and regulations (some of which are not published in a timely manner or at all) that may have retroactive effect and may change quickly with little advance notice. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Given the Chinese government’s significant oversight and discretion over the conduct of our business, the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.

The Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations at any time as the government deems appropriate to further regulatory, political and societal goals, which could result in a material change in our operations and/or the value of our securities.

The Chinese government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, if China adopts more stringent standards with respect to certain areas such as environmental protection or corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. Certain areas of the law, including intellectual property rights and confidentiality protections in China may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you.

Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiary or the VIE or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiary or the VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our subsidiaries and the VIE to operate in China may be impaired by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, foreign investment limitations, and other matters. The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our PRC subsidiary and the VIE’s compliance with such regulations or interpretations. As such, our PRC subsidiary and the VIE may be subject to various government and regulatory interference in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we believe our Company, our PRC subsidiary, and the VIE are currently not required to obtain permission from any Chinese authorities and have not received any notice of denial of permission to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, particularly in the event permission to list on U.S. exchanges may be later required, or withheld or rescinded once given.

Accordingly, government actions in the future, including any decision to intervene or influence the operations of our PRC subsidiary or the VIE at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiary or the VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On November 14, 2021, the CAC published the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

As of the date of this annual report, we have not received any notice from any authorities identifying our PRC subsidiary or the VIE as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. As confirmed by our PRC counsel, Tianjin Shanchuan Law Firm, neither the operations of our PRC subsidiary, nor of the VIE, nor our listing are expected to be affected, and that we will not be subject to cybersecurity review by the CAC under the Cybersecurity Review Measures, nor will any such entity be subject to the Security Administration Draft, if it is enacted as proposed, given that our PRC subsidiary and the VIE possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this annual report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our directors and officers that reside outside the United States based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are a company incorporated under the laws of the Cayman Islands, and we conduct most of our operations in China through the PRC operating entities, and almost all of the assets of the PRC operating entities are located in China. In addition, five out of our six directors and officers, namely Siping Xu, Mengnan Wang, Yang Li, Zhenlei Hu, and Weiguan, reside in the PRC; another director, Liding Sun, resides in the United States. All or a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon these five directors and officers, or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us, or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

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

The Opinions, the Trial Measures and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future.

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

According to the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their indirect overseas offering and listing prior to March 31, 2023 but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their indirect overseas offering and listing within such six-month period are deemed as Existing Issuers and are not required to file with the CSRC for their indirect overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their indirect overseas issuance and listing, they shall complete the filing procedures with the CSRC.

As advised by our PRC counsel, Tianjin Shanchuan Law Firm, Mingda Tianjin falls under the category of Existing Issuers. Therefore, the Company is not immediately required to file for compliance. However, in the event that the Company intends to undertake new offerings or fundraising activities in the future, it should ensure compliance with the relevant regulations and file for compliance accordingly.

On February 24, 2023, the CSRC, together with the MOF, the National Administration of State Secrets Protection and the National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC and the National Administration of State Secrets Protection and the National Archives Administration of China in 2009, or the “Provisions.” The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company, our subsidiaries, or the VIE to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.

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

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor. On October 4, 2021, the SEC approved Nasdaq’s revised proposal for the rule changes.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On December 18, 2020, the HFCA Act was signed into law.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions.

Our auditor, RBSM LLP, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to our offerings and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us since we are an emerging growth company and a substantial portion of our operations are conducted in China. Furthermore, if the PCAOB is unable to inspect our accounting firm in the future, the HFCA Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within three years, will prohibit trading in our securities, and, as a result, an exchange may determine to delist our securities and trading in our securities could be prohibited. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. In addition, delisting may cause a significant decrease in or a total loss of the value of our securities. Although a shareholder’s ownership of our Company may not decrease directly from delisting, the ownership may become worth much less, or, in some cases, lose its entire value.

On August 26, 2022, the China Securities Regulatory Commission, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

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

According to SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the PRC Enterprise Income Tax Law (the “EIT Law”), the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. If the non-resident enterprise, however, voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

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

Under the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the EIT Law that became effective in January 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances, and properties of an enterprise. In April 2009, the State Administration of Taxation, or the “SAT,” issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Actual Standards of Organizational Management, or “SAT Circular 82,” which was amended in December 2017. SAT Circular 82 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the Measures for the Administration of Enterprise Income Tax of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises (for Trial Implementation), or “SAT Bulletin 45,” which took effect in September 2011 and was amended in April 2015, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups, or by PRC or foreign individuals.

If we are deemed to be a PRC “resident enterprise,” we will be subject to the EIT on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from the existing PRC subsidiary and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses, and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise,” any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our Ordinary Shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our Ordinary Shares. Although up to the date of this report, we have not been notified or informed by the PRC tax authorities that we have been deemed to be a resident enterprise for the purpose of the EIT Law, we cannot assure you that we will not be deemed to be a resident enterprise in the future.

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

Even after our Hong Kong subsidiary obtains the Hong Kong tax resident certificate, it is required by applicable tax laws and regulations to file required forms and materials with relevant PRC tax authorities to prove that it can enjoy the 5% lower PRC withholding tax rate. MDJH Hong Kong intends to obtain the required materials and file with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received from MDJH Hong Kong.

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

Our PRC legal counsel has advised us, based on their understanding of the current PRC law, rules, and regulations, that the CSRC’s approval is not required for the listing and trading of our Ordinary Shares on the Nasdaq Capital Market, given that:

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

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. On the same day, the CSRC issued the CSRC Notice. Based on the aforementioned regulations, the CSRC has implemented a centralized filing management system to oversee the direct and indirect overseas listing activities of domestic enterprises. As such, companies operating under this system are not required to obtain prior approval from the CSRC.

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

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, most of our current revenue and net income are derived from Mingda Tianjin, and its subsidiaries and branch offices. We do not have an equity ownership interest in Mingda Tianjin but rely on the VIE Agreements entered into on April 28, 2018, with Mingda Tianjin to control and operate its business and the business of its subsidiaries and branch offices. However, these VIE Agreements may not be effective in providing us with the necessary control over Mingda Tianjin and its operations. Any deficiency in these VIE Agreements may result in our loss of control over the management and operations of Mingda Tianjin, which will result in a significant loss in the value of an investment in our company. Our Ordinary Shares are shares of our offshore holding company instead of shares of the PRC operating entities.

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

Because we conduct a substantial part of our business through Mingda Tianjin, a VIE, if we fail to comply with applicable law, we could be subject to severe penalties and our business could be adversely affected.

We operate a substantial part of our business through Mingda Tianjin, a VIE, the equity of which is principally owned by Mr. Siping Xu, our chief executive officer and principal shareholder, through a series of VIE agreements, as a result of which, under U.S. GAAP, the assets and liabilities of Mingda Tianjin are treated as our assets and liabilities and the results of operations of Mingda Tianjin are treated in all respects as if they were the results of our operations. Because we do not directly hold equity interests in the VIE and its subsidiaries, we are subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations, including, but not limited to, regulatory review of overseas listing of PRC companies through special purpose vehicles, and the validity and enforcement of the VIE Agreements among WFOE, Mingda Tianjin, and the Mingda Tianjin Shareholders. We are also subject to the risks and uncertainties about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations, and the value of our ordinary shares may depreciate significantly or become worthless. The VIE Agreements have not been tested in a court of law in China as of the date of this annual report.

We are subject to certain legal and operational risks associated with having a substantial part of our operations in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and as a result these risks may result in material changes in the operations of the VIE and its subsidiaries, significant depreciation or a complete loss of the value of our Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors.

If the PRC government determines that the VIE Agreements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIE, and our Ordinary Shares may decline in value or become worthless.

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including those related to VIEs. There are currently no relevant laws or regulations in the PRC that prohibit companies whose entity interests are within the PRC from listing on overseas stock exchanges. The VIE Agreements have not been tested in a court of law in China as of the date of this annual report. Although we believe that our corporate structure and VIE Agreements comply with current applicable PRC laws and regulations, in the event that PRC government determines that the VIE Agreements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIE, and our Ordinary Shares may decline in value or become worthless.

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

A substantial part of our business is conducted through Mingda Tianjin, which currently is considered for accounting purposes as a VIE, and we are considered the primary beneficiary, enabling us to consolidate the financial results of Mingda Tianjin in our consolidated financial statements. In the event that in the future Mingda Tianjin would no longer meet the definition of a VIE, or we are deemed not to be the primary beneficiary, we would not be able to consolidate line by line its financial results in our consolidated financial statements for PRC purposes. Also, if in the future an affiliate company becomes a VIE and we become the primary beneficiary, we would be required to consolidate that entity’s financial results in our consolidated financial statements for PRC purposes. If such entity’s financial results were negative, this could have a corresponding negative impact on our operating results for PRC purposes. However, any material variations in the accounting principles, practices, and methods used in preparing financial statements for PRC purposes from the principles, practices, and methods generally accepted in the United States and in the U.S. Securities and Exchange Commission (the “SEC”) accounting regulations must be discussed, quantified, and reconciled in financial statements for the United States and SEC purposes.

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

Risks Relating to Our Ordinary Shares and the Trading Market

Because we are a Cayman Islands company and all of our business is conducted in the PRC through the PRC operating entities and in the UK through our UK subsidiaries, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

We are incorporated in the Cayman Islands and conduct our operations in China through the PRC operating entities and in the UK through our UK subsidiaries. All of our assets are located outside of the United States. In addition, all of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

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

Since we are deemed to be a “controlled company” under the Nasdaq listing rules, we are allowed to follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Our largest shareholder, Mr. Siping Xu, owns more than a majority of the voting power of our outstanding Ordinary Shares. Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules even though we are deemed to be a “controlled company,” we are allowed elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

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

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

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

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. It is possible that, however, for our 2023 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. The VIE Agreements are designed to provide WFOE with the power, rights, and obligations to Mingda Tianjin as set forth under the VIE Agreements. We have evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we are regarded as the primary beneficiary of the VIE for accounting purposes, as a result of our direct ownership in WFOE and the provisions of the VIE Agreements. As a result, we are treating Mingda Tianjin as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Therefore, the income and assets of Mingda Tianjin should be included in the determination of whether or not we are a PFIC in any taxable year. However, if we are not treated as owning Mingda Tianjin for United States federal income tax purposes, we would likely be treated as a PFIC.

Item 4.INFORMATION ON THE COMPANY

A.	History and Development of the Company

On October 28, 2020, MD UK was formed pursuant to English laws. MDJM holds 100% of the equity interest in MD UK. MD UK commenced its operations in 2021, focusing on developing and launching real estate development projects and hospitality programs, including hotel operations.

On June 15, 2021, Mansions was formed as a limited company under English laws, engaging in the asset management business and expects to provide comprehensive UK real estate-related services, including property leasing, property sales, furnishings, routine property maintenance and management, and hospitality and butler services to overseas real estate owners. Mansions commenced operations in 2021. 51% of the equity interest in Mansions was held by MD UK, 41% of the equity interest was held by Ocean Tide Wealth Limited, a specialist mortgage broker in the United Kingdom, and the remaining 8% was held by Mingzhe Zhang. On May 20, 2022, MD UK acquired 41% of the equity interests in Mansions from Ocean Tide Wealth Limited with a consideration of one British pound sterling and 8% of the equity interests in Mansions from Mingzhe Zhang with a consideration of one British pound sterling. After the acquisitions, MD UK holds 100% of the equity interests in Mansions.

On January 14, 2022, MD Japan was formed pursuant to Japanese laws. MDJM holds 100% of the equity interest in MD Japan. As of the date of this report, MD Japan has not been operative or generated any revenue.

On February 16, 2022, MD German was formed pursuant to German laws. MDJM holds 100% of the equity interest in MD German. As of the date of this report, MD German has not been operative or generated any revenue.

On December 16, 2022, Mansions changed its name from “Mansions Estate Agent Ltd” to “Mansions Catering and Hotel Ltd.” MD UK and Mansions submitted requests and information required to expand their business to hotel operations to the Companies House of UK in December 2022.

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

Our principal executive offices are located at Fernie Castle, Letham, Cupar, Fife, KY15 7RU, United Kingdom, and our phone number is +44-01337 810 381. Our registered office in Cayman Islands is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, and the phone number of our registered office is+1 345 949 8599. We maintain a corporate website at ir.mdjmjh.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditure.”

B.	Business Overview

Overview

We operate our business through MD UK, Mansions, Mingda Tianjin, which is a VIE in the PRC, and Mingda Tianjin’s subsidiaries, which were dissolved in 2021. Mingda Tianjin is principally owned by Mr. Siping Xu, our chief executive officer and principal shareholder, through the VIE Agreements. Mingda Tianjin is an emerging, integrated real estate services company in China. It primarily provides primary real estate agency services to its real estate developer clients, and provides, on an as-needed basis, real estate consulting services. Currently, Mingda Tianjin’s main market is in the Tianjin Autonomous Municipality, one of the richest cities in the PRC, ranking seventh in the PRC based upon GDP per capita in 2020, according to the China Statistical Yearbook. Since 2014, Mingda Tianjin has expanded its market presence to other first and second tier cities in China, including Chengdu of Sichuan province, and Suzhou of Jiangsu province.

The PRC operating entities’ primary real estate agency services offerings include providing primary agency sales services to residential real estate developers at any stage of the development and sale of a residential real estate project. Since their inception in 2002, they have been engaged in the sale of 74 unique residential real estate projects, with 65 projects reaching 100% sales completion status as of December 31, 2022. The PRC operating entities typically serve large and mid-sized real estate developers, such as Ping An Real Estate Co., Ltd., China Vanke Co., Ltd., China Merchants Property Development Co., Ltd., Tianjin Metro Resources Investment Co., Ltd., Jingrui Real Estate (Group) Co., Ltd., Tianjin Real Estate Development (Group) Co., Ltd., Tianjin Teda Development Co., Ltd., and Tianjin City Investment Binhai Real Estate Management Co., Ltd., or promising emerging local developers in the markets in which they operate. The PRC operating entities primarily generate revenue through sales commissions which are either fixed or progressive. They generated 96.4%, 98.7%, and 98.2% of their total revenue through their primary agency sales services in fiscal 2022, fiscal 2021, and fiscal 2020, respectively. The PRC operating entities have traditionally provided exclusive primary agency sales services where they are the exclusive sales agent. While we expect the exclusive sales agent arrangements to continue to be the main part of their business, since 2016 they have strategically bid on and won real estate projects as co-sale agents, where they collaborate with other primary agency sales service providers to act as co-agents in a sale. In fiscal years 2022, 2021, and 2020, 5.06%, 32.87%, and 37.46%, respectively, of the PRC operating entities’ revenue was derived from sales in real estate projects through the PRC operating entities where they acted as co-agents providing primary agency sales services to their developer clients. We believe that co-sale opportunities allow the PRC operating entities to tap into developer clients they have not previously collaborated, or who utilized their traditional primary sales agents.

The PRC operating entities also provide, on an as-needed basis, real estate consulting services with respect to any stages or a combination of stages of the development and sale of a residential real estate project. Types of real estate consulting services that the PRC operating entities are capable of providing include consulting, marketing strategy planning and strategy, and advertising services and sales strategies. They provide stand-alone real estate consulting services to clients based upon a consulting service plan they created that tailors to each client’s specific challenges and needs. They charge service fees based upon a monthly fixed charge, as well as a project completion fee in some circumstances. The PRC operating entities generated 0%, 0.9%, and 1.8% of their total revenue through their consulting services in fiscal 2022, fiscal 2021, and fiscal 2020, respectively.

The PRC operating entities commenced their operations in 2002. Their revenue was $434,371, $4,446,764, and $5,868,725, for the years ended December 31, 2022, 2021, and 2020, respectively. Their net income (loss) was $(1,847,047), $(2,078,678), and $253,893, for the years ended December 31, 2022, 2021, and 2020, respectively.

Recent Development

Mansions engages in the asset management business and expects to provide comprehensive UK real estate-related services, including property leasing, property sales, furnishings, routine property maintenance and management, and hospitality and butler services to overseas real estate owners. Mansions implements customized management plans holistically curtailed to the needs of its real estate owner clients. It facilitates a variety of ancillary services, including its real estate marketing and planning services, real estate agency services, advertisement planning services, 24-7 multilingual customer service meeting the demand of an international market, and professional onsite butler team. We believe that the establishment of Mansions is a significant step for our global expansion strategy. Mansions commenced operations in 2021 and generated $16,263 (GBP13,207) and $19,469 (GBP14,150) revenue during the years ended December 31, 2022 and 2021, respectively.

MD UK commenced its operations in 2021. MD UK focuses on developing and launching real estate development projects and hospitality programs, including hotel operations. See “—Our Services—The UK Operations.”

Competitive Strengths

We believe that the following strengths enabled the PRC operating entities to capture opportunities in the real estate industry in China and differentiate them from their competitors, and will serve as transferrable experience to aid in the international subsidiaries’ growth:

●	Systematic and Effective Training. We believe a sales staff who can provide high-quality professional services consistently and an effective management team are critical to the PRC operating entities’ successful expansions into new markets and the enhancement of their brand name. The PRC operating entities have leveraged their in-house, experienced real estate experts to design and implement systematic training programs for new and existing sales staff to ensure they are equipped with knowledge of the standard protocols and best practices of various aspects of the PRC operating entities’ business, as well as their demand for high-quality services. Once a sales team is assigned to a new project, each member of the team continues to receive on-the-job training specific to the project and the local real estate market. The PRC operating entities perform periodic review of the performance of their sales staff and promote capable staff to management positions. In order to develop a management talent pool to manage and support their growth, the PRC operating entities have also designed systematic training programs for their managerial employees at different levels on how to manage sales process and their sales staff. The PRC operating entities’ managerial employees are also encouraged to attend the real estate seminars and workshops organized by the PRC operating entities to enhance their knowledge of the real estate industry in China. We believe that the PRC operating entities’ systematic and effective training distinguishes them from their competitors and has contributed to their growth. Through systematic training across the PRC operating entities’ organization, we hope to have a continuous supply of highly qualified real estate managerial and sales professionals to manage and support their anticipated expansion into new markets and strengthen their competitive position in existing markets.
●	Integrated Provider of a Full Range of Services. The PRC operating entities’ full range of services enable them to engage developer clients at early stages of their property development process. From providing feasibility studies prior to submissions of bids for development projects, consulting and strategizing at the inception of a proposed development project to marketing and sale of completed properties, the PRC operating entities are capable of providing comprehensive one-stop services to their developer clients at various stages of the real estate development and sales process. Their sales force in the secondary real estate brokerage services market also promotes residual unsold units from the primary real estate agency services market, thereby enhancing their services to their developer clients in the primary real estate market and increasing transaction volume in the secondary real estate market. Furthermore, the PRC operating entities’ in-house research capability, through their market research and development center, enhance their real estate consulting and information services and create a significant competitive advantage for them. They also allow the PRC operating entities to attract developer clients at an early stage of the project and build an on-going relationship with the clients. As a result of the PRC operating entities’ ability to provide a full range of real estate services, they increase their value and attractiveness to their clients at various stages of the real estate development, marketing, and sales process.
●	Experienced and Stable Management Team. We have an experienced and stable management team with strong operational experience, execution capability, and real estate industry expertise. Most of our senior management team members have participated in China’s real estate industry since its inception and have worked together as a team since our inception in 2002. In particular, our Chief Executive Officer, Mr. Siping Xu, is a well-recognized expert in real estate services with over 20 years of experience in the real estate industry. Our success is also attributed to a stable team of mid-level management, whom we have been able to attract and retain through a combination of performance-linked compensation, career-oriented training, and career advancement opportunities. We believe our experienced and stable management team has contributed significantly to our past success and will continue to contribute to our further growth.

Growth Strategies

Our board of directors has adjusted the growth strategies to reduce the scale of operations of the PRC operating entities and shift our focus onto developing the overseas operations that are currently propelled by our UK, Japanese, and German subsidiaries. Starting in 2021, the PRC operating entities have reduced the existing real estate agency programs and decreased the size of their sales team on relevant projects, further downscaled their operations in 2022, and plan to continue the downscaling in 2023. The services provided by the PRC operating entities, including real estate marketing and planning services, real estate agency services, and advertisement planning services, have translated into experiences that will help our other subsidiaries in the UK, Germany, Japan, and other prospective markets to gain competitive advantages. Currently, the UK subsidiaries, MD UK and Mansions, are the focus of future growth and market expansion, with the following strategies:

●	Acquire Properties with Rich Historical Value. The UK subsidiaries started to acquire real properties with rich historical value in the UK since 2022. MD UK completed the acquisition of Fernie Castle in August 2022 and the acquisition of the Robin Hill Hotel and the Villa in December 2022. See “—Our Services—The UK Operations.” We plan to continue searching for potential acquisition targets, from medieval castles to buildings from a particular historical period, in the UK and other European countries. Our five-year vision is to continue exploring and developing high-quality historical and cultural properties by combining modern digital technology with our historical properties to create unique assets that have both historical and contemporary practical value.
●	Expand Service Offerings and Increase Cross-selling Opportunities. The UK subsidiaries offer a wide range of services across the primary real estate market and the real estate rental market, and ancillary real estate-related services. As the real estate industry, especially the rental market, continues to grow and mature in the UK, we believe there are significant growth opportunities for new and innovative types of real estate services. The UK subsidiaries plan to continuously evaluate new growth areas and expand their service offerings to capture opportunities in these areas as they arise and the UK subsidiaries commenced their operations with the plan to diversify their revenue streams. For example, besides the UK subsidiaries’ real estate marketing and planning services and their real estate agency services, they also offer advertisement planning services, tenant screening services, 24-7 multilingual customer service meeting the demand of an international market, and professional onsite hospitality and butler services. The UK subsidiaries strive to become an integrated platform for comprehensive property management capabilities that cover real estate-related service needs from all aspects for investors and real estate owners.
●	Expand Geographic Reach and Enhance Brand Recognition. The UK subsidiaries plan to provide real estate services and strategically expand their operations to additional cities, covering cities that attract overseas investors, and are undergoing real estate development growth. The UK subsidiaries’ entrance into new geographic markets will be carried out systematically in response to their real estate developer clients’ needs and market opportunities. They intend to invest in the promotion of their brand when they enter into a new market and to leverage their brand to capture growth opportunities. The UK subsidiaries intend to hire and train local employees and sales associates who are socially connected to the local markets. By expanding into new markets, they aim to lay the foundation for a nationwide real estate service network in the UK and branches into the greater European markets that can provide seamless quality services to their local and overseas investor and real estate owner clients alike.

Our Services

PRC operations

The PRC operating entities generate their revenue primarily through providing primary real estate agency services to their real estate developer clients. Primary real estate agency services refer to agency services provided for the primary real estate market, newly constructed and completed residential and commercial real properties. Currently, the PRC operating entities’ primary real estate agency services are for residential and business projects. In addition to the traditional agency services provided for the primary real estate market, the PRC operating entities provide integrated agency services that incorporate any stage(s) in the residential real estate project value chain, which range from planning and design to marketing and sales, and delivery and after-sale services, where they serve both their real estate developer clients, the prospective property buyers, and the property buyers. The PRC operating entities’ deep expertise and research and development capabilities in the real estate market with respect to each of the markets that they operate in, as well as their ability to establish, operate, monitor, improve, and execute each step of the aforementioned process, have allowed them to achieve significant results in meeting the sales targets of primary real estate residential properties. In conjunction with their primary real estate agency services, for each aspect of the aforementioned process, they also provide real estate consulting services with respect to primary agent sales services. The PRC operating entities may offer new complementary services to capture market trends and to serve the evolving needs of their clients.

The PRC operating entities’ principal business has traditionally been, and we expect will continue in the foreseeable future to be, providing primary real estate agency services. The PRC operating entities derive substantially all of their primary real estate agency service revenue from gross commission income received serving as a broker or sales agent at the closing of real estate transactions. The PRC operating entities provide primary real estate agency services to real estate developers of mainly residential properties. For the years ended December 31, 2022, 2021, and 2020, the PRC operating entities’ average residential property broker commission rate was 0.5%, 0.72%, and 1.01%, respectively, which represented the average/standard commission rate earned by primary sales agents in a home sale transaction.

Through Mingda Tianjin and its three branch offices in Chengdu, Suzhou, and Yangzhou, the PRC operating entities own and operate a primary real estate agency service business in the following local markets, Tianjin, Chengdu, Yangzhou, and Suzhou, which represented 95%, 5%, 0%, and 0% of their agency revenue for the year ended December 31, 2022, represented 75%, 23%, 0%, and 2% of their agency revenue for the year ended December 31, 2021, respectively, and represented 65%, 30%, 3%, and 2% of their agency revenue for the year ended December 31, 2020, respectively. Their Chengdu Branch Office commenced generating revenue in 2019. As of December 31, 2022, they had 11 employees.

From the PRC operating entities’ inception in 2002 to December 31, 2022, they were retained on 74 real estate projects from 60 real estate developers and completed the sale of 65 projects as of December 31, 2022. For the years ended December 31, 2022, 2021, and 2020, they completed the sale of 82 units, 861 units, and 1510 units, respectively.

The following table sets forth the total gross floor area (“GFA”) and value of properties sold for the periods indicated:

	For the Years Ended December 31,
	2022	2021	2020
Total GFA of new properties under contract (thousands of square meters)	13.98	117.17	178.03
Total value of contracts (millions of $)	83.12	545.41	667.46

Service Engagements

For both of the PRC operating entities’ primary agency sales service and their consulting service offerings, the PRC operating entities are typically considered by their developer clients and consulting service clients for engagement through a bidding process, where each of the potential bidders submit a detailed service plan and an estimated cost and service fee. The real estate industry has moved away from developer clients working exclusively with a few primary agency sales service providers, which has created opportunities for the PRC operating entities to expand their market share and penetrate into new markets with their integrated service offerings and execution of sales and marketing strategies. Additionally, while the majority of our current revenue comes from the PRC operating entities’ real estate projects where they act as the exclusive primary agency sales service provider, they began in 2016 to gradually increase their bidding for real estate projects that have more than one primary agency sales service provider. We believe that participating as co-agency sales service provider will allow the PRC operating entities to work with a wider group of real estate developer clients and enable them to showcase and demonstrate their tailored sales and marketing strategic plans and their high-quality team execution.

The PRC operating entities typically enter into the bidding processes of real estate projects in the following two manners. First, they are invited to participate in the bidding process by real estate developer clients with whom they have previously collaborated, or where developer clients have included the PRC operating entities in their shortlist based upon their reputation. Second, the PRC operating entities reach out to real estate projects in the bidding stage based upon the market intelligence they collect.

Primary Agency Sales Services

The following summarizes the specialized technical process the PRC operating entities have established to provide integrated, end-to-end primary agency sales services to their real estate developer clients on a project basis. Their full-service offerings cover the entire life cycle of a real estate development project from pre-construction planning to closing of the sales of residential units. Some of their competitors specialize in certain stages of a project, such as sales and marketing. The PRC operating entities have grown rapidly and expanded their expertise and service offering to every stage of a residential real estate project, as we believe that covering the entire life cycle provides synergy to the real estate projects. For example, in addition to formulating and executing sales and marketing strategies that are tailored to each real estate project, the PRC operating entities’ team in sales and marketing collects buyer intelligence during their service to the potential buyers, which allows the PRC operating entities to stay informed about the nuanced demands of potential buyers in each market that they operate. As such, they provide valuable insight to their developer clients in such planning and design aspects, from the design of the configuration of the residential units, to the market positioning and brand positioning of each project.

The PRC operating entities’ have “obtained the ISO9001:2015 Quality Service System Certification, which align with world service standards, for their primary agency sales service. The ISO9000:2015 standard system is a series of quality management and quality assurance that was issued by the International Organization for Standardization (ISO) in 1987. These standards are used to demonstrate an organization’s ability to provide products that meet customer requirements and applicable regulatory requirements to increase customer satisfaction. The PRC operating entities use ISO9001:2015 as the service standard to improve internal management and external customer service level with scientific management and quality assurance methods and means.

In 2020, the PRC operating entities renewed their primary real estate agency service contracts with Wanhe Huasheng Real Estate Co., Ltd., Wan An Jianchuang Real Estate Co., Ltd., Wanshun Jinan Real Estate Co., Ltd., Tianfang (Suzhou) Real Estate Co., Ltd., and Tianjin Jinbin Times Real Estate Investment Co., Ltd. In addition, the PRC operating entities entered into primary real estate agency services contracts with Tianjin Taijin Real Estate Co., Ltd., Tianjin Tianwan Real Estate Brokerage Co., Ltd., Tianjin Wanan Caizhi Real Estate Co., Ltd., Tianjin TEDA Construction Group Co., Ltd., Tianjin Yuanqing Investment Co., Ltd., Tianjin Meiyin Real Estate Development Co., Ltd., and Tianjin Tianxiao Real Estate Development Co., Ltd. In the year ended on December 31, 2021, all the above-mentioned service contracts were performed and terminated without renewal. The PRC operating entities did not renew or perform such services in the year ended December 31, 2022.

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

Marketing and Sales

As part of the primary real estate agency services provided to the PRC operating entities’ developer clients, they devise customized marketing and sales strategies, establish standardized policies and procedures for the operation and sales team to execute such strategies, and implement and/or supervise the marketing and sales plans to seek to complete the sales targets. As such, they typically analyze the characteristics of the development project and the target market and advise their developer clients on both the overall marketing and advertising strategy, and specific marketing and advertising plans for various phases of the development. The PRC operating entities maintain an internal marketing team for their development projects and maintain an internal sales force and operating as well as hire and train sales associates on a project basis. If needed, they may also select and engage third-party agencies to execute parts of their plans. We believe the PRC operating entities have been able to significantly differentiate each project from similar projects in their respective local markets.

The PRC operating entities’ sales and operating team are also responsible for designing sales offices and sample show rooms tailored to the target buyers and target markets. Their team works with third-party service providers to prepare the advertising, promotion, and selling plans for each project. The sales force and sales associates hired and trained by them at each project will be responsible for following through on the entire sales and leasing process, including setting monthly sales or leasing targets, controlling prices, implementing special promotions, monitoring external agency performance, and processing customer feedback.

The PRC operating entities have a track record of rolling out attractive and differentiated projects that specifically cater to target buyers in each of the markets in which they operate. In 2020, the PRC operating entities successfully completed four projects in Tianjin and worked on 18 other projects. In 2021, the PRC operating entities successfully completed five projects in Tianjin and worked on 17 other projects. In 2022, the PRC operating entities successfully completed seven projects in Tianjin. They were working on nine other projects as of December 31, 2022.

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

The PRC operating entities sold an aggregate of approximately 15.82 million square feet of primary properties with transaction value totaling approximately RMB27.52 billion ($3.99 billion) from 2014 to December 31, 2022, for real estate development projects in four cities in China, primarily in Tianjin.

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

Real Estate Consulting Services

For clients who are not engaging them as their primary sales service providers, the PRC operating entities are also able to offer the stand-alone real estate consulting services mentioned above. The PRC operating entities’ real estate consulting services are tailored to meet the needs of their clients at various stages of real estate project development and sales process, and with particular requests and needs. For their real estate developer clients, the PRC operating entities services are designed to then formulate solutions to meet their specific needs, from research of the specific markets and prospective buyers to services designed to facility large-scale development project sales transactions. Major types of the PRC operating entities’ consulting services include (1) project consulting where they offer a variety of services to developers who have obtained land development rights, including project feasibility studies, analysis of the real estate transaction history of nearby development projects, marketing and advertising consulting, and development of comprehensive plans for their projects; (2) detailed operating and sales frameworks tailored to each real estate project that ensure high-quality execution of sales and marketing efforts, and the operation of the real estate sales office and post-closing services. The PRC operating entities’ clients include real estate developers, real estate design institutes and agencies, urban planning bureaus of various levels of governments, urban rail transportation companies, and urban infrastructure development companies. The PRC operating entities leverage their deep expertise in each step of the process involved in the planning and sale of a real estate project, to provide insights and a detailed plan of execution for their clients. The PRC operating entities also provide research analysis and reports such as feasibility analysis to their clients who have such needs. The PRC operating entities typically charge a monthly fee for each project, as well as a project completion fee if needed. Revenue from consulting services was $0, $38,746, and $103,140, for the years ended December 31, 2022, 2021, and 2020, respectively.

The UK operations

The UK subsidiaries, MD UK and Mansions, commenced operations in August 2021.

Mansions engages in the asset management business and expects to provide comprehensive UK real estate-related services, including property leasing, property sales, furnishings, routine property maintenance and management, and hospitality and butler services to overseas real estate owners. Mansions implements customized management plans holistically tailored to the needs of its real estate owner clients. It facilitates a variety of ancillary services, including its real estate marketing and planning services, real estate agency services, advertisement planning services, 24-7 multilingual customer services meeting the demands of an international market, and professional onsite butler team. We believe that the establishment of Mansions is a significant step for our global expansion strategy. Mansions commenced operations in 2021 and generated $16,263 (GBP13,207) and $19,469 (GBP14,150) revenue during the year ended December 31, 2022 and 2021, respectively.

MD UK focuses on developing and launching real estate development projects and hospitality programs, including hotel operations.

On August 3, 2022, MD UK entered into an Offer to Sell (the “Agreement”) with Braveheart Hotels Limited, a United Kingdom company (“Braveheart”). Pursuant to the Agreement, MD UK agreed to purchase Fernie Castle, Letham, Cupar, Fife, KY15 7RU, United Kingdom (the “Property”) from Braveheart for a price of GBP1,580,000 and Braveheart agreed to sell such Property and to deliver entry with vacant possession of the Property to MD UK on August 5, 2022, or such other date as MD UK and Braveheart may agree in writing. The parties closed this deal on August 5, 2022. MD UK is currently remodeling the Property into a multi-functional cultural venue with functions of a fine dining restaurant, a hotel, and a venue for parties and weddings. We expect to finish the remodeling by June 30, 2023.

On December 6, 2022, MD UK entered into a Contract for the Sale of Freehold Land (the “Robin Hill Agreement”) with Pioneer Hotels Limited, a United Kingdom company (“Pioneer”). Pursuant to the Robin Hill Agreement, MD UK agreed to purchase the Robin Hill Hotel and the Villa, Braddons Hill Road, Torquay TQ1 1HF (the “Robin Hill Property”) from Pioneer for a price of GBP850,000 and Pioneer agreed to sell such Robin Hill Property and to deliver the completed transfer deed, in original and counterpart, of the Robin Hill Property to MD UK on December 6, 2022, or within 10 working days after December 6, 2022. The parties closed this deal on December 6, 2022. MD UK has finished the renovation of the Robin Hill Property and it was open to the public in March 2023.

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

For the year ended December 31, 2022, the PRC operating entities’ top customer represented approximately 79% of their total revenue. The accounts receivable from this customer (project) were $80,159 as of December 31, 2022.

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

The PRC operating entities enter into primary sales service agreements with their real estate developer clients that are long term in nature, with a non-fixed term of the length of the projects, on a project-to-project basis. The terms are typically for multiple years, but vary depending on whether all planned phases of each project are materialized. The PRC operating entities depend on their existing real estate developer clients for their revenue and we believe that they have maintained good client relationship.

While the PRC operating entities have not encountered circumstances where their real estate developer clients terminate their service agreements, they have encountered circumstances where the PRC operating entities’ real estate developer clients refused to pay the related service commissions. See “—Legal Proceedings” for detailed information.

Mansions’ customers are primarily overseas investors and real estate owners in the UK, including high net worth individuals and some individuals with rigid needs, such as parents of children who study or work abroad. In December 2022, Mansions expanded its business into hotel operations, and its primary customers have since then further included customers of its hotels.

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

Prospective Buyers Database. Since 2002, the PRC operating entities have established and maintained a database of all prospective buyers who have visited the sales offices of projects for which they acted as primary sales agent. The PRC operating entities have developed standardized data collection procedures to ensure the accuracy and timeliness of entry of data into their systems. They have collected real estate related information from such prospective buyers. As such, they regularly follow up with the prospective buyers who meet the target buyer profile of new real estate projects where their well-trained sales staff makes cold calls to prospective buyers. The PRC operating entities’ collection and use of client information and transaction-related information are subject to Section 111 of General Provisions of the Civil Law of the People’s Republic of China, effective as of 2017. We believe that, as of the date of this annual report, the PRC operating entities are compliant with the rules and regulations of Section 111 of General Provisions of the Civil Law of the People’s Republic of China, effective as of 2017.

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

The UK Market

The main marketing promotion methods of Mansions are currently divided into online and offline channels. Offline marketing efforts happen mainly in the form of in-person visits and exhibitions. Mansions’ introduction and business-related information are made into a complete set of publicity materials, which are delivered and distributed in-person by business personnel and customers. Mansions uses its official website and WeChat official account for online marketing efforts and has created electronic brochures for promotion purposes. These electronic brochures are also distributed via WeChat or e-mail during business negotiations with customers. Mansions also plans to launch promotional campaigns on the websites of its hotels, social media platforms, such as Twitter, Instagram, and Facebook, and search engines, such as Google, TripAdvisor, Booking.com, and Airbnb.

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

In the independent third-party training service market, we believe that the PRC operating entities currently do not have any credible competitors as the market for these innovative operations started developing recently.

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

The UK Market

Mansions competes both with the five major global real estate companies with accumulated experiences and qualifications, such as Jones Lang LaSalle and Savills, and with agents with longer operation history and lower fees, such as Crown Home Buying & Letting and Hanland Global. The UK real estate market is competitive as the number of market participants is relatively limited. Mansions intends to improve its competitive position by providing customized services and humanized experiences at a competitive fee rate.

UK subsidiaries’ principal competitors in hotel operations are traditional hotel and resort operators, internet-based alternative lodging sites operators, and package holidays and tour operators. UK subsidiaries face intense competition for individual guests and group reservations from major hospitality chains with well-established and recognized brands, as well as from other smaller hotel chains, independent and local hotel owners and operators, and alternative lodging sites. UK subsidiaries compete for customers primarily based on location, room rates, quality of the accommodations, customer satisfaction, and amenities. Our competitors may have similar or greater commercial and financial resources which allow them to improve their properties in ways that affect our ability to compete for guests effectively and adversely affect our revenues and profitability and limit or slow our future growth.

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

On March 18, 2022, the Chengdu Branch Office of Mingda Tianjin filed a civil complaint in the People’s Court of Dujiangyan City, Sichuan Province, alleging breach of contract and unpaid service fee against Chengdu TEDA New City Construction Development Co., Ltd (“Chengdu TEDA”). The total claimed amount is approximately $780,000 (RMB5,380,734). On July 15, 2022, the Court made a favorable judgment that Chengdu TEDA need to pay the full amount claimed within five days. On July 29, 2022, Chengdu TEDA filed an appeal. On December 23, 2022, the Intermediate People’s Court of Chengdu City, Sichuan Province made a final judgment, and demanded that Chengdu TEDA pay RMB5,157,182 plus liquidated damages and interest to the Company in five days. The Company received the payment of $863,083 (RMB5,954,151) on February 27, 2023.

On January 9, 2023, the Chengdu Branch Office of Mingda Tianjin filed a civil complaint in the People’s Court of Dujiangyan City, Sichuan Province, alleging breach of contract and an unpaid service fee against Chengdu TEDA. Total claimed amount is approximately $271,000 (RMB1,872,419).

On January 5, 2023, Mingda Tianjin and Chengdu Branch Office of Mingda filed a lawsuit against Chengdu TEDA, demanding payment of RMB1,872,419.34 in outstanding sales agency fees and overdue payment penalties. On March 28, 2023, the court made a first-instance judgment, which ruled that: (i) Chengdu TEDA shall pay Mingda RMB1,872,419.34 in outstanding sales agency fees within 10 days of the effective date of the judgment; and (ii) Chengdu TEDA shall pay Mingda the overdue payment penalties within 10 days of the effective date of the judgment. The penalty is based on the amount of RMB1,872,419.34, and is calculated at four times the same period loan market quoted interest rate (LPR) from July 1, 2022 until the payment of the amount is made. The judgment is not yet effective, as the appeal period is still ongoing.

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

We could remain an emerging growth company until December 31, 2023, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenue exceed $1.235 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

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

On February 8, 2022, the PBOC and China Banking and Insurance Regulatory Commission (the “CBIRC”) jointly issued the “Notice on Excluding Loans for Affordable Rental Housing from the Management of Real Estate Loan Concentration.” According to the notice, loans issued by financial institutions to affordable rental housing projects with a certification of qualification will not be included in the management of real estate loan concentration.

On February 16, 2022, the CBIRC and the Ministry of Housing and Urban-Rural Development jointly issued the “Guiding Opinions on Supporting the Development of Rental Housing for Low-Income Families by Banking and Insurance Institutions.” The opinions adhere to the positioning that “houses are for living, not for speculation,” and aim to establish a multi-level, widely covered, risk-controllable, and sustainable financial service system for rental housing. The opinions also increase support for the construction and operation of rental housing for low-income families.

On March 2, 2022, the Ministry of Housing and Urban-Rural Development issued a decision to amend the “Regulations on the Qualification Management of Real Estate Development Enterprises.” Real estate development enterprises are divided into two qualification levels, level one and level two, based on their enterprise conditions. Level one real estate development enterprises are not subject to any limitations on the construction scale of real estate projects they undertake, while those level two real estate development enterprises can only undertake development and construction projects with a building area of 250,000 square meters or less.

On May 24, 2022, the Ministry of Housing and Urban-Rural Development, the MOF, and the PBOC issued the “Notice on Implementing Stage-Specific Support Policies for Housing Provident Fund.” Enterprises affected by the COVID-19 pandemic may apply for deferred payment of housing provident fund according to regulations, and make up for the payment after the expiration. During this period, employees can normally withdraw and apply for housing provident fund loans, which will not be affected by the deferment. For depositors affected by the COVID-19 pandemic who cannot repay housing provident fund loans normally, overdue treatment will not be imposed, and no overdue records will be reported to credit reporting agencies. Local governments can increase the limit of housing provident fund withdrawals for renting according to local rent levels and reasonable living areas, supporting depositors to withdraw as needed and better meet their actual needs for paying rent.

On November 23, 2022, the PBOC and the CBIRC issued the Notice on Doing a Good Job in Financial Support for the Stable and Healthy Development of the Real Estate Market. The notice adheres to the position that houses are for living, not for speculation, and maintains a reasonable and moderate level of real estate financing. It treats all types of real estate enterprises, including state-owned and private enterprises, equally. The notice encourages financial institutions to focus on supporting well-governed, focused on their main business, and with good qualifications to achieve stable development of real estate enterprises.

On January 10, 2023, the PBOC’s Tianjin Branch, the CBIRC’s Tianjin Bureau, and the Tianjin Financial Work Bureau issued the Notice on Effectively Carrying out Current Financial Support for the Stable and Healthy Development of the Real Estate Market, which mainly focus on calling for strengthening housing financial services. The notice proposed that financial institutions should increase the implementation of differentiated housing credit policies, making good use of the policy of lowering the first-home loan interest rate before the end of the year, actively supporting rigid and improved housing credit demand, and encouraging the development of separate housing financial service plans for new urban residents. For eligible resident families who apply for commercial personal housing loans, financial institutions should give reasonable minimum down payment ratios and interest rates based on customer qualifications on the basis of the national and Tianjin housing credit policy lower limits, and should not add any extra fees or bundle the sale of other products in internal rules or actual operations. Financial institutions should further optimize business processing procedures, compress the time required for various links such as application, approval, signing, mortgage, and loan, encourage the use of pre-approval mode to carry out business, and improve efficiency. Financial institutions should also announce and improve online service channels, continue to provide housing financial services during the epidemic, and help both buyers and sellers complete transactions and achieve loan disbursements without leaving their homes. Financial institutions should actively implement the financial collaboration requirements of “Internet + Real Estate Registration,” accelerate the transformation of internal systems and operation processes, carry out the “deposit and transfer registration” business, reduce the transaction costs of second-hand housing market transfers, and explore the development of relevant cross-bank businesses on the basis of achieving “deposit and transfer registration” within their own systems.

On March 3, 2023, the Ministry of Natural Resources and the CBIRC issued the Notice on Coordinating Efforts to Provide Convenient and Efficient “with Pledge Transfer” Services for Real Estate Registration and Finance. The notice aims to deepen cooperation between real estate registration and finance services. Real estate registration institutions will continue to extend registration services to banking and financial institutions, and integrate registration services for pre-registration, transfer, and mortgage, support joint application and processing of transfer and mortgage pre-registration, and joint application and processing of “double pre-registration” to transfer registration. The notice encourages the use of electronic real estate registration certificates through system interconnection or the “Internet + Real Estate Registration” to support online and efficient “with pledge transfer” services.

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

The Yangzhou government requires a real estate brokerage company to have a physical premise of no less than 20 square meters, a registered capital of at least RMB100,000 (approximately $14,495), and employ at least one full-time real estate broker or 3 full-time real estate broker associates. The Yangzhou government also requires a brokerage firm engaged in servicing commercial houses transactions to have a registered capital of at least RMB500,000 (approximately $72,477), with three or more full-time real estate brokers, and all sales staff required to qualify as real estate broker associates. Any branch offices of a real estate brokerage or service company are required to meet the same requirements as set forth above. The Yangzhou government also established a database that records any non-compliant history by any real estate brokerage companies, company representatives, and those directly responsible for such non-compliant activities, pursuant to which the relevant companies and personnel may be barred from operating in the real estate market.

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

On April 7, 2021, the State Council issued the Opinions on Serving the “Six Stability” and “Six Guarantees” to Further Improve Work Related to the “Reform of Decentralization, Management, and Service,” which proposed to lower the access threshold of intermediary services, to break down industry barriers, to break local protection tendency, to introduce competition mechanism, to promote the quality of intermediary services, and to establish a reasonable pricing mechanism. It further proposes to strengthen the supervision of intermediaries, to promote intermediaries’ disclosure of their service conditions, processes, time limits and fees, and to resolutely investigate and punish arbitrary charges, disguised price increases, and other unhealthy competition behaviors.

On July 13, 2021, the Notice of the Ministry of Housing and Urban-Rural Development and Other Eight Departments on Continued Rectification and Regulation of the Real Estate Market Order requires special rectification activities to be carried out for behaviors that disrupt the market order and violate consumers’ rights and interests, such as falsification, bundled sales, disguised price increases, and failure to submit opening reports, in the sale and purchase of houses as well as housing leases. Real estate agents and agents need to make extra effort to remain in compliance.

12 cities (Shenzhen, Guangzhou, Dongguan, Chengdu, Xi’an, Ningbo, Wuxi, Hefei, Sanya, Shaoxing, Quzhou, and Jinhua) have successively introduced the second-hand housing guiding price mechanism. The initiative requires that, firstly, real estate brokerage agencies and real estate listing platforms reasonably publish the prices of properties and not publish properties with inflated prices; and, secondly, relevant institutions involved in second-hand housing transactions take the guiding pricing set by the authority into consideration while conducting business and as an important reference in relevant business development. Although the policy does not explicitly command the second-hand housing loans to be completely based on the guiding price of second-hand housing, the relevant institutions involved in second-hand housing transactions are required to take this as a reference basis. Observing the trend set by these cities, it is possible that other cities will be the next to follow the practice of referencing guiding pricing in the approval of second-hand housing loans, which would have a considerable cooling effect on the market.

On January 4, 2022, the Suzhou Housing and Urban Rural Development Bureau implemented the “Management Measures for Suzhou Real Estate Brokerage Industry Credit,” which was issued on January 1, 2022, requiring real estate brokerage institutions and their branches established in accordance with the law within the administrative area of this city to register information on the Suzhou Real Estate Brokerage Industry Credit Management Platform and complete the disclosure of online information. The basic information of registered real estate brokerage institutions, branches, and their brokerage service personnel, except for those involving trade secrets and personal privacy, is publicly available on the management platform for public reference. Implement star-level management for real estate brokerage service personnel, in which the starting star-level for brokerage service personnel is three stars. Real estate brokerage service providers are required to have their negative credit information scored on an annual basis. When engaged in real estate brokerage activities, they must wear the real estate brokerage service provider information card produced under the supervision of the municipal-level management department, provide real-name services, and make it clear to their clients. The information card adopts a unified style and number system throughout the city, and each person is assigned a unique card and code for management purposes.

On December 30, 2022, the Chengdu Housing and Urban-Rural Development Bureau issued the Management Measures for Credit Information of Real Estate Brokerage Agencies and Practitioners in Chengdu, which further strengthened the management of the real estate brokerage industry and regulated real estate brokerage behavior. The housing administrative department evaluates credit information, and the evaluation results include credit scores, credit ratings, and regulatory status. On February 28, 2023, the Tianjin Municipal Housing and Urban-Rural Development Commission revised the Tianjin Real Estate Brokerage Industry Credit Management Measures to further strengthen the management of the real estate brokerage industry and regulate real estate brokerage behavior. The housing and urban development administrative department evaluates credit information, and the evaluation results include credit scores, credit ratings, and regulatory status. Real estate brokerage firms with good credit can reduce the frequency and scope of regular supervision and inspection, and be given priority in applying for bidding, administrative licenses, and market access, with simplified procedures and other convenient service measures in accordance with the law. In the approval, public service, and other government affairs, the “credit commitment system” is applicable. For untrustworthy enterprises, the responsible persons will be interviewed, and they will be included in the key regulatory agencies, with an increase in the frequency and scope of regular supervision and inspection.

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

On October 23, 2021, the Standing Committee of the National People’s Congress authorized the State Council to carry out pilot real estate tax reform in some areas for a period of five years, with the pilot implementation start time and pilot cities determined by the State Council.

On March 16, 2022, a representative of the MOF stated in an interview that the pilot real estate tax reform was in progress according to the authorization of the Standing Committee of the National People’s Congress. The representative further stated that although some cities had already carried out surveys and preliminary studies, the conditions for expanding the real estate tax reform pilot to include more cities were not feasible this year, based on a variety of comprehensive factors. Therefore, Shanghai and Chongqing are the only two localities in China to have implemented the pilot real estate tax.

On September 30, 2022, the MOF and the SAT released the Notice on Supporting Residents in Purchasing New Homes regarding Personal Income Tax Policies. From October 1, 2022 to December 31, 2023, taxpayers who sell their own homes and repurchase a new home within one year will be eligible for a tax refund for the personal income tax already paid on the sale of their current home. If the purchase price of the new home is equal to or greater than the sale price of the current home, the entire amount of personal income tax paid will be refunded. If the purchase price of the new home is less than the sale price of the current home, the refund will be based on the proportion of the purchase price to the sale price. On the same day, the SAT issued the Announcement on Matters Related to the Collection and Administration of the Individual Income Tax Policy for Supporting Residents in Purchasing Housing to support to clarify the policy content, policy operational requirements, and service measures.

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

Although China amended the Advertising Law of the People’s Republic of China and the Provisions on Real Estate Advertising in 2021, there were no major adjustments in relation to real estate advertisements.

Regulations on Foreign Investment

Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Guidance Catalog, which was promulgated and is amended from time to time by MOFCOM and the NDRC. The Guidance Catalog lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted,” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. In addition, in June 2018 the MOFCOM and the NDRC promulgated the Negative List, which became effective on July 28, 2018, and was further updated on June 30, 2019, June 23, 2020, and December 27, 2021 (effective January 1, 2022). Pursuant to the current and the updated Negative List, real estate service section falls within the permitted catalogue. None of the PRC operating entities is engaged in any business related to the industries listed in the Catalogue (as amended by the Negative List).

On March 12, 2022, the NDRC and MOFCOM issued the “Market Access Negative List (2022 Edition),” establishing a system for collecting and reporting cases that violate the market access negative list, conducting market access efficiency evaluations, improving response mechanisms, and regularly reporting. Relevant information will be publicly available on the NDRC portal website and the “Credit China” website.

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

From January 1, 2021, the Supreme People’s Court’s Provisions on Several Issues Concerning the Trial of Dispute Cases of Foreign Invested Enterprises (I), as amended in 2020, came into effect. The full text of the 24 articles provides for the validity of contracts pertaining to the establishment and change of foreign-invested enterprises, the settlement of disputes between cooperating parties, and the validity of agreements on behalf of shareholding in the field of foreign investment.

On January 27, 2021, the Catalogue of Sectors Encouraging Foreign Investment, published in 2020, was officially implemented, further expanding the scope of encouraged foreign investment. The main focus of this catalogue was to further the active role of foreign investment in the supply chain and industrial chain, and to encourage foreign investment in producer service industries and in central and western regions. On October 26, 2022, the NDRC and the MOFCOM released the Catalogue of Encouraged Industries for Foreign Investment (2022 edition), which has been implemented from January 1, 2023. This revision mainly includes the following three changes: (i) continue to encourage foreign investment in advanced manufacturing; (ii) continue to guide foreign investment in modern services; and (iii)continue to guide foreign investment in advantageous industries in central and western regions and the northeast. The scope of encouraging foreign investment is further expanded to lead and support foreign investment in areas such as high-end manufacturing, research and development, modern services, and the central and western regions and the northeast. The comprehensive strengthening of foreign investment promotion and services will promote the high-quality development of the use of foreign investment, further stabilize the expectations of foreign-invested enterprises, and strengthen the confidence of foreign investors.

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

The PRC Trademark Law, adopted in 1982 and last amended in 2019, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of 10 years to registered trademarks.

On March 3, 2021, the Supreme People’s Court issued the Interpretation on the Application of Punitive Damages in Civil Cases of Infringement of Intellectual Property Rights, clarifying the criteria for severity determination and base amount punitive damages calculation and rendering the punitive damage provisions stipulated in the relevant laws implementable.

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

On November 5, 2021, the SAFE issued the Measures for Discretionary Administrative Fines in Foreign Exchange Management to regulate the discretionary power of administrative fines in foreign exchange management. Previously, the macro-prudential adjustment parameter for cross-border financing for enterprises was adjusted upward in response to the COVID-19 pandemic and to encourage cross-border financing, and in early 2021, China adjusted the parameter downward to prevent and control foreign debt risks. In addition, SAFE has issued corresponding regulations to standardize foreign exchange transactions, personal regular foreign exchange business, and administrative fines for foreign exchange management, indicating a trend of increasing standardization in China’s foreign exchange management.

On May 11, 2022, the SAFE issued the Administrative Punishment Measures of the State Administration of Foreign Exchange, which came into effect on June 1, 2022. The revised content focuses on: (i) refining the jurisdiction and filing standards, regulating electronic evidence collection activities, clarifying the handling period, and further enhancing law enforcement transparency; (ii) fully implementing the administrative law enforcement publicity system, the legal review system for law enforcement decisions, and the entire process record system for law enforcement, strengthening law enforcement supervision; and (iii) improving the statement defense and hearing procedures, refining hearing standards, and fully protecting the legitimate rights and interests of administrative counterparties. The Administrative Punishment Measures of the SAFE standardizes the administrative punishment behavior of the SAFE and its branches, and ensures and supervises the foreign exchange bureau to perform its duties in accordance with the law, and protects the legitimate rights and interests of citizens, legal persons, and other organizations.

Later on, the SAFE issued the Notice on Further Promoting Measures to Serve the Real Economy in the Foreign Exchange Market. The notice enriches the foreign exchange market products for customers and supports the China Foreign Exchange Trading System and Shanghai Clearing House to improve the level of foreign exchange market services and further promote the development of the foreign exchange market.

On May 30, 2022, the SAFE issued a document issued a document stating that within the pilot areas determined by the SAFE, qualified high-tech enterprises and “specialized and new technologies” enterprises can participate in the cross-border financing facilitation pilot business in accordance with these guidelines, independently borrow foreign debt within a certain amount.

On May 27, 2022, the PBOC, the CSRC, and the SAFE jointly issued the notice on Further Facilitating Matters Related to Overseas Institutional Investors Investing in the Chinese Bond Market. The notice supports overseas institutional investors to invest in the Chinese bond market directly or through the mutual market access program, enabling them to independently choose trading venues and facilitating cross-border fund management.

On July 26, 2022, the SAFE issued the Implementation Rules for International Payments and Receipts Statistics Reporting Business through Banks. The rules adjusted the scope of exemption from reporting, further clarified the content of basic information elements, increased the threshold for exemption from reporting, added requirements for the deadline of “not reporting, not paying,” and deleted the requirement for “filing with the SAFE.”

On November 10, 2022, the PBOC and the SAFE jointly issued the Regulations on the Management of Funds of Overseas Institutional Investors Investing in the Chinese Bond Market, which has been implemented from January 1, 2023. The regulations aim to improve and clarify the requirements for the management of funds invested by overseas institutional investors in the Chinese bond market. The main contents of the regulations include: (i) the unified regulation of the management rules for the funds involved in the investment, account, and payment and settlement, as well as the monitoring of statistics for overseas institutional investors investing in the Chinese bond market; (ii) the improvement of spot foreign exchange management, allowing overseas institutional investors to conduct transactions through third-party financial institutions other than settlement agents; (iii) the optimization of foreign exchange risk management policies, further expanding the foreign exchange hedging channels for overseas institutional investors, and cancelling the counterparty limit for over-the-counter transactions; (iv) the optimization of the currency matching management of inflows and outflows, improving the convenience of capital outflows for overseas institutional investors, and encouraging long-term investment in the Chinese bond market; and (v) clarifying the foreign exchange management requirements for sovereign institutions. Sovereign institutional investors who invest through custodians or settlement agents, such as commercial banks, should register with the bank.

On November 23, 2022, the PBOC issued the Notice on Matters Related to Fund Management of Overseas Institutions’ Onshore Bond Issuance, which unified the management rules for fund registration, account opening, fund remittance and usage, statistical monitoring, etc., for panda bonds issued in the interbank and exchange markets.

On June 20, 2022, the Tianjin Branch of the SAFE announced that qualified domestic banks can participate in the pilot program for foreign exchange facilitation for goods and services trade, by registering with the Tianjin Branch of SAFE and recommending eligible enterprises.

On August 26, 2022, the Tianjin Branch of the SAFE issued a notice clarifying the management measures for special handling of “no reporting, no payment” for reporting entities of banks within its jurisdiction and institutions conducting foreign-related income transactions through these banks.

Overall, the government has promulgated a series of foreign exchange policies. These foreign exchange policies are conducive to further facilitating foreign institutional investors to invest in China’s bond market, enhancing the attractiveness of China’s bond market to foreign institutional investors, and providing convenience for foreign institutional investors to invest in China’s bond market in accordance with laws and regulations. The series of foreign exchange policies shows Chinese government’s determination to expand and open the financial market.

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

On January 5, 2023, the NDRC issued the Management Measures for the Review and Registration of Medium- and Long-Term Foreign Debts of Enterprises. It includes six chapters and 37 articles, covering general principles, foreign debt scale and usage, foreign debt review and registration, foreign debt risk management and supervision, legal responsibilities, and supplementary provisions. The new measures include the indirect borrowing of foreign debt by domestic enterprises from overseas being included in the management scope, and a requirement for the actual use of funds raised by foreign debt to be consistent with the registered content, with no misappropriation allowed. At the same time, other regulatory measures have been strengthened.

According to the press conference on the Management Measures for the Review and Registration of Medium- and Long-Term Foreign Debts of Enterprises held by the NDRC, the NDRC stated that the formulation of this measures aims to further improve the management of enterprise medium and long-term foreign debt, enhance standardization, institutionalization, transparency, and convenience, effectively prevent foreign debt risks, and promote healthy and orderly development of overseas financing by enterprises.

Based on the recent policies and regulations issued by the Chinese government, it is evident that the government has strengthened its oversight of indirect borrowing of external debt by domestic enterprises. In the future, VIE structured enterprises may be affected to some extent in their ability to raise funds abroad due to the increased scrutiny and approval requirements set forth by the NDRC.

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

On October 12, 2021, the SAT issued a notice of Several Measures for Further Deepening the ‘Streamlining Administration and Delegating Power, Improving Services’ Reform in the Taxation Field to Cultivate and Stimulate Market Entities’ Vitality. The notice includes 15 new measures, one of which is to strengthen the management of individual income tax on equity incentive plans. According to China’s current tax law, although dividends and income from overseas enterprises received by Chinese employees are considered as income from outside China, they are still subject to individual income tax in China. In addition, when a domestic resident enterprise acts as the filing obligor, it needs to choose the option of “direct control” or “indirect agreement control” in the relationship with the foreign enterprise when filing. This indicates that the notice expands the scope of filing from listed companies to non-listed companies, and from domestic resident enterprises to offshore company structures, including agreement control or VIE structures, established by domestic target enterprises overseas, and clarifies the time limit and requirements.

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

On January 5, 2022, the CSRC released the Guidelines for the Supervision of Listed Companies No. 3 - Cash Dividends of Listed Companies, to supervise listed companies in improving the internal decision-making procedures and mechanisms for profit distribution, supporting listed companies to adopt differentiated and diversified ways to return value to investors, improving dividend supervision regulations, strengthening supervision and inspection efforts, and further modifying, supplementing, and improving the work of cash dividends for listed companies.

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

The UK subsidiaries, MD UK and Mansions, operate their business in the UK; the German subsidiary, MD German, operates its business in Germany. The operations of our UK and German subsidiaries are subject to the laws and regulations of the relevant jurisdictions as well as the rules, reporting obligations and interpretations of all such requirements and obligations by various governing bodies, which may involve the EU laws and agencies, or the states of the UK and Germany. In addition, changes to such laws, regulations, rules, reporting obligations and related compliance obligations could result in significant costs but are not expected to have a material effect on our capital expenditures, results of operations and competitive position as compared to prior periods.

C.	Organizational Structure

See “Item 3. Key Information.”

D.	Property, Plants and Equipment

Our principal office is located at Fernie Castle, Letham, Cupar, Fife, KY15 7RU, United Kingdom, which we purchased and have owned since August 5, 2022, pursuant to the Agreement with Braveheart on August 3, 2022. See “—B. Business Overview—Overview—Recent Development.”

The PRC operating entities lease an office in Tianjin, the PRC, pursuant to a Site Rental and Incubation Agreement dated February 10, 2023. The lease has a term from February 13, 2023 to February 12, 2024, with a monthly rent of RMB2,000. The lease agreement may be renewed upon three-month advanced written notice prior to the lease term expiration, subject to mutual agreement, and the operating entities enjoy a preferential renewal option under similar terms as the current lease.

The PRC operating entities do not currently maintain local offices in Yangzhou, Suzhou, or Chengdu. We believe their facilities are sufficient for their business operation.

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We operate our business through MD UK, Mansions, Mingda Tianjin, which is a VIE in the PRC, and Mingda Tianjin’s subsidiaries. The following condensed consolidating statements summarize the nature of assets held by, and operations of, “Parent,” “MDJH Hong Kong,” “WFOE,” “VIE and its subsidiaries,” and “Other Subsidiaries.” “Parent” refers to MDJM LTD, a Cayman Islands exempted company listed on Nasdaq. “MDJH Hong Kong” refers to MDJCC Limited, a Hong Kong corporation, which is wholly owned by MDJM LTD. “WFOE” refers to Beijing Mingda Jiahe Technology Development Co., Ltd, which is a wholly-owned Chinese subsidiary of MDJM LTD. “VIE and its subsidiaries” refer to Mingda Tianjin and its subsidiaries, in which we have no equity interests. “Other Subsidiaries” refer to MD Local Global Limited, a UK company, which is wholly owned by MDJM LTD, and Mansions Catering and Hotel Ltd, a UK company, which is 100% owned by MD Local Global Limited as of December 31, 2022 (Mansion Catering and Hotel Ltd was 51% owned by MD Local Global Limited as of December 31, 2021).

MDJM LTD

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

	As of December 31, 2022
		MDJH		VIE and its	Other
	Parent	Hong Kong	WFOE	Subsidiaries	Subsidiaries	Eliminating	Consolidated
	(Cayman Islands)	(Hong Kong)	(PRC)	(PRC)	(UK)	Adjustments	Totals
Assets
Cash, cash equivalents and restricted cash	$77,702	$28	$70,167	$4,154	$1,281,107	$—	$1,433,158
Accounts receivable, net of allowance	—	—	—	961,793	6,026	—	967,819
VIE's profit receivable (1)	—	—	737,798	—	—	(737,798)	—
Due from Parent, MDJH Hong Kong, WOFE, VIE, and other subsidiaries (2)	565,500	1,287,313	1,212,424	798,593	129,930	(3,993,760)	—
Inter-group investments	4,580,000	500,000	—	—	—	(5,080,000)	—
Other assets	728	—	—	85,426	3,145,595	2,349	3,234,098
Total Assets	$5,223,930	$1,787,341	$2,020,389	$1,849,966	$4,562,658	$(9,809,209)	$5,635,075

Liabilities
Accounts payable and accrued liabilities, value-added tax, and other taxes payable	$831	$—	$—	$252,711	$57,195	$2,349	$313,086
Short-term loans payable	—	—	—	372,679	—	—	372,679
VIE's profit payable	—	—	—	737,798	—	(737,798)	—
Due to Parent, MDJH Hong Kong, WOFE, VIE, and other subsidiaries (3)	1,287,313	1,795,493	798,593	—	200,328	(4,081,727)	—
Other liabilities	—	—	—	17,799	2,380	—	20,179
Total Liabilities	1,288,144	1,795,493	798,593	1,380,987	259,903	(4,817,176)	705,944

Equities
Inter-group investments	—	—	492,846	—	4,579,980	(5,072,826)	—
Common stocks	1,295	—	—	—	—	10,380	11,675
Capital and additional paid-in capital	4,283,337	—	—	2,572,437	—	(10,380)	6,845,394
Statutory reserve	—	—	—	327,140	—	—	327,140
Retained earning (deficit)	(348,846)	(8,152)	(9,203)	(1,554,913)	(281,876)	—	(2,202,990)
Accumulated VIE's profit contributions (3)	—	—	737,798	(737,798)	—	—	—
Accumulated other comprehensive income (loss)	—	—	355	(137,887)	4,651	80,793	(52,088)
Total MDJM Ltd shareholders’ equity	3,935,786	(8,152)	1,221,796	468,979	4,302,755	(4,992,033)	4,929,131
Total Liabilities and Equities	$5,223,930	$1,787,341	$2,020,389	$1,849,966	$4,562,658	$(9,809,209)	$5,635,075
(1)	VIEs incurred loss in 2022, so no shared profit was added in 2022.
(2)	This line item refers to balances due from or due to Parent, MDJH Hong Kong, WFOE, VIE (Mingda Tianjin and its operational subsidiaries in China), and other subsidiaries owned by MDJM (the “Group”). The balances resulted from monetary transactions among the Group, such as advancing cash to establish a new operation, and paying expenses on behalf of other entities within the Group. There is no sales or purchase activity involved. The balances of due from or due to Parent, MDJH Hong Kong, WFOE, VIE, and Other Subsidiaries are elimination items in our consolidating financial statements. Each entity in the Group is a legal entity. The unpaid balances will be settled by cash payment or by taking a loss, if any. The Company has no immediate plan to settle the intercompany amounts and such amounts will remain outstanding for the foreseeable future.
(3)	VIE’s loss was not included.

	As of December 31, 2021
		MDJH		VIE and its	Other
	Parent	Hong Kong	WFOE	Subsidiaries	Subsidiaries	Eliminating	Consolidated
	(Cayman Islands)	(Hong Kong)	(PRC)	(PRC)	(UK)	Adjustments	Totals
Assets
Cash, cash equivalents and restricted cash	$1,743,412	$22	$500,725	$447,054	$3,052,865	$—	$5,744,078
Accounts receivable, net of allowance	—	—	—	2,125,712	11,999	—	2,137,711
VIE’s profit receivable (1)	—	—	737,798	—	—	(737,798)	—
Receivable from related parties (3)	71,035	—	—	—	—	—	71,035
Due from Parent, MDJH Hong Kong, WOFE, VIE, and other subsidiaries (4)	500,130	1,386,645	1,425,457	1,436,871	48,955	(4,798,058)	—
Inter-group investments	3,100,000	500,000	—	—	—	(3,600,000)	—
Other assets	3,881	—	—	398,844	10,590	2,831	416,146
Total Assets	$5,418,458	$1,886,667	$2,663,980	$4,408,481	$3,124,409	$(9,133,025)	$8,368,970

Liabilities
Accounts payable and accrued liabilities, value-added tax, and other taxes payable	$—	$—	$—	$1,151,129	$10,376	$2,831	$1,164,336
VIE’s profit payable	—	—	—	737,798	—	$(737,798)	—
Due to Parent, MDJH Hong Kong, WFOE, VIE, and other subsidiaries (4)	1,386,645	1,893,375	1,436,871	—	48,039	(4,764,930)	—
Other liabilities	—	—	—	243,455	3,763	—	247,218
Total Liabilities	1,386,645	1,893,375	1,436,871	2,132,382	62,178	(5,499,897)	1,411,554

Equities
Inter-group investments	—	—	535,231	—	3,100,000	(3,635,231)	—
Common stocks	1,295	—	—	—	—	10,380	11,675
Capital and additional paid-in capital	4,283,337	—	—	2,572,437	—	(10,380)	6,845,394
Statutory reserve	—	—	—	327,140	—	—	327,140
Retained earning (deficit)	(252,819)	(6,708)	(43,452)	51,201	(31,013)	—	(282,791)
Accumulated VIE’s profit contributions (2)	—	—	737,798	(737,798)	—	—	—
Accumulated other comprehensive income (loss)	—	—	(2,468)	63,119	149	2,103	62,903
Total MDJM Ltd shareholders’ equity	4,031,813	(6,708)	1,227,109	2,276,099	3,069,136	(3,633,128)	6,964,321
Non-controlling interest	—	—	—	—	(6,905)	—	(6,905)
Total Liabilities and Equities	$5,418,458	$1,886,667	$2,663,980	$4,408,481	$3,124,409	$(9,133,025)	$8,368,970
(1)	VIE incurred a loss in 2021, so no shared profit was added in 2021.
(2)	VIE’s loss was not included.
(3)	Represented the fund advanced for the establishment of new subsidiaries that had not been completed as of December 31, 2021. The formation of these new subsidiaries was completed in January and February 2022, and these new subsidiaries are included in the consolidated group in the reporting period in 2022.
(4)	This line item refers to balances due from or due to Parent, MDJH Hong Kong, WFOE, VIE (Mingda Tianjin and its operational subsidiaries in China), and other subsidiaries owned by MDJM. The balances resulted from monetary transactions among the Group, such as advancing cash to establish a new operation, and paying expenses on behalf of other entities within the Group. There is no sales or purchase activity involved. The balances of due from or due to Parent, MDJH Hong Kong, WFOE, VIE, and Other Subsidiaries are elimination items in our consolidating financial statements. Each entity in the Group is a legal entity. The unpaid balances will be settled by cash payment or by taking a loss, if any. The Company has no immediate plan to settle the intercompany amounts and such amounts will remain outstanding for the foreseeable future.

	As of December 31, 2020
		MDJH		VIE and its	Other
	Parent	Hong Kong	WFOE	Subsidiaries	Subsidiaries	Eliminating	Consolidated
	(Cayman Islands)	(Hong Kong)	(PRC)	(PRC)	(UK)	Adjustments	Totals
Assets
Cash, cash equivalents, and restricted cash	$4,976,511	$16	$500,477	$633,689	$—	$—	$6,110,693
Accounts receivable, net of allowance	—	—	—	4,062,343	—	—	4,062,343
VIE’s profit receivable	—	—	737,798	—	—	(737,798)	—
Due from VIE, WFOE, parent and other subsidiaries (4)	500,080	1,330,316	1,335,280	1,342,691	—	(4,508,367)	—
Inter-group investments	—	500,000	—	634,770	—	(1,134,770)	—
Other assets	2,258	—	—	577,471	—	—	579,729
Total Assets	$5,478,849	$1,830,332	$2,573,555	$7,250,964	$—	$(6,380,935)	$10,752,765

Liabilities
Accounts payable and accrued liabilities, value-added tax, and other taxes payable	$—	$—	$—	$1,354,882	$—	$—	$1,354,882
VIE’s profit payable	—	—	—	737,798	—	(737,798)	—
Due to VIE, WFOE, parent and other subsidiaries (4)	1,330,317	1,835,605	1,342,691	—	—	(4,508,613)	—
Other liabilities	—	—	—	282,395	—	—	282,395
Total Liabilities	1,330,317	1,835,605	1,342,691	2,375,075	—	(5,246,411)	1,637,277

Equities
Inter-group investments	—	—	520,053	634,770	—	(1,154,823)	—
Common stocks	1,295	—	—	—	—	10,380	11,675
Capital and additional paid-in capital	4,283,337	—	—	2,572,437	—	(10,380)	6,845,394
Statutory reserve	—	—	—	327,140	—	—	327,140
Retained earning (deficit)	(136,100)	(5,273)	(25,579)	2,309,609	—	—	2,142,657
Accumulated VIE’s profit contributions (2)	—	—	737,798	(737,798)	—	—	—
Accumulated other comprehensive income (loss)	—	—	(1,408)	(56,449)	—	20,299	(37,558)
Total MDJM Ltd shareholders’ equity	4,148,532	(5,273)	1,230,864	5,049,709	—	(1,134,524)	9,289,308
Non-controlling interest	—	—	—	(173,820)	—	—	(173,820)
Total Liabilities and Equities	$5,478,849	$1,830,332	$2,573,555	$7,250,964	$—	$(6,380,935)	$10,752,765

MDJM LTD

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS AND COMPREHESIVE INCOME (LOSS)

	For the Year Ended December 31, 2022
		MDJH		VIE and its	Other
	Parent	Hong Kong	WFOE	subsidiaries	Subsidiaries	Eliminating	Consolidated
	(Cayman Islands)	(Hong Kong)	(PRC)	(PRC)	(UK)	Adjustments	Totals
Revenue	$—	$—	$—	$434,371	$16,263	$—	$450,634
Service fee income from VIE and its subsidiaries*	—	—	—	—	—	—	—
Payroll and payroll taxes	—	—	—	(1,331,838)	(39,134)	—	(1,370,972)
Professional fees	(11,694)	—	—	(408,883)	(135,080)	—	(555,657)
Other G&A expenses	(84,332)	(1,444)	(3,610)	(295,480)	(88,670)	—	(473,536)
Loss from operations	(96,026)	(1,444)	(3,610)	(1,601,830)	(246,621)	—	(1,949,531)
Other income (expenses)	—	—	37,859	(245,217)	5,825	—	(201,533)
Income tax	—	—	—	—	(3,020)	—	(3,020)
Net income (loss)	(96,026)	(1,444)	34,249	(1,847,047)	(243,816)	—	(2,154,084)
Net loss attributable to noncontrolling interest	—	—	—	—	—	—	—
Net income (loss) attributable to MDJM Ltd ordinary shareholders	$(96,026)	$(1,444)	$34,249	$(1,847,047)	$(243,816)	$—	$(2,154,084)

Net Income (loss)	$(96,026)	$(1,444)	$34,249	$(1,847,047)	$(243,816)	$—	$(2,154,084)
Change in foreign currency translation adjustments	—	—	75,539	(187,072)	10,333		(101,200)
Comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	—
Comprehensive income (loss) attributable to MDJM Ltd ordinary shareholders	$(96,026)	$(1,444)	$109,788	$(2,034,119)	$(233,483)	$—	$(2,255,284)

* VIE and its subsidiaries incurred loss in 2022 and WFOE is not entitled to any service fee income or share of VIE and its subsidiaries’ profit.

	For the Years Ended December 31, 2021
		MDJH		VIE and its	Other
	Parent	Hong Kong	WFOE	Subsidiaries	Subsidiaries	Eliminating	Consolidated
	(Cayman Islands)	(Hong Kong)	(PRC)	(PRC)	(UK)	Adjustments	Totals
Revenue	$—	$—	$—	$4,446,764	$19,469	$—	$4,466,233
Service fee income from VIE and its subsidiaries*	—	—	—	—	—	—	—
Payroll and payroll taxes	—	—	—	(5,540,125)	(14,061)	—	(5,554,186)
Professional fees	(5,225)	—	—	(439,585)	(15,464)	—	(460,274)
Other G&A expenses	(118,347)	(1,434)	(3,743)	(566,353)	(31,381)	—	(721,258)
Loss from operations	(123,572)	(1,434)	(3,743)	(2,099,299)	(41,437)	—	(2,269,485)
Other income (expenses)	6,852	—	(14,130)	30,584	3,376	—	26,682
Income tax	—	—	—	(9,963)	—	—	(9,963)
Net loss	(116,720)	(1,434)	(17,873)	(2,078,678)	(38,061)	—	(2,252,766)
Net loss attributable to noncontrolling interest	—	—	—	7,048	—	—	7,048
Net income (loss) attributable to MDJM Ltd ordinary shareholders	$(116,720)	$(1,434)	$(17,873)	$(2,071,630)	$(38,061)	$—	$(2,245,718)

Net (loss)	$(116,720)	$(1,434)	$(17,873)	$(2,078,678)	$(38,061)	$—	$(2,252,766)
Change in foreign currency translation adjustments	—	—	(1,060)	95,462	292	—	94,694
Comprehensive income attributable to non-controlling interest	—	—	—	—	(143)	—	(143)
Comprehensive loss attributable to MDJM Ltd ordinary shareholders	$(116,720)	$(1,434)	$(18,933)	$(1,983,216)	$(37,912)	$—	$(2,158,215)
*	VIE and its subsidiaries incurred loss in 2021 and WFOE is not entitled to any service fee income or share of VIE and its subsidiaries’ profit.

	For the Year Ended December 31, 2020
		MDJH		VIE and its	Other
	Parent	Hong Kong	WFOE	subsidiaries	Subsidiaries	Eliminating	Consolidated
	(Cayman Islands)	(Hong Kong)	(PRC)	(PRC)	(UK)	Adjustments	Totals
Revenue	$—	$—	$—	$5,868,725	$—	$—	$5,868,725
Service fee income from VIE and its subsidiaries*	—	—	247,881	(247,881)	—	—	—
Payroll and payroll taxes	—	—	—	(4,668,507)	—	—	(4,668,507)
Professional fees	—	—	—	(404,850)	—	—	(404,850)
Other G&A expenses	(73,420)	(1,326)	(3,552)	(476,212)	—	—	(554,510)
Loss from operations	(73,420)	(1,326)	244,329	71,275	—	—	240,858
Other income (expenses)	55,125	—	(30,855)	21,665	—	—	45,935
Income tax	—	—	—	(32,900)	—	—	(32,900)
Net income (loss)	(18,295)	(1,326)	213,474	60,040		—	253,893
Net loss attributable to noncontrolling interest	—	—	—	4,146	—	—	4,146
Net income (loss) attributable to MDJM Ltd ordinary shareholders	$(18,295)	$(1,326)	$213,474	$64,186	$—	$—	$258,039

Net income (loss)	$(18,295)	$(1,326)	$213,474	$60,040	$—	$—	$253,893
Change in foreign currency translation adjustments	—	—	(1,333)	253,252	—	—	251,919
Comprehensive income attributable to non-controlling interest	—	—	—	(9,132)	—	—	(9,132)
Comprehensive income (loss) attributable to MDJM Ltd ordinary shareholders	$(18,295)	$(1,326)	$212,141	$304,160	$—	$—	$496,680
*	According to the “Exclusive Business Cooperation Agreement,” WFOE is entitled to receive 100% of VIE and its subsidiaries’ net income after deduction of required PRC statutory reserve as a service fee.

MDJM LTD

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2022
		MDJH		VIE and its	Other
	Parent	Hong Kong	WFOE	Subsidiaries	Subsidiaries	Eliminating	Consolidated
	(Cayman Islands)	(Hong Kong)	(PRC)	(PRC)	(UK)	Adjustments	Totals
Cash Flows from Operating Activities:
Net income (loss)	$(96,026)	$(1,444)	$34,249	$(1,847,047)	$(243,816)	$—	$(2,154,084)
Non cash service fee
Other adjustments to reconcile net income (loss) to net cash provided by operating activities	14,110	—	(37,646)	479,631	110,872	—	566,967
Net Cash Provided by (Used in) Operating Activities	(81,916)	(1,444)	(3,397)	(1,367,416)	(132,944)	—	(1,587,117)

Cash Flows from Investing Activities:
Advanced to/from related parties
Other investing activities	—	—	—	31,349	(3,140,798)	—	(3,109,449)
Net Cash Provided by (Used in) Investing Activities	—	—	—	31,349	(3,140,798)	—	(3,109,449)

Cash Flows from Financing Activities:
Proceeds from short-term loans	—	—	—	381,754	—	—	381,754
Intercompany investment (1)	(1,480,000)	—	—	—	1,480,000	—	—
Intercompany financing activities (2)	(103,794)	1,450	(439,335)	537,267	4,412	—	—
Net Cash Provided by (Used in) Financing Activities	(1,583,794)	1,450	(439,335)	919,021	1,484,412	—	381,754

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	—	—	12,175	(25,459)	17,572	—	4,288
Net change in cash, cash equivalents and restricted cash	(1,665,710)	6	(430,557)	(442,505)	(1,771,758)	—	(4,310,524)
Cash, cash equivalents, and restricted cash - beginning of the period	1,743,412	22	500,725	446,658	3,052,865	—	5,743,682
Cash, cash equivalents, and restricted cash - end of the period	$77,702	$28	$70,168	$4,153	$1,281,107	$—	$1,433,158
(1)	Represented the amount invested into MD UK.
(2)	Represented the changes in the balances of “due to/due from related parties.” The nature of intercompany transactions is temporary internal financing. The balance of due to/from balance will be settled within the sub-group, such as, among Parent and its subsidiaries and among the VIE and subsidiaries of the VIE when funds are available.

	For the Year Ended December 31, 2021
		MDJH		VIE and its	Other	Effect
	Parent	Hong Kong	WFOE	Subsidiaries	Subsidiaries	Foreign	Consolidated
	(Cayman Islands)	(Hong Kong)	(PRC)	(PRC)	(UK)	Exchange	Totals
Cash Flows from Operating Activities:
Net income (loss)	$(116,720)	$(1,434)	$(17,873)	$(2,078,678)	$(38,061)	$—	$(2,252,766)
Non cash service fee	—	—	—	—	—	—	—
Other adjustments to reconcile net income (loss) to net cash provided by operating activities	(1,622)	—	—	1,913,775	(8,070)	14,402	1,918,485
Net Cash Provided by (Used in) Operating Activities	(118,342)	(1,434)	(17,873)	(164,903)	(46,131)	14,402	(334,281)

Cash Flows from Investing Activities:
Advanced to related parties (1)	(71,035)	—	—	—	—	—	(71,035)
Other investing activities	—	—	—	17,680	(556)	—	17,124
Net Cash Provided by (Used in) Investing Activities	(71,035)	—	—	17,680	(556)	—	(53,911)

Cash Flows from Financing Activities:							—
Intercompany investment (2)	(3,100,000)	—	—	—	3,100,000	—	—
Intercompany financing activities (4)	56,278	1,440	3,729	(54,167)	82	(7,362)	—
Net Cash Provided by (Used in) Financing Activities	(3,043,722)	1,440	3,729	(54,167)	3,100,082	(7,362)	—

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	—	—	14,392	15,402	(530)	(7,040)	22,224
Net change in cash, cash equivalents and restricted cash	(3,233,099)	6	248	(185,988)	3,052,865	—	(365,968)
Cash, cash equivalents, and restricted cash - beginning of the period (5)	4,976,511	16	500,477	633,042	—	—	6,110,046
Cash, cash equivalents, and restricted cash - end of the period	$1,743,412	$22	$500,725	$447,054	$3,052,865	$—	$5,744,078

	For the Year Ended December 31, 2020
		MDJH		VIE and its	Other	Effect of
	Parent	Hong Kong	WFOE	Subsidiaries	Subsidiaries	Foreign	Consolidated
	(Cayman Islands)	(Hong Kong)	(PRC)	(PRC)	(UK)	Exchange	Totals
Cash Flows from Operating Activities:
Net income (loss)	$(18,295)	$(1,326)	$213,474	$60,040	$—	$—	$253,893
Non cash service fee	—	—	(247,881)	247,881	—	—	—
Other adjustments to reconcile net income (loss) to net cash provided by operating activities	(1,277)	—	—	(881,858)	—	31,109	(852,026)
Net Cash Provided by (Used in) Operating Activities	(19,572)	(1,326)	(34,407)	(573,937)	—	31,109	(598,133)

Cash Flows from Investing Activities:
Other investing activities	—	—	—	1,076	—	—	1,076
Net Cash Provided by (Used in) Investing Activities	—	—	—	1,076	—	—	1,076

Cash Flows from Financing Activities:
Net proceeds from initial public offering	110,747	—	—	—	—	—	110,747
Intercompany financing activities (4)	(110,498)	1,334	3,537	106,469	—	(842)	—
Net Cash Provided by (Used in) Financing Activities	249	1,334	3,537	106,469	—	(842)	110,747

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	—	—	31,113	43,480	—	(30,267)	44,326
Net change in cash, cash equivalents and restricted cash	(19,323)	8	243	(422,912)	—	—	(441,984)
Cash, cash equivalents, and restricted cash - beginning of the period	4,995,834	8	500,234	1,056,601	—	—	6,552,677
Cash, cash equivalents, and restricted cash - end of the period	$4,976,511	$16	$500,477	$633,689	$—	$—	$6,110,693
(1)	Represented the fund advanced for the establishment of new subsidiaries that had not been completed as of December 31, 2021. The formation of these new subsidiaries was completed in 2022, and they are included in the consolidated group in the reporting period in 2022.
(2)	Represented the amount invested into MD UK.
(3)	Represented the amount invested into WFOE, Beijing Mingda.
(4)	Represented the changes in the balances of “due to/due from related parties.” The nature of intercompany transactions is temporary internal financing. The balance of due to/from balance will be settled within the sub-group, such as, among Parent and its subsidiaries and among the VIE and subsidiaries of the VIE when funds are available.
(5)	$647 was removed from the opening balance in 2021 due to deconsolidation.

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

A.	Operating Results

Comparison of Results of Operations for the Years Ended December 31, 2022 and 2021

Revenue

	2022	2021	Change in $	Change in %
Revenue	$450,634	$4,466,233	$(4,015,599)	-90%

The revenue for the year ended December 31, 2022, was $450,634, a decrease of $4,015,599, or -90%, from $4,466,233 in 2021. The decrease of the revenue for 2022 was primarily attributed to the negative impact of the COVID-19 pandemic and the tightening policy by the Chinese government. In response to the shrinking of sales in new residential housing market in the PRC, the Company is shifting its focus to United Kingdom and other non-PRC markets. As a result, the PRC operating entities acquired no new projects in 2022 and have not acquired any new projects in 2023, as of the date of this report.

In August 2022, the Company purchased “Fernie Castle,” a real property located in Scotland. The Company plans to remodel this property into a multi-functional cultural venue with functions of fine dining restaurant, hotel, wedding events, and gardening. In December 2022, the Company purchased a second real estate property located at Torquay, England. The Company plans to remodel this property and operate as a hotel with restaurant facilities. To achieve this goal, the Company needs to find experts, skilled workers in the UK local market and to obtain long-term financial support. There is no guarantee that these new businesses will be profitable in the short to medium term or that the Company will have sustainable financial sources to support such operations in the long term. In addition, the continuous increase in energy costs, the labor shortage in the UK, and the war in Ukraine will all have negative impacts on Company’s operation in the UK.

Operating Expenses

The following table summarized the PRC operating entities’ operating expenses for the years ended December 31, 2022 and 2021:

	2022	2021	Change in US$	% Change
Operating Expenses
Selling expenses	$10,219	$47,480	$(37,261)	-78%
Payroll, payroll taxes and others	1,370,972	5,554,186	(4,183,214)	-75%
Professional fees	555,657	460,274	95,383	21%
Operating lease expense	—	117,686	(117,686)	-100%
Depreciation and amortization	36,243	24,910	11,333	45%
Provision (reduction) for doubtful accounts, net	165,464	59,625	105,839	178%
Other general and administrative	261,610	471,557	(209,947)	-45%
Total operating expenses	$2,400,165	$6,735,718	$4,335,553	-64%

The operating expenses for the year ended December 31, 2022 were $2,400,165, a decrease of $4,335,553, or -64%, from $6,735,718 in 2021. The decline in operating expenses was a direct reflection of the decline in revenue.

Selling expenses were $10,219 in 2022, a decrease of $37,261, or -78%, from $47,480 in 2021, the PRC operating entities started reducing their selling activities in 2021, due to the depressed Chinese real estate market.

Payroll, payroll taxes, and others were $1,370,972 in 2022, a decrease of $4,183,214, or -75%, compared to $5,554,186 in 2021. In response to a shrinking market, the PRC operating entities have reduced sales and other staff. On December 31, 2022, the Company had 11 employees, a reduction of 60, or 84.5%, compared to 71 on December 31, 2021. Accordingly, the payroll, payroll taxes and other related employment expense reduced.

Professional fees consist of legal, US GAAP audit, consulting, investors relationship and other U.S. SEC filing related fees. Professional fees were $555,657 in 2022, an increase of $95,383, or 21%, compared to $460,274 in 2021. The increase in the Company’s professional fees reflected the Company’s efforts to develop the new business out of PRC. Such expenses amounted to $135,080 in 2022, an increase of $119,616, compared to $15,464 in 2021. The increase of foreign attorney fees was offset by the decrease of other domestic professional fees in PRC in 2022.

The PRC operating entities’ operating lease expenses were $0, compared to $117,686 in 2021. To adapt to the market changes, the Company downsized its operations in PRC and terminated its lease agreement with the landlord on May 31, 2022. There was no penalty related to the termination of the lease. For other leases with lease terms of 12 months or less, the PRC operating entities made an election not to recognize lease assets and lease liabilities.

Depreciation and amortization expenses were $36,243 for the year ended December 31, 2022, an increase of $11,333, or 45%, from $24,910 in the year of 2021. The depreciation in Company’s UK assets increased by $19,706, resulting from new purchases of real properties in 2022. The increase of depreciation expenses in the UK was offset by the decrease in depreciation expenses in the PRC. The Company disposed certain assets located in PRC and with a gain of $10,953 in 2022.

Provision for doubtful accounts expenses were $165,464 in 2022, an increase of $105,839, or 178%, compared to $59,625 in 2021. The Group will reserve 5% of allowance for accounts receivable ages from seven months to 12 months and reserve 20% of allowance for accounts receivable ages over 365 days. As of December 31, 2022, the Group reserved $231,937 of allowance for doubtful accounts. As of December 31, 2021, the Group reserved $76,462 of allowance for doubtful accounts. The increase in allowance in 2022 was resulted from one client. The Group had adopted legal action to collect balance of receivable from this customer.

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

Other general and administrative expenses were $261,610 in the year ended December 31, 2022, a decrease of $209,947, or -45%, from $471,557 in 2021. The other general and administrative expenses of the Group’s VIE and its subsidiaries (operations in the PRC) were $111,123, a decrease of $211,419, or -66%, compared to the 322,542 in 2021, which resulted from the Group’s shrinking in the PRC.

Net Income

	2022	2021	Change in US$	Change in %
Revenues	$450,634	$4,466,233	$(4,015,599)	-90%
Operating expenses	2,400,165	6,735,718	(4,335,553)	-64%
(Loss) income from operations	(1,949,531)	(2,269,485)	319,954	-14%
Interest and other income (expense), net	(15,604)	49,434	(65,038)	-132%
Gain on sale of asset	10,954	—	10,954	—
Loss on deconsolidation	(240,431)	(8,350)	(232,081)	2,779%
Gain (loss) on foreign currency transactions	43,548	(14,402)	57,950	-402%
Total other income and expenses	(201,533)	26,682	(228,215)	-855%
Income before income tax	(2,151,064)	(2,242,803)	91,739	-4%
Provision for income tax	(3,020)	(9,963)	6,943	-70%
Net income	$(2,154,084)	$(2,252,766)	$98,682	-4%

Our net loss was $2,154,084 in 2022, a decrease of $98,682, or -4%, compared to a net loss of $2,252,766 in 2021. The decrease in our net loss in 2022 mainly resulted from their 90% decrease in revenue and a 64% decrease in operating expenses discussed above.

Mingda Tianjin closed its branch office located in Suzhou in 2022 and its branch office in Yangzhou and its subsidiaries, Xishe, Xishe Media, and Xishe Xianglin, in 2021. These entities were deconsolidated from the Company’s consolidated financial statements. The Company recognized a loss of $240,431 and $8,350 in its consolidated financial statements dated December 31, 2022 and 2021, respectively.

Comparison of Results of Operations for the Years Ended December 31, 2021 and 2020

Revenue

	2021	2020	Change in $	Change in %
Revenue	$4,466,233	$5,868,725	$(1,402,492)	-24%

The revenue for the year ended December 31, 2021, was $4,466,233, a decrease of $1,402,492, or 24%, from $5,868,725 in 2020. The decrease of the revenue for 2021 was primarily attributed to the negative impact of the COVID-19 pandemic and the tightening policy by the Chinese government.

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

If all of the PRC operating entities’ current outstanding projects were to be completed, their estimated revenue from such projects would be approximately $0.69 million, based on contracted commission rates.

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

The operating expenses for the year ended December 31, 2021, were $6,735,718, an increase of $1,107,851, or 20%, from $5,627,867 in 2020. During 2021, the average exchange rate of US$ to RMB depreciated to one US$ equals RMB6.3524 from one US$ equals RMB6.4491 in 2020. As a result, same amount of RMB in 2021 will be translated more U.S. dollars when using 2021 average exchange rate. The depreciation of US$ had a negative impact on the PRC operating entities’ operating expenses. Among the increased $1,107,851 of operating expenses, such foreign exchange effect was $475,231, or 43% of increased amount. Without foreign exchange effect, the operating expenses increased 11% compared to 2020.

Selling expenses were $47,480 in 2021, a decrease of $47,727, or 50%, from $95,207 in 2020, The PRC operating entities reduced their selling activities in 2021 due to depressed Chinese real estate market.

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

The PRC operating entities’ operating lease expense was $117,686, an increase of $1,154, or 1%, compared to $116,532 in 2020. The $1,154 increase resulted from an increase of foreign exchange effect of $7,695, offset by the decrease of operating lease expense of $6,541. Without foreign exchange effect, the operating lease expense reduced $6,541, which resulted from two short-term leases terminated in 2021. As of December 31, 2021, the PRC operating entities had one long-term lease which became effective on January 1, 2019, and will be expired on December 31, 2023. For other leases with lease terms of 12 months or less, the PRC operating entities made an election not to recognize lease assets and lease liabilities.

Depreciation and amortization expenses were $24,910 for the year ended December 31, 2021, an increase of $2,914, or 13%, from $21,966 in the year of 2020. Among the increase of $2,914, foreign exchange increased $1,629, depreciation expense increased in $1,285 or 5.8% compared to 2020. The increase of depreciation expense resulted from new equipment purchased of $6,600 and $13,416 in 2021 and 2020, respectively.

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

Other general and administrative expenses were $471,557 in the year ended December 31, 2021, an increase of $154,568 or 49% from $316,989 in 2020. Among the increased of other general and administrative expenses, the foreign exchange effect was $29,705, or 19% of increased amount, the increased UK operation expenses were $17,276, or 11% of increased amount, and the other increased other general and administrative expenses of $107,587, or 70% of increased amount, which were attributed to the increase in education expense, employment benefits, travel expenses, utility expenses in 2021 compared to 2020.

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

MDJH Hong Kong was incorporated under the laws of Hong Kong and is subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. MDJH Hong Kong did not have significant activities in Hong Kong in 2022 and 2021.

MD UK and Mansions were incorporated in the UK. The Group’s operation in UK is governed by the income tax laws of the UK. The normal rate of corporation tax is 19% for the financial year beginning April 1, 2022 and will increase to 25% for the financial year beginning April 1, 2023. The UK tax year ends on April 5.

A substantial part of the Group’s current revenue is generated through the VIE and subsidiaries of the VIE, and they are subject to PRC income taxes. The Group’s subsidiary and VIE in the PRC are subject to a standard tax rate of 25%. At the beginning of 2019, China State Administration of Taxation issued a new income tax abatement policy to small business with income tax less than RMB3 million, number of employees less than 300, and total assets less than RMB50 million for the tax periods from January 1, 2019, to December 31, 2021. According to the new tax abatement policy, the income tax rate is reduced to 5% for small business with income tax less than RMB1 million, the income tax rate is reduced to 10% for small business with income tax from RMB1 million to RMB3 million. From January 1, 2022 to December 31, 2024, the PRC tax authority will keep the same tax abatement police for small businesses. For the years ended December 31, 2022, 2021, and 2020, the Group was qualified to receive above tax abatement.

The provision for income tax for the years ended December 31, 2022, 2021, and 2020 were summarized as follows:

	2022	2021	2020
Current	$—	$—	$22,720
Deferred tax adjustment	3,020	9,963	10,180
Total income tax	$3,020	$9,963	$32,900

Reconciliation of the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2022, 2021, and 2020, respectively, are as follows:

China	2022	2021
Hong Kong statutory income tax rate	16.50%	16.50%
Valuation allowance recognized with respect to the loss in Hong Kong Company	-16.50%	-16.50%
PRC statutory income tax rate	25.00%	25.00%
Effect of income tax exemptions and reliefs in the PRC companies	-25.00%	-25.00%
Effect of valuation and deferred tax adjustments	0.00%	0.66%
Effective rate	0.00%	0.66%

United Kingdom
UK statutory income tax rate	19.00%	19.00%
Valuation allowance recognized with respect to the loss in UK	-19.00%	-10.86%
Effect of valuation and deferred tax adjustments	-1.65%	0.00%
Effective rate	-1.65%	8.14%

Impact of Inflation

We do not believe the impact of inflation on our company is material.

Impact of Foreign Currency Fluctuations

The subsidiaries and the VIE maintain their books and records in RMB. Our reporting currency is USD. In general, for consolidation purposes, we translate assets and liabilities into USD using the applicable exchange rates prevailing at the balance sheet date, and the statement of income is translated at average exchange rates during the reporting period. Adjustments resulting from the translation of their financial statements are recorded as accumulated other comprehensive income (loss). The foreign currency translation from RMB to USD could materially affect our financial condition and results of operations due to the fluctuation of exchange rate. The exchange rates in effect are shown below:

	December 31,
US Dollar Exchange Rate	2022	2021	2020	2019	2018
At end of the period - RMB	6.8987	6.3524	6.5378	6.9668	6.8778
Average rate for the period ended - RMB	6.7347	6.4491	6.9003	6.9072	6.6187

2022 China Revenue in RMB	2,925,360

			Exchange Effect -
			Compared to
Translated into US$ with various exchange rates		US$	2022 Rate
2022 average rate	6.7347	434,371	—
2021 average rate	6.4491	453,607	19,236
2020 average rate	6.9003	423,947	(10,424)
2019 average rate	6.9072	423,523	(10,848)
2018 average rate	6.6187	441,984	7,613

We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments for the years ended December 31, 2022, 2021, and 2020, respectively.

B.	Liquidity and Capital Resources

Our principal sources of cash were revenue from the PRC operating entities’ agency sales. Most of our cash resources were used to fund our revenue related expenses, such as salaries and commissions paid to the PRC operating entities’ sales force, daily administrative expenses, and the maintenance of regional offices.

As of December 31, 2022, we had cash and cash equivalents of $1,433,158, among cash and cash equivalents, $74,320 was restricted foreign currency, which may be used within the PRC. We had other working capital of $352,619. The working capital totaled $1,785,777. Management believes that current cash plus other working capital will support our operations and meet our obligations on a timely basis for the next 12 months from the issuance date of this annual report by successfully implementing our business plans.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2022, our statutory reserve amounted $327,140, which was approximately to 13% of Mingda Tianjin’s registered capital.

In addition, all of our businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These currency exchange control procedures imposed by the PRC government authorities may restrict the ability of the PRC operating entities to transfer net assets to the Parent Company through loans, advances or cash dividends.

The EIT Law and its implementing rules generally provide that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for PRC enterprise income tax purposes unless the jurisdiction of incorporation of such enterprises’ shareholder has a tax treaty with China that provides for a different withholding arrangement.

The following table sets forth a summary of changes in our working capital for the years ended December 31, 2022 and 2021:

Working Capital	2022	2021	Change in $	Change in %
Total current assets	2,491,721	8,009,414	(5,517,693)	-69%
Total current liabilities	705,944	1,350,162	(644,218)	-48%
Working Capital	$1,785,777	$6,659,252	$(4,873,475)	-73%

Working capital was $1,785,777 as of December 31, 2022, a decrease of $4,873,475, or -73%, compared to $6,659,252 as of December 31, 2021. The decrease in current assets was primarily due to the decrease in cash of $4,310,920, accounts receivable of $1,169,892, and other receivable of $36,881, offset by the decrease of current liabilities of $644,218. In 2022, the Company spent $3,140,798 in cash to buy two real estate properties located in the UK.

Cash Flows for the Year ended December 31, 2022, Compared to the Year Ended December 31, 2021

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Comparison of cash flows results for the years ended December 31, 2022 and 2021 are summarized as follows:

			Changes
	2022	2021	(used) / provided
Net cash (used in) operating activities	$(1,587,117)	$(334,281)	$(1,252,836)
Net cash (used in) investing activities	(3,109,449)	(53,911)	(3,055,538)
Net cash provided by financing activities	381,754	—	381,754
Effect of changes of foreign exchange rate	4,288	22,224	(17,936)
Net decrease in cash and cash equivalents	$(4,341,524)	$(365,968)	$(3,944,556)

Operating activities

Net cash used in operating activities for the year ended December 31, 2022 was $1,587,117, consisting of a net loss of $2,154,084, noncash positive adjustments of $411,897, and a net positive adjustment in our operating assets and liabilities of $155,070. The positive adjustments included: a decrease in accounts receivable of $815,839, resulting from the collection of past due of accounts receivable and reduced sales in 2022, and a $5,914 decrease in prepaid expenses. The negative adjustments included: a $2,788 increase in other receivable, a $537,442 decrease in accounts payable and accrued expenses, majorly payroll and bonus payable, a $125,453 decrease in VAT and other tax payable, and a $1,000 decrease in deferred income.

Net cash used in operating activities for the year ended December 31, 2021, was $334,281, consisting of net loss of $(2,252,766), noncash adjustments of $226,036 and a net positive adjustment in our operating assets and liabilities of $1,692,449. The positive adjustments included: a decrease in accounts receivable of $1,969,361, resulting from the collection of past due of accounts receivable and reduced sales in 2021; a $16,190 decrease in other receivable, resulting from the collection; and an increase in deferred income. The negative adjustments included: increase in prepaid expense of $2,664, decrease in accounts payable and accrued expenses of $162,279, decrease in income, VAT and other tax payable of $85,526 and decrease in operating lease liability of $46,474.

Investing activities

The purchase of property and equipment, including vehicle, office equipment, and software, was $3,140,798 and $6,600 for the years ended December 31, 2022 and 2021, respectively.

The Group received $30,607 proceeds from the disposal of partial assets located in the PRC in 2022.

The Group received repayment of $742 and $23,724 from a loan receivable for the years ended December 31, 2022 and 2021, respectively.

Financing activities

Mingda Tianjin borrowed a $148,485 (RMB1,000,000 at 2022 average exchange rate) short-term loan from the China Construction Bank and $233,269 (RMB1,571,000 at average rate) from an unrelated individual as working capital in 2022.

On August 20, 2020, we offered an aggregate of 34,396 Ordinary Shares at $3.3 per share, in reliance on the exemption under Rule 902 of Regulation S promulgated under the Securities Act of 1933, as amended (“Regulation S”). The Company received net proceeds of $110,747 (resulting from gross proceeds of $113,507 and net cost of $2,760).

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

Comparison of cash flows results for the years ended December 31, 2021 and 2020 are summarized as follows:

	2021	2020	Increase / (Decrease)
Net cash (used in) operating activities	$(334,281)	$(598,133)	$263,852
Net cash provided by (used in) investing activities	(53,911)	1,076	(54,987)
Net cash provided by financing activities	—	110,747	(110,747)
Effect of changes of foreign exchange rate	22,224	44,326	(22,102)
Net decrease in cash and cash equivalents	$(365,968)	$(441,984)	$76,016

Operating activities

Net cash used in operating activities for the year ended December 31, 2021, was $334,281, consisting of net loss of $(2,252,766), noncash adjustments of $226,036 and net positive adjustments in our operating assets and liabilities of $1,692,449. The positive adjustments included: a decrease in accounts receivable of $1,969,361, resulting from the collection of past due of accounts receivable and reduced sales in 2021; a $16,190 decrease in other receivable, resulting from the collection; and an increase in deferred income. The negative adjustments included: increase in prepaid expense of $2,664, decrease in accounts payable and accrued expenses of $162,279, decrease in income, VAT and other tax payable of $85,526 and decrease in operating lease liability of $46,474.

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

On August 20, 2020, we offered an aggregate of 34,396 Ordinary Shares at $3.3 per share, in reliance on the exemption under Rule 902 of Regulation S promulgated under the Securities Act of 1933, as amended (“Regulation S”). The Company received net proceeds of $110,747 (resulting from gross proceeds of $113,507 and net cost of $2,760).

Capital Expenditures

We incurred capital expenditures of $3,140,798, $6,600, and $13,416 for the years ended December 31, 2022, 2021, and 2020, respectively. The capital expenditures in 2022 were primarily related to real properties purchased in the UK. The 2021 and 2020 expenditures were primarily related to the office equipment and computer software.

Contractual Obligations

We did not have contractual obligations as of December 31, 2022.

Lease Commitments

The PRC operating entities had one long-term lease, which became effective on January 1, 2019, and which have expired on December 31, 2023. The Group adopted new accounting standard ASC 842 effective January 1, 2019. The Group used 4.35%, the Chinese bank long-term lending annual rate for a typical five-year lease as an incremental borrowing rate, in determining the present value of future lease payments. The same rate was used as the discount rate to measure the lease liability on January 1, 2019, the date of adoption. At initial measurement, the Group recorded a non-cash ROU asset of $479,744 (RMB3,342,278 translated on December 31, 2019 exchange rate, and a noncash lease liability of $479,744 (RMB3,342,278 translated on December 31, 2019). On May 31, 2022, the Group terminated the lease agreement with landlord. There was no penalty related to the termination of the lease.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

The PRC operating entities’ market research and development team is capable of providing tailored real estate consulting services to assist clients in real estate product development and marketing and sales, on an as needed basis. For the years ended December 31, 2022, 2021, and 2020, the PRC operating entities did not spend funds on research and development.

Intellectual Property

The PRC operating entities have registered the trademark “Mingda Jiahe” in China. The “Mingda Jiahe” brand, associated with a well-recognized, integrated real estate services company in the local markets that it operates, and other intellectual property rights contribute to the PRC operating entities’ competitive advantage in the real estate services industry in the PRC.

The PRC operating entities have registered the domain name, mdjhchina.com, with the China Internet Network Information Center. Neither we nor the PRC operating entities hold any copyright registration in China. The PRC operating entities have obtained a software copyright certificate covering their office OA system, which provides enhanced intellectual property protection under PRC laws.

While we cannot assure you that the PRC operating entities’ efforts will deter others from misappropriating their intellectual property rights, they will continue to create and protect their intellectual property rights in order to maintain their competitive position.

D.Trend Information

Starting in 2021, the tightening up of regulation policies on Chinese real estate market had direct negative impact on the PRC operating entities’ operations. The PRC operating entities have been gradually shrinking their business activities in the Chinese real estate market. Instead, the Group will focus on the opportunity globally in the future. Our UK subsidiaries commenced their business in 2021.

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

Impact of COVID-19 Pandemic

The spread of COVID-19 has caused business disruptions beginning in January 2020, including the closure of the majority of businesses in mainland China. The COVID-19 pandemic has caused public health officials to recommend precautions to mitigate the spread of the virus, such as, ceasing travel to non-essential jobs, curtailing all unnecessary travel, and requiring individuals to stay at home as much as possible. Because of the quarantines and travel restrictions mandated by the Chinese government, from the end of January to mid-March of 2020, many real estate projects the PRC operating entities were promoting and selling were suspended, which adversely impacted the PRC operating entities’ business during that period. Because the PRC operating entities’ operating income and earnings have historically been lower during the first quarter than other quarters due to the winter and the Chinese New Year holiday period, however, we believe this seasonality partially mitigated the adverse impact on the PRC operating entities’ full-year operating results in 2020. Starting from the end of March 2020, the COVID-19 pandemic in China appeared to have slowed down and these real estate projects began to reopen. Although the PRC operating entities were able to resume their normal operations as of April 2020, the COVID-19 pandemic materially and adversely affected their business operations and financial results for 2021 and 2020, including a decrease of 24% in our revenue in 2021. Between March and December 2022, many cities in China employed strict lock-down policies in response to resurgences of the COVID-19 pandemic and consumer demand declined in China, which, together with constant regulation of the real estate market by the central and local governments, negatively impacted both the supply and demand for real estate, causing the real estate market in China to decline in 2022. As a result, our revenue decreased by -90% during the year ended December 31, 2022, as compared with the same period in 2021. The general impact of the pandemic on the Chinese economy implicates potential larger-scale effects on the PRC operating entities’ industry and business. To mitigate the adverse impacts of the COVID-19 pandemic and the decline in consumer demand in China, the PRC operating entities have been reducing their operations in China since 2021 and we have expanded into the European markets by establishing subsidiaries in the UK and Germany and acquiring Fernie Castle and the Robin Hill Property. See “Item 4. Information on the Company—B. Business Overview—Overview—Recent Development.” However, because of the significant uncertainties surrounding the future development of the COVID-19 pandemic, we cannot reasonably estimate the full extent of the business disruption and the related financial impact at this time. The pandemic and lockdowns constitute known events and uncertainties that would cause our reported financial information not to be necessarily indicative of future operating results or of future financial condition.

Economic and Political Risks

A substantial part of our current operations are conducted through the PRC operating entities in the PRC. Accordingly, our business, financial conditions, and results are influenced by political, economic, and legal environment of the PRC.

Our results may be affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, industry production regulations and guidance, anti-inflationary measures, currency conversions, remittances abroad, and rates and methods of taxation, among other things.

E.Critical Accounting Estimates

Basis of Consolidation

The Company’s consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities Exchange Commission (the “SEC”).

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

Mingda Tianjin has the following branch offices and/or subsidiaries, which have been included in the accompanying consolidated financial statements.

Percentage
	Date of	Place of	of
Name of the Subsidiaries Owned by VIEs	Incorporation	Incorporation	Ownership
Mingdajiahe (Tianjin) Co., Ltd. Suzhou Branch	October 13, 2017	Suzhou, China	N/A
Mingdajiahe (Tianjin) Co., Ltd. Chengdu Branch	June 24, 2019	Chengdu, China	N/A

Mingdajiahe (Tianjin) Co., Ltd. Suzhou Branch was dissolved in October 2022. Consequently, a $240,431 loss on deconsolidation was recorded in the year ended December 31, 2022.

	Date of	Place of	Percentage of
Name of the Deconsolidated Subsidiaries Owned by VIEs	Formation	Formation	Ownership
Mingdajiahe (Tianjin) Co., Ltd. Yangzhou Branch	October 18, 2017	Yangzhou, China	N/A
Xishe (Tianjin) Business Management Co., Ltd.	October 20, 2017	Tianjin, China	100%
Xishe (Tianjin) Culture and Media Co., Ltd.	July 25, 2018	Tianjin, China	100%
Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd.	March 9, 2018	Tianjin, China	51%

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

Cash in PRC denominated in RMB may not be freely transferable to out of the PRC because of exchange control regulations or other reasons. Such restricted cash amounted $74,320 and $947,779 as of December 31, 2022 and 2021, respectively.

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

Estimated Useful
Classification	Life
Buildings	50 years
Building fixtures and furniture	4 to 10 years
Office Equipment and Fixtures	3 to 5 years
Software	2 or 10 years
Vehicles	4 or 5 years

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

The Group’s major revenue is generated by commission fees from selling real estate properties by the operating entities. Commission revenue from property brokerage is recognized when: (i) the operating entities completed their performance obligation to sell properties per contract, (ii) the property developer and the buyer completed a property sales transaction and the developer received full or partial amount of proceeds from the buyer or full payment from the banker if mortgaged, and (iii) the property developer granted confirmation to the operating entities to issue an invoice per contract. The Group recognizes revenue net of value added taxes (“VAT”).

The Group did not handle any monetary transactions nor act as an escrow intermediary between the developers and the buyers.

Certain sales contracts allow developers to withhold certain percentage of the total commission for a certain period as a risk fund to cover potential damages caused by sales activities of the operating entities. In these circumstances, the operating entities will not determine that its performance obligations have been fulfilled until the withholding period has passed. Since the amount being withheld is the risk of loss from the sales transaction, the Group records the amount withheld by developers as deferred income and will recognize the income when the withholding period has passed, and the amount withheld is confirmed by the developers.

The Group engages in the business of managing rental property via its UK subsidiary Mansions commenced in August 2021. Mansions receives a one-time referral fee from tenants, based on a certain percentage of total leased value of lease agreement. The Group recognizes the revenue, when: a) the lease agreement is effective and b) the tenant made its first payment. Mansions also provides management services to tenants and collects service fees. Management service fees are recognized on a monthly basis. The prepayment of monthly service fee is recorded as deferred income.

Additionally, the operating entities provide consulting services to its clients, such as training, design and marketing. Revenue recognized from consulting is net of VAT.

Segment Information

The Group uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. All of the Group’s operations are considered by the chief operating decision maker to be aggregated in one reportable operating segment. Currently, most of the operating entities’ customers are in the PRC and major income is derived from commission-based service, which represented 96.4%, 98.7% and 98.2% of total revenue for the years ended December 31, 2022, 2021, and 2020, respectively. Minimal property management, consulting and other services which represented 3.6% and 0.0% of total revenue for the year ended December 31, 2022, respectively, 0.4% and 0.9% of total revenue for the year ended December 31, 2021, respectively, and 0.0% and 1.8% of total revenue for the year ended December 31, 2020, respectively.

Through Mingda Tianjin and its branch offices in Chengdu, Suzhou, and Yangzhou (deconsolidated in 2021), the PRC operating entities own and operate a primary real estate agency service business in the following local markets, Tianjin, Chengdu, Suzhou and Yangzhou. The revenue from each local market represented 95%, 5%, 0%, and 0% of total agency revenue for the year ended December 31, 2022, respectively, represented 75%, 23%, 2%, and 0% of total agency revenue for the year ended December 31, 2021, respectively, represented 65%, 30%, 3%, and 2% of total agency revenue for the year ended December 31, 2020, respectively.

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

The UK government will charge VAT on business services and commission. The standard VAT rate is 20%. All income of Mansion Estate in UK will be subject to VAT. The Company accrues VAT payable when revenue is recognized.

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

Marketing and Advertising Expenses

Marketing and advertising expenses consist primarily of marketing planning fees and advertisements expenses used for targeted property sales. The Group expenses all marketing and advertising costs as incurred and records these costs within “Selling expenses” on the consolidated statements of operations when incurred. The Group incurred marketing and advertising expenses of $0, $0, and $42,493 for the years ended December 31, 2022, 2021, and 2020, respectively.

Income Taxes

The PRC operating entities’ operation in China is governed by the income tax laws of the PRC. The Chinese Corporate Income Tax applies to all companies in China, foreign owned and Chinese owned. It is levied on company profits at a rate of 25%.

The UK subsidiaries’ operation in UK is governed by the income tax laws of the UK. The normal rate of corporation tax is 19% for the financial year beginning April 1, 2022 and will increase to 25% for the financial year beginning April 1, 2023.

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

The Group only recognizes tax liabilities related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the Group recognizes the largest amount of tax liabilities that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. There were no such tax liabilities recognized in the accompanying consolidated financial statements. The Group records interest and penalties as a component of income tax expense. There were no such interest and penalties for the years ended December 31, 2022, 2021, and 2020, respectively.

Non-Controlling Interest

Noncontrolling interest is classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of the Company from the interest of the noncontrolling interest holder. Xishe Xianglin was 49% owned by an unrelated third party as of December 31, 2020 and 2019, respectively. Xishe Xianglin was dissolved in 2021 and deconsolidated from the consolidated financial statements ended December 31, 2021. Mansions was 49% owned by two unrelated parties as of December 31, 2021. On May 20, 2022, the Company acquired the 49% equity interests owned by the two unrelated parties.

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

The Group had a total of 126,082 underwriter’s warrants outstanding as of December 31, 2022 and 2021. The underwriter’s warrants are exercisable at a price $6.25. As of December 31, 2022 and 2021, the Group’s closing stock price was $1.51 and $1.78, which had no dilutive impact. For the years ended December 31, 2022 and 2021, the Company incurred net losses, and all potentially dilutive securities are excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact. The underwriter’s warrants will expire on November 13, 2023.

	2022	2021	2020
Numerator for earnings per share:
Net income (loss) attributable to the Company’s ordinary shareholders	$(2,154,084)	$(2,245,718)	$258,039
Denominator for basic and diluted earnings per share:	—	—	—
Basic and weighted average ordinary shares	11,675,216	11,675,216	11,652,882
Per share amount	—	—	—
Per share - basic and diluted	$(0.18)	$(0.19)	$0.02

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

	December 31,	December 31,	December 31,
1 US$ = RMB	2022	2021	2020
At end of the period - RMB	6.8987	6.3524	6.5378
Average rate for the period ended - RMB	6.7347	6.4491	6.9003

1 US$ = GBP
At end of the period - GBP	0.8315	0.7419	—
Average rate for the period ended - GBP	0.8121	0.7327	—

The financial records of certain of the Company’s subsidiaries and the VIE are maintained in local currencies other than the U.S. dollar, such as RMB in the PRC and GBP in the UK, which are their functional currencies. Transactions denominated in currencies other than the functional currency are recorded at the rates of exchange prevailing when the transactions occur. Transaction gains and losses are recognized in the consolidated statements of operations and comprehensive income (loss). There were $43,548, ($14,402), and $(31,109) transaction gain and (loss) recorded for the years ended December 31, 2022, 2021, and 2020, respectively.

Concentration Risk

The Company’s PRC operations are carried out by the PRC operating entities in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. All of the Company’s cash is maintained with state-owned banks within the PRC. Per PRC regulations, the maximum insured bank deposit amount is approximately $72,000 (RMB500,000 on December 31, 2022 exchange rate) for each depositor. The Company’s total unprotected cash in bank amounted to approximately $5,000 and $2,268,000, as of December 31, 2022 and 2021, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

The Company’s subsidiary has bank accounts in the United Kingdom. Customer deposits held by banks, building societies, and credit unions (including in Northern Ireland) in UK establishments that are authorized by the Prudential Regulation Authority (PRA) are protected by the Financial Services Compensation Scheme (FSCS) up to GBP85,000, which was approximately $102,000 (translated on December 31, 2022 exchange rate). The Company’s total unprotected cash in bank amounted to approximately $1,135,000 and $2,913,000, as of December 31, 2022 and 2021, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

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

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is Fernie Castle, Letham, Cupar, Fife, KY15 7RU, United Kingdom.

Name	Age	Position(s)
Siping Xu	44	Chief Executive Officer, Chairman, and Director
Mengnan Wang	43	Chief Financial Officer
Yang Li	43	Director
Zhenlei Hu	51	Independent Director
Liding Sun	50	Independent Director
Wei Guan	52	Independent Director

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

Mr. Yang Li has served as our director since January 26, 2018. He has also served as the general manager and director of Mingda Tianjin since September 2015, a director of MD UK since October 2020, a director of Mansions since June 2021, and a director of MD German since February 2022. From May 2011 to September 2015, Mr. Li served as the deputy general manager of marketing for Mingda Tianjin. From January 2008 to April 2011, Mr. Li was the department director of eHouse China Tianjin Company. From June 2005 to August 2007, Mr. Li served as a department manager for Tianjin Yuxuan Consultant Co., Ltd. Mr. Li holds a bachelor’s degree in engineering from Tianjin University of Science and Technology, and a Master of Business Administration degree in International Business Management from IPAG Business School.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	UK
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	5
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B.	Compensation of Directors and Executive Officers

The PRC operating entities are required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment, and other statutory benefits. The PRC operating entities paid retirement and similar benefits for their officers and directors in the year ended December 31, 2022.

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

D.Employees

As of December 31, 2022, 2021, and 2020, we had approximately 11, 71, and 174 employees (including 0, 24, and 114 sales agents and 0, 4, and 13 sales associates) for Mingda Tianjin, and its branch offices and subsidiaries, which are all located in the PRC. As of December 31, 2022 and 2021, we had approximately one employee for our UK subsidiaries. None of our employees are subject to collective bargaining agreements governing their employment with us. We believe our employee relations are good.

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

	Ordinary Shares
	Beneficially Owned
	Number	Percent
Directors and Executive Officers (1) :
Siping Xu (2)	10,200,000	87.37%
Mengnan Wang	10,000	0.09%
Zhenlei Hu	0	0%
Liding Sun	0	0%
Yang Li	10,000	0.09%
Wei Guan	0	0%

All directors and executive officers as a group (6 persons):	10,220,000	87.55%

5% Shareholders (1):
Siping Xu (2)	10,200,000	87.37%
(1)	Unless otherwise indicated, the business address of each of the individuals is Fernie Castle, Letham, Cupar, Fife, KY15 7RU, United Kingdom.
(2)	Mr. Siping Xu, our Chief Executive Officer and chairman of the Board, is also the 100% owner of MDJH Ltd. that holds 10,200,000 Ordinary Shares.

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

We did not have any material transactions with related parties in 2022, 2021, and 2020.

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

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, MDJH Hong Kong, our UK subsidiary, MD UK, our German subsidiary, MD German, and our Japanese subsidiary, MD Japan. MDJH Hong Kong will rely on payments made from Mingda Tianjin to WFOE, pursuant to the VIE Agreements, and the distribution of such payments to MDJH Hong Kong; MD UK will rely on payments from its subsidiary Mansions. According to the PRC Enterprise Income Tax Law, such payments from subsidiaries to parent companies in China are subject to the PRC enterprise income tax at a rate of 25%. In addition, if Mingda Tianjin or its subsidiaries or branch offices incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Our German subsidiary, MD German, and Japanese subsidiary, MD Japan, have not commenced operation yet and have not established any payment arrangements with us as of the date of this report.

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

The U.S. Tax Cuts and Jobs Act (the “2017 Act”) signed on December 22, 2017, may have changed the tax consequences to U.S. shareholders that own, or are considered to own, as a result of the attribution rules, 10% or more of the voting power or value of the stock of a non-U.S. corporation (a “10% U.S. shareholder”) under the U.S. Federal income tax law applicable to owners of U.S. controlled foreign corporations (“CFCs”). We do not believe any of our shareholders, or of our subsidiaries, were CFCs, and the 2017 Act had no impact for the years ended December 31, 2022, 2021, and 2020. We are an exempted company incorporated in the Cayman Islands and conduct our primary business operations through the PRC operating entities in the PRC.

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

Thus, the dividends, if and when payable by the PRC operating entities to its offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by WFOE, the PRC operating entities to the offshore parent entity located in Hong Kong, would be subject to a 5% withholding tax rather than the statutory rate of 10%, provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. Our effective income tax rate was 0%, (0.66)%, and 10.56%, for the years ended December 31, 2022, 2021, and 2020, respectively. As a result, $0, $0, and $22,720 income tax were accrued for the years ended December 31, 2022, 2021, and 2020, respectively. Deferred tax adjustments of $3,020, $9,963, and $10,180 were recognized for the years ended December 31, 2022, 2021, and 2020 respectively.

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

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We believe that it is more likely than not that we and our offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because they do not meet some of the conditions outlined in SAT Notice 82. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the annual report. Therefore, we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

MDJH Hong Kong was incorporated in Hong Kong and does not conduct any substantial operations of its own. As such, under the Hong Kong tax laws, MDJH Hong Kong is exempted from income tax on its foreign-derived income and is not subject to withholding taxes on remittance of dividends. Since MDJH Hong Kong did not have any assessable profits for the years ended December 31, 2022, 2021, and 2020, no provision for Hong Kong profits tax has been made in the financial statements.

The United Kingdom Taxation

A UK company is subject to UK corporation tax on its income profits and capital profits. The rate of corporation tax for all companies is currently 19%. MD UK and Mansions, our UK subsidiaries, are registered in England and Wales and are subject to the 19% corporation tax, 20% of VAT, and employee’s income tax. The effective rate was (1.65%) and 8.14% for the years ended December 31, 2022 and 2021, respectively. The deferred tax adjustment was $3,020 and $(3,374) in 2022 and 2021, respectively.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 3. Key Information.”

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

To the extent that we need to convert U.S. dollars we receive from financing activities into Renminbi for our operations or other uses within the PRC, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our Ordinary Shares. As of December 31, 2022, our functional currency denominated cash balances of RMB512,716 be translated to $74,320 by using exchange rate of 6.8987 on December 31, 2022. Assuming a 1% appreciation of the U.S. dollar to RMB, $1=6.9677, the cash balance of RMB512,716 would be translated to $73,585. The cash balance presented in U.S. dollar would have decreased by $735.

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash. As of December 31, 2022 and 2021, we had cash in the amount of $1,433,158 and $5,744,078, respectively. Approximately $152,051 of our cash is maintained within the PRC. Per PRC regulations, the maximum insured bank deposit amount is approximately $72,000 (RMB500,000) for each financial institution. Among the cash maintained in the PRC, approximately $5,000 be considered as uninsured cash. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	Carrying
	Amount as of
	December 31,	One Year or
Non-derivative financial instruments	2022 in US$	Less	Over One Year
Trade and other payables	$313,086	$313,086	$—
Deferred income	20,179	20,179	—
Short-term loans payable	372,679	372,679	—
Total	$705,944	$705,944	$—

Interest Rate Risk

We have not used derivative financial instruments to hedge interest risk. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.0%, 0.9%, and 2.5%, in 2022, 2021, and 2020, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect the PRC operating entities and our business.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-226826) for our initial public offering, which was declared effective by the SEC on November 13, 2018. For initial public offering, we issued and sold an aggregate of 1,260,820 Ordinary Shares, at a price of $5 per Ordinary Share for approximately $6,304,100. The net proceeds raised from the initial public offering were $5,696,485.5 after deducting underwriting commissions and the offering expenses payable by us. Network 1 Financial Securities, Inc. was the underwriter of our initial public offering.

We incurred approximately $607,614.5 in expenses in connection with our initial public offering, which included approximately $333,765.6 in underwriting commissions for the initial public offering and approximately $273,848.9 in other costs and expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

In addition to above offering costs of $607,615, we incurred $1,522,601 in professional fees, which were direct costs in connection with the IPO. The net proceeds after total offering costs of $2,130,215 were $4,173,885. As of the date of this annual report, we have used $3,140,798 from the net proceeds to purchase real estate properties located in the UK. We intend to use the proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-226826). We also intend to use the proceeds to develop and expand our operations in the real estate development and hospitality markets in the UK and other European countries.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2022 were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

	For the Years Ended December 31,
	2022	2021
Audit fees (1)	$260,000	$200,000
Audit-Related fees (2)	25,000	—
Tax fees (3)	—	—
All other fees (4)	—	25,000
Total	$285,000	$225,000
(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of our comparative interim condensed financial statements.
(2)	Audit-related fees mean the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under audit fees above.
(3)	Tax fees mean the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(4)	All other fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

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
1.1

Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

1.2

Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

2.1

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

2.2

Description of the rights of each class of securities registered (incorporated by reference to Exhibit 2.2 of our Annual Report on Form 20-F (file No. 001-38768) filed with the Securities and Exchange Commission on April 19, 2022)

2.3

Form of indenture with respect to senior debt securities, to be entered into between registrant and a trustee acceptable to the registrant, if any (incorporated by reference to Exhibit 4.6 of our Registration Statement on Form F-3/A (file No. 333-261347) filed with the Securities and Exchange Commission on January 28, 2022)

2.4

Form of indenture with respect to subordinated debt securities, to be entered into between registrant and a trustee acceptable to the registrant, if any (incorporated by reference to Exhibit 4.7 of our Registration Statement on Form F-3/A (file No. 333-261347) filed with the Securities and Exchange Commission on January 28, 2022)

4.1

Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

4.2

Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

4.3

Exclusive Business Cooperation Agreement dated April 28, 2018, between WFOE and Mingda Tianjin (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

4.4

Share Pledge Agreement dated April 28, 2018, between WFOE, Beneficial Owners, and Mingda Tianjin (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

4.5

Exclusive Option Agreement dated April 28, 2018, between WFOE, Beneficial Owners, and Mingda Tianjin (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

4.6

Powers of Attorney dated April 28, 2018, between WFOE, Beneficial Owners, and Mingda Tianjin (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

4.7

Lease Agreement dated December 31, 2018 by and between Mingda Tianjin and Ping Han (incorporated by reference to Exhibit 4.7 of our Annual Report on Form 20-F (file No. 001-38768) filed with the Securities and Exchange Commission on April 28, 2020)

4.8

Joint Venture Shareholders’ Agreement dated August 4, 2021 by and among MD UK, Ocean Tide, and Mingzhe Zhang (incorporated by reference to Exhibit 10.1 of our Report of Foreign Private Issuer on Form 6-K (file No. 001-38768) filed with the Securities and Exchange Commission on August 11, 2021)

4.9

Offer to Sell from Braveheart to MD UK dated August 3, 2022 (incorporated by reference to Exhibit 10.1 of our Report of Foreign Private Issuer on Form 6-K (file No. 001-38768) filed with the Securities and Exchange Commission on August 5, 2022)

4.10

Contract for the Sale of Freehold Land between Pioneer and MD UK dated December 6, 2022 (incorporated by reference to Exhibit 10.1 of our Report of Foreign Private Issuer on Form 6-K (file No. 001-38768) filed with the Securities and Exchange Commission on December 9, 2022)

4.11*	Site Rental and Incubation Agreement dated February 10, 2023 by and between Mingda Tianjin and Tianjin Xin Sanlingsan Park Management Co., Ltd.
8.1*	List of subsidiaries of the Registrant
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
101*

The following financial statements from the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial

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

Date: April 24, 2023

MDJM LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MDJM LTD

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MDJM LTD, its subsidiaries and consolidated variable interest entities (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York
April 24, 2023

MDJM LTD and Subsidiaries

Consolidated Balance Sheets

	December 31,	December 31,
	2022	2021

Assets

Current Assets
Cash, cash equivalents, and restricted cash	$1,433,158	$5,744,078
Accounts receivable, net of allowance for doubtful accounts of $231,937 and $76,462, respectively	967,819	2,137,711
Prepaid expenses	26,721	29,031
Other receivables	64,023	98,594
Total Current Assets	2,491,721	8,009,414

Property and equipment, net	3,129,884	49,012

Other Assets
Deferred tax assets	11,121	15,382
Operating lease assets, net	—	224,127
VAT credit	2,349	—
Receivable from related parties	—	71,035
Total Other Assets	13,470	310,544

Total Assets	$5,635,075	$8,368,970

Liabilities and Equity

Current Liabilities:
Accounts payable and accrued liabilities	$313,086	$1,028,210
VAT and other taxes payable	—	136,126
Deferred income	20,179	23,091
Operating lease liabilities, current	—	162,735
Short-term loans payable	372,679	—
Total Current Liabilities	705,944	1,350,162
Long-term operating lease liabilities	—	61,392
Total Liabilities	705,944	1,411,554
Equity:
Ordinary shares: 50,000,000 shares authorized, par value: $0.001 per share, 11,675,216 and 11,675,216 shares issued and outstanding as of December 31, 2022 and 2021, respectively	11,675	11,675
Additional paid in capital	6,845,394	6,845,394
Statutory reserve	327,140	327,140
Retained earnings	(2,202,990)	(282,791)
Accumulated other comprehensive (loss) income	(52,088)	62,903
Total MDJM Ltd shareholders’ equity	4,929,131	6,964,321
Noncontrolling interest	—	(6,905)
Total Liabilities and Equity	$5,635,075	$8,368,970

The accompanying notes are an integral part of these consolidated financial statements.

MDJM LTD and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Years Ended December 31,

	2022	2021	2020

Revenue	$450,634	$4,466,233	$5,868,725

Operating Expenses:
Selling expenses	10,219	47,480	95,207
Payroll, payroll taxes and others	1,370,972	5,554,186	4,668,507
Professional fees	555,657	460,274	404,850
Operating leases expenses	—	117,686	116,532
Depreciation and amortization	36,243	24,910	21,996
Allowance for doubtful accounts, net	165,464	59,625	3,786
Other general and administrative	261,610	471,557	316,989
Total Operating Expenses	2,400,165	6,735,718	5,627,867

Loss from Operations	(1,949,531)	(2,269,485)	240,858

Other Income (Expense):
Gain on sale of asset	10,954	—	—
Gain (loss) on foreign currency transactions	43,548	(14,402)	(31,109)
Loss on deconsolidation	(240,431)	(8,350)	—
Interest (expense) income	(31,615)	2,094	68,701
Other income	16,011	47,340	8,343
Total Other Income (Expense)	(201,533)	26,682	45,935

Income (Loss) before income tax	(2,151,064)	(2,242,803)	286,793
Income tax	(3,020)	(9,963)	(32,900)
Net income (loss)	(2,154,084)	(2,252,766)	253,893
Net loss attributable to noncontrolling interest	—	(7,048)	(4,146)
Net income (loss) attributable to MDJM Ltd ordinary shareholders	$(2,154,084)	$(2,245,718)	$258,039

Net income (loss) per ordinary share attributable to MDJM Ltd ordinary shareholders – basic and diluted	$(0.18)	$(0.19)	$0.02

Weighted-average shares outstanding, basic and diluted	11,675,216	11,675,216	11,652,882

Comprehensive income (loss):
Net Income (loss)	$(2,154,084)	$(2,252,766)	$253,893
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustments	(101,200)	94,694	251,919
Total other comprehensive income (loss)	(2,255,284)	(2,158,072)	505,812
Comprehensive income (loss) attributable to non-controlling interest	—	143	9,132
Comprehensive income (loss) attributable to MDJM Ltd ordinary shareholders	$(2,255,284)	$(2,158,215)	$496,680

The accompanying notes are an integral part of these consolidated financial statements.

MDJM LTD and Subsidiaries

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2022, 2021, and 2020

						Accumulated
	Ordinary Shares					Other
	Number of	Amount of	Additional Paid in		Retained	Comprehensive	Noncontrolling
	Ordinary Shares	Ordinary Shares	Capital	Statutory Reserve	Earnings (Deficits)	Income (Loss)	Interest	Total Equity
Balance – December 31, 2019	11,640,820	$11,641	$6,734,681	$262,954	$1,948,804	$(280,345)	$(178,806)	$8,498,929
Proceeds from Regulation S Offering – August 26, 2020, net of cost $2,760	34,396	34	110,713	—	—	—	—	110,747
Comprehensive income (loss):
Net income	—	—	—	64,186	193,853	—	(4,146)	253,893
Other comprehensive income (loss), net of tax:								—
Change in foreign currency translation adjustment	—	—	—	—	—	242,787	9,132	251,919
Balance – December 31, 2020	11,675,216	$11,675	$6,845,394	$327,140	$2,142,657	$(37,558)	$(173,820)	$9,115,488
Comprehensive income (loss):
Deconsolidated of noncontrolling interest	—	—	—	—	(179,730)	—	179,730	—
Net loss	—	—	—	—	(2,245,718)	—	(7,048)	(2,252,766)
Other comprehensive income (loss), net of tax:								—
Change in foreign currency translation adjustment	—	—	—	—	—	100,461	(5,767)	94,694
Balance – December 31, 2021	11,675,216	$11,675	$6,845,394	$327,140	$(282,791)	$62,903	$(6,905)	$6,957,416
Comprehensive income (loss):
Acquired noncontrolling interest	—	—	—	—	(7,048)	143	6,905	—
Deconsolidated of Suzhou	—	—	—	—	240,933	(13,934)	—	226,999
Net loss	—	—	—	—	(2,154,084)	—	—	(2,154,084)
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment						(101,200)		(101,200)
Balance – December 31, 2022	11,675,216	$11,675	$6,845,394	$327,140	$(2,202,990)	$(52,088)	$—	$4,929,131

The accompanying notes are an integral part of these consolidated financial statements.

MDJM LTD and Subsidiaries

Consolidated Statements of Cash Flows

For the Years ended December 31,

	2022	2021	2020

Cash Flows from Operating Activities:
Net income (loss)	$(2,154,084)	$(2,252,766)	$253,893
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	36,243	24,910	21,996
Changes in allowance for doubtful accounts	165,464	59,625	3,786
(Gain) loss on foreign currency transactions	(43,548)	14,402	31,109
Gain on sale of asset	(10,954)	—	—
Loss on deconsolidation	240,431	8,350	—
Non cash operating lease expense	—	103,459	92,621
Non cash interest expense (income)	21,241	5,327	(5,926)
Changes in deferred tax assets	3,020	9,963	10,180
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivables	815,839	1,969,361	(1,676,789)
Decrease (increase) in other receivables	(2,788)	16,190	24,282
Decrease (increase) in prepaid expense	5,914	(2,664)	38,346
(Decrease) increase in accounts payable and accrued expenses	(537,442)	(162,279)	622,118
(Decrease) increase in VAT and other tax payable	(125,453)	(85,526)	87,761
Increase in operating lease liabilities	—	(46,474)	(92,621)
(Decrease) increase in deferred income	(1,000)	3,841	(8,889)
Net Cash Used in Operating Activities	(1,587,117)	(334,281)	(598,133)

Cash Flows from Investing Activities:
Acquisition of real property and improvements in UK	(3,095,291)	—	—
Purchase of office equipment and software	(45,507)	(6,600)	(13,416)
Repayment from (advance to) related parties	—	(71,035)	—
Proceeds from disposal of asset	30,607	—	—
Loan repayment received	742	23,724	14,492
Net Cash (Used in) Provided by Investing Activities	(3,109,449)	(53,911)	1,076

Cash Flows from Financing Activities:
Proceeds from Regulation S offering – August 26, 2020, net of offering costs of $2,760	—	—	110,747
Proceeds from short term loans	381,754	—	—
Net Cash Provided by Financing Activities	381,754	—	110,747

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	4,288	22,224	44,326

Net decrease in cash, cash equivalents and restricted cash	(4,310,524)	(365,968)	(441,984)
Cash, cash equivalents, and restricted cash – beginning of the period *	5,743,682	6,110,046	6,552,677
Cash, cash equivalents, and restricted cash – end of the period	$1,433,158	$5,744,078	$6,110,693

*$5,744,078-$396 (deconsolidated amount) =$5,743,682

Cash and cash equivalents	$1,358,838	$4,796,299	$4,976,527
Restricted foreign currency	74,320	947,779	1,134,166
Total cash, cash equivalents, and restricted cash	$1,433,158	$5,744,078	$6,110,693

Supplemental Disclosure Cash Flow Information:
Cash paid for:
Interest	$5,256	$—	$—
Income taxes	$—	$23,553	$39

The accompanying notes are an integral part of these consolidated financial statements.

MDJM LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

MDJM LTD (the “Company” or “MDJM”) was incorporated on January 26, 2018, under the laws of the Cayman Islands as an exempted company under the name of MDJLEAD LTD. Effective on May 7, 2018, the Company changed its corporate name to MDJM LTD. The Company, through its subsidiaries and the consolidated variable interest entity (the “VIE”), is principally engaged in providing end-to-end services in the life cycle of a residential real estate project, including primary real estate agency services, real estate consulting services, and training and evaluation with respect to primary agency sales services in the People’s Republic of China (the “PRC”). The Company engages in the hotel and restaurant businesses in the United Kingdom (the “UK”). In 2022, the Company, through its subsidiaries in the UK, acquired two real estate properties located in the UK, which are remodeled as hotels with restaurant facilities. The Company or MDJM, and its subsidiaries and the consolidated VIE are also collectively referred to as the “Group,” or where appropriate, the terms the “Group,” “we,” “our,” or “us” also refer to MDJM or the Company and its subsidiaries and the consolidated VIE as a whole.

MDJCC Limited (“MDJM Hong Kong”) was incorporated on February 9, 2018, under the laws of Hong Kong. MDJM owned 100% interest of MDJM Hong Kong.

MD Local Global Limited (“MDJM UK”) was incorporated in the UK under the Companies Act 2006 as a private company on October 28, 2020, and it is registered in England and Wales. MDJM owned 100% interest of MDJM UK.

Mansions Catering and Hotel LTD (“Mansions,” formerly known as Mansions Estate Agent Ltd) was incorporated pursuant to England laws as a limited company on June 15, 2021, to conduct residential property management and real estate agencies business. At the time of incorporation, MD UK held 51% of the equity interest in Mansions, Ocean Tide Wealth Limited, a specialist mortgage broker in the United Kingdom held 41% of the equity interest was held by Ocean Tide Wealth Limited, a specialist mortgage broker in the United Kingdom, and Mingzhe Zhang, an individual held the remaining 8%. On May 20, 2022, MD UK acquired the 41% ownership interests from Ocean Tide Wealth Limited with a consideration of one British pound sterling. On May 20, 2022, MD UK acquired the 8% ownership interests from Mingzhe Zhang with a consideration of one British pound sterling. After the acquisition, MD UK has held 100% ownership interests in Mansions.

On January 14, 2022, Mingda Jiahe Development Investment Co., Ltd (“MD Japan”) was incorporated pursuant to Japanese laws. MDJM holds 100% of the equity interest in MD Japan. For the year ended December 31, 2022, MD Japan incurred professional fees of $24,084 relating to the entity establishment in Japan and did not generated any revenue.

On February 16, 2022, MD Lokal Global GmbH (“MD German”) was incorporated pursuant to German laws. MDJM holds 100% of the equity interest in MD German. For the year ended December 31, 2022, MD German incurred professional fees of $41,236 relating to the entity establishment in Germany and did not generated any revenue.

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

The following table lists the wholly-owned subsidiaries and the consolidated VIE of the Company:

	Date of	Place of	Percentage of
Name of the Company	Incorporation	Incorporation	Ownership
MDJM Hong Kong	February 9, 2018	Hong Kong	100%
MDJM UK	October 28, 2020	England and Wales	100%
Mansions	June 15, 2021	England and Wales	100%
MD Japan	January 14, 2022	Japan	100%
MD German	February 16, 2022	Germany	100%
Mingda Beijing (WFOE)	March 9, 2018	PRC	100%
Mingda Tianjin (VIE)	September 25, 2002	PRC	VIE

VIE Arrangements

PRC regulations currently prohibit or restrict foreign ownership of companies that provide services in certain industries. To comply with these regulations, on April 28, 2018, Mingda Beijing entered into a series of contractual arrangements with Mingda Tianjin and shareholders of Mingda Tianjin (collectively, the “VIE Agreements”). Due to PRC legal restrictions on foreign ownership in the real estate sector, neither the Company nor its subsidiaries own any equity interest in Mingda Tianjin. Instead, for accounting purposes, the Company controls and receives the economic benefits of Mingda Tianjin’s business operation through the VIE Agreements, which enable the Company to consolidate the financial results of the VIE and its subsidiaries in the Company’s consolidated financial statements under the generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Agreements that Transfer Economic Benefits of Mingda Tianjin

On April 28, 2018, Mingda Beijing entered into an “Exclusive Business Cooperation Agreement” (the “Business Agreement”) with Mingda Tianjin. Pursuant to the Business Agreement, Mingda Beijing will provide a series of consulting and technical support services to Mingda Tianjin and is entitled to receive 100% of Mingda Tianjin’s net income after deduction of required PRC statutory surplus reserve as a service fee. The service fee is paid annually or at any such time agreed by Mingda Beijing and Mingda Tianjin. The term of this Business Agreement is valid for 10 years upon execution of the agreement and may be extended or terminated prior to the expiration date at will of Mingda Beijing. Unless expressly provided by the Business Agreement, without prior written consent of Mingda Beijing Mingda Tianjin may not engage any third party to provide the services offered by Mingda Beijing under the agreement.

Agreements that Enable the Company to Control and Receive the Economic Benefits of Mingda Tianjin’s Business Operation for Accounting Purposes

On April 28, 2018, each of the shareholders of the Mingda Tianjin entered into an “Exclusive Call Option Agreement” (collectively, the “Option Agreements”) with Mingda Beijing. Pursuant to the Option Agreements, each of the shareholders of Mingda Tianjin granted an irrevocable and unconditional option to Mingda Beijing or its designees to acquire all or part of such shareholder’s equity interests in Mingda Tianjin at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in Mingda Tianjin will be equal to the registered capital of Mingda Tianjin, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. The Option Agreements are valid for 10 years upon execution of the agreements and may be extended prior to the expiration date at will by Mingda Beijing.

On April 28, 2018, each of the shareholders of Mingda Tianjin also entered into an “Equity Pledge Agreement” (collectively, the “Pledge Agreements”) with Mingda Beijing. Pursuant to the Pledge Agreements, the shareholders pledged their respective equity interests in Mingda Tianjin to guarantee the performance of the obligations of the VIE. Mingda Beijing, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the Pledge Agreements, each of the shareholders of Mingda Tianjin cannot transfer, sell, pledge, dispose of, or otherwise create any new encumbrance on their respective equity interests in Mingda Tianjin without the prior written consent of Mingda Beijing. The equity pledge right will expire when the exclusive business cooperation between Mingda Beijing and Mingda Tianjin is terminated and all service fees are paid. The equity pledges of Mingda Tianjin have been registered with the relevant local branch of the State Administration for Industry and Commerce.

Risks in Relation to the VIE Structure

The Company believes that the VIE Agreements are in compliance with the PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the VIE Agreements and the interests of the shareholders of the VIE may diverge from those of the Company and that may potentially increase the risk that such shareholders would seek to act inconsistently with the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so.

The Company’s ability to, for accounting purposes, control and receive the economic benefits of Mingda Tianjin’s business operation through the VIE Agreements, and to consolidate the financial results of the VIE and its subsidiaries in its consolidated financial statements, also depends on the power of attorney Mingda Beijing has to vote on all matters requiring shareholder approval in the VIE. The Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the VIE Agreements were found to be in violation of any existing PRC laws and regulations, the Company may be subject to fines or other actions. The Company does not believe such actions would result in the liquidation or dissolution of the Company, Mingda Beijing, or the VIE.

The Company, through its subsidiaries and the VIE Agreements, has (1) the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (2) the right to receive benefits from the VIE. Accordingly, the Company is the primary beneficiary of the VIE and has consolidated the financial results of the VIE.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The Company’s consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE, and the branch offices of the VIE. All significant inter-company accounts and transactions have been eliminated on consolidation.

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

Mingda Tianjin has the following branch offices, which have been included in the accompanying consolidated financial statements:

Percentage
	Date of	Place of	of
Name of the Subsidiaries Owned by VIEs	Incorporation	Incorporation	Ownership
Mingdajiahe (Tianjin) Co., Ltd. Suzhou Branch	October 13, 2017	Suzhou, China	N/A
Mingdajiahe (Tianjin) Co., Ltd. Chengdu Branch	June 24, 2019	Chengdu, China	N/A

Mingdajiahe (Tianjin) Co., Ltd. Suzhou Branch was dissolved in October 2022. Consequently, a $240,431 loss on deconsolidation was recorded in the year ended December 31, 2022.

Mingda Tianjin included the following branch offices and/or subsidiaries in previous consolidated financial statements. These offices and subsidiaries were dissolved in 2021 and deconsolidated from the accompanying consolidated financial statements for the year ended December 31, 2021.

			Percentage
	Date of	Place of	of
Name of the Deconsolidated Subsidiaries Owned by VIEs	Incorporation	Incorporation	Ownership
Tianjin Mingdajiahe Real Estate Co., Ltd. Yangzhou Branch	October 18, 2017	Yangzhou, China	N/A
Xishe (Tianjin) Business Management Co., Ltd.	October 20, 2017	Tianjin, China	100%
Xishe (Tianjin) Culture and Media Co., Ltd.	July 25, 2018	Tianjin, China	100%
Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd.	March 9, 2018	Tianjin, China	51%

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

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date;

Level 2 – Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data; and

Level 3 – Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

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

The Group maintains cash and cash equivalents with various commercial banks within the PRC. Cash in the PRC denominated in RMB may not be freely transferable to out of the PRC because of exchange control regulations or other reasons. Such restricted cash amounted to $74,320 and $947,779 as of December 31, 2022 and 2021, respectively. The Company has not experienced any losses in the bank accounts and believes it is not exposed to any risks on its cash held in PRC banks.

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

Classification	Estimated Useful Life
Buildings	50 years
Building fixtures and furniture	4 to 10 years
Office Equipment and Fixtures	3 to 5 years
Software	2 or 10 years
Vehicles	4 or 5 years

Revenue Recognition

The Group adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”). The Group determines revenue recognition through the following five steps: (1), identification of the contract, or contracts, with a customer, (2), identification of the performance obligations in the contract, (3), determination of the transaction price, (4), allocation of the transaction price to the performance obligations in the contract; and (5), recognition of revenue when, or as, we satisfy a performance obligation.

The operating entities’ service contracts typically include the terms of parties, services to be provided, service covered period, details of service fee calculation, and terms or conditions when services are to be paid. The performance obligation of the operating entities is clearly defined as to sale of real properties specified in the contracts. The performance obligation is satisfied when at the point of closing of the sales contract with each property buyer is completed and, when the developer receives the proceeds from the sales (cash and/or bank loans). The commission fee is determined based on the total value of property sold multiplied by the commission rate agreed upon in the contracts. The commission rates vary among developers. The payment terms also vary with certain developers dividing the contracts into several phases and making payment when a phase has been completed. These variable considerations will not change the calculation of commission fee. The transaction price is determined based on the commission rate and properties sold.

The Group’s major revenue is generated by commission fees from selling real estate properties since its inception. Commission revenue from property brokerage is recognized when: (i) the operating entities have completed its performance obligation to sell properties per contract, (ii) the property developer and the buyer completed a property sales transaction and the developer received full or partial amount of proceeds from the buyer or full payment from the banker if mortgaged, and (iii) the property developer granted confirmation to the operating entities to issue an invoice per contract. The Group recognizes revenue net of value added taxes (“VAT”).

The Group did not handle any monetary transactions nor act as an escrow intermediary between the developers and the buyers.

Certain sales contracts allow developers to withhold a certain percentage of the total commission for a certain period as a risk fund to cover potential damages caused by sales activities of the operating entities. In these circumstances, the Group will not determine that the operating entities’ performance obligations have been fulfilled until the withholding period has passed. Since the amount being withheld is the risk of loss from the sales transaction, the Group records the amount withheld by developers as deferred income and will recognize the income when the withholding period has passed, and the amount withheld is confirmed by the developers.

The Group engages in the business of managing rental property via its UK subsidiary Mansions commenced in August 2021. Mansions receives a one-time referral fee from tenants, based on a certain percentage of total leased value of lease agreement. The Group recognizes the revenue, when: a) the lease agreement is executed, and b) the tenant made its first payment. Mansions also provides management services to tenants and collects service fees. Management service fees are recognized on a monthly basis. The prepayment of monthly service fee is recorded as deferred income.

Additionally, the Group provides consulting services to its clients, such as training, design and marketing. Revenue recognized from consulting is net of VAT.

Segment

ASC 280 “Segment Reporting” requires a public entity to report separately information about an operating segment that meets any of the following quantitative thresholds: (a) its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments;and (b) the absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of either: 1. the combined reported profit of all operating segments that did not report a loss, 2. the combined reported loss of all operating segments that did report a loss; (c) its assets are 10 percent or more of the combined assets of all operating segments. Operating segments that do not meet any of the quantitative thresholds may be considered reportable, and separately disclosed, if management believes that information about the segment would be useful to readers of the financial statements. A company's operating segments are defined as components of the company that engage in business activities that generate revenue and incur expenses, and whose results are regularly reviewed by the company's chief operating decision maker in deciding how to allocate resources and assess performance.

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

The UK government will charge VAT on business services and commission. The standard VAT rate is 20%. All income of Mansion Estate in UK will be subject to VAT. The Company accrues VAT payable when revenue is recognized.

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

Marketing and Advertising Expenses

Marketing and advertising expenses consist primarily of marketing planning fees and advertisements expenses used for targeted property sales. The Group expenses all marketing and advertising costs as incurred and records these costs within “Selling expenses” on the consolidated statements of operations when incurred. The Group did not incur such expenses for the years ended December 31, 2022, 2021, and 2020, respectively.

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

The Group only recognizes tax liabilities related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the Group recognizes the largest amount of tax liabilities that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. There were no such tax liabilities recognized in the accompanying consolidated financial statements. The Group records interest and penalties as a component of income tax expense. There were no such interest and penalties for the years ended December 31, 2022, 2021, and 2020, respectively.

Non-Controlling Interest

Noncontrolling interest is classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of the Company from the interest of the noncontrolling interest holder. Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd. was 49% owned by an unrelated third party as of December 31, 2020 and 2019, respectively. Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd.was dissolved in 2021 and deconsolidated from the consolidated financial statements ended on December 31, 2021. Mansions was 49% owned by two unrelated parties as of December 31, 2021. On May 20, 2022, the Company acquired the 49% equity interests owned by the two unrelated parties.

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

The Group has a total of 126,082 underwriter’s warrants outstanding as of December 31, 2022 and 2021. The underwriter’s warrants are exercisable at a price of $6.25. As of December 31, 2022, and 2021, the Group’s closing stock price was $1.51 and $1.78, which had no dilutive impact. For the years ended December 31, 2022 and 2021, the Company incurred net losses, and all potentially dilutive securities are excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact. The underwriter’s warrants will expire on November 13, 2023.

	December 31,	December 31,
	2022	2021
Numerator for earnings per share:
Net loss attributable to the Company’s ordinary shareholders	$(2,154,084)	$(2,245,718)
Denominator for basic and diluted earnings per share:
Basic and weighted average ordinary shares	11,675,216	11,675,216
Per share amount
Per share – basic and diluted	$(0.18)	$(0.19)

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

	December 31,	December 31,	December 31,
1 US$ = RMB	2022	2021	2020

At end of the period – RMB	6.8987	6.3524	6.5378
Average rate for the period ended – RMB	6.7347	6.4491	6.9003

1 US$ = GBP
At end of the period – GBP	0.8315	0.7419	—
Average rate for the period ended – GBP	0.8121	0.7327	—

The financial records of certain of the Company’s subsidiaries and the VIE are maintained in local currencies other than the U.S. dollar, such as RMB in the PRC and GBP in the UK, which are their functional currencies. Transactions denominated in currencies other than the functional currency are recorded at the rates of exchange prevailing when the transactions occur. Transaction gains and losses are recognized in the consolidated statements of operations and comprehensive income (loss). There were $43,548, ($14,402), and $(31,109) transaction gain, (loss), and (loss) recorded for the years ended December 31, 2022, 2021, and 2020, respectively.

Concentration Risk

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. All of the Company’s cash in the PRC is maintained with state-owned banks within the PRC. Per PRC regulations, the maximum insured bank deposit amount is approximately $72,000 (RMB500,000 at the December 31, 2022 exchange rate) for each depositor. The Company’s total unprotected cash in the PRC banks amounted to approximately $5,225 and $2,268,000, as of December 31, 2022 and 2021, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

The Company’s subsidiary in the UK has bank accounts in the UK. Customer deposits held by banks, building societies and credit unions (including in Northern Ireland) in UK establishments that are authorized by the Prudential Regulation Authority (PRA) are protected by the Financial Services Compensation Scheme (FSCS) up to GBP85,000, which was approximately $102,000 (translated at the December 31, 2022 exchange rate). The Company’s total unprotected cash in bank amounted to approximately $1,135,013 and $2,913,000, as of December 31, 2022 and 2021, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts

Deconsolidation

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

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, excluding entities eligible to be smaller reporting company. For all other entities, the requirements are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. ASU 2016-13 has been amended by ASU 2019-04, ASU 2019-05, and ASU 2019-11. For entities that have not yet adopted ASU No. 2016-13, the effective dates and transition methodology for ASU 2019-04, ASU 2019-05, and ASU 2019-11 are the same as the effective dates and transition methodology in ASU 2016-13. The Group did not adopt this standard yet due to the status of smaller reporting company. The Group plans to adopt this standard for the year beginning January 1, 2023. We do not expect the adoption of this standard will have a material impact on the Group’s consolidated financial statements.

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

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable are primarily agent service fee receivable due from the customers – real estate developers and are recognized and carried at the amount billed to a customer, net of allowance for expected loss from doubtful accounts.

As of December 31, 2022 and 2021, accounts receivable and allowance for doubtful accounts consisted of the following:

	December 31,	December 31,
	2022	2021
Accounts receivable	$1,199,756	$2,214,173
Allowance for doubtful accounts	(231,937)	(76,462)
Accounts receivable, net	$967,819	$2,137,711

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

The Group will reserve 5% of allowance for accounts receivable ages from seven months to 12 months and reserve 20% of allowance for accounts receivable ages over 365 days. As of December 31, 2022, the Group reserved $231,937 of allowance for doubtful accounts. As of December 31, 2021, the Group reserved $76,462 of allowance for doubtful accounts. The increase of allowance in 2022 was resulted from one client. The Group had adopted legal action to collect balance of receivable from this customer.

Major Customers

For the year ended December 31, 2022, the Group had one major customer (project), Ge Diao Ping Yuan. Revenue from this customer was approximately 79% of the Group’s total revenue. The accounts receivable from this customer (project) were $80,159, as of December 31, 2022.

For the year ended December 31, 2021, the Group had three major customers (projects). Revenue from each of these customers was over 10% of its total revenue. Revenue from these top three customers represented approximately 67% of the total revenue, with 34%, 23%, and 10%, respectively, from Ge Diao Ping Yuan, Taida Shang Qing Cheng, and Ge Diao Liu Yuan. The accounts receivable from these three customers (projects) were $737,476, $1,116,552, and $10,643, respectively, as of December 31, 2021.

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

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31,	December 31,
	2022	2021

Land and buildings	$2,972,256	$—
Building fixtures and furniture	128,448	—
Office Equipment and Fixtures	35,160	99,404
Software	17,413	18,910
Auto	39,033	48,376
Total	3,192,310	166,690
Less accumulated depreciation	(62,426)	(117,678)
Property and equipment, net	$3,129,884	$49,012

For the years ended December 31, 2022 and 2021, depreciation expenses were $36,243 and $24,910, respectively.

During the year ended December 31, 2022, the Group disposed the following assets and realized a net gain of $10,954:

	Total
	Disposed		Office
	Assets	Auto	Equipment
Cost	$103,360	$45,630	$57,730
Accumulated depreciation	(83,707)	(30,705)	(53,002)
Cash received	(30,607)	(29,697)	(910)
Net (gain) loss	$(10,954)	$(14,772)	$3,818

NOTE 5 – INCOME TAX AND DEFERRED TAX ASSETS

The Company and its subsidiaries and the VIE have no presence in the United States and does not conduct business in the United States, so no United States income tax is imposed upon the Company and its subsidiaries and the VIE.

MDJM was incorporated under the laws of the Cayman Islands. Under the current laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

MDJM Hong Kong was incorporated under the laws of Hong Kong and is subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. MDJM Hong Kong did not have significant activities in Hong Kong for the years ended December 31, 2022, and 2021, respectively.

MDJM UK and Mansion Estate were incorporated in the UK. A UK company will be subject to UK corporation tax on its income profits and capital profits. The normal rate of corporation tax is 19% for the financial year beginning April 1, 2021 and will be maintained at this rate for the financial year beginning April 1, 2022.

The Group conducts its business in the PRC through its subsidiaries and the VIE. The operating entities located in the PRC are subject to PRC income taxes, a standard tax rate of 25%. At the beginning of 2019, China State Administration of Taxation issued a income tax abatement policy to small business with taxable income less than RMB3 million, number of employees less than 300, and total assets less than RMB50 million for the tax periods from January 1, 2019 to December 31, 2021. According to the tax abatement policy, the income tax rate was reduced to 5% for small business with taxable income less than RMB1 million, the income tax rate was reduced to 10% for small business with taxable income from RMB1 million to RMB3 million. In 2022, a new tax abatement policy was issued. From January 1, 2022 to December 31, 2022, the income tax rate was 2.5% for small business with taxable income under RMB1 million; and from January 1, 2022 to December 31, 2024, income tax rate will be 5% for small business with taxable income between RMB1 million to RMB3 million. The Group is qualified to receive the above tax abatement.

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

As of December 31, 2022, the Group had net operating losses of approximately $3,811,000 carried forward in the PRC operation and net operating losses of approximately $221,000 carried forward in the UK operation. The management believes these losses are more likely than not to be used to offset future operating income, and, therefore, the full amount of valuation is provided.

Significant components of the Company’s deferred tax assets consisted of accounts receivable, net, and valuation allowance. The deferred tax assets were $11,121 and $15,382 as of December 31, 2022 and 2021, respectively. Significant components of the Group’s deferred tax assets consist of following:

	December 31,	December 31,
	2022	2021
Deferred tax items
Accounts receivable, net	$17,602	$19,115
Net operating loss – UK	—	3,305
Valuation allowance	(6,481)	(7,038)
Deferred tax assets, net	$11,121	$15,382

The provision for income tax for the years ended December 31, 2022 and 2021 were summarized as follows:

	December 31,	December 31,
	2022	2021
Current	$—	$—
Deferred tax adjustment	(3,020)	(9,963)
Total income tax	$(3,020)	$(9,963)

Reconciliation of the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2022 and 2021, respectively, were as follows:

China	2022	2021
Hong Kong statutory income tax rate	16.50%	16.50%
Valuation allowance recognized with respect to the loss in Hong Kong Company	(16.50)%	(16.50)%
PRC statutory income tax rate	25.00%	25.00%
Effect of income tax exemptions and reliefs in the PRC companies	(25.00)%	(25.00)%
Effect of valuation and deferred tax adjustments	0.00%	(0.66)%
Effective rate	0.00%	(0.66)%

United Kingdom
UK statutory income tax rate	19.00%	19.00%
Valuation allowance recognized with respect to the loss in UK	(19.00)%	(10.86)%
Effect of valuation and deferred tax adjustments	(1.65)%	0.00%
Effective rate	(1.65)%	8.14%

Aggregate undistributed earnings of the Company’s subsidiaries, the VIE, and the VIE’s subsidiaries located in the PRC that are available for distribution on December 31, 2022 and December 31, 2021 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Company that is outside of the PRC. The Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of December 31, 2022, the Company had not declared any dividends.

As of December 31, 2022, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. As of December 31, 2022, income tax returns for the tax years ended December 31, 2017 through December 31, 2021 remained open for statutory examination by PRC tax authorities.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s consolidated financial statements as of December 31, 2022. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases in its liability for unrecognized tax benefit within the next 12 months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $15,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion.

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2022 and 2021.

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following as of December 31, 2022 and 2021:

	2022	2021

Payroll and social security payable	$42,805	$167,470
Bonus payable	109,829	774,571
Other payables and accrued liabilities	160,452	86,169
Total Accounts Payable and Accrued Liabilities	$313,086	$1,028,210

NOTE 7 – VAT AND OTHER TAXES PAYABLE

VAT and other taxes payable consisted of the following as of December 31, 2022 and 2021:

	2022	2021

VAT payable	$—	$121,602
Surcharge and fees	—	14,524
Income tax payable	—	—
Total VAT and Other Taxes Payable	$—	$136,126

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

NOTE 8 – LEASES

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

The Group had one long-term lease, which became effective on January 1, 2019, and will expire on December 31, 2023. The Group adopted the new accounting standard ASC 842 effective January 1, 2019. The Group used 4.35%, the Chinese bank long-term lending annual rate for a typical five-year lease as an incremental borrowing rate, in determining the present value of future lease payments. The same rate was used as the discount rate to measure the lease liability at January 1, 2019, the date of adoption. At initial measurement, the Group recorded a non-cash ROU asset of $479,744 (RMB3,342,278 translated at the December 31, 2019 exchange rate, and a noncash lease liability of $479,744 (RMB3,342,278 translated at the December 31, 2019 exchange rate). On May 31, 2022, the Group terminated the lease agreement with the landlord. There was no penalty related to the termination of the lease.

A summary of operating lease right-of-use assets and liabilities as of December 31, 2022 and 2021 were as follows:

Operating Lease Assets
	2022	2021
Main offices operating lease assets – initial measurement	$—	$479,744
Less: accumulated amortization	—	(275,382)
Foreign exchange effects	—	19,765
Operating Lease Assets, net	$—	$224,127
	—
Operating Lease Liabilities	—
Total operating lease liabilities – initial measurement	$—	$479,744
Accrued interest	—	41,124
Accumulated payment to liabilities	—	(316,506)
Foreign exchange effects	—	19,765
Total operating lease liabilities	—	224,127
Less: operating lease liabilities, current	—	(162,735)
Long-term Operating Lease Liabilities	$—	$61,392

The Group will lease temporary office spaces used for ongoing projects based on the needs. These leases are normally with terms of 12 months or less, and an option of renewing. Due to the temporary nature of these office spaces, the Group typically only includes the initial lease term in its assessment of a lease arrangement. Options to extend a lease are not included in the Group’s assessment unless there is reasonable certainty that the Group will renew the lease. The Group elected not to recognize on the balance sheet for leases with terms of 12 months or less. The lease expense recognized for such leases is on a straight-line basis over the lease terms. Such operating lease expenses amounted to $0 for the year ended December 31, 2022. For the years ended December 31, 2021 and 2020, such operating lease expense amounted to $3,715 and $10,012, respectively

For the years ended December 31, 2022, 2021, and 2020, total operating lease expenses amounted to $0, $117,686, and $116,532, respectively.

NOTE 9 – SHORT-TERM LOANS

On May 13, 2021, Mingda Tianjin entered into a small business line of credit agreement (the “LOC”) for a maximum amount of $144,955 (RMB1,000,000 translated at the December 31, 2022 exchange rate) credit line from China Construction Bank (“CCB”) with an interest rate of 4.2525% from May 13, 2021 to May 13, 2022. The LOC was used for short-term liquidity needs only. In May 2022, CCB agreed to extend LOC from May 13, 2022 to August 13, 2022 with an interest rate of 4.20% per annum. In August 2022, CCB agreed to extend LOC further from August 13, 2022 to November 13, 2022 with an interest rate of 3.95% per annum. On February 14, 2022, Mingda Tianjin borrowed $144,955 (RMB1,000,000) from CCB. The loan was repaid in full on March 1, 2023.

From March 18, 2022 to June 20, 2022, Mingda Tianjin borrowed a total of $227,724 (RMB1,571,000) from an unrelated individual for working capital. This individual loan was due by September 30, 2022 and extended to December 31, 2022. The loan bears interest at 4.2525% per annum and was to be paid by the maturity date. The loan was repaid in full on March 8, 2023.

NOTE 10 – SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company is authorized to issue up to 50,000,000 ordinary shares, par value $0.001 per share. On January 26, 2018, MDJM issued 10,380,000 ordinary shares to entities controlled by the shareholders of Mingda Tianjin.

Pursuant to a registration statement filed with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on November 13, 2018, the Company completed the first closing of the Initial Public Offering (“IPO”) of its ordinary shares on December 26, 2018. A total of 1,241,459 ordinary shares were sold at a price of $5 per share to the public at the first closing. The Company received a total of $6,207,295 in gross proceeds from its first closing of the IPO. In connection with this public offering, the Company incurred direct offering costs of $2,103,816, which included audit, legal, consulting, commission, and other expenses. Per ASC 505, the Company classified these direct offering costs in the equity section to offset additional paid in capital.

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

Underwriter Warrants

Pursuant to the IPO Agreement (defined below), the Company agreed to grant the underwriter of its IPO, Network 1 Financial Securities, Inc., underwriter warrants equal to 10% of the total number of the Company’s ordinary shares being sold in the IPO, at the closing of the IPO. The underwriter’s warrants were non-exercisable for six months after the closing of the offering and will expire five years after the effective date of the registration statement. The underwriter’s warrants are exercisable at a price of $6.25, equal to 125% of $5, the public offering price in the IPO. The underwriter’s warrants are not redeemable. The underwriter’s warrants provide for cashless exercise and contain provisions for on demand registration of the sale of the underlying ordinary shares at the Company’s expense and unlimited “piggyback” registration rights for a period of five years after the closing of the IPO at the Company’s expense. The Company sold 1,241,459 and 19,361 ordinary shares at the closings of its IPO on December 26, 2018, and January 4, 2019, respectively. A total of 126,082 underwriter’s warrants were issued on January 4, 2019. The underwriter’s warrants will expire on November 13, 2023.

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

NOTE 11 – NONCONTROLLING INTEREST

Noncontrolling interests are classified as a separate line item in the equity section and disclosures in the Group’s consolidated financial statements have distinguished the interest of the Group from the interest of the noncontrolling interest holder. Prior to 2021, noncontrolling interest represented 49% ownership interests of Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd. owned by an unrelated third party. Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd. was dissolved in 2021 and deconsolidated from the consolidated financial statements ended December 31, 2021. Noncontrolling interest in 2021 represented 49% ownership interests of Mansions owned by other two unrelated parties. Mansions commenced its business in the UK in August 2021. In May 2022, the Company acquired 49% of ownership interests in Mansions owned by two unrelated parties with a consideration of one dollar each. There was no noncontrolling interest as of December 31, 2022.

Amount
Noncontrolling interest as of December 31, 2019	$(178,806)
Net loss attributable to noncontrolling interest – 2020	(4,146)
Foreign currency translation adjustment attributable to noncontrolling interest	9,132
Noncontrolling interest as of December 31, 2020	$(173,820)
Deconsolidated noncontrolling interest in 2021	173,820
Net loss attributable to noncontrolling interest – 2021	(7,048)
Foreign currency translation adjustment attributable to noncontrolling interest	143
Noncontrolling interest as of December 31, 2021	$(6,905)
Reclassified to retained deficits – January 1, 2022	7,048
Reclassified to accumulated other comprehensive income – January 1, 2022	(143)
Noncontrolling interest as of December 31, 2022	$—

NOTE 12 – STATUTORY RESERVE

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

The statutory reserve of Mingda Tianjin amounted to $327,140 as of December 31, 2022 and 2021, respectively.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

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

New Businesses and New Market Risk

Real estate agent service income was a major income source of the Group in the PRC market since its inception. The Group’s real estate agent service income declined 89.71% in 2022 as compared to 2021 and declined 28.55% in 2021 as compared to 2020. The decline of real estate agent service income was primarily attributed to the tightening policy on the real estate market adopted in recent years in the PRC and the negative impact of the COVID-19 pandemic. It is difficult to engage in a new real estate sales project in the PRC. While the Company has made efforts to develop new projects, it may not be able to recover to the level of 2022 in the future.

In response to the shrinking of sales in new residential housing market in the PRC, the Company is shifting its focus to the UK and other non-PRC markets. In August 2022, the Company purchased “Fernie Castle,” a real property located in Scotland. The Company plans to remodel this property into a multi-functional cultural venue with functions for a fine dining restaurant, hotel, wedding events and gardening. In December 2022, the Company purchased a second real estate property located at Torquay England. The Company plans to remodel this property and operate it as a hotel with restaurant facilities. To achieve this goal, the Company needs to find experts and skilled workers in the UK local market and to obtain long-term financial support. There is no guarantee that these new businesses will be profitable in the short to medium term or that the Company will have sustainable financial sources to support such operations in the long term. In addition, the continuous increase in energy costs, the labor shortage in the UK, the war in Ukraine are all expected to have negative impacts on Company’s operations in the UK.

Legal Proceeding

Except for the following disclosure, we are currently not a party to any litigation of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows or financial condition.

The Group will file a civil complaint in local District’s court if there is a dispute on accounts receivable with customers. Historically, the Group has won the civil complaint and received the amounts awarded by court. During 2021, 10 of such complaint cases were closed and the Group collected approximately $1.07 million from customers. As of December 31, 2021, there was one case open. This case was resolved in May 2022. The Company received the full amount claimed.

On February 17, 2022, Mingda Tianjin filed a civil complaint in Gusu District Court of Suzhou City, Jiangsu Province, alleging unpaid service fee and breach of contract against Tianfang (Suzhou) Real Estate Co., Ltd. The claimed amount was the unpaid base of $45,926 (RMB291,742.17 translated at the December 31, 2021 exchange rate), plus a 0.1‰ per day breaching late fee. The case was settled and Mingda Tianjin received the full amount claimed on May 19, 2022.

On March 18, 2022, the Chengdu Branch Office of Mingda Tianjin filed a civil complaint in the People's Court of Dujiangyan City, Sichuan Province, alleging breach of contract and unpaid service fee against Chengdu TEDA New City. The total claimed amount was approximately $780,000 (RMB5,380,734). On July 15, 2022, the Court made a favorable judgment that Chengdu TEDA needed to pay the full amount claimed within five days. On July 29, 2022, Chengdu TEDA filed an appeal. On December 23, 2022, the Intermediate People's Court of Chengdu City, Sichuan Province made a final judgment, demanded that Chengdu TEDA pay RMB5,157,182 plus liquidated damages and interest to the Company in five days. The Company received the payment of $863,083 (RMB5,954,151) on February 27, 2023.

On January 9, 2023, the Chengdu Branch Office of Mingda Tianjin filed a civil complaint in the People's Court of Dujiangyan City, Sichuan Province, alleging breach of contract and unpaid service fee against Chengdu TEDA New City. The total claimed amount is approximately $271,000 (RMB1,872,419).

NOTE 14 – RELATED PARTY TRANSACTIONS

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

NOTE 15 – SEGMENT AND GEOGRAPHIC AREA INFORMATION

The Group’s major income source was from real estate agent commission income as of December 31, 2022. The percentage of revenue from real estate agent services among the total consolidated revenue was 96%, 99%, and 98% for the years ended December 31, 2022, 2021, and 2020, respectively. Geographically, revenue was majorly generated in the PRC market. The percentage of revenue generated in the PRC among the total consolidated revenue was 96%, 100%, and 100% for the years ended December 31, 2022, 2021, and 2020, respectively. The value of assets located in the UK has increased since 2021. The percentage of the value of the assets located in the UK among the total consolidated assets was 79%, 37%, and 0% for the years ended December 31, 2022, 2021, and 2020, respectively.

The Group operated in one reportable business segment – real estate agent services located in the PRC before 2022. The major assets in the UK subsidiaries were cash in 2021. The Group operated in two reportable business segments – real estate agent services and hospitality business after the Group bought two idle real estate properties located in the UK. The Company plans to remodel these properties into a multi-functions place with a fine dining restaurant, a hotel, wedding event venues, and gardening.  There was no hospitality business operation in 2022 and no income from the hospitality business in 2022.

	2022		2021		2020
	US$	%	US$	%	US$	%
Revenue by Categories
Real estate agent service income	434,371	96%	4,408,018	99%	5,765,585	98%
Rental management income	16,263	4%	19,469	—%
Other income	—	—%	38,746	1%	103,140	2%
Revenue by Categories	450,634	100%	4,466,233	100%	5,868,725	100%
Revenue by Geographic Region
PRC	434,371	96%	4,446,764	100%	5,868,725	100%
UK	16,263	4%	19,469	—%
Revenue by Geographic Region	450,634	100%	4,466,233	100%	5,868,725	100%
Assets by Geographic Region
PRC and Others	1,202,347	21%	5,293,516	63%	10,752,749	100%
UK	4,432,728	79%	3,075,454	37%	16	—%
Assets by Geographic Region	5,635,075	100%	8,368,970	100%	10,752,765	100%

NOTE 16 – SUBSEQUENT EVENTS

On March 6, 2023, our registration statement on Form F-3 (File No. 333-261347) was declared effective by the SEC. We may, from time to time, in one or more offerings, offer and sell up to $70,000,000 of our ordinary shares, par value $0.001 per share, preferred shares, debt securities, warrants, rights, and units, or any combination thereof. Pursuant to General Instruction I.B.5 of Form F-3, in no event will we sell our securities in a public primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75 million.

NOTE 17 – RESTRICTED NET ASSETS OR PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Schedule I of Article 5-04 of Regulation S-X requires the condensed financial information of the Parent Company to be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of this test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of its consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the Parent Company in the form of loans, advances, or cash dividends without the consent of a third party.

As of December 31, 2022, the Company’s major operations were conducted through its PRC subsidiary and VIE, which can only pay dividends out of their retained earnings determined in accordance with the accounting standards and regulations in the PRC and after they have met the PRC requirements for appropriation to statutory reserve. In addition, a majority of the Company’s businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents, and signed contracts. These currency exchange control procedures imposed by the PRC government authorities may restrict the ability of the Company’s PRC subsidiary to transfer their net assets to MDJM LTD (the “Parent Company”) through loans, advances, or cash dividends.

With the Company’s operation and investment turned to the UK market via subsidiaries located in the UK, the net assets located out of PRC amounted to $4,358,441, or 89%, to consolidated net assets. The net assets located outside of the PRC are not considered as restricted assets. The amount of restricted net assets located in the PRC subsidiary decreased to approximately $478,346, as of December 31, 2022 (the most recently completed fiscal year), which was equivalent to 10% of the consolidated net assets as of December 31, 2022. Accordingly, the Parent Company’s condensed financial statements are not prepared in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X.