Form 20-F
period 2023-12-31
MDJM LTD
filed 2024-04-29
CIK 1741534

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

An aggregate of 11,675,216 Ordinary Shares, par value $0.001 per share, as of December 31, 2023.

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

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☐

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

“We,” “us,” “our,” “our Company,” and the “Company” are to MDJM LTD (“MDJM”), a Cayman Islands company. Unless the context otherwise requires, in this annual report on Form 20-F references to:

●	“China” or the “PRC” are to the People’s Republic of China;
●	“Exchange Act” are to the Securities Exchange Act of 1934;
●	“Fernie Castle Culture” are to our wholly owned subsidiary, Fernie Castle Culture Limited, a United Kingdom company;
●	“fiscal year” are to the period from January 1 to December 31 of the year;
●	“Mansions” are to Mansions Catering and Hotel LTD, a United Kingdom company, in which MD UK (defined below) holds 100% of the equity interests;
●	“MD German” are to our wholly owned subsidiary, MD Lokal Global GmbH, a German company;
●	“MD Japan” are to our wholly owned subsidiary, Mingda Jiahe Development Investment Co., Ltd, a Japanese company;
●	“MDJH Hong Kong” are to our wholly owned subsidiary, MDJCC Limited, a Hong Kong corporation;
●	“MD UK” are to our wholly owned subsidiary, MD Local Global Limited, a United Kingdom company;
●	“Mingda Tianjin” or the “VIE” are to Mingdajiahe (Tianjin) Co., Ltd., a company organized under the laws of the PRC, the financial results of which we consolidated for accounting purposes, and Mingda Tianjin is controlled by Mr. Siping Xu, our chief executive officer and majority shareholder;
●	“Mingda Tianjin Shareholders” are to Siping Xu, Yang Li, Xia Ding, Qiang Ma, Liang Zhang, Meina Guo, Zhenyuan Huang, Mengnan Wang, Jie Zhang, and Lei Cai, collectively holding 100% of the equity interests in Mingda Tianjin;
●	“Ordinary Shares” are to the ordinary shares of MDJM, par value $0.001 per share;
●	“PRC operating entities” are to our PRC subsidiary and the VIE and its subsidiaries;
●	“primary real estate market” are to the market for newly constructed and completed residential and commercial real properties, “primary real estate agency services” are to agency services provided for the primary real estate market, “secondary real estate market” are to the market for all residential and commercial real properties other than those for sale in the primary real estate market, and “secondary real estate brokerage services” are to brokerage services provided for the secondary real estate market;
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002;
●	“Securities Act” are to the Securities Act of 1933, as amended;
●	“Securities Exchange Commission,” “SEC,” “Commission,” or similar terms are to the U.S. Securities Exchange Commission;
●	“UK” are to the United Kingdom;
●	“US$,” “$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;
●	“U.S. GAAP” are to generally accepted accounting principles in the United States;
●	“VIE” are to variable interest entity;

●	“WFOE” are to Beijing Mingda Jiahe Technology Development Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by MDJH Hong Kong;
●	“Xishe” are to Xishe (Tianjin) Business Management Co., Ltd., a limited liability company organized under the laws of the PRC, which was wholly owned by Mingda Tianjin. Xishe was dissolved in September 2021;
●	“Xishe Media” are to Xishe (Tianjin) Culture and Media Co., Ltd., a limited liability company organized under the laws of the PRC, which was wholly owned by Xishe. Xishe Media was dissolved in August 2021; and
●	“Xishe Xianglin” are to Xishe Xianglin (Tianjin) Business Operations & Management Co., Ltd., a limited liability company organized under the laws of the PRC, which was controlled by Xishe, which held 51% equity ownership, and Zhongcai Nongchuang (Beijing) Technology Co., Ltd., an unrelated third party to us, which held 49% equity interest. Xishe Xianglin was dissolved in August 2021.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2023, 2022, and 2021. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars and pound sterling (“GBP”) to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain Renminbi and GBP amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

US$ Exchange Rate	December 31,
1 US$= RMB	2023	2022	2021
At the end of the year - RMB	7.0999	6.8987	6.3524
Average rate for the year - RMB	7.0809	6.7347	6.4491

1 US$=GBP
At the end of the year - GBP	0.7847	0.8315	0.7419
Average rate for the year - GBP	0.8039	0.8121	0.7327

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

The following diagram illustrates our corporate structure as of the date of this annual report:

MDJH LTD(1)
BVI
Minority Shareholders(2)
Public Shareholders
87.37%
1.54%
11.09%
MDJM LTD
"MDJM"
Cayman Islands, 2018
100%
MD Lokal Global GmbH
"MD German"
Germany, 2022
100%
Mingda Jiahe Development Investment Co., Ltd
"MD Japan"
Japan, 2022
100%
MD Local Global Limited
"MD UK"
United Kingdom, 2020
100%
Fernie Castle Culture Limited
United Kingdom, 2023
100%
Mansions Catering and Hotel LTD
"Mansions"
United Kingdom, 2021
Outside the PRC
Inside the PRC
100%
MDJCC LTD
"MDJH Hong Kong"
Hong Kong, 2018
100%
Beijing Mingda Jiahe Technology Development Co., Ltd.
"WFOE"
PRC, 2018
Contractual Arrangements
Mingdajiahe (Tianjin) Co., Ltd.(3)
"Mingda Tianjin"
PRC, 2002

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

Each of the VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Mingda Tianjin and WFOE, WFOE provides Mingda Tianjin with technical support, consulting services, intellectual services, and other management services relating to Mingda Tianjin’s day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, Mingda Tianjin granted an irrevocable and exclusive option to WFOE to purchase from Mingda Tianjin, any or all of Mingda Tianjin’s assets at the lowest purchase price permitted under PRC laws. Should WFOE exercise such option, the parties will enter into a separate asset transfer or similar agreement. For services rendered to Mingda Tianjin by WFOE under this agreement, WFOE is entitled to collect a service fee approximately equal to the net income of Mingda Tianjin after the deduction of the required PRC statutory reserve.

The Exclusive Business Cooperation Agreement will remain in effect for 10 years, unless it is terminated by WFOE with 30-day prior notice. Mingda Tianjin does not have the right to terminate that agreement unilaterally. WFOE may unilaterally extend the term of that agreement with prior written notice.

The Chief Executive Officer of WFOE, Mr. Siping Xu, is currently managing Mingda Tianjin pursuant to the terms of the Exclusive Business Cooperation Agreement. WFOE has absolute authority relating to the management of Mingda Tianjin, including decisions with regard to expenses, salary raises and bonuses, hiring, firing, and other operational functions. The Exclusive Business Cooperation Agreement does not prohibit related party transactions. Our audit committee is required to review and approve in advance any related party transactions, including transactions involving WFOE or Mingda Tianjin.

Share Pledge Agreement

Under the Share Pledge Agreement among WFOE, and the Mingda Tianjin Shareholders, the Mingda Tianjin Shareholders pledged all of their equity interests in Mingda Tianjin to WFOE to guarantee the performance of Mingda Tianjin’s obligations under the Exclusive Business Cooperation Agreement. Under the terms of the Share Pledge Agreement, in the event that Mingda Tianjin or the Mingda Tianjin Shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, WFOE, as pledgee, will be entitled to certain rights, including the right to collect dividends generated by the pledged equity interests. The Mingda Tianjin Shareholders also agreed that upon occurrence of any event of default, as set forth in the Share Pledge Agreement, WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Mingda Tianjin Shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interest.

The Share Pledge Agreement is effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by Mingda Tianjin. WFOE will cancel or terminate the Share Pledge Agreement upon Mingda Tianjin’s full payment of fees payable under the Exclusive Business Cooperation Agreement.

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

Exclusive Option Agreement

Under the Exclusive Option Agreement, the Mingda Tianjin Shareholders irrevocably granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Mingda Tianjin. The option price is equal to the capital paid in by the Mingda Tianjin Shareholders subject to any appraisal or restrictions required by applicable PRC laws and regulations. As of December 31, 2023, if WFOE exercised such option, the total option price that would be paid to all of the Mingda Tianjin Shareholders would be approximately $1,586,834, which is the aggregate registered capital of Mingda Tianjin. The option purchase price will increase in case the Mingda Tianjin Shareholders make additional capital contributions to Mingda Tianjin.

Under the Exclusive Option Agreement, WFOE may at any time under any circumstances, purchase, or have its designated person purchase, at its discretion, to the extent permitted under PRC law, all or part of the Mingda Tianjin Shareholders’ equity interests in Mingda Tianjin. The Exclusive Option Agreement, together with the Share Pledge Agreement, Exclusive Business Cooperation Agreement, and the Power of Attorney, enables us to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under U.S. GAAP. The agreement remains effective for a term of 10 years and may be renewed at WFOE’s election.

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

Risks Associated with Our Corporate Structure and the VIE Agreements

Because we do not hold equity interests in the VIE and its subsidiaries, we are subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations, including but not limited to, regulatory review of overseas listing of PRC companies through special purpose vehicles, and the validity and enforcement of the VIE Agreements. We are also subject to the risks and uncertainties about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations, and the value of our securities may depreciate significantly or become worthless. The VIE Agreements have not been tested in a court of law in China as of the date of this annual report.

The VIE Agreements may not be effective as direct ownership in providing operational control. For instance, Mingda Tianjin and the Mingda Tianjin Shareholders could breach their VIE Agreements with WFOE by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The Mingda Tianjin Shareholders may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the VIE Agreements with Mingda Tianjin. In the event that Mingda Tianjin or the Mingda Tianjin Shareholders fail to perform their respective obligations under the VIE Agreements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. In addition, even if legal actions are taken to enforce such arrangements, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Our VIE Agreements with Mingda Tianjin are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these VIE Agreements.”

Risks Associated with Being Based in the PRC

We are subject to certain legal and operational risks associated with having a substantial part of our operations in China, which could cause the value of our securities to significantly decline or become worthless. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and as a result these risks may result in material changes in the operations of the VIE and its subsidiaries, significant depreciation or a complete loss of the value of our securities, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. The PRC government has adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, we, our subsidiaries, and the VIE and its subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. As confirmed by our PRC counsel, Beijing ANLI (Tianjin) Partners, we are not subject to cybersecurity review with the Cyberspace Administration of China, or the CAC, under the Cybersecurity Review Measures that became effective on February 15, 2022, since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures; we are also not subject to network data security review by the CAC if the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”) are enacted as proposed, since we currently do not have over one million users’ personal information and do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Security Administration Draft. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.”

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the “Trial Measures,” and five supporting guidelines, which came into effect on March 31, 2023. As advised by our PRC counsel, Beijing ANLI (Tianjin) Partners, Mingda Tianjin falls under the category of existing enterprises that have completed their overseas listings before the effective date of the Trial Measures (namely, March 31, 2023). Therefore, we are not immediately required to file for compliance. However, in the event that we intend to undertake new offerings or fundraising activities in the future, we should ensure compliance with the relevant regulations and file for compliance accordingly. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—The Opinions, the Trial Measures, and the revised Provisions recently issued by PRC authorities may subject us to additional compliance requirements in the future.” Other than the foregoing, as of the date of this report, according to our PRC counsel, Beijing ANLI (Tianjin) Partners, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC or any other PRC governmental authorities for our overseas listing. As of the date of this annual report, we, our subsidiaries, and the VIE and its subsidiaries have not received any inquiry, notice, warning, or sanctions regarding our overseas listing from the CSRC or any other PRC governmental authorities. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries and the VIE, our ability to accept foreign investments, and our listing on a U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations, or implement rules that require us, our subsidiaries, or the VIE to obtain regulatory approval from Chinese authorities for listing in the U.S.

In addition, our Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditor for two consecutive years beginning in 2021. Our auditor, RBSM LLP, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares and trading in our Ordinary Shares could be prohibited. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.”

Permissions Required from PRC Authorities

The VIE is not operating in an industry that prohibits or limits foreign investment. As a result, as advised by our PRC counsel, Beijing ANLI (Tianjin) Partners, other than those requisite for a domestic company in China to engage in the businesses similar to those of the VIE, our Company, our subsidiaries, or the VIE is not required to obtain any permission from Chinese authorities, including the CSRC, the CAC, or any other governmental agency that is required to approve the operations of the VIE. However, if our Company, our subsidiaries, or the VIE does not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend the VIE’s relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in the operations of the VIE, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or “the CSRC Notice,” domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their indirect overseas offering and listing prior to March 31, 2023 but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their indirect overseas offering and listing within such six-month period are deemed as Existing Issuers and are not required to file with the CSRC for their indirect overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their indirect overseas issuance and listing, they shall complete the filing procedures with the CSRC.

As advised by our PRC counsel, Beijing ANLI (Tianjin) Partners, Mingda Tianjin falls under the category of Existing Issuers. Therefore, we are not immediately required to file for compliance. However, in the event that we intend to undertake new offerings or fundraising activities in the future, we should ensure compliance with the relevant regulations and file for compliance accordingly.

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

MDJM transferred $1,480,000 and $3,100,000 into the account of MD UK in 2022 and 2021, respectively, as an investment; in addition, MDJM paid a net amount of $103,794 and $14,757 on behalf of subsidiaries in 2022 and 2021, respectively, which consisted of attorney fees in connection with the establishment of new business, and other business - related expenses. There were no other assets transferred between MDJM, its subsidiaries, and the VIE during the fiscal years ended December 31, 2023, 2022, and 2021.

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

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium account, provided that in no circumstances may a dividend be paid out of the share premium account if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, MDJH Hong Kong, and our UK subsidiary, MD UK. MDJH Hong Kong will rely on payments made from Mingda Tianjin to WFOE, pursuant to the VIE Agreements, and the distribution of such payments to MDJH Hong Kong; MD UK will rely on payments from its subsidiaries Mansions and Fernie Castle Culture. According to the PRC Enterprise Income Tax Law, such payments from subsidiaries to parent companies in China are subject to the PRC enterprise income tax at a rate of 25%. In addition, if Mingda Tianjin or its branch office incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

Our Company’s ability to settle amounts owed under the VIE Agreements relies upon payments made from the VIE to WFOE in accordance with the VIE Agreements. For services rendered to the VIE by WFOE under the Exclusive Business Cooperation Agreement, WFOE is entitled to collect a service fee from the VIE. Pursuant to the Exclusive Option Agreement, WFOE may at any time and under any circumstances purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC laws. For restrictions and limitations on our ability to settle amounts owed under the VIE Agreements, please see “—D. Risk Factors—Risks Relating to Doing Business in the PRC—The VIE Agreements may not be effective in providing control over Mingda Tianjin” and “—D. Risk Factors—Risks Relating to Doing Business in the PRC—If the PRC government determines that the VIE Agreements do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIE, and our Ordinary Shares may decline in value or become worthless.”

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

On March 22, 2021, the Chengdu Leading Group Office for Real Estate Market Steady Healthy Development issued the Notice on Further Promoting the Stable and Healthy Development of the Real Estate Market, which included foreclosed houses and commodity housing projects under construction acquired through judicial auctions and equity transfers in the management of restricted sales. On August 5, 2021, the Chengdu Leading Group Office issued the Notice on Matters Related to Strengthening the Management of Gifts and Optimizing the Review of Qualifications for Home Purchase in Consequential Position, which strictly identified gifts of housing to the purchase behavior restriction criteria. On December 17, 2021, the Supreme People’s Court issued the Regulations on Certain Issues Concerning the Qualification of Bidders for Judicial Auction of Real Estate by the People’s Courts, which, among other things, required that the People’s Courts not permit a bidder to participate in a judicial auction of property organized by the People’s Court, if the bidder is subject to the restrictive purchase policy of the location of the property. This provision has been implemented since January 1, 2022. On March 3, 2021, the Shanghai Housing Authority issued the Notice on Further Strengthening the Management of the City’s Real Estate Market to enforce housing sales restrictions. On July 13, 2021, the Housing and Construction Commission and other eight departments issued the Notice on the Continuous Rectification and Standardization of the Real Estate Market Order to strength the real estate market order rectification efforts.

However, since 2022, China’s real estate industry has seen a gradual relaxation of government-imposed restrictions on property sale and home purchase eligibility. On September 16, 2022, the Tianjin Municipal Commission of Housing and Urban Rural Development and seven other departments issued a notice on further improving real estate regulation policies and promoting the healthy development of the real estate industry. The notice mentioned supporting the reasonable housing demand of new citizens, appropriately relaxing housing restrictions, and relaxing regulations for several possible housing needs of residential families. For example, residential families with members aged 60 and above or with two or more children can purchase an additional housing under the existing housing purchase restriction policy in this city with their household registration book.

On September 1, 2023, the Tianjin Municipal Commission of Housing and Urban Rural Development and four other departments issued a notice on further adjusting and optimizing real estate policies to better meet the rigid and upgraded housing needs of residents. It adjusted the housing purchase restriction area in this city to be limited to six districts within the city. Residents who purchase new commercial housing or second-hand housing within the housing purchase restriction area will still be subject to the city’s housing purchase restriction and qualification policies.

On September 26, 2023, the Office of the Leading Group for the Steady and Healthy Development of the Real Estate Market in Chengdu issued the Notice on Further Optimizing Policies and Measures to Promote the Steady and Healthy Development of the Real Estate Market, in which the housing purchase restriction measures were adjusted, and the areas where the purchase restriction was implemented were grouped into one large area. Within the purchase restriction area, those who purchase more than 144 square meters (excluding) of housing would no longer be screened based on purchase eligibility. Those who purchase less than 144 square meters (including) of housing would have to meet certain requirements, such as having the registered residence of the purchase restriction area and complying with the restrictions on the number of total housing units purchased. Those outside the purchase restriction area would not be screened for purchase eligibility regardless of the number of square meters of housing purchased.

During the National People’s Congress and the Chinese People’s Political Consultative Conference held from March 4 to March 11, 2024, the Government Work Report, People’s Livelihood Theme Press Conference, and proposals from representative committee members all emphasized the real estate industry. The Government Work Report proposes to “meet the rigid housing needs and diversified and upgraded housing needs of residents” and “reduce restrictive measures and better meet the needs of the people to improve their lives.” The Ministry of Housing and Urban Rural Development also stated that “the autonomy of urban regulation has been fully granted, and urban governments should shoulder their responsibilities. Based on the population situation, supply and demand situation, and the needs of security, they should formulate and implement good housing development plans, implement policies tailored to the city, optimize real estate policies, and stabilize the real estate market.” At the same time, the finance department will further support tax reduction and burden reduction, and credit policies to continue to promote the development of housing transactions and stimulate the vitality of the real estate market.

On March 22, 2024, the Executive Meeting of the State Council pointed out the need to further optimize real estate policies, systematically plan relevant support policies, and clearly propose “to further optimize real estate policies, continue to do a good job in ensuring the delivery of buildings, people’s livelihoods, and stability, further promote the implementation and effectiveness of urban real estate financing coordination mechanisms, systematically plan relevant support policies, effectively stimulate potential demand, increase the supply of high-quality housing, and promote the stable and healthy development of the real estate market, and to adapt to the trend of new urbanization and changes in the supply and demand relationship of the real estate market, accelerate the improvement of the ‘market+guarantee’ housing supply system, reform the basic systems related to commercial housing, and focus on building new models of real estate development.” It is expected that in the future, real estate industry policies will be further relaxed, or new real estate development models will be launched. In general, the PRC government holds a relatively positive attitude towards the real estate industry.

Overall, in recent years, the PRC government has gradually relaxed restrictions on home purchases, which is conducive to increasing residents’ willingness to buy houses and stimulating the upward trend of the real estate economy. However, the full effect and extent of these policies on the real estate industry and the PRC operating entities’ business will depend in large part on the implementation and interpretation of the circulars by governmental agencies, local governments, and banks involved in the real estate industry. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures or that agencies and banks will not adopt restrictive measures or practices in response to PRC governmental policies and regulations, which could substantially reduce pre-sales of the PRC operating entities’ properties and cash flow from operations and substantially increase their financing needs, which would in turn materially and adversely affect their business, financial condition, results of operations, and prospects.

Our financial condition, results of operations, and cash flows was adversely affected by the COVID - 19 pandemic.

The COVID-19 pandemic caused business disruptions beginning in January 2020, including the closure of the majority of businesses in mainland China. Although the PRC operating entities were able to resume their normal operation since April 2020, the COVID-19 pandemic materially adversely affected their business operations and financial results for 2021, including material negative impacts on their revenue, slower collection of accounts receivables, and additional allowance for doubtful accounts. Between March and December 2022, many cities in China employed strict lock-down policies in response to resurgences of the COVID-19 pandemic and consumer demand declined in China, which, together with constant regulation of the real estate market by the central and local governments, negatively impacted both the supply and demand for real estate, causing the real estate market in China to decline in 2022. As a result, our revenue decreased by 90% during the year ended December 31, 2022, as compared with the same period in 2021. The general impact of the pandemic on the Chinese economy implicates potential larger-scale effects on the PRC operating entities’ industry and business. To mitigate the adverse impacts of the COVID-19 pandemic and the decline in consumer demand in China, the PRC operating entities have been reducing their operations in China since 2021 and we have expanded into the European markets by establishing subsidiaries in the UK and Germany and acquiring Fernie Castle and the Robin Hill Property (defined below). See “Item 4. Information on the Company—B. Business Overview—Overview.” During the year ended December 31, 2023, the COVID-19 pandemic did not have a material impact on our business operations and financial results.

The PRC operating entities face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt the PRC operating entities’ operations.

The PRC operating entities’ business could be materially and adversely affected by natural disasters, health epidemics, or other public safety concerns affecting the PRC, and particularly Tianjin and Chengdu. Natural disasters may give rise to severe interruptions to construction business and adversely affect the PRC operating entities’ ability to provide services to clients. In recent years, there have been outbreaks of epidemics in China and globally, such as COVID-19, H1N1 flu, and avian flu. The PRC operating entities’ business operations could be disrupted by any of these epidemics. In addition, the results of operations of the PRC operating entities could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. A prolonged outbreak of any of these illnesses or other adverse public health developments in China or elsewhere in the world could have a material adverse effect on the PRC operating entities’ business operations.

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

There is no guarantee that the PRC operating entities will be able to maintain their sales performance as they did in 2023, 2022, and 2021. In the event that their sales performance declines due to factors outside of our control or due to the deterioration of their performance, our results of operations and prospects may be materially and adversely affected.

The PRC operating entities generate revenue through commissions paid by their real estate developer clients. The commission payment plans depend on the total number of units for sale and the percentage of units the PRC operating entities are able to sell. Their commission rate may be a fixed rate where, regardless of how many units they sell, they are paid at the same rate, or a progressive rate, where their commission rate varies with the number of units they are able to sell in a stated period. In 2023, 2022, and 2021, the PRC operating entities were able to achieve an average commission rate of 0.47%, 0.5%, and 0.72%, in their sales performance, respectively. Moreover, their sales performance depends on various factors, some of which are outside of their or our control, such as the appetite of prospective buyers for the specific real estate projects they are promoting and selling, general economic environment, and PRC government’s restrictive policies on real estate. The PRC operating entities’ sales performance will also decline if they fail to execute their selling and marketing plans effectively, which may materially and adversely affect their, and consequentially our, results of operations and prospects.

The PRC operating entities have reduced their scale of operations and decreased their on-going programs, and their, and consequently our, results of operations and profitability have been adversely affected.

Our revenue generated through the PRC operating entities for the year ended December 31, 2023, was $41,954, a decrease of $392,417, or 90%, from $434,371 in the same period of 2022. The decrease of revenue for 2023 was primarily because sales in the new residential housing market in China decreased, and the Company turned its focus to the UK market.

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

Such adjustment of strategies, especially the PRC operating entities’ reduction of their scale of operations and decrease of their on-going programs, have had a material and adverse effect on their, and consequentially our, liquidity, financial condition, and results of operations.

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

Revenue from the PRC operating entities’ services to real estate developers is typically generated on a project-by-project basis. Each project may have several phases that in the aggregate, last for more than five years. Developers must first obtain sales permits and the timing of obtaining sales permits varies from project to project and is subject to uncertain and potentially lengthy delays as developers need to obtain a series of other permits and approvals related to the development before obtaining the sales permit. Additionally, whether future phases of a project will be constructed depend on a variety of factors such as the macroeconomic circumstances and the real estate market circumstances, as well as the sales performance of existing phases of a project. As such, there is no guarantee how much service revenue the PRC operating entities may generate from each of their developer clients.

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

During the year ended December 31, 2023, revenue from the PRC operating entities’ one major customer represented 28% of their total revenue. Revenue derived from services the PRC operating entities rendered to major clients (i.e., a client generating 10% or more of their revenue) for the years ended December 31, 2023, 2022, and 2021, accounted for approximately 29%, 79%, and 67%, respectively, of their total revenue. The PRC operating entities do not have cooperation agreements or other partnership agreements with their top clients. In the future, they cannot guarantee that they will be able to win bids for primary agent sales services with real estate developers of similar calibers who would provide them with similar revenue, or require their services at the same level, or the real estate developers may experience financial or other difficulties that prevent them from making timely delivery of their properties under development. Should these real estate developers terminate or substantially reduce their agency services contract with the PRC operating entities and the PRC operating entities fail to find alternative real estate developers to provide them with revenue-generating business, or if any of the real estate developers fail to make timely delivery of their properties under development, the PRC operating entities’ financial condition and results of operations may be materially and adversely affected.

We face long cycles to settle the PRC operating entities’ accounts receivable and customer deposits, which could materially and adversely affect our results of operations.

As part of the industry practice, many of the PRC operating entities’ developer clients elect to settle their commission and other service fees only upon the completion of the entire project or a phase of a project. The PRC operating entities’ working capital levels are therefore affected by the time lag between the time they actually make sales, bill their clients, and collect the funds owed to them. This also results in large accounts receivable balances. As of December 31, 2023 and 2022, the PRC operating entities’ accounts receivable balances, net of allowance for doubtful accounts, were $164,170 and $967,819, respectively. Some of the PRC operating entities’ developer clients require them to pay an upfront and refundable deposit as demonstration of their financial strength and commitment to provide high-quality service and refund such deposits subject to certain pre-determined criteria at a date specified in the agency contracts. As of December 31, 2023 and 2022, they had $0 of such deposit made to their clients.

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

Due to the broad geographic scope of the PRC operating entities’ operations and the wide variety of real estate services they provide, they are subject to numerous national, regional, and local laws and regulations specific to the services they perform. Pursuant to the applicable regulations regarding real estate agency and brokerage businesses, a real estate broker is required to conduct a filing with the real estate administrative authority within 30 days after issuance of its business license. Mingda Tianjin has completed such filing with the relevant local real estate administrative authorities. No such filing is required by the relevant real estate administrative authorities for Chengdu Branch Office.

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

Moreover, Mingda Tianjin and its Chengdu Branch Office are required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide their current services. Specifically, Mingda Tianjin and its Chengdu Branch Office, each engaged in providing primary real estate agency services, are either required to maintain applicable primary real estate brokerage licenses or submit for record filing with the relevant local regulatory authorities. These licenses are essential to the operation of the relevant business segments and are generally subject to review by the relevant governmental authorities. Mingda Tianjin and its Chengdu Branch Office may also be required to obtain additional licenses.

If the PRC operating entities fail to properly obtain or maintain the licenses and permits or complete the filing and registrations required to conduct their business, they may be warned, fined, have their licenses or permits revoked, or ordered to suspend or cease providing certain services, or subjected to other penalties, including confiscation of revenue, sanctions, or liabilities, which in turn could materially and adversely affect the PRC operating entities’ business, financial condition and results of operations.

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

In addition, the PRC operating entities have been subject to stricter regulatory requirements in terms of entering into labor contracts with their employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance, and childbearing insurance to designated government agencies for the benefit of their employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008, its implementing rules that became effective in September 2008, and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that the PRC operating entities decide to terminate some of the PRC operating entities’ employees or otherwise change their employment or labor practices, the Labor Contract Law and its implementation rules may limit their ability to effect those changes in a desirable or cost-effective manner, which could adversely affect their business and results of operations. Besides, pursuant to the Labor Contract Law and its amendments, dispatched employees are intended to be a supplementary form of employment and the fundamental form should be direct employment by enterprises and organizations that require employees. Further, it is expressly stated in the Interim Provisions on Labor Dispatch that became effective on March 1, 2014, that the number of seconded employees an employer uses may not exceed 10% of its total labor force and the employer has a two-year transition period to comply with such requirement. Mingda Tianjin and its Chengdu Branch Office had used seconded employees for their principal business activities. The transition period ended on February 29, 2016, and the PRC operating entities have taken steps to decrease the number of seconded employees. If the PRC operating entities are deemed to have violated the limitation on the use of seconded employees under the relevant labor laws and regulations, they may be subject to fines and incur other costs to make required changes to their current employment practices.

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

As our UK subsidiaries commence operations in the UK, we may incur losses due to uncertainties of the economy, policies, and general circumstances in the UK.

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

Further uncertainty remains globally as a result of the COVID-19 pandemic, among other examples of wider circumstances of instability in the rest of the world, any of, which can affect government policies and decisions. Our UK subsidiaries are exposed to risks of the changing policies in residential property management, real estate agencies, and hospitality and butler service businesses. Any policy limiting traveling and movement as a measure to control the COVID-19 pandemic by the UK and the local governments may cause substantial and detrimental effects to the industries and markets the UK subsidiaries operate in. As a result, our UK subsidiaries’ business, operating results, and financial condition may be materially and adversely affected.

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

On November 8, 2023, the Ministry of Commerce issued and implemented the “Notice of the General Office of the Ministry of Commerce on Further Implementing the Tax Reduction and Exemption Policies for Imported Equipment of Foreign Investment Projects Encouraged by the State for Development by Foreign Investment Enterprises,” which stipulates that enterprises or their investors should accurately, truthfully, and completely fill in foreign investment information and timely fill in change reports if the information to be filled in changes, that the foreign investment information reporting system should be implemented, and that supervise and inspect the information of foreign investment projects encouraged by the government should be supervised and inspected. If future laws, administrative regulations, or provisions mandate further actions to be taken with respect to existing VIE agreements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

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

The Chinese government has recently published new policies that significantly affected certain industries, such as the education and Internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, if China adopts more stringent standards with respect to certain areas such as environmental protection or corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. Certain areas of the law, including intellectual property rights and confidentiality protections in China may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you.

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

As of the date of this annual report, we have not received any notice from any authorities identifying our PRC subsidiary or the VIE as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. As confirmed by our PRC counsel, Beijing ANLI (Tianjin) Partners, neither the operations of our PRC subsidiary, nor of the VIE, nor our listing are expected to be affected, and that we will not be subject to cybersecurity review by the CAC under the Cybersecurity Review Measures, nor will any such entity be subject to the Security Administration Draft, if it is enacted as proposed, given that our PRC subsidiary and the VIE possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this annual report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our directors and officers that reside outside the United States based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are a company incorporated under the laws of the Cayman Islands, and we conduct most of our operations in China through the PRC operating entities, and almost all of the assets of the PRC operating entities are located in China. In addition, five out of our six directors and officers, namely Siping Xu, Mengnan Wang, Liang Zhang, Zhenlei Hu, and Wei Guan, reside in the PRC; another director, Liding Sun, resides in the United States. All or a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon these five directors and officers, or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us, or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

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

The Opinions, the Trial Measures, the revised Provisions, and the Data Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.

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

As advised by our PRC counsel, Beijing ANLI (Tianjin) Partners, Mingda Tianjin falls under the category of Existing Issuers. Therefore, the Company is not immediately required to file for compliance. However, in the event that the Company intends to undertake new offerings or fundraising activities in the future, it should ensure compliance with the relevant regulations and file for compliance accordingly.

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

In addition, the State Internet Information Office’s Provisions on Promoting and Regulating the Cross-Border Flow of Data (the “Data Provisions”), issued on March 22, 2024, outlines data compliance requirements for overseas-listed enterprises. The provisions state that data processors, except for operators of critical information infrastructure, are exempt from the data exit security assessment if they have provided personal information of fewer than 100,000 people (excluding sensitive personal information) overseas cumulatively since January 1 of that year. Furthermore, data processors, unless they are operators of critical information infrastructure, who provide important data overseas or who have cumulatively provided personal information of more than 1 million people (excluding sensitive personal information) or more than 10,000 people overseas since January 1 of the same year, must apply for a data export security assessment. This application should be submitted to the national network information department via the provincial network information department where they are located. Data processors not considered operators of critical information infrastructure who provide personal information of more than 100,000 but fewer than 1 million people (excluding sensitive personal information), or less than 10,000 people overseas starting from January 1 of the same year, must either enter into a standard personal information export contract with the overseas recipient in accordance with the law or obtain personal information protection certification. The validity period of the data export security assessment results is three years, calculated from the date the assessment results are issued. As advised by our PRC legal counsel, Beijing ANLI (Tianjin) Partners, we are currently exempt from the data exit security assessment. However, there remains uncertainties as to how the Data Provisions will be interpreted or implemented, and whether they will affect us. If it is determined in the future that the data exit security assessment becomes applicable to us, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices. We may incur substantial costs in complying with the Data Provisions, which could result in material adverse changes in our business operations and financial position.

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

On April 21, 2020, the then SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

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

Our auditor, RBSM LLP, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to our offerings and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us since a substantial portion of our operations are conducted in China. Furthermore, if the PCAOB is unable to inspect our accounting firm in the future, the HFCA Act, as amended, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within two years, will prohibit trading in our securities, and, as a result, an exchange may determine to delist our securities and trading in our securities could be prohibited. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. In addition, delisting may cause a significant decrease in or a total loss of the value of our securities. Although a shareholder’s ownership of our Company may not decrease directly from delisting, the ownership may become worth much less, or, in some cases, lose its entire value.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

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

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, most of our current revenue and net income are derived from our UK subsidiaries, and a small proportion of our current revenue and net income are derived from Mingda Tianjin and its Chengdu branch office. We do not have an equity ownership interest in Mingda Tianjin but rely on the VIE Agreements entered into on April 28, 2018, with Mingda Tianjin to control and operate its business and the business of its branch office. However, these VIE Agreements may not be effective in providing us with the necessary control over Mingda Tianjin and its operations. Any deficiency in these VIE Agreements may result in our loss of control over the management and operations of Mingda Tianjin, which will result in a significant loss in the value of an investment in our Company. Our Ordinary Shares are shares of our offshore holding company instead of shares of the PRC operating entities.

We rely on contractual rights through our VIE structure to effect control over and management of Mingda Tianjin and its branch office. The VIE Agreements, however, may not be as effective in providing us with the necessary control over Mingda Tianjin and its operations, which exposes us to the risk of potential breach of contract by the shareholders of Mingda Tianjin. For instance, Mingda Tianjin and the Mingda Tianjin Shareholders could breach their contractual arrangements with WFOE by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of Mingda Tianjin, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Mingda Tianjin, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. Under the current VIE Agreements, however, we rely on the performance by Mingda Tianjin and the Mingda Tianjin Shareholders of their respective obligations under the contracts to exercise control over Mingda Tianjin. The Mingda Tianjin Shareholders may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the VIE Agreements with Mingda Tianjin. In the event that Mingda Tianjin or the Mingda Tianjin Shareholders fail to perform their respective obligations under the VIE Agreements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. Even if legal actions are taken to enforce such arrangements, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, as our chief executive officer Mr. Siping Xu owns 98.27% of Mingda Tianjin’s outstanding equity, it may be difficult for us to change our corporate structure if such shareholder refuses to cooperate with us.

Because we conduct a substantial part of our business through Mingda Tianjin, a VIE, if we fail to comply with applicable law, we could be subject to severe penalties and our business could be adversely affected.

We operate a substantial part of our business through Mingda Tianjin, a VIE, the equity of which is principally owned by Mr. Siping Xu, our chief executive officer and principal shareholder, through the VIE Agreements, as a result of which, under U.S. GAAP, the assets and liabilities of Mingda Tianjin are treated as our assets and liabilities and the results of operations of Mingda Tianjin are treated in all respects as if they were the results of our operations for accounting purposes. Because we do not directly hold equity interests in the VIE and its subsidiaries, we are subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations, including, but not limited to, regulatory review of overseas listing of PRC companies through special purpose vehicles, and the validity and enforcement of the VIE Agreements among WFOE, Mingda Tianjin, and the Mingda Tianjin Shareholders. We are also subject to the risks and uncertainties about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations, and the value of our ordinary shares may depreciate significantly or become worthless. The VIE Agreements have not been tested in a court of law in China as of the date of this annual report.

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

If the PRC government determines that the VIE Agreements do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIE, and our Ordinary Shares may decline in value or become worthless.

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including those related to VIEs. There are currently no relevant laws or regulations in the PRC that prohibit companies whose entity interests are within the PRC from listing on overseas stock exchanges. The VIE Agreements have not been tested in a court of law in China as of the date of this annual report. Although we believe that our corporate structure and VIE Agreements comply with current applicable PRC laws and regulations, in the event that PRC government determines that the VIE Agreements do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIE, and our Ordinary Shares may decline in value or become worthless.

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

Further, our relationship with Mingda Tianjin is governed by the VIE Agreements, which are intended to provide us, through our indirect ownership of WFOE, with the ability to, for accounting purposes, control and receive the economic benefits of Mingda Tianjin’s business operation through the VIE Agreements, which enables us to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under U.S. GAAP. The VIE Agreements, however, may not be effective in providing control over the applications for and maintenance of the licenses required for our business operations. Mingda Tianjin could violate the VIE Agreements, go bankrupt, suffer from difficulties in its business, or otherwise become unable to perform its obligations under the VIE Agreements and, as a result, our operations, reputation, business, and stock price could be severely harmed.

The exercise of our option to purchase part or all of the shares in Mingda Tianjin under the Equity Option Agreement might be subject to certain limitations and substantial costs.

Our Equity Option Agreement with Mingda Tianjin and the Mingda Tianjin Shareholders provides WFOE with the option to purchase up to 100% of the shares in Mingda Tianjin. Such transfer of shares may be subject to approvals from, filings with, or reporting to competent PRC authorities, such as MOFCOM, the State Administration for Market Regulation, and/or their local competent branches. In addition, the shares transfer price may be subject to review and tax adjustment by the relevant tax authorities. The shares transfer price to be received by Mingda Tianjin under the VIE Agreements may also be subject to enterprise income tax, and these amounts could be substantial.

Risks Relating to Our Ordinary Shares and the Trading Market

Because we are a Cayman Islands company and all of our business is conducted in the PRC through the PRC operating entities and in the UK through our UK subsidiaries, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

We are incorporated in the Cayman Islands and conduct our operations in China through the PRC operating entities and in the UK through our UK subsidiaries. All of our assets are located outside of the United States. In addition, five out of our six directors and officers, namely Siping Xu, Mengnan Wang, Liang Zhang, Zhenlei Hu, and Wei Guan, reside in the PRC; another director, Liding Sun, resides in the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these five directors and officers in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

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

Furthermore, Nasdaq Listing Rule 5635 provides that shareholder approval is required of U.S. domestic companies listed on the Nasdaq Capital Market prior to (i) issuances in connection with the acquisition of the stock or assets of another company if upon issuance the issued shares will equal to 20% or more of the number of shares or voting power outstanding prior to the issuance, or if certain specified persons have a 5% or greater interest in the assets or company to be acquired (Rule 5635(a)); (ii) issuances or potential issuances that will result in a change of control (Rule 5635(b)); (iii) issuances in connection with equity compensation arrangements (Rule 5635(c)); and (iv) 20% or greater issuances in transactions other than public offerings, as defined in the Nasdaq rules (Rule 5635(d)). Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. For more information regarding our corporate governance, please see “Item 16.G. Corporate Governance.”

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards. However, in the future, we may consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain other corporate governance standards which may afford less protection to investors.

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

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. It is possible that, however, for our 2024 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. The VIE Agreements are designed to provide WFOE with the power, rights, and obligations to Mingda Tianjin as set forth under the VIE Agreements. We have evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we are regarded as the primary beneficiary of the VIE for accounting purposes, as a result of our direct ownership in WFOE and the provisions of the VIE Agreements. As a result, we are treating Mingda Tianjin as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Therefore, the income and assets of Mingda Tianjin should be included in the determination of whether or not we are a PFIC in any taxable year. However, if we are not treated as owning Mingda Tianjin for United States federal income tax purposes, we would likely be treated as a PFIC.

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

On August 22, 2023, we incorporated Fernie Castle Culture in the UK. Fernie Castle Culture expects to engage in the management of the brand name of “Fernie” and developing “Fernie” brand name related products and services.

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

Overview

We operate our business through MD UK, Mansions, and Mingda Tianjin, which is a VIE in the PRC.

Mansions engages in the asset management business and expects to provide comprehensive UK real estate-related services, including property leasing, property sales, furnishings, routine property maintenance and management, and hospitality and butler services to overseas real estate owners. Mansions implements customized management plans holistically curtailed to the needs of its real estate owner clients. It facilitates a variety of ancillary services, including its real estate marketing and planning services, real estate agency services, advertisement planning services, 24-7 multilingual customer service meeting the demand of an international market, and professional onsite butler team. We believe that the establishment of Mansions is a significant step for our global expansion strategy. Mansions commenced operations in 2021 and generated $102,909 (GBP 82,729), $16,263 (GBP13,207), and $19,469 (GBP14,150) of revenue during the years ended December 31, 2023, 2022 and 2021, respectively.

MD UK commenced its operations in 2021. MD UK focuses on developing and launching real estate development projects and hospitality programs, including hotel operations. See “—Our Services—The UK Operations.”

Mingda Tianjin primarily provides primary real estate agency services to its real estate developer clients, and provides, on an as-needed basis, real estate consulting services. Currently, Mingda Tianjin’s main market is in the Tianjin Autonomous Municipality, one of the richest cities in the PRC, ranking fifth in the PRC based upon GDP per capita in 2022, according to the China Statistical Yearbook. Since 2014, Mingda Tianjin has expanded its market presence to other first and second tier cities in China, including Chengdu of Sichuan province.

The PRC operating entities’ primary real estate agency services offerings include providing primary agency sales services to residential real estate developers at any stage of the development and sale of a residential real estate project. Since their inception in 2002, they have been engaged in the sale of 74 unique residential real estate projects, with 68 projects reaching 100% sales completion status as of December 31, 2023. The PRC operating entities typically serve large and mid-sized real estate developers, such as Ping An Real Estate Co., Ltd., China Vanke Co., Ltd., China Merchants Property Development Co., Ltd., Tianjin Metro Resources Investment Co., Ltd., Jingrui Real Estate (Group) Co., Ltd., Tianjin Real Estate Development (Group) Co., Ltd., Tianjin Teda Development Co., Ltd., and Tianjin City Investment Binhai Real Estate Management Co., Ltd., or promising emerging local developers in the markets in which they operate. The PRC operating entities primarily generate revenue through sales commissions which are either fixed or progressive. They generated 29.0%, 96.4%, and 98.7% of their total revenue through their primary agency sales services in fiscal 2023, fiscal 2022, and fiscal 2021, respectively. The PRC operating entities have traditionally provided exclusive primary agency sales services where they are the exclusive sales agent. While we expect the exclusive sales agent arrangements to continue to be the main part of their business, since 2016 they have strategically bid on and won real estate projects as co-sale agents, where they collaborate with other primary agency sales service providers to act as co-agents in a sale. In fiscal years 2023, 2022, and 2021, 1%, 5.06%, and 32.87%, respectively, of the PRC operating entities’ revenue was derived from sales in real estate projects through the PRC operating entities where they acted as co-agents providing primary agency sales services to their developer clients. We believe that co-sale opportunities allow the PRC operating entities to tap into developer clients they have not previously collaborated, or who utilized their traditional primary sales agents.

The PRC operating entities commenced their operations in 2002. Their revenue was $41,954, $434,371, and $4,446,764 for the years ended December 31, 2023, 2022, and 2021, respectively. Their net (loss) was $(662,821), $(1,847,047), and $(2,078,678) for the years ended December 31, 2023, 2022, and 2021, respectively.

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

Growth Strategies

Our board of directors has adjusted the growth strategies to reduce the scale of operations of the PRC operating entities and shift our focus onto developing the overseas operations that are currently propelled by our UK, Japanese, and German subsidiaries. Starting in 2021, the PRC operating entities have reduced the existing real estate agency programs and decreased the size of their sales team on relevant projects, further downscaled their operations in 2023, and plan to continue the downscaling in 2024. The services provided by the PRC operating entities, including real estate marketing and planning services, real estate agency services, and advertisement planning services, have translated into experiences that will help our other subsidiaries in the UK, Germany, Japan, and other prospective markets to gain competitive advantages. Currently, the UK subsidiaries are the focus of future growth and market expansion, with the following strategies:

●	Acquire Properties with Rich Historical Value. The UK subsidiaries started to acquire real properties with rich historical value in the UK in 2022. MD UK completed the acquisition of Fernie Castle in August 2022 and the acquisition of the Robin Hill Hotel and the Villa in December 2022. See “—Our Services—The UK Operations.” We plan to continue searching for potential acquisition targets, from medieval castles to buildings from a particular historical period, in the UK and other European countries. Our five-year vision is to continue exploring and developing high-quality historical and cultural properties by combining modern digital technology with our historical properties to create unique assets that have both historical and contemporary practical value.
●	Expand Service Offerings and Increase Cross-selling Opportunities. The UK subsidiaries offer a wide range of services across the primary real estate market and the real estate rental market, and ancillary real estate-related services. As the real estate industry, especially the rental market, continues to grow and mature in the UK, we believe there are significant growth opportunities for new and innovative types of real estate services. The UK subsidiaries plan to continuously evaluate new growth areas and expand their service offerings to capture opportunities in these areas as they arise and the UK subsidiaries commenced their operations with the plan to diversify their revenue streams. For example, besides the UK subsidiaries’ real estate marketing and planning services and their real estate agency services, they also offer advertisement planning services, tenant screening services, 24-7 multilingual customer service meeting the demand of an international market, and professional onsite hospitality and butler services. The UK subsidiaries strive to become an integrated platform for comprehensive property management capabilities that cover real estate-related service needs from all aspects for investors and real estate owners.
●	Expand Geographic Reach and Enhance Brand Recognition. The UK subsidiaries plan to provide real estate services and strategically expand their operations to additional cities, covering cities that attract overseas investors, and are undergoing real estate development growth. The UK subsidiaries’ entrance into new geographic markets will be carried out systematically in response to their real estate developer clients’ needs and market opportunities. They intend to invest in the promotion of their brand when they enter a new market and to leverage their brand to capture growth opportunities. The UK subsidiaries intend to hire and train local employees and sales associates who are socially connected to the local markets. By expanding into new markets, they aim to lay the foundation for a nationwide real estate service network in the UK and branches into the greater European markets that can provide seamless quality services to their local and overseas investor and real estate owner clients alike.

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

The PRC operating entities’ principal business has traditionally been, and we expect will continue in the foreseeable future to be, providing primary real estate agency services. The PRC operating entities derive substantially all of their primary real estate agency service revenue from gross commission income received serving as a broker or sales agent at the closing of real estate transactions. The PRC operating entities provide primary real estate agency services to real estate developers of mainly residential properties. For the years ended December 31, 2023, 2022, and 2021, the PRC operating entities’ average residential property broker commission rate was 0.47%, 0.5%, and 0.72%, respectively, which represented the average/standard commission rate earned by primary sales agents in a home sale transaction.

Through Mingda Tianjin and its three branch offices in Chengdu, Suzhou (deconsolidated in 2022), and Yangzhou (deconsolidated in 2021), the PRC operating entities own and operate a primary real estate agency service business in the following local markets, Tianjin, Chengdu, Yangzhou, and Suzhou, which represented 100%, 0%, 0%, and 0% of their agency revenue for the year ended December 31, 2023, represented 95%, 5%, 0%, and 0% of their agency revenue for the year ended December 31, 2022, and represented 75%, 23%, 0%, and 2% of their agency revenue for the year ended December 31, 2021, respectively. Their Chengdu Branch Office commenced generating revenue in 2019. As of December 31, 2023, they had 0 employees.

From the PRC operating entities’ inception in 2002 to December 31, 2023, they were retained on 74 real estate projects from 60 real estate developers and completed the sale of 68 projects as of December 31, 2023. For the years ended December 31, 2023, 2022, and 2021, they completed the sale of 6 units, 82 units, and 861 units, respectively.

The following table sets forth the total gross floor area (“GFA”) and value of properties sold for the periods indicated:

	For the Years Ended December 31,
	2023	2022	2021
Total GFA of new properties under contract (thousands of square meters)	1.24	13.98	117.17
Total value of contracts (millions of $)	8.97	83.12	545.41

Service Engagements

For both of the PRC operating entities’ primary agency sales service and their consulting service offerings, the PRC operating entities are typically considered by their developer clients and consulting service clients for engagement through a bidding process, where each of the potential bidders submit a detailed service plan and an estimated cost and service fee. The real estate industry has moved away from developer clients working exclusively with a few primary agency sales service providers, which has created opportunities for the PRC operating entities to expand their market share and penetrate into new markets with their integrated service offerings and execution of sales and marketing strategies. Additionally, while the majority of our current revenue comes from the PRC operating entities’ real estate projects where they act as the exclusive primary agency sales service provider, they began in 2016 to gradually increase their bidding for real estate projects that have more than one primary agency sales service provider. We believe that participating as co-agency sales service provider allows the PRC operating entities to work with a wider group of real estate developer clients and enables them to showcase and demonstrate their tailored sales and marketing strategic plans and their high-quality team execution.

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

In the year ended on December 31, 2021, the PRC operating entities performed and terminated, without renewal, their primary real estate agency service contracts with Wanhe Huasheng Real Estate Co., Ltd., Wan An Jianchuang Real Estate Co., Ltd., Wanshun Jinan Real Estate Co., Ltd., Tianfang (Suzhou) Real Estate Co., Ltd., and Tianjin Jinbin Times Real Estate Investment Co., Ltd. In addition, the PRC operating entities entered into primary real estate agency services contracts with Tianjin Taijin Real Estate Co., Ltd., Tianjin Tianwan Real Estate Brokerage Co., Ltd., Tianjin Wanan Caizhi Real Estate Co., Ltd., Tianjin TEDA Construction Group Co., Ltd., Tianjin Yuanqing Investment Co., Ltd., Tianjin Meiyin Real Estate Development Co., Ltd., and Tianjin Tianxiao Real Estate Development Co., Ltd. The PRC operating entities did not renew or perform such services in the years ended December 31, 2023 and 2022.

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

The PRC operating entities have a track record of rolling out attractive and differentiated projects that specifically cater to target buyers in each of the markets in which they operate. In 2021, the PRC operating entities successfully completed five projects in Tianjin and worked on 17 other projects. In 2022, the PRC operating entities successfully completed seven projects in Tianjin and worked on nine other projects. In 2023, the PRC operating entities successfully completed three projects in Tianjin. They were working on six other projects as of December 31, 2023.

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

The PRC operating entities sold an aggregate of approximately 15.83 million square feet of primary properties with transaction value totaling approximately RMB27.58 billion ($3.88 billion) from 2014 to December 31, 2023, for real estate development projects in four cities in China, primarily in Tianjin.

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

Real Estate Consulting Services

For clients who are not engaging them as their primary sales service providers, the PRC operating entities are also able to offer the stand-alone real estate consulting services mentioned above. The PRC operating entities’ real estate consulting services are tailored to meet the needs of their clients at various stages of real estate project development and sales process, and with particular requests and needs. For their real estate developer clients, the PRC operating entities services are designed to then formulate solutions to meet their specific needs, from research of the specific markets and prospective buyers to services designed to facility large-scale development project sales transactions. Major types of the PRC operating entities’ consulting services include (1) project consulting where they offer a variety of services to developers who have obtained land development rights, including project feasibility studies, analysis of the real estate transaction history of nearby development projects, marketing and advertising consulting, and development of comprehensive plans for their projects; (2) detailed operating and sales frameworks tailored to each real estate project that ensure high-quality execution of sales and marketing efforts, and the operation of the real estate sales office and post-closing services. The PRC operating entities’ clients include real estate developers, real estate design institutes and agencies, urban planning bureaus of various levels of governments, urban rail transportation companies, and urban infrastructure development companies. The PRC operating entities leverage their deep expertise in each step of the process involved in the planning and sale of a real estate project, to provide insights and a detailed plan of execution for their clients. The PRC operating entities also provide research analysis and reports such as feasibility analysis to their clients who have such needs. The PRC operating entities typically charge a monthly fee for each project, as well as a project completion fee if needed. Revenue from consulting services was $0, $0, and $38,746, for the years ended December 31, 2023, 2022, and 2021, respectively.

The UK operations

Two of the UK subsidiaries, MD UK and Mansions, commenced operations in August 2021. Fernie Castle Culture Limited does not currently have any operation.

Mansions engages in the asset management business and expects to provide comprehensive UK real estate-related services, including property leasing, property sales, furnishings, routine property maintenance and management, and hospitality and butler services to overseas real estate owners. Mansions implements customized management plans holistically tailored to the needs of its real estate owner clients. It facilitates a variety of ancillary services, including its real estate marketing and planning services, real estate agency services, advertisement planning services, 24-7 multilingual customer services meeting the demands of an international market, and professional onsite butler team. Mansions also manages the operations of the two hotels that MD UK recently purchased, as described below. We believe that the establishment of Mansions is a significant step for our global expansion strategy. Mansions commenced operations in 2021 and generated $102,909 (GBP 82,729), $16,263 (GBP13,207) and $19,469 (GBP14,150) revenue during the year ended December 31, 2023, 2022 and 2021, respectively.

MD UK focuses on developing and launching real estate development projects and hospitality programs, including hotel operations, which are managed through Mansions.

On August 3, 2022, MD UK entered into an Offer to Sell (the “Agreement”) with Braveheart Hotels Limited, a United Kingdom company (“Braveheart”). Pursuant to the Agreement, MD UK agreed to purchase Fernie Castle, Letham, Cupar, Fife, KY15 7RU, United Kingdom (the “Property”) from Braveheart for a price of GBP1,580,000 and Braveheart agreed to sell such Property and to deliver entry with vacant possession of the Property to MD UK on August 5, 2022, or such other date as MD UK and Braveheart may agree in writing. The parties closed this deal on August 5, 2022. MD UK plans to transform the property into a multi-functional cultural venue, encompassing a fine dining restaurant, a hotel, and spaces for parties and weddings. The Company will remodel the property with support from available funding sources. The Company may obtain financial support from its major shareholder, secure a loan using its property as collateral, or raise funds through a private placement. However, these sources of funding are not guaranteed. As of the date of the annual report, the remodeling is not yet complete.

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

For the year ended December 31, 2023, the PRC operating entities’ top customer represented approximately 28% of their total revenue. The accounts receivable from this customer (project) were $0 as of December 31, 2023.

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

UK subsidiaries’ principal competitors in hotel operations are traditional hotel and resort operators, internet-based alternative lodging sites operators, and package holidays and tour operators. UK subsidiaries face intense competition for individual guests and group reservations from major hospitality chains with well-established and recognized brands, as well as from other smaller hotel chains, independent and local hotel owners and operators, and alternative lodging sites. UK subsidiaries compete for customers primarily based on location, room rates, quality of the accommodations, customer satisfaction, and amenities. Our competitors may have similar or greater commercial and financial resources which allow them to improve their properties in ways that affect our ability to compete for guests effectively and adversely affect our revenue and profitability and limit or slow our future growth.

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

On March 18, 2022, the Chengdu Branch Office of Mingda Tianjin filed a civil complaint in the People’s Court of Dujiangyan City, Sichuan Province, alleging breach of contract and unpaid service fee against Chengdu TEDA New City Construction Development Co., Ltd (“Chengdu TEDA”). The total claimed amount is approximately $757,861 (RMB5,380,734). On July 15, 2022, the Court made a favorable judgment that Chengdu TEDA need to pay the full amount claimed within five days. On July 29, 2022, Chengdu TEDA filed an appeal. On December 23, 2022, the Intermediate People’s Court of Chengdu City, Sichuan Province made a final judgment, and demanded that Chengdu TEDA pay RMB5,157,182 plus liquidated damages and interest to the Company in five days. The Company received the payment of $838,625 (RMB5,954,151) on February 27, 2023.

On January 9, 2023, the Chengdu Branch Office of Mingda Tianjin filed a civil complaint in the People’s Court of Dujiangyan City, Sichuan Province, alleging breach of contract and an unpaid service fee against Chengdu TEDA. Total claimed amount is approximately $263,725 (RMB1,872,419).

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

Because Chengdu TEDA did not fulfill the obligations of the above judgment, Mingda Tianjin applied to the court for compulsory execution, and on May 5, 2023, the Dujiangyan Municipal People’s Court of Sichuan Province filed a case for the application of Mingda Tianjin. After the enforcement by the court, Mingda Tianjin received part of the enforcement refund of $127,842 (RMB907,662) on September 1, 2023, and since Chengdu TEDA had no other property for enforcement, the court issued the Civil Ruling on November 2, 2023, which terminated the enforcement procedure. After the termination of the execution procedure, Mingda Tianjin still enjoys the right to request Chengdu TEDA to continue to fulfill its obligation to pay the remaining amount, and if Mingda Tianjin discovers that Chengdu TEDA has any property available for execution, it may apply to the court for resumption of execution at any time. As of yet, Chengdu TEDA has not been found to have any other property available for execution, and the case status remains “execution terminated.”

On July 17, 2023, Mingda Tianjin filed a civil lawsuit with the Tianjin Heping District People’s Court against Yuan Zhang and Shuming Wang, the defendants, for the payment of $101,692 (RMB722,000) in arrears to Mingda Tianjin, as well as the payment of interest accrued for late payment. The case was mediated by the court, and Mingda Tianjin reached a settlement with the defendants, and the court issued a Civil Mediation, stating that the defendants would jointly pay $63,381 (RMB450,000) to Mingda Tianjin in one lump sum by September 11, 2023, and pay case acceptance fee of $796 (RMB5,649.5) and litigation preservation fee of $601 (RMB4,269). On September 10, 2023, the defendants jointly paid $64,778 to Mingda Tianjin in one lump sum, and also paid the case acceptance fee and litigation preservation fee in their entirety. As a result, on September 10, 2023, the case was closed.

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

On January 15, 2023, the General Office of the Chengdu Municipal People’s Government issued a notice regarding the Interim Measures for the Operation and Management of Affordable Rental Housing in Chengdu. The notice states that affordable rental housing should include properties developed and constructed by state-owned enterprises, public institutions, research institutes, colleges, universities, and other market entities. These properties must obtain project recognition certificates, land ownership documents, surveying, and mapping reports, among other requirements. Chengdu will establish a database for affordable rental housing to be managed through the Chengdu Affordable Rental Housing Management Service Platform. This platform will oversee the supervision of state-owned enterprises in Chengdu. The notice also specifies that the annual rent increase for affordable rental housing cannot exceed 5%. Property owners of such housing will be eligible for tax benefits, financial, and other support policies according to the regulations. Moreover, it is essential to ensure that the housing provided meets the requirements for affordable rental housing and is not illegally listed for sale, sold in disguise, operated under the guise of affordable rental housing, or used to deceive in order to obtain preferential policies. Real estate brokerage firms and their employees are prohibited from providing subletting services for guaranteed rental housing, illegally collecting, providing, or disclosing others’ information. Additionally, except for the property owner or operating entity, no rental information for guaranteed rental housing can be published on the websites, rental transaction platforms, apps, or mini-programs of real estate brokerage institutions without the consent of the industry regulatory department.

On July 10, 2023, the State Administration for Financial Supervision and Administration of the People’s Bank of China issued a notice on extending the period of policies related to financial support for the stable and healthy development of the real estate market. If the relevant policies of the Notice of the People’s Bank of China and the China Banking and Insurance Regulatory Commission on Doing a Good Job in the Current Work of Financial Support for the Stable and Healthy Development of the Real Estate Market have an applicable period, the applicable period will be uniformly extended to December 31, 2024.

On August 30, 2023, the General Office of the Tianjin Municipal People’s Government issued a notice on the issuance of a new round of measures to optimize the business environment in Tianjin. The notice proposes improving the level of intelligent real estate registration, simplifying the process of paying real estate registration taxes and fees, and launching the “Real Estate Transaction Tax Calculator” on the “Jinxindeng” app. It also promotes the “One Stop Real Estate Registration” throughout the city, moves the application scenario for real estate registration to the sales office, and opens the online processing function for construction in progress mortgage on the bank end. For projects that obtain land through public transfer, enterprises can simultaneously apply for the acquisition of electronic real estate registration certificates or physical real estate property rights certificates when obtaining the Land Delivery Confirmation. Additionally, the notice details plans to reconstruct the real estate registration information platform, build a real estate registration data sharing platform, and establish a security guarantee system. The notice also emphasizes fully promoting online transfers of personal stock housing transactions with collateral and continuously expanding the scope of real estate registration and gas heat linkage transfer.

On September 1, 2023, the Tianjin Municipal Commission of Housing and Urban-Rural Development, Tianjin Municipal Bureau of Planning and Natural Resources, Tianjin Branch of the People’s Bank of China, and Tianjin Supervision Bureau of the State Financial Supervision and Administration issued the Notice on Further Adjusting and Optimizing Real Estate Policies to Better Meet the Rigid and Improved Housing Needs of Residents. The notice proposes several measures to support the rigid housing demand, including continuing to implement a package of policies and measures to promote the virtuous cycle and healthy development of the real estate industry, promoting the accurate connection between housing supply and demand, and supporting the reasonable housing purchase demands of college graduates. If college graduates who are not registered residents of this city and do not own houses in the housing purchase restricted areas can purchase one set of housing with labor contracts, enterprise registration certificates, and graduation certificates. The notice also outlines adjustments to regional purchase restriction measures by adjusting the housing purchase restriction areas to six districts within the city. Residents who purchase new commercial housing or second-hand housing within these areas will still be subject to the city’s housing purchase restriction and qualification policies. Improvements to housing credit policies include the following: In non-housing purchase restricted areas of the city, residential households purchasing houses and applying for commercial personal housing loans should follow the differentiated housing credit policies of cities that do not implement purchase restriction measures and extend the maximum term of commercial personal housing loans in the city. Additionally, the notice encourages the distribution of housing subsidies by urging the people’s governments of each district to provide certain subsidies to homebuyers who purchase newly built commercial housing in their respective areas, to reduce the burden of housing purchases. The specific subsidy standards, operating procedures, and implementation times shall be determined and organized by the people’s governments of each district. Creating a good public opinion environment is also a focus. This involves strengthening positive publicity and public opinion guidance in the real estate market, timely releasing information on the operation and policies of the real estate market, and stabilizing housing consumption expectations. The notice also emphasizes continuously strengthening the rectification of negative public opinion in the real estate sector, resolutely cracking down on various institutions and individuals who create and disseminate false information and creating a favorable public opinion environment in the real estate market.

On November 27, 2023, several key Chinese regulatory bodies, including the People’s Bank of China, the State Administration for Financial Supervision, the CSRC, the SAFE, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Finance, and the All-China Federation of Industry and Commerce issued a notice on strengthening financial support measures to aid the development and growth of the private economy. The notice proposes actively providing continuity services in funding and encourages the host and leading banks of syndicated loans to actively assume leadership and coordination roles. For private enterprises facing temporary difficulties, yet possessing a market for their products, prospects for project development, and competitive market technology, the notice advises connecting with their financing needs in advance based on market-oriented principles, and cautions against abruptly stopping, pressuring, withdrawing, or cutting off loans. It emphasizes implementing policies, such as the Notice on Doing a Good Job in Financial Support for the Stable and Healthy Development of the Real Estate Market, maintaining stability in key financing channels like credit and bonds, and reasonably meeting the financial needs of private real estate enterprises.

On January 5, 2024, the People’s Bank of China and the State Administration for Financial Supervision and Administration issued the “Opinions on Financial Support for the Development of the Housing Rental Market.” The document proposes policies to support the supply-side structural reform of the housing rental sector, with a focus on supporting the professionalization and large-scale development of housing rental enterprises that own their properties. It also aims to establish and improve the financial support system for housing rental, strengthen the innovation of housing rental credit products and service models, expand diversified investment and financing channels in the housing rental market, and enhance the management of housing rental finance.

On January 5, 2024, the Financial Supervision Administration of the Ministry of Housing and Urban-Rural Development issued a notice on establishing a coordination mechanism for urban real estate financing. The aim is to leverage the leading and coordinating role of urban people’s governments, utilize policy toolboxes effectively for urban implementation, more accurately support the reasonable financing needs of real estate projects, and promote the stable and healthy development of the real estate market. The Financial Supervision Administration proposed establishing a coordination mechanism for urban real estate financing, screening and determining support objects, meeting reasonable financing needs, and ensuring effective financing management.

On February 21, 2024, the Ministry of Housing and Urban-Rural Development issued a notice on effective housing development planning and annual planning. The notice states that it will establish a linkage mechanism incorporating the elements of “people, housing, land, and money.” Cities are required to accurately analyze housing demand based on local conditions, improve the “guarantee+market” housing supply system, and scientifically formulate annual housing development plans. The annual housing development plan should specify the scale, structure, and location of various types of housing and land supply, and calculate the reasonable financing needs of real estate projects. It is necessary to further clarify the supply of affordable housing units and the structure of unit types. Additionally, the stable and healthy development of the real estate market, as well as the waiting time for housing security, should be incorporated into target management.

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

Currently, the PRC operating entities’ primary market is the Tianjin Autonomous Municipality, and they also operate in Chengdu of Sichuan province.

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

On April 27, 2023, the Ministry of Housing and Urban-Rural Development and the State Administration for Market Regulation jointly issued the “Opinions on Standardizing Real Estate Brokerage Services.” The document requires the strict implementation of the real estate brokerage agency filing system and the enhancement of management of brokerage practitioners in accordance with the “Real Estate Economic Management Measures.” It calls for effective measures to be taken to protect customer personal information and to strengthen the supervision of funds in stock housing transactions. Unless specified by the parties involved in the transaction, the purchase price should be included in the fund supervision account. Each regulatory department will intensify efforts to rectify illegal and irregular behaviors and include relevant illegal and irregular information of real estate brokerage institutions in the national enterprise credit information disclosure system, as regulated.

The “Opinions on Standardizing Real Estate Brokerage Services” clarify 10 regulatory measures: strengthening the management of practitioners by strictly implementing the filing system for brokerage institutions and comprehensively promoting the real name registration of brokerage practitioners; clarifying the content of brokerage services, which are divided into basic and extended services - basic services being essential for facilitating housing transactions and extended services being optional and offered separately; determining brokerage service fees reasonably, allowing negotiation based on the service content, quality, and market conditions, with encouragement for brokerage agencies to reduce fees for housing sales and rental brokerage services and guidance for both parties to jointly bear the costs; implementing clear pricing by ensuring that brokerage institutions do not mix or bundle fees and providing a fee list to the trading parties before charging, which specifies the standards and amounts to be signed and confirmed by the involved parties; prohibiting the manipulation of brokerage service fees by preventing brokerage institutions from abusing their dominant market position to charge unfair or excessively high fees and ensuring that real estate internet platforms do not interfere with the charging standards set by the brokerage institutions; standardizing the signing of transaction contracts by requiring brokerage agencies facilitating housing transactions to manage the online signing and filing of sales and lease contracts through the designated housing online signing and filing system; strengthening personal information protection by preventing brokerage agencies and practitioners from illegally collecting, using, processing, transmitting, buying, selling, providing, or disclosing others’ personal information; enhancing management services by establishing and improving a housing transaction management service platform and strengthening the management of trading properties, brokerage institutions, and practitioners; intensifying efforts to rectify illegal and irregular behaviors by including the standardization of real estate brokerage services as a critical part of the rectification of the real estate market order and exposing typical cases; and strengthening industry self-discipline management, with industry organizations imposing self-discipline penalties on brokerage firms and practitioners who engage in non-standard fees or infringe upon the legitimate rights and interests of customers’ personal information.

On December 1, 2023, the Chengdu Housing and Urban Rural Development Bureau, the Office of the Cybersecurity and Information Technology Committee of the Chengdu Municipal Committee of the Communist Party of China, and the Chengdu Market Supervision Administration jointly issued a notice on further regulating the behavior of real estate brokerage services. The notice requires that real estate brokerage institutions which have not applied for filing or have submitted incomplete and inaccurate information when applying for a business license must apply to the housing and construction administrative department at their registered location to correct or complete the filing procedures and obtain online signing authority within 30 days from the date of receiving their business license. The housing and construction administrative department is instructed to intensify its inspection efforts and to conduct regular or irregular supervision and inspections of the practice behavior of real estate brokerage institutions within its jurisdiction. It is also specified that if real estate brokers are involved with a real estate internet information platform or APP client, they must ensure thorough house source reviews and releases, maintain transparency and openness of information, actively verify house sources, protect customer privacy, and ensure the protection of personal information when using related functions.

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

On February 28, 2023, the Tianjin Municipal Commission of Housing and Construction issued the “Tianjin Real Estate Brokerage Industry Credit Management Measures,” aimed at further regulating the behavior of real estate brokerage institutions and personnel in Tianjin. This initiative includes strengthening credit information collection, establishing credit evaluation indicators, and categorizing the credit rating of real estate brokerage institutions into five levels: A to E. The credit evaluation period is set for one year, during which the credit scores of real estate brokerage firms are subject to dynamic management.

On January 17, 2024, the Office of the Ministry of Housing and Urban-Rural Development issued a notice regarding typical cases of infringement of citizens’ personal information by the real estate intermediary industry. The notice aimed to further strengthen the protection of personal information within the real estate intermediary sector and to serve as a deterrent through educational warnings. It reported five typical cases where citizens’ personal information was infringed upon by the industry.

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

On May 31, 2023, the Sichuan Provincial Taxation Bureau of the State Administration of Taxation issued a notice on the pre-collection and approved collection rates for land value-added tax. Taxpayers engaged in real estate development, referred to here as taxpayers, who transfer different types of real estate are subject to varying pre-collection rates of land value-added tax. Notably, affordable housing is exempt from pre-collection. The rates are set at 1% for ordinary residential properties, 2% for non-ordinary residential properties, and 2.5% for other types of real estate. In instances where a taxpayer transfers real estate at a significantly lower price without justifiable reasons or submits a false declaration, the tax authority will determine the income from the transfer based on the evaluated price of the real estate. Approved collection rates are defined as follows: 5% for ordinary residential properties, 7% for non-ordinary residential properties, and 8% for other types of real estate in Chengdu; in other cities and states, the rates are 5% for ordinary residential properties, 6% for non-ordinary residential properties, and 7% for other types of real estate.

On September 21, 2023, the Office of the People’s Government of Baodi District, Tianjin, announced a subsidy program for the purchase of new commercial residential properties in the district. The subsidy is applicable from September 21, 2023, through December 31, 2023. Eligible buyers who complete the purchase deed tax payment and obtain the tax payment certificate by the end of the specified period can apply for a subsidy. The subsidy amounts to 1% of the total purchase price as stated in the commercial housing sales contract, with the maximum subsidy capped at $7,042 (RMB50,000). The subsidy will be calculated in yuan and rounded to the nearest whole number.

On January 1, 2024, the Ministry of Finance, the State Administration of Taxation, and the Ministry of Housing and Urban Rural Development issued a notice reaffirming their commitment to support housing purchases through beneficial personal income tax policies. These policies will be effective from January 1, 2024, to December 31, 2025. Under these policies, taxpayers who sell their residence and buy another within one year are eligible for a refund on the personal income tax paid on the sale of their previous residence. The refund amount is contingent upon the price of the newly purchased property. If the price of the new residence is equal to or exceeds the sale price of the previous one, the full personal income tax amount paid will be refunded. If the new residence is less costly, the refund will be proportional to the price difference.

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

On March 23, 2023, the China National Intellectual Property Administration released the Annual Work Guidelines for Promoting the High - Quality Development of Intellectual Property Rights (2023). These guidelines focus on strengthening the legal protection of intellectual property rights through collaboration with the Ministry of Justice. Key updates include revising the Detailed Rules for the Implementation of the Patent Law, the Guidelines for Patent Examination, and the Measures for the Registration and Management of Collective Trademarks and Certification Trademarks, alongside enhancing intellectual property rights supervision.

Subsequently, on June 25, 2023, the State Administration for Market Regulation announced the implementation of the “Regulations on Prohibiting the Abuse of Intellectual Property to Exclude and Restrict Competition,” effective from August 1, 2023. These regulations intensify the monitoring of intellectual property abuse that could hinder competition, reinforcing anti-monopoly policies within the realm of intellectual property.

Furthering these developments, on November 29, 2023, the National Certification and Accreditation Administration, in conjunction with the China National Intellectual Property Administration, declared the implementation of the revised national standard for enterprise intellectual property compliance management, GB/T 29490-2023, replacing the previous standard GB/T 29490-2013, starting January 1, 2024. The transition period, lasting two years, allows organizations with existing certifications under the old standard to undergo version change review either during annual supervision or re-certification review, or to independently initiate such review according to the new standards. Certifications that pass such review will be issued under the new standard, maintaining the original certificate’s validity period or establishing a new three-year validity if re-certification is conducted. During 2024, certifications can still be processed under the old standard, but from January 1, 2025, all new applications must adhere to the updated standards. After December 31, 2025, certificates that have not transitioned to the new standard will be subject to suspension or revocation.

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

On May 11, 2022, the SAFE issued the Administrative Punishment Measures of the SAFE, which came into effect on June 1, 2022. The revised content focuses on: (i) refining the jurisdiction and filing standards, regulating electronic evidence collection activities, clarifying the handling period, and further enhancing law enforcement transparency; (ii) fully implementing the administrative law enforcement publicity system, the legal review system for law enforcement decisions, and the entire process record system for law enforcement, strengthening law enforcement supervision; and (iii) improving the statement defense and hearing procedures, refining hearing standards, and fully protecting the legitimate rights and interests of administrative counterparties. The Administrative Punishment Measures of the SAFE standardizes the administrative punishment behavior of the SAFE and its branches, and ensures and supervises the foreign exchange bureau to perform its duties in accordance with the law, and protects the legitimate rights and interests of citizens, legal persons, and other organizations.

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

On December 4, 2023, the SAFE issued a notice aimed at deepening reforms to enhance the facilitation of cross-border trade and investment. This initiative seeks to expand foreign exchange management reforms nationally, extending pilot policies that facilitate cross-border financing. One significant change is the relaxation of restrictions on the scale of initial expenses for overseas direct investments (ODI). Previously, the cumulative amount of remittance for preliminary expenses by domestic enterprises for overseas direct investment was capped at the equivalent of $3 million or 15% of the total investment proposed by the Chinese side. This cap has now been removed, allowing for greater flexibility in funding overseas ventures. Additionally, the notice permits the domestic equity transferor, including both institutions and individuals, to directly remit equity transfer consideration funds in foreign currency paid by domestic entities. It also allows for the foreign exchange funds raised by domestic enterprises during overseas public offerings to be transferred to the capital account settlement account. Funds in these accounts are now eligible for independent foreign exchange settlement. Furthermore, the domestic equity transferor can transfer equity transfer consideration funds received from foreign-invested enterprises—these funds can be in RMB obtained through direct foreign exchange settlement or RMB funds in accounts awaiting payment—directly to the domestic equity transferor’s RMB account. This reform aims to streamline financial transactions related to foreign investments and enhance the operational efficiency of cross-border investments by Chinese enterprises.

On March 11, 2024, the SAFE announced the release of the “Guidelines for Statistical Services of Foreign Financial Assets, Liabilities, and Transactions (2024 Edition).” These guidelines are designed to enhance the collection and analysis of data concerning foreign financial assets and liabilities along with international balance of payments transaction flows. The primary entities required to report under these guidelines include domestic non-financial enterprises listed overseas, designated entities holding overseas equity (encompassing both individuals and institutions), and key domestic non-financial enterprises. These guidelines specify the exact information that needs to be reported, the methods of reporting, and the standards that must be adhered to in the reporting process.

Following this, on April 3, 2024, the SAFE issued a notice to further optimize the management of trade foreign exchange business, effective June 1, 2024. This new policy eliminates the need for enterprises to handle the “List of Trade Foreign Exchange Income and Expenditure Enterprises” at various SAFE branches, instead allowing registration directly with domestic banks. Enterprises are required to update their directory information at a domestic bank within 30 days following any changes in the enterprise’s name, unified social credit code, legal representative, contact information, or registered address. The bank is tasked with verifying the authenticity of the updated information and maintaining records for five years. This notice represents a significant move towards streamlining foreign exchange processes and reducing administrative burdens for businesses engaged in international trade.

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

The PRC operating entities, such as Mingda Tianjin and the Chengdu Branch Office, are foreign-invested enterprises subject to the regulations discussed above.

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

On December 4, 2023, the SAFE issued a notice on further deepening reforms to promote the facilitation of cross-border trade and investment. This notice cancels the requirement for approval to open foreign debt accounts in other regions and allows non-financial enterprises with reasonable needs to open such accounts in banks outside the foreign exchange branch of their registered location.

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

On August 18, 2023, the Ministry of Finance and the State Administration of Taxation issued a notice to continue implementing personal income tax policies related to equity incentives for listed companies. Individuals receiving equity incentives such as stock options, stock appreciation rights, restricted stocks, and equity rewards, which comply with relevant laws and regulations of the Ministry of Finance and the State Administration of Taxation, will not include these in their comprehensive income for the current year. Instead, these will be taxed separately at the full amount using the comprehensive income tax rate table. The calculation formula is as follows: taxable amount is equal to equity incentive income times applicable tax rate minus quick calculation deduction amount. If a resident receives two or more equity incentives within a tax year, the taxes will be calculated and paid according to the provisions of the announcement.

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

On January 5, 2022, the CSRC released the Guidelines for the Supervision of Listed Companies No. 3 - Cash Dividends of Listed Companies, to supervise listed companies in improving the internal decision-making procedures and mechanisms for profit distribution, supporting listed companies to adopt differentiated and diversified ways to return value to investors, improving dividend supervision regulations, strengthening supervision and inspection efforts, and further modifying, supplementing, and improving the work of cash dividends for listed companies. On December 15, 2023, the revised version, ‘Guidelines for the Supervision of Listed Companies No. 3- Cash Dividends of Listed Companies (Revised in 2023),’ was officially implemented by the CSRC, abolishing the earlier version. This revision encourages listed companies to increase the frequency of cash dividends, provided they meet the conditions for profit distribution, and aims to stabilize investor dividend expectations. It also strengthens disclosure requirements and other institutional constraints on listed companies that fail to issue cash dividends, in order to supervise dividend distribution and promote the further optimization of dividend methods and pacing. The guidelines emphasize monitoring listed companies with high financial investments but low dividend levels, urging them to improve their dividend practices, enhance asset utilization efficiency, and better focus on their core business to provide returns to investors. Special attention should be paid to companies with high debt-to-asset ratios and poor cash flows from operating activities, as well as those with a large proportion of cash dividends. Corresponding regulatory measures should be taken to prevent adverse effects on the companies’ production, operations, and debt repayment capabilities.

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

The UK subsidiaries, MD UK, Mansions, and Fernie Castle Culture, operate their business in the UK; the German subsidiary, MD German, operates its business in Germany. The operations of our UK and German subsidiaries are subject to the laws and regulations of the relevant jurisdictions as well as the rules, reporting obligations and interpretations of all such requirements and obligations by various governing bodies, which may involve the EU laws and agencies, or the states of the UK and Germany. In addition, changes to such laws, regulations, rules, reporting obligations and related compliance obligations could result in significant costs but are not expected to have a material effect on our capital expenditures, results of operations and competitive position as compared to prior periods.

C.	Organizational Structure

See “Item 3. Key Information.”

D.	Property, Plants and Equipment

Our principal office is located at Fernie Castle, Letham, Cupar, Fife, KY15 7RU, United Kingdom, which we purchased and have owned since August 5, 2022, pursuant to the Agreement with Braveheart on August 3, 2022. See “—B. Business Overview—Overview.”

As of December 31, 2023, the PRC operating entities did not maintain local offices in China, as the Company’s focus has shifted to operations in the UK.

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We operate our business through MD UK, Mansions, Mingda Tianjin, which is a VIE in the PRC, and Mingda Tianjin’s subsidiaries. The following condensed consolidating statements summarize the nature of assets held by, and operations of, “Parent,” “MDJH Hong Kong,” “WFOE,” “VIE and its subsidiaries,” and “Other Subsidiaries.” “Parent” refers to MDJM LTD, a Cayman Islands exempted company listed on Nasdaq. “MDJH Hong Kong” refers to MDJCC Limited, a Hong Kong corporation, which is wholly owned by MDJM LTD. “WFOE” refers to Beijing Mingda Jiahe Technology Development Co., Ltd, which is a wholly-owned Chinese subsidiary of MDJM LTD. “VIE and its subsidiaries” refer to Mingda Tianjin and its subsidiaries, in which we have no equity interests. “Other Subsidiaries” refer to MD Local Global Limited, a UK company, which is wholly owned by MDJM LTD, and Mansions Catering and Hotel Ltd, a UK company, which is 100% owned by MD Local Global Limited as of December 31, 2023 (Mansion Catering and Hotel Ltd was 51% owned by MD Local Global Limited as of December 31, 2021, and was 100% owned by MD Local Global Limited as of December 31, 2022).

MDJM LTD

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

	As of December 31, 2023
		MDJH		VIE and its	Other
	Parent	Hong Kong	WFOE	Subsidiaries	Subsidiaries	Eliminating	Consolidated
	(Cayman Islands)	(Hong Kong)	(PRC)	(PRC)	(UK)	Adjustments	Totals
Assets
Cash, cash equivalents, and restricted cash	$3,687	$99	$6	$59	$499,654	$—	$503,505
Accounts receivable, net of allowance	—	—	—	164,170	—	—	164,170
VIE’s profit receivable	—	—	737,798	—	—	(737,798)	—
Due from VIE, WFOE, Parent, and Other Subsidiaries (4)	565,600	1,022,528	918,847	2,689,559	(65,320)	(5,131,214)	—
Inter-group investments	4,580,000	500,000	—	—	—	(5,080,000)	—
Other assets	1,520	—	—	6,765	3,323,282	—	3,331,567
Total Assets	$5,150,807	$1,522,627	$1,656,651	$2,860,553	$3,757,616	$(10,949,012)	$3,999,242

Liabilities
Accounts payable and accrued liabilities, value-added tax, and other taxes payable	$—	$—	$—	$94,532	$431,791	$(424,354)	$101,969
VIE’s profit payable	—	—	—	737,798	—	(737,798)	—
Due to VIE, WFOE, Parent, and Other Subsidiaries (4)	1,348,528	1,532,188	452,363	2,237,196	(751,045)	(4,819,230)	—
Other liabilities	—	—	—	17,294	2,774	—	20,068
Total Liabilities	1,348,528	1,532,188	452,363	3,086,820	(316,480)	(5,981,382)	122,037

Equities
Inter-group investments	—	—	478,880	—	4,499,263	(4,978,143)	—
Common stocks	1,295	—	—	—	—	10,380	11,675
Capital and additional paid-in capital	4,283,337	—	—	2,572,437	—	(10,380)	6,845,394
Statutory reserve	—	—	—	327,140	—	—	327,140
Retained earning (deficit)	(482,353)	(9,561)	(13,004)	(2,217,734)	(640,782)	(2)	(3,363,436)
Accumulated VIE’s profit contributions (2)	—	—	737,798	(737,798)	—	—	—
Accumulated other comprehensive income (loss)	—	—	614	(170,313)	215,615	10,516	56,432
Total MDJM Ltd shareholders’ equity	3,802,279	(9,561)	1,204,288	(226,268)	4,074,096	(4,967,629)	3,877,205
Non-controlling interest	—	—	—	—	—	—	—
Total Liabilities and Equities	$5,150,807	$1,522,627	$1,656,651	$2,860,552	$3,757,616	$(10,949,011)	$3,999,242

	As of December 31, 2022
		MDJH		VIE and its	Other
	Parent	Hong Kong	WFOE	Subsidiaries	Subsidiaries	Eliminating	Consolidated
	(Cayman Islands)	(Hong Kong)	(PRC)	(PRC)	(UK)	Adjustments	Totals
Assets
Cash, cash equivalents and restricted cash	$77,702	$28	$70,167	$4,154	$1,281,107	$—	$1,433,158
Accounts receivable, net of allowance	—	—	—	961,793	6,026	—	967,819
VIE's profit receivable (1)	—	—	737,798	—	—	(737,798)	—
Due from Parent, MDJH Hong Kong, WOFE, VIE, and Other Subsidiaries (2)	565,500	1,287,313	1,212,424	798,593	129,930	(3,993,760)	—
Inter-group investments	4,580,000	500,000	—	—	—	(5,080,000)	—
Other assets	728	—	—	85,426	3,145,595	2,349	3,234,098
Total Assets	$5,223,930	$1,787,341	$2,020,389	$1,849,966	$4,562,658	$(9,809,209)	$5,635,075

Liabilities
Accounts payable and accrued liabilities, value-added tax, and other taxes payable	$831	$—	$—	$252,711	$57,195	$2,349	$313,086
Short-term loans payable	—	—	—	372,679	—	—	372,679
VIE's profit payable	—	—	—	737,798	—	(737,798)	—
Due to Parent, MDJH Hong Kong, WOFE, VIE, and Other Subsidiaries (3)	1,287,313	1,795,493	798,593	—	200,328	(4,081,727)	—
Other liabilities	—	—	—	17,799	2,380	—	20,179
Total Liabilities	1,288,144	1,795,493	798,593	1,380,987	259,903	(4,817,176)	705,944

Equities
Inter-group investments	—	—	492,846	—	4,579,980	(5,072,826)	—
Common stocks	1,295	—	—	—	—	10,380	11,675
Capital and additional paid-in capital	4,283,337	—	—	2,572,437	—	(10,380)	6,845,394
Statutory reserve	—	—	—	327,140	—	—	327,140
Retained earning (deficit)	(348,846)	(8,152)	(9,203)	(1,554,913)	(281,876)	—	(2,202,990)
Accumulated VIE's profit contributions (3)	—	—	737,798	(737,798)	—	—	—
Accumulated other comprehensive income (loss)	—	—	355	(137,887)	4,651	80,793	(52,088)
Total MDJM Ltd shareholders’ equity	3,935,786	(8,152)	1,221,796	468,979	4,302,755	(4,992,033)	4,929,131
Total Liabilities and Equities	$5,223,930	$1,787,341	$2,020,389	$1,849,966	$4,562,658	$(9,809,209)	$5,635,075
(1)	VIEs incurred loss in 2022, so no shared profit was added in 2022.
(2)	This line item refers to balances due from or due to Parent, MDJH Hong Kong, WFOE, VIE (Mingda Tianjin and its operational subsidiaries in China), and other subsidiaries owned by MDJM (the “Group”). The balances resulted from monetary transactions among the Group, such as advancing cash to establish a new operation, and paying expenses on behalf of other entities within the Group. There is no sales or purchase activity involved. The balances of due from or due to Parent, MDJH Hong Kong, WFOE, VIE, and Other Subsidiaries are elimination items in our consolidating financial statements. Each entity in the Group is a legal entity. The unpaid balances will be settled by cash payment or by taking a loss, if any. The Company has no immediate plan to settle the intercompany amounts and such amounts will remain outstanding for the foreseeable future.
(3)	VIE’s loss was not included.

	As of December 31, 2021
		MDJH		VIE and its	Other
	Parent	Hong Kong	WFOE	Subsidiaries	Subsidiaries	Eliminating	Consolidated
	(Cayman Islands)	(Hong Kong)	(PRC)	(PRC)	(UK)	Adjustments	Totals
Assets
Cash, cash equivalents and restricted cash	$1,743,412	$22	$500,725	$447,054	$3,052,865	$—	$5,744,078
Accounts receivable, net of allowance	—	—	—	2,125,712	11,999	—	2,137,711
VIE’s profit receivable (1)	—	—	737,798	—	—	(737,798)	—
Receivable from related parties (3)	71,035	—	—	—	—	—	71,035
Due from Parent, MDJH Hong Kong, WOFE, VIE, and other subsidiaries (4)	500,130	1,386,645	1,425,457	1,436,871	48,955	(4,798,058)	—
Inter-group investments	3,100,000	500,000	—	—	—	(3,600,000)	—
Other assets	3,881	—	—	398,844	10,590	2,831	416,146
Total Assets	$5,418,458	$1,886,667	$2,663,980	$4,408,481	$3,124,409	$(9,133,025)	$8,368,970

Liabilities
Accounts payable and accrued liabilities, value-added tax, and other taxes payable	$—	$—	$—	$1,151,129	$10,376	$2,831	$1,164,336
VIE’s profit payable	—	—	—	737,798	—	$(737,798)	—
Due to Parent, MDJH Hong Kong, WFOE, VIE, and other subsidiaries (4)	1,386,645	1,893,375	1,436,871	—	48,039	(4,764,930)	—
Other liabilities	—	—	—	243,455	3,763	—	247,218
Total Liabilities	1,386,645	1,893,375	1,436,871	2,132,382	62,178	(5,499,897)	1,411,554

Equities
Inter-group investments	—	—	535,231	—	3,100,000	(3,635,231)	—
Common stocks	1,295	—	—	—	—	10,380	11,675
Capital and additional paid-in capital	4,283,337	—	—	2,572,437	—	(10,380)	6,845,394
Statutory reserve	—	—	—	327,140	—	—	327,140
Retained earning (deficit)	(252,819)	(6,708)	(43,452)	51,201	(31,013)	—	(282,791)
Accumulated VIE’s profit contributions (2)	—	—	737,798	(737,798)	—	—	—
Accumulated other comprehensive income (loss)	—	—	(2,468)	63,119	149	2,103	62,903
Total MDJM Ltd shareholders’ equity	4,031,813	(6,708)	1,227,109	2,276,099	3,069,136	(3,633,128)	6,964,321
Non-controlling interest	—	—	—	—	(6,905)	—	(6,905)
Total Liabilities and Equities	$5,418,458	$1,886,667	$2,663,980	$4,408,481	$3,124,409	$(9,133,025)	$8,368,970
(1)	VIE incurred a loss in 2021, so no shared profit was added in 2021.
(2)	VIE’s loss was not included.
(3)	Represented the fund advanced for the establishment of new subsidiaries that had not been completed as of December 31, 2021. The formation of these new subsidiaries was completed in January and February 2022, and these new subsidiaries are included in the consolidated group in the reporting period in 2022.
(4)	This line item refers to balances due from or due to Parent, MDJH Hong Kong, WFOE, VIE (Mingda Tianjin and its operational subsidiaries in China), and other subsidiaries owned by MDJM. The balances resulted from monetary transactions among the Group, such as advancing cash to establish a new operation, and paying expenses on behalf of other entities within the Group. There is no sales or purchase activity involved. The balances of due from or due to Parent, MDJH Hong Kong, WFOE, VIE, and Other Subsidiaries are elimination items in our consolidating financial statements. Each entity in the Group is a legal entity. The unpaid balances will be settled by cash payment or by taking a loss, if any. The Company has no immediate plan to settle the intercompany amounts and such amounts will remain outstanding for the foreseeable future.

MDJM LTD

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS AND COMPREHESIVE INCOME (LOSS)

	For the Year Ended December 31, 2023
		MDJH		VIE and its	Other
	Parent	Hong Kong	WFOE	subsidiaries	Subsidiaries	Eliminating	Consolidated
	(Cayman Islands)	(Hong Kong)	(PRC)	(PRC)	(UK)	Adjustments	Totals
Revenue	$—	$—	$—	$41,954	$517,761	$(414,852)	$144,863
Service fee income from VIE and its subsidiaries*	—	—	—	—	—	—	—
Payroll and payroll taxes	—	—	—	(486,954)	(85,286)	—	(572,240)
Professional fees	(6,045)	—	—	(439,237)	(80,343)	—	(525,625)
Other G&A expenses	(127,462)	(1,410)	(2,578)	90,239	(744,796)	414,852	(371,155)
Loss from operations	(133,507)	(1,410)	(2,578)	(793,998)	(392,664)	—	(1,324,157)
Other income (expenses)	—	—	(1,223)	142,012	33,757	—	174,546
Income tax	—	—	—	(10,835)	—	—	(10,835)
Net income (loss)	(133,507)	(1,410)	(3,801)	(662,821)	(358,907)	—	(1,160,446)
Net loss attributable to noncontrolling interest	—	—	—	—	—	—	—
Net income (loss) attributable to MDJM Ltd ordinary shareholders	$(133,507)	$(1,410)	$(3,801)	$(662,821)	$(358,907)	$—	$(1,160,446)

Net income (loss)	$(133,507)	$(1,410)	$(3,801)	$(662,821)	$(358,907)	$—	$(1,160,446)
Change in foreign currency translation adjustments	—	—	259	(32,425)	210,964	(70,278)	108,520
Comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	—
Comprehensive income (loss) attributable to MDJM Ltd ordinary shareholders	$(133,507)	$(1,410)	$(3,542)	$(695,246)	$(147,943)	$(70,278)	$(1,051,926)

*According to the “Exclusive Business Cooperation Agreement,” WFOE is entitled to receive 100% of VIE and its subsidiaries’ net income after deduction of required PRC statutory reserve as a service fee.

	For the Year Ended December 31, 2022
		MDJH		VIE and its	Other
	Parent	Hong Kong	WFOE	subsidiaries	Subsidiaries	Eliminating	Consolidated
	(Cayman Islands)	(Hong Kong)	(PRC)	(PRC)	(UK)	Adjustments	Totals
Revenue	$—	$—	$—	$434,371	$16,263	$—	$450,634
Service fee income from VIE and its subsidiaries*	—	—	—	—	—	—	—
Payroll and payroll taxes	—	—	—	(1,331,838)	(39,134)	—	(1,370,972)
Professional fees	(11,694)	—	—	(408,883)	(135,080)	—	(555,657)
Other G&A expenses	(84,332)	(1,444)	(3,610)	(295,480)	(88,670)	—	(473,536)
Loss from operations	(96,026)	(1,444)	(3,610)	(1,601,830)	(246,621)	—	(1,949,531)
Other income (expenses)	—	—	37,859	(245,217)	5,825	—	(201,533)
Income tax	—	—	—	—	(3,020)	—	(3,020)
Net income (loss)	(96,026)	(1,444)	34,249	(1,847,047)	(243,816)	—	(2,154,084)
Net loss attributable to noncontrolling interest	—	—	—	—	—	—	—
Net income (loss) attributable to MDJM Ltd ordinary shareholders	$(96,026)	$(1,444)	$34,249	$(1,847,047)	$(243,816)	$—	$(2,154,084)

Net Income (loss)	$(96,026)	$(1,444)	$34,249	$(1,847,047)	$(243,816)	$—	$(2,154,084)
Change in foreign currency translation adjustments	—	—	75,539	(187,072)	10,333	—	(101,200)
Comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	—
Comprehensive income (loss) attributable to MDJM Ltd ordinary shareholders	$(96,026)	$(1,444)	$109,788	$(2,034,119)	$(233,483)	$—	$(2,255,284)
*	VIE and its subsidiaries incurred loss in 2022 and WFOE is not entitled to any service fee income or share of VIE and its subsidiaries’ profit.

	For the Years Ended December 31, 2021
		MDJH		VIE and its	Other
	Parent	Hong Kong	WFOE	Subsidiaries	Subsidiaries	Eliminating	Consolidated
	(Cayman Islands)	(Hong Kong)	(PRC)	(PRC)	(UK)	Adjustments	Totals
Revenue	$—	$—	$—	$4,446,764	$19,469	$—	$4,466,233
Service fee income from VIE and its subsidiaries*	—	—	—	—	—	—	—
Payroll and payroll taxes	—	—	—	(5,540,125)	(14,061)	—	(5,554,186)
Professional fees	(5,225)	—	—	(439,585)	(15,464)	—	(460,274)
Other G&A expenses	(118,347)	(1,434)	(3,743)	(566,353)	(31,381)	—	(721,258)
Loss from operations	(123,572)	(1,434)	(3,743)	(2,099,299)	(41,437)	—	(2,269,485)
Other income (expenses)	6,852	—	(14,130)	30,584	3,376	—	26,682
Income tax	—	—	—	(9,963)	—	—	(9,963)
Net loss	(116,720)	(1,434)	(17,873)	(2,078,678)	(38,061)	—	(2,252,766)
Net loss attributable to noncontrolling interest	—	—	—	7,048	—	—	7,048
Net income (loss) attributable to MDJM Ltd ordinary shareholders	$(116,720)	$(1,434)	$(17,873)	$(2,071,630)	$(38,061)	$—	$(2,245,718)

Net (loss)	$(116,720)	$(1,434)	$(17,873)	$(2,078,678)	$(38,061)	$—	$(2,252,766)
Change in foreign currency translation adjustments	—	—	(1,060)	95,462	292	—	94,694
Comprehensive income attributable to non-controlling interest	—	—	—	—	(143)	—	(143)
Comprehensive loss attributable to MDJM Ltd ordinary shareholders	$(116,720)	$(1,434)	$(18,933)	$(1,983,216)	$(37,912)	$—	$(2,158,215)
*	VIE and its subsidiaries incurred loss in 2021 and WFOE is not entitled to any service fee income or share of VIE and its subsidiaries’ profit.

MDJM LTD

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2023
		MDJH		VIE and its	Other
	Parent	Hong Kong	WFOE	Subsidiaries	Subsidiaries	Eliminating	Consolidated
	(Cayman Islands)	(Hong Kong)	(PRC)	(PRC)	(UK)	Adjustments	Totals
Cash Flows from Operating Activities:				Foreign
Net income (loss)	$(133,507)	$(1,410)	$(3,801)	$(662,821)	$(358,907)	$—	$(1,160,446)
Non cash service fee	—	—	—	(151,853)	(6,739)	(18,499)	(177,091)
Other adjustments to reconcile net income (loss) to net cash provided by operating activities	(1,623)	—	—	781,548	(41,753)	—	738,172
Net Cash Provided by (Used in) Operating Activities	(135,130)	(1,410)	(3,801)	(33,126)	(407,399)	(18,499)	(599,365)

Cash Flows from Investing Activities:
Advanced (to) / from related parties	61,115	1,480	(64,554)	324,468	(323,507)	998	—
Other investing activities	—	—	—	67,760	(106,544)	—	(38,784)
Net Cash Provided by (Used in) Investing Activities	61,115	1,480	(64,554)	392,228	(430,051)	998	(38,784)

Cash Flows from Financing Activities:
Net proceeds from initial public offering	—	—	—	—	—	—	—
Repayment of short-term loans	—	—	—	(363,089)	—	—	(363,089)
Net Cash Provided by (Used in) Financing Activities	—	—	—	(363,089)	—	—	(363,089)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	—	1	(1,806)	(108)	55,997	17,501	71,585
Net change in cash, cash equivalents and restricted cash	(74,015)	71	(70,161)	(4,095)	(781,453)	—	(929,653)
Cash, cash equivalents, and restricted cash - beginning of the period	77,702	28	70,167	4,154	1,281,107	—	1,433,158
Cash, cash equivalents, and restricted cash - end of the period	$3,687	$99	$6	$59	$499,654	$—	$503,505

	For the Year Ended December 31, 2022
		MDJH		VIE and its	Other
	Parent	Hong Kong	WFOE	Subsidiaries	Subsidiaries	Eliminating	Consolidated
	(Cayman Islands)	(Hong Kong)	(PRC)	(PRC)	(UK)	Adjustments	Totals
Cash Flows from Operating Activities:
Net income (loss)	$(96,026)	$(1,444)	$34,249	$(1,847,047)	$(243,816)	$—	$(2,154,084)
Non cash service fee
Other adjustments to reconcile net income (loss) to net cash provided by operating activities	14,110	—	(37,646)	479,631	110,872	—	566,967
Net Cash Provided by (Used in) Operating Activities	(81,916)	(1,444)	(3,397)	(1,367,416)	(132,944)	—	(1,587,117)

Cash Flows from Investing Activities:
Advanced to/from related parties
Other investing activities	—	—	—	31,349	(3,140,798)	—	(3,109,449)
Net Cash Provided by (Used in) Investing Activities	—	—	—	31,349	(3,140,798)	—	(3,109,449)

Cash Flows from Financing Activities:
Proceeds from short-term loans	—	—	—	381,754	—	—	381,754
Intercompany investment (1)	(1,480,000)	—	—	—	1,480,000	—	—
Intercompany financing activities (2)	(103,794)	1,450	(439,335)	537,267	4,412	—	—
Net Cash Provided by (Used in) Financing Activities	(1,583,794)	1,450	(439,335)	919,021	1,484,412	—	381,754

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	—	—	12,175	(25,459)	17,572	—	4,288
Net change in cash, cash equivalents and restricted cash	(1,665,710)	6	(430,557)	(442,505)	(1,771,758)	—	(4,310,524)
Cash, cash equivalents, and restricted cash - beginning of the period	1,743,412	22	500,725	446,658	3,052,865	—	5,743,682
Cash, cash equivalents, and restricted cash - end of the period	$77,702	$28	$70,168	$4,153	$1,281,107	$—	$1,433,158
(1)	Represented the amount invested into MD UK.
(2)	Represented the changes in the balances of “due to/due from related parties.” The nature of intercompany transactions is temporary internal financing. The balance of due to/from balance will be settled within the sub-group, such as, among Parent and its subsidiaries and among the VIE and subsidiaries of the VIE when funds are available.

	For the Year Ended December 31, 2021
		MDJH		VIE and its	Other	Effect
	Parent	Hong Kong	WFOE	Subsidiaries	Subsidiaries	Foreign	Consolidated
	(Cayman Islands)	(Hong Kong)	(PRC)	(PRC)	(UK)	Exchange	Totals
Cash Flows from Operating Activities:
Net income (loss)	$(116,720)	$(1,434)	$(17,873)	$(2,078,678)	$(38,061)	$—	$(2,252,766)
Non cash service fee	—	—	—	—	—	—	—
Other adjustments to reconcile net income (loss) to net cash provided by operating activities	(1,622)	—	—	1,913,775	(8,070)	14,402	1,918,485
Net Cash Provided by (Used in) Operating Activities	(118,342)	(1,434)	(17,873)	(164,903)	(46,131)	14,402	(334,281)

Cash Flows from Investing Activities:
Advanced to related parties (1)	(71,035)	—	—	—	—	—	(71,035)
Other investing activities	—	—	—	17,680	(556)	—	17,124
Net Cash Provided by (Used in) Investing Activities	(71,035)	—	—	17,680	(556)	—	(53,911)

Cash Flows from Financing Activities:							—
Intercompany investment (2)	(3,100,000)	—	—	—	3,100,000	—	—
Intercompany financing activities (4)	56,278	1,440	3,729	(54,167)	82	(7,362)	—
Net Cash Provided by (Used in) Financing Activities	(3,043,722)	1,440	3,729	(54,167)	3,100,082	(7,362)	—

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	—	—	14,392	15,402	(530)	(7,040)	22,224
Net change in cash, cash equivalents and restricted cash	(3,233,099)	6	248	(185,988)	3,052,865	—	(365,968)
Cash, cash equivalents, and restricted cash - beginning of the period (5)	4,976,511	16	500,477	633,042	—	—	6,110,046
Cash, cash equivalents, and restricted cash - end of the period	$1,743,412	$22	$500,725	$447,054	$3,052,865	$—	$5,744,078
(1)	Represented the fund advanced for the establishment of new subsidiaries that had not been completed as of December 31, 2021. The formation of these new subsidiaries was completed in 2022, and they are included in the consolidated group in the reporting period in 2022.
(2)	Represented the amount invested into MD UK.
(3)	Represented the amount invested into WFOE, Beijing Mingda.
(4)	Represented the changes in the balances of “due to/due from related parties.” The nature of intercompany transactions is temporary internal financing. The balance of due to/from balance will be settled within the sub-group, such as, among Parent and its subsidiaries and among the VIE and subsidiaries of the VIE when funds are available.
(5)	$647 was removed from the opening balance in 2021 due to deconsolidation.

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

A.	Operating Results

Comparison of Results of Operations for the Years Ended December 31, 2023 and 2022

Revenue

	2023	2022	Change in $	Change in %
Revenue	$144,863	$450,634	$(305,771)	(68)%

The revenue for the year ended December 31, 2023, was $144,863, a decrease of $305,771, or 68%, from $450,634 in 2022. The decrease of the revenue for 2023 was primarily attributed to the shrinking of sales in new residential housing market in the PRC; the real estate agent income in 2023 was $41,954, a decrease of $392,417, or 90%, compared to $434,371 in 2022. The Company is shifting its focus to United Kingdom and other non-PRC markets. As a result, the PRC operating entities acquired no new projects in 2023 and have not acquired any new projects in 2024, as of the date of this report. The Company acquired two new properties in the UK, which started generating income in 2023. Revenue from the UK hotel and related businesses totaled $102,909, marking an increase of $86,646, or 533%, compared to $16,263 in 2022. This significant growth is attributable to the newly acquired properties in the UK.The Company is optimistic about its UK operations and is transforming itself into a hub for artisan exchanges, art shows, and sales. Currently, the Robin Hill Hotel is being redeveloped into an art-focused hotel that will feature a diverse range of artworks and regularly host art exhibitions. These pieces of arts will be available for purchase both in-person and online, thereby enhancing the hotel’s appeal and contributing to increased room rates and additional revenue streams. The art industry represents a new avenue for the Company’s external growth.

Recently, the Company has partnered with a Tianjin-based artist who is skilled in dough sculpture and a recognized inheritor of intangible cultural heritage. His first batch of artworks is on its way to the UK. Additionally, the Company is in negotiations with another artist, a national representative inheritor of Suzhou embroidery. This partnership is expected to soon bring Suzhou embroidery artists into the Company’s fold.

To achieve these goals, the Company may need time to build public awareness and secure additional funding. However, there are uncertainties associated with these new ventures, including no guaranteed profitability in the short to medium term and challenges in maintaining sustainable financial sources for long-term support. Furthermore, increasing energy costs, a labor shortage in the UK, and the ongoing conflict in Ukraine could negatively impact the Company’s operations in the region.

Operating Expenses

The following table summarized the PRC operating entities’ operating expenses for the years ended December 31, 2023 and 2022:

	2023	2022	Change in US$	% Change
Operating Expenses
Selling expenses	$63	$10,219	$(10,156)	(99)%
Payroll, payroll taxes and others	572,240	1,370,972	(798,732)	(58)%
Professional fees	525,625	555,657	(30,032)	(5)%
Depreciation and amortization	76,246	36,243	40,003	110%
(Recovery) allowance for current expected credit losses (“CECL”) – trade receivable, net	(159,509)	165,464	(324,973)	(196)%

Other general and administrative	454,355	261,610	192,745	74%
Total operating expenses	$1,469,020	$2,400,165	$(931,145)	(39)%

The operating expenses for the year ended December 31, 2023 were $1,469,020, a decrease of $931,145, or 39%, from $2,400,165 in 2022. The decline in operating expenses was a direct reflection of the decline in revenue.

Selling expenses were $63 in 2023, a decrease of $10,156, or 99%, from $10,219 in 2022, the PRC operating entities continued to reduce their selling activities in 2023, due to the depressed Chinese real estate market.

Payroll, payroll taxes, and others were $572,240 in 2023, a decrease of $798,732, or 58%, compared to $1,370,972 in 2022. In response to a shrinking market, the PRC operating entities have reduced sales and other staff. On December 31, 2023, the Company had 11 employees, unchanged from 11 on December 31, 2022. Accordingly, the payroll, payroll taxes, and other related employment expenses decreased.

Professional fees consist of legal, US GAAP audit, consulting, investors relationship and other U.S. SEC filing related fees. Professional fees were $525,625 in 2023, a decrease of $30,032, or 5%, compared to $555,657 in 2022. The decrease in the Company’s professional fees reflected the Company’s efforts to control the costs.

Depreciation and amortization expenses totaled $76,246 for the year ended December 31, 2023. This represents an increase of $40,003, or 110%, from $36,243 in 2022. The substantial rise in depreciation expenses was primarily due to the depreciation of real estate properties in the UK. As of December 31, 2023, the net assets remaining in China were approximately $2,000. Currently, the Company does not have any plans to acquire new assets in China. In 2023, the allowance for CECL on trade receivables, net, recorded a recovery of $159,509, compared to an allowance of $165,464 in 2022. This recovery was primarily due to the successful collection of accounts receivable that had previously been written off based on management’s judgment. It is important to note that this recovery is not an accounting adjustment resulting from the adoption of ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”).

The Group implemented this standard at the start of the fiscal year on January 1, 2023.  In accordance with ASU 2016-13, the Group assesses the risk of accounts receivable in all ages and makes reservation for the risk of accounts receivable in all ages.  Following CECL rates were used to calculate current expected credit losses:

Age of acconts receivable	Current	31-60 days	61-90 days	91-180 days	181-365 days	Over 365 days
Historical loss rate	0.00%	0.00%	0.00%	0.00%	5.00%	20.00%
Adjustment	0.38%	0.76%	1.14%	1.26%	2.53%	4.55%
CECL rate	0.38%	0.76%	1.14%	1.26%	7.53%	24.55%

Other general and administrative expenses totaled $454,355 for the year ended December 31, 2023, representing an increase of $192,745, or 74%, from $261,610 in 2022. Expenses related to UK operations were $255,533, representing a significant increase of $147,031, or 136%, from $108,502 in 2022, which reflected the Company’s efforts to strengthen its operations in the UK.

Net Income

	2023	2022	Change in US$	Change in %
Revenue	$144,863	$450,634	$(305,771)	(68)%
Operating expenses	1,469,020	2,400,165	(931,145)	(39)%
(Loss) income from operations	(1,324,157)	(1,949,531)	625,374	(32)%
Interest and other income (expense), net	155,796	(15,604)	171,400	(1,098)%
Gain (loss) on sale of asset	(12)	10,954	(10,966)	(100)%
Loss on deconsolidation	—	(240,431)	240,431	(100)%
Gain (loss) on foreign currency transactions	18,762	43,548	(24,786)	(57)%
Total other income and expenses	174,546	(201,533)	376,079	(187)%
Income before income tax	(1,149,611)	(2,151,064)	1,001,453	(47)%
Provision for income tax	(10,835)	(3,020)	(7,815)	259%
Net income	$(1,160,446)	$(2,154,084)	$993,638	(46)%

Our net loss was $1,160,446 in 2023, a decrease of $993,638, or 46%, compared to a net loss of $2,154, 084 in 2022. The decrease in our net loss in 2023 mainly resulted from a 68% decrease in revenue and a $931,145, or 39%, decrease in operating expenses discussed above.

Mingda Tianjin closed its branch office located in Suzhou in 2022. This entity was deconsolidated from the Company’s consolidated financial statements. The Company recognized a loss of $0 and $240,431 in its consolidated financial statements dated December 31, 2023 and 2022, respectively.

Comparison of Results of Operations for the Years Ended December 31, 2022 and 2021

Revenue

	2022	2021	Change in $	Change in %
Revenue	$450,634	$4,466,233	$(4,015,599)	(90)%

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

Operating Expenses

The following table summarized the PRC operating entities’ operating expenses for the years ended December 31, 2022 and 2021:

	2022	2021	Change in US$	% Change
Operating Expenses
Selling expenses	$10,219	$47,480	$(37,261)	(78)%
Payroll, payroll taxes and others	1,370,972	5,554,186	(4,183,214)	(75)%
Professional fees	555,657	460,274	95,383	21%
Operating lease expense	—	117,686	(117,686)	(100)%
Depreciation and amortization	36,243	24,910	11,333	45%
Provision (reduction) for doubtful accounts, net	165,464	59,625	105,839	178%
Other general and administrative	261,610	471,557	(209,947)	(45)%
Total operating expenses	$2,400,165	$6,735,718	$(4,335,553)	(64)%

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

Net Income

	2022	2021	Change in US$	Change in %
Revenue	$450,634	$4,466,233	$(4,015,599)	-90%
Operating expenses	2,400,165	6,735,718	(4,335,553)	-64%
(Loss) income from operations	(1,949,531)	(2,269,485)	319,954	-14%
Interest and other income (expense), net	(15,604)	49,434	(65,038)	-132%
Gain on sale of asset	10,954	—	10,954	—
Loss on deconsolidation	(240,431)	(8,350)	(232,081)	2,779%
Gain (loss) on foreign currency transactions	43,548	(14,402)	57,950	-402%
Total other income and expenses	(201,533)	26,682	(228,215)	-855%
Income before income tax	(2,151,064)	(2,242,803)	91,739	-4%
Provision for income tax	(3,020)	(9,963)	6,943	-70%
Net income	$(2,154,084)	$(2,252,766)	$98,682	-4%

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

MDJH Hong Kong was incorporated under the laws of Hong Kong and is subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. MDJH Hong Kong did not have significant activities in Hong Kong in 2023, 2022, and 2021.

MD UK, Mansions, and Fernie Castle Culture were incorporated in the UK. The Group’s operation in UK is governed by the income tax laws of the UK. The normal rate of corporation tax is 19% for the financial year beginning April 1, 2022 and have increased to 25% for the financial year beginning April 1, 2023. The UK tax year ends on April 5.

A substantial part of the Group’s current revenue is generated through the VIE and subsidiaries of the VIE, and they are subject to PRC income taxes. The Group’s subsidiary and VIE in the PRC are subject to a standard tax rate of 25%. At the beginning of 2019, China State Administration of Taxation issued a new income tax abatement policy to small business with income tax less than RMB3 million, number of employees less than 300, and total assets less than RMB50 million for the tax periods from January 1, 2019, to December 31, 2021. According to the new tax abatement policy, the income tax rate is reduced to 5% for small business with income tax less than RMB1 million, the income tax rate is reduced to 10% for small business with income tax from RMB1 million to RMB3 million. From January 1, 2022 to December 31, 2024, the PRC tax authority will keep the same tax abatement police for small businesses. For the years ended December 31, 2023, 2022, and 2021, the Group was qualified to receive above tax abatement.

On July 24, 2023, the Political Bureau of the Central Committee of the Communist Party of China emphasized at its meeting the need to continue implementing proactive fiscal policies, optimize, and enhance tax and fee reduction policies to strongly support technological innovation, the development of the real economy, and small and micro enterprises. According to the official Chinese government website, a summary guide on tax reduction and preferential policies has been released. As part of these improvements, the expiring tax and fee preferential policies for small and micro enterprises and individual businesses will be uniformly extended until the end of 2027. Furthermore, the value - added tax reduction and exemption policies for small - scale taxpayers will continue until December 31, 2027. From January 1, 2023, to December 31, 2027, personal income tax will be halved for individual industrial and commercial households with an annual taxable income of up to 2 million yuan. Resource tax (excluding the resource tax on oil and natural gas), urban maintenance and construction tax, property tax, urban land use tax, stamp tax (excluding securities transaction stamp tax), farmland occupation tax, education surcharge, and local education surcharge will be reduced by half for small - scale value - added tax taxpayers, small and micro profit enterprises, and individual industrial and commercial households. Additionally, the policy of reducing the taxable income of small and micro profit enterprises by 25% and applying a corporate income tax rate of 20% will also continue until December 31, 2027.

On the afternoon of March 20, 2024, the State Council Information Office held a routine policy briefing on the Action Plan for Solidly Promoting High - Level Opening to the Outside World and Strengthening the Attraction and Utilization of Foreign Investment. Officials from the National Development and Reform Commission, the Ministry of Commerce, the People’s Bank of China, and the National Immigration Administration briefed on the efforts to promote high - level openness and enhance the attraction and utilization of foreign investment. During the meeting, it was announced that foreign - invested enterprises in western regions and encouraged industries in Hainan Province that meet specific conditions will benefit from a 15% reduction in corporate income tax. Additionally, encouraged foreign - invested industrial projects that require intensive land use will be given priority in land supply. When determining the land transfer price for these projects, it can be set at a rate not lower than 70% of the minimum national industrial land transfer standard corresponding to the land grade in the area.

The provision for income tax for the years ended December 31, 2023, 2022, and 2021 were summarized as follows:

	2023	2022	2021
Current	$—	$—	$—
Deferred tax adjustment	10,835	3,020	9,963
Total income tax	$10,835	$3,020	$9,963

Reconciliation of the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2023, 2022, and 2021, respectively, are as follows:

China	2023	2022
Hong Kong statutory income tax rate	16.50%	16.50%
Valuation allowance recognized with respect to the loss in Hong Kong Company	(16.50)%	(16.50)%
PRC statutory income tax rate	25.00%	25.00%
Effect of income tax exemptions and reliefs in the PRC companies	(25.00)%	(25.00)%
Effect of valuation and deferred tax adjustments	(1.65)%	0.00%
Effective rate	(1.65)%	0.00%

United Kingdom
UK statutory income tax rate	19.00%	19.00%
Valuation allowance recognized with respect to the loss in UK	(19.00)%	(19.00)%
Effect of valuation and deferred tax adjustments	0.00%	(1.65)%
Effective rate	0.00%	(1.65)%

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

	December 31,
US Dollar Exchange Rate	2023	2022	2021	2020	2019
At end of the period - RMB	7.0999	6.8987	6.3524	6.5378	6.9668
Average rate for the period ended - RMB	7.0809	6.7347	6.4491	6.9003	6.9072

2023 China Revenue in RMB	297,070

			Exchange Effect -
			Compared to
Translated into US$ with various exchange rates		US$	2023 Rate
2023 average rate	7.0809	41,954	—
2022 average rate	6.7347	44,110	2,156
2021 average rate	6.4491	46,064	4,110
2020 average rate	6.9003	43,052	1,098
2019 average rate	6.9072	43,009	1,055

We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments for the years ended December 31, 2023, 2022, and 2021, respectively.

B.	Liquidity and Capital Resources

Our principal sources of cash were revenue from the PRC operating entities’ agency sales and revenue from hotel and rental management in the UK. Most of our cash resources were used to fund our revenue related expenses, such as salaries and commissions paid to the PRC and the UK operating entities’ sales force, daily administrative expenses, and the maintenance of regional offices.

As of December 31, 2023, we had cash and cash equivalents of $503,505, among cash and cash equivalents, $3,851 was restricted foreign currency, which may be used within the PRC. We had other working capital of $56,967. The working capital totaled $560,472. Management believes that current cash plus other working capital will support our operations and meet our obligations on a timely basis for the next 12 months from the issuance date of this annual report by successfully implementing our business plans.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2023, our statutory reserve amounted $327,140, which was approximately to 13% of Mingda Tianjin’s registered capital.

In addition, part of our businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These currency exchange control procedures imposed by the PRC government authorities may restrict the ability of the PRC operating entities to transfer net assets to the Parent Company through loans, advances or cash dividends.

The EIT Law and its implementing rules generally provide that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for PRC enterprise income tax purposes unless the jurisdiction of incorporation of such enterprises’ shareholder has a tax treaty with China that provides for a different withholding arrangement.

The following table sets forth a summary of changes in our working capital for the years ended December 31, 2023 and 2022:

Working Capital	2023	2022	Change in $	Change in %
Total current assets	682,509	2,491,721	(1,809,212)	(73)%
Total current liabilities	122,037	705,944	(583,907)	(83)%
Working Capital	$560,472	$1,785,777	$(1,225,305)	(69)%

Working capital was $560,472 as of December 31, 2023, a decrease of $1,225,305, or 69%, compared to $1,785,777 as of December 31, 2022. The decrease in current assets was primarily due to the decrease in accounts receivable of $803,649, and spending of $106,544 on renovation of property in the UK.

Cash Flows for the Year ended December 31, 2023, Compared to the Year Ended December 31, 2022

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Comparison of cash flows results for the years ended December 31, 2023 and 2022 are summarized as follows:

			Changes
	2023	2022	(decreased) / increased
Net cash (used in) operating activities	$(599,365)	$(1,587,117)	$987,752
Net cash (used in) investing activities	(38,784)	(3,109,449)	3,070,665
Net cash (used in) provided by financing activities	(363,089)	381,754	(744,843)
Effect of changes of foreign exchange rate	71,585	4,288	67,297
Net decrease in cash and cash equivalents	$(929,653)	$(4,310,524)	$3,380,871

Operating activities

Net cash used in operating activities for the year ended December 31, 2023 was $(599,365), consisting of a net loss of $1,160,446, noncash negative adjustments of $177,091, and a net positive adjustment in our operating assets and liabilities of $738,172. The positive adjustments included: a decrease in accounts receivable of $935,537, resulting from the collection of past due of accounts receivable and reduced sales in 2023,  a $15,726 decrease in prepaid expenses, and an increase in deferred income of 1,847. The negative adjustments included: a $2,051 increase in other receivable, a $207,250 decrease in accounts payable and accrued expenses, majorly payroll and bonus payable, and a $5,637 decrease in VAT and other tax payable.

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

Investing activities

The purchase of property and equipment, including vehicle, office equipment, and software, was $106,544 and $3,140,798 for the years ended December 31, 2023 and 2022, respectively.

The Group received $1,384 and $30,607 proceeds from the disposal of partial assets located in the PRC in 2023 and 2022, respectively. The Group received repayment of $66,376 and $742 from a loan receivable for the years ended December 31, 2023 and 2022, respectively.

Financing activities

Mingda Tianjin borrowed a $148,485 (RMB1,000,000 at the 2022 average exchange rate) short-term loan from the China Construction Bank and $233,269 (RMB1,571,000 at the 2022 average exchange rate) from an unrelated individual as working capital in 2022. The Company repaid short-term loans in full in 2023.

Cash Flows for the Year ended December 31, 2022, Compared to the Year Ended December 31, 2021

Comparison of cash flows results for the years ended December 31, 2022 and 2021 are summarized as follows:

			Changes
	2022	2021	(used) / provided
Net cash (used in) operating activities	$(1,587,117)	$(334,281)	$(1,252,836)
Net cash (used in) investing activities	(3,109,449)	(53,911)	(3,055,538)
Net cash provided by financing activities	381,754	—	381,754
Effect of changes of foreign exchange rate	4,288	22,224	(17,936)
Net decrease in cash and cash equivalents	$(4,310,524)	$(365,968)	$(3,944,556)

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

Capital Expenditures

We incurred capital expenditures of $106,544, $3,140,798, and $6,600 for the years ended December 31, 2023, 2022, and 2021, respectively. The capital expenditures in 2023 were primarily related to the building fixtures, facilities, landscaping, and improvement. The 2022 expenditures were primarily related to real properties purchased in the UK. The 2021 expenditures were primarily related to the office equipment and computer software.

Contractual Obligations

We did not have contractual obligations as of December 31, 2023.

Lease Commitments

The PRC operating entities had one long-term lease, which became effective on January 1, 2019, and which expired on December 31, 2023. The Group adopted new accounting standard ASC 842 effective January 1, 2019. The Group used 4.35%, the Chinese bank long-term lending annual rate for a typical five-year lease as an incremental borrowing rate, in determining the present value of future lease payments. The same rate was used as the discount rate to measure the lease liability on January 1, 2019, the date of adoption. At initial measurement, the Group recorded a non-cash ROU asset of $479,744 (RMB3,342,278 translated on December 31, 2019 exchange rate, and a noncash lease liability of $479,744 (RMB3,342,278 translated on December 31, 2019). On May 31, 2022, the Group terminated the lease agreement with landlord. There was no penalty related to the termination of the lease.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

The PRC operating entities’ market research and development team is capable of providing tailored real estate consulting services to assist clients in real estate product development and marketing and sales, on an as needed basis. For the years ended December 31, 2023, 2022, and 2021, the PRC operating entities did not spend funds on research and development.

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

D.Trend Information

Starting in 2021, the tightening up of regulation policies on Chinese real estate market had direct negative impact on the PRC operating entities’ operations. The PRC operating entities have been gradually shrinking their business activities in the Chinese real estate market. Real estate agent income declined by 89.85% in 2023 compared to 2022, by 89.71% in 2022 compared to 2021, and by 28.55% in 2021 compared to 2020. Instead, the Group will focus on the opportunity globally in the future. Our UK subsidiaries commenced their business in 2021. Revenue from UK was $102,909 in 2023, an increase of $86,646, or 533%, compared to $16,263 in 2022.

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

Impact of COVID-19 Pandemic

The spread of COVID-19 caused business disruptions beginning in January 2020, including the closure of the majority of businesses in mainland China. Although the PRC operating entities were able to resume their normal operations as of April 2020, the COVID-19 pandemic materially and adversely affected their business operations and financial results for 2021, including a decrease of 24% in our revenue in 2021. Between March and December 2022, many cities in China employed strict lock-down policies in response to resurgences of the COVID-19 pandemic and consumer demand declined in China, which, together with constant regulation of the real estate market by the central and local governments, negatively impacted both the supply and demand for real estate, causing the real estate market in China to decline in 2022. As a result, our revenue decreased by 90% during the year ended December 31, 2022, as compared with the same period in 2021. The general impact of the pandemic on the Chinese economy implicates potential larger-scale effects on the PRC operating entities’ industry and business. To mitigate the adverse impacts of the COVID-19 pandemic and the decline in consumer demand in China, the PRC operating entities have been reducing their operations in China since 2021 and we have expanded into the European markets by establishing subsidiaries in the UK and Germany and acquiring Fernie Castle and the Robin Hill Property. See “Item 4. Information on the Company—B. Business Overview—Overview.” During the year ended December 31, 2023, due to the lifting of China’s lock-down policies and the PRC operating entities’ continuous down-scaling of their operations in China, the COVID-19 pandemic did not have a material impact on our business operations and financial results.

Economic and Political Risks

A substantial part of our current operations is conducted through the PRC operating entities in the PRC. Accordingly, our business, financial conditions, and results are influenced by political, economic, and legal environment of the PRC.

Our results may be affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, industry production regulations and guidance, anti-inflationary measures, currency conversions, remittances abroad, and rates and methods of taxation, among other things.

E.Critical Accounting Estimates

Basis of Consolidation

The Company’s consolidated financial statements and related notes have been prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the SEC.

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

Cash in PRC denominated in RMB may not be freely transferable to out of the PRC because of exchange control regulations or other reasons. Such restricted cash amounted $65 and $74,320 as of December 31, 2023 and 2022, respectively.

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

Segment Information

The Group uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. All of the Group’s operations are considered by the chief operating decision maker to be aggregated in one reportable operating segment. For the years ended December 31, 2023, 2022, and 2021, revenue from real estate agent income was 29%, 96%, and 99%, respectively; revenue from consulting services was 0%, 0%, and 1%, respectively; and revenue from rental management service was 47%, 4%, and 0%, respectively. Revenue from hotel business was 24%, 0%, and 0%, respectively. Geographically, for the years ended December 31, 2023, 2022, and 2021, revenue generated from the PRC market was 29%, 96%, and 100%, respectively; revenue generated from the UK market was 71%, 4%, and 0%, respectively.

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

The UK government charges VAT on business services and commission. The standard VAT rate is 20%. All income of Mansion Estate in UK will be subject to VAT. The Company accrues VAT payable when revenue is recognized.

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

Marketing and Advertising Expenses

Marketing and advertising expenses consist primarily of marketing planning fees and advertisements expenses used for targeted property sales. The Group expenses all marketing and advertising costs as incurred and records these costs within “Selling expenses” on the consolidated statements of operations when incurred. The Group incurred zero such expenses for the years ended December 31, 2023, 2022 and 2021, respectively.

Income Taxes

The PRC operating entities’ operation in China is governed by the income tax laws of the PRC. The Chinese Corporate Income Tax applies to all companies in China, foreign owned and Chinese owned. It is levied on company profits at a rate of 25%.

The UK subsidiaries’ operation in UK is governed by the income tax laws of the UK. The normal rate of corporation tax is 19% for the financial year beginning April 1, 2021 and will be maintained at this rate for the financial year beginning April 1, 2022. From 1 April 2023, the main rate of corporation tax increased from 19% to 25%, and a new 19% small profits rate of corporation tax was introduced for companies whose profits do not exceed 50,000 pounds sterling (GBP).

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

The Group only recognizes tax liabilities related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the Group recognizes the largest amount of tax liabilities that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. There were no such tax liabilities recognized in the accompanying consolidated financial statements. The Group records interest and penalties as a component of income tax expense. There were no such interest and penalties for the years ended December 31, 2023, 2022, and 2021, respectively.

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

The Group has total of 126,082 underwriter’s warrants outstanding as of December 31, 2022 and 2021. The underwriter’s warrants are exercisable at a price $6.25. As of December 31, 2022, the Group’s closing stock price was $1.51, which had no dilutive impact. The underwriter’s warrants are to expire on November 13, 2023. For the years ended December 31, 2023 and 2022, the Company incurred net loss, all potentially dilutive securities are excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact.

	2023	2022	2021
Numerator for earnings per share:
Net income (loss) attributable to the Company’s ordinary shareholders	$(1,160,446)	$(2,154,084)	$(2,245,718)
Denominator for basic and diluted earnings per share:	—	—	—
Basic and weighted average ordinary shares	11,675,216	11,675,216	11,675,216
Per share amount	—	—	—
Per share - basic and diluted	$(0.10)	$(0.18)	$(0.19)

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

	December 31,	December 31,	December 31,
1 US$ = RMB	2023	2022	2021
At end of the period - RMB	7.0999	6.8987	6.3524
Average rate for the period ended - RMB	7.0809	6.7347	6.4491

1 US$ = GBP
At end of the period - GBP	0.7847	0.8315	0.7419
Average rate for the period ended - GBP	0.8039	0.8121	0.7327

The financial records of certain of the Company’s subsidiaries and the VIE are maintained in local currencies other than the U.S. dollar, such as RMB in the PRC and GBP in the UK, which are their functional currencies. Transactions denominated in currencies other than the functional currency are recorded at the rates of exchange prevailing when the transactions occur. Transaction gains and losses are recognized in the consolidated statements of operations and comprehensive income (loss). There were $18,762, $43,548, and ($14,402) transaction gain and (loss) recorded for the years ended December 31, 2023, 2022, and 2021, respectively.

Concentration Risk

The Company’s PRC operations are carried out by the PRC operating entities in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. All of the Company’s cash is maintained with state-owned banks within the PRC. Per PRC regulations, the maximum insured bank deposit amount is approximately $70,424(RMB500,000) for each depositor. The Company’s total unprotected cash in bank amounted to approximately $0 and $5,000, as of December 31, 2023 and 2022, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

The Company’s subsidiary has bank accounts in the United Kingdom. Customer deposits held by banks, building societies, and credit unions (including in Northern Ireland) in UK establishments that are authorized by the Prudential Regulation Authority (PRA) are protected by the Financial Services Compensation Scheme (FSCS) up to GBP85,000, which was approximately $108,322. The Company’s total unprotected cash in bank amounted to approximately $367,949 and $1,135,013, as of December 31, 2023 and 2022 respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

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

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, excluding entities eligible to be smaller reporting company. For all other entities, the requirements are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. ASU 2016-13 has been amended by ASU 2019-04, ASU 2019-05, and ASU 2019-11. For entities that have not yet adopted ASU No. 2016-13, the effective dates and transition methodology for ASU 2019-04, ASU 2019-05, and ASU 2019-11 are the same as the effective dates and transition methodology in ASU 2016-13. The Group adopted this standard for the year beginning January 1, 2023. There has no material impact on the Group’s consolidated financial statements.

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

Name	Age	Position(s)
Siping Xu	46	Chief Executive Officer, Chairman, and Director
Mengnan Wang	44	Chief Financial Officer
Liang Zhang	45	Director
Zhenlei Hu	52	Independent Director
Liding Sun	52	Independent Director
Wei Guan	54	Independent Director

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

B.	Compensation of Directors and Executive Officers

The PRC operating entities are required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment, and other statutory benefits. The PRC operating entities paid retirement and similar benefits for their officers and directors in the year ended December 31, 2023.

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

D.Employees

As of December 31, 2023, 2022, and 2021, we had approximately 11, 11, and 71 employees (including 0, 0, and 24 sales agents and 0, 0, and four sales associates) for Mingda Tianjin, and its branch offices and subsidiaries, which are all located in the PRC. As of December 31, 2023, 2022, and 2021, we had three, three, and one employee for our UK subsidiaries, respectively. None of our employees are subject to collective bargaining agreements governing their employment with us. We believe our employee relations are good.

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

	Ordinary Shares
	Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Siping Xu(2)	10,200,000	87.37%
Mengnan Wang(3)	10,000	0.09%
Zhenlei Hu	0	0%
Liding Sun	0	0%
Liang Zhang(4)	100,000	0.90%
Wei Guan	0	0%

All directors and executive officers as a group (six persons):	10,310,000	88.36%

5% Shareholders(1):
Siping Xu(2)	10,200,000	87.37%
(1)	Unless otherwise indicated, the business address of each of the individuals is Fernie Castle, Letham, Cupar, Fife, KY15 7RU, United Kingdom.
(2)	Mr. Siping Xu, our Chief Executive Officer and chairman of the Board, is also the 100% owner of MDJH LTD, which holds 10,200,000 Ordinary Shares.
(3)	Mr. Mengnan Wang is the 100% owner of MNCC LTD, which holds 10,000 Ordinary Shares.
(4)	Mr. Liang Zhang is the 100% owner of BGHDI LTD, which holds 100,000 Ordinary Shares.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government, or by any other natural or legal person(s) severally or jointly.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

We did not have any material transactions with related parties in 2023, 2022, and 2021.

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

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, MDJH Hong Kong, our UK subsidiary, MD UK, our German subsidiary, MD German, and our Japanese subsidiary, MD Japan. MDJH Hong Kong will rely on payments made from Mingda Tianjin to WFOE, pursuant to the VIE Agreements, and the distribution of such payments to MDJH Hong Kong; MD UK will rely on payments from its subsidiaries Mansions and Fernie Castle Culture. According to the PRC Enterprise Income Tax Law, such payments from subsidiaries to parent companies in China are subject to the PRC enterprise income tax at a rate of 25%. In addition, if Mingda Tianjin or its subsidiaries or branch offices incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Our German subsidiary, MD German, and Japanese subsidiary, MD Japan, have not commenced operation yet and have not established any payment arrangements with us as of the date of this report.

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

The U.S. Tax Cuts and Jobs Act (the “2017 Act”) signed on December 22, 2017, may have changed the tax consequences to U.S. shareholders that own, or are considered to own, as a result of the attribution rules, 10% or more of the voting power or value of the stock of a non-U.S. corporation (a “10% U.S. shareholder”) under the U.S. Federal income tax law applicable to owners of U.S. controlled foreign corporations (“CFCs”). We do not believe any of our shareholders, or of our subsidiaries, were CFCs, and the 2017 Act had no impact for the years ended December 31, 2023, 2022, and 2021. We are an exempted company incorporated in the Cayman Islands and conduct our primary business operations through the PRC operating entities in the PRC.

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

Thus, the dividends, if and when payable by the PRC operating entities to its offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by WFOE, the PRC operating entities to the offshore parent entity located in Hong Kong, would be subject to a 5% withholding tax rather than the statutory rate of 10%, provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. Our effective income tax rate was (1.65)%, 0%, and (0.66)% for the years ended December 31, 2023, 2022, and 2021, respectively. As a result, $0, $0, and $0 income tax were accrued for the years ended December 31, 2023, 2022, and 2021, respectively. Deferred tax adjustments of $10,835, $3,020, and $9,963 were recognized for the years ended December 31, 2023, 2022, and 2021 respectively.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although MDJM does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of MDJM and its subsidiaries organized outside the PRC.

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

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of MDJM, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that MDJM and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

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

MDJH Hong Kong was incorporated in Hong Kong and does not conduct any substantial operations of its own. As such, under the Hong Kong tax laws, MDJH Hong Kong is exempted from income tax on its foreign-derived income and is not subject to withholding taxes on remittance of dividends. Since MDJH Hong Kong did not have any assessable profits for the years ended December 31, 2023, 2022, and 2021, no provision for Hong Kong profits tax has been made in the financial statements.

The United Kingdom Taxation

A UK company is subject to UK corporation tax on its income profits and capital profits. The rate of corporation tax for all companies is currently 19%. MD UK, Mansions, and Fernie Castle Culture, our UK subsidiaries, are registered in England and Wales and are subject to the 19% corporation tax, 20% of VAT, and employee’s income tax. The effective rate was 0%, (1.65)% and 8.14% for the years ended December 31, 2023, 2022, and 2021, respectively. The deferred tax adjustment was $0, $3,020 and $(3,374) in 2023, 2022, and 2021, respectively.

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

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 3. Key Information.”

J.	Annual Report to Security Holders

Not applicable.

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

To the extent that we need to convert U.S. dollars we receive from financing activities into Renminbi for our operations or other uses within the PRC, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our Ordinary Shares. As of December 31, 2023, our functional currency denominated cash balances of RMB460 be translated to $65 by using exchange rate of 7.0999 on December 31, 2023. Assuming a 1% appreciation of the U.S. dollar to RMB, $1=7.1709, the cash balance of RMB460 would be translated to $64. The cash balance presented in U.S. dollar would have decreased by $1.

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash. As of December 31, 2023 and 2022, we had cash in the amount of $503,505 and $1,433,158, respectively. Approximately $3,851 of our cash is maintained within the PRC. Per PRC regulations, the maximum insured bank deposit amount is approximately $70,424 (RMB500,000) for each financial institution. Among the cash maintained in the PRC, approximately $5,000 be considered as uninsured cash. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	Carrying
	Amount as of
	December 31,	One Year or
Non-derivative financial instruments	2023 in US$	Less	Over One Year
Trade and other payables	$101,969	$101,969	$—
Deferred income	20,068	20,068	—
Short-term loans payable	—	—	—
Total	$122,037	$122,037	$—

Interest Rate Risk

We have not used derivative financial instruments to hedge interest risk. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 0.2%, 2.0%, and 0.9%, in 2023, 2022, and 2021, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect the PRC operating entities and our business.

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

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2023 were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, are not required to provide the auditor attestation report.

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

	For the Years Ended December 31,
	2023	2022
Audit fees (1)	$242,500	$260,000
Audit-Related fees (2)	—	25,000
Tax fees (3)	—	—
All other fees (4)	—	—
Total	$242,500	$285,000
(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of our comparative interim condensed financial statements.
(2)	Audit-related fees mean the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under audit fees above.
(3)	Tax fees mean the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(4)	All other fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

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

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the Nasdaq Capital Market prior to (i) issuances in connection with the acquisition of the stock or assets of another company if upon issuance the issued shares will equal to 20% or more of the number of shares or voting power outstanding prior to the issuance, or if certain specified persons have a 5% or greater interest in the assets or company to be acquired (Rule 5635(a)); (ii) issuances or potential issuances that will result in a change of control (Rule 5635(b)); (iii) issuances in connection with equity compensation arrangements (Rule 5635(c)); and (iv) 20% or greater issuances in transactions other than public offerings, as defined in the Nasdaq rules (Rule 5635(d)). Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Not applicable. We will be required to comply with disclosure requirements under this item 16J for the fiscal year ending on December 31, 2024.

Item 16K. CYBERSECURITY

Risk Management and Strategy

We believe an effective cybersecurity program is critical to guard the confidentiality, integrity, and availability of our information systems and data residing in those systems. We have built and continue to evolve processes for assessing, identifying, and managing material risks from cybersecurity threats. We have embedded the oversight and management of cybersecurity risk within our enterprise risk management framework to help drive a company-wide culture of cybersecurity risk management, and we have established policies and procedures as well as a reporting line of governance that guide our cybersecurity risk management program.

Governance

Our board of directors leads cybersecurity efforts directly and plays an active role in preparing for cybersecurity challenges. Board members familiar themselves with cybersecurity risks through self-learning and delegate the task of dynamically monitoring cybersecurity to the secretary of the Board, who is responsible for promptly tracking and staying informed about the dissemination of the Company’s network information. We also ensure that there is a prompt and synchronized internal exchange of network information. The board encourages all departments and employees to provide timely and convenient feedback on cybersecurity issues. Once risks are identified, they are swiftly shared and discussed to formulate response strategies. In addition, we strengthen information security education and training. In response to the continuously evolving network environment, the Company proactively shares and conducts training on the latest developments in cybersecurity. Such training helps enhance overall awareness of cybersecurity risks among our staffs and, as a result, effectively prevents common cyber threats.

We are also registered with the UK Information Commissioner’s Office (“ICO”), which is the UK’s independent regulatory authority overseeing data protection matters under relevant laws and regulations, such as the Data Protection Act 2018 and the General Data Protection Regulation. Having completed our registration, we regularly stay updated with the latest cybersecurity news and alerts from the ICO. As part of our cybersecurity measures, our business practices also adhere to ICO standards.

Through the implementation of these comprehensive cybersecurity controls, we have effectively minimized significant cybersecurity risks to our operations. To date, we have not encountered any cybersecurity incidents which have affected or are reasonably likely to affect us.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of MDJM are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1

Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

1.2

Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

2.1

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

2.2

Description of the rights of each class of securities registered (incorporated by reference to Exhibit 2.2 of our Annual Report on Form 20-F (file No. 001-38768) filed with the Securities and Exchange Commission on April 19, 2022)

2.3

Form of indenture with respect to senior debt securities, to be entered into between registrant and a trustee acceptable to the registrant, if any (incorporated by reference to Exhibit 4.6 of our Registration Statement on Form F-3/A (file No. 333-261347) filed with the Securities and Exchange Commission on January 28, 2022)

2.4

Form of indenture with respect to subordinated debt securities, to be entered into between registrant and a trustee acceptable to the registrant, if any (incorporated by reference to Exhibit 4.7 of our Registration Statement on Form F-3/A (file No. 333-261347) filed with the Securities and Exchange Commission on January 28, 2022)

4.1

Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

4.2

Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

4.3

Exclusive Business Cooperation Agreement dated April 28, 2018, between WFOE and Mingda Tianjin (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

4.4

Share Pledge Agreement dated April 28, 2018, between WFOE, Beneficial Owners, and Mingda Tianjin (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

4.5

Exclusive Option Agreement dated April 28, 2018, between WFOE, Beneficial Owners, and Mingda Tianjin (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

4.6

Powers of Attorney dated April 28, 2018, between WFOE, Beneficial Owners, and Mingda Tianjin (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

4.7

MDJM LTD 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form S-8 (file No. 333-278269) filed with the Securities and Exchange Commission on March 27, 2024)

8.1*	List of subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 **	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of RBSM LLP
15.2*	Consent of Beijing ANLI (Tianjin) Partners
97.1*	Compensation Recovery Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Schema Document
101.DEF*	Inline XBRL Taxonomy Extension Schema Document
101.LAB*	Inline XBRL Taxonomy Extension Schema Document
101.PRE*	Inline XBRL Taxonomy Extension Schema Document
104*	Statements, tagged as blocks of text and including detailed tags Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MDJM LTD

	By:	/s/ Siping Xu
Siping Xu
Chief Executive Officer,
Chairman of the Board of Directors

Date: April 29, 2024

MDJM LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MDJM LTD

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MDJM LTD, its subsidiaries and consolidated variable interest entities (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements, and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

We did not identify any critical audit matters during the course of our audit for the year ended December 31 2023.

/s/ RBSM LLP

We have served as the Company’s auditors since 2018.

New York, New York
April 29, 2024

MDJM LTD and Subsidiaries

Consolidated Balance Sheets

	As of December 31,
	2023	2022

Assets

Current Assets
Cash, cash equivalents, and restricted cash	$503,505	$1,433,158
Accounts receivable, net of allowance for CECL - trade receivable of $47,199 and $231,937, respectively	164,170	967,819
Prepaid expenses	11,765	26,721
Other receivables	3,069	64,023
Total Current Assets	682,509	2,491,721

Property and equipment, net	3,307,371	3,129,884

Other Assets
Deferred tax assets	—	11,121
VAT credit	9,362	2,349
Total Other Assets	9,362	13,470

Total Assets	$3,999,242	$5,635,075

Liabilities and Equity

Current Liabilities:
Accounts payable and accrued liabilities	$101,969	$313,086
Deferred income	20,068	20,179
Short-term loans payable	—	372,679
Total Current Liabilities	122,037	705,944
Total Liabilities	122,037	705,944
Equity:
Ordinary shares: 50,000,000 shares authorized, par value: $0.001 per share, 11,675,216 shares issued and outstanding as of December 31, 2023 and 2022	11,675	11,675
Additional paid in capital	6,845,394	6,845,394
Statutory reserve	327,140	327,140
Retained earnings	(3,363,436)	(2,202,990)
Accumulated other comprehensive (loss) income	56,432	(52,088)
Total Shareholders’ Equity	3,877,205	4,929,131
Total Liabilities and Equity	$3,999,242	$5,635,075

The accompanying notes are an integral part of these consolidated financial statements.

MDJM LTD and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Years Ended December 31,

	2023	2022	2021

Revenue	$144,863	$450,634	$4,466,233

Operating Expenses:
Selling expenses	63	10,219	47,480
Payroll, payroll taxes, and others	572,240	1,370,972	5,554,186
Professional fees	525,625	555,657	460,274
Operating leases expenses	—	—	117,686
Depreciation and amortization	76,246	36,243	24,910
(Recovery) allowance for CECL - trade receivable, net	(159,509)	165,464	59,625
Other general and administrative	454,355	261,610	471,557
Total Operating Expenses	1,469,020	2,400,165	6,735,718

Loss From Operations	(1,324,157)	(1,949,531)	(2,269,485)

Other Income (Expense):
Gain (loss) on sale of asset	(12)	10,954	—
Gain (loss) on foreign currency transactions	18,762	43,548	(14,402)
Loss on deconsolidation	—	(240,431)	(8,350)
Interest (expense) income	16,476	(31,615)	2,094
Other income	139,320	16,011	47,340
Total Other Income	174,546	(201,533)	26,682

Loss Before Income Tax	(1,149,611)	(2,151,064)	(2,242,803)
Income tax	(10,835)	(3,020)	(9,963)
Net Loss	(1,160,446)	(2,154,084)	(2,252,766)
Net loss attributable to noncontrolling interest	—	—	(7,048)
Net loss attributable to MDJM Ltd ordinary shareholders	$(1,160,446)	$(2,154,084)	$(2,245,718)

Net income (loss) per ordinary share - basic and diluted	$(0.10)	$(0.18)	$(0.19)

Weighted-average shares outstanding, basic and diluted	11,675,216	11,675,216	11,675,216

Comprehensive Income (Loss):
Net loss	$(1,160,446)	$(2,154,084)	$(2,252,766)
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustments	108,520	(101,200)	94,694
Total other comprehensive income (loss)	(1,051,926)	(2,255,284)	(2,158,072)
Comprehensive income (loss) attributable to non-controlling interest	—	—	143
Total Other Comprehensive Income (Loss)	$(1,051,926)	$(2,255,284)	$(2,158,215)

The accompanying notes are an integral part of these consolidated financial statements.

MDJM LTD and Subsidiaries

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2023, 2022 and 2021

						Accumulated
	Ordinary Shares					Other
	Number of	Amount of	Additional Paid in		Retained	Comprehensive	Noncontrolling
	Ordinary Shares	Ordinary Shares	Capital	Statutory Reserve	Earnings (Deficits)	Income (Loss)	Interest	Total Equity
Balance – December 31, 2020	11,675,216	$11,675	$6,845,394	$327,140	$2,142,657	$(37,558)	$(173,820)	$9,115,488
Comprehensive income (loss):
Deconsolidated of noncontrolling interest	—	—	—	—	(179,730)	—	179,730	—
Net loss	—	—	—	—	(2,245,718)	—	(7,048)	(2,252,766)
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	—	—	—	—	—	100,461	(5,767)	94,694
Balance – December 31, 2021	11,675,216	$11,675	$6,845,394	$327,140	$(282,791)	$62,903	$(6,905)	$6,957,416
Comprehensive income (loss):
Acquired noncontrolling interest	—	—	—	—	(7,048)	143	6,905	—
Deconsolidated of Suzhou	—	—	—	—	240,933	(13,934)	—	226,999
Net loss	—	—	—	—	(2,154,084)	—	—	(2,154,084)
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment						(101,200)		(101,200)
Balance – December 31, 2022	11,675,216	$11,675	$6,845,394	$327,140	$(2,202,990)	$(52,088)	$—	$4,929,131
Comprehensive income (loss):
Net loss	—	—	—	—	(1,160,446)	—	—	(1,160,446)
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	—	—	—	—	—	108,520	—	108,520
Balance – December 31, 2023	11,675,216	$11,675	$6,845,394	$327,140	$(3,363,436)	$56,432	$—	$3,877,205

The accompanying notes are an integral part of these consolidated financial statements.

MDJM LTD and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31,

	2023	2022	2021

Cash Flows from Operating Activities:
Net loss	$(1,160,446)	$(2,154,084)	$(2,252,766)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	76,246	36,243	24,910
(Recovery) allowance for CECL - trade receivable, net	(159,509)	165,464	59,625
(Gain) loss on foreign currency transactions	(18,762)	(43,548)	14,402
Gain on conversion of functional currency from US $ to GBP - MD Local	(80,887)	—	—
Loss (gain) on sale of assets	12	(10,954)	—
Loss on deconsolidation	—	240,431	8,350
Non cash operating lease expense	—	—	103,459
Non cash interest expense	(5,026)	21,241	5,327
Changes in deferred tax assets	10,835	3,020	9,963
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivables	935,537	815,839	1,969,361
Decrease (increase) in other receivables	(2,051)	(2,788)	16,190
Decrease (increase) in prepaid expense	15,726	5,914	(2,664)
(Decrease) increase in accounts payable and accrued expenses	(207,250)	(537,442)	(162,279)
(Decrease) increase in VAT and other tax payable	(5,637)	(125,453)	(85,526)
Increase in operating lease liabilities	—	—	(46,474)
(Decrease) increase in deferred income	1,847	(1,000)	3,841
Net Cash Used in Operating Activities	(599,365)	(1,587,117)	(334,281)

Cash Flows from Investing Activities:
Acquisition of real property and improvements in UK	—	(3,095,291)	—
Purchase of office equipment and software	(106,544)	(45,507)	(6,600)
Repayment from (advance to) related parties	—	—	(71,035)
Proceeds from disposal of asset	1,384	30,607	—
Loan repayment received	66,376	742	23,724
Net Cash (Used in) Provided by Investing Activities	(38,784)	(3,109,449)	(53,911)

Cash Flows from Financing Activities:
(Repayment) proceeds from short term loans	(363,089)	381,754	—
Net Cash (Used in) Provided by Financing Activities	(363,089)	381,754	—

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	71,585	4,288	22,224

Net decrease in cash, cash equivalents and restricted cash	(929,653)	(4,310,524)	(365,968)
Cash, cash equivalents, and restricted cash – beginning of the period *	1,433,158	5,743,682	6,110,046
Cash, cash equivalents, and restricted cash – end of the period	$503,505	$1,433,158	$5,744,078

Cash and cash equivalents	$499,654	$1,358,838	$4,796,299
Restricted foreign currency	3,851	74,320	947,779
Total cash, cash equivalents, and restricted cash	$503,505	$1,433,158	$5,744,078

Supplemental Disclosure Cash Flow Information:
Cash paid for:
Interest	$—	$5,256	$—
Income taxes	$—	$—	$23,553

*$5,744,078-$396 (deconsolidated amount) =$5,743,682

The accompanying notes are an integral part of these consolidated financial statements.

MDJM LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

MDJM LTD (the “Company” or “MDJM”) was incorporated on January 26, 2018, under the laws of the Cayman Islands as an exempted company under the name of MDJLEAD LTD. Effective on May 7, 2018, the Company changed its corporate name to MDJM LTD. The Company, through its subsidiaries and the consolidated variable interest entity (the “VIE”), is principally engaged in providing end-to-end services in the life cycle of a residential real estate project, including primary real estate agency services, real estate consulting services, and training and evaluation with respect to primary agency sales services in the People’s Republic of China (the “PRC”). The Company engages in the hotel and restaurant businesses in the United Kingdom (the “UK”). In 2022, the Company, through its subsidiaries in the UK acquired two real estate properties located in the UK, which are remodeled as hotels with restaurant facilities. The Company or MDJM, and its subsidiaries and the consolidated VIE are also collectively referred to as the “Group,” or where appropriate, the terms the “Group,” “we,” “our,” or “us” also refer to MDJM or the Company and its subsidiaries and the consolidated VIE as a whole.

MDJCC Limited (“MDJM Hong Kong”) was incorporated on February 9, 2018, under the laws of Hong Kong. MDJM owned 100% interest of MDJM Hong Kong.

MD Local Global Limited (“MDJM UK”) was incorporated in the UK under the Companies Act 2006 as a private company on October 28, 2020, and it is registered in England and Wales. MDJM owned 100% interest of MDJM UK.

Mansions Catering and Hotel LTD (“Mansions,” formerly known as Mansions Estate Agent Ltd) was incorporated pursuant to England laws as a limited company on June 15, 2021, to conduct residential property management and real estate agencies business. At the time of incorporation, MD UK originally held 51% of the equity interest in Mansions, Ocean Tide Wealth Limited, a specialist mortgage broker in the United Kingdom held 41% of the equity interest was held by Ocean Tide Wealth Limited, a specialist mortgage broker in the United Kingdom, and Mingzhe Zhang, an individual held the remaining 8%. On May 20, 2022, MD UK acquired the 41% ownership interests from Ocean Tide Wealth Limited with a consideration of one British pound sterling. On May 20, 2022, MD UK acquired the 8% ownership interests from Mingzhe Zhang with a consideration of one British pound sterling. After the acquisition, MD UK has held 100% ownership interests in Mansions.

On January 14, 2022, Mingda Jiahe Development Investment Co., Ltd (“MD Japan”) was incorporated pursuant to Japanese laws. MDJM holds 100% of the equity interest in MD Japan. For the year ended December 31, 2022, MD Japan incurred professional fees of $24,084 relating to the entity establishment in Japan and did not generated any revenue in 2022. MD Japan had no activity in 2023.

On February 16, 2022, MD Lokal Global GmbH (“MD German”) was incorporated pursuant to German laws. MDJM holds 100% of the equity interest in MD German. For the year ended December 31, 2022, MD German incurred professional fees of $41,236 relating to the entity establishment in Germany and did not generated any revenue in 2022. MD German had no activity in 2023.

On August 22, 2023, the Company incorporated a wholly owned subsidiary in the UK under the name of Fernie Castile Culture Limited. Fernie Castle Culture Limited expects to engage in the management of the brand name of “Fernie” and developing “Fernie” brand name related products and services.

Beijing Mingda Jiahe Technology Development Co., Ltd. (“Mingda Beijing”), is a limited liability company organized on March 9, 2018, under the laws of the PRC, a wholly-foreign owned entity (“WFOE”) and 100% owned by MDJM Hong Kong.

Tianjin Mingda Jiahe Real Estate Co., Ltd. (“Mingda Tianjin”), is a limited liability company organized on September 25, 2002 under the laws of the PRC. On February 2, 2021, Mingda Tianjin changed its name to Mingdajiahe (Tianjin) Co., Ltd.

The following table lists the wholly-owned subsidiaries and the consolidated VIE of the Company:

	Date of	Place of	Percentage of
Name of the Company	Incorporation	Incorporation	Ownership
MDJM Hong Kong	February 9, 2018	Hong Kong	100%
MDJM UK	October 28, 2020	England and Wales	100%
Mansions	June 15, 2021	England and Wales	100%
Fernie Castile Culture Limited	August 22, 2023	England and Wales	100%
MD Japan	January 14, 2022	Japan	100%
MD German	February 16, 2022	Germany	100%
Mingda Beijing (WFOE)	March 9, 2018	PRC	100%
Mingda Tianjin (VIE)	September 25, 2002	PRC	VIE

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The Company’s consolidated financial statements and related notes have been prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the Securities Exchange Commission (the “SEC”).

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

Mingda Tianjin has the following branch offices, which have been included in the accompanying consolidated financial statements:

Percentage
	Date of	Place of	of
Name of the Subsidiaries Owned by the VIE	Incorporation	Incorporation	Ownership
Mingdajiahe (Tianjin) Co., Ltd. Suzhou Branch	October 13, 2017	Suzhou, China	N/A
Mingdajiahe (Tianjin) Co., Ltd. Chengdu Branch	June 24, 2019	Chengdu, China	N/A

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

			Percentage
	Date of	Place of	of
Name of the Deconsolidated Subsidiaries Owned by the VIE	Incorporation	Incorporation	Ownership
Mingdajiahe (Tianjin) Co., Ltd. Yangzhou Branch	October 18, 2017	Yangzhou, China	N/A
Xishe (Tianjin) Business Management Co., Ltd.	October 20, 2017	Tianjin, China	100%
Xishe (Tianjin) Culture and Media Co., Ltd.	July 25, 2018	Tianjin, China	100%
Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd.	March 9, 2018	Tianjin, China	51%

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

The Group maintains cash and cash equivalents with various commercial banks within the PRC. Cash in the PRC denominated in RMB may not be freely transferable to out of the PRC because of exchange control regulations or other reasons. Such restricted cash amounted to $65 and $74,320 as of December 31, 2023 and 2022, respectively. The Company has not experienced any losses in the bank accounts and believes it is not exposed to any risks on its cash held in PRC banks.

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

Segment Information

The Group uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. All of the Group’s operations are considered by the chief operating decision maker to be aggregated in one reportable operating segment. For the years ended December 31, 2023, 2022, and 2021, revenue from real estate agent income was 29%, 96%, and 99%, respectively; revenue from consulting services was 0%, 0%, and 1%, respectively; revenue from rental management service was 47%, 4%, and 0%, respectively. Revenue from hotel business was 24%, 0%, and 0%, respectively. Geographically, for the years ended December 31, 2023, 2022, and 2021, revenue generated from the PRC market was 29%, 96%, and 100%, respectively; revenue generated from the UK market was 71%, 4%, and 0%, respectively.

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

Marketing and Advertising Expenses

Marketing and advertising expenses consist primarily of marketing planning fees and advertisements expenses used for targeted property sales. The Group expenses all marketing and advertising costs as incurred and records these costs within “Selling expenses” on the consolidated statements of operations when incurred. The Group did not incur such expenses for the years ended December 31, 2023, 2022, and 2021, respectively.

Income Taxes

The Company’s operation in China is governed by the income tax laws of the PRC. The Chinese Corporate Income Tax applies to all companies in China, foreign owned & Chinese owned. It is levied on company profits at a rate of 25%.

The Company’s operation in United Kingdom is governed by the income tax laws of the UK. The normal rate of corporation tax is 19% for the financial year beginning April 1, 2021 and will be maintained at this rate for the financial year beginning April 1, 2022. From April 1, 2023, the main rate of corporation tax increased from 19% to 25%, and a new 19% small profits rate of corporation tax was introduced for companies whose profits do not exceed 50,000 pounds sterling (GBP).

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

The Group only recognizes tax liabilities related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the Group recognizes the largest amount of tax liabilities that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. There were no such tax liabilities recognized in the accompanying consolidated financial statements. The Group records interest and penalties as a component of income tax expense. There were no such interest and penalties for the years ended December 31, 2023, 2022, and 2021.

Non-Controlling Interest

Noncontrolling interest is classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of the Company from the interest of the noncontrolling interest holder. Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd. was 49% owned by an unrelated third party as of December 31, 2020 and 2019, respectively. Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd. was dissolved in 2021 and deconsolidated from the consolidated financial statements ended on December 31, 2021. Mansions was 49% owned by two unrelated parties as of December 31, 2021. On May 20, 2022, the Company acquired the 49% equity interests owned by the two unrelated parties.

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

The Group had a total of 126,082 underwriter’s warrants outstanding as of December 31, 2022 and 2021. The underwriter’s warrants are exercisable at a price of $6.25. As of December 31, 2022, the Group’s closing stock price was $1.51, which had no dilutive impact. The underwriter’s warrants expired on November 13, 2023. For the years ended December 31, 2023 and 2022, the Company incurred net losses, and all potentially dilutive securities are excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact.

	December 31,	December 31,
	2023	2022
Numerator for earnings per share:
Net loss attributable to the Company’s ordinary shareholders	$(1,160,446)	$(2,154,084)
Denominator for basic and diluted earnings per share:
Basic and weighted average ordinary shares	11,675,216	11,675,216
Per share amount
Per share – basic and diluted	$(0.10)	$(0.18)

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

	December 31,	December 31,	December 31,
1 US$ = RMB	2023	2022	2021
Spot rate	7.0999	6.8987	6.3524
Average rate for the year ended	7.0809	6.7347	6.4491

1 US$ = GBP
Spot rate	0.7847	0.8315	0.7419
Average rate for the year ended	0.8039	0.8121	0.7327

The financial records of certain of the Company’s subsidiaries and the VIE are maintained in local currencies other than the U.S. dollar, such as RMB in the PRC and GBP in the UK, which are their functional currencies. Transactions denominated in currencies other than the functional currency are recorded at the rates of exchange prevailing when the transactions occur. Transaction gains and losses are recognized in the consolidated statements of operations and comprehensive income (loss). There were $18,762, $43,548, and ($14,402) transaction gain and (loss) recorded for the years ended December 31, 2023, 2022, and 2021, respectively.

Concentration Risk

The Company’s business, financial condition, and results of operations in the PRC may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. All of the Company’s cash in the PRC is maintained with state-owned banks within the PRC. Per PRC regulations, the maximum insured bank deposit amount is approximately $70,424 (RMB500,000) for each depositor. The Company’s total unprotected cash in the PRC banks amounted to approximately $0 and $5,225 as of December 31, 2023 and 2022, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

The Company’s subsidiaries in the UK have bank accounts in the UK. Customer deposits held by banks, building societies and credit unions (including in Northern Ireland) in UK establishments that are authorized by the Prudential Regulation Authority (PRA) are protected by the Financial Services Compensation Scheme (FSCS) up to GBP85,000, which was approximately $108,322. The Company’s total unprotected cash in bank amounted to approximately $367,949 and $1,135,013, as of December 31, 2023 and 2022, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

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

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, excluding entities eligible to be smaller reporting company. For all other entities, the requirements are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. ASU 2016-13 has been amended by ASU 2019-04, ASU 2019-05, and ASU 2019-11. For entities that have not yet adopted ASU No. 2016-13, the effective dates and transition methodology for ASU 2019-04, ASU 2019-05, and ASU 2019-11 are the same as the effective dates and transition methodology in ASU 2016-13. The Group adopted this standard for the year beginning January 1, 2023. There has been no material impact on the Group’s consolidated financial statements.

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

As of December 31, 2023 and 2022, accounts receivable and allowance for doubtful accounts consisted of the following:

	December 31,	December 31,
	2023	2022
Accounts receivable	$211,369	$1,199,756
Allowance for current expected credit loss	(47,199)	(231,937)
Accounts receivable, net	$164,170	$967,819

ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses to all financial assets held at amortized cost. The Group adopted this standard for the year beginning January 1, 2023.

CECL model requires measurement of the expected credit loss even if that risk of loss is remote. Management believes that historical collection information is a reasonable base on which to determine expected credit losses because the composition of the accounts receivable at the reporting date is consistent with that used in developing the historical credit-loss percentages. That is, the similar risk characteristics of the customers and its payment practices have not changed significantly over time. However, the foreseeable economic conditions will have a significant impact on our collectability of the accounts receivable. The Management believes that the treasury bill rate of the U.S. Treasury is a useful indicator to reflect the future cost of the credit and the trend of economic at the time of reporting. The Company combined treasury bill rate and its historical loss rate to determine the rates of expected estimated credit losses. The accounts receivable sharing similar risk characteristics be pooled when the CECL is calculated. Following CECL rates were used to calculate current expected credit losses:

Age of accounts receivable	Current	31-60 days	61-90 days	91-180 days	181-365 days	Over 365 days
Historical loss rate	0.00%	0.00%	0.00%	0.00%	5.00%	20.00%
Adjustment	0.38%	0.76%	1.14%	1.26%	2.53%	4.55%
CECL rate	0.38%	0.76%	1.14%	1.26%	7.53%	24.55%

Major Customers

For the year ended December 31, 2023, the Group had one major customer (project), Ge Diao Ping Yuan. Revenue from this customer was approximately 28% of the Group’s total revenue. The accounts receivable from this customer (project) were $0 as of December 31, 2023.

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

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31,	December 31,
	2023	2022

Land and buildings	$3,114,032	$2,972,256
Building fixtures, facilities, and furniture	187,826	128,448
Leasehold improvement	21,143	—
Landscaping	22,039	—
Office Equipment and Fixtures	31,306	35,160
Software	—	17,413
Auto	41,361	39,033
Construction in progress	6,372	—
Total Assets	3,424,079	3,192,310
Less accumulated depreciation	(116,708)	(62,426)
Net Assets	$3,307,371	$3,129,884

For the years ended December 31, 2023, 2022, and 2021, depreciation expenses were $76,246, $36,243, and $24,910, respectively.

During the year ended December 31, 2023, the Group disposed of some office equipment, receiving cash of $1,384, with a net book value of $1,396, and realized a loss of $12. Consequently, asset costs of $5,949 and accumulated depreciation of $4,553 were removed from the Company’s accounting records.

During the year ended December 31, 2022, the Group disposed of certain assets, receiving cash of $30,607, with a net book value of $19,653, and realized a net gain of $10,954. Consequently, asset costs totaling $103,360 and accumulated depreciation of $83,707 were removed from the Company’s accounting records.

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

MDJM Hong Kong was incorporated under the laws of Hong Kong and is subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. MDJM Hong Kong did not have significant activities in Hong Kong for the years ended December 31, 2023 and 2022, respectively.

MDJM UK and Mansion Estate were incorporated in the UK. A UK company will be subject to UK corporation tax on its income profits and capital profits. The normal rate of corporation tax is 19% for the financial year beginning April 1, 2021 and will be maintained at this rate for the financial year beginning April 1, 2022. From April 1, 2023, the main rate of corporation tax increased from 19% to 25%, and a new 19% small profits rate of corporation tax was introduced for companies whose profits do not exceed GBP50,000.

The Group conducts substantially of its business in the PRC through its subsidiaries and the VIE. The operating entities located in the PRC are subject to PRC income taxes, a standard tax rate of 25%. At the beginning of 2019, China State Administration of Taxation issued an income tax abatement policy to small business with taxable income less than RMB3 million, number of employees less than 300, and total assets less than RMB50 million for the tax periods from January 1, 2019 to December 31, 2021. According to the tax abatement policy, the income tax rate was reduced to 5% for small business with taxable income less than RMB1 million, the income tax rate was reduced to 10% for small business with taxable income from RMB1 million to RMB3 million. In 2022, a new tax abatement policy was issued. From January 1, 2022 to December 31, 2022, the income tax rate was 2.5% for small business with taxable income under RMB1 million; from January 1, 2022 to December 31, 2024, the income tax rate is 5% for small business with taxable income between RMB1 million to RMB3 million. The Group is qualified to receive the above tax abatement.

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

The provision for income tax for the years ended December 31, 2023, 2022, and 2021 was summarized as follows:

	2023	2022	2021
Current	$—	$—	$—
Deferred tax adjustment	10,835	3,020	9,963
Total income tax expense	$10,835	$3,020	$9,963

Deferred tax assets and liabilities were as follows:

	December 31,	December 31,
Deferred Tax Assets (Liabilities):	2023	2022
Accounts receivable, net	$11,800	$17,602
Net operating loss – China	475,900	302,238
Net operating loss - UK	110,215	41,141
Deferred tax assets	597,915	360,981
Valuation allowance	(597,915)	(349,860)
Net deferred tax assets (liabilities)	$—	$11,121

As of December 31, 2023, the Group had net operating losses of approximately $1.9 million carried forward in the PRC operation and net operating losses of approximately $0.6 million carried forward in the UK operation. The management believes these losses are more likely than not to be used to offset future operating income, and, therefore, the full amount of valuation is provided.

Reconciliation of the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2023, 2022, and 2021, respectively, were as follows:

China Group	2023	2022	2021
Hong Kong statutory income tax rate	16.50%	16.50%	16.50%
Valuation allowance recognized with respect to the loss in Hong Kong Company	(16.50)%	(16.50)%	(16.50)%
PRC statutory income tax rate	25.00%	25.00%	25.00%
Effect of income tax exemptions and reliefs in the PRC companies	(25.00)%	(25.00)%	(25.00)%
Effect of valuation and deferred tax adjustments	(1.65)%	0.00%	(0.66)%
Effective rate	(1.65)%	0.00%	(0.66)%

United Kingdom Group
UK statutory income tax rate	19.00%	19.00%	19.00%
Valuation allowance recognized with respect to the loss in UK	(19.00)%	(19.00)%	(10.86)%
Effect of valuation and deferred tax adjustments	0.00%	(1.65)%	0.00%
Effective rate	0.00%	(1.65)%	8.14%

Aggregate undistributed earnings of the Company’s subsidiaries, the VIE, and the VIE’s subsidiaries located in the PRC that are available for distribution on December 31, 2023 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Company that is outside of the PRC. The Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of December 31, 2023, the Company had not declared any dividends.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s consolidated financial statements as of December 31, 2023. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases in its liability for unrecognized tax benefit within the next 12 months.

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

ASC 740 mandates the use of a “more-likely-than-not” threshold for recognizing and measuring uncertain income tax positions. Management has assessed the Company’s tax positions and determined that, as of December 31, 2023, there were no uncertain tax positions that require recognition or disclosure in the financial statements. Therefore, no provision for income tax uncertainty was recorded for the years ended December 31, 2023, 2022, and 2021.

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following as of December 31, 2023 and 2022:

	2023	2022

Payroll and social security payable	$82,494	$42,805
Bonus payable	18,603	109,829
Other payables and accrued liabilities	872	160,452
Total Accounts Payable and Accrued Liabilities	$101,969	$313,086

NOTE 7 – LEASES

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

The Group had one long-term lease, which became effective on January 1, 2019, and expired on December 31, 2023. The Group adopted the new accounting standard ASC 842 effective January 1, 2019. The Group used 4.35%, the Chinese bank long-term lending annual rate for a typical five-year lease as an incremental borrowing rate, in determining the present value of future lease payments. The same rate was used as the discount rate to measure the lease liability at January 1, 2019, the date of adoption. At initial measurement, the Group recorded a non-cash ROU asset of $479,744 (RMB3,342,278 translated at the December 31, 2019 exchange rate, and a noncash lease liability of $479,744 (RMB3,342,278 translated at the December 31, 2019 exchange rate). On May 31, 2022, the Group terminated the lease agreement with the landlord. There was no penalty related to the termination of the lease.

The Group will lease temporary office spaces used for ongoing projects based on the needs. These leases are normally with terms of 12 months or less, and an option of renewing. Due to the temporary nature of these office spaces, the Group typically only includes the initial lease term in its assessment of a lease arrangement. Options to extend a lease are not included in the Group’s assessment unless there is reasonable certainty that the Group will renew the lease. The Group elected not to recognize on the balance sheet for leases with terms of 12 months or less. The lease expense recognized for such leases is on a straight-line basis over the lease terms. Such operating lease expenses amounted to $1,214, $0, and $3,715 for the years ended December 31, 2023, 2022, and 2021, respectively.

For the years ended December 31, 2023, 2022, and 2021, total operating lease expenses amounted to $0, $0, and $117,686, respectively.

NOTE 8 – SHORT-TERM LOANS

On May 13, 2021, Mingda Tianjin entered into a small business line of credit agreement (the “LOC”) for a maximum amount of $144,955 (RMB1,000,000 translated at the December 31, 2022 exchange rate) credit line from China Construction Bank (“CCB”) with an interest rate of 4.2525% from May 13, 2021 to May 13, 2022. The LOC was used for short-term liquidity needs only. In May 2022, CCB agreed to extend LOC from May 13, 2022 to August 13, 2022 with an interest rate of 4.20% per annum. In August 2022, CCB agreed to extend LOC further from August 13, 2022 to November 13, 2022 with an interest rate of 3.95% per annum. On February 14, 2022, Mingda Tianjin borrowed $144,955 (RMB1,000,000 translated at the December 31, 2022 exchange rate) from CCB. The loan was repaid in full on March 1, 2023.

From March 18, 2022 to June 20, 2022, Mingda Tianjin borrowed total of $227,724 (RMB1,571,000 translated at the December 31, 2022 exchange rate) from an unrelated individual for working capital. This individual loan was due by September 30, 2022 and extended to December 31, 2022. The loan bears interest at 4.2525% per annum and was to be paid by the maturity date. The loan was repaid in full on March 8, 2023. On June 14, 2023, Mingda Tianjin borrowed $2,113 (RMB15,000) and repaid in full on June 19, 2023. On July 24, 2023 and August 29, 2023, Mingda Tianjin borrowed $563 and $183 (RMB4,000 and RMB1,300), respectively, and repaid in full on September 4, 2023.

NOTE 9 – SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company is authorized to issue up to 50,000,000 ordinary shares, par value $0.001 per share. On January 26, 2018, MDJM issued 10,380,000 ordinary shares to entities controlled by the shareholders of Mingda Tianjin.

Pursuant to a registration statement filed with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on November 13, 2018, the Company completed the first closing of the Initial Public Offering (the “IPO”) of its ordinary shares on December 26, 2018. A total of 1,241,459 ordinary shares were sold at a price of $5 per share to the public at the first closing. The Company received a total of $6,207,295 in gross proceeds from its first closing of the IPO. In connection with this public offering, the Company incurred direct offering costs of $2,103,816, which included audit, legal, consulting, commission, and other expenses. Per ASC 505, the Company classified these direct offering costs in the equity section to offset additional paid in capital.

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

Underwriter Warrants

Pursuant to the IPO Agreement (defined below), the Company agreed to grant the underwriter of its IPO, Network 1 Financial Securities, Inc., underwriter warrants equal to 10% of the total number of the Company’s ordinary shares being sold in the IPO, at the closing of the IPO. The underwriter’s warrants were non-exercisable for six months after the closing of the offering and will expire five years after the effective date of the registration statement. The underwriter’s warrants are exercisable at a price of $6.25, equal to 125% of $5, the public offering price in the IPO. The underwriter’s warrants are not redeemable. The underwriter’s warrants provide for cashless exercise and contain provisions for on demand registration of the sale of the underlying ordinary shares at the Company’s expense and unlimited “piggyback” registration rights for a period of five years after the closing of the IPO at the Company’s expense. The Company sold 1,241,459 and 19,361 ordinary shares at the closings of its IPO on December 26, 2018, and January 4, 2019, respectively. A total of 126,082 underwriter’s warrants were issued on January 4, 2019. The underwriter’s warrants expired on November 13, 2023.

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

NOTE 10 – NONCONTROLLING INTEREST

Noncontrolling interests are classified as a separate line item in the equity section and disclosures in the Group’s consolidated financial statements have distinguished the interest of the Group from the interest of the noncontrolling interest holder. Noncontrolling interest in 2021 represented 49% ownership interests of Mansions owned by two unrelated parties. Mansions commenced its business in the UK in August 2021. In May 2022, the Company acquired the 49% of ownership interests in Mansions owned by the two unrelated parties with a consideration of one dollar each. There was no noncontrolling interest as of December 31, 2023 and 2022.

NOTE 11 – STATUTORY RESERVE

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

The statutory reserve of Mingda Tianjin amounted to $327,140 as of December 31, 2023 and 2022.

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

New Businesses and New Market Risk

Real estate agent service income was a major income source of the Group in the PRC market since its inception. The Group’s real estate agent service income declined by 90.34% in 2023 as compared to 2022, by 89.71% in 2022 as compared to 2021, and by 28.55% in 2021 as compared to 2020. The decline of real estate agent service income was primarily attributed to the tightening policy on the real estate market adopted in recent years in the PRC. It is difficult to engage in a new real estate sales project in the PRC. While the Company has made efforts to develop new projects, it may not be able to recover to the level of 2022 in the future.

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

On March 18, 2022, the Chengdu Branch Office of Mingda Tianjin filed a civil complaint against Chengdu TEDA New City in the People’s Court of Dujiangyan City, Sichuan Province, citing breach of contract and unpaid service fees totaling $757,861 (RMB5,380,734). The court ruled in favor of Mingda Tianjin on July 15, 2022, ordering Chengdu TEDA to pay the full amount within five days. Chengdu TEDA appealed the decision on July 29, 2022. The Intermediate People’s Court of Chengdu City issued a final judgment on December 23, 2022, upholding the initial ruling and additionally requiring Chengdu TEDA to pay liquidated damages and interest, totaling RMB5,157,182. Mingda Tianjin received the final payment of $838,625 (RMB5,954,151) on February 27, 2023.

On January 9, 2023, the Chengdu Branch Office of Mingda Tianjin filed a civil complaint against Chengdu TEDA New City in the People’s Court of Dujiangyan City, Sichuan Province, for breach of contract and an unpaid service fee totaling approximately $263,725 (RMB1,872,419). On March 24, 2023, the court issued a favorable judgment requiring Chengdu TEDA to pay the full claimed amount within 10 days. On September 1, 2023, the Company received $127,842 (RMB907,662). As of now, the Company has not yet received the remaining funds and is actively pursuing the collection process.

On July 17, 2023, Mingda Tianjin initiated a civil lawsuit in the Heping District People’s Court of Tianjin City, alleging breach of contract against an individual over an unpaid receivable of $101,692 (RMB722,000). On September 8, 2023, a civil mediation resulted in an agreement documented by the court: the individual consented to pay Mingda Tianjin $63,381 (RMB450,000) plus $1,397 (RMB9,919) in expenses. In return, Mingda Tianjin agreed to forgive the remaining balance of $38,310 (RMB272,000). The agreed amount totaling $64,778 (RMB459,919) was received by Mingda Tianjin on September 10, 2023, subsequently closing the case.

NOTE 13 – RELATED PARTY TRANSACTIONS

MDJM conducts real estate services business through Mingda Tianjin, a VIE that it controls through the VIE Agreements. The shareholders of Mingda Tianjin include MDJM’s principal shareholder, Mr. Siping Xu. The VIE Agreements provide MDJM (i) the power to control Mingda Tianjin, (ii) the exposure or rights to variable returns from its involvement with Mingda Tianjin, and (iii) the ability to affect those returns through use of its power over Mingda Tianjin to affect the amount of its returns.

On January 1, 2023, Mansions entered into a lease agreement with MDJM UK to rent “Fernie Castle,” a property owned by MDJM UK, for use as a hotel site. The annual rent for the property is $227,018 (182,500 pounds sterling), exclusive of VAT, payable monthly on the 25th. Mansions is responsible for all operating expenses, as well as maintenance and repairs of the leased property.

The lease agreement does not specify a fixed termination date, but either party may terminate the agreement by providing one month’s notice without incurring penalties. Upon termination, the property must be returned to MDJM UK. In the consolidated financial statements, inter-company rent income and corresponding expenses of $227,018 have been eliminated.

On January 1, 2023, Mansions entered into a lease agreement with MDJM UK to rent “Robin Hill,” a property owned by MDJM UK, for hotel operations. The annual rent is $187,834 (151,000 pounds sterling), excluding VAT, and is payable monthly on the 25th. Mansions is responsible for operating expenses, maintenance, and repairs of the leased property.

The lease does not have a fixed termination date; however, it can be ended by either party with one month’s notice, without penalty. Upon termination, Mansions must return the property to MDJM UK. In the consolidated financial statements, inter-company rent income and the corresponding expenses of $187,834 have been eliminated.

NOTE 14 – SEGMENT AND GEOGRAPHIC AREA INFORMATION

The Group’s major income source was real estate agent commissions before December 31, 2022. The revenue from real estate agent income accounted for 29%, 96%, and 99% of the Group’s total consolidated revenue for the years ended December 31, 2023, 2022, and 2021, respectively. Geographically, revenue was primarily generated in the PRC market before December 31, 2022. The revenue generated in the PRC accounted for 29%, 96%, and 100% of the Group’s total consolidated revenue for the years ended December 31, 2023, 2022, and 2021, respectively. The value of the Group’s assets located in the UK increased since 2021. The value of the assets located in the UK accounted for 95%, 79%, and 37% of the Group’s total consolidated assets as of December 31, 2023, 2022, and 2021, respectively.

The Group’s major income source was the hotel and rental management business after December 31, 2022. The revenue from the hotel and rental management business accounted for 71% of the Group’s total consolidated revenue for the year ended December 31, 2023. Geographically, revenue was primarily generated in the UK market after December 31, 2022. The revenue generated in the UK accounted for 71% of the Group’s total consolidated revenue for the year ended December 31, 2023. The value of the Group’s assets located in the UK increased since 2021. The value of the assets located in the UK accounted for 95% of the Group’s total consolidated assets as of December 31, 2023.

Source of Revenue	2023		2022		2021
	US$	%	US$	%	US$	%
Real estate agent income	$41,954	29%	$434,371	96%	$4,408,018	99%
Rental management income	67,891	47%	16,263	4%	19,469	0%
Hotel income	35,018	24%	—	—	—	—
Other income	—	—	—	—	38,746	1%
Total Income	$144,863	100%	$450,634	100%	$4,466,233	100%

Revenue by Geographic Region	2023		2022		2021
	US$	%	US$	%	US$	%
PRC	$41,954	29%	$434,371	96%	$4,446,764	100%
UK	102,909	71%	16,263	4%	19,469	0%
Total Revenue	$144,863	100%	$450,634	100%	$4,466,233	100%

Assets by Geographic Region	2023		2022		2021
	US$	%	US$	%	US$	%
PRC and Others	$180,919	5%	$1,202,347	21%	$5,293,516	63%
UK	3,818,323	95%	4,432,728	79%	3,075,454	37%
Total Assets	$3,999,242	100%	$5,635,075	100%	$8,368,970	100%

NOTE 15 – SUBSEQUENT EVENTS

On March 27, 2024, the board of directors of the Company approved the adoption of the MDJM LTD 2024 Equity Incentive Plan (the “Plan”). On March 27, 2024, the Company filed a registration statement on Form S-8 with the U.S. Securities and Exchange Commission to register 2,000,000 ordinary shares, par value $0.001 per share, that may be issued under the Plan.

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

As of December 31, 2023, with the Company’s operation and investment turned to the UK market via subsidiaries located in the UK, the net assets located out of PRC amounted to $3,808,112, or 98.2% to consolidated net assets. The net assets located outside of the PRC are not considered as restricted assets. The amount of restricted net assets located in the PRC subsidiary decreased to approximately $59,173 as of December 31, 2023 (the most recently completed fiscal year), which was equivalent 1.5% of consolidated net assets as of December 31, 2023. Accordingly, the Parent Company’s condensed financial statements are not prepared in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X.