Form 20-F
period 2024-12-31
MDJM LTD
filed 2025-04-14
CIK 1741534

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Siping Xu, Chief Executive Officer

Telephone: + 44-01337 829 349

Email: charlie.cai@mdjmjh.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	UOKA	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 25,216,523 Ordinary Shares, par value $0.001 per share, as of December 31, 2024.

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

“We,” “us,” “our,” “our Company,” and the “Company” are to MDJM LTD (“MDJM”), a Cayman Islands company. Unless the context otherwise requires, in this annual report on Form 20-F references to:

●	“China” or the “PRC” are to the People’s Republic of China;
●	“Exchange Act” are to the Securities Exchange Act of 1934;
●	“Fernie Castle Culture” are to our wholly owned subsidiary, Fernie Castle Culture Limited, a United Kingdom company;
●	“fiscal year” are to the period from January 1 to December 31 of the year;
●	“Mansions” are to Mansions Catering and Hotel LTD, a United Kingdom company, in which MD UK (defined below) holds 100% of the equity interests;
●	“MD German” are to our wholly owned subsidiary, MD Lokal Global GmbH, a German company;
●	“MD Japan” are to our wholly owned subsidiary, Mingda Jiahe Development Investment Co., Ltd, a Japanese company;
●	“MDJH Hong Kong” are to our wholly owned subsidiary, MDJCC Limited, a Hong Kong corporation;
●	“MD UK” are to our wholly owned subsidiary, MD Local Global Limited, a United Kingdom company;
●	“Mingda Tianjin” or the “VIE” are to Mingdajiahe (Tianjin) Co., Ltd., a company organized under the laws of the PRC, the financial results of which we consolidated for accounting purposes, and Mingda Tianjin is controlled by Mr. Siping Xu, our chief executive officer and majority shareholder;
●	“Mingda Tianjin Shareholders” are to Siping Xu, Yang Li, Xia Ding, Qiang Ma, Liang Zhang, Meina Guo, Zhenyuan Huang, Mengnan Wang, Jie Zhang, and Lei Cai, collectively holding 100% of the equity interests in Mingda Tianjin;
●	“Ordinary Shares” are to the ordinary shares of MDJM, par value $0.001 per share;
●	“PRC operating entities” are to our PRC subsidiary and the VIE, collectively;
●	“primary real estate market” are to the market for newly constructed and completed residential and commercial real properties, “primary real estate agency services” are to agency services provided for the primary real estate market, “secondary real estate market” are to the market for all residential and commercial real properties other than those for sale in the primary real estate market, and “secondary real estate brokerage services” are to brokerage services provided for the secondary real estate market;
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002;
●	“Securities Act” are to the Securities Act of 1933, as amended;
●	“SEC” are to the U.S. Securities Exchange Commission;
●	“UK” are to the United Kingdom;
●	“US$,” “$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;
●	“U.S. GAAP” are to generally accepted accounting principles in the United States;
●	“VIE” are to variable interest entity; and

●	“WFOE” are to Beijing Mingda Jiahe Technology Development Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by MDJH Hong Kong.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2024, 2023, and 2022. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars and pound sterling (“GBP”) to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain Renminbi and GBP amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

US$ Exchange Rate	December 31,
1 US$= RMB	2024	2023	2022
At the end of the year - RMB	7.2993	7.0999	6.8987
Average rate for the year - RMB	7.1957	7.0809	6.7347

1 US$=GBP
At the end of the year - GBP	0.7987	0.7847	0.8315
Average rate for the year - GBP	0.7824	0.8039	0.8121

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

We are a holding company incorporated in the Cayman Islands and not a Chinese operating company. As a holding company with no material operations of our own, we conduct our operations through our subsidiaries in the UK and, prior to March 2025, through the VIE in China. For the fiscal years ended December 31, 2024, 2023, and 2022, for accounting purposes, we controlled and received the economic benefits of the VIE through certain contractual arrangements (the “VIE Agreements”), which enabled us to consolidate the financial results of the VIE in our consolidated financial statements under U.S. GAAP. The VIE Agreements were terminated on March 1, 2025. Our securities are securities of MDJM, the offshore holding company in the Cayman Islands, instead of securities of the VIE in China. The VIE structure provided contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. For a description of the VIE Agreements, see “— The VIE Agreements.”

The following diagram illustrates our corporate structure as of the date of this annual report:

(1)	Represents 10,200,000 Ordinary Shares held by our CEO and chairman of the board of directors, Mr. Siping Xu, through MDJH LTD, which is 100% owned by Mr. Xu.

(2)	Represents an aggregate of 207,029 Ordinary Shares held by 12 shareholders of MDJM, each one of which holds less than 5% of our equity interests, as of the date of this annual report.
(3)	Represents 141,480 Ordinary Shares directly held by Mr. Mengnan Wang, our CFO.
(4)	Represents 138,205 Ordinary Shares directly held by Mr. Siping Xu, our CEO and chairman of the board of directors.

Investors are purchasing securities of the holding company, MDJM, instead of securities of our operating entities. Our operations are conducted through MD UK and Mansions.

The VIE Agreements

Due to PRC legal restrictions on foreign ownership in the real estate sector, neither we nor our subsidiaries owned any equity interest in Mingda Tianjin. Instead, for accounting purposes, we controlled and received the economic benefits of Mingda Tianjin’s business operation through the VIE Agreements, which enabled us to consolidate the financial results of the VIE in our consolidated financial statements under U.S. GAAP for the fiscal years ended December 31, 2024, 2023, and 2022. WFOE, Mingda Tianjin, and the Mingda Tianjin Shareholders entered into the VIE Agreements on April 28, 2018. The VIE Agreements were designed to provide WFOE with the power, rights, and obligations to Mingda Tianjin as set forth under the VIE Agreements. We had evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we were regarded as the primary beneficiary of the VIE for accounting purposes, as a result of our direct ownership in WFOE and the provisions of the VIE Agreements.

Each of the VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Mingda Tianjin and WFOE, WFOE provided Mingda Tianjin with technical support, consulting services, intellectual services, and other management services relating to Mingda Tianjin’s day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, Mingda Tianjin granted an irrevocable and exclusive option to WFOE to purchase from Mingda Tianjin, any or all of Mingda Tianjin’s assets at the lowest purchase price permitted under PRC laws. Should WFOE exercise such option, the parties would enter into a separate asset transfer or similar agreement. For services rendered to Mingda Tianjin by WFOE under this agreement, WFOE was entitled to collect a service fee approximately equal to the net income of Mingda Tianjin after the deduction of the required PRC statutory reserve.

The Exclusive Business Cooperation Agreement would remain in effect for 10 years, unless it was terminated by WFOE with 30-day prior notice. Mingda Tianjin did not have the right to terminate that agreement unilaterally.

The Chief Executive Officer of WFOE, Mr. Siping Xu, managed Mingda Tianjin pursuant to the terms of the Exclusive Business Cooperation Agreement before its termination. WFOE had absolute authority relating to the management of Mingda Tianjin, including decisions with regard to expenses, salary raises and bonuses, hiring, firing, and other operational functions. The Exclusive Business Cooperation Agreement did not prohibit related party transactions. Our audit committee was required to review and approve in advance any related party transactions, including transactions involving WFOE or Mingda Tianjin.

Share Pledge Agreement

Under the Share Pledge Agreement among WFOE, and the Mingda Tianjin Shareholders, the Mingda Tianjin Shareholders pledged all of their equity interests in Mingda Tianjin to WFOE to guarantee the performance of Mingda Tianjin’s obligations under the Exclusive Business Cooperation Agreement. Under the terms of the Share Pledge Agreement, in the event that Mingda Tianjin or the Mingda Tianjin Shareholders breached their respective contractual obligations under the Exclusive Business Cooperation Agreement, WFOE, as pledgee, would be entitled to certain rights, including the right to collect dividends generated by the pledged equity interests. The Mingda Tianjin Shareholders also agreed that upon occurrence of any event of default, as set forth in the Share Pledge Agreement, WFOE was entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Mingda Tianjin Shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interest.

The purposes of the Share Pledge Agreement were to (1) guarantee the performance of Mingda Tianjin’s obligations under the Exclusive Business Cooperation Agreement, (2) make sure the Mingda Tianjin Shareholders did not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice WFOE’s interests without WFOE’s prior written consent, and (3) provide WFOE control over Mingda Tianjin. In the event Mingda Tianjin breached its contractual obligations under the Exclusive Business Cooperation Agreement, WFOE would have been entitled to foreclose on the Mingda Tianjin Shareholders’ equity interests in Mingda Tianjin and (1) exercise its option to purchase or designate third parties to purchase part or all of their equity interests in Mingda Tianjin and in this situation, WFOE may terminate the VIE Agreements after acquisition of all equity interests in Mingda Tianjin or form a new VIE structure with the third parties designated by WFOE; or (2) dispose of the pledged equity interests and be paid in priority out of proceeds from the disposal, in which case the VIE structure would be terminated.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the Mingda Tianjin Shareholders irrevocably granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Mingda Tianjin. The option price was equal to the capital paid in by the Mingda Tianjin Shareholders subject to any appraisal or restrictions required by applicable PRC laws and regulations.

Under the Exclusive Option Agreement, WFOE was entitled to, at any time under any circumstances, purchase, or have its designated person purchase, at its discretion, to the extent permitted under PRC law, all or part of the Mingda Tianjin Shareholders’ equity interests in Mingda Tianjin. The Exclusive Option Agreement, together with the Share Pledge Agreement, Exclusive Business Cooperation Agreement, and the Power of Attorney, enabled us to consolidate the financial results of the VIE in our consolidated financial statements under U.S. GAAP.

Powers of Attorney

Under each of the Powers of Attorney, the Mingda Tianjin Shareholders authorized WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders were entitled to under the laws of China and the articles of association of Mingda Tianjin, including the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Mingda Tianjin.

The term of each of the Powers of Attorney was the same as the term of the Exclusive Option Agreement. The Powers of Attorney were irrevocable and continuously valid from the date of execution of the Powers of Attorney, so long as the Mingda Tianjin Shareholders were shareholders of Mingda Tianjin.

Risks Associated with Being Based in the PRC

We are subject to certain legal and operational risks associated with having subsidiaries in China, which could cause the value of our securities to significantly decline or become worthless. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and as a result these risks may result in significant depreciation or a complete loss of the value of our securities, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. The PRC government has adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, we, our subsidiaries, and the VIE have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. As confirmed by our PRC counsel, Beijing ANLI (Tianjin) Partners, we are not subject to cybersecurity review with the Cyberspace Administration of China, or the CAC, under the Cybersecurity Review Measures that became effective on February 15, 2022, since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures; we are also not subject to network data security review by the CAC under the Regulations on the Network Data Security Administration (the “Security Administration Regulations”), since we currently do not have over 10 million users’ personal information and do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over 10 million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Security Administration Draft. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.”

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the “Trial Measures,” and five supporting guidelines, which came into effect on March 31, 2023. As advised by our PRC counsel, Beijing ANLI (Tianjin) Partners, Mingda Tianjin falls under the category of existing enterprises that have completed their overseas listings before the effective date of the Trial Measures (namely, March 31, 2023). Therefore, we are not immediately required to file for compliance. However, in the event that we intend to undertake new offerings or fundraising activities in the future, we should ensure compliance with the relevant regulations and file for compliance accordingly. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—The Opinions, the Trial Measures, and the revised Provisions recently issued by PRC authorities may subject us to additional compliance requirements in the future.” Other than the foregoing, as of the date of this report, according to our PRC counsel, Beijing ANLI (Tianjin) Partners, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC or any other PRC governmental authorities for our overseas listing. As of the date of this annual report, neither we nor our subsidiaries have received any inquiry, notice, warning, or sanction regarding our overseas listing from the CSRC or any other PRC governmental authorities. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our listing on a U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations, or implement rules that require us or our subsidiaries to obtain regulatory approval from Chinese authorities for listing in the U.S.

In addition, our Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditor for two consecutive years beginning in 2021. Our auditor, RBSM LLP, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares and trading in our Ordinary Shares could be prohibited. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by former President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.”

Permissions Required from PRC Authorities

The VIE was not operating in an industry that prohibited or limited foreign investment. As a result, as advised by our PRC counsel, Beijing ANLI (Tianjin) Partners, other than those requisite for a domestic company in China to engage in the businesses similar to those of the VIE, neither our Company, each of our subsidiaries, nor the VIE was required to obtain any permission from Chinese authorities, including the CSRC, the CAC, or any other governmental agency that is required to approve the operations of the VIE. However, if our Company or any of our subsidiaries does not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend any relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in the operations of our PRC subsidiary, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

Prior to the termination of the VIE Agreements, the VIE had received from PRC authorities all requisite licenses, permissions, or approvals needed to engage in the businesses conducted in China, and no permission or approval had been denied. Such licenses and permissions included the Business License and Registration Certificate of Tianjin Real Estate Brokerage Agency. The following table provides details on the licenses and permissions held by the VIE.

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

According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or “the CSRC Notice,” domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. As advised by our PRC counsel, Beijing ANLI (Tianjin) Partners, Mingda Tianjin fell under the category of Existing Issuers. Therefore, we were not immediately required to file for compliance.

On February 24, 2023, the CSRC, together with the MOF, the National Administration of State Secrets Protection and the National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC and the National Administration of State Secrets Protection and the National Archives Administration of China in 2009, or the “Provisions.” The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company or our subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

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

Except as described above, we are currently not required to obtain permission from any of the PRC authorities to operate and issue our securities to foreign investors. In addition, we and our subsidiaries are not required to obtain permission or approval relating to our securities from the PRC authorities, including the CSRC or the CAC, for our subsidiaries’ operations, nor have we or our subsidiaries or Mingda Tianjin received any denial for our subsidiaries or Mingda Tianjin’s operations with respect to our offerings. However, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies, cybersecurity, data privacy protection requirements, and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of different interpretation and enforcement of the rules and regulations in the PRC adverse to us, which may take place quickly with little advance notice. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.”

Asset Transfers Between Our Company, Our Subsidiaries, and the VIE

As of the date of this annual report, our Company, our subsidiaries, and the VIE have not distributed any earnings or settled any amounts owed under the VIE Agreements. Our Company and our subsidiaries do not have any plan to distribute earnings in the foreseeable future.

In 2024, net proceeds of $2,426,460 from a private placement with several investors on September 18, 2024, and from the exercise of Series A and B warrants associated with such private placement were not deposited into MDJM’s bank account. Instead, the proceeds were deposited directly into MD UK’s bank account. In 2022, MDJM transferred $1,480,000 into the account of MD UK as an investment. In addition, MDJM paid a net amount of $103,794 on behalf of subsidiaries in 2022, which consisted of attorney fees in connection with the establishment of new business, and other business - related expenses. There were no other assets transferred between MDJM, its subsidiaries, and the VIE during the fiscal years ended December 31, 2024, 2023, and 2022.

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

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if WFOE incurs debt on its own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

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

Prior to March 1, 2025, our Company’s ability to settle amounts owed under the VIE Agreements relied upon payments made from the VIE to WFOE in accordance with the VIE Agreements. For services rendered to the VIE by WFOE under the Exclusive Business Cooperation Agreement, WFOE was entitled to collect a service fee from the VIE. Pursuant to the Exclusive Option Agreement, WFOE may at any time and under any circumstances purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC laws. The VIE Agreements were terminated on March 1, 2025.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to our Business and Industry

Our UK subsidiaries’ operating results are subject to conditions typically affecting hospitality service providers in the UK, any of which could reduce our revenue and limit opportunities for growth.

Our UK subsidiaries’ operating results are subject to conditions typically affecting hospitality service providers in the UK, including, among others:

●	changes in national, regional, or local economic conditions;
●	contraction in the global economy or low levels of economic growth;
●	competition from other hotels and vacation rental online marketplace companies;
●	the attractiveness of hotels our UK subsidiaries may manage or own to their guests;
●	local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms;
●	adverse weather conditions, natural disasters, or serious contagious diseases, such as COVID-19;
●	the ability of third-party internet and other travel intermediaries who sell hotel rooms to guests to attract and retain customers;
●	the availability and cost of capital necessary for us to fund investments, capital expenditures, and service debt obligations;
●	delays in or cancellations of planned or future development or refurbishment projects;
●	seasonal and cyclical volatility in the hospitality industry;
●	changes in desirability of geographic regions of the hotels within our UK subsidiaries’ market, geographic concentration of their operations and customers, and shortages of desirable locations for development;
●	the performance of managerial and other employees of our UK subsidiaries’ hospitality services business; and
●	increases in operating costs and expenses, particularly rents, due to inflation and other factors.

Changes in any of these conditions could adversely affect our UK subsidiaries’ occupancy rates or otherwise adversely affect our results of operations and financial condition.

Our UK subsidiaries may not be able to successfully identify, secure, or operate additional hotel properties.

In addition to managing the Robin Hill Property and Fernie Castle (see “Item 4. Information on the Company—B. Business Overview—Overview”), we, through the UK subsidiaries, may open or manage more hotels in markets where we have a presence and in other areas in the UK to further grow our business. We and our UK subsidiaries may not be successful in identifying, leasing, managing, and operating additional hotel properties at desirable locations and on commercially reasonable terms, or at all. In more developed cities, it may be difficult to increase the number of hotels because we or our competitors may already have operations in such cities, rental prices may increase, or our competitors may be able to gain leases of properties before we can do so. In some cases, our competitors may be willing to enter into less favorable purchase, lease, or hotel management arrangements in order to prevent us from securing a particular property. Alternatively, in less developed cities, demand for new hotels may not increase as rapidly as we may expect. In addition, even if we or our UK subsidiaries are able to successfully identify and lease or manage new hotel properties, new hotels may not generate the returns we expect. Furthermore, we or our UK subsidiaries may incur costs in connection with evaluating properties and negotiating with property owners, lessors, and franchised hotel owners, including properties that we or our UK subsidiaries are subsequently unable to lease or manage. If we or our UK subsidiaries fail to successfully identify or compete for additional hotel properties, our ability to execute our growth strategy could be impaired and our business and prospects may be materially and adversely affected.

Our UK subsidiaries are subject to various hospitality industry, health and safety, construction, fire prevention, and environmental laws and regulations that may subject them to liability.

We cannot assure you that our UK subsidiaries or their employees comply with or will comply with all present and future laws and regulations related to their business, including hospitality industry, health, safety, construction, fire prevention, and environmental laws and regulations. Such non-compliance may subject our UK subsidiaries to monetary damages, the imposition of fines or other administrative penalties or investigations against them, or the suspension of their operations, which in turn could materially and adversely affect our financial condition and results of operations. Furthermore, new regulations could also require our UK subsidiaries to retrofit or modify any hospitality properties that they may own, operate, or manage, either currently or in the future, or incur other significant expenses. Any failure by our UK subsidiaries to control the use of, or to adequately restrict the discharge of, hazardous substances in their operations, or otherwise operate in compliance with environmental laws, could subject them to potentially significant monetary damages and fines or suspension of their business operations, which could materially and adversely affect our financial condition and results of operations.

Accidents, injuries, or prohibited activities in the hotels that our UK subsidiaries operate or may operate or manage in the future may adversely affect their and our reputation and subject them or us to liability.

There are inherent risks of accidents, injuries, or prohibited activities (such as illegal drug use, gambling, violence, or prostitution by guests) taking place in hospitality properties. The occurrence of one or more accidents, injuries, or prohibited activities at any hospitality property that our UK subsidiaries operate or may operate or manage in the future could adversely affect their safety reputation among guests, harm our brand, decrease our UK subsidiaries’ overall occupancy rates, and increase our costs by requiring our UK subsidiaries to implement additional safety measures. In addition, if accidents, injuries, or prohibited activities occur at any of these properties, we or our UK subsidiaries may be held liable for costs or damages and fines. Our and our UK subsidiaries’ current property and liability insurance policies may not provide adequate or any coverage for such losses, and we or our UK subsidiaries may be unable to renew our insurance policies or obtain new insurance policies without increases in premiums and deductibles or decreases in coverage levels, or at all.

If our UK subsidiaries are unable to access funds to maintain the condition and appearance of the hospitality properties that they operate or may operate or manage in the future, the attractiveness of such properties and their and our reputation could suffer and occupancy rates may decline.

In order to maintain the condition and attractiveness of our UK subsidiaries’ hospitality properties that they operate or may operate or manage in the future, ongoing renovations and other leasehold improvements, including periodic replacement of furniture, fixtures, and equipment, are required. Such investments and expenditures require ongoing funding and, to the extent our UK subsidiaries cannot fund these expenditures from existing cash or cash flow generated from operations, our UK subsidiaries must borrow or raise capital through financing. Our UK subsidiaries may not be able to access capital. If our UK subsidiaries fail to make investments necessary to maintain or improve the properties, the attractiveness of our UK subsidiaries’ hospitality property and their and our reputation could suffer, which could lead to our UK subsidiaries losing market share to competitors.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in the UK, where our UK subsidiaries conduct operations.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on us and our customers, our service providers, and our other partners. Moreover, international trade disputes, tariffs and other protectionist measures may materially and adversely affect our business.

Brexit may have adverse effects on our business, results of operations, or strategic plans. The UK Government concluded a Trade Cooperation Agreement (TCA) with the EU, which became provisionally applicable on January 1, 2021 and went into force permanently on May 1, 2021, following formal approval by both the UK and the EU. Brexit has led to ongoing political and economic uncertainty and periods of increased volatility in both the UK and in wider European markets for some time. Brexit’s long-term effects are still yet to be determined at this time and will depend on the effects of the implementation and application of the TCA and any other relevant agreements between the UK and EU. It remains possible that there will be increased regulatory and legal complexities, including those relating to tax, trade, and employees.

Our UK subsidiaries are exposed to risks of the changing policies in residential property management, real estate agencies, and hospitality and butler service businesses. The trade and financial sanctions imposed on Russia due to its invasion of Ukraine have caused turbulence in the global markets, which could also affect policies and economic conditions in the UK. Recent shifts in U.S. tariff policies, including increased tariffs on goods imported from China, the UK and other regions, as well as the potential for additional protectionist measures, may impact the operations of our suppliers, manufacturers, and other business partners, which in turn, may affect our business and operations.

Our UK subsidiaries will be subject to the general risks associated with these uncertainties in the UK real estate market. Trade disputes and tariffs could increase the cost of key supplies to our operations, for goods such as food, beverages, furniture, and technology sourced from abroad. These increased costs may not be fully passed on to customers without affecting demand, potentially leading to reduced profit margins. Additionally, tariffs could disrupt supply chains and lead to delays in renovation or refurbishment projects, negatively impacting guest experiences and operational efficiency. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to a trade war and global recession could have a negative effect on customer confidence and consumer decisions, which could dampen the tourism and hospitality industries and materially and adversely affect our business. We also may have access to fewer business opportunities, and our operations may be negatively impacted as a result. The current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as of the date of this annual report as to whether such actions will occur or the form that they may take.

Our financial condition, results of operations, and cash flows was adversely affected by the COVID-19 pandemic during the year ended December 31, 2022.

The COVID-19 pandemic caused business disruptions beginning in January 2020, including the closure of the majority of businesses in mainland China. Between March and December 2022, many cities in China employed strict lock-down policies in response to resurgences of the COVID-19 pandemic and consumer demand declined in China, which, together with constant regulation of the real estate market by the central and local governments, negatively impacted both the supply and demand for real estate, causing the real estate market in China to decline in 2022. As a result, our revenue decreased by 90% during the year ended December 31, 2022, as compared with the same period in 2021. The general impact of the pandemic on the Chinese economy implicates potential larger-scale effects on the PRC operating entities’ industry and business. To mitigate the adverse impacts of the COVID-19 pandemic and the decline in consumer demand in China, the PRC operating entities have been reducing their operations in China since 2021 and we have expanded into the European markets by establishing subsidiaries in the UK and Germany and acquiring Fernie Castle and the Robin Hill Property (defined below). See “Item 4. Information on the Company—B. Business Overview—Overview.” During the years ended December 31, 2024 and 2023, the COVID-19 pandemic did not have a material impact on our business operations and financial results.

Our UK subsidiaries face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt their operations.

Our UK subsidiaries’ business could be materially and adversely affected by natural disasters, health epidemics, or other public safety concerns affecting the UK. Natural disasters may give rise to severe interruptions to real estate-related business and adversely affect the UK subsidiaries’ ability to provide services to clients. In recent years, there have been outbreaks of epidemics in the UK and globally, such as COVID-19. The UK subsidiaries’ business operations could be disrupted by such epidemics. In addition, the results of operations of the UK subsidiaries could be adversely affected to the extent that any health epidemic harms the UK economy in general. A prolonged outbreak of any of these illnesses or other adverse public health developments in the UK or elsewhere in the world could have a material adverse effect on the UK subsidiaries’ business operations. Such outbreaks could significantly impact the real estate industry, which could severely disrupt the UK subsidiaries’ operations and adversely affect their business, financial condition, and results of operations.

The PRC operating entities have reduced their scale of operations and decreased their on-going programs, and their, and consequently our, results of operations and profitability have been adversely affected.

Our revenue generated through the PRC operating entities for the year ended December 31, 2024, was $nil, a decrease of $41,954, or 100%, from $$41,954 in the same period of 2023. The decrease of revenue for 2024 was primarily because the PRC operating entities stopped operating in China for the fiscal year ended December 31, 2024.

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

If we or the UK subsidiaries fail to hire, train, and retain qualified managerial and other employees, our business and results of operations could be materially and adversely affected.

We place substantial reliance on the real estate industry experience and knowledge of our senior management team as well as their relationships with other industry participants. Mr. Siping Xu, our chairman and chief executive officer, is particularly important to our future success, due to his substantial experience and reputation in the real estate industry. Neither we nor the UK subsidiaries carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of the services of one or more members of our senior management team due to their departure, or otherwise, could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected.

The UK subsidiaries provide hospitality services, and their staffs interact with customers on a daily basis. As a result, the professionality of the staffs is critical to maintaining the quality and consistency of our services and our brand and reputation. It is important for the UK subsidiaries to attract qualified managerial and other employees who have experience in real estate related services and are committed to their service approach. There may be a limited supply of qualified individuals in cities in the UK where the UK subsidiaries have operations. They must hire and train qualified managerial and other employees to maintain consistent quality of services across their operations in various geographic locations. They must also provide continuous training to their managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of the UK subsidiaries’ operations and can meet their demand for high-quality services. If the UK subsidiaries fail to do so, the quality of services may decrease in one or more of the markets where they operate, which in turn, may cause a negative perception of their brand and adversely affect their business.

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

On November 8, 2023, the Ministry of Commerce issued and implemented the “Notice of the General Office of the Ministry of Commerce on Further Implementing the Tax Reduction and Exemption Policies for Imported Equipment of Foreign Investment Projects Encouraged by the State for Development by Foreign Investment Enterprises,” which stipulates that enterprises or their investors should accurately, truthfully, and completely fill in foreign investment information and timely fill in change reports if the information to be filled in changes, that the foreign investment information reporting system should be implemented, and that supervise and inspect the information of foreign investment projects encouraged by the government should be supervised and inspected. If future laws, administrative regulations, or provisions mandate further actions to be taken with respect to our existing corporate structure, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiary in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

On December 29, 2023, the Standing Committee of the National People’s Congress revised and passed the Company Law of the People’s Republic of China (2023 Revision), which came into force on July 1, 2024. The five-year transition period set by the Foreign Investment Law expired on December 31, 2024. In light of the implementation of the new Company Law, foreign-invested enterprises that fall within the transition period may need to implement changes to comply with the mandatory provisions of the Company Law. These changes may include adjustments to the highest decision-making authority, legal representative or director selection methods, and decision-making mechanisms. Enterprises must revise their articles of association as necessary and apply to the registration authority for changes, including making registration amendments, filing articles of association, or making director-related filings, as required by law.

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

Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiary or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiary, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our subsidiaries to operate in China may be impaired by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, foreign investment limitations, and other matters. The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our PRC subsidiary’s compliance with such regulations or interpretations. As such, our PRC subsidiary may be subject to various government and regulatory interference in the provinces in which they operate. It could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. It may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we believe our Company and our PRC subsidiary are currently not required to obtain permission from any Chinese authorities and have not received any notice of denial of permission to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, particularly in the event permission to list on U.S. exchanges may be later required, or withheld or rescinded once given.

Accordingly, government actions in the future, including any decision to intervene or influence the operations of our PRC subsidiary at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiary, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

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

On September 24, 2024, the CAC published the Security Administration Regulations, which provides that, effective January 1, 2025, data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least 10 million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC.

As of the date of this annual report, we have not received any notice from any authorities identifying our PRC subsidiary or the VIE as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. As confirmed by our PRC counsel, Beijing ANLI (Tianjin) Partners, neither the operations of our PRC subsidiary nor our listing are expected to be affected, and that we will not be subject to cybersecurity review by the CAC under the Cybersecurity Review Measures, nor will any such entity be subject to the Security Administration Regulations, given that our PRC subsidiary possesses personal data of fewer than one million individual clients and does not collect data that affects or may affect national security in its business operations as of the date of this annual report and does not anticipate that it will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Regulations will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

On September 24, 2024, the State Council of the PRC (the “State Council”) issued the “Regulations on the Administration of Network Data Security,” which stipulates that if important data collected and generated by network data processors operating within the territory of the PRC need to be provided overseas, they shall undergo a data export security assessment organized by the national cyberspace administration. If network data processors identify and declare important data in accordance with relevant national regulations but have not been informed or publicly notified as important data by relevant regions or departments, they do not need to declare it for an export security assessment.

On February 12, 2025, the State Internet Information Office issued the Management Measures for the Audit of Personal Information Protection Compliance, which will come into effect on May 1, 2025. Personal information processors handling the personal information of more than 10 million individuals are required to conduct a personal information protection compliance audit at least once every two years. For other personal information processors, there is no specified frequency for audits, but regular compliance audits are still required. While there are no detailed regulations on the conditions under which personal information processors must conduct their own compliance audits, the triggering conditions for regulatory audits are outlined in detail. These conditions include significant risks associated with personal information processing activities that seriously affect individual rights or lack adequate security measures, potential infringements on the rights of many individuals, and the occurrence of personal information security incidents.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our directors and officers that reside outside the United States based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are a company incorporated under the laws of the Cayman Islands, and we conduct most of our operations in China through the PRC operating entities, and almost all of the assets of the PRC operating entities are located in China. In addition, five out of our six directors and officers, namely Siping Xu, Mengnan Wang, Yuan Gong, Zhenlei Hu, and Wei Guan, reside in the PRC; another director, Liding Sun, resides in the United States. All or a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon these five directors and officers, or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us, or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

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

On February 24, 2023, the CSRC, together with the MOF, the National Administration of State Secrets Protection and the National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC and the National Administration of State Secrets Protection and the National Archives Administration of China in 2009, or the “Provisions.” The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company or our subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

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

Our auditor, RBSM LLP, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to our offerings and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us since a substantial portion of our operations are conducted in China. Furthermore, if the PCAOB is unable to inspect our accounting firm in the future, the HFCA Act, as amended, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within two years, will prohibit trading in our securities, and, as a result, an exchange may determine to delist our securities and trading in our securities could be prohibited. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by former President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. In addition, delisting may cause a significant decrease in or a total loss of the value of our securities. Although a shareholder’s ownership of our Company may not decrease directly from delisting, the ownership may become worth much less, or, in some cases, lose its entire value.

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

Mr. Siping Xu, Xia Ding, Qiang Ma, Liang Zhang, Meina Guo, Mengnan Wang, Jie Zhang, and Lei Cai (each, a “Beneficial Owner,” and together, the “Beneficial Owners”), who are our beneficial owners and are PRC residents, have completed the initial foreign exchange registrations. We may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, however, and we have no control over any of our future beneficial owners. We cannot assure you that our ultimate shareholders who are PRC residents will in the future provide sufficient supporting documents required by the SAFE or complete the required registration with the SAFE in a timely manner, or at all. Such failure or inability of our PRC residents beneficial owners to comply with these SAFE regulations may subject us or our PRC resident beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiary’s ability to distribute dividends to or obtain foreign-exchange-dominated loans from us, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

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

Any funds we transfer to the PRC subsidiary, either as a shareholder loan or as an increase in registered capital through our Hong Kong subsidiary, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or “FIEs,” in China, capital contributions to our PRC subsidiary, which is an FIE, are subject to the approval of or filing with the Ministry of Commerce of the PRC (“MOFCOM”) or its local counterparts and registration with a local bank authorized by SAFE. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiary. The reason is that there is no statutory limit on the amount of registered capital for our PRC subsidiary, and we are allowed to make capital contributions to our PRC subsidiary by subscribing for their initial registered capital and increased registered capital, provided that the PRC subsidiary complete the relevant filing and registration procedures.

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

On April 3, 2024, the SAFE issued the Guidelines for Capital Account Foreign Exchange Business (2024 Edition), which came into effect on May 6, 2024. The guidelines aim to further optimize the management of capital account foreign exchange business, enhance the convenience of cross-border investment and financing, streamline business processes, and facilitate the handling of capital account foreign exchange transactions by institutions, individuals, and other entities.

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

On December 6, 2024, the State Council issued the Implementation Regulations of the Enterprise Income Tax Law of the People’s Republic of China, which came into effect on January 20, 2025. Non-resident enterprises that establish institutions or locations within China are allowed to deduct expenses related to the production and operation of their overseas headquarters, provided they can submit proof of the scope, quota, allocation basis, and method of expense collection issued by the headquarters, and reasonably allocate them. According to the EIT Law, for non-resident enterprises subject to source withholding of enterprise income tax, taxable income shall be calculated using the following methods: (1) For equity investment income, such as dividends and bonuses, as well as income from interest, rent, and franchise fees, the full amount of income shall be considered taxable; (2) For taxable income from the transfer of property, the taxable income shall be the balance remaining after deducting the net value of the property from the total income; and (3) For other types of income, taxable income shall be calculated using the methods specified in the first two items. If a non-resident enterprise entrusts a business agent to engage in production and business activities within China—including having the agent frequently sign contracts on its behalf or store and deliver goods—the business agent shall be deemed to represent an institution or location established by the non-resident enterprise within China.

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

The PRC subsidiary is subject to restrictions on paying dividends or making other payments to our offshore subsidiaries, which may have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from the PRC subsidiary through our offshore subsidiaries to satisfy our liquidity requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If the PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to our offshore subsidiaries.

Current PRC regulations permit the PRC subsidiary to pay dividends to our offshore subsidiaries only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, the PRC subsidiary is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. The PRC subsidiary may also allocate a portion of its respective after-tax profits based on PRC accounting standards to employee welfare and bonus funds at its discretion. These reserves are not distributable as cash dividends. These limitation on the ability of the PRC subsidiary to pay dividends or make other distributions to our offshore subsidiaries, and consequently could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of the PRC subsidiary, and dividends payable by the PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

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

Further, the SAT promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, projects, or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. The PRC subsidiary is wholly-owned by our Hong Kong subsidiary. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that our Hong Kong subsidiary will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this annual report, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that our Hong Kong subsidiary will be granted such a Hong Kong tax resident certificate.

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

On December 6, 2024, the State Council issued the Implementation Regulations of the Enterprise Income Tax Law of the People’s Republic of China, which came into effect on January 20, 2025. According to the regulations, equity investment income, such as dividends and bonuses, earned by resident enterprises from foreign enterprises that are directly or indirectly controlled by them outside of China, may be eligible to be deducted from the overseas income tax paid by the foreign enterprises. This deduction applies to the portion of the actual income tax paid by the foreign enterprises abroad. Direct control refers to a resident enterprise directly holding more than 20% of the shares of the foreign enterprise, while indirect control refers to the resident enterprise holding more than 20% of the shares of the foreign enterprise through an indirect shareholding structure.

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

Our PRC legal counsel has advised us, based on their understanding of the current PRC law, rules, and regulations, that the CSRC’s approval is not required for the listing and trading of our Ordinary Shares on the Nasdaq Capital Market, given that we established our PRC subsidiary by means of direct investment rather than by merger with or acquisition of PRC domestic companies as defined in the M&A Rules.

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

We are incorporated in the Cayman Islands and conduct our operations in China through the PRC operating entities and in the UK through our UK subsidiaries. All of our assets are located outside of the United States. In addition, five out of our six directors and officers, namely Siping Xu, Mengnan Wang, Yuan Gong, Zhenlei Hu, and Wei Guan, reside in the PRC; another director, Liding Sun, resides in the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these five directors and officers in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

Since our chief executive officer owns 38.70% of our Ordinary Shares, he has the ability to elect directors and approve matters requiring shareholder approval by way of ordinary resolution or special resolution.

Mr. Siping Xu, our Chief Executive Officer and Chairman, is currently the beneficial owner of 10,338,205 shares, or 38.70% of our outstanding Ordinary Shares. As result, Mr. Xu is able to exert significant voting influence over fundamental and significant corporate matters and transactions. He has the power to elect all directors and approve all matters requiring shareholder approval without the votes of any other shareholder. He has significant influence over a decision to enter into any corporate transaction and has the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Ordinary Shares.

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

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance.

The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;
●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;
●	announcements by us or our competitors of significant services, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
●	lawsuits threatened or filed against us; and
●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

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

Some provisions of our amended and restated memorandum and articles of association, may discourage, delay, or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors to issue shares with preferred, deferred, or other special rights or restrictions without any further vote or action by our shareholders; and
●	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

If we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our securities are listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. The Nasdaq Listing Rules require a company to maintain a minimum closing bid price of US$1.00 per share. On October 23, 2024, we received a notice from Nasdaq that we failed to comply with the minimum closing bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules as the closing bid price per Ordinary Share had been below US$1.00 for a period of 30 consecutive business days. The Nasdaq notification letter does not result in the immediate delisting of our securities. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, we have a compliance period of 180 calendar days, or until April 21, 2025 to regain compliance with Nasdaq’s minimum bid price requirement. If we do not regain compliance during such 180-day period, we may be eligible for an additional 180 calendar days, provided that we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq except for Nasdaq Listing Rule 5550(a)(2), and provides Nasdaq with a written notice of its intention to cure this deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

Even if we currently meet the other listing requirements and other applicable rules of the Nasdaq Capital Market, and even if we regain compliance with Nasdaq Listing Rule 5550(a)(2), we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

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

The sale of our Ordinary Shares could encourage short sales by third parties, which could contribute to the future decline of our shares price.

On September 18, 2024, we completed a private placement with several investors, wherein a total of 2,722,224 units were issued at an offering price of $0.90 per unit, for a total purchase price of approximately $2.45 million. Each unit includes one Ordinary Share, one Series A warrant to purchase one Ordinary Share at an exercise price of $1.35 per share, and one Series B warrant to purchase such number of Ordinary Shares as determined on the Reset Date, as defined therein. As of the date of this annual report, we have issued an aggregate of 12,918,667 Ordinary Shares in connection with the private placement.

In many circumstances, large issuances of equity for companies have the potential to cause a significant downward pressure on the price of ordinary shares. This is especially the case if the shares being placed into the market exceed the market’s ability to take up the increased share issuance. Such an event could place further downward pressure on the price of our Ordinary Shares. Regardless of our activities, the opportunity exists for short sellers and others to contribute to the future decline of our share price. If there are significant short sales of our Ordinary Shares, the price decline that would result from our acquisition activities will cause the share price to decline more, which may cause other shareholders of our Ordinary Shares to sell their shares, thereby contributing to sales of Ordinary Shares in the market. We may execute similar transactions in the future, and if there are many more of our Ordinary Shares on the market for sale than the market will absorb, the price of our Ordinary Shares will likely further decline, which could result in our inability to regain compliance with the minimum closing bid price required for continued listing on Nasdaq set forth in Nasdaq Listing Rule 5550(a)(2) or repeated inability to meet such requirement.

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

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. It is possible that, however, for our 2025 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year.

Item 4.INFORMATION ON THE COMPANY

A.	History and Development of the Company

On October 28, 2020, MD UK was formed pursuant to English laws. MDJM holds 100% of the equity interest in MD UK. MD UK commenced its operations in 2021, focusing on developing and launching real estate development projects and hospitality programs, including hotel operations.

On June 15, 2021, Mansions was formed as a limited company under English laws, engaging in the hotel management business. Mansions commenced operations in 2021. 51% of the equity interest in Mansions was held by MD UK, 41% of the equity interest was held by Ocean Tide Wealth Limited, a specialist mortgage broker in the United Kingdom, and the remaining 8% was held by Mingzhe Zhang. On May 20, 2022, MD UK acquired 41% of the equity interests in Mansions from Ocean Tide Wealth Limited with a consideration of one British pound sterling and 8% of the equity interests in Mansions from Mingzhe Zhang with a consideration of one British pound sterling. After the acquisitions, MD UK holds 100% of the equity interests in Mansions.

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

On August 22, 2023, we incorporated Fernie Castle Culture in the UK. Fernie Castle Culture expects to engage in the management of the brand name of “Fernie” and developing “Fernie” brand name related products and services, including cultural products and services.

Mingda Tianjin started offering primary real estate agency services in 2002. Mr. Siping Xu, our chief executive officer, controls 98.27% of Mingda Tianjin. As of December 31, 2024, for accounting purposes, we controlled and received the economic benefits of the VIE through the VIE Agreements, which enabled us to consolidate the financial results of the VIE in our consolidated financial statements under U.S. GAAP. The VIE Agreements are described under “—B. Business Overview—The VIE Agreements.” MDJM is a holding company with no business operation other than holding the shares in MDJH Hong Kong, also a pass-through entity with no business operation. WFOE was exclusively engaged in the business of managing the operations of Mingda Tianjin. On March 1, 2025, WFOE entered into agreements of termination with Mingda Tianjin and the shareholders of the VIE, pursuant to which the VIE Agreements were terminated. As a result, the financial results of the VIE will not be consolidated in our consolidated financial statements beginning with our annual report for the fiscal year ending December 31, 2025.

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

On September 18, 2024, we completed a private placement with several investors, wherein a total of 2,722,224 units were issued at an offering price of $0.90 per unit, for a total purchase price of approximately $2.45 million (the “Offering”). In connection with the Offering, we entered into a Securities Purchase Agreement with investors containing customary representations and warranties. Each unit includes one Ordinary Share, one Series A warrant to purchase one Ordinary Share at an exercise price of $1.35 per share, and one Series B warrant to purchase such number of Ordinary Shares as determined on the Reset Date, as defined therein. We received net cash proceeds of approximately $2.17 million (after deducting the placement agent fee and expenses of the Offering), to be used for working capital and general corporate purposes. The Ordinary Shares to be issued to the investors have been registered through a registration statement on Form F-3 (File No. 333-282701), initially filed with the SEC on October 17, 2024, and declared effective on October 30, 2024.

On October 23, 2024, we received a notice from Nasdaq that we failed to comply with the minimum closing bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules as the closing bid price per Ordinary Share had been below US$1.00 for a period of 30 consecutive business days. The Nasdaq notification letter does not result in the immediate delisting of our securities. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, we have a compliance period of 180 calendar days, or until April 21, 2025 to regain compliance with Nasdaq’s minimum bid price requirement. If we do not regain compliance during such 180-day period, we may be eligible for an additional 180 calendar days, provided that we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq except for Nasdaq Listing Rule 5550(a)(2), and provides Nasdaq with a written notice of its intention to cure this deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

B.	Business Overview

Overview

We operate our business through MD UK and Mansions. While we conducted business in the PRC prior to the fiscal year ended December 31, 2024 through the PRC operating entities, including Mingda Tianjin, which was a VIE in the PRC, we have no business operations in the PRC as of the date of this annual report.

Mansions engages in the asset management business and expects to provide comprehensive UK real estate-related services, including property leasing, property sales, furnishings, routine property maintenance and management, and hospitality and butler services to overseas real estate owners. Mansions implements customized management plans holistically curtailed to the needs of its real estate owner clients. It facilitates a variety of ancillary services, including its real estate marketing and planning services, real estate agency services, advertisement planning services, 24-7 multilingual customer service meeting the demand of an international market, and professional onsite butler team. We believe that the establishment of Mansions is a significant step for our global expansion strategy. Mansions commenced operations in 2021 and generated $48,375 (GBP 37,849), $102,909 (GBP 82,729), and $16,263 (GBP13,207) of revenue during the years ended December 31, 2024, 2023, and 2022, respectively.

MD UK commenced its operations in 2021. MD UK focuses on developing and launching real estate development projects and hospitality programs, including hotel operations. See “—Our Services—The UK Operations.”

Mingda Tianjin primarily provided primary real estate agency services to its real estate developer clients. Mingda Tianjin’s main market was in the Tianjin Autonomous Municipality, one of the richest cities in the PRC, ranking fifth in the PRC based upon GDP per capita in 2022, according to the China Statistical Yearbook. Since 2014, Mingda Tianjin had expanded its market presence to other first and second tier cities in China, including Chengdu of Sichuan province.

The PRC operating entities’ primary real estate agency services offerings included providing primary agency sales services to residential real estate developers at any stage of the development and sale of a residential real estate project. The PRC operating entities typically served large and mid-sized real estate developers, such as Ping An Real Estate Co., Ltd., China Vanke Co., Ltd., China Merchants Property Development Co., Ltd., Tianjin Metro Resources Investment Co., Ltd., Jingrui Real Estate (Group) Co., Ltd., Tianjin Real Estate Development (Group) Co., Ltd., Tianjin Teda Development Co., Ltd., and Tianjin City Investment Binhai Real Estate Management Co., Ltd., or promising emerging local developers in the markets in which they operated. The PRC operating entities primarily generated revenue through sales commissions which were either fixed or progressive. They generated 0%, 29.0%, and 96.4% of their total revenue through their primary agency sales services in fiscal years ended December 31, 2024, 2023, and 2022, respectively.

The PRC operating entities commenced their operations in 2002. Their revenue was $nil, $41,954, and $434,371 for the years ended December 31, 2024, 2023, and 2022, respectively. Their net (loss) was $(631,355), $(662,821), and $(1,847,047) for the years ended December 31, 2024, 2023, and 2022, respectively.

Competitive Strengths

We believe that the following strengths differentiate the UK subsidiaries from their competitors:

●	Unique Cultural Brand Creation. The Company is committed to becoming an innovative enterprise that focuses on cultural exchange between the East and the West, as well as the integration of culture and business. The Company aims to strengthen its position in the cultural industry by focusing on product development, consumer experience creation, and cultural brand creation. In addition, the Company is committed to preserving traditional heritage and integrating culture into its products, creating consumer experiences that align with the market trend of emphasizing a high-quality lifestyle.
●	Integration of British Castles and Eastern Gardens in Real-Life Scenarios. The Company leverages its ownership of the Fernie Castle project to create a garden landscape with strong Eastern cultural elements within the castle, aiming to present historical aesthetics and heritage through physical assets. By exploring the cultural significance behind both British castles and Eastern gardens, the Company integrates such cultural heritage into product design and brand communication. We believe that this cross-cultural innovation not only brings consumers a brand-new cultural experience but also further enhances the Company’s influence in the cultural sector.

●	Sustainable Initiative to Preserve Cultural Heritage. Our e-commerce platform, www.uokaus.com, aims to integrate commerce with cultural heritage, featuring handcrafted products that reflect craftsmanship, artistic traditions, and values. This initiative aligns with our broader efforts to expand the Company’s commercial presence and support cultural appreciation and craftsmanship-based retail. We believe that the platform is more than just a marketplace, as it is designed to offer products that carry historical and cultural significance that go beyond mere functionality. Each item is selected for its artistic authenticity, craftsmanship, and cultural depth, offering consumers an opportunity to own pieces that reflect heritage and traditional values. The newly launched platform serves a global audience and is designed to offer quality lifestyle products that embody the Company’s values. Through carefully curated selections, the Company seeks to share these principles worldwide, providing consumers with products that celebrate tradition, cultural heritage, and craftsmanship.

Growth Strategies

Our board of directors has adjusted the growth strategies to reduce the scale of operations of the PRC operating entities and shift our focus onto developing the overseas operations that are currently propelled by our UK, Japanese, and German subsidiaries. From 2021 to 2023, the PRC operating entities continually reduced their real estate agency programs and decreased the size of their sales team on relevant projects. Due to such downscaling, the PRC operating entities did not have any operations in China in 2024 and do not have any operations as of the date of this annual report. The services provided by the PRC operating entities, including real estate marketing and planning services, real estate agency services, and advertisement planning services, have translated into experiences that may help our other subsidiaries in the UK, Germany, Japan, and other prospective markets to gain competitive advantages. Currently, the UK subsidiaries are the focus of future growth and market expansion, with the following strategies:

●	Acquire Properties with Rich Historical Value. The UK subsidiaries started to acquire real properties with rich historical value in the UK in 2022. MD UK completed the acquisition of Fernie Castle in August 2022 and the acquisition of the Robin Hill Hotel and the Villa in December 2022. See “—Our Services—The UK Operations.” We plan to continue searching for potential acquisition targets, from medieval castles to buildings from a particular historical period, in the UK and other European countries. Our five-year vision is to continue exploring and developing high-quality historical and cultural properties by combining modern digital technology with our historical properties to create unique assets that have both historical and contemporary practical value.
●	Develop Unique Cultural Assets. Based at Fernie Castle, the Company aims to attract the attention of customers worldwide by creating unique Eastern cultural landscape gardens, accumulating intangible cultural assets, and enhancing the market competitiveness of its hospitality services. In addition, our online e-commerce platform complements our cultural initiatives offline, jointly promoting the development of the Company’s cultural business.
●	Expanding the Reach of Our Cultural Operations. Through our UK subsidiaries, we plan to develop our products and services within the cultural industry and plan to strategically expand our business worldwide. In developing our product and service offerings, we intend to collaborate with artisans, designers, and craftsmen from around the world whose work aligns with our commitment to preserving traditional craftsmanship and promoting ethical business principles. We anticipate developing a diverse collection that represents various artistic traditions through such collaborations.

Our Services

The UK operations

Two of the UK subsidiaries, MD UK and Mansions, commenced operations in August 2021. Fernie Castle Culture Limited does not currently have any operation.

Mansions engages in the asset management business and expects to provide comprehensive UK real estate-related services, including property leasing, property sales, furnishings, routine property maintenance and management, and hospitality and butler services to overseas real estate owners. Mansions implements customized management plans holistically tailored to the needs of its real estate owner clients. It facilitates a variety of ancillary services, including its real estate marketing and planning services, real estate agency services, advertisement planning services, 24-7 multilingual customer services meeting the demands of an international market, and professional onsite butler team. Mansions also manages the operations of the two hotels that MD UK recently purchased, as described below. We believe that the establishment of Mansions is a significant step for our global expansion strategy. Mansions commenced operations in 2021 and generated $48,375 (GBP 37,849), $102,909 (GBP 82,729), and $16,263 (GBP13,207) revenue during the years ended December 31, 2024, 2023, and 2022, respectively.

MD UK focuses on developing and launching real estate development projects and hospitality programs, including hotel operations, which are managed through Mansions.

On August 3, 2022, MD UK entered into an Offer to Sell (the “Agreement”) with Braveheart Hotels Limited, a United Kingdom company (“Braveheart”). Pursuant to the Agreement, MD UK agreed to purchase Fernie Castle, Letham, Cupar, Fife, KY15 7RU, United Kingdom (the “Property”) from Braveheart for a price of GBP1,580,000 and Braveheart agreed to sell such Property and to deliver entry with vacant possession of the Property to MD UK on August 5, 2022, or such other date as MD UK and Braveheart may agree in writing. The parties closed this deal on August 5, 2022. MD UK plans to transform the property into a multi-functional cultural venue, encompassing a fine dining restaurant, a hotel, and spaces for parties and weddings. The Company plans to fund the remodeling effort through self-funding, along with obtaining the necessary services through equity compensation. As of the date of the annual report, the remodeling is not yet complete.

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

PRC operations

The PRC operating entities generated their revenue primarily through providing primary real estate agency services to their real estate developer clients. Primary real estate agency services refer to agency services provided for the primary real estate market, newly constructed and completed residential and commercial real properties. The PRC operating entities’ primary real estate agency services were for residential and business projects. In addition to the traditional agency services provided for the primary real estate market, the PRC operating entities provided integrated agency services that incorporate any stage(s) in the residential real estate project value chain, which ranged from planning and design to marketing and sales, and delivery and after-sale services, where they served both their real estate developer clients, the prospective property buyers, and the property buyers.

The PRC operating entities’ principal business was providing primary real estate agency services. The PRC operating entities derived substantially all of their primary real estate agency service revenue from gross commission income received serving as a broker or sales agent at the closing of real estate transactions. The PRC operating entities provided primary real estate agency services to real estate developers of mainly residential properties. For the years ended December 31, 2023 and 2022, the PRC operating entities’ average residential property broker commission rate was 0.47% and 0.5%, respectively, which represented the average/standard commission rate earned by primary sales agents in a home sale transaction. For the year ended December 31, 2024, the PRC operating entities did not provide primary real estate agency services.

Through Mingda Tianjin and its two branch offices in Chengdu (the “Chengdu Branch Office”) (deconsolidated in 2024) and in Suzhou (deconsolidated in 2022), the PRC operating entities owned and operated a primary real estate agency service business in the following local markets, Tianjin, Chengdu, and Suzhou, which represented 100%, 0%, and 0% of their agency revenue for the year ended December 31, 2023, and represented 95%, 5%, and 0% of their agency revenue for the year ended December 31, 2022, respectively. The Chengdu Branch Office commenced generating revenue in 2019. The PRC operating entities did not generate any agency revenue for the year ended December 31, 2024. As of December 31, 2024, Mingda Tianjin had no employees.

For the years ended December 31, 2024, 2023, and 2022, the PRC operating entities completed the sale of 0 units, 6 units, and 82 units, respectively.

The following table sets forth the total gross floor area (“GFA”) and value of properties sold for the periods indicated:

	For the Years Ended December 31,
	2024	2023	2022
Total GFA of new properties under contract (thousands of square meters)	0	1.24	13.98
Total value of contracts (millions of $)	0	8.97	83.12

Service Engagements

For both of the PRC operating entities’ primary agency sales service and their consulting service offerings, the PRC operating entities were typically considered by their developer clients and consulting service clients for engagement through a bidding process, where each of the potential bidders would submit a detailed service plan and an estimated cost and service fee.

The PRC operating entities typically entered into the bidding processes of real estate projects in the following two manners. First, they were invited to participate in the bidding process by real estate developer clients with whom they had previously collaborated, or where developer clients had included the PRC operating entities in their shortlist based upon their reputation. Second, the PRC operating entities reached out to real estate projects in the bidding stage based upon the market intelligence they collected.

Primary Agency Sales Services

The PRC operating entities’ integrated, end-to-end primary agency sales services included the following services:

Consulting Services

The PRC operating entities offered a variety of services to developers who have obtained land development rights. They provided project feasibility studies that included general information on market conditions and trends and information concerning the demographics and the existing and projected amenities in the area where the project would be located. They also provided, if needed, a comprehensive analysis of the real estate transaction history of nearby development projects, including average selling price and sale activities, marketing and advertising campaigns employed, amenities and services offered, and demographics targeted by these projects. They then worked with developers to define the targeted demographic and determine the floor plan, optimal unit size, price schedule, interior and landscaping design criteria, and services and amenities for each development phase.

Planning and Design Services

The PRC operating entities provided project planning and design services, which included concept and architectural design, budgeting, financial analysis, and projections. We believe careful planning was essential to control costs, quality, and timing of the PRC operating entities’ projects.

Marketing and Sales

As part of the primary real estate agency services provided to the PRC operating entities’ developer clients, they devised customized marketing and sales strategies, established standardized policies and procedures for the operation and sales team to execute such strategies, and implemented and/or supervise the marketing and sales plans to seek to complete the sales targets. As such, they typically analyzed the characteristics of the development project and the target market and advised their developer clients on both the overall marketing and advertising strategy, and specific marketing and advertising plans for various phases of the development.

The PRC operating entities’ sales and operating team were also responsible for designing sales offices and sample show rooms tailored to the target buyers and target markets. Their team worked with third-party service providers to prepare the advertising, promotion, and selling plans for each project. The sales force and sales associates hired and trained by them at each project were responsible for following through on the entire sales and leasing process, including setting monthly sales or leasing targets, controlling prices, implementing special promotions, monitoring external agency performance, and processing customer feedback.

The PRC operating entities’ track record of rolling out attractive and differentiated projects specifically catered to targeted buyers in each of the markets in which they operated. In 2022, the PRC operating entities successfully completed seven projects in Tianjin and worked on nine other projects. In 2023, the PRC operating entities successfully completed three projects in Tianjin and worked on six other projects as of December 31, 2023. In 2024, the PRC operating entities did not work on any projects.

Delivery and After-Sale Services

The PRC operating entities assisted buyers in arranging for and providing information relating to financing. They also assisted their customers in various title registration procedures relating to the clients’ properties, complementing the title registration services provided by the real estate developers. The PRC operating entities offered various communication channels to customers to provide feedback about their products or services. They also sought feedback from buyers regarding after-sale services.

The PRC operating entities monitored the progress of construction of their property projects and conducted pre-delivery property inspections to ensure timely delivery. Once a property development was completed, had passed the requisite government inspections, and was ready for delivery, the PRC operating entities notified the customers and handed over keys and possession of the properties.

Comprehensive Solution

If needed, the PRC operating entities helped their developer clients develop comprehensive plans tailored to their development projects, ranging from overall development strategies and plans to architectural design, marketing, and advertising strategies to operating ad profit models. They typically worked closely with designated client staff to prepare detailed advice on the entire development and if needed, detailed frameworks for high quality execution of their plans. They also provided solutions to the post-completion and after-sales operation process.

Advertising Services

The PRC operating entities also offered real estate advertising design services to their real estate developer clients through their in-house advertising design team.

Major Customers

Mansions’ customers are primarily overseas investors and real estate owners in the UK, including high net worth individuals and some individuals with particular needs, such as parents of children who study or work abroad. In December 2022, Mansions expanded its business into hotel operations, and its primary customers have since then further included customers of its hotels.

The PRC operating entities’ customers were primarily real estate developers. They also served real estate design institutes and agencies, urban planning bureaus of various levels of governments, urban rail transportation companies, and urban infrastructure development companies. The PRC operating entities relied on their developer customers for revenue generated from their services primarily as primary real estate sales provider.

For the year ended December 31, 2024, the PRC operating entities did not generate any revenue.

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

The PRC operating entities entered into primary sales service agreements with their real estate developer clients that were long term in nature, with a non-fixed term of the length of the projects, on a project-to-project basis. The terms were typically for multiple years, but varied depending on whether all planned phases of each project were materialized.

While the PRC operating entities had not encountered circumstances where their real estate developer clients terminated their service agreements, there were circumstances where the PRC operating entities’ real estate developer clients refused to pay the related service commissions. See “—Legal Proceedings” for detailed information.

Marketing and Brand Promotion

The UK Market

The main marketing promotion methods of Mansions are currently divided into online and offline channels. Offline marketing efforts happen mainly in the form of in-person visits and exhibitions. Mansions’ introduction and business-related information are made into a complete set of publicity materials, which are delivered and distributed in-person by business personnel and customers. Mansions uses its official website and WeChat official account for online marketing efforts and has created electronic brochures for promotion purposes. These electronic brochures are also distributed via WeChat or e-mail during business negotiations with customers. Mansions also launched promotional campaigns on the websites of its hotels, social media platforms, such as X (formerly Twitter), Instagram, and Facebook, and search engines, such as Google, TripAdvisor, Booking.com, and Airbnb.

The PRC Market

The PRC operating entities employed a variety of marketing and brand promotion methods to enhance their brand recognition and attract property buyers, including the following:

Advertisements. The PRC operating entities had advertising arrangements with various consumer media outlets in the markets that they operated, including television stations, newspapers, and industry publications. They also advertised and distributed informational brochures, posters, and flyers at various real estate conferences, exhibitions, and trade shows.

Prospective Buyers Database. Since 2002, the PRC operating entities had established and maintained a database of all prospective buyers who had visited the sales offices of projects for which they acted as primary sales agent. The PRC operating entities developed standardized data collection procedures to ensure the accuracy and timeliness of entry of data into their systems. They collected real estate related information from such prospective buyers. As such, they regularly followed up with the prospective buyers who met the target buyer profile of new real estate projects where their sales staff made cold calls to prospective buyers. The PRC operating entities’ collection and use of client information and transaction-related information were subject to Section 111 of General Provisions of the Civil Law of the People’s Republic of China, effective as of 2017. We believe that the PRC operating entities were compliant with the rules and regulations of Section 111 of General Provisions of the Civil Law of the People’s Republic of China, effective as of 2017.

Brand Center. The PRC operating entities established a brand center to carry out long-term maintenance and positioning of their brand image, clarify their brand image, and create, cultivate, and enhance their corporate value. Other centers were formed, including an overseas development division, an overseas assets management division, a comprehensive management center, a financial operation center, and a market research and development center, and each center promoted one another.

Additionally, the PRC operating entities promoted their real estate projects to other real estate agents who were their third-party referral service providers. The PRC operating entities’ third-party referral providers informally brought prospective buyers to their attention or invited prospective buyers to visit the sales offices of real estate projects that they are engaged. They did not rely on third-party referrals, and this constituted a small part of their operation. Third-party referral service providers were paid a commission if prospective buyers referred by them successfully closed a real estate purchase from projects the PRC operating entities service.

Competition

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

Employees

See “Item 6. Directors, Senior Management and Employees—D. Employees.”

Seasonality

Our UK operations are affected by seasonality common in the hotel industry, with summer being the peak season for customer travel and winter being the off-season. To address such seasonal challenge, the Company seeks to promote the unique cultural value of its assets as an attraction and combines both online and offline business development strategies to minimize the impact of seasonality on business operations.

Legal Proceedings

Other than the following, we and the PRC operating entities are not currently a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows, or financial condition.

On March 18, 2022, the Chengdu Branch Office of Mingda Tianjin filed a civil complaint in the People’s Court of Dujiangyan City, Sichuan Province, alleging breach of contract and unpaid service fee against Chengdu TEDA New City Construction Development Co., Ltd (“Chengdu TEDA”). The total claimed amount is approximately $757,861 (RMB5,380,734 translated at the December 31, 2023 exchange rate). On July 15, 2022, the Court made a favorable judgment that Chengdu TEDA need to pay the full amount claimed within five days. On July 29, 2022, Chengdu TEDA filed an appeal. On December 23, 2022, the Intermediate People’s Court of Chengdu City, Sichuan Province made a final judgment, and demanded that Chengdu TEDA pay RMB5,157,182 plus liquidated damages and interest to the Company in five days. The Company received the payment of $838,625 (RMB5,954,151 translated at the December 31, 2023 exchange rate) on February 27, 2023.

On January 9, 2023, the Chengdu Branch Office of Mingda Tianjin filed a civil complaint in the People’s Court of Dujiangyan City, Sichuan Province, alleging breach of contract and an unpaid service fee against Chengdu TEDA. Total claimed amount is approximately $263,725 (RMB1,872,419 translated at the December 31, 2023 exchange rate).

On January 5, 2023, Mingda Tianjin and Chengdu Branch Office of Mingda filed a lawsuit against Chengdu TEDA, demanding payment of RMB1,872,419.34 in outstanding sales agency fees and overdue payment penalties. On March 28, 2023, the court made a first-instance judgment, which ruled that: (i) Chengdu TEDA shall pay Mingda RMB1,872,419.34 in outstanding sales agency fees within 10 days of the effective date of the judgment; and (ii) Chengdu TEDA shall pay Mingda the overdue payment penalties within 10 days of the effective date of the judgment. The penalty is based on the amount of RMB1,872,419, and is calculated at four times the same period loan market quoted interest rate (LPR) from July 1, 2022 until the payment of the amount is made.

Because Chengdu TEDA did not fulfill the obligations of the above judgment, Mingda Tianjin applied to the court for compulsory execution, and on May 5, 2023, the Dujiangyan Municipal People’s Court of Sichuan Province filed a case for the application of Mingda Tianjin. After the enforcement by the court, Mingda Tianjin received part of the enforcement refund of $127,842 (RMB907,662 translated at the December 31, 2023 exchange rate) on September 1, 2023, and since Chengdu TEDA had no other property for enforcement, the court issued the Civil Ruling on November 2, 2023, which terminated the enforcement procedure. After the termination of the execution procedure, Mingda Tianjin still has the right to request Chengdu TEDA to continue to fulfill its obligation to pay the remaining amount, and if Mingda Tianjin discovers that Chengdu TEDA has any property available for execution, it may apply to the court for resumption of execution at any time. As of the date of this annual report, Chengdu TEDA has not been found to have any other property available for execution, and the case status remains “execution terminated.” As of December 31, 2024, the remaining balance from this vendor was still outstanding. Given the deterioration of the real estate market in China, management has determined that the Company is unlikely to recover the remaining balance. Consequently, a 100% Current Expected Credit Loss (“CECL”) rate has been applied to accounts receivable outstanding for more than 365 days.

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

Regulations in the European Economic Area

The EU pursues common standards of laws and regulations to create consistency across the internal market and reduce compliance and regulatory burdens for businesses operating on a cross-border basis. The Agreement on the European Economic Area (EEA) extends this objective to Iceland, Liechtenstein, and Norway. Members of the EEA have agreed to enact legislation similar to that passed in the EU in many areas. To the extent that activities are carried out within a Member State’s jurisdiction, the authorities of that host Member State supervise the conduct of such activities. The UK ceased to be a Member State of the EU as of 11 pm on January 31, 2020, and entered into a “Transition Period” pursuant to the UK/EU Withdrawal Act 2020, during which Transition Period EU law continued to be applicable in the UK. On December 31, 2020, the Transition Period terminated, and EU law was no longer applicable within the UK. As of the end of the Transition Period, new UK requirements must be complied with when conducting regulated activity in the UK.

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

Regulations on Real Estate Service-Related Activities

The principal regulations governing the real estate service industry in China are (i) the Law on Administration of the Urban Real Estate issued by the Standing Committee of National People’s Congress (“NPCSC”) in July 1994, last amended in 2019 pursuant to Chairman’s Order No. 72, and (ii) the Administrative Measures for Real Estate Brokerage jointly issued by the MHURD, the National Development and Reform Commission (the “NDRC”) and the Ministry of Human Resources & Social Security (“MOHRSS”) in 2010, and further amended on March 1, 2016 and effective as of April 1, 2016.

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

On July 29, 2016, the MHURD, the NDRC, the PBOC, the SAIC, the Ministry of Industry and Information Technology (“MIIT”), the SAT, and the China Banking Regulatory Commission promulgated and issued the Opinion on Strengthening the Management of Real Estate Services and Promoting the Growth of the Industry (the “MHURD Opinion”), effective immediately. Residential real estate buyers typically require mortgage loans, and therefore many real estate brokerage firms have partnered with financial institutions. As such, the MHURD Opinion specifically prohibits real estate brokerage companies from limiting the mortgage loan options of residential real estate buyers, bundling financial services with real estate services, providing down payment loans in violation of PRC laws, or obtaining commissions or kickbacks for directing mortgage loans to specific financial institutions. Moreover, the MHURD Opinion requires filing records with local governments by real estate brokerage and service companies and providing relevant information on all employees engaged in real estate brokerage services.

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

Pursuant to the Notice on Relaxing Restrictions issued by the NDRC and the Ministry of Housing and Urban-Rural Development, real estate intermediary service fees are no longer subject to fee restrictions. The government may issue suggested fee guidance. Local governments retain the power to impose fee restrictions as they see fit. In the markets where we currently operate, the relevant local governments have not imposed fee restrictions.

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

On September 21, 2023, the Office of the People’s Government of Baodi District, Tianjin, announced a subsidy program for the purchase of new commercial residential properties in the district. The subsidy is applicable from September 21, 2023, through December 31, 2023. Eligible buyers who complete the purchase deed tax payment and obtain the tax payment certificate by the end of the specified period can apply for a subsidy. The subsidy amounts to 1% of the total purchase price as stated in the commercial housing sales contract, with the maximum subsidy capped at $6,850 (RMB50,000). The subsidy will be calculated in yuan and rounded to the nearest whole number.

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

As of December 31, 2024, the PRC operating entities did not maintain local offices in China, as the Company’s focus has shifted to operations in the UK.

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We operate our business through MD UK and Mansions. Prior to the fiscal year ended December 31, 2024, we also operated through Mingda Tianjin, which was a VIE in the PRC. The following condensed consolidating statements summarize the nature of assets held by, and operations of, “Parent,” “MDJH Hong Kong,” “WFOE,” “VIE,” and “Other Subsidiaries.” “Parent” refers to MDJM LTD, a Cayman Islands exempted company listed on Nasdaq. “MDJH Hong Kong” refers to MDJCC Limited, a Hong Kong corporation, which is wholly owned by MDJM LTD. “WFOE” refers to Beijing Mingda Jiahe Technology Development Co., Ltd, which is a wholly owned Chinese subsidiary of MDJM LTD. “VIE” refers to Mingda Tianjin, in which we have no equity interests. “Other Subsidiaries” refer to MD Local Global Limited, a UK company, which is wholly owned by MDJM LTD, and Mansions Catering and Hotel Ltd, a UK company, which is 100% owned by MD Local Global Limited.

MDJM LTD

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

	As of December 31, 2024
		MDJH		VIE and its	Other
	Parent	Hong Kong	WFOE	Subsidiaries	Subsidiaries	Eliminating	Consolidated
	(Cayman Islands)	(Hong Kong)	(PRC)	(PRC)	(UK)	Adjustments	Totals
Assets
Cash, cash equivalents and restricted cash	$814	$134	$—	$193	$1,825,693	$—	$1,826,834
Accounts receivable, net of allowance	—	—	—	—	—	—	—
VIE’s profit receivable (1)	—	—	737,798	—	—	(737,798)	—
Due from Parent, MDJH Hong Kong, WOFE, VIE, and other subsidiaries (2)	3,042,934	612,781	493,599	41,504	—	(4,190,818)	—
Inter-group investments	4,580,000	500,000				(5,080,000)	—
Other assets	7,323	—	1,187	872	3,367,172	4,613	3,381,167
Total Assets	$7,631,071	$1,112,915	$1,232,584	$42,569	$5,192,865	$(10,004,003)	$5,208,001

Liabilities
Accounts payable and accrued liabilities, value-added tax, and other taxes payable	$21,872	$—	$—	$164,011	$846,037	$(835,107)	$196,813
Short-term loans payable
VIE’s profit payable				737,798	—	(737,798)	—
Due to Parent, MDJH Hong Kong, WOFE, VIE, and other subsidiaries (3)	1,697,081	1,123,992	41,504	—	480,740	(3,343,317)	—
Other liabilities	1,424,932	—	—	3,395	1,270	—	1,429,597
Total Liabilities	3,143,885	1,123,992	41,504	905,204	1,328,047	(4,916,222)	1,626,410

Equities
Inter-group investments			465,798		4,420,398	(4,886,196)	—
Common stocks	14,837					10,380	25,217
Capital and additional paid-in capital	7,308,940	—	—	2,572,437	—	(10,381)	9,870,996
Statutory reserve				327,140			327,140
Retained earning (deficit)	(2,836,591)	(11,077)	(13,475)	(2,849,089)	(781,700)	(60,709)	(6,552,641)
Accumulated VIE’s profit contributions (3)			737,798	(737,798)			—
Accumulated other comprehensive income (loss)	—	—	959	(175,325)	226,120	(140,875)	(89,121)
Total MDJM Ltd shareholders’ equity	4,487,186	(11,077)	1,191,080	(862,635)	3,864,818	(5,087,781)	3,581,591
Total Liabilities and Equities	$7,631,071	$1,112,915	$1,232,584	$42,569	$5,192,865	$(10,004,003)	$5,208,001

	As of December 31, 2023
		MDJH		VIE and its	Other
	Parent	Hong Kong	WFOE	Subsidiaries	Subsidiaries	Eliminating	Consolidated
	(Cayman Islands)	(Hong Kong)	(PRC)	(PRC)	(UK)	Adjustments	Totals
Assets
Cash, cash equivalents, and restricted cash	$3,687	$99	$6	$59	$499,654	$—	$503,505
Accounts receivable, net of allowance	—	—	—	164,170	—	—	164,170
VIE’s profit receivable	—	—	737,798	—	—	(737,798)	—
Due from VIE, WFOE, Parent, and Other Subsidiaries (2)	565,600	1,022,528	918,847	2,689,559	(65,320)	(5,131,214)	—
Inter-group investments	4,580,000	500,000	—	—	—	(5,080,000)	—
Other assets	1,520	—	—	6,765	3,323,282	—	3,331,567
Total Assets	$5,150,807	$1,522,627	$1,656,651	$2,860,553	$3,757,616	$(10,949,012)	$3,999,242

Liabilities
Accounts payable and accrued liabilities, value-added tax, and other taxes payable	$—	$—	$—	$94,532	$431,791	$(424,354)	$101,969
VIE’s profit payable	—	—	—	737,798	—	(737,798)	—
Due to VIE, WFOE, Parent, and Other Subsidiaries (2)	1,348,528	1,532,188	452,363	2,237,196	(751,045)	(4,819,230)	—
Other liabilities	—	—	—	17,294	2,774	—	20,068
Total Liabilities	1,348,528	1,532,188	452,363	3,086,820	(316,480)	(5,981,382)	122,037

Equities
Inter-group investments	—	—	478,880	—	4,499,263	(4,978,143)	—
Common stocks	1,295	—	—	—	—	10,380	11,675
Capital and additional paid-in capital	4,283,337	—	—	2,572,437	—	(10,380)	6,845,394
Statutory reserve	—	—	—	327,140	—	—	327,140
Retained earning (deficit)	(482,353)	(9,561)	(13,004)	(2,217,734)	(640,782)	(2)	(3,363,436)
Accumulated VIE’s profit contributions (2)	—	—	737,798	(737,798)	—	—	—
Accumulated other comprehensive income (loss)	—	—	614	(170,313)	215,615	10,516	56,432
Total MDJM Ltd shareholders’ equity	3,802,279	(9,561)	1,204,288	(226,268)	4,074,096	(4,967,629)	3,877,205
Non-controlling interest	—	—	—	—	—	—	—
Total Liabilities and Equities	$5,150,807	$1,522,627	$1,656,651	$2,860,552	$3,757,616	$(10,949,011)	$3,999,242

	As of December 31, 2022
		MDJH		VIE and its	Other
	Parent	Hong Kong	WFOE	Subsidiaries	Subsidiaries	Eliminating	Consolidated
	(Cayman Islands)	(Hong Kong)	(PRC)	(PRC)	(UK)	Adjustments	Totals

Assets
Cash, cash equivalents and restricted cash	$77,702	$28	$70,167	$4,154	$1,281,107	$—	$1,433,158
Accounts receivable, net of allowance	—	—	—	961,793	6,026	—	967,819
VIE’s profit receivable (1)	—	—	737,798	—	—	(737,798)	—
Due from Parent, MDJH Hong Kong, WOFE, VIE, and Other Subsidiaries (2)	565,500	1,287,313	1,212,424	798,593	129,930	(3,993,760)	—
Inter-group investments	4,580,000	500,000	—	—	—	(5,080,000)	—
Other assets	728	—	—	85,426	3,145,595	2,349	3,234,098
Total Assets	$5,223,930	$1,787,341	$2,020,389	$1,849,966	$4,562,658	$(9,809,209)	$5,635,075

Liabilities
Accounts payable and accrued liabilities, value-added tax, and other taxes payable	$831	$—	$—	$252,711	$57,195	$2,349	$313,086
Short-term loans payable	—	—	—	372,679	—	—	372,679
VIE’s profit payable	—	—	—	737,798	—	(737,798)	—
Due to Parent, MDJH Hong Kong, WOFE, VIE, and Other Subsidiaries (3)	1,287,313	1,795,493	798,593	—	200,328	(4,081,727)	—
Other liabilities	—	—	—	17,799	2,380	—	20,179
Total Liabilities	1,288,144	1,795,493	798,593	1,380,987	259,903	(4,817,176)	705,944

Equities
Inter-group investments	—	—	492,846	—	4,579,980	(5,072,826)	—
Common stocks	1,295	—	—	—	—	10,380	11,675
Capital and additional paid-in capital	4,283,337	—	—	2,572,437	—	(10,380)	6,845,394
Statutory reserve	—	—	—	327,140	—	—	327,140
Retained earning (deficit)	(348,846)	(8,152)	(9,203)	(1,554,913)	(281,876)	—	(2,202,990)
Accumulated VIE’s profit contributions (3)	—	—	737,798	(737,798)	—	—	—
Accumulated other comprehensive income (loss)	—	—	355	(137,887)	4,651	80,793	(52,088)
Total MDJM Ltd shareholders’ equity	3,935,786	(8,152)	1,221,796	468,979	4,302,755	(4,992,033)	4,929,131
Total Liabilities and Equities	$5,223,930	$1,787,341	$2,020,389	$1,849,966	$4,562,658	$(9,809,209)	$5,635,075

(1)No VIE’s shared profit will be accrued in loss situation.

(2)This line item refers to balances due from or due to Parent, MDJH Hong Kong, WFOE, VIE (Mingda Tianjin and its operational subsidiaries in China), and other subsidiaries owned by MDJM (the “Group”). The balances resulted from monetary transactions among the Group, such as advancing cash to establish a new operation, and paying expenses on behalf of other entities within the Group. There is no sales or purchase activity involved. The balances of due from or due to Parent, MDJH Hong Kong, WFOE, VIE, and Other Subsidiaries are elimination items in our consolidating financial statements. Each entity in the Group is a legal entity. The unpaid balances will be settled by cash payment or by taking a loss, if any. The debt and credit between WOFE and VIE have also been settled and there are no further disputes.

(3)VIE’s loss was not included.

MDJM LTD

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS AND COMPREHESIVE INCOME (LOSS)

	For the Year Ended December 31, 2024
		MDJH		VIE and its	Other
	Parent	Hong Kong	WFOE	subsidiaries	Subsidiaries	Eliminating	Consolidated
	(Cayman Islands)	(Hong Kong)	(PRC)	(PRC)	(UK)	Adjustments	Totals
Revenue	$—	$—	$—	$—	$474,627	$(426,252)	$48,375
Service fee income from VIE and its subsidiaries*	—	—	—	—	—	—	—
Payroll and payroll taxes	(1,636,059)	—	—	(86,105)	(69,916)	—	(1,792,080)
Professional fees	(44,050)	—	—	(392,663)	(17,133)	—	(453,846)
Other G&A expenses	(180,855)	(1,516)	(471)	(165,969)	(669,806)	426,253	(592,364)
Loss from operations	(1,860,964)	(1,516)	(471)	(644,737)	(282,228)	1	(2,789,915)
Other income (expenses)	(493,274)	—	—	13,382	80,603	(1)	(399,290)
Income tax	—	—	—	—	—	—	—
Net income (loss)	(2,354,238)	(1,516)	(471)	(631,355)	(201,625)	—	(3,189,205)
Net loss attributable to noncontrolling interest	—	—	—	—	—	—	—
Net income (loss) attributable to MDJM Ltd ordinary shareholders	$(2,354,238)	$(1,516)	$(471)	$(631,355)	$(201,625)	$—	$(3,189,205)

Net Income (loss)	$(2,354,238)	$(1,516)	$(471)	$(631,355)	$(201,625)	$—	$(3,189,205)
Change in foreign currency translation adjustments	—	—	345	(5,013)	10,505	(151,390)	(145,553)
Comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	—
Comprehensive income (loss) attributable to MDJM Ltd ordinary shareholders	$(2,354,238)	$(1,516)	$(126)	$(636,368)	$(191,120)	$(151,390)	$(3,334,758)

*VIE and its subsidiaries incurred loss in the year ended December 31, 2024 and WFOE is not entitled to share in the VIE and its subsidiaries’ profit.

	For the Year Ended December 31, 2023
		MDJH			Other
	Parent	Hong Kong	WFOE	VIE and its	Subsidiaries	Eliminating	Consolidated
	(Cayman Islands)	(Hong Kong)	(PRC)	subsidiaries	(UK)	Adjustments	Totals
Revenue	$—	$—	$—	$41,954	$517,761	$(414,852)	$144,863
Service fee income from VIE*	—	—	—	—	—	—	—
Payroll and payroll taxes	—	—	—	(486,954)	(85,286)	—	(572,240)
Professional fees	(6,045)	—	—	(439,237)	(80,343)	—	(525,625)
Other G&A expenses	(127,462)	(1,410)	(2,578)	90,239	(744,796)	414,852	(371,155)
Loss from operations	(133,507)	(1,410)	(2,578)	(793,998)	(392,664)	—	(1,324,157)
Other income (expenses)	—	—	(1,223)	142,012	33,757	—	174,546
Income tax	—	—	—	(10,835)	—	—	(10,835)
Net income (loss)	(133,507)	(1,410)	(3,801)	(662,821)	(358,907)	—	(1,160,446)
Net loss attributable to noncontrolling interest	—	—	—	—	—	—	—
Net income (loss) attributable to MDJM Ltd ordinary shareholders	$(133,507)	$(1,410)	$(3,801)	$(662,821)	$(358,907)	$—	$(1,160,446)

Net income (loss)	$(133,507)	$(1,410)	$(3,801)	$(662,821)	$(358,907)	$—	$(1,160,446)
Change in foreign currency translation adjustments	—	—	259	(32,425)	210,964	(70,278)	108,520
Comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	—
Comprehensive income (loss) attributable to MDJM Ltd ordinary shareholders	$(133,507)	$(1,410)	$(3,542)	$(695,246)	$(147,943)	$(70,278)	$(1,051,926)
*According to the “Exclusive Business Cooperation Agreement,” WFOE is entitled to receive 100% of VIE’s net income after deduction of required PRC statutory reserve as a service fee.

	For the Year Ended December 31, 2022
		MDJH			Other
	Parent	Hong Kong	WFOE	VIE and its	Subsidiaries	Eliminating	Consolidated
	(Cayman Islands)	(Hong Kong)	(PRC)	subsidiaries	(UK)	Adjustments	Totals
Revenue	$—	$—	$—	$434,371	$16,263	$—	$450,634
Service fee income from VIE*	—	—	—	—	—	—	—
Payroll and payroll taxes	—	—	—	(1,331,838)	(39,134)	—	(1,370,972)
Professional fees	(11,694)	—	—	(408,883)	(135,080)	—	(555,657)
Other G&A expenses	(84,332)	(1,444)	(3,610)	(295,480)	(88,670)	—	(473,536)
Loss from operations	(96,026)	(1,444)	(3,610)	(1,601,830)	(246,621)	—	(1,949,531)
Other income (expenses)	—	—	37,859	(245,217)	5,825	—	(201,533)
Income tax	—	—	—	—	(3,020)	—	(3,020)
Net income (loss)	(96,026)	(1,444)	34,249	(1,847,047)	(243,816)	—	(2,154,084)
Net loss attributable to noncontrolling interest	—	—	—	—	—	—	—
Net income (loss) attributable to MDJM Ltd ordinary shareholders	$(96,026)	$(1,444)	$34,249	$(1,847,047)	$(243,816)	$—	$(2,154,084)

Net Income (loss)	$(96,026)	$(1,444)	$34,249	$(1,847,047)	$(243,816)	$—	$(2,154,084)
Change in foreign currency translation adjustments	—	—	75,539	(187,072)	10,333	—	(101,200)
Comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	—
Comprehensive income (loss) attributable to MDJM Ltd ordinary shareholders	$(96,026)	$(1,444)	$109,788	$(2,034,119)	$(233,483)	$—	$(2,255,284)
*	VIE incurred loss in 2022 and WFOE is not entitled to any service fee income or share of VIE’s profit.

MDJM LTD

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2024
		MDJH		VIE and its	Other
	Parent	Hong Kong	WFOE	Subsidiaries	Subsidiaries	Eliminating	Consolidated
	(Cayman Islands)	(Hong Kong)	(PRC)	(PRC)	(UK)	Adjustments	Totals
Cash Flows from Operating Activities:
Net income (loss)	$(2,354,238)	$(1,516)	$(471)	$(631,355)	$(201,625)	$—	$(3,189,205)
Non cash activities	2,037,617	—	$—	122,754	24,110	(80,966)	2,103,515
Other adjustments to reconcile net income (loss) to net cash provided by operating activities	(2,461,215)	—	$(1,204)	104,499	(94,391)	2,477,284	24,973
Net Cash Provided by (Used in) Operating Activities	(2,777,836)	(1,516)	(1,675)	(404,102)	(271,906)	2,396,318	(1,060,717)

Cash Flows from Investing Activities:
Advanced to/from related parties	348,503	1,551	1,669	404,239	1,670,261	(2,426,223)	—
Other investing activities	—	—	—		(35,748)	—	(35,748)
Net Cash Provided by (Used in) Investing Activities	348,503	1,551	1,669	404,239	1,634,513	(2,426,223)	(35,748)

Cash Flows from Financing Activities:
Proceeds from private placement	2,450,002	—	—	—	—	—	2,450,002
Proceeds from exercise Series A and B Warrants	232,958	—	—	—	—	—	232,958
Costs of private placement	(256,500)	—	—	—	—	—	(256,500)
Net Cash Provided by (Used in) Financing Activities	2,426,460	—	—	—	—	—	2,426,460

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	—	—	—	(3)	(36,568)	29,905	(6,666)
Net change in cash, cash equivalents and restricted cash	(2,873)	35	(6)	134	1,326,039	—	1,323,329
Cash, cash equivalents, and restricted cash - beginning of the period	3,687	99	6	59	499,654		503,505
Cash, cash equivalents, and restricted cash - end of the period	$814	$134	$—	$193	$1,825,693	$—	$1,826,834

	For the Year Ended December 31, 2023
		MDJH			Other
	Parent	Hong Kong	WFOE	VIE and its	Subsidiaries	Eliminating	Consolidated
	(Cayman Islands)	(Hong Kong)	(PRC)	subsidiaries	(UK)	Adjustments	Totals
Cash Flows from Operating Activities:				Foreign
Net income (loss)	$(133,507)	$(1,410)	$(3,801)	$(662,821)	$(358,907)	$—	$(1,160,446)
Non cash service fee	—	—	—	(151,853)	(6,739)	(18,499)	(177,091)
Other adjustments to reconcile net income (loss) to net cash provided by operating activities	(1,623)	—	—	781,548	(41,753)	—	738,172
Net Cash Provided by (Used in) Operating Activities	(135,130)	(1,410)	(3,801)	(33,126)	(407,399)	(18,499)	(599,365)

Cash Flows from Investing Activities:
Advanced (to) / from related parties	61,115	1,480	(64,554)	324,468	(323,507)	998	—
Other investing activities	—	—	—	67,760	(106,544)	—	(38,784)
Net Cash Provided by (Used in) Investing Activities	61,115	1,480	(64,554)	392,228	(430,051)	998	(38,784)

Cash Flows from Financing Activities:
Net proceeds from initial public offering	—	—	—	—	—	—	—
Repayment of short-term loans	—	—	—	(363,089)	—	—	(363,089)
Net Cash Provided by (Used in) Financing Activities	—	—	—	(363,089)	—	—	(363,089)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	—	1	(1,806)	(108)	55,997	17,501	71,585
Net change in cash, cash equivalents and restricted cash	(74,015)	71	(70,161)	(4,095)	(781,453)	—	(929,653)
Cash, cash equivalents, and restricted cash - beginning of the period	77,702	28	70,167	4,154	1,281,107	—	1,433,158
Cash, cash equivalents, and restricted cash - end of the period	$3,687	$99	$6	$59	$499,654	$—	$503,505

	For the Year Ended December 31, 2022
		MDJH		VIE and its	Other
	Parent	Hong Kong	WFOE	Subsidiaries	Subsidiaries	Eliminating	Consolidated
	(Cayman Islands)	(Hong Kong)	(PRC)	(PRC)	(UK)	Adjustments	Totals
Cash Flows from Operating Activities:
Net income (loss)	$(96,026)	$(1,444)	$34,249	$(1,847,047)	$(243,816)	$—	$(2,154,084)
Non cash service fee
Other adjustments to reconcile net income (loss) to net cash provided by operating activities	14,110	—	(37,646)	479,631	110,872	—	566,967
Net Cash Provided by (Used in) Operating Activities	(81,916)	(1,444)	(3,397)	(1,367,416)	(132,944)	—	(1,587,117)

Cash Flows from Investing Activities:
Advanced to/from related parties
Other investing activities	—	—	—	31,349	(3,140,798)	—	(3,109,449)
Net Cash Provided by (Used in) Investing Activities	—	—	—	31,349	(3,140,798)	—	(3,109,449)

Cash Flows from Financing Activities:
Proceeds from short-term loans	—	—	—	381,754	—	—	381,754
Intercompany investment (1)	(1,480,000)	—	—	—	1,480,000	—	—
Intercompany financing activities (2)	(103,794)	1,450	(439,335)	537,267	4,412	—	—
Net Cash Provided by (Used in) Financing Activities	(1,583,794)	1,450	(439,335)	919,021	1,484,412	—	381,754

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	—	—	12,175	(25,459)	17,572	—	4,288
Net change in cash, cash equivalents and restricted cash	(1,665,710)	6	(430,557)	(442,505)	(1,771,758)	—	(4,310,524)
Cash, cash equivalents, and restricted cash - beginning of the period	1,743,412	22	500,725	446,658	3,052,865	—	5,743,682
Cash, cash equivalents, and restricted cash - end of the period	$77,702	$28	$70,168	$4,153	$1,281,107	$—	$1,433,158

(1)Represented the amount invested into MD UK.

(2)Represented the changes in the balances of “due to/due from related parties.” The nature of intercompany transactions is temporary internal financing. The balance of due to/from balance will be settled within the sub-group, such as, among Parent and its subsidiaries when funds are available.

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

A.	Operating Results

Comparison of Results of Operations for the Years Ended December 31, 2024 and 2023

Revenue

	2024	2023	Change in $	Change in %
Revenue	$48,375	$144,863	$(96,488)	(66.61)%

Revenue for the year ended December 31, 2024 was $48,375, representing a decrease of $96,488, or 67%, from $144,863 in 2023. The decline was primarily due to two factors: the absence of real estate agent income in 2024, compared to $41,954 in 2023, and because Fernie Castle remained in the design and parliamentary approval phase during 2024, resulting in reduced hotel revenue.

Operating Expenses

The following table summarized the PRC operating entities’ operating expenses for the years ended December 31, 2024 and 2023:

	2024	2023	Change in US$	% Change
Operating Expenses
Selling expenses	$—	$63	$(63)	(100)%
Payroll, payroll taxes and others	1,792,080	572,240	1,219,840	213%
Professional fees	453,846	525,625	(71,779)	(14)%
Depreciation and amortization	75,501	76,246	(745)	(1)%
(Recovery) allowance for CECL – trade receivable, net	134,960	(159,509)	294,469	(185)%

Other general and administrative	381,903	454,355	(72,452)	(16)%
Total operating expenses	$2,838,290	$1,469,020	$1,369,270	93%

The operating expenses for the year ended December 31, 2024 were $2,838,290, reflecting an increase of $1,369,270, or 93%, compared to $1,469,020 in 2023. The increase in operating expenses was primarily driven by stock-based compensation expenses totaling $1,493,418.

Selling expenses were $nil in 2024, a decrease of $63, or 100%, from $63 in 2023. This decline was due to the absence of sales activities in the PRC market since 2023, resulting from the downturn in the Chinese real estate market, as a result of which the Company has successively shut down all domestic businesses, dissolved all project service teams, and ceased to engage in business activities in the PRC market.

Payroll, payroll taxes, and others were $1,792,080 in 2024, an increase of $1,219,840, or 213%, compared to $572,240 in 2023. The increase in payroll, payroll taxes and others was primarily attributed to stock-based compensation of $1,493,418. On May 31, 2024, the Company issued 1,175,920 Ordinary Shares to 13 employees and officers as part of their 2024 compensation package. The Ordinary Shares were valued at $1.27 each, based on the closing market price of the Ordinary Shares on Nasdaq on May 31, 2024. As a result, $1,493,418 was recognized as payroll, payroll taxes and others for the year ended December 31, 2024.

Professional fees consist of legal, US GAAP audit, consulting, investors relationship and other U.S. SEC filing related fees. Professional fees were $453,846 in 2024, a decrease of $71,779, or 14%, compared to $525,625 in 2023.

Depreciation and amortization expenses totaled $75,501 for the year ended December 31, 2024. This represents a decrease of $745, or 1%, from $76,246 in 2023. As of December 31, 2024, the net fixed assets remaining in China were zero. Currently, the Company does not have any plans to acquire new assets in China.

In 2024, the allowance for CECL on trade receivables was $134,960, compared to a recovery of $159,509 in 2023. As of December 31, 2024, the Company had accounts receivable of $134,960 (RMB 971,135), mainly from one vendor. Due to the downturn in China’s real estate market, management determined that recovery was unlikely and applied a 100% CECL rate to receivables outstanding for over one year in 2024.

In accordance with ASU 2016-13, the Group assesses the risk of accounts receivable in all ages and makes reservation for the risk of accounts receivable in all ages. Following CECL rates were used to calculate current expected credit losses for 2023:

Age of accounts receivable	Current	31-60 days	61-90 days	91-180 days	181-365 days	Over 365 days
Historical loss rate	0.00%	0.00%	0.00%	0.00%	5.00%	20.00%
Adjustment	0.38%	0.76%	1.14%	1.26%	2.53%	4.55%
CECL rate	0.38%	0.76%	1.14%	1.26%	7.53%	24.55%

Other general and administrative expenses totaled $381,903 for the year ended December 31, 2024, representing a decrease of $72,452, or 16%, from $454,355 in 2023. Other general and administrative expenses related to UK operations were $168,883, representing a decrease of $86,650, or 34%, from $255,533 in 2023, which reflected the Company’s cost-control efforts in the UK.

Net Income

	2024	2023	Change in US$	Change in %
Revenue	$48,375	$144,863	$(96,488)	(67)%
Operating expenses	2,838,290	1,469,020	1,369,270	93%
(Loss) income from operations	(2,789,915)	(1,324,157)	(1,465,758)	111%
Interest and other income (expense), net	346	155,796	(155,450)	(100)%
Gain (loss) on sale of asset	(1,369)	(12)	(1,357)	*N/A
Gain on deconsolidation	14,404	—	14,404	*N/A
Loss on valuation of warrants	(493,274)	—	(493,274)	*N/A
Gain (loss) on foreign currency transactions	80,603	18,762	61,841	330%
Total other income and expenses	(399,290)	174,546	(573,836)	(329)%
Loss before income tax	(3,189,205)	(1,149,611)	(2,039,594)	177%
Provision for income tax	—	(10,835)	10,835	*N/A
Net loss	$(3,189,205)	$(1,160,446)	$(2,028,759)	175%

* N/A, percentage change is not meaningful

Total other expenses were $399,290 in 2024, compared to net other income of $174,546 in 2023, reflecting a change of $573,836. The increase in other expenses was primarily due to a $493,274 loss on the valuation of warrants. The Company accounts for its outstanding warrants as liabilities on the balance sheet. These warrants are measured at fair value upon issuance and are subsequently remeasured at each reporting date, with changes in fair value recognized in the statement of operations. As of December 31, 2024, the fair value of the warrant liabilities was $1,424,932, which is presented as a current liability on the balance sheet.

Our net loss was $3,189,205 in 2024, an increase of $2,028,759, or 175%, compared to a net loss of $1,160,446 in 2023. The increase in our net loss in 2024 mainly resulted from a $96,488, or 67%, decline in revenue, a $1,369,270, or 93%, increase in operating expenses, and a $573,836, or 329%, increase in other expenses, as discussed above.

Comparison of Results of Operations for the Years Ended December 31, 2023 and 2022

Revenue

	2023	2022	Change in $	Change in %
Revenue	$144,863	$450,634	$(305,771)	(68)%

The revenue for the year ended December 31, 2023, was $144,863, a decrease of $305,771, or 68%, from $450,634 in 2022. The decrease of the revenue for 2023 was primarily attributed to the shrinking of sales in new residential housing market in the PRC; the real estate agent income in 2023 was $41,954, a decrease of $392,417, or 90%, compared to $434,371 in 2022. The Company is shifting its focus to United Kingdom and other non-PRC markets. As a result, the PRC operating entities acquired no new projects in 2023 and have not acquired any new projects in 2024, as of the date of this report. The Company acquired two new properties in the UK, which started generating income in 2023. Revenue from the UK hotel and related businesses totaled $102,909, marking an increase of $86,646, or 533%, compared to $16,263 in 2022. This significant growth is attributable to the newly acquired properties in the UK. The Company is optimistic about its UK operations and is transforming itself into a hub for artisan exchanges, art shows, and sales. Currently, the Robin Hill Hotel is being redeveloped into an art-focused hotel that will feature a diverse range of artworks and regularly host art exhibitions. These pieces of arts will be available for purchase both in-person and online, thereby enhancing the hotel’s appeal and contributing to increased room rates and additional revenue streams. The art industry represents a new avenue for the Company’s external growth.

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

MDJH Hong Kong was incorporated under the laws of Hong Kong and is subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. MDJH Hong Kong did not have significant activities in Hong Kong in 2024, 2023, and 2022.

MD UK, Mansions, and Fernie Castle Culture were incorporated in the UK. The Group’s operation in UK is governed by the income tax laws of the UK. The normal rate of corporation tax is 19% for the financial year beginning April 1, 2022 and have increased to 25% for the financial year beginning April 1, 2023. The UK tax year ends on April 5.

A part of the Group’s revenue was generated through the VIE for the reporting periods, which was subject to PRC income taxes. The Group’s subsidiary in the PRC is subject to a standard tax rate of 25%. At the beginning of 2019, China State Administration of Taxation issued a new income tax abatement policy to small business with income tax less than RMB3 million, number of employees less than 300, and total assets less than RMB50 million for the tax periods from January 1, 2019, to December 31, 2021. According to the new tax abatement policy, the income tax rate was reduced to 5% for small business with income tax less than RMB1 million, and the income tax rate was reduced to 10% for small business with income tax from RMB1 million to RMB3 million. From January 1, 2022 to December 31, 2024, the PRC tax authority kept the same tax abatement police for small businesses. For the years ended December 31, 2024, 2023, and 2022, the Group was qualified to receive above tax abatement.

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

The provision for income tax for the years ended December 31, 2024, 2023, and 2022 were summarized as follows:

	2024	2023	2022
Current	$—	$—	$—
Deferred tax adjustment	—	10,835	3,020
Total income tax	$—	$10,835	$3,020

Reconciliation of the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2024, 2023, and 2022, respectively, are as follows:

China	2024	2023	2022
Hong Kong statutory income tax rate	16.50%	16.50%	16.50%
Valuation allowance recognized with respect to the loss in Hong Kong Company	(16.50)%	(16.50)%	(16.50)%
PRC statutory income tax rate	25.00%	25.00%	25.00%
Effect of income tax exemptions and reliefs in the PRC companies	(25.00)%	(25.00)%	(25.00)%
Effect of valuation and deferred tax adjustments	0.00%	(1.65)%	0.00%
Effective rate	0.00%	(1.65)%	0.00%

United Kingdom
UK statutory income tax rate	19.00%	19.00%	19.00%
Valuation allowance recognized with respect to the loss in UK	(19.00)%	(19.00)%	(19.00)%
Effect of valuation and deferred tax adjustments	0.00%	0.00%	(1.65)%
Effective rate	0.00%	0.00%	(1.65)%

Impact of Inflation

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 0.2%, 0.2%, and 2.0%, in 2024, 2023, and 2022, respectively. According to the Office for National Statistics, the consumer price index in the UK increased by 3.3%, 6.8%, and 7.9%, in 2024, 2023, and 2022, respectively. Although we have not been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China or in the UK. If inflation rises, it may materially and adversely affect the PRC operating entities or the UK subsidiaries and our business.

Impact of Foreign Currency Fluctuations

The subsidiaries in the UK maintain their books and records in GBP, while the subsidiaries in China and the VIE maintain their books and records in RMB. Our reporting currency is USD. For consolidation purposes, we generally translate assets and liabilities into USD at exchange rates in effect on the balance sheet date, and income statement items at average exchange rates for the reporting period. Adjustments resulting from the translation of their financial statements are recorded as accumulated other comprehensive income (loss). The foreign currency translation could materially affect our financial condition and results of operations due to the fluctuation of exchange rate. The exchange rates in effect are shown below:

	December 31,
US Dollar Exchange Rate	2024	2023	2022	2021	2020
At end of the period - RMB	7.2993	7.0999	6.8987	6.3524	6.5378
Average rate for the period ended - RMB	7.1957	7.0809	6.7347	6.4491	6.9003

At end of the period – GBP	0.7987	0.7847	0.8315	0.7419	—
Average rate for the period ended – GBP	0.7824	0.8039	0.8121	0.7327	—

We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments for the years ended December 31, 2024, 2023, and 2022.

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

As of December 31, 2024, we had cash and cash equivalents of $1,826,641, among which $1,141 was foreign currency, which may be used within the PRC. The working capital totaled $317,783.

The following table sets forth a summary of changes in our working capital for the years ended December 31, 2024 and 2023:

Working Capital	2024	2023	Change in $	Change in %
Total current assets	1,944,193	682,509	1,261,684	185%
Total current liabilities	1,626,410	122,037	1,504,373	1,233%
Working Capital	$317,783	$560,472	$(242,689)	(43)%

Working capital was $317,783 as of December 31, 2024, representing a decrease of $242,689, or 43%, compared to $560,472 as of December 31, 2023.

Total current assets were $1,944,193 as of December 31, 2024, an increase of $1,261,684, or 185%, from $682,509 as of December 31, 2023. The increase in current assets was primarily driven by a higher cash balance, which resulted from proceeds received through a private placement.

Total current liabilities were $1,626,410 as of December 31, 2024, an increase of $1,504,373, or 1,233%, compared to $122,037 as of December 31, 2023. This significant increase was primarily due to the recognition of Series A warrant liabilities. The Company accounts for its outstanding warrants as liabilities on the balance sheet due to their derivative characteristics. These warrants are initially measured at fair value upon issuance and are subsequently remeasured at each reporting date, with changes in fair value recognized in the statement of operations. As of December 31, 2024, the fair value of the warrant liabilities was $1,424,932, which is presented as a current liability on the balance sheet.

The warrant liabilities are non-cash accounting liabilities and do not represent obligations that will require the use of the Company’s cash resources. The decrease in working capital was primarily attributable to the recognition of these non-cash warrant liabilities.

Management believes that the Company’s current cash position, together with other components of working capital, will be sufficient to support operations and meet obligations as they become due over the next 12 months from the issuance date of this annual report, assuming the successful execution of our business plans.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2024, our VIE’s statutory reserve amounted to $327,140, which was approximately 21% of Mingda Tianjin’s registered capital.

Cash Flows for the Year ended December 31, 2024, Compared to the Year Ended December 31, 2023

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Comparison of cash flows results for the years ended December 31, 2024 and 2023 are summarized as follows:

			Changes
	2024	2023	(decreased) / increased
Net cash (used in) operating activities	$(1,060,717)	$(599,365)	$(461,352)
Net cash (used in) investing activities	(35,748)	(38,784)	3,036
Net cash (used in) provided by financing activities	2,426,460	(363,089)	2,789,549
Effect of changes of foreign exchange rate	(6,666)	71,585	(78,251)
Net decrease in cash and cash equivalents	$1,323,329	$(929,653)	$2,252,982

Operating activities

Net cash used in operating activities for the year ended December 31, 2024 was $1,060,717. This consisted of a net loss of $3,189,205, noncash positive adjustments of $2,103,515, and a net positive adjustment in operating assets and liabilities of $24,973. The positive adjustments included: a $9,374 decrease in accounts receivable, a $2,536 decrease in other receivable, an increase in accounts payable and accrued expenses of $113,976, an increase in VAT and other tax payable of $4,424, and an increase in related party payable of $3,444. The negative adjustments included: a $ 107,295 increase in prepaid expenses and a $1,486 decrease in deferred income.

Net cash used in operating activities for the year ended December 31, 2023 was $(599,365), consisting of a net loss of $1,160,446, noncash negative adjustments of $177,091, and a net positive adjustment in our operating assets and liabilities of $738,172. The positive adjustments included: a decrease in accounts receivable of $935,537, resulting from the collection of past due of accounts receivable and reduced sales in 2023, a $15,726 decrease in prepaid expenses, and an increase in deferred income of $1,847. The negative adjustments included: a $2,051 increase in other receivable, a $207,250 decrease in accounts payable and accrued expenses, majorly payroll and bonus payable, and a $5,637 decrease in VAT and other tax payable.

Investing activities

The purchase of property and equipment, including vehicle, office equipment, and software, was $35,748 and $106,544 for the years ended December 31, 2024 and 2023, respectively.

On May 14, 2024, the Company issued 23,360 Ordinary Shares to a third-party consultant as consideration for signing a service contract for the Ancient Eastern Garden project at Fernie Castle in Scotland, UK. The shares were valued at $1.06 per share, based on the closing market price of the Ordinary Shares on Nasdaq on May 14, 2024. As a result, $24,761 was recognized as construction in progress.

On August 26, 2024, the Company issued 23,360 Ordinary Shares to another third-party consultant as consideration for signing a service contract for the Ancient Eastern Garden project at Fernie Castle in Scotland, UK. The shares were valued at $1.12 per share, based on the closing market price of the Ordinary Shares on Nasdaq on August 26, 2024. As a result, $26,164 was recognized as construction in progress,

The Group received $nil and $1,384 proceeds from the disposal of partial assets located in the PRC in 2024 and 2023, respectively. The Group received repayment of $nil and $66,376 from a loan receivable for the years ended December 31, 2024 and 2023, respectively.

Financing activities

On September 18, 2024, the Company completed a private placement with several investors, issuing a total of 2,722,224 units at an offering price of $0.90 per unit, for gross proceeds of $2,450,002. After deducting private placement costs of $256,500, the Company received net cash proceeds of $2,193,502. In addition, the Company received $232,958 from the exercise of Series A and Series B warrants, which were issued as part of the private placement.

From October 31, 2024 to November 7, 2024, the investors fully exercised their Series B warrants, resulting in the issuance of a total of 8,557,554 Ordinary Shares by the Company. Of the total Series B warrants exercised, 6,861,114 units of Series B warrants were determined by the floor price of $0.216 per share, while 1,696,440 units were determined by a price of 90% of the lowest trading price of the Ordinary Shares over the preceding ten-day period, which was slightly higher than the floor price. As the Series B warrants are designed for anti-dilution protection, the exercise price was $0.001 per unit. Accordingly, the Company received $8,558 in cash, representing the aggregate par value of the shares issued.

The exercise price of Series A Warrants was adjusted downward from the original $1.35 per share to $0.216 per share following the exercise of the Series B Warrants. Consequently, the total number of Series A Warrants increased from 2,722,224 to 17,013,901. Between November 7, 2024, and December 18, 2024, four investors exercised a total of 1,038,889 Series A Warrants, generating cash proceeds of $224,400 for the Company. As of December 31, 2024, 15,975,012 Series A Warrants remained outstanding, with a fair value of $1,424,932 recorded as a current liability.

For the year ended December 31, 2023, the Company repaid short term loans in the amount of $363,089.

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

Operating activities

Net cash used in operating activities for the year ended December 31, 2023 was $(599,365), consisting of a net loss of $1,160,446, noncash negative adjustments of $177,091, and a net positive adjustment in our operating assets and liabilities of $738,172. The positive adjustments included: a decrease in accounts receivable of $935,537, resulting from the collection of past due of accounts receivable and reduced sales in 2023, a $15,726 decrease in prepaid expenses, and an increase in deferred income of $1,847. The negative adjustments included: a $2,051 increase in other receivable, a $207,250 decrease in accounts payable and accrued expenses, majorly payroll and bonus payable, and a $5,637 decrease in VAT and other tax payable.

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

Capital Expenditures

We incurred capital expenditures of $35,748, $106,544, and $3,140,798 for the years ended December 31, 2024, 2023, and 2022, respectively. The capital expenditures in 2024 were primarily related to our UK operations, for the improvements and renovations of real properties. The capital expenditures in 2023 were primarily related to the building fixtures, facilities, landscaping, and improvement. The 2022 expenditures were primarily related to real properties purchased in the UK.

Contractual Obligations

As of December 31, 2024, the Company had 15,975,012 Series A warrants outstanding, which were issued in connection with the private placement completed on September 18, 2024. The Company classifies these outstanding warrants as liabilities on the balance sheet due to their derivative characteristics. The warrants are initially measured at fair value upon issuance and are subsequently remeasured at each reporting date, with changes in fair value recognized in the statement of operations. As of December 31, 2024, the fair value of the warrant liabilities was $1,424,932, which is presented as a current liability on the balance sheet. The Series A warrants are set to expire on March 18, 2028.

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

Research and Development

For the years ended December 31, 2024, 2023, and 2022, the PRC operating entities did not spend funds on research and development.

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

D.Trend Information

Starting in 2021, the tightening up of regulation policies on Chinese real estate market had direct negative impact on the PRC operating entities’ operations. The PRC operating entities have been gradually shrinking their business activities in the Chinese real estate market. There was no real estate agent income in 2024. Real estate agent income declined by 89.85% in 2023 compared to 2022, and by 89.71% in 2022 compared to 2021. Instead, the Group will focus on the opportunity globally in the future. Our UK subsidiaries commenced their business in 2021. Revenue from UK was $48,375 in 2024, a decrease of $54,534, or 53%, compared to $102,909 in 2023.

Factors Affecting Our Results of Operations

Our operating results through the PRC operating entities have been subject to general conditions typically affecting the real estate services industry, including changes in governmental policies and laws affecting real estate and real estate financing, uneven economic growth and development across different regions of China, supply of and demand for housing and other types of property in local markets, entry barriers and competition from other real estate services companies, and increases in operating costs and expenses due to inflation and other factors. Our operating results have been more directly affected by company-specific factors, including the PRC operating entities revenue growth and ability to effectively manage their operating costs and expenses.

Our operating results through the UK subsidiaries are subject to general conditions typically affecting the real estate services industry, including changes in governmental policies and laws affecting real estate and real estate financing, uneven economic growth and development across different regions of the UK, supply of and demand for housing and other types of property in local markets, entry barriers and competition from other real estate services companies, and increases in operating costs and expenses due to inflation and other factors. Unfavorable changes in any of these general conditions could negatively affect the UK subsidiaries; the number of customers visiting the hotels and other properties managed by them and otherwise adversely affect their results of operations. Our operating results are more directly affected by company-specific factors, including the UK subsidiaries’ revenue growth and ability to effectively manage their operating costs and expenses.

Impact of COVID-19 Pandemic

The spread of COVID-19 caused business disruptions beginning in January 2020, including the closure of the majority of businesses in mainland China. Between March and December 2022, many cities in China employed strict lock-down policies in response to resurgences of the COVID-19 pandemic and consumer demand declined in China, which, together with constant regulation of the real estate market by the central and local governments, negatively impacted both the supply and demand for real estate, causing the real estate market in China to decline in 2022. As a result, our revenue decreased by 90% during the year ended December 31, 2022, as compared with the same period in 2021. The general impact of the pandemic on the Chinese economy implicates potential larger-scale effects on the PRC operating entities’ industry and business. To mitigate the adverse impacts of the COVID-19 pandemic and the decline in consumer demand in China, the PRC operating entities had been reducing their operations in China since 2021 and we have expanded into the European markets by establishing subsidiaries in the UK and Germany and acquiring Fernie Castle and the Robin Hill Property. See “Item 4. Information on the Company—B. Business Overview—Overview.” During the year ended December 31, 2024, due to the lifting of China’s lock-down policies and the PRC operating entities’ continuous down-scaling of their operations in China, the COVID-19 pandemic did not have a material impact on our business operations and financial results.

Economic and Political Risks

Our current operations are conducted through the UK subsidiaries in the UK. Accordingly, our business, financial conditions, and results are influenced by political, economic, and legal environment of the UK.

Our results may be affected by changes in the political and social conditions in the UK, and by changes in governmental policies with respect to laws and regulations, industry production regulations and guidance, anti-inflationary measures, currency conversions, remittances abroad, and rates and methods of taxation, among other things.

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

Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include useful lives and valuation of long-lived assets, allowance for doubtful accounts, assumptions related to the consolidation of entities in which the Group holds variable interests, valuation allowance on deferred tax, valuation on stock based compensation and valuation on derivative liabilities.

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

The Group maintains cash and cash equivalents with various commercial banks in the UK. Cash held in the UK is denominated in British pound sterling and is freely transferable out of the UK.

The Group maintains cash and cash equivalents with various commercial banks within the PRC. The Company has not experienced any losses in the bank accounts and believes it is not exposed to any risks on its cash held in PRC banks. Cash in PRC denominated in RMB may not be freely transferable to out of the PRC because of exchange control regulations or other reasons. Such restricted cash amounted $193, $65, and $74,320 as of December 31, 2024, 2023, and 2022, respectively.

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

The PRC operating entities’ service contracts typically included the terms of parties, services to be provided, service covered period, details of service fee calculation, and terms or conditions when services were to be paid. The performance obligation of the PRC operating entities was clearly defined as to sale of real properties specified in the contracts. The performance obligation was satisfied when at the point of closing of the sales contract with each property buyer was completed and, when the developer received the proceeds from the sales (cash and/or bank loans). The commission fee was determined based on the total value of property sold multiplied by the commission rate agreed upon in the contracts. The commission rates varied among developers. The payment terms also varied with certain developers dividing the contracts into several phases and making payment when a phase had been completed. These variable considerations did not change the calculation of commission fees. The transaction price was determined based on the commission rate and properties sold.

Prior to 2024, the Group’s major revenue was generated by commission fees from selling real estate properties by the PRC operating entities. Commission revenue from property brokerage was recognized when: (i) the PRC operating entities completed their performance obligation to sell properties per contract, (ii) the property developer and the buyer completed a property sales transaction and the developer received full or partial amount of proceeds from the buyer or full payment from the banker if mortgaged, and (iii) the property developer granted confirmation to the PRC operating entities to issue an invoice per contract. The Group recognizes revenue net of value added taxes (“VAT”).

The Group did not handle any monetary transactions nor act as an escrow intermediary between the developers and the buyers. Certain sales contracts allowed developers to withhold certain percentage of the total commission for a certain period as a risk fund to cover potential damages caused by sales activities of the PRC operating entities. In these circumstances, the PRC operating entities would not determine that its performance obligations had been fulfilled until the withholding period had passed. Since the amount being withheld was the risk of loss from the sales transaction, the Group recorded the amount withheld by developers as deferred income and would recognize the income when the withholding period had passed, and the amount withheld was confirmed by the developers.

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

The Group engages in the hotel business through its UK subsidiaries, which began operations in May 2023. Revenue from hotel operations is recognized in accordance with ASC 606. Revenue is recognized when control of goods and services is transferred to the customer, typically at the point in time when the customer consumes or utilizes the services provided by the Group’s hotels. The Group’s revenue streams from hotel operations primarily consist of room sales, food and beverage services, event space rentals, and other ancillary services. The revenue recognition for these streams is as follows:

1.

Room Sales: Revenue from room sales is recognized over the duration of the customer’s stay, as control of the lodging service is transferred to the customer during the stay. Revenue is allocated to each night’s stay based on the agreed-upon room rate.

2.

Food and Beverage Services: Revenue from food and beverage services is recognized at the point in time when the food and beverages are served to the customer. Revenue is based on menu prices and is recognized as the customer consumes the items.

3.

Event Space Rentals: Revenue from event space rentals is recognized at the point in time when the event space is made available to the customer for the event. Revenue is recognized based on the agreed-upon rental fee for the space.

4.	Ancillary Services: Revenue from other ancillary services, such as parking and recreational facilities, is recognized at the point in time when the service is provided to the customer.

The transaction price for each contract is determined based on the consideration agreed upon with the customer. If contracts include multiple performance obligations, the transaction price is allocated to each performance obligation based on their relative standalone selling prices.

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

The Group’s major source of income was real estate agent commissions before December 31, 2022. Revenue from real estate agent income accounted for 0%, 29%, and 96%, of the Group’s total consolidated revenue for the years ended December 31, 2024, 2023, and 2022, respectively. Geographically, revenue was primarily generated in the PRC market before December 31, 2022. Revenue generated in the PRC accounted for 0%, 29%, and 96% of the Group’s total consolidated revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

The Group’s major income source was the hotel and rental management business after December 31, 2022. Revenue from the hotel and rental management business accounted for 100% and 71% of the Group’s total consolidated revenue for the years ended December 31, 2024 and 2023, respectively.

Geographically, revenue was primarily generated in the UK market after December 31, 2022. Revenue generated in the UK accounted for 100% and 71% of the Group’s total consolidated revenue for the years ended December 31, 2024 and 2023, respectively. The value of the Group’s assets located in the UK has increased since 2021. The value of the assets located in the UK accounted for 100%, 95%, and 79% of the Group’s total consolidated assets as of December 31, 2024, 2023, and 2022, respectively.

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

The UK government charges VAT on business services and commission. The standard VAT rate is 20%. All income of Mansions in UK will be subject to VAT. The Company accrues VAT payable when revenue is recognized.

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

Marketing and Advertising Expenses

Marketing and advertising expenses consist primarily of marketing planning fees and advertisements expenses used for targeted property sales. The Group expenses all marketing and advertising costs as incurred and records these costs within “Selling expenses” on the consolidated statements of operations when incurred. The Group incurred no such expenses for the years ended December 31, 2024, 2023, and 2022, respectively.

Income Taxes

The PRC operating entities’ operation in China was governed by the income tax laws of the PRC. The Chinese Corporate Income Tax applies to all companies in China, foreign owned and Chinese owned. It is levied on company profits at a rate of 25%.

The UK subsidiaries’ operation in UK is governed by the income tax laws of the UK. The normal rate of corporation tax is 19% for the financial year beginning April 1, 2022. From 1 April 2023, the main rate of corporation tax increased from 19% to 25%, and a new 19% small profits rate of corporation tax was introduced for companies whose profits do not exceed 50,000 pounds sterling (GBP).

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

The Group only recognizes tax liabilities related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the Group recognizes the largest amount of tax liabilities that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. There were no such tax liabilities recognized in the accompanying consolidated financial statements. The Group records interest and penalties as a component of income tax expense. There were no such interest and penalties for the years ended December 31, 2024, 2023, and 2022.

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

As of December 31, 2022, the Company had a total of 126,082 units of underwriter’s warrants outstanding, exercisable at a price of $6.25 per warrant. The closing price of the Company’s Ordinary Shares was $1.51 as of December 31, 2022. Since the exercise price of the warrants exceeded the share price, the warrants had no dilutive impact. The Company incurred net losses for the year ended December 31, 2022. Consequently, all potentially dilutive securities were excluded from the computation of diluted shares outstanding, as they would have had an anti-dilutive effect. The underwriter’s warrants expired on November 13, 2023.

As of December 31, 2024, the Company had a total of 15,975,012 units of Series A warrants outstanding, exercisable at a price of $0.216 per warrant. The closing price of the Company’s Ordinary Shares was $0.20 as of December 31, 2024. Since the exercise price of the warrants exceeded the share price, the warrants had no dilutive impact. In addition, the Company incurred net losses for the year ended December 31, 2024. Consequently, all potentially dilutive securities were excluded from the computation of diluted shares outstanding, as they would have had an anti-dilutive effect. The Series A warrants are set to expire on March 18, 2027.

	2024		2023	2022
Numerator for earnings per share:
Net income (loss) attributable to the Company’s ordinary shareholders		$(3,189,205)	$(1,160,446)	$(2,154,084)
Denominator for basic and diluted earnings per share:		—	—	—
Basic and weighted average ordinary shares		14,688,872	11,675,216	11,675,216
Per share amount		—	—	—
Per share - basic and diluted	$	（0.22)	$(0.10)	$(0.18)

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

Foreign Currency Translation

The Company’s principal operations are based in the UK, and, before the fiscal year ended December 31, 2024, also in the PRC. Its financial position and operational results are determined by using GBP as functional currencies, and by using RMB, before the fiscal year ended December 31, 2024. However, the consolidated financial statements are presented in U.S. Dollars. Foreign currency-denominated results of operations and cash flows are translated at the average exchange rate during the reporting period. Assets and liabilities in foreign currencies are translated at the exchange rate in effect at the balance sheet date, while equity in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Consequently, amounts reported on the consolidated statements of cash flows may not align precisely with changes in corresponding balances on the consolidated balance sheets. Translation adjustments resulting from period-to-period exchange rate fluctuations are included as a separate component of accumulated other comprehensive income (loss) in the consolidated balance sheets and statements of changes in shareholders’ equity.

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing on the transaction dates. Any resulting gains or losses are recognized in the results of operations as they occur. For the fiscal years ended December 31, 2024, 2023 and 2022, transaction gains of $80,603, $18,762, and $43,548, respectively, were recorded in the consolidated statements of operations and comprehensive income (loss).

The following table outlines the currency exchange rates used in the consolidated financial statements:

	December 31,	December 31,	December 31,
	2024	2023	2022
1 US$ = RMB
At end of the period - RMB	7.2993	7.0999	6.8987
Average rate for the period ended - RMB	7.1957	7.0809	6.7347

1 US$ = GBP
At end of the period - GBP	0.7987	0.7847	0.8315
Average rate for the period ended - GBP	0.7824	0.8039	0.8121

Concentration Risk

The Company’s subsidiary in the UK has bank accounts in the UK. Customer deposits held by banks, building societies and credit unions (including in Northern Ireland) in UK establishments that are authorized by the Prudential Regulation Authority (PRA) are protected by the Financial Services Compensation Scheme (FSCS) up to GBP85,000, which was approximately $106,000. The Company’s total unprotected cash in bank amounted to approximately $1,701,000 and $368,000, as of December 31, 2024 and 2023, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

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

Recently Issued Accounting Pronouncements

The Group considers the applicability and impact of all ASUs. The ASUs not listed below were assessed and determined to be either not applicable or are expected to have a minimal impact on the Group’s consolidated financial position and/or results of operations.

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

On November 4, 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (DISE), which requires disaggregated disclosure of income statement expenses for public business entities. The DISE does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. DISE is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within annual reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. Early adoption is permitted. The adoption of this standard will have no material impact on the Group’s consolidated financial statements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is Fernie Castle, Letham, Cupar, Fife, KY15 7RU, United Kingdom.

Name	Age	Position(s)
Siping Xu	47	Chief Executive Officer, Chairman, and Director
Mengnan Wang	45	Chief Financial Officer
Yuan Gong	52	Director
Zhenlei Hu	53	Independent Director
Liding Sun	53	Independent Director
Wei Guan	55	Independent Director

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

Mr. Yuan Gong has served as our director since October 28, 2024. Mr. Gong served as the Chief Financial Officer of Tungray Technologies Inc (Nasdaq: TRSG) from February 2023 to September 2024. Mr. Gong has served as an advisor for Weitian Group since December 2020. Previously, he served as the Chief Financial Officer of Guoyi Capital Management Co., Ltd. from January 2018 to September 2020. Before that, he served as a Partner at Jessie International LLC between March 2008 and December 2017. From December 2009 to December 2011, he served as the Chief Financial Officer in China Energy Corp., which is a client of Jessie International Consulting (“Jessie International”). From July 2008 to December 2009, he was the Vice President in Capital Markets for China Integrated Energy, which was also a client of Jessie International. From September 2007 to March 2008, he was the Board Secretary and Director of Investor Relations of Xinyuan Real Estate Co., Ltd. (NYSE: XIN). Mr. Gong graduated from Peking University in 1997 with a Bachelor of Art degree in English Language and from the University of Delaware in 2003 with an MBA. He is a Chartered Financial Analyst.

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

B.	Compensation of Directors and Executive Officers

On May 31, 2024, the Company issued 1,175,920 shares to thirteen employees and officers as part of their 2024 compensation package. Of the 1,175,920 shares issued, 285,960 shares were allocated to the executive officers, with a total value of $363,169.

For the year ended December 31, 2024, we paid an aggregate of $31,874 as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of directorship. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers.

Employment Agreements

On May 28, 2018, we entered into employment agreements with our executive officers. Pursuant to employment agreements, the form of which was filed as Exhibit 10.3 to our F-1 registration statement filed with the SEC on August 13, 2018, we agreed to employ each of our executive officers for three years, which will be automatically renewed unless either party gives the other party a three-month written notice to terminate the agreement prior to the end of the current employment term or the agreement is earlier terminated. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

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

D.Employees

As of December 31, 2024, 2023, and 2022, we had 0, 11, and 11, employees for Mingda Tianjin and its branch offices, which are all located in the PRC. As of December 31, 2024, 2023, and 2022, we had two, three, and one employees for our UK subsidiaries, respectively. None of our employees are subject to collective bargaining agreements governing their employment with us. We believe our employee relations are good.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 26,716,523 Ordinary Shares outstanding as of the date of this annual report.

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

	Ordinary Shares
	Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Siping Xu(2)	10,338,205	38.70%
Mengnan Wang(3)	151,480	0.57%
Zhenlei Hu	—	—%
Liding Sun	—	—%
Yuan Gong	—	—%
Wei Guan	—	—%

All directors and executive officers as a group (six persons):	10,489,685	39.26%

5% Shareholders(1):
Siping Xu(2)	10,338,205	38.70%
(1)	Unless otherwise indicated, the business address of each of the individuals is Fernie Castle, Letham, Cupar, Fife, KY15 7RU, United Kingdom.
(2)	Mr. Siping Xu, our Chief Executive Officer and chairman of the Board, is also the 100% owner of MDJH LTD, which holds 10,200,000 Ordinary Shares. Mr. Siping Xu also holds 138,205 Ordinary Shares directly.
(3)	Mr. Mengnan Wang is the 100% owner of MNCC LTD, which holds 10,000 Ordinary Shares. Mr. Mengnan Wang also holds 141,480 Ordinary Shares directly.

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

We did not have any material transactions with related parties in 2024, 2023, and 2022.

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

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, MDJH Hong Kong, our UK subsidiary, MD UK, our German subsidiary, MD German, and our Japanese subsidiary, MD Japan. MDJH Hong Kong will rely on payments made from WFOE; MD UK will rely on payments from its subsidiaries Mansions and Fernie Castle Culture. Our German subsidiary, MD German, and Japanese subsidiary, MD Japan, have not commenced operation yet and have not established any payment arrangements with us as of the date of this report.

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

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our Affiliated Entities in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Ordinary Shares.

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

Our Ordinary Shares had been listed on the Nasdaq Capital Market since January 8, 2019 under the symbol “MDJH.” On December 3, 2024, we changed the symbol of our Ordinary Shares to “UOKA.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Ordinary Shares had been listed on the Nasdaq Capital Market since January 8, 2019 under the symbol “MDJH.” On December 3, 2024, we changed the symbol of our Ordinary Shares to “UOKA.”

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

We are an exempted company incorporated in the Cayman Islands and conduct our business operations through the UK subsidiaries in the UK. Prior to 2024, we also conducted our business operations through the PRC operating entities in the PRC.

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

Thus, the dividends, if and when payable by our PRC subsidiary to its offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by WFOE to the offshore parent entity located in Hong Kong, would be subject to a 5% withholding tax rather than the statutory rate of 10%, provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. Our effective income tax rate was 0%, (1.65)%, and 0%, for the years ended December 31, 2024, 2023, and 2022, respectively. As a result, $0, $0, and $0 income tax were accrued for the years ended December 31, 2024, 2023, and 2022. Deferred tax adjustments of $0, $10,835, and $3,020, were recognized for the years ended December 31, 2024, 2023, and 2022, respectively.

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

Our company paid an EIT rate of 25% for Mingda Tianjin. The EIT was calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.  Non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Taxation

Under Hong Kong tax laws, the statutory income tax rate is 16.5%. Subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

MDJH Hong Kong was incorporated in Hong Kong and does not conduct any substantial operations of its own. As such, under the Hong Kong tax laws, MDJH Hong Kong is exempted from income tax on its foreign-derived income and is not subject to withholding taxes on remittance of dividends. Since MDJH Hong Kong did not have any assessable profits for the years ended December 31, 2024, 2023, and 2022, no provision for Hong Kong profits tax has been made in the financial statements.

The United Kingdom Taxation

A UK company is subject to UK corporation tax on its income profits and capital profits. The rate of corporation tax for all companies is currently 19%. MD UK, Mansions, and Fernie Castle Culture, our UK subsidiaries, are registered in England and Wales and are subject to the 19% corporation tax, 20% of VAT, and employee’s income tax. The effective rate was 0%, 0%, and (1.65)% for the years ended December 31, 2024, 2023, and 2022, respectively. The deferred tax adjustment was $nil, $nil, and $3,020 in 2024, 2023, and 2022, respectively.

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

We have previously filed with the SEC our registration statements on Form F-3 (File No. 333-282701) and our registration statements on Form F-1 (File Number 333-226826), as amended.

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

The Company’s subsidiaries in the UK have bank accounts in the UK. Customer deposits held by banks, building societies and credit unions in UK establishments that are authorized by the Prudential Regulation Authority (PRA) (including in Northern Ireland) are protected by the Financial Services Compensation Scheme (FSCS) up to GBP85,000, which was approximately $106,000. The Company’s total unprotected cash in bank amounted to approximately $1,701,000 and $368,000, as of December 31, 2024 and 2023, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts. Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by our assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by our assessment of customers’ creditworthiness and ongoing monitoring of outstanding balances.

The Group maintains cash and cash equivalents with various commercial banks within the PRC. The Company has not experienced any losses in the PRC bank accounts and believes it is not exposed to any risks with respect to its cash held in PRC banks.

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

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	Carrying
	Amount as of
	December 31,	One Year or
Non-derivative financial instruments	2024 in US$	Less	Over One Year
Trade and other payables	$200,208	$200,208	$—
Deferred income	1,270	1,270	—
Series A warrants liabilities *	1,424,932	1,424,932	—
Total	$1,626,410	$1,626,410	$—
*As of December 31, 2024, the Company had 15,975,012 Series A warrants outstanding, which were issued in connection with the private placement completed on September 18, 2024 and are set to expire on March 18, 2028. The Company classifies these outstanding warrants as liabilities on the balance sheet due to their derivative characteristics. The warrants are initially measured at fair value upon issuance and are subsequently remeasured at each reporting date, with changes in fair value recognized in the statement of operations. As of December 31, 2024, the fair value of the warrant liabilities was $1,424,932, which is presented as a current liability on the balance sheet.

Interest Rate Risk

We have not used derivative financial instruments to hedge interest risk. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 0.2%, 0.2%, and 2.0%, in 2024, 2023, and 2022, respectively. According to the Office for National Statistics, the consumer price index in the UK increased by 3.3%, 6.8%, and 7.9%, in 2024, 2023, and 2022, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China or in the UK. If inflation rises, it may materially and adversely affect the PRC operating entities or the UK subsidiaries and our business.

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

Use of Proceeds

Registration Statement on Form F-1, as amended (File Number 333-226826)

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

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2024 were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

	For the Years Ended December 31,
	2024	2023
Audit fees (1)	$310,500	$242,500
Audit-Related fees (2)	—	—
Tax fees (3)	—	—
All other fees (4)	—	—
Total	$310,500	$242,500
(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of our comparative interim condensed financial statements.
(2)	Audit-related fees mean the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under audit fees above.
(3)	Tax fees mean the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(4)	All other fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

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
1.1

Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

1.2

Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

2.1

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

2.2

Description of the rights of each class of securities registered (incorporated by reference to Exhibit 2.2 of our Annual Report on Form 20-F (file No. 001-38768) filed with the Securities and Exchange Commission on April 19, 2022)

2.3

Form of indenture with respect to senior debt securities, to be entered into between registrant and a trustee acceptable to the registrant, if any (incorporated by reference to Exhibit 4.6 of our Registration Statement on Form F-3/A (file No. 333-261347) filed with the Securities and Exchange Commission on January 28, 2022)

2.4

Form of indenture with respect to subordinated debt securities, to be entered into between registrant and a trustee acceptable to the registrant, if any (incorporated by reference to Exhibit 4.7 of our Registration Statement on Form F-3/A (file No. 333-261347) filed with the Securities and Exchange Commission on January 28, 2022)

4.1

Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

4.2

Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

4.3

MDJM LTD 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form S-8 (file No. 333-278269) filed with the Securities and Exchange Commission on March 27, 2024)

4.4

Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of our Report of Foreign Private Issuer on Form 6-K (file No. 001-38768) filed with the Securities and Exchange Commission on September 19, 2024)

4.5

Placement Agency Agreement dated September 11, 2024 (incorporated by reference to Exhibit 10.2 of our Report of Foreign Private Issuer on Form 6-K (file No. 001-38768) filed with the Securities and Exchange Commission on September 19, 2024)

4.6

Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 of our Report of Foreign Private Issuer on Form 6-K (file No. 001-38768) filed with the Securities and Exchange Commission on September 19, 2024)

4.7

Agreement for Termination of the Exclusive Business Cooperation Agreement dated March 1, 2025 (incorporated by reference to Exhibit 10.1 of our Report of Foreign Private Issuer on Form 6-K (file No. 001-38768) filed with the Securities and Exchange Commission on March 7, 2025)

4.8

Agreement for Termination of the Exclusive Option Agreement dated March 1, 2025 (incorporated by reference to Exhibit 10.2 of our Report of Foreign Private Issuer on Form 6-K (file No. 001-38768) filed with the Securities and Exchange Commission on March 7, 2025)

4.9

Form of Agreement for Termination of Share Pledge Agreement and a schedule of all executed Agreements for Termination of Share Pledge Agreement adopting the same form (incorporated by reference to Exhibit 10.3 of our Report of Foreign Private Issuer on Form 6-K (file No. 001-38768) filed with the Securities and Exchange Commission on March 7, 2025)

8.1*	List of subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

11.2*	Insider Trading Policy of the Registrant
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 **	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of RBSM LLP
15.2*	Consent of Beijing ANLI (Tianjin) Partners
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 of our Annual Report on Form 20-F (file No. 001-38768) filed with the Securities and Exchange Commission on April 29, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Schema Document
101.DEF*	Inline XBRL Taxonomy Extension Schema Document
101.LAB*	Inline XBRL Taxonomy Extension Schema Document
101.PRE*	Inline XBRL Taxonomy Extension Schema Document
104*	Statements, tagged as blocks of text and including detailed tags Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MDJM LTD

	By:	/s/ Siping Xu
Siping Xu
Chief Executive Officer,
Chairman of the Board of Directors

Date: April 14, 2025

MDJM LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MDJM LTD

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MDJM LTD, its subsidiaries and consolidated variable interest entities (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

We did not identify any critical audit matters during the course of our audit for the year ended December 31 2024.

/s/ RBSM LLP

We have served as the Company’s auditors since 2018.

New York, New York
April 14, 2025

MDJM LTD and Subsidiaries

Consolidated Balance Sheets

	As of December 31,
	2024	2023

Assets

Current Assets
Cash, cash equivalents, and restricted cash	$1,826,834	$503,505
Accounts receivable, net of allowance for CECL - trade receivable of $134,960 and $47,199 respectively	—	164,170
Prepaid expenses	116,877	11,765
Other receivables	482	3,069
Total Current Assets	1,944,193	682,509

Property and equipment, net	3,249,686	3,307,371

Non-Current Assets

Intangible assets - trademarks	8,924	—
VAT credit	5,198	9,362
Total Other Assets	14,122	9,362

Total Assets	$5,208,001	$3,999,242

Liabilities and Equity

Current Liabilities:
Accounts payable and accrued liabilities	$196,813	$101,969
Due to related party	3,395	—
Deferred income	1,270	20,068
Series A warrants liabilities	1,424,932	—
Total Current Liabilities	1,626,410	122,037

Total Liabilities	1,626,410	122,037
Equity:
Ordinary shares: 50,000,000 shares authorized, par value: $0.001 per share, 25,216,523 and 11,675,216 shares issued and outstanding as of December 31, 2024 and 2023, respectively	25,217	11,675
Additional paid in capital	9,870,996	6,845,394
Statutory reserve	327,140	327,140
Retained deficit	(6,552,641)	(3,363,436)
Accumulated other comprehensive (loss) income	(89,121)	56,432
Total Shareholders’ Equity	3,581,591	3,877,205
Total Liabilities and Equity	$5,208,001	$3,999,242

The accompanying notes are an integral part of these consolidated financial statements.

MDJM LTD and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Years Ended December 31,

	2024	2023	2022

Revenue	$48,375	$144,863	$450,634

Operating Expenses:
Selling expenses	—	63	10,219
Payroll, payroll taxes and others	1,792,080	572,240	1,370,972
Professional fees	453,846	525,625	555,657
Depreciation and amortization	75,501	76,246	36,243
Allowance (recovery) for trade receivable	134,960	(159,509)	165,464
Other general and administrative	381,903	454,355	261,610
Total Operating Expenses	2,838,290	1,469,020	2,400,165

Loss From Operations	(2,789,915)	(1,324,157)	(1,949,531)

Other Income (Expense):
Gain (loss) on disposal of asset	(1,369)	(12)	10,954
Gain on foreign currency transactions	80,603	18,762	43,548
Gain (loss) on deconsolidation	14,404	—	(240,431)
Loss on valuation of warrants	(493,274)	—	—
Interest (expense) income	—	16,476	(31,615)
Other income	346	139,320	16,011
Total Other (Expense) Income	(399,290)	174,546	(201,533)

Loss Before Income Tax	(3,189,205)	(1,149,611)	(2,151,064)
Income tax	—	(10,835)	(3,020)
Net Loss	$(3,189,205)	$(1,160,446)	$(2,154,084)

Net loss per ordinary share - basic and diluted	$(0.22)	$(0.10)	$(0.18)

Weighted-average shares outstanding, basic and diluted	14,688,872	11,675,216	11,675,216

Comprehensive Income (Loss):
Net loss	$(3,189,205)	$(1,160,446)	$(2,154,084)
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustments	(145,553)	108,520	(101,200)
Total other comprehensive loss	$(3,334,758)	$(1,051,926)	$(2,255,284)

The accompanying notes are an integral part of these consolidated financial statements.

MDJM LTD and Subsidiaries

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2024, 2023, and 2022

						Accumulated
	Ordinary Shares					Other
	Number of	Amount of	Additional Paid in		Retained	Comprehensive	Noncontrolling
	Ordinary Shares	Ordinary Shares	Capital	Statutory Reserve	Earnings (Deficits)	Income (Loss)	Interest	Total Equity
Balance – December 31, 2021	11,675,216	$11,675	$6,845,394	$327,140	$(282,791)	$62,903	$(6,905)	$6,957,416
Comprehensive income (loss):
Acquired noncontrolling interest	—	—	—	—	(7,048)	143	6,905	—
Deconsolidation of Suzhou	—	—	—	—	240,933	(13,934)	—	226,999
Net loss	—	—	—	—	(2,154,084)	—	—	(2,154,084)
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	—	—	—	—	—	(101,200)	—	(101,200)
Balance – December 31, 2022	11,675,216	$11,675	$6,845,394	$327,140	$(2,202,990)	$(52,088)	$—	$4,929,131
Comprehensive income (loss):
Net loss	—	—	—	—	(1,160,446)	—	—	(1,160,446)
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	—	—	—	—	—	108,520	—	108,520
Balance – December 31, 2023	11,675,216	$11,675	$6,845,394	$327,140	$(3,363,436)	$56,432	$—	$3,877,205
Share-based compensation May 14, 2024	23,360	23	24,738	—	—	—	—	24,761
Share-based compensation to employees May 31, 2024	889,960	890	1,129,359	—	—	—	—	1,130,249
Share-based compensation to executive officers May 31, 2024	285,960	286	362,883	—	—	—	—	363,169
Share-based compensation August 26, 2024	23,360	24	26,140	—	—	—	—	26,164
Private placement September 18, 2024	2,722,224	2,722	403,953	—	—	—	—	406,675
Exercise of Series B Warrants	8,557,554	8,558	765,771	—	—	—	—	774,329
Exercise of Series A Warrants	1,038,889	1,039	312,758	—	—	—	—	313,797
Comprehensive income (loss):
Net loss	—	—	—	—	(3,189,205)	—	—	(3,189,205)
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	—	—	—	—	—	(145,553)	—	(145,553)
Balance - December 31, 2024	25,216,523	$25,217	$9,870,996	$327,140	$(6,552,641)	$(89,121)	$—	$3,581,591

The accompanying notes are an integral part of these consolidated financial statements.

MDJM LTD and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31,

	2024	2023	2022

Cash Flows from Operating Activities:
Net loss	$(3,189,205)	$(1,160,446)	$(2,154,084)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	75,501	76,246	36,243
(Recovery) allowance for CECL - trade receivable	134,960	(159,509)	165,464
(Gain) loss on foreign currency transactions	(80,603)	(18,762)	(43,548)
Gain on conversion of functional currency from US $ to GBP - MD Local	—	(80,887)	—
Loss (gain) on sale of assets	1,369	12	(10,954)
Loss on valuation of warrants	493,274	—	—
(Gain) loss on deconsolidation	(14,404)	—	240,431
Share-based compensation	1,130,249	—	—
Share-based compensation to executive officers	363,169	—	—
Non cash interest expense	—	(5,026)	21,241
Changes in deferred tax assets	—	10,835	3,020
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivables	9,374	935,537	815,839
Decrease (increase) in other receivables	2,536	(2,051)	(2,788)
Decrease (increase) in prepaid expense	(107,295)	15,726	5,914
(Decrease) increase in accounts payable and accrued expenses	113,976	(207,250)	(537,442)
(Decrease) increase in VAT and other tax payable	4,424	(5,637)	(125,453)
Increase in related party payable	3,444	—	—
(Decrease) increase in deferred income	(1,486)	1,847	(1,000)
Net Cash Used in Operating Activities	(1,060,717)	(599,365)	(1,587,117)

Cash Flows from Investing Activities:
Acquisition of real property and improvements in UK	—	—	(3,095,291)
Purchase of fixtures,office equipment and improvements	(35,748)	(106,544)	(45,507)
Proceeds from disposal of assets	—	1,384	30,607
Loan repayment received	—	66,376	742
Net Cash (Used in) Investing Activities	(35,748)	(38,784)	(3,109,449)

Cash Flows from Financing Activities:
(Repayment) proceeds from short term loans	—	(363,089)	381,754
Proceeds from private placement	2,450,002	—	—
Costs of private placement	(256,500)	—	—
Proceeds from exercise Series A and B Warrants	232,958	—	—
Net Cash (Used in) Provided by Financing Activities	2,426,460	(363,089)	381,754

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(6,666)	71,585	4,288

Net decrease in cash, cash equivalents and restricted cash	1,323,329	(929,653)	(4,310,524)
Cash, cash equivalents, and restricted cash – beginning of the period	503,505	1,433,158	5,743,682
Cash, cash equivalents, and restricted cash – end of the period	$1,826,834	$503,505	$1,433,158

Cash and cash equivalents	$1,826,641	$499,654	$1,358,838
Restricted foreign currency	193	3,851	74,320
Total cash, cash equivalents, and restricted cash	$1,826,834	$503,505	$1,433,158

Supplemental Disclosure Cash Flow Information:
Cash paid for:
Interest	$—	$—	$5,256
Income taxes	$—	$—	$—

Non-cash investing and financing activities
Share-based compensation applied to construction in progress	$50,925	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

MDJM LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

MDJM LTD (the “Company” or “MDJM”) was incorporated on January 26, 2018 under the laws of the Cayman Islands as an exempted company originally named MDJLEAD LTD. On May 7, 2018, the Company adopted its current name, MDJM LTD. Prior to 2023, the Company, through its subsidiaries and its consolidated variable interest entity (the “VIE”), was primarily engaged in providing comprehensive services throughout the life cycle of residential real estate projects in the People’s Republic of China (the “PRC”). These services included primary real estate agency, consulting, and the training and evaluation for primary agency sales (see Note “Subsequent Events”). Since 2022, the Company has diversified its business into the hospitality industry by purchasing and managing hotel and restaurant businesses in the United Kingdom (the “UK”). In that year, through its UK subsidiaries, the Company acquired two UK real estate properties, among which one is currently undergoing remodeling to be transformed into a hotel with restaurant facilities, and the other was open to the public in March 2023.

The Company, its subsidiaries, and the consolidated VIE are collectively referred to as the “Group.” Where appropriate, the terms “we,” “our,” or “us” also refer to MDJM or the Company and its subsidiaries and the consolidated VIE as a whole.

Ownership and Control Structure

MDJM wholly owns MDJCC Limited (“MDJM Hong Kong”), which was incorporated on February 9, 2018 under the laws of Hong Kong. MDJM Hong Kong holds a 100% ownership interest in Beijing Mingda Jiahe Technology Development Co., Ltd. (“Mingda Beijing”), a limited liability company organized on March 9, 2018 under the laws of the People’s Republic of China (the “PRC”). Mingda Beijing is classified as a wholly foreign-owned enterprise (“WFOE”).

On April 28, 2018, Mingda Beijing entered into a series of contractual arrangements, commonly referred to as a variable interest entity structure, with Tianjin Mingda Jiahe Real Estate Co., Ltd. (“Mingda Tianjin” or the “VIE”). Mingda Tianjin, a limited liability company organized on September 25, 2002 under the laws of the PRC, changed its name to Mingdajiahe (Tianjin) Co., Ltd. on February 2, 2021. Mingda Tianjin conducted MDJM’s primary business operations in China prior to 2023 (see Note “Subsequent Events”).

MDJM wholly owns MD Local Global Limited (“MDJM UK”), which was incorporated in the UK under the Companies Act 2006 as a private company on October 28, 2020. It is registered in England and Wales. MDJM UK holds a 100% ownership interest in Mansions Catering and Hotel Ltd (“Mansions”), formerly known as Mansions Estate Agent Ltd, which was incorporated under the laws of England on June 15, 2021, to engage in hotel management and hospitality services.

At the time of Mansions’ incorporation, MDJM UK held a 51% equity interest, Ocean Tide Wealth Limited, a specialist mortgage broker in the United Kingdom, held 41%, and the remaining 8% was held by Mingzhe Zhang, an individual shareholder. On May 20, 2022, MDJM UK acquired Ocean Tide Wealth Limited’s 41% ownership interest for a consideration of one British pound sterling. On the same date, MDJM UK also acquired Mingzhe Zhang’s 8% ownership interest for a consideration of one British pound sterling. Following these acquisitions, MDJM UK now holds 100% ownership of Mansions.

MDJM wholly owns Fernie Castile Culture Limited (“FCC”), which was incorporated in the UK on August 22, 2023. FCC is expected to engage in the management and development of the “Fernie” brand, including related products and services. Since its incorporation, FCC has not conducted significant business activities and has not generated any revenue.

MD Lokal Global GmbH (“MD German”) is a wholly owned subsidiary of MDJM, incorporated on February 16, 2022, under the laws of Germany. Since its establishment, MD German has not conducted significant business activities and has not generated any revenue.

Mingda Jiahe Development Investment Co., Ltd. (“MD Japan”) is a wholly owned subsidiary of MDJM, incorporated on January 14, 2022, under the laws of Japan. Since its establishment, MD Japan has not conducted significant business activities and has not generated any revenue.

VIE Arrangements

PRC regulations prohibit or restrict foreign ownership of companies that provide services in certain industries. To comply with these regulations, on April 28, 2018, Mingda Beijing entered into a series of contractual arrangements with Mingda Tianjin and shareholders of Mingda Tianjin (collectively, the “VIE Agreements”). Due to PRC legal restrictions on foreign ownership in the real estate sector, neither the Company nor its subsidiaries owned any equity interest in Mingda Tianjin. Instead, for accounting purposes, the Company controlled and received the economic benefits of Mingda Tianjin’s business operation through the VIE Agreements, which enabled the Company to consolidate the financial results of the VIE and its subsidiaries in the Company’s consolidated financial statements under the generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Agreements that Transfer Economic Benefits of Mingda Tianjin

On April 28, 2018, Mingda Beijing entered into an “Exclusive Business Cooperation Agreement” (the “Business Agreement”) with Mingda Tianjin. Pursuant to the Business Agreement, Mingda Beijing would provide a series of consulting and technical support services to Mingda Tianjin and was entitled to receive 100% of Mingda Tianjin’s net income after deduction of required PRC statutory surplus reserve as a service fee. The service fee was paid annually or at any such time agreed by Mingda Beijing and Mingda Tianjin. The term of this Business Agreement was valid for 10 years upon execution of the agreement and may be extended or terminated prior to the expiration date at the will of Mingda Beijing. Unless expressly provided by the Business Agreement, without prior written consent of Mingda Beijing Mingda Tianjin may not engage any third party to provide the services offered by Mingda Beijing under the agreement.

Agreements that Enable the Company to Control and Receive the Economic Benefits of Mingda Tianjin’s Business Operation for Accounting Purposes

On April 28, 2018, each of the shareholders of Mingda Tianjin entered into an “Exclusive Option Agreement” (collectively, the “Option Agreements”) with Mingda Beijing. Pursuant to the Option Agreements, each of the shareholders of Mingda Tianjin granted an irrevocable and unconditional option to Mingda Beijing or its designees to acquire all or part of such shareholder’s equity interests in Mingda Tianjin at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in Mingda Tianjin would be equal to the registered capital of Mingda Tianjin, and if PRC law required the consideration to be greater than the registered capital, the consideration would be the minimum amount as permitted by PRC law. The Option Agreements were valid for 10 years upon execution of the agreements and may be extended prior to the expiration date at will by Mingda Beijing.

On April 28, 2018, each of the shareholders of Mingda Tianjin also entered into a “Share Pledge Agreement” (collectively, the “Pledge Agreements”) with Mingda Beijing. Pursuant to the Pledge Agreements, the shareholders pledged their respective equity interests in Mingda Tianjin to guarantee the performance of the obligations of the VIE. Mingda Beijing, as pledgee, would be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the Pledge Agreements, each of the shareholders of Mingda Tianjin could not transfer, sell, pledge, dispose of, or otherwise create any new encumbrance on their respective equity interests in Mingda Tianjin without the prior written consent of Mingda Beijing. The equity pledge right would expire when the exclusive business cooperation between Mingda Beijing and Mingda Tianjin was terminated, and all service fees were paid. The equity pledges of Mingda Tianjin had been registered with the relevant local branch of the State Administration for Industry and Commerce.

The Company, through its subsidiaries and the VIE Agreements, had (1) the power to direct the activities of the VIE that most significantly affected the entity’s economic performance and (2) the right to receive benefits from the VIE. Accordingly, the Company was the primary beneficiary of the VIE and had consolidated the financial results of the VIE.

Termination of VIE Agreement

On March 1, 2025, Mingda Beijing entered into agreements of termination (the “Termination Agreements”) with the VIE and the shareholders of the VIE to terminate the VIE Agreements. Consequently, Mingda Beijing ceased providing business support and related consulting services to Mingda Tianjin and is no longer recognized as a beneficial owner of Mingda Tianjin (see Note “Subsequent Events”).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The Company’s consolidated financial statements and related notes have been prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the Securities Exchange Commission (the “SEC”).

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE. All significant inter-company accounts and transactions have been eliminated from consolidation.

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

Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include useful lives and valuation of long-lived assets, allowance for doubtful accounts, assumptions related to the consolidation of entities in which the Group holds variable interests, valuation allowance on deferred tax, valuation on stock based compensation and valuation on derivative liabilities.

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

The Group maintains cash and cash equivalents with various commercial banks in the UK. Cash held in the UK is denominated in British pound sterling and is freely transferable out of the UK.

The Group maintains cash and cash equivalents with various commercial banks within the PRC. Cash in the PRC denominated in RMB may not be freely transferable to out of the PRC because of exchange control regulations or other reasons. Such restricted cash amounted to $193 and $65 as of December 31, 2024 and 2023, respectively. The Company has not experienced any losses in the bank accounts and believes it is not exposed to any risks on its cash held in PRC banks.

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

Classification	Estimated Useful Life
Buildings and leasehold improvement	50 years
Building fixtures, furniture, and landscaping	4 to 10 years
Office Equipment and Fixtures	3 to 5 years
Software	2 or 10 years
Vehicles	4 or 5 years

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

The operating entities’ service contracts typically include the terms of parties, services to be provided, service covered period, details of service fee calculation, and terms or conditions when services are to be paid. The performance obligation of the operating entities is clearly defined as to the sale of real properties specified in the contracts. The performance obligation is satisfied when at the point of closing of the sales contract with each property buyer is completed and when the developer receives the proceeds from the sales (cash and/or bank loans). The commission fee is determined based on the total value of the property sold multiplied by the commission rate agreed upon in the contracts. The commission rates vary among developers. The payment terms also vary with certain developers dividing the contracts into several phases and making payment when a phase has been completed. These variable considerations will not change the calculation of the commission fee. The transaction price is determined based on the commission rate and properties sold.

Prior to 2023, the Group’s major revenue is generated by commission fees from selling real estate properties since its inception. Commission revenue from property brokerage is recognized when: (i) the operating entities have completed their performance obligation to sell properties per contract, (ii) the property developer and the buyer completed a property sales transaction and the developer received a full or partial amount of proceeds from the buyer or full payment from the banker if mortgaged, and (iii) the property developer granted confirmation to the operating entities to issue an invoice per contract. The Group recognizes revenue net of value-added taxes (“VAT”).

The Group did not handle any monetary transactions nor act as an escrow intermediary between the developers and the buyers. Certain sales contracts allow developers to withhold a certain percentage of the total commission for a certain period as a risk fund to cover potential damages caused by the sales activities of the operating entities. In these circumstances, the Group’s operating performance obligations are not fulfilled until the withholding period has passed. Since the amount being withheld is the risk of loss from the sales transaction, the Group records the amount withheld by developers as deferred income and will recognize the income when the withholding period has passed, and the amount withheld is confirmed by the developers.

The Group engages in the business of managing rental properties through its UK subsidiary, Mansions, which commenced operations in August 2021. Revenue from one-time referral fees paid by tenants is recognized proportionally over the lease term. The Group recognizes this revenue when both of the following conditions are met: (a) the lease agreement has been executed, and (b) the tenant has made its first payment. Mansions also provides property management services to tenants and collects service fees for these services. Management service fees are recognized on a monthly basis. Any prepayment of monthly service fees is recorded as deferred income until the related services are provided.

The Group engages in the hotel business through its UK subsidiaries, which began operations in May 2023. Revenue from hotel operations is recognized in accordance with ASC 606. Revenue is recognized when control of goods and services is transferred to the customer, typically at the point in time when the customer consumes or utilizes the services provided by the Group’s hotels. The Group’s revenue streams from hotel operations primarily consist of room sales, food and beverage services, event space rentals, and other ancillary services. The revenue recognition for these streams is as follows:

1.	Room Sales: Revenue from room sales is recognized over the duration of the customer’s stay, as control of the lodging service is transferred to the customer during the stay. Revenue is allocated to each night’s stay based on the agreed-upon room rate.
2.	Food and Beverage Services: Revenue from food and beverage services is recognized at the point in time when the food and beverages are served to the customer. Revenue is based on menu prices and is recognized as the customer consumes the items.
3.	Event Space Rentals: Revenue from event space rentals is recognized at the point in time when the event space is made available to the customer for the event. Revenue is recognized based on the agreed-upon rental fee for the space.
4.	Ancillary Services: Revenue from other ancillary services, such as parking and recreational facilities, is recognized at the point in time when the service is provided to the customer.

The transaction price for each contract is determined based on the consideration agreed upon with the customer. If contracts include multiple performance obligations, the transaction price is allocated to each performance obligation based on their relative standalone selling prices.

The Group periodically reviews its contracts to ensure that revenue recognition practices remain consistent with the principles of ASC 606. Any changes in estimates or adjustments to revenue recognition are recognized in the period in which the change or adjustment becomes known.

Segment

ASC 280 “Segment Reporting” required a public entity to report separately information about an operating segment that meets any of the following quantitative thresholds: a) its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments; b) the absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of either: 1. the combined reported profit of all operating segments that did not report a loss, or 2. the combined reported loss of all operating segments that did report a loss; or c) its assets are 10 percent or more of the combined assets of all operating segments. Operating segments that do not meet any of the quantitative thresholds may be considered reportable, and separately disclosed, if management believes that information about the segment would be useful to readers of the financial statements. A company’s operating segments are defined as components of the company that engage in business activities that generate revenue and incur expenses, and whose results are regularly reviewed by the company’s chief operating decision maker in deciding how to allocate resources and assess performance.

The Group uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments.

Business Tax and Value Added Tax (“VAT”)

The PRC government implemented a VAT reform pilot program, which replaced the business tax with VAT. Since May 2016, the changes from business tax to VAT have been expanded to all other service sectors which used to be subject to business tax. The VAT rate applicable to subsidiaries and consolidated VIE of the Company was 6%. The Company accrues VAT payable when revenue is recognized.

The UK government charges VAT on business services and commissions. The standard VAT rate is 20%. All income of the UK subsidiaries will be subject to VAT. The Company accrues VAT payable when revenue is recognized.

Marketing and Advertising Expenses

Marketing and advertising expenses consist primarily of marketing planning fees and advertisements expenses used for targeted sales. The Group expenses all marketing and advertising costs as incurred and records these costs within “Selling expenses” on the consolidated statements of operations when incurred. The Group did not incur such expenses for the years ended December 31, 2024, 2023, and 2022.

Income Taxes

The Company’s operation in China was governed by the income tax laws of the PRC. The Chinese Corporate Income Tax applies to all companies in China, foreign owned & Chinese owned. It is levied on company profits at a rate of 25%.

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

The Group only recognizes tax liabilities related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the Group recognizes the largest amount of tax liabilities that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. There were no such tax liabilities recognized in the accompanying consolidated financial statements. The Group records interest and penalties as a component of income tax expense. There were no such interest and penalties for the years ended December 31, 2024, 2023 and 2022.

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

As of December 31, 2022, the Company had a total of 126,082 units of underwriter’s warrants outstanding, exercisable at a price of $6.25 per warrant. The closing price of the Company’s ordinary shares on the Nasdaq Capital Market was $1.51 as of December 31, 2022. Since the exercise price of the warrants exceeded the share price, the warrants had no dilutive impact. The Company incurred net losses for the year ended December 31, 2022. Consequently, all potentially dilutive securities were excluded from the computation of diluted shares outstanding, as they would have had an anti-dilutive effect. The underwriter’s warrants expired on November 13, 2023.

As of December 31, 2024, the Company had a total of 15,975,012 units of Series A Warrants (defined below) outstanding, exercisable at a price of $0.216 per warrant. The closing price of the Company’s ordinary shares was $0.200 as of December 31, 2024. Since the exercise price of the warrants exceeded the share price, the warrants had no dilutive impact. In addition, the Company incurred net losses for the year ended December 31, 2024. Consequently, all potentially dilutive securities were excluded from the computation of diluted shares outstanding, as they would have had an anti-dilutive effect. The Series A Warrants are set to expire on March 11, 2027.

	December 31,
	2024	2023	2022
Numerator for earnings per share:
Net loss attributable to the Company’s ordinary shareholders	$(3,189,205)	$(1,160,446)	$(2,154,084)
Denominator for basic and diluted earnings per share:
Basic and weighted average ordinary shares	14,688,872	11,675,216	11,675,216
Per share amount
Per share – basic and diluted	$(0.22)	$(0.10)	$(0.18)

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

Foreign Currency Translation

The Company’s principal operations are based in the UK, and, prior to 2024, also in the PRC. Its financial position and operational results are determined by using GBP and RMB as functional currencies, as applicable. However, the consolidated financial statements of the Company are presented in U.S. Dollars. Foreign currency-denominated results of operations and cash flows are translated at the average exchange rate during the reporting period. Assets and liabilities in foreign currencies are translated at the exchange rate in effect at the balance sheet date, while equity in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Consequently, amounts reported on the consolidated statements of cash flows may not align precisely with changes in corresponding balances on the consolidated balance sheets. Translation adjustments resulting from period-to-period exchange rate fluctuations are included as a separate component of accumulated other comprehensive income (loss) in the consolidated balance sheets and statements of changes in shareholders’ equity. Foreign currency transactions are translated into the functional currency at the exchange rates prevailing on the transaction dates. Any resulting gains or losses are recognized in the results of operations as they occur. For the years ended December 31, 2024, 2023 and 2022, transaction gains of $80,603, $18,762, and $43,548, respectively, were recorded in the consolidated statements of operations and comprehensive income (loss).

The following table outlines the currency exchange rates used in the consolidated financial statements:

	December 31,	December 31,	December 31,
1 US$ = RMB	2024	2023	2022
At end of the period – RMB	7.2993	7.0999	6.8987
Average rate for the period ended – RMB	7.1957	7.0809	6.7347

1 US$ = GBP
At end of the period – GBP	0.7987	0.7847	0.8315
Average rate for the period ended – GBP	0.7824	0.8039	0.8121

Concentration Risk

The Company’s subsidiaries in the UK have bank accounts in the UK. Customer deposits held by banks, building societies and credit unions (including in Northern Ireland) in UK establishments that are authorized by the Prudential Regulation Authority (PRA) are protected by the Financial Services Compensation Scheme (FSCS) up to GBP85,000, which was approximately $106,000. The Company’s total unprotected cash in bank amounted to approximately $1,701,000 and $368,000, as of December 31, 2024 and 2023, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

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

Recently Issued Accounting Pronouncements

The Group considers the applicability and impact of all ASUs. The ASUs not listed below were assessed and determined to be either not applicable or are expected to have a minimal impact on the Group’s consolidated financial position and/or results of operations.

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

On November 4, 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (DISE), which requires disaggregated disclosure of income statement expenses for public business entities. The DISE does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. DISE is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within annual reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. Early adoption is permitted. The adoption of this standard will have no material impact on the Group’s consolidated financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable are primarily agent service fee receivable from the customers – real estate developers - and are recognized and carried at the amount billed to a customer, net of allowance for expected loss from doubtful accounts.

As of December 31, 2024 and 2023, accounts receivable consisted of the following:

	December 31,	December 31,
	2024	2023
Accounts receivable	$134,960	$211,369
Allowance for CECL	(134,960)	(47,199)
Accounts receivable, net	$—	$164,170

ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses to all financial assets held at amortized cost.

The CECL model requires measurement of the expected credit loss even if that risk of loss is remote. Management believes that historical collection information is a reasonable base on which to determine expected credit losses because the composition of the accounts receivable at the reporting date is consistent with that used in developing the historical credit-loss percentages. That is, the similar risk characteristics of the customers and its payment practices have not changed significantly over time. However, the foreseeable economic conditions will have a significant impact on our collectability of the accounts receivable. The Management believes that the treasury bill rate of the U.S. Treasury is a useful indicator to reflect the future cost of the credit and the trend of economic at the time of reporting. The Company combined treasury bill rate and its historical loss rate to determine the rates of expected estimated credit losses. The accounts receivable sharing similar risk characteristics be pooled when the CECL is calculated. Following CECL rates were used to calculate 2023 expected credit losses:

Age of accounts receivable	Current	31-60 days	61-90 days	91-180 days	181-365 days	Over 365 days
Historical loss rate	0.00%	0.00%	0.00%	0.00%	5.00%	20.00%
Adjustment	0.38%	0.76%	1.14%	1.26%	2.53%	4.55%
CECL rate	0.38%	0.76%	1.14%	1.26%	7.53%	24.55%

As of December 31, 2024, the Company had accounts receivable of $134,960 (RMB 971,135), primarily from one vendor. The Company initiated legal proceedings against Chengdu TEDA New City in the People’s Court of Dujiangyan City, Sichuan Province, on January 9, 2023, for breach of contract and unpaid service fees totaling approximately $257,000 (RMB 1,872,419). On March 28, 2023, the court ruled in favor of the Company, ordering Chengdu TEDA to pay the full claimed amount within 10 days. The Company received a partial payment of $124,000 (RMB 907,662) on September 1, 2023. As of December 31, 2024, the remaining balance from this vendor was still outstanding. Given the deterioration of the real estate market in China, management has determined that the Company is unlikely to recover the remaining balance. Consequently, a 100% CECL rate has been applied to accounts receivable outstanding for more than 365 days.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31,	December 31,
	2024	2023

Land and buildings	$3,059,448	$3,114,032
Building fixtures, facilities, and furniture	191,771	187,826
Leasehold improvement	20,773	21,143
Landscaping	21,653	22,039
Office Equipment and Fixtures	3,485	31,306
Auto	40,636	41,361
Construction in progress	74,569	6,372
Total Assets	3,412,335	3,424,079
Less accumulated depreciation	(162,649)	(116,708)
Net Assets	$3,249,686	$3,307,371

For the years ended December 31, 2024, 2023, and 2022, depreciation and amortization expenses were $75,501, $76,246, and $36,243, respectively.

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

MDJM Hong Kong was incorporated under the laws of Hong Kong and is subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. MDJM Hong Kong did not have significant activities in Hong Kong for the years ended December 31, 2024, 2023, and 2022.

MDJM UK and Mansions were incorporated in the UK. A UK company is subject to UK corporation tax on its income and capital profits. The normal rate of corporation tax is 19% for the financial year beginning April 1, 2021 and will be maintained at this rate for the financial year beginning April 1, 2022. From 1 April 2023, the main rate of corporation tax increased from 19% to 25%, and a new 19% small profits rate of corporation tax was introduced for companies whose profits do not exceed 50,000 pounds sterling (GBP).

The Group conducted substantially all of its business in the PRC through its VIE and subsidiaries prior to the fiscal year ended December 31, 2024. The operating entities located in the PRC were subject to PRC income taxes, a standard tax rate of 25%. At the beginning of 2019, China State Administration of Taxation issued an income tax abatement policy to small business with taxable income less than RMB 3 million, number of employees less than 300, and total assets less than RMB 50 million for the tax periods from January 1, 2019 to December 31, 2021. According to the tax abatement policy, the income tax rate was reduced to 5% for small businesses with a taxable income less than RMB 1 million, the income tax rate was reduced to 10% for small business with taxable income from RMB 1 million to RMB 3 million. In 2022, a new tax abatement policy was issued. From January 1, 2022 to December 31, 2022, the income tax rate was 2.5% for small business with taxable income under RMB 1 million; From January 1, 2022 to December 31, 2024, the income tax rate is 5% for small business with taxable income between RMB 1 million to 3 million. The Group is qualified to receive the above tax abatement.

The Group adopted ASC 740-10-25 Accounting for Uncertainty in Income Taxes and such adoption did not have any material impact on the accompanying consolidated financial statements. Prior to the fiscal year ended December 31, 2024, the Group through its Chinese subsidiary and VIE were principally engaged in the business located in the PRC and therefor, were subject to income taxes in the PRC. Tax regulations are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. All tax positions taken, or expected to be taken, continue to be more likely than not ultimately settled at the full amount claimed. The Company’s tax filings are subject to the PRC tax bureau’s examination for a period of up to five years. The Company is not currently under any examination by the PRC tax bureau.

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

The provision for income tax for the years ended December 31, 2024, 2023, and 2022 were as follows:

	2024	2023	2022
Current	$—	$—	$—
Deferred tax adjustment	—	10,835	3,020
Total income tax	$—	$10,835	$3,020

Deferred tax assets and liabilities were as follows:

	December 31,	December 31,
Deferred Tax Assets (Liabilities):	2024	2023
Accounts receivable, net	$—	$11,800
Net operating loss – China	633,856	475,900
Net operating loss - UK	148,523	110,215
Deferred tax assets	782,379	597,915
Valuation allowance	(782,379)	(597,915)
Net deferred tax assets (liabilities)	$—	$—

Reconciliation of the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2024, 2023, and 2022, respectively, were as follows:

China	2024	2023	2022
Hong Kong statutory income tax rate	16.50%	16.50%	16.50%
Valuation allowance recognized with respect to the loss in Hong Kong Company	(16.50)%	(16.50)%	(16.50)%
PRC statutory income tax rate	25.00%	25.00%	25.00%
Valuation allowance recognized with respect to the loss in PRC Company	(25.00)%	(25.00)%	(25.00)%
Effect of valuation and deferred tax adjustments	0.00%	(1.65)%	0.00%
Effective rate	0.00%	(1.65)%	0.00%

United Kingdom
UK statutory income tax rate	19.00%	19.00%	19.00%
Valuation allowance recognized with respect to the loss in UK	(19.00)%	(19.00)%	(19.00)%
Effect of valuation and deferred tax adjustments	0.00%	0.00%	(1.65)%
Effective rate	0.00%	0.00%	(1.65)%

Aggregate undistributed earnings of the Company’s subsidiaries, the VIE, and the VIE’s subsidiaries located in the PRC that were available for distribution on December 31, 2024, 2023, and 2022 were considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Company that is outside of the PRC. The Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of December 31, 2024 and 2023, the Company had not declared any dividends.

As of December 31, 2024, the Company had no significant uncertain tax positions that qualified for either recognition or disclosure in the financial statements. As of December 31, 2024, income tax returns for the tax years ended December 31, 2019 through December 31, 2023 remained open for statutory examination by PRC tax authorities.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s consolidated financial statements as of December 31, 2024. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases in its liability for unrecognized tax benefit within the next 12 months.

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2024 and 2023.

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following as of December 31, 2024 and 2023:

	2024	2023

Payroll and social security payable	$182,118	$82,494
Bonus payable	—	18,603
Other payables and accrued liabilities	14,695	872
Total Accounts Payable and Accrued Liabilities	$196,813	$101,969

NOTE 7 – LEASES

On January 1, 2023, Mansions signed a lease agreement with MDJM UK to rent the “Fernie Castle,” a property owned by MDJM UK, as the site of a hotel. The rent is approximately $233,000 (GBP182,500), VAT exclusive, per annum. The rent is paid monthly on the 25th day of the month. Mansions is responsible for its operation expenses, building maintenance, and repair of the property rented. The lease has no definite termination date but can be terminated by either party by submitting one-month notice in advance without penalty. If the lease is terminated, the rented property will be returned to MDJM UK.

On January 1, 2023, Mansions signed a lease agreement with MDJM UK to rent the “Robin Hill,” a property owned by MDJM UK, as the site of a hotel. The rent is approximately $193,000 (GBP151,000), VAT exclusive, per annum. The rent is paid monthly on the 25th day of the month. Mansions is responsible for its operation expenses, building maintenance, and repair of the property rented. The lease has no definite termination date but can be terminated by either party by submitting one-month notice in advance without penalty. If the lease is terminated, the rented property will be returned to MDJM UK.

Mansions and MDJM UK are related companies under common control. ASC 842 requires entities to determine whether a related-party arrangement between entities under common control is a lease on the basis of the legally enforceable terms and conditions of the arrangement. The accounting for a lease depends on the enforceable rights and obligations of each party as a result of the contract. A lease is no longer considered enforceable when either party (i.e., lessee or lessor) can terminate the lease without permission from the other party and with no more than an insignificant penalty (ASC 842-10-55-23). The management believes that lease agreements between Mansions and MDJM UK is not legally enforceable since both Mansions and MDJM UK are under common control, and the lease can be terminated at any time without any penalty. Therefore, the Company did not apply the ASC 842 lessee and lessor accounting to the leases between Mansions and MDJM UK.

The Group will lease temporary office spaces used for ongoing projects based on the needs. These leases are normally with terms of 12 months or less, and an option of renewing. Due to the temporary nature of these office spaces, the Group typically only includes the initial lease term in its assessment of a lease arrangement. Options to extend a lease are not included in the Group’s assessment unless there is reasonable certainty that the Group will renew the lease. The Group elected not to recognize on the balance sheet for leases with terms of 12 months or less. The lease expense recognized for such leases is on a straight-line basis over the lease terms. Such operating lease expenses amounted to $0, $1,214 and $0 for the years ended December 31, 2024, 2023, and 2022, respectively.

NOTE 8 – SHORT-TERM LOANS

On February 14, 2022, Mingda Tianjin borrowed $141,225 (RMB1,000,000 translated at the 2023 average exchange rate) from China Construction Bank with an interest rate of 3.95% per annum. The loan was repaid in full on March 1, 2023.

From March 18, 2022 to June 20, 2022, Mingda Tianjin borrowed a total of $221,864 (RMB1,571,000 translated at the 2023 average exchange rate) from an unrelated individual for working capital. This individual loan was due by September 30, 2022 and extended to December 31, 2022. The loan bore interest at 4.2525% per annum and was to be paid by the maturity date. The loan was repaid in full on March 8, 2023. On June 14, 2023, Mingda Tianjin borrowed $2,118 (RMB 15,000 translated at the 2023 average exchange rate) and repaid in full on June 16, 2023.

NOTE 9 – WARRANT LIABILITIES

The Company accounts for its outstanding Series A Warrants as liabilities on the balance sheet due to their derivative characteristics. These warrants are measured at fair value upon issuance and are subsequently remeasured at each reporting date, with changes in fair value recognized in the statement of operations. As of December 31, 2024, the fair value of the warrant liabilities was $1,424,932, which is presented as a current liability on the balance sheet. The Series A Warrants are set to expire on March 18, 2028.

Private Placement – 2024

On September 18, 2024, MDJM completed a private placement with twelve investors, issuing a total of 2,722,224 units at an offering price of $0.90 per unit, for total gross proceeds of approximately $2.45 million (the “Offering”). Each unit consists of one ordinary share of the Company, par value $0.001 per share (the “Ordinary Share”), one Series A warrant (the “Series A Warrant”), and one Series B warrant (the “Series B Warrant,” together with the Series A Warrant, the “Purchaser Warrants”).

The Series A Warrant entitles the holder to purchase one Ordinary Share at an exercise price of $1.35 per share, subject to downward adjustment to match the latest issuance price in the event of a dilutive issuance. The Series B Warrant is a compensatory warrant, designed to protect investors against potential share price declines. If the Company’s share price falls below the offering price, the Series B warrant allows the investor to receive additional Ordinary Shares such that the total number of shares issued is equal to the original investment amount divided by the lower of: (i) 90% of the lowest trading price during any ten-day period, or (ii) a floor price of $0.216 per share. The Purchaser Warrants are immediately exercisable upon issuance and expire three years and six months from the issuance date.

Classification of Series A and Series B Warrants as Liabilities

According to ASC 815-40-25, a financial instrument is classified as equity if it meets the following criteria: 1. Settlement in Issuer’s Own Shares: the instrument must be settled solely by delivering a fixed number of shares; and 2.Fixed-for-Fixed Rule: the instrument must have a fixed exercise price and entitles the holder to a fixed number of shares.

Series A Warrants have the following key characteristics:

●	Downward Adjustment Mechanism: The exercise price adjusts for future dilutive issuances.
●	Floor Price: $0.216 per share, which matches the floor price of the Series B Warrants.
●	Dilution of Units: The number of Series A Warrants increased from 2,722,224 to 17,013,901 due to the downward adjustment of the exercise price.

Therefore, the Series A Warrants likely fail to meet the fixed-for-fixed criterion under ASC 815-40 and should be classified as liabilities rather than equity. Additionally, Series A Warrants with downward pricing adjustments linked to future events are treated as derivatives.

Series B Warrants have the following key characteristics:

●	Units Adjustment: The exercise price of Series B Warrants is $0.001 per unit. However, the number of units to be issued is variable and increases as the stock price declines. The number of shares is calculated by dividing the original issue price of $1.35 by the lower of (i) 90% of the lowest trading price over a specified period, or (ii) a floor price of $0.216 per share.
●	Compensatory Nature: Series B Warrants are compensatory in nature, designed to provide additional shares to investors if the share price declines below the offering price.
●	Dilution Protection: The warrants protect investors from dilution by mandating the issuance of additional shares to them when the market price falls.

Therefore, the Series B Warrants likely fail to meet the fixed-for-fixed criterion under ASC 815-40 and should be classified as liabilities rather than equity. Additionally, Series B Warrants with downward pricing adjustments linked to future events are treated as derivatives.

Fair Value Measurements of Warrant Liabilities

Both Series A and Series B Warrants are classified as liabilities or derivatives and must be measured at fair value in accordance with ASC 815-10-45. The fair value measurement process involves the following steps:

1.	Initial Measurement: The Series A and Series B Warrants are measured at fair value at the time of issuance.
2.	Subsequent Measurement: The fair value of the Series A and Series B Warrants is re-measured at each reporting date.
3.	Changes in Fair Value: Any changes in fair value are recognized in earnings on the income statement for the relevant reporting period.
4.	Derivative Impact: As derivatives, the Series A and Series B Warrants require ongoing fair value adjustments based on stock price changes and other relevant factors. This remeasurement process is essential for capturing the financial impact of the warrants’ reset and adjustment features.

The Company uses the Black-Scholes option pricing model to determine the fair value of the warrants. The key inputs used in the model include:

●	Expected Volatility: 119.17%, based on the historical volatility of the Company’s closing stock price since inception.
●	Risk-Free Interest Rate: 3.375%, derived from the yield on three-year U.S. Treasury notes.
●	Exercise Price: $0.216, which is the floor price established in the warrant agreements.
●	Term: 3.5 years (42 months), reflecting the contractual life of the warrants.

These inputs are critical in determining the fair value of the warrants and are reassessed at each reporting date to ensure accuracy and compliance with ASC 815 requirements. The following table provides a summary of the assessment for Series A and Series B Warrants.

Summary of the Assessment of Series A Warrants
Assessments	Units	FMV	Date/Period
Initial - when issuing	2,722,224	$1,064,287	9/18/2024
Subsequent share price change	14,291,677	399,759	11/07/2024 to 12/18/2024
Exercise of 1,038,889 units of A Warrants	(1,038,889)	(89,396)	11/07/2024 to 12/18/2024
Loss on Series A Warrant valuation at 12/31/2024	—	50,282	12/31/2024
Balance at December 31, 2024	15,975,012	$1,424,932

The valuation of the Series A Warrants resulted in a loss of $450,042 for the year ended December 31, 2024, which was recognized in the statement of operations.

Summary of the Assessment of Series B Warrants
Assessments	Units	FMV	Date
Initial - when issuing	2,722,224	$722,539	9/18/2024
Subsequent share price change	5,835,330	43,232	10/31/2024
Exercise of Series B Warrants in full	(8,557,554)	(765,771)	10/31/2024
Balance at December 31, 2024	—	$—

The valuation of the Series B Warrants resulted in a loss of $43,232 for the year ended December 31, 2024, which was recognized in the statement of operations.

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

On August 20, 2020, the Board of Directors of MDJM approved to offer and sell an aggregate of 34,396 ordinary shares at $3.3 per share in reliance on the exemption under Rule 902 of Regulation S promulgated under the Securities Act of 1933, as amended (“Regulation S”). The proceeds are intended for working capital and general corporate purposes. The offering was closed on August 20, 2020, and the Company received gross proceeds of $113,507.

On May 14, 2024, the Company issued 23,360 shares to a third-party consultant as consideration for signing a services contract for the Ancient Eastern Garden project at Fernie Castle in Scotland, UK. The shares were valued at $1.06 per share, based on the closing market price on May 14, 2024. As a result, $24,761 was recognized as construction in progress, with $23 recorded as common stock and $24,738 recorded as additional paid-in capital in the consolidated financial statements.

On May 31, 2024, the Company issued 1,175,920 shares to thirteen employees and officers as part of their 2024 compensation package. The shares were valued at $1.27 each, based on the closing market price on May 31, 2024. As a result, $1,493,418 was recognized as Payroll, payroll taxes and others for the year ended December 31, 2024. Additionally, $1,176 was recorded as common stock and $1,492,242 as additional paid-in capital in the equity section of the consolidated financial statements. Of the 1,175,920 shares issued, 285,960 shares were allocated to the CEO and CFO, with a total value of $363,169.

On August 26, 2024, the Company issued 23,360 shares to another third-party consultant as consideration for signing a services contract for the Ancient Eastern Garden project at Fernie Castle in Scotland, UK. The shares were valued at $1.12 per share, based on the closing market price on August 26, 2024. As a result, $26,164 was recognized as construction in progress, with $24 recorded as common stock and $26,140 recorded as additional paid-in capital in the consolidated financial statements.

On September 18, 2024, the Company completed the Offering, wherein a total of 2,722,224 units were issued at an offering price of $0.90 per unit, for a total purchase price of approximately $2.45 million. Each unit includes one Ordinary Share, one Series A Warrant, and one Series B Warrant. The Purchaser Warrants are immediately exercisable on the date of issuance, expire on the three year and six month anniversary of the date of issuance, and have certain downward pricing adjustment mechanisms, including with respect to any subsequent equity sale that is deemed to be a dilutive issuance and a reset on the Reset Date (as defined in the Purchaser Warrants), in which case the Purchaser Warrants will be subject to a floor price of $0.216 per share, as set forth in the Purchaser Warrants.

The Company received net cash proceeds of approximately $2.17 million (after deducting the placement agent fee and expenses of the Offering). The Company intends to use the net cash proceeds from the Offering for working capital and general corporate purposes.

From October 31, 2024 to November 7, 2024, the investors fully exercised their Series B warrants, resulting in the issuance of a total of 8,557,554 Ordinary Shares by the Company. Of the total Series B warrants exercised, 6,861,114 units of Series B warrants were determined by the floor price of $0.216 per share, while 1,696,440 units were determined by a price of 90% of the lowest trading price of the Ordinary Shares over the preceding ten-day period, which was slightly higher than the floor price. As the Series B warrants are designed for anti-dilution protection, the exercise price was $0.001 per unit. Accordingly, the Company received $8,558 in cash, representing the aggregate par value of the shares issued.

The exercise price of Series A Warrants was adjusted downward from the original $1.35 per share to $0.216 per share following the exercise of the Series B Warrants. Consequently, the total number of Series A Warrants increased from 2,722,224 to 17,013,901. Between November 7, 2024, and December 18, 2024, four investors exercised a total of 1,038,889 Series A Warrants, generating cash proceeds of $224,400 for the Company. As of December 31, 2024, 15,975,012 Series A Warrants remained outstanding, with a fair value of $1,424,932 recorded as a current liability (see Note: Warrant Liabilities).

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

NOTE 11 – STATUTORY RESERVE

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC at each year-end). The statutory surplus reserve fund is non-discretionary other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of shares currently held by them, provided that the remaining statutory surplus reserve balance after such issuance is not less than 25% of the registered capital before the conversion. The statutory reserve of Mingda Tianjin amounted to $327,140 as of December 31, 2024 and 2023.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Country Risk

As the Group’s principal operations were conducted in the PRC prior to 2023, it was subject to considerations and risks not typically associated with companies in North America and Western Europe. These risks include, among others, risks associated with the political, economic, and legal environments and foreign currency exchange limitations encountered in the PRC. The Group’s results of operations may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, among other things.

In addition, all of the Group’s transactions in the PRC are denominated in RMB, which must be converted into other currencies before remittance from the PRC. Conversion of RMB into foreign currencies and remittance of foreign currencies abroad subject to the regulations of foreign currency governed by the PRC regulatory agents.

New Businesses and New Market Risk

Since its inception, real estate agent service income had been a major income source for the Group in the PRC market. However, this income declined significantly in recent years, decreasing by 90.34% in 2023 compared to 2022, and by 89.71% in 2022 compared to 2021. The decline in real estate agent service income was primarily due to the tightening policies on the real estate market adopted in the PRC in recent years. As a result, it has become increasingly difficult to engage in new real estate sales projects in the PRC, leading to zero revenue from such agent services for the year ended December 31, 2024.

In response to the shrinking sales in the new residential housing market in the PRC, the Company is shifting its focus to the UK and other non-PRC markets. In August 2022, the Company purchased the Fernie Castle, a property located in Scotland, with plans to remodel it into a multi-functional cultural venue featuring a fine dining restaurant, hotel, wedding event spaces, and gardens. In December 2022, the Company acquired a second property in Torquay, England (the “Robin Hill Property”), with plans to remodel and operate it as a hotel with restaurant facilities. Fernie Castle is currently under renovation, while the Robin Hill Property is open to the public.

To achieve these goals, the Company needs to secure experts and skilled workers from the local UK market and obtain long-term financial support. However, there is no guarantee that these new ventures will be profitable in the short to medium term, nor that the Company will have sustainable financial resources to support long-term operations. Additionally, the continuous increase in energy costs, labor shortages in the UK, and the ongoing war in Ukraine are expected to have negative impacts on the Company’s operations in the UK.

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

On March 18, 2022, the Chengdu Branch Office of Mingda Tianjin filed a civil complaint against Chengdu TEDA New City in the People’s Court of Dujiangyan City, Sichuan Province, citing breach of contract and unpaid service fees totaling $757,861 (RMB5,380,734, translated at 2023 exchange rate). The court ruled in favor of Mingda Tianjin on July 15, 2022, ordering Chengdu TEDA to pay the full amount within five days. Chengdu TEDA appealed the decision on July 29, 2022. The Intermediate People’s Court of Chengdu City issued a final judgment on December 23, 2022, upholding the initial ruling and additionally requiring Chengdu TEDA to pay liquidated damages and interest, totaling RMB5,157,182. Mingda Tianjin received the final payment of $838,625 (RMB5,954,151, translated at 2023 exchange rate) on February 27, 2023.

On January 9, 2023, the Chengdu Branch Office of Mingda Tianjin filed a civil complaint against Chengdu TEDA New City in the People’s Court of Dujiangyan City, Sichuan Province, for breach of contract and an unpaid service fee totaling approximately $263,725 (RMB1,872,419, translated at 2023 exchange rate). On March 28, 2023, the court issued a favorable judgment requiring Chengdu TEDA to pay the full claimed amount within 10 days. On September 1, 2023, the Company received $127,842 (RMB907,662, translated at 2023 exchange rate,). As of now, the Company has not yet received the remaining funds and is actively pursuing the collection process.

On July 17, 2023, Mingda Tianjin initiated a civil lawsuit in the Heping District People’s Court of Tianjin City, alleging breach of contract against an individual over an unpaid receivable of $101,692 (RMB722,000, translated at 2023 exchange rate). On September 8, 2023, a civil mediation resulted in an agreement documented by the court: the individual consented to pay Mingda Tianjin $63,381 (RMB450,000, translated at 2023 exchange rate) plus $1,397 (RMB9,919, translated at 2023 exchange rate) in expenses. In return, Mingda Tianjin agreed to forgive the remaining balance of $38,310 (RMB272,000, translated at 2023 exchange rate). The agreed amount totaling $64,778 (RMB459,919, translated at 2023 exchange rate) was received by Mingda Tianjin on September 10, 2023, subsequently closing the case.

Service Agreement

On January 30, 2024, MDJM, through its subsidiary FCC, entered into a service agreement with a third-party consultant, who is a scholar (“Scholar”). Under the terms of the agreement, the Scholar will utilize his cultural and academic expertise to provide professional advisory services for the Company’s Ancient Eastern Garden project at the Fernie Castle. As compensation, the Company will issue its Ordinary Shares to the Scholar in the following stages: (i) 23,360 shares (representing 0.2% of MDJM’s equity based on a total of 11.68 million shares outstanding at December 31, 2023) upon signing the agreement; (ii) 23,360 shares upon completion of the design, planning, and construction report for the Ancient Eastern Garden project, and commencement of construction; (iii) 23,360 shares within one year following the second issuance of shares; and (iv) 23,360 shares upon completion of the overall development of the Fernie Castle and the official operation of the hotel and Eastern Garden. This agreement is intended to be long-term. If the Company wishes to terminate the agreement, it must provide the Scholar with a three-month notice. On May 14, 2024, the Company issued 23,360 shares to the Scholar as the agreed-upon first-stage compensation.

On August 5, 2024, MDJM, through FCC, entered into a service agreement with a second scholar (“Scholar II”), who will also act as third-party consultant to the Company. Under the terms of the agreement, Scholar II will also utilize his cultural and academic expertise to provide professional advisory services for the Company’s Ancient Eastern Garden project at the Fernie Castle. As compensation, the Company will issue its Ordinary Shares to Scholar II in the following stages: (i) 23,360 shares (representing 0.2% of MDJM’s equity based on a total of 11.68 million shares outstanding at December 31, 2023) upon signing the agreement; (ii) 23,360 shares upon completion of the design, planning, and construction report for the Ancient Eastern Garden project, and commencement of construction; (iii) 23,360 shares within one year following the second issuance of shares; and (iv) 23,360 shares upon completion of the overall development of the Fernie Castle project and the official operation of the hotel and Eastern Garden. This agreement is intended to be long-term. If the Company wishes to terminate the agreement, it must provide Scholar II with a three-month notice. On August 26, 2024, the Company issued 23,360 shares to Scholar II as the agreed-upon first-stage compensation.

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

On January 1, 2023, Mansions entered into a lease agreement with MDJM UK to rent Fernie Castle, a property owned by MDJM UK, for use as a hotel site. The annual rent for the property is approximately $233,000 (GBP182,500, translated at 2024 average exchange rate), exclusive of VAT, payable monthly on the 25th. Mansions is responsible for all operating expenses, as well as maintenance and repairs of the leased property. The lease agreement does not specify a fixed termination date, but either party may terminate the agreement by providing one month’s notice without incurring penalties. Upon termination, the property must be returned to MDJM UK. For the year ended December 31, 2024, inter-company rent income and corresponding expenses of $233,000 have been eliminated in the consolidated financial statements.

On January 1, 2023, Mansions entered into a lease agreement with MDJM UK to rent “Robin Hill,” a property owned by MDJM UK, for hotel operations. The annual rent is approximately $193,000 (GBP151,000, translated at 2024 average exchange rate), excluding VAT, and is payable monthly on the 25th. Mansions is responsible for operating expenses, maintenance, and repairs of the leased property. The lease does not have a fixed termination date; however, it can be ended by either party with one month’s notice, without penalty. Upon termination, Mansions must return the property to MDJM UK. For the year ended December 31, 2024, inter-company rent income and corresponding expenses of $193,000 have been eliminated in the consolidated financial statements.

On May 31, 2024, the Company issued 142,980 Ordinary Shares to Mr. Siping Xu, the CEO, as part of his 2024 compensation package. The shares were valued at $1.27 each, based on the closing market price of the Ordinary Shares on Nasdaq on that date, resulting in a total share-based compensation of $181,585 for Mr. Xu.

On May 31, 2024, the Company issued 142,980 Ordinary Shares to Mr. Mengnan Wang, the CFO, as part of his 2024 compensation package. The shares were valued at $1.27 each, based on the closing market price of the Ordinary Shares on Nasdaq on that date, resulting in a total share-based compensation of $181,585 for Mr. Wang.

In 2024, net proceeds of $2,426,460 from the private placement on September 18, 2024, and from the exercise of Series A and B Warrants associated with the placement were not deposited into MDJM’s bank account. Instead, the proceeds were deposited directly into the subsidiary, MDJM UK’s bank account.

As of December 31, 2024, the Company owed $3,395 to its officers for unreimbursed business expenses.

NOTE 14 – SEGMENT AND GEOGRAPHIC AREA INFORMATION

The Group’s major source of income was real estate agent commissions before December 31, 2022. The revenue from real estate agent income accounted for 0%, 29%, and 96% of the Group’s total consolidated revenue for the years ended December 31, 2024, 2023, and 2022, respectively. Geographically, revenue was primarily generated in the PRC market before December 31, 2022. The revenue generated in the PRC accounted for 0%, 29%, and 96% of the Group’s total consolidated revenue for the years ended December 31, 2024, 2023, and 2022, respectively.

The Group’s major income source was the hotel and rental management business after December 31, 2022. The revenue from the hotel and rental management business accounted for 100% and 71% of the Group’s total consolidated revenue for the year ended December 31, 2024 and 2023, respectively.

Geographically, revenue was primarily generated in the UK market after December 31, 2022. The revenue generated in the UK accounted for 100% and 71% of the Group’s total consolidated revenue for the year ended December 31, 2024 and 2023, respectively. The value of the Group’s assets located in the UK increased since 2021. The value of the assets located in the UK accounted for 100%, 95%, and 79% of the Group’s total consolidated assets as of December 31, 2024, 2023, and 2022, respectively.

The following table provides segment and geographic information as of December 31, 2024, 2023, and 2022.

	2024		2023		2022
Source of revenue	US$	%	US$	%	US$	%
Real estate agent income	—	0%	41,954	29%	434,371	96%
Rental management income	—	0%	67,891	47%	16,263	4%
Hotel income	48,375	100%	35,018	24%	—	0%
Other income	—	—	—	—	—	—
Total Revenue	48,375	100%	144,863	100%	450,634	100%

Revenue by Geographic Region	US$	%	US$	%	US$	%
PRC	—	0%	41,954	29%	434,371	96%
UK	48,375	100%	102,909	71%	16,263	4%
Total Revenue	48,375	100%	144,863	100%	450,634	100%

Assets by Geographic Region	US$	%	US$	%	US$	%
PRC and Others	15,136	0%	180,919	5%	1,202,347	21%
UK	5,192,865	100%	3,818,323	95%	4,432,728	79%
Total Assets	5,208,001	100%	3,999,242	100%	5,635,075	100%

NOTE 15 – SUBSEQUENT EVENTS

On February 3, 2025, 600,000 units of Warrants A were exercised at an exercise price of $0.216 per unit, resulting in cash proceeds of $129,600 to the Company. On February 5, 2025, 900,000 units of Warrants A were exercised at an exercise price of $0.216 per unit, resulting in cash proceeds of $194,400 to the Company.

On March 1, 2025, WFOE entered into the Termination Agreements with Mingda Tianjin and the shareholders of the VIE, pursuant to which the VIE Agreements were terminated. As a result, WFOE ceased providing technical support, consulting, and other management services to Mingda Tianjin and is no longer recognized as beneficial owner of Mingda Tianjin. Accordingly, the Company will deconsolidate Mingda Tianjin from its consolidated financial statements for the year ending December 31, 2025.

If deconsolidation occurred in 2024, the Company would recognize a gain of $126,636, comprised of the following components:

	RMB	In US $
Consideration received	¥—	$—
Fair value of any consideration received	—	—
fair value of any retained non-controlling investment	—	—
carrying amount of non-controlling interest	—	—
Total consideration received	¥—	$—

Carrying amount of the VIE’s net assets and liabilities
Assets
Cash	¥1,408	$196
Other receivable	5,204	723
Due from WOFE	302,948	42,101
Total Assets	¥309,560	$43,020

Liabilities
Accounts payable and accrued labilities	¥(1,220,792)	$(169,656)

Total Liabilities	¥(1,220,792)	$(169,656)

Net Liabilities to be deconsolidated	(911,232)	(126,636)

Gain on deconsolidation of the VIE	¥911,232	$126,636

If deconsolidation occurred in 2024, the Company would remove $2,863,678 of the VIE’s retained deficit, $2,899,577 of the VIE’s capital, and $35,899 of foreign exchange adjustments from its audited consolidated financial statements for the year ended December 31, 2024. The deconsolidation would not have any other material impact on the consolidated financial statements for the same period.

Below are the pro forma statements reflecting the deconsolidation of Mingda Tianjin as of December 31, 2024, and its impact on the consolidated financial statements for that year.

MDJM LTD and Subsidiaries

Deconsolidation Impact on Consolidated Balance Sheets (Unaudited)

	December 31, 2024
	Pro Forma	Audited	Impact

Assets

Current Assets
Cash, cash equivalents, and restricted cash	$1,826,641	$1,826,834	$(193)
Prepaid expenses	116,164	116,877	(713)
Other receivables	482	482	—
Total Current Assets	1,943,287	1,944,193	(906)

Property and equipment, net	3,249,686	3,249,686	—

Non-Current Assets
Intangible assets - trademarks	8,924	8,924	—
VAT credit	5,039	5,198	(159)
Total Other Assets	13,963	14,122	(159)

Total Assets	$5,206,936	$5,208,001	$(1,065)

Liabilities and Equity

Current Liabilities:
Accounts payable and accrued liabilities	$32,802	$196,813	$(164,011)
Due to related party	41,504	3,395	38,109
Deferred income	1,270	1,270	—
Series A Warrants liabilities	1,424,932	1,424,932	—
Total Current Liabilities	1,500,508	1,626,410	(125,902)

Total Liabilities	1,500,508	1,626,410	(125,902)

Equity:
Ordinary shares: 50,000,000 shares authorized, par value: $0.001 per share, 25,216,523 shares issued and outstanding	25,217	25,217	—
Additional paid in capital	7,298,559	9,870,996	(2,572,437)
Statutory reserve	—	327,140	(327,140)
Retained deficit	(3,562,327)	(6,552,641)	2,990,314
Accumulated other comprehensive (loss) income	(55,021)	(89,121)	34,100
Total Shareholders’ Equity	3,706,428	3,581,591	124,837
Total Liabilities and Equity	$5,206,936	$5,208,001	$(1,065)

MDJM LTD and Subsidiaries

Deconsolidation Impact on Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Year Ended December 31, 2024 (Unaudited)

	Pro Forma	Audited	Impact

Revenue	$48,375	$48,375	$—

Operating Expenses:
Payroll, payroll taxes, and others	1,792,080	1,792,080	—
Professional fees	453,846	453,846	—
Depreciation and amortization	75,501	75,501	—
Allowance for trade receivable, net	134,960	134,960	—
Other general and administrative	381,903	381,903	—
Total Operating Expenses	2,838,290	2,838,290	—

Loss From Operations	(2,789,915)	(2,789,915)	—

Other Income (Expense):
Loss on disposal of assets	(1,369)	(1,369)	—
Gain on foreign currency transactions	80,603	80,603	—
Gain on deconsolidation	141,040	14,404	126,636
Loss on valuation of warrants	(493,274)	(493,274)	—
Other income	346	346	—
Total Other Income	(272,654)	(399,290)	126,636

Loss Before Income Tax	(3,062,569)	(3,189,205)	126,636
Income tax	—	—	—
Net Loss	$(3,062,569)	$(3,189,205)	$126,636
Net loss per ordinary share - basic and diluted	$(0.21)	$(0.22)	$0.01

Weighted-average shares outstanding, basic and diluted	14,688,872	14,688,872	—

Comprehensive Income (Loss):
Net loss	$(3,062,569)	$(3,189,205)	126,636
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustments	(147,352)	(145,553)	(1,799)
Total other comprehensive loss	$(3,209,921)	$(3,334,758)	$124,837

MDJM LTD and Subsidiaries

Deconsolidation Impact on Consolidated Statements of Changes in Equity

For the Year Ended December 31, 2024 (Unaudited)

	Ordinary Shares					Accumulated
	Number of	Amount of	Additional		Retained	Other
	Ordinary	Ordinary	Paid in	Statutory	Earnings	Comprehensive	Noncontrolling	Total
Pro Forma Statement	Shares	Shares	Capital	Reserve	(Deficits)	Income (Loss)	Interest	Equity
Balance - December 31, 2023	11,675,216	$11,675	$6,845,394	$327,140	$(3,363,436)	$56,432	$—	$3,877,205
Share-based compensation May 14, 2024	23,360	23	24,738	—	—	—	—	24,761
Share-based compensation to employees May 31, 2024	889,960	890	1,129,359	—	—	—	—	1,130,249
Share-based compensation to executive officers May 31, 2024	285,960	286	362,883					363,169
Share-based compensation August 26, 2024	23,360	24	26,140	—	—	—	—	26,164
Private placement September 18, 2024	2,722,224	2,722	403,953	—	—	—	—	406,675
Exercise of Series B Warrants	8,557,554	8,558	765,771	—	—	—	—	774,329
Exercise of Series A Warrants	1,038,889	1,039	312,758	—	—	—	—	313,797
Deconsolidation of Mingda Tianjin	—		(2,572,437)	(327,140)	2,863,678	35,899	—	—
Comprehensive income (loss):								—
Net loss	—	—	—	—	(3,062,569)	—	—	(3,062,569)
Other comprehensive income (loss), net of tax:	—	—	—	—	—	—	—	—
Change in foreign currency translation adjustment	—	—	—	—	—	(147,352)	—	(147,352)
Balance - December 31, 2024	25,216,523	$25,217	$7,298,559	$—	$(3,562,327)	$(55,021)	$—	$3,706,428

	Ordinary Shares					Accumulated
	Number of	Amount of	Additional		Retained	Other
	Ordinary	Ordinary	Paid in	Statutory	Earnings	Comprehensive	Noncontrolling	Total
Audited Statement	Shares	Shares	Capital	Reserve	(Deficits)	Income (Loss)	Interest	Equity
Balance - December 31, 2023	11,675,216	$11,675	$6,845,394	$327,140	$(3,363,436)	$56,432	$—	$3,877,205
Share-based compensation May 14, 2024	23,360	23	24,738	—	—	—	—	24,761
Share-based compensation to employees May 31, 2024	889,960	890	1,129,359	—	—	—	—	1,130,249
Share-based compensation to executive officers May 31, 2024	285,960	286	362,883					363,169
Share-based compensation August 26, 2024	23,360	24	26,140					26,164
Private placement September 18, 2024	2,722,224	2,722	403,953					406,675
Exercise of Series B Warrants	8,557,554	8,558	765,771					774,329
Exercise of Series A Warrants	1,038,889	1,039	312,758					313,797
Comprehensive income (loss):
Net loss	—	—	—	—	(3,189,205)	—	—	(3,189,205)
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	—	—	—	—	—	(145,553)	—	(145,553)
Balance - December 31, 2024	25,216,523	$25,217	$9,870,996	$327,140	$(6,552,641)	$(89,121)	$—	$3,581,591

Deconsolidation Impact on Consolidated Statements of Changes in Equity	—	$—	$(2,572,437)	$(327,140)	$2,990,314	$34,100	$—	$124,837

MDJM LTD and Subsidiaries

Deconsolidation Impact on Consolidated Statements of Cash Flows

For the Year Ended December 31, 2024 (Unaudited)

	Pro Forma	Audited	Impact
Cash Flows from Operating Activities:
Net loss	$(3,062,569)	$(3,189,205)	$126,636
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	75,501	75,501	—
(Recovery) allowance for CECL - trade receivable, net	134,960	134,960	—
(Gain) loss on foreign currency transactions	(80,603)	(80,603)	—
Gain on conversion of functional currency from US $to GBP - MD Local	—
Loss (gain) on sale of asset	1,369	1,369	—
Loss on valuation of warrants	493,274	493,274	—
(Gain) loss on deconsolidation	(141,040)	(14,404)	(126,636)
Share-based compensation	1,493,418	1,493,418	—
Changes in operating assets and liabilities:	—
Decrease (increase) in accounts receivables	9,374	9,374	—
Decrease (increase) in other receivables	2,536	2,536	—
Decrease (increase) in prepaid expense	(106,571)	(107,295)	724
(Decrease) increase in accounts payable and accrued expenses	74,239	113,976	(39,737)
(Decrease) increase in VAT and other tax payable	4,585	4,424	161
Increase in related party payable	42,101	3,444	38,657
(Decrease) increase in deferred income	(1,486)	(1,486)	—
Net Cash Used in Operating Activities	(1,060,912)	(1,060,717)	(195)

Cash Flows from Investing Activities:
Purchase of fixtures, office equipment, and improvements	(35,748)	(35,748)	—
Net Cash (Used in) Provided by Investing Activities	(35,748)	(35,748)	—

Cash Flows from Financing Activities:
Proceeds from private placement	2,450,002	2,450,002	—
Costs of private placement	(256,500)	(256,500)	—
Proceeds from exercise of Series A and B Warrants	232,958	232,958	—
Net Cash (Used in) Provided by Financing Activities	2,426,460	2,426,460	—

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(6,664)	(6,666)	2

Net decrease in cash, cash equivalents and restricted cash	1,323,136	1,323,329	(193)
Cash, cash equivalents, and restricted cash - beginning of the period	503,505	503,505	—
Cash, cash equivalents, and restricted cash - end of the period	$1,826,641	$1,826,834	$(193)