Form 20-F
period 2025-12-31
MDJM LTD
filed 2026-04-01
CIK 1741534

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Siping Xu, Chief Executive Officer

Telephone: + 44-01337 829 349

Email: charlie.cai@mdjmjh.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)(1)	Name of each exchange on which registered(1)
Class A Ordinary Shares	UOKA	The Nasdaq Stock Market

(1)

Trading of the Registrant’s Class A Ordinary Shares on The Nasdaq Stock Market LLC was suspended on March 20, 2026. The Registrant expects The Nasdaq Stock Market LLC to file a Form 25 (Notification of Removal from Listing and/or Registration) with the U.S. Securities and Exchange Commission to remove the securities from listing and registration under Section 12(b) of the Securities Exchange Act of 1934, as amended. The securities currently trade on the OTC Market under the symbol “UOKAF.”

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 18,884 Class A ordinary shares, par value $0.875 per share*, and 11,658 Class B ordinary shares, par value $0.875 per share*, as of December 31, 2025

* Reflects a 35-for-1 share consolidation effective March 16, 2026, whereby every 35 ordinary shares were combined into one ordinary share and the par value was increased from $0.025 to $0.875.

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

“We,” “us,” “our,” “our Company,” and the “Company” are to MDJM LTD (“MDJM”), an exempted company limited by shares incorporated under the laws of the Cayman Islands. Unless the context otherwise requires, in this annual report on Form 20-F references to:

●	“China” or the “PRC” are to the People’s Republic of China;
●	“Class A Ordinary Shares” are to the Company’s Class A ordinary shares, par value US$0.875 per share;
●	“Class B Ordinary Shares” are to the Company’s Class B ordinary shares, par value US$0.875 per share;
●	“Exchange Act” are to the Securities Exchange Act of 1934;
●	“fiscal year” are to the period from January 1 to December 31 of the year;
●	“Former PRC Entities” are to our former PRC subsidiary, the former VIE and its subsidiaries, collectively;
●	“Former WFOE” or “Mingda Beijing” are to Beijing Mingda Jiahe Technology Development Co., Ltd., a limited liability company organized under the laws of the PRC, which was wholly owned by MDJH Hong Kong (defined below) and was dissolved on August 25, 2025
●	“GBP” are to British Pound Sterling, the legal currency of the UK;
●	“Mansions” are to Mansions Catering and Hotel LTD, a United Kingdom company, in which MD UK (defined below) holds 100% of the equity interests;
●	“MD German” are to our wholly owned subsidiary, MD Lokal Global GmbH, a German company;
●	“MD Japan” are to our wholly owned subsidiary, Mingda Jiahe Development Investment Co., Ltd, a Japanese company;
●	“MDJH Hong Kong” are to our wholly owned subsidiary, MDJCC Limited, a Hong Kong corporation;
●	“MD UK” are to our wholly owned subsidiary, MD Local Global Limited, a United Kingdom company;
●	“Mingda Tianjin” or the “former VIE” are to Mingdajiahe (Tianjin) Co., Ltd., a company organized under the laws of the PRC, the financial results of which we consolidated for accounting purposes, and Mingda Tianjin is controlled by Mr. Siping Xu, our chief executive officer and majority shareholder;
●	“Ordinary Shares” are to Class A Ordinary Shares and Class B Ordinary Shares of MDJM, collectively;
●	“primary real estate market” are to the market for newly constructed and completed residential and commercial real properties, “primary real estate agency services” are to agency services provided for the primary real estate market, “secondary real estate market” are to the market for all residential and commercial real properties other than those for sale in the primary real estate market, and “secondary real estate brokerage services” are to brokerage services provided for the secondary real estate market;
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“Securities Act” are to the Securities Act of 1933, as amended;
●	“SEC” are to the U.S. Securities Exchange Commission;
●	“UK” are to the United Kingdom;
●	“US$,” “$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States; and
●	“VIE” are to variable interest entity.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2025, 2024, and 2023. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of RMB to U.S. dollars and GBP to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB and GBP amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

US$ Exchange Rate	December 31,
1 US$= RMB	2025	2024	2023
At the end of the year - RMB	6.9931	7.2993	7.0999
Average rate for the year - RMB	7.1875	7.1957	7.0809

1 US$=GBP
At the end of the year - GBP	0.7437	0.7987	0.7847
Average rate for the year - GBP	0.7580	0.7824	0.8039

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

We are a holding company incorporated in the Cayman Islands and not a Chinese operating company. As a holding company with no material operations of our own, we conduct our operations through our subsidiaries in the UK and, prior to March 2025, through the former VIE in China. For the fiscal years ended December 31, 2024 and 2023, for accounting purposes, we controlled and received the economic benefits of the former VIE through certain contractual arrangements (the “VIE Agreements”), which enabled us to consolidate the financial results of the former VIE in our consolidated financial statements under U.S. GAAP. The VIE Agreements were terminated on March 1, 2025.

The following diagram illustrates our corporate structure as of the date of this annual report:

Notes:

*

All percentages reflect the voting power, instead of the equity interests, held by each of our shareholders, given that each holder of Class B Ordinary Shares will be entitled to 50 votes per one Class B Ordinary Share and each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share.

(1)	Represents 11,658 Class B Ordinary Shares held by our CEO and chairman of the board of directors, Mr. Siping Xu, through MDJH LTD, which is 100% owned by Mr. Siping Xu.
(2)	Represents 158 Class A Ordinary Shares held by Mr. Siping Xu, our CEO and chairman of the board of directors.
(3)	Represents 158 Class A Ordinary Shares held by Mr. Mengnan Wang, our CFO.
(4)	Represents 129 Class A Ordinary Shares held by 11 shareholders of MDJM, each one of which holds less than 5% of voting power, as of the date of this annual report.

Investors are purchasing securities of the holding company, MDJM, instead of securities of our operating entities. Our operations are conducted through MD UK and Mansions.

Asset Transfers Between Our Company and Our Subsidiaries

As a holding company, we may rely on dividends and other distributions on equity paid by the UK subsidiaries for our cash and financing requirements. If any of the UK subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. However, none of the UK subsidiaries have made any dividends or other distributions to the Company or any U.S. investors as of the date of this annual report. In the future, cash proceeds raised from overseas financing activities may be transferred by us to the UK subsidiaries via capital contribution or shareholder loans, as the case may be.

The transfers and distribution among the Company and its UK subsidiaries are as follows: In March 2026, net proceeds of $2.17 million from a registered direct offering were deposited directly into MD UK’s bank account instead of MDJM’s bank account. In February 2026, net proceeds of $5.44 million from a public offering were deposited directly into MD UK’s bank account instead of MDJM’s bank account. In February 2025, net proceeds of $324,000 from exercise of the September 2024 Series A Warrants (as defined below) were not deposited into MDJM’s bank account. Instead, the proceeds were deposited directly into MD UK’s bank account. In 2024, net proceeds of $2,426,460 from a private placement with several investors on September 18, 2024, and from the exercise of series A warrants (the “September 2024 Series A Warrants”) associated with such private placement were not deposited into MDJM’s bank account. Instead, the proceeds were deposited directly into MD UK’s bank account.

On January 1, 2023, Mansions entered into a lease agreement with MD UK to rent “Fernie Castle,” a property owned by MD UK, for use as a hotel site. The annual rent for the property is approximately $241,000 (182,500 pounds sterling, exclusive of VAT, payable monthly on the 25th. Mansions is responsible for all operating expenses, as well as maintenance and repairs of the leased property. The lease agreement does not specify a fixed termination date, but either party may terminate the agreement by providing one month’s notice without incurring penalties. Upon termination, the property must be returned to MD UK.

On January 1, 2023, Mansions entered into a lease agreement with MD UK to rent “Robin Hill,” a property owned by MD UK, for hotel operations. The annual rent is approximately $199,000 (151,000 pounds sterling, excluding VAT, and is payable monthly on the 25th. Mansions is responsible for operating expenses, maintenance, and repairs of the leased property. The lease does not have a fixed termination date; however, it can be ended by either party with one month’s notice, without penalty. Upon termination, Mansions must return the property to MD UK.

As of the date of this annual report, there have been no other transfers or distributions made or dividends paid among the Company and its subsidiaries, except as described above.

Dividends or Distribution Made to our Company and U.S. Investors and Tax Consequences

As of the date of this annual report, none of our subsidiaries nor the Former PRC Entities have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium account, provided that in no circumstances may a dividend be paid out of the share premium account if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our UK subsidiary, MD UK. MD UK will rely on payments from its subsidiary Mansions.

Prior to March 1, 2025, our Company’s ability to settle amounts owed under the VIE Agreements relied upon payments made from the former VIE to Former WFOE in accordance with the VIE Agreements. For services rendered to the former VIE by Former WFOE under the Exclusive Business Cooperation Agreement, former WFOE was entitled to collect a service fee from the former VIE. Pursuant to the Exclusive Option Agreement, former WFOE may at any time and under any circumstances purchase all or part of the equity interests in the former VIE when and to the extent permitted by PRC laws. The VIE Agreements were terminated on March 1, 2025.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to our Business and Industry

We no longer conduct operations in the PRC, and the absence of such operations may adversely affect our future business operations and financial condition.

Prior to 2023, we had operated our business through the Former PRC Entities, particularly through Mingda Tianjin, which primarily provided primary real estate agency services to its real estate developer clients, under the VIE Agreements. On March 1, 2025, we terminated the VIE Agreements and ceased all PRC operations. As a result, we no longer maintain revenue-generating operations in the PRC and may no longer benefit from the market presence, customer relationships, operational scale, or growth opportunities that we previously had in the PRC market, which may adversely affect our future business operations and financial condition.

Our new business strategy focused on the cultural IP ecosystem is complex and highly specialized. If we are unable to successfully execute this transformation, our future business operations, financial condition, and results of operations will be materially and adversely affected.

We have announced a major strategic shift to transform our business into a global cultural IP ecosystem, a complex undertaking that integrates content creation, cultural tourism (centered on the Fernie Castle Animation Museum and Oriental Garden), international collaboration, and commercialization of intellectual property. This new strategy represents a significant change from our previous operations and introduces substantial execution and operational risks. Our ability to successfully manage and integrate the simultaneous development of a new cultural venue, the production of multiple international animation projects, and the creation of a sustainable global licensing business is currently unproven. There is no guarantee that we will be able to manage the associated construction timelines, production schedules, or development budgets efficiently, or that we will achieve the necessary regulatory and permitting approvals for these multi-jurisdictional projects.

The success of the “cultural IP ecosystem” depends fundamentally on our ability to create and monetize original content rooted in Eastern culture that achieves significant commercial success and resonates with global audiences. Content creation and animation production, as demonstrated by our projects with Abano Producións S.L. and H5 S.A.R.L., are inherently speculative and involve significant creative and financial risk. We may fail to develop IP that captures market interest, which would materially impair our ability to realize projected revenue from IP ownership, licensing, cultural operations, and commercialization. Furthermore, we are entering new and highly competitive markets, and our management team has limited or no prior experience operating a major cultural tourism site or directing large-scale, international animation production, increasing the risk of operational failure and cost overruns.

Finally, the realization of our strategic goals is heavily reliant on the performance and continued participation of high-profile international partners, such as Kengo Kuma & Associates, Simpson & Brown LLP, Abano Producións S.L., and H5 S.A.R.L. If any of these key partnerships are prematurely terminated, significantly delayed, or fail to deliver the expected quality or results for any reason, or if we cannot secure suitable alternative partners on favorable terms, our ability to launch the Fernie Castle venue and our flagship content projects will be significantly compromised. If we are ultimately unable to effectively implement and manage this strategic transformation, or if the projected revenue from our new IP and cultural operations do not materialize as expected, our business, financial condition, and results of operations could be materially and adversely affected, leading to a decline in the value of our Class A Ordinary shares.

We face intense competition in the creative industry, which could result in lost market share and reduced operating margins.

We operate in a highly competitive and fragmented industry, and many of our competitors, including established global media companies and large technology platforms, may have significantly greater financial, technical, and marketing resources, longer operating histories, and greater name recognition than we do. Our ability to secure audience attention and effectively monetize our content, including our short-form video projects and Animation Art Museum, depends on unpredictable and rapidly changing consumer preferences. If our content fails to achieve widespread acceptance or if competitors are more successful in securing popular content and distribution channels, our business, financial condition, and results of operations would be materially adversely affected.

Our UK subsidiaries’ operating results are subject to conditions typically affecting hospitality service providers in the UK, any of which could reduce our revenue and limit opportunities for growth.

Our UK subsidiaries’ operating results are subject to conditions typically affecting hospitality service providers in the UK, including, among others:

●	changes in national, regional, or local economic conditions;
●	contraction in the global economy or low levels of economic growth;
●	competition from other hotels and vacation rental online marketplace companies;
●	the attractiveness of hotels our UK subsidiaries may manage or own to their guests;
●	local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms;
●	adverse weather conditions, natural disasters, or serious contagious diseases;
●	the ability of third-party internet and other travel intermediaries who sell hotel rooms to guests to attract and retain customers;
●	the availability and cost of capital necessary for us to fund investments, capital expenditures, and service debt obligations;
●	delays in or cancellations of planned or future development or refurbishment projects;
●	seasonal and cyclical volatility in the hospitality industry;

●	changes in desirability of geographic regions of the hotels within our UK subsidiaries’ market, geographic concentration of their operations and customers, and shortages of desirable locations for development;
●	the performance of managerial and other employees of our UK subsidiaries’ hospitality services business; and
●	increases in operating costs and expenses, particularly rents, due to inflation and other factors.

Changes in any of these conditions could adversely affect our UK subsidiaries’ occupancy rates or otherwise adversely affect our results of operations and financial condition.

Our UK subsidiaries may not be able to successfully identify, secure, or operate additional hotel properties.

In addition to managing the Robin Hill Property and Fernie Castle, we, through the UK subsidiaries, may open or manage more hotels in markets where we have a presence and in other areas in the UK to further grow our business. We and our UK subsidiaries may not be successful in identifying, leasing, managing, and operating additional hotel properties at desirable locations and on commercially reasonable terms, or at all. In more developed cities, it may be difficult to increase the number of hotels because we or our competitors may already have operations in such cities, rental prices may increase, or our competitors may be able to gain leases of properties before we can do so. In some cases, our competitors may be willing to enter into less favorable purchase, lease, or hotel management arrangements in order to prevent us from securing a particular property. Alternatively, in less developed cities, demand for new hotels may not increase as rapidly as we may expect. In addition, even if we or our UK subsidiaries are able to successfully identify and lease or manage new hotel properties, new hotels may not generate the returns we expect. Furthermore, we or our UK subsidiaries may incur costs in connection with evaluating properties and negotiating with property owners, lessors, and franchised hotel owners, including properties that we or our UK subsidiaries are subsequently unable to lease or manage. If we or our UK subsidiaries fail to successfully identify or compete for additional hotel properties, our ability to execute our growth strategy could be impaired and our business and prospects may be materially and adversely affected.

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

The withdrawal of the UK from the EU (“Brexit”) may have adverse effects on our business, results of operations, or strategic plans. The UK Government concluded a Trade Cooperation Agreement (TCA) with the EU, which became provisionally applicable on January 1, 2021 and went into force permanently on May 1, 2021, following formal approval by both the UK and the EU. Brexit has led to ongoing political and economic uncertainty and periods of increased volatility in both the UK and in wider European markets for some time. Brexit’s long-term effects are still yet to be determined at this time and will depend on the effects of the implementation and application of the TCA and any other relevant agreements between the UK and EU. It remains possible that there will be increased regulatory and legal complexities, including those relating to tax, trade, and employees.

Our UK subsidiaries are exposed to risks of the changing policies in residential property management, real estate agencies, and hospitality and butler service businesses. The trade and financial sanctions imposed on Russia due to its invasion of Ukraine have caused turbulence in the global markets, which could also affect policies and economic conditions in the UK. Recent shifts in U.S. tariff policies, including increased tariffs on goods imported from China, the UK, and other regions, as well as the potential for additional protectionist measures, may impact the operations of our suppliers, manufacturers, and other business partners, which in turn, may affect our business and operations.

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

The UK subsidiaries provide hospitality services, and their staff members interact with customers on a daily basis. As a result, the professionality of the staff is critical to maintaining the quality and consistency of our services and our brand and reputation. It is important for the UK subsidiaries to attract qualified managerial and other employees who have experience in real estate related services and are committed to their service approach. There may be a limited supply of qualified individuals in cities in the UK where the UK subsidiaries have operations. They must hire and train qualified managerial and other employees to maintain consistent quality of services across their operations in various geographic locations. They must also provide continuous training to their managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of the UK subsidiaries’ operations and can meet their demand for high-quality services. If the UK subsidiaries fail to do so, the quality of services may decrease in one or more of the markets where they operate, which in turn, may cause a negative perception of their brand and adversely affect their business.

As our Japanese subsidiary MD Japan commences operations in Japan, it may incur losses if economic conditions in Japan worsen.

Instability in the Japanese stock market and foreign currency exchange rates may have an adverse impact on our Japanese subsidiary MD Japan’s asset and liability management as well as its results of operations. Although MD Japan has not commenced its operations and has not generated any revenue as of the date of this annual report and is still in the process of developing its business plan, any of the aforementioned factors could have a material and adverse impact on its development, potential results of operations, future business, and consequently adversely affect our business, financial condition, and results of operations.

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

Since the global financial crisis and subsequent European sovereign debt crisis between 2009 and 2012, political uncertainty in Europe has been elevated. Brexit in particular, but also, the increasing attractiveness to voters of populist political movements in other member states has raised concerns about a potential unwinding of aspects of European integration that could have implication to the German and UK real estate markets our subsidiaries operate in. While the European economic architecture and crisis response capabilities were strengthened substantially over the past decade, since 2020, the crisis caused by the COVID - 19 pandemic has led to a massive deterioration of the fiscal situation for many EU and Economic and Monetary Union countries again. To support the economic recovery and modernization, the EU has launched the unprecedented, multi-year Next Generation EU program, comprising grants and loans of more than €800 billion (at current prices) and committing the member states to pursue ambitious national structural reform and investment plans to receive the funds. This has improved the prospects for growth-enhancing structural reforms and further integration among EU member states, both viewed as important tools to reduce the Eurozone’s vulnerabilities to future crises. However, given the political uncertainties, for instance, stemming from coming parliamentary and presidential elections in several countries, there remain downside risks to the future economic performance and political cohesion in Europe. More recently, the trade and financial sanctions imposed on Russia due to its invasion of Ukraine, have caused turbulence in the global markets, especially in the relevant European industries. Although our German subsidiary, MD German, has not commenced its operations and has not generated any revenue as of the date of this annual report, any of the aforementioned factors could materially and adversely affect its development and future business. If these risks materialize, they may ultimately result in material impediments in MD German’s potential business development as its business will be under the impact of decreased economic output and increased uncertainty, which would materially adversely affect its operating results and financial condition. An escalation of political risks could have consequences for the financial system, public debt sustainability, the value of the euro and the greater economy as a whole, potentially leading to impediments in business levels, acquisition of assets and losses across MD German’s businesses.

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

Risks Relating to Our Ordinary Shares and the Trading Market

Our Class A Ordinary Shares have been suspended from trading on Nasdaq and may be delisted, which has had and may continue to have a material adverse effect on our business and the trading and price of our Class A Ordinary Shares.

On March 13, 2026, we received a staff determination letter from the Listing Qualifications Department of Nasdaq, notifying that our Class A Ordinary Shares would be suspended from trading on Nasdaq, effective with the open of trading on March 20, 2026, as a result of our Class A Ordinary Shares having a closing bid price of $0.10 or less for 10 consecutive business days.

On March 20, 2026, our Class A Ordinary Shares were suspended from trading on Nasdaq and commenced trading on the OTCID Basic Markets under the ticker symbol “UOKAF.” On the same day, we submitted a hearing request to an independent Nasdaq Hearing Panel (the “Panel”) to appeal the suspension determination. An oral hearing with the Panel has been scheduled for April 23, 2026. However, there can be no assurance that the Panel will grant our request for continued listing or otherwise provide relief from the suspension determination, and the ultimate outcome of the hearing process remains uncertain.

The suspension and potential delisting of our Class A Ordinary Shares from Nasdaq and their trading on OTCID Basic Markets have had, and may continue to have, material adverse effects on our business and our shareholders, including the following:

●	a limited availability for market quotations for our securities;
●	reduced liquidity with respect to our securities;
●	a determination that our Class A Ordinary Share is a “penny stock,” which will require brokers trading in our Class A Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Share;
●	limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

The Company is considering all options available to regain compliance with Nasdaq’s listing requirements and return to good standing on Nasdaq, including a reverse stock split that became effective on March 16, 2026. However, there can be no assurance that any such measures will be sufficient to satisfy Nasdaq’s listing standards, that the Panel will grant continued listing, or that the Company will be able to relist its securities on Nasdaq or any other national securities exchange. If the Company’s securities are ultimately delisted from Nasdaq and remain quoted on the OTC Markets, an active trading market for the Company’s securities may never develop or, if developed, may not be sustained. As a result, investors may be unable to sell their securities unless an active market for such securities can be established and maintained.

The trading price of the Class A Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalized company with relatively small public float, we may experience greater stock price volatility, lower trading volume, and less liquidity than large-capitalized companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices due to factors beyond our control. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in the UK that have listed their securities in the United States. Furthermore, our Class A Ordinary Shares were suspended from trading on the Nasdaq Capital Market on March 20, 2026, and are currently quoted on the OTC Markets under the ticker symbol “UOKAF.” Trading on the OTC Markets is generally less liquid and subject to greater price volatility than trading on a national securities exchange such as Nasdaq, which may further exacerbate the risks described in this risk factor. In addition to market and industry factors, the price and trading volume for the Class A Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenue, earnings, cash flow;
●	fluctuations in operating metrics;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new solutions and services and expansions by us or our competitors;
●	termination or non-renewal of contracts or any other material adverse change in our relationship with our key customers or strategic investors;
●	in financial estimates by securities analysts;
●	detrimental negative publicity about us, our competitors, or our industry;
●	additions or departures of key personnel;
●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	regulatory developments affecting us or our industry; and
●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the Class A Ordinary Shares will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. If high spreads between the bid and ask prices of our Class A Ordinary Shares exist at the time of a purchase, the stock would have to appreciate substantially on a relative percentage basis for an investor to recoup their investment. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Because we are a Cayman Islands company and all of our business is conducted in the UK through our UK subsidiaries, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

We are incorporated in the Cayman Islands and conduct our operations in the UK through our UK subsidiaries. All of our assets are located outside of the United States. In addition, four out of our six directors and officers, namely Siping Xu, Mengnan Wang, Zhenlei Hu, and Wei Guan, reside in the PRC and Mr. Bo Wang resides in the UK; and another director, Liding Sun, resides in the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these five directors and officers in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the UK may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline. In addition, the suspension of our Class A Ordinary Shares from trading on the Nasdaq Capital Market and their quotation on the OTC Markets may further reduce analyst coverage of our securities, as analysts and research firms are generally less likely to cover companies whose securities are not listed on a national securities exchange. Any reduction in analyst coverage may further impair the liquidity and market price of our Class A Ordinary Shares.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may, follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board of directors are independent directors. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements.

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

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards. However, in the future, we may consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain other corporate governance standards which may afford less protection to investors. Investors should note that if our Class A Ordinary Shares are ultimately delisted from Nasdaq, certain of the foregoing Nasdaq corporate governance protections will no longer be applicable to the Company.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. On December 18, 2025, the Holding Foreign Insiders Accountable Act was enacted as part of the National Defense Authorization Act for Fiscal Year 2026, mandating directors and officers of foreign private issuers to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report beneficial ownership interests in companies, effective on March 18, 2026. As of the date of this annual report, the Company’s directors and officers are subject to the Section 16(a) reporting requirements pursuant to the Holding Foreign Insiders Accountable Act. Five of six directors and officers have timely filed their initial statements of beneficial ownership on Form 3. The Form 3 for Mr. Wei Guan has not yet been filed pending the SEC’s review of his EDGAR access credentials application. Mr. Wei Guan intends to file his Form 3 promptly upon the SEC’s approval. Our principal shareholders who are not our officers or directors, however, will remain exempt from Section 16(a) reporting requirements. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to continue qualifying as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future.

If we fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to accurately and timely disclose information about our financial results or prevent fraud. Any inability to accurately and timely disclose financial results could harm our business and reputation and cause the market price of our Class A Ordinary Shares to decline.

A system of financial controls and procedures is necessary to ensure that information about our financial results is recorded, processed, summarized, and reported in an accurate and timely fashion. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and prevent fraud. If we cannot disclose required information or provide reliable financial reports, we may not be able to manage our business as effectively as we would if an effective control environment existed, and our business and reputation may be harmed. Even though our management concluded that our internal control over financial reporting was effective as of December 31, 2025, we may have a material weakness identified in the future if the controls and procedures we have implemented become inadequate at such future time.

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

On September 18, 2024, we completed a private placement with several investors, wherein a total of 3,112 units were issued at an offering price of $787.50 per unit, for a total purchase price of approximately $2.45 million. The number of shares issued and price per share for these shares are retroactively adjusted to reflect the March 2026 Reverse Share Split. Each unit includes one ordinary share, one September 2024 Series A Warrant to purchase one ordinary share at an exercise price of $1,181.25 per share, and one series B warrant (the “September 2024 Series B Warrants”) to purchase such number of ordinary shares as determined on the Reset Date (as defined therein). As of the date of this annual report, we have issued an aggregate of 15,795 ordinary shares (currently traded as Class A Ordinary Shares) in connection with the private placement.

On February 11, 2026, we closed an underwritten follow-on offering of 122,286 units, with each unit consisting of (i) one Class A Ordinary Share and (ii) one Series A warrant to purchase one Class A Ordinary Share (collectively, the “February 2026 Series A Warrants”) at a public offering price of $49.00 per unit, for aggregate gross proceeds of approximately $6 million, before deducting underwriting discounts and offering expenses payable by us. The February 2026 Series A Warrants have a one-year term, immediately exercisable after issuance, and have an initial exercise price of $49.00 per Class A Ordinary Share, which is subject to reset on the Reset Date (as defined therein). The February 2026 Series A Warrants also provide for a zero exercise price option, in which the holder will receive 1.5 Class A Ordinary Shares that would be issuable upon a cash exercise of the February 2026 Series A Warrants, without payment of additional consideration. As of the date of this annual report, we have issued an aggregate of 509,122 Class A Ordinary Shares in connection with this follow-on offering.

On March 2, 2026, we completed a registered direct offering pursuant to our registration statement on Form F-3 (File No. 333-261347), as amended, which was initially filed with the SEC on November 24, 2021 and declared effective on March 6, 2023, and a related prospectus supplement filed with the SEC on March 2, 2026. In this offering, we issued and sold 24,600,000 Class A Ordinary Shares to certain institutional investors at a purchase price of $0.1015 per share.

In many circumstances, large issuances of equity for companies have the potential to cause a significant downward pressure on the price of ordinary shares. This is especially the case if the shares being placed into the market exceed the market’s ability to take up the increased share issuance. Such an event could place further downward pressure on the price of our Class A Ordinary Shares. Regardless of our activities, the opportunity exists for short sellers and others to contribute to the future decline of our share price. If there are significant short sales of our Class A Ordinary Shares, the price decline that would result from our acquisition activities will cause the share price to decline more, which may cause other holders of our Class A Ordinary Shares to sell their shares, thereby contributing to sales of Class A Ordinary Shares in the market. We may execute similar transactions in the future, and if there are many more of our Class A Ordinary Shares on the market for sale than the market will absorb, the price of our Class A Ordinary Shares will likely further decline, which could further impair our ability to regain compliance with the minimum closing bid price required for continued listing on Nasdaq set forth in Nasdaq Listing Rule 5550(a)(2), or result in a repeated inability to meet such requirement, and could further adversely affect the trading price and liquidity of our Class A Ordinary Shares on the OTC Markets during the pendency of our appeal of the Nasdaq suspension determination.

Our board of directors may decline to register transfers of Class A Ordinary Shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any Class A Ordinary Shares which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

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

This, however, is unlikely to affect market transactions of the Class A Ordinary Shares held by our public shareholders. As of the date of this annual report, our Class A Ordinary Shares are quoted on the OTC Markets following the suspension of trading on the Nasdaq Capital Market effective March 20, 2026. The legal title to such Class A Ordinary Shares and the registration details of those Class A Ordinary Shares in the Company’s register of members remain with the Depository Trust Company. All market transactions with respect to those Class A Ordinary Shares are carried out without the need for any kind of registration by the directors, as the market transactions are all conducted through the Depository Trust Company systems.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British Overseas Territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

If we are classified as a PFIC, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

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

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. It is possible that, however, for our 2026 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year.

Risks Relating to Our Capital Structure

Our dual class share structure with different voting rights may adversely affect the value and liquidity of the Class A Ordinary Shares.

We cannot predict whether our dual class share structure with different voting rights will result in a lower or more volatile market price of the Class A Ordinary Shares, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. Because of our dual class structure, we will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make the Class A Ordinary Shares less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of a multiple class structure and our dual class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case, the market price and liquidity of the Class A Ordinary Shares could be adversely affected.

Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

We have adopted a dual class share structure such that our Ordinary Shares consist of Class A Ordinary Shares and Class B Ordinary Shares. In respect of matters requiring the votes of shareholders, each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to 50 votes. Each Class B Ordinary Share is convertible into one Class A Ordinary share at any time by the holder thereof. Our Class A Ordinary Shares are not convertible into our Class B Ordinary Shares under any circumstances. Only our Class A Ordinary Shares are listed on Nasdaq, though trading in our Class A Ordinary Shares on Nasdaq has been suspended effective March 20, 2026, and our Class A Ordinary Shares are currently quoted on the OTC Markets. This voting structure may discourage investors from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

As of the date of this annual report, the Company has an aggregate of 1,230,890 Class A Ordinary Shares and 11,658 Class B Ordinary Shares issued and outstanding, with the holders of Class B Ordinary Shares representing approximately 32.14% of the total voting power. To maintain control over matters requiring approval by ordinary resolutions of shareholders, which require the affirmative vote of not less than 50% of the votes cast, the holders of Class B Ordinary Shares would need to retain at least 906,895 votes, equivalent to 18,138 Class B Ordinary Shares, which represent approximately 1.46% of the total outstanding Ordinary Shares and are more than the Class B Ordinary Shares outstanding. To maintain control over matters requiring approval by special resolutions of shareholders, which require the affirmative vote of not less than two-thirds of the votes cast, the holders of Class B Ordinary Shares would need to retain at least 1,209,194 votes, equivalent to 24,184 Class B Ordinary Shares, which represent approximately 1.95% of the total outstanding Ordinary Shares and are more than the Class B Ordinary Shares outstanding.

Future issuances of Class B Ordinary Shares may be dilutive to holders of Class A Ordinary Shares.

We may issue additional Class B Ordinary Shares in the future in connection with future financings, strategic transactions, equity incentive plans, or otherwise. Any such issuance could result in dilution to existing holders of our Class A Ordinary Shares.

In addition, since Class B Ordinary Shares carry greater voting rights than Class A Ordinary Shares, any future issuances of Class B Ordinary Shares could have the effect of further concentrating voting power in certain shareholders. This may reduce the influence of Class A Ordinary Shareholders over matters requiring shareholder approval.

There can be no assurance as to when or if we will issue additional Class B Ordinary Shares, or the terms of any such issuance. However, any such future issuances could materially and adversely affect the market price of our Class A Ordinary Shares and dilute the interests of existing Class A Ordinary Shareholders.

Item 4.INFORMATION ON THE COMPANY

A.	History and Development of the Company

Corporate History

MDJM is a Cayman Islands exempted company incorporated on January 26, 2018.

MDJM wholly owns MDJH Hong Kong, which was incorporated on February 9, 2018 under the laws of Hong Kong. Prior to August 25, 2025, MDJH Hong Kong held a 100% ownership interest in Mingda Beijing, a limited liability company organized on March 9, 2018 under the laws of the PRC. Mingda Beijing was classified as a wholly foreign-owned enterprise.

On April 28, 2018, Mingda Beijing entered into a series of contractual arrangements (the “VIE Agreements”), with Mingda Tianjin and Mingda Tianjin’s shareholders. Mingda Tianjin, a limited liability company organized on September 25, 2002 under the laws of the PRC, changed its name to Mingdajiahe (Tianjin) Co., Ltd. on February 2, 2021. Mingda Tianjin conducted MDJM’s primary business operations in China prior to 2023. Since 2023, Mingda Tianjin has scaled down and ceased the provision of real estate agency services due to changes to the Chinese real estate market and, as of the date of this annual report, Mingda Tianjin has no business operations.

On October 28, 2020, MD UK was formed pursuant to English laws. MDJM holds 100% of the equity interest in MD UK. MD UK commenced its operations in 2021, focusing on developing and launching real estate development projects and hospitality programs, including hotel operations. On June 15, 2021, Mansions was formed as a limited company under English laws, engaging in the hotel management business. Mansions commenced operations in 2021. 51% of the equity interest in Mansions was held by MD UK, 41% of the equity interest was held by Ocean Tide Wealth Limited, a specialist mortgage broker in the UK, and the remaining 8% was held by Mingzhe Zhang. On May 20, 2022, MD UK acquired 41% of the equity interests in Mansions from Ocean Tide Wealth Limited with a consideration of one British pound sterling and 8% of the equity interests in Mansions from Mingzhe Zhang with a consideration of one British pound sterling. After the acquisitions, MD UK holds 100% of the equity interests in Mansions.

On January 14, 2022, MD Japan was formed pursuant to Japanese laws. MDJM holds 100% of the equity interest in MD Japan. As of the date of this annual report, MD Japan has not been operative or generated any revenue.

On February 16, 2022, MD German was formed pursuant to German laws. MDJM holds 100% of the equity interest in MD German. As of the date of this annual report, MD German has not been operative or generated any revenue.

On December 16, 2022, Mansions changed its name from “Mansions Estate Agent Ltd” to “Mansions Catering and Hotel Ltd.” MD UK and Mansions submitted requests and information required to expand their business to hotel operations to the Companies House of UK in December 2022.

On August 22, 2023, we incorporated Fernie Castle Culture Limited in the UK. Fernie Castle Culture Limited expected to engage in the management of the brand name of “Fernie” and developing “Fernie” brand name related products and services, including cultural products and services. Fernie Castle Culture Limited did not have any operation. As of the date of this annual report, Fernie Castle Culture Limited has been dissolved.

On March 3, 2025, the Company’s board of directors approved the termination of the contractual arrangements with Mingda Tianjin. Subsequently, on March 1, 2025, Mingda Beijing entered into termination agreements with Mingda Tianjin and its shareholders, effectively terminating the VIE Agreements. As a result, Mingda Beijing ceased providing business support and consulting services to Mingda Tianjin and was no longer considered its beneficial owner.

On March 5, 2025, the local authorities in Beijing issued a Notice of Deregistration of Equity Pledge to each shareholder of Mingda Tianjin, formally completing the deregistration process and officially ending the contractual arrangements between Mingda Beijing and Mingda Tianjin.

On June 23, 2025, the board of directors of the Company approved a resolution to commence the voluntary dissolution of two subsidiaries in connection with the termination and deconsolidation of the VIE structure: Mingda Beijing and MDJH Hong Kong. These entities did not engage in any material business activities other than their role in maintaining the VIE structure. As of the date of this annual report, the dissolution process of MDJH Hong Kong is ongoing.

On August 25, 2025, Mingda Beijing was officially dissolved.

Private Placement in September 2024

On September 18, 2024, we completed a private placement with several investors, wherein a total of 3,112 units were issued at an offering price of $787.50 per unit, for a total purchase price of approximately $2.45 million. Each unit includes one ordinary share, one September 2024 Series A Warrant, and one September 2024 Series B Warrant.

We filed a registration statement on Form F-3 (File No. 333-282701) to register the September 2024 Series A Warrants, the September 2024 Series B Warrants, and ordinary shares underlying the September 2024 Series A Warrants and the September 2024 Series B Warrants, which was initially filed with the SEC on October 17, 2024 and declared effective by the SEC on October 30, 2024.

From October 31, 2024 to November 7, 2024, the investors fully exercised their September 2024 Series B Warrants, resulting in the issuance of a total of 9,781 Ordinary Shares by the Company for a total consideration of $8,518.

In February 2025, investors exercised 1,715 September 2024 Series A Warrants at an exercise price of $189 per warrant for a total consideration of $324,000.

As of the date of this annual report, we have issued an aggregate of 15,795 ordinary shares (currently traded as Class A Ordinary Shares) in connection with the private placement.

Reverse Share Split in April 2025

On April 28, 2025, at the Company’s extraordinary general meeting, the shareholders of the Company passed the resolution authorizing that each of the 50,000,000 authorized shares in the Company of US$0.001 par value (including all issued ordinary shares and any unissued ordinary shares) each be consolidated on a 25-to-1 basis, such that the Company’s authorized ordinary shares be consolidated from 50,000,000 ordinary shares of US$0.001 par value to 2,000,000 ordinary shares of US$0.025 par value each.

Dual Class Restructuring in September 2025

On September 22, 2025, at the 2025 annual general meeting of shareholders of the Company, the shareholders of the Company passed resolutions to authorize, establish and designate two new classes of ordinary shares of US$0.025 par value each, being Class A Ordinary Shares and Class B Ordinary Shares, with each of the Class A Ordinary Shares and Class B Ordinary Shares having the rights and privileges set out in the second amended and restated memorandum and articles of association of the Company, and to redesignate (i) 408,000 authorized and issued ordinary shares held by MDJH LTD as Class B Ordinary Shares; (ii) 660,686 of the authorized and issued ordinary shares, not including those held by MDJH LTD, as Class A Ordinary Shares; and (iii) 931,314 of the authorized but unissued ordinary shares as Class A Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for the following voting and conversion rights: (i) in respect of all matters subject to vote at general meetings of the Company, each holder of Class A Ordinary Shares is entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares is entitled to 50 votes per one Class B Ordinary Share; and (ii) the Class A Ordinary Shares will not be convertible into shares of any other class and the Class B Ordinary Shares will be convertible into Class A Ordinary Shares at any time after issuance at the option of the holder. Each one Class B Ordinary Share will be Convertible into one Class A Ordinary Share.

Change in Authorized Share Capital and Share Subdivision in October 2025

On October 20, 2025, at the Company’s extraordinary general meeting, the shareholders of the Company passed the resolution to increase the Company’s authorized share capital from US$50,000.00 divided into 2,000,000 shares comprising of (i) 1,592,000 Class A Ordinary Shares of par value US$0.025 each and (ii) 408,000 Class B Ordinary Shares of par value US$0.025 each, to US$250,000,000.00 divided into 10,000,000,000 shares comprising of (i) 9,999,592,000 Class A Ordinary Shares of par value US$0.025 each and (ii) 408,000 Class B Ordinary Shares of par value US$0.025 each.

Change in Authorized Share Capital and Share Subdivision in February 2026

On February 19, 2026, the Company approved a resolution to effect a 35-for-1 consolidation of its ordinary shares. Pursuant to the consolidation, each 35 authorized ordinary shares with a par value of $0.025 per share (including all issued and unissued shares) were combined into one ordinary share. As a result, the Company’s authorized share capital was reduced from 10,000,000,000 ordinary shares of $0.025 par value each to 285,714,286 ordinary shares of $0.875 par value each, having such rights and subject to such restrictions as set forth in the Articles. All share and per share information presented in this Form 20-F has been retroactively adjusted to give effect to the October 2025 and February 2026 share consolidation.

Public Offering in February 2026

On February 11, 2026, we closed an underwritten follow-on offering of 122,286 units, with each unit consisting of (i) one Class A Ordinary Share and (ii) one February 2026 Series A Warrant at a public offering price of $49.00 per unit, for aggregate gross proceeds of approximately $6 million, before deducting underwriting discounts and offering expenses payable by us. The February 2026 Series A Warrants have a one-year term, immediately exercisable after issuance, and have an initial exercise price of $49.00 per Class A Ordinary Share, which is subject to reset on the Reset Date (as defined therein). The February 2026 Series A Warrants also provide for a zero exercise price option, in which the holder will receive 1.5 Class A Ordinary Shares that would be issuable upon a cash exercise of the February 2026 Series A Warrants, without payment of additional consideration.

To register the units, the February 2026 Series A Warrants, and Class A Ordinary Shares underlying the February 2026 Series A Warrants, we filed (i) a registration statement on Form F-1 (File No. 333-292953), which was filed with the SEC on January 26, 2026 and declared effective by the SEC on February 9, 2026, and (ii) a registration statement on Form F-1 (File No. 333-293329), which was filed with the SEC pursuant to Rule 462(b) of the Securities Act and became effective on February 10, 2026.

In February 2026, certain investors exercised their February 2026 Series A Warrants on a zero cash exercise basis, resulting in the issuance of a total of 386,836 Class A Ordinary Shares for no additional consideration.

As of the date of this annual report, we have issued an aggregate of 509,122 Class A Ordinary Shares in connection with the follow-on offering.

Reverse Share Split in 2026

On January 22, 2026, at the Company’s extraordinary general meeting, the shareholders of the Company passed the resolution to authorize that in the event that the closing bid price per listed share of the Company (ticker symbol: UOKA) on the Nasdaq Capital Market falls below US$1.00, each of the 10,000,000,000 authorized ordinary shares in the Company of US$0.025 par value (including all issued ordinary shares and any unissued ordinary shares) be consolidated at the consolidation ratio and effective time as the board of director may determine at their sole discretion, provided that the consolidation ratio shall be not less than 2:1 and not more than 50:1, with such consolidated shares having the same rights and being subject to the same restrictions as set out in the second amended and restated memorandum and articles of association of the Company (as amended). On February 19, 2026, the Company’s board of director approved a resolution to effect a consolidation of the Company’s Ordinary Shares at the consolidation ratio of 35:1. As a result of the consolidation, the Company’s 10,000,000,000 authorized Ordinary Shares, each with a par value of US$0.025, will be consolidated into 285,714,286 Ordinary Shares, consisting of (i) 285,702,629 Class A Ordinary Shares, each with a par value of US$0.875 and (ii) 11,657 Class B Ordinary Shares, each with a par value of US$0.875. On March 16, 2026, the share consolidation became effective on the Nasdaq Capital Market.

Registered Direct Offering in March 2026

On March 2, 2026, we closed a registered direct offering and issued and sold 24,600,000 Class A Ordinary Shares to certain institutional investors at a purchase price of $0.1015 per share. We received $2,496,900 in gross proceeds from the offering, before deducting placement agent fees and estimated offering expenses.

Nasdaq Suspension and OTC Markets Quotation

On March 13, 2026, we received a staff determination letter from the Listing Qualifications Department of Nasdaq notifying us that our Class A Ordinary Shares would be suspended from trading on the Nasdaq Capital Market effective with the open of trading on March 20, 2026, as a result of our Class A Ordinary Shares having a closing bid price of $0.10 or less for 10 consecutive business days. On March 20, 2026, our Class A Ordinary Shares were suspended from trading on the Nasdaq Capital Market and commenced trading on the OTC Markets under the ticker symbol “UOKAF.” On the same date, we submitted a hearing request to the Panel to appeal the suspension determination. An oral hearing with the Panel has been scheduled for April 23, 2026. However, there can be no assurance that the Panel will grant our request for continued listing or otherwise provide relief from the suspension determination, and the ultimate outcome of the hearing process remains uncertain. For a more detailed discussion of the risks associated with the Nasdaq suspension and the potential delisting of our Class A Ordinary Shares, see “Item 3.D—Risk Factors—Risks Relating to Our Ordinary Shares and the Trading Market—Our Class A Ordinary Shares have been suspended from trading on Nasdaq and may be delisted, which has had and may continue to have a material adverse effect on our business and the trading and price of our Class A Ordinary Shares.”

Proposed Share Capital Increase and Share Consolidation

On March 26, 2026, the Company’s board of director approved a resolution to convene an extraordinary general meeting of shareholders, which is scheduled for April 21, 2026. On March 31, 2026, the Company furnished a notice and proxy statement in connection with the extraordinary general meeting on Form 6-K with the SEC. At the extraordinary general meeting, shareholders will be asked to consider and vote on two proposals:

Proposal No. 1—Increase of Authorized Share Capital: The board of director proposed to increase the Company’s authorized share capital from US$250,000,000, divided into 285,714,286 ordinary shares of par value US$0.875 each (consisting of 285,702,629 Class A Ordinary Shares and 11,657 Class B Ordinary Shares), to US$4,462,500,000, divided into 5,100,000,000 ordinary shares of par value US$0.875 each (consisting of 5,000,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares), by the creation of 4,714,297,371 authorized and unissued Class A Ordinary Shares and 99,988,343 authorized and unissued Class B Ordinary Shares.

Proposal No. 2—Share Consolidation Mandate: The board of director proposed to obtain a mandate from shareholders to effect a consolidation of the Company’s authorized and issued share capital at a consolidation ratio of not less than 2:1 and not more than 200:1, at such ratio and effective time as the board of directors may determine in its sole discretion.

Corporate Information

Our principal executive offices are located at Fernie Castle, Letham, Cupar, Fife, KY15 7RU, United Kingdom, and our phone number is +44-01337 829 349. Our registered office in Cayman Islands is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, and the phone number of our registered office is +1 345 949 8599. We maintain a corporate website at ir-uoka.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

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

Overview

We operate our business through MD UK and Mansions. While we conducted business in the PRC prior to the fiscal year ended December 31, 2024 through our Former PRC entities, including Mingda Tianjin, which was a VIE in the PRC, we have no business operations in the PRC as of the date of this annual report.

Mansions engages in the asset management business and expects to provide comprehensive UK real estate-related services, including property leasing, property sales, furnishings, routine property maintenance and management, and hospitality and butler services to overseas real estate owners. Mansions implements customized management plans holistically tailored to the needs of its real estate owner clients. It facilitates a variety of ancillary services, including its real estate marketing and planning services, real estate agency services, advertisement planning services, 24-7 multilingual customer service meeting the demand of an international market, and professional onsite butler team. We believe that the establishment of Mansions is a significant step for our global expansion strategy. Mansions commenced operations in 2021 and generated $89,664 (GBP67,965), $48,375 (GBP37,849), and $102,909 (GBP82,729), of revenue during the years ended December 31, 2025, 2024, and 2023, respectively.

MD UK commenced its operations in 2021. MD UK focuses on developing and launching real estate development projects and hospitality programs, including hotel operations. See “—Our Services—The UK Operations.”

Prior to 2023, we also operated our business through the Former PRC Entities, particularly through Mingda Tianjin, which primarily provided primary real estate agency services to its real estate developer clients. Mingda Tianjin’s main market was in the Tianjin Autonomous Municipality, one of the richest cities in the PRC, ranking fifth in the PRC based upon GDP per capita in 2022, according to the China Statistical Yearbook. Since 2014, Mingda Tianjin had expanded its market presence to other first and second tier cities in China, including Chengdu of Sichuan province.

The Former PRC Entities’ primary real estate agency services offerings included providing primary agency sales services to residential real estate developers at any stage of the development and sale of a residential real estate project. The Former PRC Entities typically served large and mid-sized real estate developers or promising emerging local developers in the markets in which they operated. The Former PRC entities primarily generated revenue through sales commissions which were either fixed or progressive. They generated 0%, 0%, and 29.0% of their total revenue through their primary agency sales services in fiscal years ended December 31, 2025, 2024, and 2023, respectively.

The Former PRC entities commenced their operations in 2002. Their revenue was $nil, $nil, and $41,954 for the years ended December 31, 2025, 2024, and 2023, respectively. Their net (loss) was $(30,575), $(631,355), and $(662,821) for the years ended December 31, 2025, 2024, and 2023, respectively.

On March 3, 2025, the Company’s Board of Directors approved the termination of the VIE Agreements with Mingda Tianjin. Subsequently, on March 1, 2025, Mingda Beijing entered into termination agreements with Mingda Tianjin and its shareholders, effectively terminating all VIE Agreements. As a result, Mingda Beijing ceased providing business support and consulting services to Mingda Tianjin and was no longer considered its beneficial owner. On March 5, 2025, the local authorities in Beijing issued a Notice of Deregistration of Equity Pledge to each shareholder of Mingda Tianjin, formally completing the deregistration process and officially ending the contractual arrangements between Mingda Beijing and Mingda Tianjin.

Strategic Shift to Cultural IP Ecosystem

We are undergoing a significant strategic transformation to shift our core operations toward the development and monetization of a global cultural IP ecosystem. This new strategy integrates content creation, cultural tourism, international collaboration, and cultural asset management to crease a seamless chain from IP development to commercial value. Our goal is to build a globally influential cultural and artistic ecosystem that brings Eastern philosophy and aesthetics to the world through contemporary storytelling and immersive experience.

Our future strategy is built upon the following four core directions:

●	Cultural IP Ownership & Original IP Development—this involves creating original IP rooted in Eastern culture, aesthetics, and philosophy, and building cross-cultural storytelling content with global appeal;
●	International Cultural IP Licensing & Collaboration—we will introduce and collaborate with internationally recognized cultural IPs, expanding cross-border creative and cultural partnerships to achieve mutual enrichment of cultural resources and artistic expression;

●	Cultural Experience Operations at Fernie Castle—we utilize Fernie Castle and its adjacent Oriental Garden in Scotland as the core operational platform to establish an immersive Animation Art Museum, inspired by the aesthetic and experiential philosophy of Japan’s Ghibli Museum. This physical cultural zone will generate sustainable cultural revenue through animation and art exhibitions, themed cultural dining, boutique accommodation, oriental garden experiences, cultural festivals, and immersive programming; and
●	Cultural IP Commercialization—we will focus on producing animated shorts and feature films, securing international distribution, and streaming partnerships, generating box office and exhibition revenue, developing merchandise and derivative products, and licensing globally and expanding brand cooperation.

To accelerate our strategy, we have executed the following key agreements with world-class international partners:

Journey to the West Animated Short Film

On August 1, 2025, we signed a Scrip Contract with leading European creators, Isabel Herguera and Gianmarco Serra, to develop the script and related materials for an original animated short film inspired by the classic Chinese myth, and the original screenplay for the short film has been completed. Subsequently, on November 10, 2025, we signed an Animation Production Agreement with Abano Producións S.L., a leading animation studio in Galicia, Spain, to launch the production of the short film. Abano Producións S.L. is recognized internationally for auteur animation, with works selected and awarded by major festivals including Annecy, San Sebastián, and Zagreb. The expected release date for this short film is July 2026.

An Eastern-Themed Animated Short Film

On November 20, 2025, MD UK entered into a Development and Co-Production Deal Memo with H5 S.A.R.L., one of France’s most influential, Academy Award-winning animation and creative studios, for a new philosophical animated short film inspired by Eastern thought. The creative team for this project includes Ludovic Houplain (Co-founder of H5 S.A.R.L., Academy Award-winning Director of Logorama), Federico Matarazzo (Artistic Producer), Stéphane Levallois (concept artist), and Vincent Dupuis (VFX visionary and Co-Founder of Machine Molle). This collaboration extends beyond a single film to actively explore multi-layered cultural partnerships, including co-curated exhibitions at the Fernie Castle Animation Museum, blending French visual culture with Eastern philosophical aesthetics, cross-media cultural experiences combining animation, sound, interactive design and spatial storytelling, and joint development of future animation IP.

Fernie Castle Venue Development

On July 15, 2025, we signed an Architectural Design Service Agreement with Kengo Kuma & Associates, Inc. (KKAA), a global architectural firm based in Tokyo, Japan, and on December 19, 2025, we signed a Memorandum of Agreement and Conditions of Appointment with Simpson & Brown LLP, one of Scotland’s most established and respected heritage architecture practices, for the Fernie Castle Oriental Landscape Project. This project is focused on designing Fernie Castle and its adjacent Oriental Garden to create a new international cultural ecosystem that will host cross-cultural animation and art exhibitions, international artist residencies, and themed boutique accommodation. The estimated capital investment for this project is $10 million, with an expected completion in May 2027.

As of the date of this annual report, we do not hold any IP and has not generate any revenue from our global cultural IP ecosystem business.

Competitive Strengths

We believe that the following strengths differentiate the UK subsidiaries from their competitors:

●	Unique Cultural Brand Creation. The Company is committed to becoming an innovative enterprise that focuses on cultural exchange between the East and the West, as well as the integration of culture and business. The Company aims to strengthen its position in the cultural industry by focusing on product development, consumer experience creation, and cultural brand creation. In addition, the Company is committed to preserving traditional heritage and integrating culture into its products, creating consumer experiences that align with the market trend of emphasizing a high-quality lifestyle.

●	Integration of British Castles and Eastern Gardens in Real-Life Scenarios. The Company leverages its ownership of the Fernie Castle project to create a garden landscape with strong Eastern cultural elements within the castle, aiming to present historical aesthetics and heritage through physical assets. By exploring the cultural significance behind both British castles and Eastern gardens, the Company integrates such cultural heritage into product design and brand communication. We believe that this cross-cultural innovation not only brings consumers a brand-new cultural experience but also further enhances the Company’s influence in the cultural sector.

Growth Strategies

We intend to develop our business by implementing the following strategies:

●	Eastern-Themed Animation IP Development. The Company is committed to building a distinctive Eastern-themed animation intellectual property platform that promotes cultural exchange between the East and the West through high-quality original content and international co-production. By reinterpreting classical Eastern myths and philosophical concepts through contemporary auteur animation, the Company aims to strengthen its position in the cultural and creative industries while expanding its presence in European and North American markets. In furtherance of this strategy, the Company is developing two animated short films, including an animated short film inspired by the classic Chinese myth Journey to the West, which has completed script development and is currently in production pursuant to an animation production agreement with Abano Producións S.L., a Spanish animation studio recognized by major international festivals, with an expected release in July 2026, and a philosophical Eastern-themed animated short film under development through a co-production arrangement with H5 S.A.R.L., an Academy Award-winning French creative studio.
●	Fernie Castle Cultural Venue Development. The Company is pursuing the development of Fernie Castle as a cultural venue integrating animation, art, and heritage architecture to support long-term IP expansion and cultural commercialization. In furtherance of this strategy, the Company has engaged Kengo Kuma & Associates, Inc. and Simpson & Brown LLP to design the Fernie Castle Oriental Landscape Project, which is intended to transform the castle and its adjacent Oriental Garden into an international cultural ecosystem hosting cross-cultural animation and art exhibitions, artist residencies, themed boutique accommodations, and related cultural experiences. The project is expected to require approximately $10 million in capital investment and is targeted for completion in May 2027.

Our Services

The UK operations

The UK subsidiaries, MD UK and Mansions, commenced operations in August 2021.

Mansions engages in the asset management business and expects to provide comprehensive UK real estate-related services, including property leasing, property sales, furnishings, routine property maintenance and management, and hospitality and butler services to overseas real estate owners. Mansions implements customized management plans holistically tailored to the needs of its real estate owner clients. It facilitates a variety of ancillary services, including its real estate marketing and planning services, real estate agency services, advertisement planning services, 24 7 multilingual customer services meeting the demands of an international market, and professional onsite butler team. Mansions also manages the operations of the two hotels that MD UK recently purchased, as described below. We believe that the establishment of Mansions is a significant step for our global expansion strategy. Mansions commenced operations in 2021 and generated $89,664 (GBP67,965), $48,375 (GBP37,849), and $102,909 (GBP82,729) revenue during the years ended December 31, 2025, 2024, and 2023, respectively.

MD UK focuses on developing and launching real estate development projects and hospitality programs, including hotel operations, which are managed through Mansions.

On August 3, 2022, MD UK entered into an Offer to Sell (the “Agreement”) with Braveheart Hotels Limited, a United Kingdom company (“Braveheart”). Pursuant to the Agreement, MD UK agreed to purchase Fernie Castle, Letham, Cupar, Fife, KY15 7RU, United Kingdom (the “Property”) from Braveheart for a price of GBP1,580,000 and Braveheart agreed to sell such Property and to deliver entry with vacant possession of the Property to MD UK on August 5, 2022, or such other date as MD UK and Braveheart may agree in writing. The parties closed this deal on August 5, 2022. MD UK plans to transform the property into a multi-functional cultural venue, encompassing a fine dining restaurant, a hotel, and spaces for parties and weddings. The Company plans to fund the remodeling effort through self-funding, along with obtaining the necessary services through equity compensation. As of the date of this annual report, the remodeling is not yet complete.

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

Prior PRC operations

The Former PRC Entities generated their revenue primarily through providing primary real estate agency services to their real estate developer clients. Primary real estate agency services refer to agency services provided for the primary real estate market, newly constructed and completed residential and commercial real properties. The Former PRC Entities’ primary real estate agency services were for residential and business projects. In addition to the traditional agency services provided for the primary real estate market, the Former PRC Entities provided integrated agency services that incorporate any stage(s) in the residential real estate project value chain, which ranged from planning and design to marketing and sales, and delivery and after-sale services, where they served both their real estate developer clients, the prospective property buyers, and the property buyers.

The Former PRC Entities’ principal business was providing primary real estate agency services. The Former PRC Entities derived substantially all of their primary real estate agency service revenue from gross commission income received serving as a broker or sales agent at the closing of real estate transactions. The Former PRC Entities provided primary real estate agency services to real estate developers of mainly residential properties. For the year ended December 31, 2023, the Former PRC Entities’ average residential property broker commission rate was 0.47%, which represented the average/standard commission rate earned by primary sales agents in a home sale transaction. For the years ended December 31, 2025 and 2024, the Former PRC Entities did not provide primary real estate agency services.

Through Mingda Tianjin and its two branch offices in Chengdu (the “Chengdu Branch Office”) (deconsolidated in 2024) and in Suzhou (deconsolidated in 2022), the Former PRC Entities owned and operated a primary real estate agency service business in the following local markets, Tianjin, Chengdu, and Suzhou, which represented 100%, 0%, and 0% of their agency revenue for the year ended December 31, 2023, respectively. The Chengdu Branch Office commenced generating revenue in 2019. The Former PRC Entities did not generate any agency revenue for the years ended December 31, 2025 and 2024. As of December 31, 2025, Mingda Tianjin had no employees.

For the years ended December 31, 2025, 2024, and 2023, the Former PRC Entities completed the sale of 0 units, 0 units, and 6 units, respectively.

Major Customers

Mansions’ customers are primarily overseas investors and real estate owners in the UK, including high net worth individuals and some individuals with particular needs, such as parents of children who study or work abroad. In December 2022, Mansions expanded its business into hotel operations, and its primary customers have since then further included customers of its hotels.

The Former PRC Entities’ customers were primarily real estate developers. They also served real estate design institutes and agencies, urban planning bureaus of various levels of governments, urban rail transportation companies, and urban infrastructure development companies. The Former PRC Entities relied on their developer customers for revenue generated from their services primarily as primary real estate sales provider.

For the years ended December 31, 2025 and 2024, the Former PRC Entities did not generate any revenue.

For the year ended December 31, 2023, the Former PRC Entities’ top customer represented approximately 28% of their total revenue. The accounts receivable from this customer (project) were $0 as of December 31, 2023.

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

The PRC Market

The Former PRC Entities employed a variety of marketing and brand promotion methods to enhance their brand recognition and attract property buyers, including advertisements, following up with prospective buyers who had visited the sales offices of projects for which they acted as primary sales agent, establishing a brand center to maintain and position their brand image, and third-party referrals.

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

Employees

See “Item 6. Directors, Senior Management and Employees—D. Employees.”

Seasonality

Our UK operations are affected by seasonality common in the hotel industry, with summer being the peak season for customer travel and winter being the off-season. To address such seasonal challenge, we seek to promote the unique cultural value of our assets as an attraction and combines both online and offline business development strategies to minimize the impact of seasonality on business operations.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Exchange. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;
●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;
●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;
●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;
●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and
●	we are not required to comply with Section 16 of the Exchange Act establishing insider liability for profits realized from any “short-swing” trading transaction.

Regulations

Our UK subsidiaries are subject to national and local regulations governing employment, health and safety, data privacy, environmental compliance, and consumer protection. They must comply with comprehensive labor standards regarding minimum wage, working hours, and anti-discrimination, as well as rigorous health and safety requirements, including fire safety and food hygiene protocols. Furthermore, data protection laws govern their processing of personal information, while environmental regulations impose obligations regarding waste management and energy efficiency. Our UK subsidiaries are also required to maintain various operational licenses and must adhere to anti-bribery and corruption laws. Failure to comply with these evolving regulatory frameworks could result in significant financial penalties, operational restrictions, or reputational harm.

C.	Organizational Structure

See “Item 3. Key Information.”

D.	Property, Plants and Equipment

Our principal office is located at Fernie Castle, Letham, Cupar, Fife, KY15 7RU, the United Kingdom, which we purchased and have owned since August 5, 2022.

We also own Robin Hill Hotel and the Villa, located at 74 Braddons Hill Road, Torquay TQ1 1HF, the United Kingdom, which we purchased and have owned since December 6, 2022.

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

A.	Operating Results

Comparison of Results of Operations for the Years Ended December 31, 2025 and 2024

Revenue

	2025	2024	Change in $	Change in %
Revenue	$89,664	$48,375	$41,289	85%

Revenue for the year ended December 31, 2025 was $89,664, compared to $48,375 in 2024, representing an increase of $41,289, or 85%. The increase was primarily attributable to the establishment of a new third-party sales channel in 2025.

Operating Expenses

The following table summarizes the operating expenses for the years ended December 31, 2025 and 2024:

	2025	2024	Change in US$	Change in %
Operating Expenses:
Payroll, payroll taxes and others	$232,804	$1,792,080	$(1,559,276)	(87)%
Professional fees	757,463	453,846	303,617	67%
Depreciation and amortization	78,458	75,501	2,957	4%
Allowance (recovery) of CECL - trade receivable, net	—	134,960	(134,960)	(100)%
Other general and administrative	191,277	381,903	(190,626)	(50)%
Total Operating Expenses	$1,260,002	$2,838,290	$(1,578,288)	(56)%

Operating expenses for the year ended December 31, 2025 were $1,260,002, representing a decrease of $1,578,288, or 56%, compared to $2,838,290 in 2024. The decrease was primarily attributable to the absence of stock-based compensation expenses in 2025, whereas stock-based compensation of $1,493,418 was recognized in 2024.

Payroll, payroll taxes, and other related expenses were $232,804 for the year ended December 31, 2025, representing a decrease of $1,559,276, or 87%, compared to $1,792,080 in 2024. The decrease was primarily attributable to the absence of stock-based compensation expenses in 2025. In 2024, the Company recognized stock-based compensation expense of $1,493,418. On May 31, 2024, the Company issued 1,344 ordinary shares to 13 employees and officers as part of their 2024 compensation package. The shares were valued at $1,111.25 per share, based on the closing market price of the Company’s ordinary shares on Nasdaq on May 31, 2024. As a result, the Company recognized stock-based compensation expenses of $1,493,418, which were included in payroll, payroll taxes, and other related expenses for the year ended December 31, 2024.

Professional fees consist primarily of legal, U.S. GAAP audit, consulting, investor relations, and other U.S. SEC filing-related fees. Professional fees were $757,463 for the year ended December 31, 2025, representing an increase of $303,617, or 67%, compared to $453,846 in 2024. The increase in professional fees was primarily attributable to our increased financing activities and compliance costs associated with U.S. SEC filing requirements.

Depreciation and amortization expenses totaled $78,458 for the year ended December 31, 2025, representing an increase of $2,957, or 4%, compared to $75,501 in 2024. As of December 31, 2025 and 2024, all of the Company’s net fixed assets were located in the United Kingdom, and no fixed assets remained in China. Currently, the Company has no plans to acquire new assets in China.

There was no accounts receivable balance or allowance for credit losses under CECL as of December 31, 2025. In 2024, the Company recorded an allowance for credit losses on trade receivables of $134,960, which primarily related to real estate agent service income earned in prior years. As of December 31, 2024, the Company had accounts receivable of $134,960 (RMB971,135), mainly due from one customer. Due to the downturn in China’s real estate market, management determined that recovery was unlikely and applied a 100% CECL allowance to receivables outstanding for more than one year as of December 31, 2024.

Other general and administrative expenses totaled $191,277 for the year ended December 31, 2025, representing a decrease of $190,626, or 50%, compared to $381,903 in 2024. The decrease in other general and administrative expenses was primarily attributable to (i) the absence of approximately $30,000 in expenses related to the Company’s China operations following the deconsolidation of the former VIE in 2025, and (ii) a decrease of approximately $173,000 in office expenses, partially offset by increases in other administrative expenses in 2025. These changes reflect the Company’s cost-control efforts during 2025.

Net Income

	2025	2024	Change in US$	Change in %
Revenue	$89,664	$48,375	$41,289	85%
Operating expenses	1,260,002	2,838,290	(1,578,288)	(56)%
(Loss) income from operations	(1,170,338)	(2,789,915)	1,619,577	(58)%
Interest and other income (expense), net	25,805	346	25,459	N/A	*
Loss on sale of asset	—	(1,369)	1,369	N/A	*
Gain on deconsolidation	174,792	14,404	160,388	N/A	*
Gain (loss) on valuation of warrants	965,095	(493,274)	1,458,369	N/A	*
Gain (loss) on foreign currency transactions	(36,675)	80,603	(117,278)	N/A	*
Total other income (expenses)	1,129,017	(399,290)	1,528,307	N/A	*
Loss before income tax	(41,321)	(3,189,205)	3,147,884	(99)%
Provision for income tax	—	—	—	—
Net loss	$(41,321)	$(3,189,205)	$3,147,884	(99)%

* N/A, percentage change is not meaningful

Total other income was $1,129,017 for the year ended December 31, 2025, representing an increase of $1,528,307 compared to other expenses of $399,290 in 2024. Other income and expenses in 2025 consisted of: (i) interest income of $25,805 generated from bank certificate of deposit accounts; (ii) a gain on the deconsolidation of the former VIE in the amount of $174,792; (iii) a $965,095 gain from the remeasurement of warrant liabilities related to the Company’s September 2024 Series A Warrants; and (iv) a foreign currency translation loss of $36,675.

The Company accounts for its outstanding September 2024 Series A Warrants as liabilities on the balance sheet. These warrants are measured at fair value upon issuance and subsequently remeasured at each reporting date, with changes in fair value recognized in the statement of operations. As of December 31, 2025, there were 16,543 units of September 2024 Series A Warrants outstanding, and the fair value of the warrant liabilities was $333,657.

Net loss was $41,321 for the year ended December 31, 2025, compared to a net loss of $3,189,205 for the year ended December 31, 2024, representing an improvement of $3,147,884, or 99%. The improvement in net loss was primarily attributable to increased revenue, reduced operating expenses, and increased other income during 2025, as discussed above.

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

Payroll, payroll taxes, and others were $1,792,080 in 2024, an increase of $1,219,840, or 213%, compared to $572,240 in 2023. The increase in payroll, payroll taxes and others was primarily attributed to stock-based compensation of $1,493,418. On May 31, 2024, the Company issued 1,344 Ordinary Shares to 13 employees and officers as part of their 2024 compensation package. The Ordinary Shares were valued at $1,111.25 each, based on the closing market price of the Ordinary Shares on Nasdaq on May 31, 2024. As a result, $1,493,418 was recognized as payroll, payroll taxes and others for the year ended December 31, 2024.

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

In 2024, the allowance for CECL on trade receivables was $134,960, compared to a recovery of $159,509 in 2023. As of December 31, 2024, the Company had accounts receivable of $134,960 (RMB971,135), mainly from one vendor. Due to the downturn in China’s real estate market, management determined that recovery was unlikely and applied a 100% CECL rate to receivables outstanding for over one year in 2024.

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

MDJH Hong Kong was incorporated under the laws of Hong Kong and is subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. MDJH Hong Kong did not have significant activities in Hong Kong in 2025, 2024, and 2023.

MD UK, Mansions, and Fernie Castle Culture were incorporated in the UK. The Group’s operation in UK is governed by the income tax laws of the UK. The normal rate of corporation tax was 19% for the financial year beginning April 1, 2021 and was maintained at this rate for the financial year beginning April 1, 2022. From 1 April 2023, the main rate of corporation tax increased from 19% to 25%, and a new 19% small profits rate of corporation tax was introduced for companies whose profits do not exceed 50,000 pounds sterling (GBP). The UK tax year ends on April 5.

The Group conducted substantially of its business in the PRC through its VIE and subsidiaries prior to 2023. The operating entities located in the PRC are subject to PRC income taxes, a standard tax rate of 25%. At the beginning of 2019, China State Administration of Taxation issued an income tax abatement policy to small business with taxable income of less than RMB3 million, a number of employees of less than 300, and total assets of less than RMB50 million for the tax periods from January 1, 2019 to December 31, 2021. According to the tax abatement policy, the income tax rate was reduced to 5% for small businesses with a taxable income less than RMB1 million, the income tax rate was reduced to 10% for small business with taxable income from RMB1 million to RMB3 million. From January 1, 2022 to December 31, 2027, income tax rate is 5% for small businesses with taxable income between RMB1 million to 3 million. The Group was qualified to receive the above tax abatement.

No current income tax was paid for the years ended December 31, 2025, 2024, and 2023. The Company recorded a valuation allowance adjustment of $(10,835) for the year ended December 31, 2023. The following table presents income (loss) before income taxes, income tax expense, and deferred tax expense by jurisdiction:

	For the year ended December 31,
	2025	2024	2023
Income (loss) before income taxes
China	$144,217	$(631,826)	$(655,787)
Hong Kong	(4,103)	(1,516)	(1,410)
United Kingdom	(369,413)	(201,625)	(358,907)
Other foreign jurisdictions	187,978	(2,354,238)	(133,507)
Loss before income taxes	(41,321)	(3,189,205)	(1,149,611)

Income tax expenses
Current income tax expenses
China	—	—	—
Hong Kong	—	—	—
United Kingdom	—	—	—
Other foreign jurisdictions	—	—	—
Deferred tax expenses
China	—	—	(10,835)
Hong Kong	—	—	—
United Kingdom	—	—	—
Other foreign jurisdictions	—	—	—
Provision for income taxes	—	—	(10,835)
Loss after income taxes	$(41,321)	$(3,189,205)	$(1,160,446)

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

Deferred tax assets were as follows:

	December 31,	December 31,
Deferred Tax Assets:	2025	2024
Allowance for CECL - trade receivable	$—	$—
Net operating loss - China	—	633,856
Net operating loss - UK	218,712	148,523
Deferred tax assets	218,712	782,379
Valuation allowance	(218,712)	(782,379)
Net deferred tax assets	$—	$—

The Company deconsolidated the former VIE from its consolidated financial statements in 2025. As a result, approximately $2.4 million of accumulated net operating losses in China was removed from the deferred tax asset calculation.

Reconciliation of the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2025, 2024, and 2023, respectively, were as follows:

China	2025	2024	2023
Hong Kong statutory income tax rate	16.50%	16.50%	16.50%
Valuation allowance recognized with respect to the loss in Hong Kong Company	(16.50)%	(16.50)%	(16.50)%
PRC statutory income tax rate	25.00%	25.00%	25.00%
Valuation allowance recognized with respect to the loss in PRC Company	(25.00)%	(25.00)%	(25.00)%
Effect of valuation and deferred tax adjustments	0.00%	0.00%	(1.65)%
Effective rate	0.00%	0.00%	(1.65)%

United Kingdom
UK statutory income tax rate	19.00%	19.00%	19.00%
Valuation allowance recognized with respect to the loss in UK	(19.00)%	(19.00)%	(19.00)%
Effect of valuation and deferred tax adjustments	0.00%	0.00%	0.00%
Effective rate	0.00%	0.00%	0.00%

Uncertain tax position

The management evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Group did not have any unrecognized uncertain tax positions. For the years ended December 31, 2025, 2024 and 2023, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

Impact of Inflation

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 0.8%, 0.2%, and 0.2%, in 2025, 2024 and 2023, respectively. According to the Office for National Statistics, the consumer price index in the UK increased by 3.6%, 3.3%, and 6.8%, in 2025, 2024, and 2023, respectively. Although we have not been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China or in the UK. If inflation rises, it may materially and adversely affect the PRC operating entities or the UK subsidiaries and our business.

Impact of Foreign Currency Fluctuations

The subsidiaries in the UK maintain their books and records in GBP, while the former subsidiaries in China and the former VIE maintained their books and records in RMB. Our reporting currency is USD. For consolidation purposes, we generally translate assets and liabilities into USD at exchange rates in effect on the balance sheet date, and income statement items at average exchange rates for the reporting period. Adjustments resulting from the translation of their financial statements are recorded as accumulated other comprehensive income (loss). The foreign currency translation could materially affect our financial condition and results of operations due to the fluctuation of exchange rate. The exchange rates in effect are shown below:

	December 31,
US Dollar Exchange Rate	2025	2024	2023	2022	2021
At end of the period - RMB	6.9931	7.2993	7.0999	6.8987	6.3524
Average rate for the period ended - RMB	7.1875	7.1957	7.0809	6.7347	6.4491

At end of the period – GBP	0.7437	0.7987	0.7847	0.8315	0.7419
Average rate for the period ended – GBP	0.7580	0.7824	0.8039	0.8121	0.7327

We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments for the years ended December 31, 2025, 2024, and 2023.

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

As of December 31, 2025, we had cash and cash equivalents of $700,479.The working capital totaled $457,715.

The following table sets forth a summary of changes in our working capital for the years ended December 31, 2025 and 2024:

Working Capital	2025	2024	Change in $	Change in %
Total current assets	837,297	1,944,193	(1,106,896)	(57)%
Total current liabilities	379,582	1,626,410	(1,246,828)	(77)%
Working Capital	$457,715	$317,783	$139,932	44%

Working capital was $457,715 as of December 31, 2025, representing an increase of $139,932, or 44%, compared to $317,783 as of December 31, 2024.

As of December 31, 2025, total current assets were $837,297, a decrease of $1,106,896, or 57%, compared to $1,944,193 as of December 31, 2024. This decrease was primarily due to a lower cash balance, which mainly reflected cash utilized in the Company’s operations during 2025.

Total current liabilities were $379,582 as of December 31, 2025, representing a decrease of $1,246,828, or 77%, compared to $1,626,410 as of December 31, 2024. The decrease was primarily attributable to (i) the deconsolidation of the former VIE, which resulted in a reduction of approximately $176,000 in liabilities, and (ii) the exercise of September 2024 Series A Warrants during 2025, together with the remeasurement of the remaining September 2024 Series A Warrant liabilities as of December 31, 2025, which reduced liabilities by approximately $1,091,000.

The September 2024 Series A Warrant liabilities represent non-cash accounting liabilities measured at fair value in accordance with applicable accounting guidance and do not constitute obligations that will require the use of the Company’s cash resources.

The following table summarizes the activity and fair value of the September 2024 Series A Warrants as of December 31, 2025 and 2024.

	Units	FMV
Initial measurement- when issuing	3,112	$1,064,287
Subsequent share price change	16,334	399,759
Exercise of September 2024 Series A Warrants - 2024	(1,188)	(89,396)
Loss on September 2024 Series A Warrant remeasurement at December 31, 2024	—	50,282
Balance at December 31, 2024	18,258	$1,424,932
Exercise of September 2024 Series A Warrants - 2025	(1,715)	(126,180)
Re-measurement adjustment		(965,095)
FMV of September 2024 Series A Warrants at December 31, 2025	16,543	$333,657

Public Offering on February 11, 2026

On February 11, 2026, the Company closed an underwritten follow-on offering of 122,286 units, with each unit consisting of (i) one Class A Ordinary Share and (ii) one February 2026 Series A Warrant at a public offering price of $49.00 per unit, for aggregate gross proceeds of approximately $6 million, before deducting underwriting discounts and offering expenses. The Company received net proceeds of approximately $5.44 million at closing.

Public Offering on March 2, 2026

On March 2, 2026, the Company closed a registered direct offering and issued and sold 702,858 Class A Ordinary Shares of the Company, par value $0.875 per share, to certain institutional investors at a purchase price of $3.55 per share. The Company received net proceeds of approximately $2.17 million at the closing.

Management believes that the Company’s current cash position, together with other components of working capital, and the proceeds from the offerings successfully closed on February 11, 2026 and March 2, 2026, will be sufficient to support its operations and meet its obligations as they become due for at least the next 12 months from the date of issuance of this annual report. This assessment is based on current operating plans and assumptions, and there can be no assurance that such plans will be successfully executed.

Cash Flows for the Year ended December 31, 2025, Compared to the Year Ended December 31, 2024

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical to the comparable changes reflected on the consolidated balance sheets.

Comparisons of cash flows results for the years ended December 31, 2025 and 2024 are summarized as follows:

			Changes
	2025	2024	(decreased) / increased
Net cash (used in) operating activities	$(1,087,348)	$(1,060,717)	$(26,631)
Net cash (used in) investing activities	(362,645)	(35,748)	(326,897)
Net cash (used in) provided by financing activities	324,000	2,426,460	(2,102,460)
Effect of changes of foreign exchange rate	(362)	(6,666)	6,304
Net decrease in cash and cash equivalents	$(1,126,355)	$1,323,329	$(2,449,684)

Operating activities

Net cash used in operating activities for the year ended December 31, 2025 was $1,087,348. This primarily consisted of a net loss of $41,321, non-cash adjustments of $1,024,754, and a net change in operating assets and liabilities of $21,273. The non-cash adjustments were primarily attributable to a gain on the fair value remeasurement of warrant liabilities of $965,095 and a gain on deconsolidation of $174,792, partially offset by other non-cash items. Changes in operating assets and liabilities included an increase in other receivable of $14,019 and a decrease in accounts payable and accrued expenses of $1,259, VAT and other tax payable of $3,954, and related party payable of $3,272. These decreases were partially offset by an increase in prepaid expenses of $1,231.

Net cash used in operating activities for the year ended December 31, 2024 was $1,060,717. This consisted of a net loss of $3,189,205, non-cash positive adjustments of $2,103,515, and a net positive adjustment in operating assets and liabilities of $24,973. The positive adjustments included: a $9,374 decrease in accounts receivable, a $2,536 decrease in other receivable, an increase in accounts payable and accrued expenses of $113,976, an increase in VAT and other tax payable of $4,424, and an increase in related party payable of $3,444. The negative adjustments included: a $107,295 increase in prepaid expenses and a $1,486 decrease in deferred income.

Investing activities

The purchase of property and equipment, including vehicles, office equipment, and software, was $362,526 and $35,748 for the years ended December 31, 2025 and 2024, respectively.

On May 14, 2024, the Company issued 27 ordinary shares to a third-party consultant for signing a service contract for the Ancient Eastern Garden project at Fernie Castle in Scotland, UK. The shares were valued at $927.50 per share, based on the closing market price of the ordinary shares on Nasdaq on May 14, 2024. As a result, $24,761 was recognized as construction in progress.

On August 26, 2024, the Company issued 27 ordinary shares to another third-party consultant for signing a service contract for the Ancient Eastern Garden project at Fernie Castle in Scotland, UK. The shares were valued at $980.00 per share, based on the closing market price of the ordinary shares on Nasdaq on August 26, 2024. As a result, $26,164 was recognized as construction in progress.

Financing activities

In February 2025, 1,715 units of September 2024 Series A Warrants were exercised at a price of $189 per unit, resulting in gross proceeds of approximately $324,000 to the Company. In connection with the exercise, the Company reclassified $126,180 of the related warrant liability to additional paid-in capital.

On September 18, 2024, the Company completed a private placement with several investors, issuing a total of 3,112 units at an offering price of $787.50 per unit, for gross proceeds of $2,450,002. After deducting offering costs of $256,500, the Company received net proceeds of $2,193,502. In addition, the Company received $232,958 from the exercise of September 2024 Series A Warrants and September 2024 Series B Warrants issued in connection with the private placement.

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

Operating activities

Net cash used in operating activities for the year ended December 31, 2024 was $1,060,717. This consisted of a net loss of $3,189,205, noncash positive adjustments of $2,103,515, and a net positive adjustment in operating assets and liabilities of $24,973. The positive adjustments included: a $9,374 decrease in accounts receivable, a $2,536 decrease in other receivable, an increase in accounts payable and accrued expenses of $113,976, an increase in VAT and other tax payable of $4,424, and an increase in related party payable of $3,444. The negative adjustments included: a $107,295 increase in prepaid expenses and a $1,486 decrease in deferred income.

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

On May 14, 2024, the Company issued 27 Ordinary Shares to a third-party consultant as consideration for signing a service contract for the Ancient Eastern Garden project at Fernie Castle in Scotland, UK. The shares were valued at $927.50 per share, based on the closing market price of the Ordinary Shares on Nasdaq on May 14, 2024. As a result, $24,761 was recognized as construction in progress.

On August 26, 2024, the Company issued 27 Ordinary Shares to another third-party consultant as consideration for signing a service contract for the Ancient Eastern Garden project at Fernie Castle in Scotland, UK. The shares were valued at $980.00 per share, based on the closing market price of the Ordinary Shares on Nasdaq on August 26, 2024. As a result, $26,164 was recognized as construction in progress,

The Group received $nil and $1,384 proceeds from the disposal of partial assets located in the PRC in 2024 and 2023, respectively. The Group received repayment of $nil and $66,376 from a loan receivable for the years ended December 31, 2024 and 2023, respectively.

Financing activities

On September 18, 2024, the Company completed a private placement with several investors, issuing a total of 3,112 units at an offering price of $787.50 per unit, for gross proceeds of $2,450,002. After deducting private placement costs of $256,500, the Company received net cash proceeds of $2,193,502. In addition, the Company received $232,958 from the exercise of September 2024 Series A Warrants and September 2024 Series B Warrants, which were issued as part of the private placement.

From October 31, 2024 to November 7, 2024, the investors fully exercised their September 2024 Series B Warrants, resulting in the issuance of a total of 9,781 Ordinary Shares by the Company. Of the total September 2024 Series B Warrants exercised, 7,842 units of September 2024 Series B Warrants were determined by the floor price of $189.00 per share, while 1,939 units were determined by a price of 90% of the lowest trading price of the Ordinary Shares over the preceding ten-day period, which was slightly higher than the floor price. As the September 2024 Series B Warrants are designed for anti-dilution protection, the exercise price was $0.875 per unit. Accordingly, the Company received $8,558 in cash, representing the aggregate par value of the shares issued.

The exercise price of September 2024 Series A Warrants was adjusted downward from the original $1,181.25 per share to $189.00 per share following the exercise of the September 2024 Series B Warrants. Consequently, the total number of September 2024 Series A Warrants increased from 3,112 to 19,446. Between November 7, 2024, and December 18, 2024, four investors exercised a total of 1,188 September 2024 Series A Warrants, generating cash proceeds of $224,400 for the Company. As of December 31, 2024, 18,258 September 2024 Series A Warrants remained outstanding, with a fair value of $1,424,932 recorded as a current liability.

For the year ended December 31, 2023, the Company repaid short term loans in the amount of $363,089.

Capital Expenditures

We incurred capital expenditures of $362,526, $35,748, and $106,544, for the years ended December 31, 2025, 2024, and 2023, respectively. The capital expenditures in 2025 and 2024 were primarily related to our UK operations, for the improvements and renovations of real properties. The capital expenditures in 2023 were primarily related to the building fixtures, facilities, landscaping, and improvement.

Contractual Obligations

As of December 31, 2025, the Company had 16,543 units of September 2024 Series A Warrants outstanding, which were issued in connection with the private placement completed on September 18, 2024. The Company classifies these outstanding warrants as liabilities on the balance sheet due to their derivative characteristics. The warrants are initially measured at fair value upon issuance and are subsequently remeasured at each reporting date, with changes in fair value recognized in the statement of operations. As of December 31, 2025, the fair value of the warrant liabilities was $333,657, which is presented as a current liability on the balance sheet. The September 2024 Series A Warrants are set to expire on March 20, 2028.

Lease Commitments

On January 1, 2023, Mansions signed a lease agreement with MDJM UK to rent the “Fernie Castle,” a property owned by MDJM UK, as the site of hotel. The rent is approximately $241,000 (182,500 Pound sterling), VAT exclusive, per annum. The rent is paid monthly on the 25th day of the month. Mansions is responsible for its operation expenses, building maintenance and repair of the property rented. The lease has no definite termination date but can be terminated by either party by submitting one-month notice in advance without penalty. When the lease is terminated, the rented property should be returned to MDJM UK.

On January 1, 2023, Mansions signed a lease agreement with MDJM UK to rent the “Robin Hill,” a property owned by MDJM UK, as the site of hotel. The rent is approximately 199,000 (151,000 Pound sterling), VAT exclusive, per annum. The rent is paid monthly on the 25th day of the month. Mansions is responsible for its operation expenses, building maintenance and repair of the rented property. The lease has no definite termination date but can be terminated by either party by submitting one-month notice in advance without penalty. When the lease is terminated, the rented property should be returned to MDJM UK.

Mansions and MDJM UK are related companies under common control. ASC 842 requires entities to determine whether a related-party arrangement between entities under common control is a lease on the basis of the legally enforceable terms and conditions of the arrangement. The accounting for a lease depends on the enforceable rights and obligations of each party as a result of the contract. A lease is no longer considered enforceable when either party (i.e., lessee or lessor) can terminate the lease without permission from the other party and with no more than an insignificant penalty (ASC 842-10-55-23). The management believes that lease agreements between Mansions and MDJM UK is not legally enforceable since both Mansions and MDJM UK are under common control, and the lease can be terminated at any time with the needs of business without any penalty. Therefore, the Company did not apply the ASC 842 lessee and lessor accounting to the leases between Mansions and MDJM UK.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

For the years ended December 31, 2025, 2024, and 2023, we did not spend funds on research and development.

Intellectual Property

As of the date of this annual report, we do not hold any intellectual property.

D.Trend Information

Factors Affecting Our Results of Operations

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

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, the former VIE from January 1, 2025 to March 5, 2025, and Mingda Beijing from January 1, 2025 to August 25, 2025. All significant inter-company accounts and transactions have been eliminated on consolidation.

On February 19, 2026, the Company approved a resolution to effect a 35-for-1 consolidation of its ordinary shares. Pursuant to the consolidation, each 35 authorized ordinary shares with a par value of $0.025 per share (including all issued and unissued shares) were combined into one ordinary share. As a result, the Company’s authorized share capital was reduced from 10,000,000,000 ordinary shares of $0.025 par value each to 285,714,286 ordinary shares of $0.875 par value each, having such rights and subject to such restrictions as set forth in the Articles. The accompanying consolidated financial statements have been retroactively adjusted to reflect the share consolidation.

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

Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include useful lives and valuation of long-lived assets, allowance for doubtful accounts, assumptions related to the consolidation of entities in which the Group holds variable interests, valuation allowance on deferred tax, valuation on stock - based compensation and valuation on derivative liabilities.

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

The Group maintained cash and cash equivalents with various commercial banks within the PRC. Cash in the PRC denominated in RMB might not be freely transferable to out of the PRC because of exchange control regulations or other reasons. Such restricted cash amounted to $0 and $193 as of December 31, 2025 and 2024, respectively. The Company has not experienced any losses in the bank accounts and believes it is not exposed to any risks on its cash held in PRC banks.

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

Estimated Useful
Classification	Life
Buildings and leasehold improvement	50 years
Building fixtures, furniture and landscaping	4 to 10 years
Office Equipment and Fixtures	3 to 5 years
Software	2 or 10 years
Vehicles	4 or 5 years

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

Segment Information

ASC 280 “Segment Reporting” required a public entity to report separately information about an operating segment that meets any of the following quantitative thresholds: (a) its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments; (b) the absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of either: 1. The combined reported profit of all operating segments that did not report a loss or 2. The combined reported loss of all operating segments that did report a loss; or (c) its assets are 10 percent or more of the combined assets of all operating segments. Operating segments that do not meet any of the quantitative thresholds may be considered reportable, and separately disclosed, if management believes that information about the segment would be useful to readers of the financial statements. A company’s operating segments are defined as components of the company that engage in business activities that generate revenue and incur expenses, and whose results are regularly reviewed by the company’s chief operating decision maker (CODM) in deciding how to allocate resources and assess performance.

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

The Group elected not to recognize on balance sheet leases with terms of 12 months or less. The Group typically only includes the initial lease term in its assessment of a lease arrangement. Options to extend the lease are not included in the Group’s assessment unless there is reasonable certainty that the Group will renew.

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

The Company’s operations in the UK are subject to UK corporation tax. For financial years beginning on or after April 1, 2023, a small profits rate of 19% applies to taxable profits up to GBP50,000 and a main rate of 25% applies to taxable profits over GBP250,000. Companies with profits between GBP50,000 and GBP250,000 are generally chargeable at the 25% main rate but may claim Marginal Relief, which reduces the effective rate between 19% and 25%. These rate bands, including the small profits rate, main rate and Marginal Relief limits, have remained in place in subsequent years covered by these financial statements.

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

The Group only recognizes tax liabilities related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the Group recognizes the largest amount of tax liabilities that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. There were no such tax liabilities recognized in the accompanying consolidated financial statements. The Group records interest and penalties as a component of income tax expense. There were no such interest and penalties for the years ended December 31, 2025, 2024, and 2023.

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

As of December 31, 2025, the Company had a total of 16,543 units of September 2024 Series A Warrants outstanding, exercisable at a price of $189 per warrant. The closing price of the Company’s ordinary shares was $72.45 as of December 31, 2025. Since the exercise price of the warrants exceeded the share price, the warrants had no dilutive impact. Consequently, all potentially dilutive securities were excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive effect. The September 2024 Series A Warrants are set to expire on March 20, 2028.

	2025	2024	2023
Numerator for earnings per share:
Net loss attributable to the Company’s ordinary shareholders	$(41,321)	$(3,189,205)	$(1,160,446)
Denominator for basic and diluted earnings per share:
Basic and weighted average ordinary shares	30,374	16,788	13,343
Per share amount
Per share - basic and diluted	$(1.36)	$(189.97)	$(86.97)

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

Foreign Currency Translation

The Company’s principal operations are based in the UK and the PRC. Its financial position and operational results are determined by using GBP and RMB as functional currencies. However, the consolidated financial statements are presented in U.S. Dollars. Foreign currency-denominated results of operations and cash flows are translated at the average exchange rate during the reporting period. Assets and liabilities in foreign currencies are translated at the exchange rate in effect at the balance sheet date, while equity in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Consequently, amounts reported on the consolidated statements of cash flows may not align precisely with changes in corresponding balances on the consolidated balance sheets. Translation adjustments resulting from period-to-period exchange rate fluctuations are included as a separate component of accumulated other comprehensive income (loss) in the consolidated balance sheets and statements of changes in shareholders’ equity. Foreign currency transactions are translated into the functional currency at the exchange rates prevailing on the transaction dates. Any resulting gains or losses are recognized in the results of operations as they occur. For the years ended December 31, 2025, 2024, and 2023, a transaction loss of ($36,675), a gain of $80,603, and a gain of $18,762, respectively, was recorded in the consolidated statements of operations and comprehensive income (loss).

The following table outlines the currency exchange rates used in the consolidated financial statements:

1 US$ = RMB	2025	2024	2023
At end of the period – RMB	6.9931	7.2993	7.0999
Average rate for the period ended – RMB	7.1875	7.1957	7.0809

1 US$ = GBP
At end of the period – GBP	0.7437	0.7987	0.7847
Average rate for the period ended – GBP	0.7580	0.7824	0.8039

Concentration Risk

The Company’s subsidiaries in the UK have bank accounts in the UK. Customer deposits held by banks, building societies and credit unions (including in Northern Ireland) in UK establishments that are authorized by the Prudential Regulation Authority (PRA) are protected by the Financial Services Compensation Scheme (FSCS) up to GBP85,000, which was approximately $114,000. The Company’s total unprotected cash in bank amounted to approximately $516,000 and $1,701,000, as of December 31, 2025 and 2024, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

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

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This guidance is intended to enhance the transparency and decision usefulness of income tax disclosures through improvements to disclosures primarily related to the rate reconciliation and income taxes paid information. The new guidance is effective for public business entities for annual periods beginning after December 15, 2024 on a prospective basis. Retrospective application is permitted. The Company adopted ASU 2023-09 effective January 1, 2025. The adoption did not have a material impact on the Company’s consolidated financial statements and related disclosures.

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

Name	Age	Position(s)
Siping Xu	47	Chief Executive Officer, Chairman, and Director
Mengnan Wang	45	Chief Financial Officer
Bo Wang	54	Director
Zhenlei Hu	53	Independent Director
Liding Sun	53	Independent Director
Wei Guan	55	Independent Director

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

Mr. Bo Wang has served as our director since November 2025. Mr. Wang has over 20 years of business and managerial experience in the educational service industry. Mr. Wang founded Spark Learning Limited in July 2013 and has since served as its director. The company offers continuing professional development training, educational consultancy, and educational collaboration and exchange programs between the United Kingdom and China. From April 2006 to May 2012, Mr. Wang served as the head of iNet (International Networking for Educational Transformation) China of Specialist Schools and Academies Trust, a UK-based educational organization. From May 2003 to March 2006, Mr. Wang served as the vice president of Sunwah Education Foundation, a Hong Kong based education philanthropy organization. Mr. Wang received his Bachelor’s degree in accounting from Beijing Institute of Business (now known as: Beijing Technology and Business University) in 1993.

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

B.	Compensation of Directors and Executive Officers

On May 31, 2024, the Company issued 1,344 shares to 13 employees and officers as part of their 2024 compensation package. Of the 1,344 shares issued, 328 shares were allocated to the executive officers, with a total value of $363,169.

For the year ended December 31, 2025, we paid an aggregate of $10,940.02 as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of directorship. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers.

On February 10, 2026, the board of directors of the Company approved a resolution authorizing the payment of bonuses totaling $140,000, consisting of $15,000 each to eight senior managers and $10,000 each to two additional senior managers, in recognition of services rendered to the Company. These individuals had previously entered into zero-payroll agreements with the Company. The bonuses were paid on February 13, 2026.

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

Our employment agreement with Mr. Siping Xu, our Chief Executive Officer, was automatically renewed for another term of three years on May 1, 2024, and provides for an annual salary of $1.00.

Our employment agreement with Mengnan Wang, our Chief Financial Officer, was automatically renewed for another term of three years on May 1, 2024, and provides for an annual salary of $1.00.

C.	Board Practices

Pursuant to our second amended and restated articles of association, the minimum number of directors shall consist of no less than one person unless otherwise determined by the shareholders in a general meeting. Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if any is held. At any annual general meeting held, our directors will be elected by a majority vote of shareholders eligible to vote at that meeting. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

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

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a corporate governance and nominating committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee currently consists of Liding Sun, Zhenlei Hu, and Wei Guan. Wei Guan is the chairperson of our corporate governance and nominating committee. Liding Sun, Zhenlei Hu, and Wei Guan satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D.Employees

As of December 31, 2025, 2024, and 2023, we had 10, two, and three employees, respectively. As of December 31, 2025, 2024, and 2023, we had 0, 0, and 11 employees for the Former PRC Entities, respectively, who were all located in the PRC. None of our employees are subject to collective bargaining agreements governing their employment with us. All of our employees are full-time. We believe our employee relations are good.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 1,230,890 Class A Ordinary Shares and 11,658 Class B Ordinary Shares outstanding as of the date of this annual report.

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

	Class A		Class B
	Ordinary		Ordinary
	Shares		Shares
	Beneficially		Beneficially		Voting
	Owned*		Owned		Power*
	Number	%	Number	%	%
Directors and Executive Officers(1):
Siping Xu(2)	158	0.01%	11,658	100.00%	32.15%
Mengnan Wang(3)	170	0.01%	—	—	0.01%
Bo Wang	—	—	—	—	—
Zhenlei Hu	—	—	—	—	—
Liding Sun	—	—	—	—	—
Wei Guan	—	—	—	—	—
All directors and executive officers as a group (six individuals):	328	0.02%	11,658	100.00%	32.16%
5% or Greater Shareholders(1):
Siping Xu(2)	158	0.01%	11,658	100.00%	32.15%
*

The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis. The number and percentage of Class A Ordinary Shares exclude Class A Ordinary Shares convertible from Class B Ordinary Shares as the beneficial ownership of Class B Ordinary Shares is presented separately.

(1)	Unless otherwise indicated, the business address of each of the individuals is Fernie Castle, Letham, Cupar, Fife, KY15 7RU, United Kingdom.

(2)	The number of Class A Ordinary Shares beneficially owned represents 158 Class A Ordinary Shares held by Mr. Siping Xu, our Chief Executive Officer and chairman of the Board as of the date of this annual report. The number of Class B Ordinary Shares beneficially owned represents 11,658 Class B Ordinary Shares held Mr. Siping Xu, our Chief Executive Officer and chairman of the Board as of the date of this annual report.
(3)	The number of Class A Ordinary Shares beneficially owned represents 170 Class A Ordinary Shares, consisting of 158 Class A Ordinary shares held by Mr. Mengnan Wang directly and 12 Class A Ordinary Shares held by MNCC LTD, a company 100% owned by Mr. Mengnan Wang and located at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government, or by any other natural or legal person(s) severally or jointly.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

As of the date of this annual report, approximately 99.99% of our issued and outstanding Class A Ordinary Shares are held in the United States.

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

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

The VIE Agreements

See “Item 3. Key Information.”

Other Material Transactions with Related Parties

The following summarizes our related party transactions for the fiscal years ended December 31, 2025, 2024, and 2023.

On May 31, 2024, the Company issued 164 ordinary shares to Mr. Siping Xu, the CEO, as part of his 2024 compensation package. The shares were valued at $1,111.25 each, based on the closing market price of the ordinary shares on Nasdaq on that date, resulting in a total share-based compensation of $181,585 for Mr. Xu.

On May 31, 2024, the Company issued 164 ordinary shares to Mr. Mengnan Wang, the CFO, as part of his 2024 compensation package. The shares were valued at $1,111.25 each, based on the closing market price of the ordinary shares on Nasdaq on that date, resulting in a total share-based compensation of $181,585 for Mr. Wang.

As of December 31, 2024, the Company owed $3,395 to its officers for unreimbursed business expenses. The business expenses were reimbursed in 2025.

We have not entered into any related party transactions since July 1, 2025.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4—Information on the Company—B. Business Overview—Legal Proceedings.”

Dividend Policy

As of the date of this annual report, none of our subsidiaries nor the Former PRC Entities have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders.

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

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, MDJH Hong Kong, our UK subsidiary, MD UK, our German subsidiary, MD German, and our Japanese subsidiary, MD Japan. MDJH Hong Kong is in the process of being dissolved; MD UK will rely on payments from its subsidiary Mansions. Our German subsidiary, MD German, and Japanese subsidiary, MD Japan, have not commenced operation yet and have not established any payment arrangements with us as of the date of this annual report.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A.	Offer and Listing Details.

Our Class A Ordinary Shares had been listed on the Nasdaq Capital Market since January 8, 2019 under the symbol “MDJH.” On December 3, 2024, we changed the symbol of our Class A Ordinary Shares to “UOKA.”

On March 13, 2026, we received a staff determination letter from the Listing Qualifications Department of Nasdaq notifying us that our Class A Ordinary Shares would be suspended from trading on the Nasdaq Capital Market effective with the open of trading on March 20, 2026, as a result of our Class A Ordinary Shares having a closing bid price of $0.10 or less for 10 consecutive business days. On March 20, 2026, our Class A Ordinary Shares were suspended from trading on the Nasdaq Capital Market and commenced trading on the OTC Markets under the ticker symbol “UOKAF.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Class A Ordinary Shares had been listed on the Nasdaq Capital Market since January 8, 2019 under the symbol “MDJH.” On December 3, 2024, we changed the symbol of our Class A Ordinary Shares to “UOKA.”

On March 13, 2026, we received a staff determination letter from the Listing Qualifications Department of Nasdaq notifying us that our Class A Ordinary Shares would be suspended from trading on the Nasdaq Capital Market effective with the open of trading on March 20, 2026, as a result of our Class A Ordinary Shares having a closing bid price of $0.10 or less for 10 consecutive business days. On March 20, 2026, our Class A Ordinary Shares were suspended from trading on the Nasdaq Capital Market and commenced trading on the OTC Markets under the ticker symbol “UOKAF.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our second amended and restated memorandum and articles of association, as amended and restated from time to time, and Companies Act, and the common law of the Cayman Islands.

Please refer to our second amended and restated memorandum and articles of association, as currently in effect and filed as Exhibit 1.1 to our registration statement on Form F-1 (File No. 333-292953) filed with the SEC on January 26, 2026, and to the description of our securities filed as Exhibit 2.2 to this annual report.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

The United Kingdom Taxation

A UK company is subject to UK corporation tax on its income profits and capital profits. The rate of corporation tax for all companies is currently 19%. MD UK and Mansions, our UK subsidiaries, are registered in England and Wales and are subject to the 19% corporation tax, 20% of VAT, and employee’s income tax. The effective rate was 0%, 0%, and 0% for the years ended December 31, 2025, 2024, and 2023, respectively. The deferred tax adjustment was $nil, $nil, and $nil in 2025, 2024, and 2023, respectively.

Japan Taxation

MD Japan, our Japanese subsidiary, has not commenced its operations yet, and is not yet subject to any Japanese taxation.

Germany Taxation

MD German, our German subsidiary, has not commenced its operations yet, and is not yet subject to any German taxation.

United States Federal Income Tax Considerations

THE FOLLOWING BRIEF SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND SALE OF CLASS A ORDINARY SHARES AND THE COMPANY’S WARRANTS, AND THE CLASS A ORDINARY SHARES ISSUED OR ISSUABLE UPON EXERCISE OF SUCH WARRANTS, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN, OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” (defined below) arising from the purchase, ownership and sale of the Class A Ordinary Shares, the Company’s warrants, and the Class A Ordinary Shares issued or issuable upon exercise of these warrants, or collectively, the “Securities.” For this purpose, a “U.S. Holder” is a holder of Securities that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This brief summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Securities. This brief summary generally considers only U.S. Holders that will own our Securities as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, (including with respect to the Tax Cuts and Jobs Act of 2017), all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our Securities by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Securities in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Securities as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Securities representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold securities through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding, or disposing of our Securities, including the effects of applicable state, local, foreign, or other tax laws and possible changes in the tax laws.

Exercise or Expiry of Warrants

No gain or loss will be realized on the exercise of a warrant. When a warrant is exercised, the U.S. Holder’s cost of the Class A Ordinary Share acquired thereby will be equal to the U.S. Holder’s adjusted cost basis of the warrant plus the exercise price paid for the Class A Ordinary Share. The expiration of an unexercised warrant will generally give rise to a capital loss equal to the adjusted cost basis to the U.S. Holder of the warrant. The holding period of the Class A Ordinary Shares acquired by the exercise of a warrant will generally include the holding period of the warrant.

Taxation of Dividends Paid on Securities

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

Taxation of the Disposition of Securities

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

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our Securities, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the securities in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of securities will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Passive Foreign Investment Companies (PFIC)

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or
●	At least 50% of our assets, averaged over the year and generally determined based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Securities and how quickly we dispose of the cash raised in our offerings. Accordingly, there can be no assurance that we will not become a PFIC. The Company has no obligation to take measures to avoid becoming a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Securities at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the securities, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the Securities while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our Securities.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our Securities which are regularly traded on a qualifying exchange, including the Nasdaq Capital Market, can elect to mark the securities to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the securities and the U.S. Holder’s adjusted tax basis in the securities. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

U.S. Holders who hold our Securities during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our securities, then such Securities will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Securities at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Securities on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Securities for tax purposes.

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Securities), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Tax Consequences for Non-U.S. Holders of Securities

Except as provided below, an individual, corporation, estate, or trust that is not a U.S. Holder referred to below as a non-U.S. Holder, generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Securities.

A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our Securities or gain from the disposition of our Securities if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; or (2) in the case of a disposition of our Securities, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other specified conditions are met.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our Securities if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides an applicable IRS Form W-8 (or a substantially similar form) certifying its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information Reporting and Withholding

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors, and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. On December 18, 2025, the Holding Foreign Insiders Accountable Act was enacted as part of the National Defense Authorization Act for Fiscal Year 2026, mandating directors and officers of foreign private issuers to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report beneficial ownership interests in companies, effective on March 18, 2026. Our principal shareholders who are not our officers or directors, however, will remain exempt from Section 16(a) reporting requirements.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 3. Key Information.”

J.	Annual Report to Security Holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our functional currency is GBP and our reporting currency is U.S. dollars. As a result, fluctuations in the exchange rates between GBP and the U.S. dollar may affect our results of operations and financial condition.

To the extent that we need to convert U.S. dollars we receive from financing activities into GBP for our operations in the UK, appreciation of GBP against the U.S. dollar would have an adverse effect on the GBP amount we would receive from the conversion. On the other hand, a decline in the value of GBP against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our Ordinary Shares.

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

The Company’s subsidiaries in the UK have bank accounts in the UK. Customer deposits held by banks, building societies and credit unions in UK establishments that are authorized by the Prudential Regulation Authority (PRA) (including in Northern Ireland) are protected by the Financial Services Compensation Scheme (FSCS) up to GBP85,000, which was approximately $114,000. The Company’s total unprotected cash in bank amounted to approximately $516,000, $1,701,000, and $368,000, as of December 31, 2025, 2024, and 2023, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts. Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by our assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

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

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	Carrying
	Amount as of
	December 31,	One Year or
	2025 in US$	Less	Over One Year
Trade and other payables	$41,799	$41,799	$—
Deferred income	4,126	4,126	—
September 2024 Series A Warrants liabilities *	333,657	333,657	—
Total	$379,582	$379,582	$—
*As of December 31, 2025, the Company had 16,543 September 2024 Series A Warrants outstanding, which were issued in connection with the private placement completed on September 18, 2024 and are set to expire on March 20, 2028. The Company classifies these outstanding warrants as liabilities on the balance sheet due to their derivative characteristics. The warrants are initially measured at fair value upon issuance and are subsequently remeasured at each reporting date, with changes in fair value recognized in the statement of operations. As of December 31, 2025, the fair value of the warrant liabilities was $333,657, which is presented as a current liability on the balance sheet.

Interest Rate Risk

We have not used derivative financial instruments to hedge interest risk. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the Office for National Statistics, the consumer price index in the UK increased by 3.6%, 3.3%, and 6.8%, in 2025, 2024, and 2023, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the UK. If inflation rises, it may materially and adversely affect the UK subsidiaries and our business.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 4. Information on the Company—A. History and Development of the Company—Dual Class Restructuring in September 2025” and “Item 10. Additional Information” for a description of the rights of securities holders.

Use of Proceeds

Registration Statement on Form F-1, as amended (File Number 333-226826)

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-226826) for our initial public offering, which was declared effective by the SEC on November 13, 2018. For initial public offering, we issued and sold an aggregate of 1,442 Ordinary Shares, at a price of $4,375 per Ordinary Share for approximately $6,304,100. The net proceeds raised from the initial public offering were $5,696,485.5 after deducting underwriting commissions and the offering expenses payable by us. Network 1 Financial Securities, Inc. was the underwriter of our initial public offering.

We incurred approximately $607,614.5 in expenses in connection with our initial public offering, which included approximately $333,766 in underwriting commissions for the initial public offering and approximately $273,849 in other costs and expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

In addition to above offering costs of $607,615, we incurred $1,522,601 in professional fees, which were direct costs in connection with the IPO. The net proceeds after total offering costs of $2,130,215 were $4,173,885. As of the date of this annual report, we have used $3,969,083 from the net proceeds to purchase real estate properties located in the UK. We intend to use the proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-226826). We also intend to use the proceeds to develop and expand our operations in the real estate development and hospitality markets in the UK and other European countries.

Registration Statements on Form F-1 (File Number 333-292953) and Form F-1 (File Number 333-293329)

The following “Use of Proceeds” information relates to (i) the registration statement on Form F-1 (File No. 333-292953), which was filed with the SEC on January 26, 2026 and declared effective by the SEC on February 9, 2026, and (ii) a registration statement on Form F-1 (File No. 333-293329), which was filed with the SEC pursuant to Rule 462(b) of the Securities Act, and became effective on February 10, 2026. On February 11, 2026, we closed an underwritten follow-on offering of 122,286 units, with each unit consisting of (i) one Class A Ordinary Share and (ii) one February 2026 Series A Warrant at a public offering price of $49.00 per unit, for aggregate gross proceeds of approximately $6 million, before deducting underwriting discounts and offering expenses payable by us. Maxim Group LLC was the underwriter of our follow-on offering.

We incurred approximately $719,000 in expenses in connection with our follow-on offering, which included approximately $419,000 in underwriting discounts and approximately $300,000 in other costs and expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the follow-on offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The net proceeds raised from the follow-on offering were $5,273,861 after deducting underwriting discounts and the offering expenses payable by us. As of the date of this annual report, we have used $0 from the net proceeds. We intend to use the proceeds from our follow-on offering in the manner disclosed in our registration statement on Form F-1 (File No. 333-292953).

Registration Statement on Form F-3 and Prospectus Supplement (File Number 333-261347)

The following “Use of Proceeds” information relates to (i) the registration statement on Form F-3 (File No. 333-261347), which was initially filed with the SEC on November 24, 2021 and declared effective by the SEC on March 6, 2023, and (ii) a prospectus supplement to the registration statement filed with the SEC on March 2, 2026. On March 2, 2026, we closed a registered direct offering and issued and sold 702,858 Class A Ordinary Shares to certain institutional investors at a purchase price of $3.55 per share. We received $2,496,900 in gross proceeds from the offering, before deducting placement agent fees and estimated offering expenses. Maxim Group LLC was the placement agent of our registered direct offering.

We incurred approximately $415,000 in expenses in connection with our registered direct offering, which included approximately $175,000 in placement agent fees and approximately $240,000 in other costs and expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the registered direct offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The net proceeds raised from the registered direct offering were $2,081,750 after deducting placement agent fees and the offering expenses payable by us. As of the date of this annual report, we have used $0 from the net proceeds. We intend to use the proceeds from our registered direct offering in the manner disclosed in our prospectus supplement (File No. 333-262347).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2025 were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

	For the Years Ended December 31,
	2025	2024
Audit fees (1)	$307,500	$310,500
Audit-Related fees (2)	—	—
Tax fees (3)	—	—
All other fees (4)	—	—
Total	$307,500	$310,500
(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of our comparative interim condensed financial statements.
(2)	Audit-related fees mean the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under audit fees above.
(3)	Tax fees mean the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.
(4)	All other fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

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

Governance

Our board of directors leads cybersecurity efforts directly and plays an active role in preparing for cybersecurity challenges. Board members familiar themselves with cybersecurity risks through self-learning and delegate the task of dynamically monitoring cybersecurity to the secretary of the board, who is responsible for promptly tracking and staying informed about the dissemination of the Company’s network information. We also ensure that there is a prompt and synchronized internal exchange of network information. The board encourages all departments and employees to provide timely and convenient feedback on cybersecurity issues. Once risks are identified, they are swiftly shared and discussed to formulate response strategies. In addition, we strengthen information security education and training. In response to the continuously evolving network environment, the Company proactively shares and conducts training on the latest developments in cybersecurity. Such training helps enhance overall awareness of cybersecurity risks among our staff and, as a result, effectively prevents common cyber threats.

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
1.1

Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-292953) filed with the Securities and Exchange Commission on January 26, 2026)

2.1

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file No. 333-292953) filed with the Securities and Exchange Commission on January 26, 2026)

2.2*	Description of the rights of each class of securities registered
2.3

Form of Series A Warrant (incorporate by reference to Exhibit 4.1 of our Report of Foreign Private Issuer on Form 6-K (file No. 001-38768) filed with the Securities and Exchange Commission on September 18, 2024)

2.4

Form of Series A Warrant (incorporate by reference to Exhibit 4.1 of our Report of Foreign Private Issuer on Form 6-K (file No. 001-38768) filed with the Securities and Exchange Commission on February 11, 2026)

2.5

Form of indenture with respect to senior debt securities, to be entered into between registrant and a trustee acceptable to the registrant, if any (incorporated by reference to Exhibit 4.6 of our Registration Statement on Form F-3 (file No. 333-294010) filed with the Securities and Exchange Commission on March 4, 2026)

2.6

Form of indenture with respect to subordinated debt securities, to be entered into between registrant and a trustee acceptable to the registrant, if any (incorporated by reference to Exhibit 4.7 of our Registration Statement on Form F-3 (file No. 333-294010) filed with the Securities and Exchange Commission on March 4, 2026)

4.1

Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

4.2

Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)

4.3

MDJM LTD 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form S-8 (file No. 333-278269) filed with the Securities and Exchange Commission on March 27, 2024)

4.4

Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of our Report of Foreign Private Issuer on Form 6-K (file No. 001-38768) filed with the Securities and Exchange Commission on September 19, 2024)

4.5

Placement Agency Agreement dated September 11, 2024 (incorporated by reference to Exhibit 10.2 of our Report of Foreign Private Issuer on Form 6-K (file No. 001-38768) filed with the Securities and Exchange Commission on September 19, 2024)

4.6

Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 of our Report of Foreign Private Issuer on Form 6-K (file No. 001-38768) filed with the Securities and Exchange Commission on September 19, 2024)

4.7

Architectural Design Service Agreement for Fernie Castle Oriental Landscape Project dated July 15, 2025 between MD Local Global Limited and Kengo Kuma & Associates, Inc. (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-292953) filed with the Securities and Exchange Commission on January 26, 2026)

4.8

Underwriting Agreement entered into by and between the Company and Maxim Group LLC, dated February 10, 2026 (incorporate by reference to Exhibit 10.1 of our Report of Foreign Private Issuer on Form 6-K (file No. 001-38768) filed with the Securities and Exchange Commission on February 11, 2026)

4.9

Placement Agency Agreement entered into by and between the Company and Maxim Group LLC, dated February 27, 2026 (incorporate by reference to Exhibit 10.1 of our Report of Foreign Private Issuer on Form 6-K (file No. 001-38768) filed with the Securities and Exchange Commission on March 2, 2026)

4.10

Form of Securities Purchase Agreement by and between the Company and the purchasers thereto, dated February 27, 2026 (incorporate by reference to Exhibit 10.2 of our Report of Foreign Private Issuer on Form 6-K (file No. 001-38768) filed with the Securities and Exchange Commission on March 2, 2026)

8.1*	List of subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1/A (file No. 333-226826) filed with the Securities and Exchange Commission on September 7, 2018)

11.2

Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 11.2 of our Annual Report on Form 20-F (file No. 001-38768) filed with the Securities and Exchange Commission on April 14, 2025)

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
Siping Xu
Chief Executive Officer,
Chairman of the Board of Directors, and Director

Date: April 1, 2026

MDJM LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MDJM LTD

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MDJM LTD and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

We did not identify any critical audit matters during the course of our audit for the year ended December 31 2025.

/s/ RBSM LLP

We have served as the Company’s auditors since 2018.

PCAOB ID: 587
New York, New York
April 1, 2026

MDJM LTD and Subsidiaries

Consolidated Balance Sheets

	As of December 31,
	2025	2024

Assets

Current Assets
Cash, cash equivalents, and restricted cash	$700,479	$1,826,834
Accounts receivable, net of allowance for CECL - trade receivable of $0 and $134,960, respectively	—	—
Prepayments	122,013	116,877
Other receivables	14,805	482
Total Current Assets	837,297	1,944,193

Property and equipment, net	3,768,594	3,249,686

Non-Current Assets
Intangible asset	20,532	8,924
VAT credit	9,441	5,198
Total Other Assets	29,973	14,122

Total Assets	$4,635,864	$5,208,001

Liabilities and Equity

Current Liabilities:
Accounts payable and accrued liabilities	$41,799	$196,813
Due to related party	—	3,395
Deferred income	4,126	1,270
Series A warrants liabilities	333,657	1,424,932
Total Current Liabilities	379,582	1,626,410

Total Liabilities	379,582	1,626,410

Shareholders’ Equity:
Ordinary shares: 285,714,286 shares authorized, par value: $0.875 per share, 18,884 and 17,165 Class A shares issued and outstanding as of December 31, 2025 and 2024, respectively; 11,658 and 11,658 Class B shares issued and outstanding as of December 31, 2025 and 2024, respectively	26,724	25,220
Additional paid in capital	7,747,232	9,870,993
Statutory reserve	—	327,140
Accumulated deficit	(3,875,615)	(6,552,641)
Accumulated other comprehensive income (loss)	357,941	(89,121)
Total Shareholders’ Equity	4,256,282	3,581,591
Total Liabilities and Shareholders’ Equity	$4,635,864	$5,208,001

The accompanying notes are an integral part of these consolidated financial statements.

MDJM LTD and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Years Ended December 31,

	2025	2024	2023

Revenue	$89,664	$48,375	$144,863

Operating Expenses:
Selling expenses	—	—	63
Payroll, payroll taxes and others	232,804	1,792,080	572,240
Professional fees	757,463	453,846	525,625
Depreciation and amortization	78,458	75,501	76,246
Allowance (recovery) of CECL - trade receivable, net	—	134,960	(159,509)
Other general and administrative	191,277	381,903	454,355
Total Operating Expenses	1,260,002	2,838,290	1,469,020

Loss From Operations	(1,170,338)	(2,789,915)	(1,324,157)

Other Income (Expense):
Loss on disposal of assets	—	(1,369)	(12)
(Loss) gain on foreign currency transactions	(36,675)	80,603	18,762
Gain on deconsolidation	174,792	14,404	—
Gain (loss) on valuation of warrants	965,095	(493,274)	—
Interest income	25,805	—	16,476
Other income	—	346	139,320
Total Other Income	1,129,017	(399,290)	174,546

(Loss) Before Income Tax	(41,321)	(3,189,205)	(1,149,611)
Income tax	—	—	(10,835)
Net Loss	$(41,321)	$(3,189,205)	$(1,160,446)

Net loss per ordinary share - basic and diluted	$(1.36)	$(189.97)	$(86.97)

Weighted-average shares outstanding, basic and diluted	30,374	16,788	13,343

Comprehensive Income (Loss):
Net income (loss)	$(41,321)	$(3,189,205)	$(1,160,446)
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustments	305,837	(145,553)	108,520
Total Other Comprehensive Income (Loss)	$264,516	$(3,334,758)	$(1,051,926)

The accompanying notes are an integral part of these consolidated financial statements.

MDJM LTD and Subsidiaries

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2025, 2024 and 2023

							Accumulated
	Ordinary Shares						Other	Total
	Number of Class A	Number of Class B	Amount of	Additional Paid in		Accumulated	Comprehensive	Shareholders’
Audited Statement	Ordinary Shares	Ordinary Shares	Ordinary Shares	Capital	Statutory Reserve	Deficit	Income (Loss)	Equity
Balance – December 31, 2022	1,686	11,658	$11,675	$6,845,394	$327,140	$(2,202,990)	$(52,088)	$4,929,131
Comprehensive income (loss):
Net loss	—	—	—	—	—	(1,160,446)	—	(1,160,446)
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	—	—	—	—	—	—	108,520	108,520
Balance - December 31, 2023	1,686	11,658	$11,675	$6,845,394	$327,140	$(3,363,436)	$56,432	$3,877,205

Share-based compensation May 14, 2024	27	—	23	24,738	—	—	—	24,761
Share-based compensation to employees May 31, 2024	1,016	—	890	1,129,359	—	—	—	1,130,249
Share-based compensation to executive officers May 31, 2024	328	—	286	362,883	—	—	—	363,169
Share-based compensation August 26, 2024	27	—	24	26,140	—	—	—	26,164
Private placement September 18, 2024	3,112	—	2,722	403,953	—	—	—	406,675
Exercise of Series B Warrants	9,781	—	8,558	765,771	—	—	—	774,329
Exercise of Series A Warrants	1,188	—	1,039	312,758	—	—	—	313,797
Adjustment for share consolidation	—	—	3	(3)	—	—	—	—
Comprehensive income (loss):
Net loss	—	—	—	—	—	(3,189,205)	—	(3,189,205)
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	—	—	—	—	—	—	(145,553)	(145,553)
Balance - December 31, 2024	17,165	11,658	$25,220	$9,870,993	$327,140	$(6,552,641)	$(89,121)	$3,581,591
Reclassification related to the deconsolidation of Chengdu in 2024		—	—	—	—	(141,225)	141,225	—
Balance at December 31, 2024	17,165	11,658	25,220	9,870,993	327,140	(6,693,866)	52,104	3,581,591
Adjustment for share consolidation	4	—	4	(4)	—	—	—	—
Deconsolidation of VIE	—	—	—	(2,572,437)	(327,140)	2,859,169	40,408	—
Deconsolidation of WFOE	—	—	—	—	—	403	(403)	—
Exercise of Series A Warrants - Cash received	1,715	—	1,500	322,500	—	—	—	324,000
Exercise of Series A Warrants - Reduce of Warrants liabilities	—	—	—	126,180	—	—	—	126,180
Net loss	—	—	—	—	—	(41,321)	—	(41,321)
Other comprehensive income (loss), net of tax:								—
Change in foreign currency translation adjustment	—	—	—	—	—	—	265,832	265,832
Balance - December 31, 2025	18,884	11,658	$26,724	$7,747,232	$—	$(3,875,615)	$357,941	$4,256,282

The accompanying notes are an integral part of these consolidated financial statements.

MDJM LTD and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31,

	2025	2024	2023

Cash Flows from Operating Activities:
Net loss	$(41,321)	$(3,189,205)	$(1,160,446)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	78,458	75,501	76,246
Allowance (recovery) of CECL - trade receivable, net	—	134,960	(159,509)
(Gain) loss on foreign currency transactions	36,675	(80,603)	(18,762)
Gain on conversion of functional currency from US $ to GBP - MD Local	—	—	(80,887)
Loss on sale of assets	—	1,369	12
Gain on valuation of warrants	(965,095)	493,274	—
Gain on deconsolidation	(174,792)	(14,404)	—
Share-based compensation	—	1,130,249	—
Share-based compensation to executive officers	—	363,169	—
Non cash interest expense	—	—	(5,026)
Changes in deferred tax assets	—	—	10,835
Changes in operating assets and liabilities:
Decrease in accounts receivables	—	9,374	935,537
(Increase) decrease in other receivables	(14,019)	2,536	(2,051)
(Increase) decrease in prepaid expense	1,231	(107,295)	15,726
(Decrease) increase in accounts payable and accrued expenses	(1,259)	113,976	(207,250)
(Decrease) increase in VAT and other tax payable	(3,954)	4,424	(5,637)
(Decrease) increase in related party payable	(3,272)	3,444	—
(Decrease) increase in deferred income	—	(1,486)	1,847
Net Cash Used in Operating Activities	(1,087,348)	(1,060,717)	(599,365)

Cash Flows from Investing Activities:
Purchase of fixtures,office equipment and improvements	(362,526)	(35,748)	(106,544)
Proceeds from disposal of assets	—	—	1,384
Loan repayment received	—	—	66,376
Cash disposed of from deconsolidation of VIE	(119)	—	—
Net Cash Used in Investing Activities	(362,645)	(35,748)	(38,784)

Cash Flows from Financing Activities:
Repayment of short term loans	—	—	(363,089)
Proceeds from private placement	—	2,450,002	—
Costs of private placement	—	(256,500)	—
Proceeds from exercise series warrants A and B	324,000	232,958	—
Net Cash Provided by (Used in) Financing Activities	324,000	2,426,460	(363,089)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(362)	(6,666)	71,585

Net (decrease) increase in cash, cash equivalents and restricted cash	(1,126,355)	1,323,329	(929,653)
Cash, cash equivalents, and restricted cash - beginning of the period	1,826,834	503,505	1,433,158
Cash, cash equivalents, and restricted cash - end of the period	$700,479	$1,826,834	$503,505

Cash and cash equivalents	$700,479	$1,826,641	$499,654
Restricted foreign currency	—	193	3,851
Total cash, cash equivalents, and restricted cash	$700,479	$1,826,834	$503,505

Supplemental Disclosure Cash Flow Information:
Cash paid for:
Interest	$—	$—	$—
Income taxes	$—	$—	$—

Non-cash investing and financing activities
Share-based compensation applied to construction in progress	$—	$50,925	$—
Reclassification of warrant liability to equity upon exercise of warrants	$126,180	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

MDJM LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

MDJM LTD (the “Company” or “MDJM”) was incorporated on January 26, 2018 under the laws of the Cayman Islands as an exempted company originally named MDJLEAD LTD. On May 7, 2018, the Company adopted its current name, MDJM LTD. Prior to 2023, the Company, through its subsidiaries and its consolidated variable interest entity (the “VIE”), was primarily engaged in providing comprehensive services throughout the life cycle of residential real estate projects in the People’s Republic of China (the “PRC”). These services included primary real estate agency, consulting, and the training and evaluation for primary agency sales (see Note “Deconsolidation”). Since 2022, the Company has diversified its business into the hospitality industry by purchasing and managing hotel and restaurant businesses in the United Kingdom (the “UK”). In 2022, through its UK subsidiaries, the Company acquired two UK real estate properties, among which one is currently undergoing remodeling to be transformed into a hotel with restaurant facilities, and the other was opened to the public in March 2023.

The Company, its subsidiaries, and the consolidated VIE are collectively referred to as the “Group.” Where appropriate, the terms “we,” “our,” or “us” also refer to MDJM or the Company and its subsidiaries and the consolidated VIE as a whole.

Ownership and Control Structure

MDJM wholly owns MDJCC Limited (“MDJM Hong Kong”), which was incorporated on February 9, 2018 under the laws of Hong Kong. MDJM Hong Kong holds a 100% ownership interest in Beijing Mingda Jiahe Technology Development Co., Ltd. (“Mingda Beijing”), a limited liability company organized on March 9, 2018 under the laws of the PRC. Mingda Beijing is classified as a wholly foreign-owned enterprise (“WFOE”).

On April 28, 2018, Mingda Beijing entered into a series of contractual arrangements, commonly referred to as a variable interest entity structure, with Tianjin Mingda Jiahe Real Estate Co., Ltd. (“Mingda Tianjin”). Mingda Tianjin, a limited liability company organized on September 25, 2002 under the laws of the PRC, changed its name to Mingdajiahe (Tianjin) Co., Ltd. on February 2, 2021. Mingda Tianjin conducted MDJM’s primary business operations in China prior to 2023.

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

MDJM wholly owned Fernie Castile Culture Limited (“FCC”), which was incorporated in the UK on August 22, 2023. FCC was expected to engage in the management and development of the “Fernie” brand, including related products and services. FCC did not conduct significant business activities and did not generated any revenue. As of the date of this report, FCC has been dissolved.

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

VIE Arrangements

PRC regulations prohibit or restrict foreign ownership of companies that provide services in certain industries. To comply with these regulations, on April 28, 2018, Mingda Beijing entered into a series of contractual arrangements with Mingda Tianjin and shareholders of Mingda Tianjin (collectively, the “VIE Agreements”). Due to PRC legal restrictions on foreign ownership in the real estate sector, neither the Company nor its subsidiaries owned any equity interest in Mingda Tianjin. Instead, for accounting purposes, the Company controlled and received the economic benefits of Mingda Tianjin’s business operation through the VIE Agreements, which enabled the Company to consolidate the financial results of Mingda Tianjin and its subsidiaries in the Company’s consolidated financial statements under the generally accepted accounting principles in the United States of America (“U.S. GAAP”).

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

On April 28, 2018, each of the shareholders of Mingda Tianjin also entered into a “Share Pledge Agreement” (collectively, the “Pledge Agreements”) with Mingda Beijing. Pursuant to the Pledge Agreements, the shareholders pledged their respective equity interests in Mingda Tianjin to guarantee the performance of the obligations of Mingda Tianjin. Mingda Beijing, as pledgee, would be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the Pledge Agreements, each of the shareholders of Mingda Tianjin could not transfer, sell, pledge, dispose of, or otherwise create any new encumbrance on their respective equity interests in Mingda Tianjin without the prior written consent of Mingda Beijing. The equity pledge right would expire when the exclusive business cooperation between Mingda Beijing and Mingda Tianjin was terminated, and all service fees were paid. The equity pledges of Mingda Tianjin were registered with the relevant local branch of the State Administration for Industry and Commerce.

The Company, through its subsidiaries and the VIE Agreements, had (1) the power to direct the activities of Mingda Tianjin that most significantly affect the entity’s economic performance and (2) the right to receive benefits from Mingda Tianjin. Accordingly, the Company was the primary beneficiary of Mingda Tianjin and had consolidated the financial results of Mingda Tianjin.

Termination of VIE Agreement

On March 3, 2025, the Board of Directors resolved to terminate the contractual arrangements with Mingda Tianjin. On March 1, 2025, Mingda Beijing entered into termination agreements (the “Termination Agreement”) with Mingda Tianjin and its shareholders, pursuant to which all VIE agreements were terminated. As a result, Mingda Beijing ceased providing business support and related consulting services to Mingda Tianjin and was no longer recognized as a beneficial owner of Mingda Tianjin. On March 5, 2025, the local authorities in Beijing issued a Notice of Deregistration of Equity Pledge to each shareholder of Mingda Tianjin, thereby formally completing the deregistration of equity pledges and officially terminating the contractual arrangements between Mingda Beijing and Mingda Tianjin.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, Mingda Tianjin from January 1, 2025 to March 5, 2025, and Mingda Beijing from January 1, 2025 to August 25, 2025. All significant inter-company accounts and transactions have been eliminated on consolidation.

On February 19, 2026, the board of directors of Company approved a resolution to effect a 35-for-1 consolidation of its ordinary shares. Pursuant to the consolidation, each 35 authorized ordinary shares with a par value of $0.025 per share (including all issued and unissued shares) were combined into one ordinary share. As a result, the Company’s authorized share capital was reduced from 10,000,000,000 ordinary shares of $0.025 par value each to 285,714,286 ordinary shares of $0.875 par value each, having such rights and subject to such restrictions as set forth in the second amended and restated memorandum and articles of association of the Company (as amended) (the “Articles”). The accompanying consolidated financial statements have been retroactively adjusted to reflect the share consolidation.

The Group evaluates each of its interests in private companies to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (i) has the power to direct the activities that most significantly affect the economic performance of the VIE, and (ii) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include useful lives and valuation of long-lived assets, allowance for CECL - trade receivable, assumptions related to the consolidation of entities in which the Group holds variable interests, valuation allowance on deferred tax, valuation on stock based compensation and valuation on derivative liabilities.

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

The carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable, other receivables, prepaid expenses, accounts payable and accrued liabilities, income tax payable, and other taxes payable approximate their fair value based on the short-term maturity of these instruments.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less.

The Group maintains cash and cash equivalents with various commercial banks in the UK. Cash held in the UK is denominated in British Pound Sterling and is freely transferable out of the UK.

The Group maintained cash and cash equivalents with various commercial banks within the PRC. Cash in the PRC denominated in RMB may not be freely transferable to out of the PRC because of exchange control regulations or other reasons. Such restricted cash amounted to $0 and $193 as of December 31, 2025 and 2024, respectively. The Company has not experienced any losses in the bank accounts and believes it is not exposed to any risks on its cash held in PRC banks.

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

Classification	Estimated Useful Life
Buildings and leasehold improvement	50 years
Building fixtures, furniture and landscaping	4 to 10 years
Office Equipment and Fixtures	3 to 5 years
Software	2 or 10 years
Vehicles	4 or 5 years

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

The operating entities’ service contracts typically include the terms of parties, services to be provided, service covered period, details of service fee calculation, and terms or conditions when services are to be paid. The performance obligation of the operating entities is clearly defined as to the sale of real properties specified in the contracts. The performance obligation is satisfied at the point when at the point of closing of the sales contract with each property buyer is completed and when the developer receives the proceeds from the sales (cash and/or bank loans). The commission fee is determined based on the total value of the property sold multiplied by the commission rate agreed upon in the contracts. The commission rates vary among developers. The payment terms also vary with certain developers dividing the contracts into several phases and making payment when a phase has been completed. These variable considerations will not change the calculation of the commission fee. The transaction price is determined based on the commission rate and properties sold.

Prior to 2023, the Group’s major revenue was generated by commission fees from selling real estate properties since its inception. Commission revenue from property brokerage is recognized when: (i) the operating entities have completed their performance obligation to sell properties per contract, (ii) the property developer and the buyer completed a property sales transaction and the developer received a full or partial amount of proceeds from the buyer or full payment from the banker if mortgaged, and (iii) the property developer granted confirmation to the operating entities to issue an invoice per contract. The Group recognizes revenue net of value-added taxes (“VAT”).

The Group did not handle any monetary transactions nor act as escrow intermediary between the developers and the buyers. Certain sales contracts allow developers to withhold a certain percentage of the total commission for a certain period as a risk fund to cover potential damage caused by the sales activities of the operating entities. In these circumstances, the Group’s operating performance obligations are not fulfilled until the withholding period has passed. Since the amount being withheld is the risk of loss from the sales transaction, the Group records the amount withheld by developers as deferred income and will recognize the income when the withholding period has passed, and the amount withheld is confirmed by the developers.

The Group engaged in the business of managing rental properties through its UK subsidiary, Mansions, which commenced operations in August 2021. Revenue from one-time referral fees paid by tenants is recognized proportionally over the lease term. The Group recognizes this revenue when both of the following conditions are met: (a) the lease agreement has been executed, and (b) the tenant has made its first payment. Mansions also provides property management services to tenants and collects service fees for these services. Management service fees are recognized on a monthly basis. Any prepayment of monthly service fees is recorded as deferred income until the related services are provided.

The Group currently engages in the hotel business through its UK subsidiaries, which commenced operations in May 2023. Revenue from hotel operations is recognized in accordance with ASC 606. Revenue is recognized when control of goods and services is transferred to the customer, which generally occurs at the point in time when the customer consumes or utilizes the services provided by the Group’s hotels. The Group’s hotel revenue streams primarily consist of room accommodations, food and beverage services, event and meeting space rentals, and other ancillary services. Revenue from these streams is recognized as follows:

Room Accommodations: Revenue from room accommodations is recognized over the duration of the customer’s stay, as control of the lodging service is transferred to the customer during the stay. Revenue is allocated to each night’s stay based on the agreed-upon room rate.

Food and Beverage Services: Revenue from food and beverage services is recognized at the point in time when the food and beverages are served to the customer. Revenue is based on menu prices and is recognized as the customer consumes the items.

Event and Meeting Space Rentals: Revenue from event and meeting space rentals is recognized at the point in time when the event or meeting space is made available to the customer for the event. Revenue is recognized based on the agreed-upon rental fee for the space.

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

Segment

ASC 280 “Segment Reporting” requires a public entity to report separately information about an operating segment that meets any of the following quantitative thresholds: (a) its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments; (b) the absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of either: 1. the combined reported profit of all operating segments that did not report a loss or 2. the combined reported loss of all operating segments that did report a loss; or (c) its assets are 10 percent or more of the combined assets of all operating segments. Operating segments that do not meet any of the quantitative thresholds may be considered reportable, and separately disclosed, if management believes that information about the segment would be useful to readers of the financial statements. A company’s operating segments are defined as components of the company that engage in business activities that generate revenue and incur expenses, and whose results are regularly reviewed by the company’s chief operating decision maker (“CODM”) in deciding how to allocate resources and assess performance.

The Group uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s CODM for making operating decisions and assessing performance as the source for determining the Group’s reportable segments.

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

The Group elected not to recognize on balance sheet leases with terms of 12 months or less. The Group typically only includes the initial lease term in its assessment of a lease arrangement. Options to extend the lease are not included in the Group’s assessment unless there is reasonable certainty that the Group will renew.

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

The Company’s operations in the United Kingdom are subject to UK corporation tax. For financial years beginning on or after April 1, 2023, a small profits rate of 19% applies to taxable profits up to GBP50,000 and a main rate of 25% applies to taxable profits over GBP250,000. Companies with profits between GBP50,000 and GBP250,000 are generally chargeable at the 25% main rate but may claim Marginal Relief, which reduces the effective rate between 19% and 25%. These rate bands, including the small profits rate, main rate and Marginal Relief limits, have remained in place in subsequent years covered by these financial statements.

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

The Group only recognizes tax liabilities related to uncertain tax positions when such positions are more likely than not to be sustained upon examination. For such positions, the Group recognizes the largest amount of tax liabilities that is more than fifty percent likely to be sustained upon the ultimate settlement of such uncertain position. There were no such tax liabilities recognized in the accompanying consolidated financial statements. The Group records interest and penalties as a component of income tax expense. There were no such interest and penalties for the years ended December 31, 2025, 2024 and 2023.

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

As of December 31, 2025, the Company had a total of 16,543 units of September 2024 Series A Warrants (defined below) outstanding, exercisable at a price of $189 per warrant. The closing price of the Company’s ordinary shares was $72.45 as of December 31, 2025. Since the exercise price of the warrants exceeded the share price, the warrants had no dilutive impact. Consequently, all potentially dilutive securities were excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive effect. The September 2024 Series A Warrants are set to expire on March 20, 2028.

	2025	2024	2023
Numerator for earnings per share:
Net loss attributable to the Company’s ordinary shareholders	$(41,321)	$(3,189,205)	$(1,160,446)
Denominator for basic and diluted earnings per share:
Basic and weighted average ordinary shares	30,374	16,788	13,343
Per share amount
Per share – basic and diluted	$(1.36)	$(189.97)	$(86.97)

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

Foreign Currency Translation

The Company’s principal operations are based in the UK and the PRC. Its financial position and operational results are determined by using GBP and RMB as functional currencies. However, the consolidated financial statements are presented in U.S. Dollars. Foreign currency-denominated results of operations and cash flows are translated at the average exchange rate during the reporting period. Assets and liabilities in foreign currencies are translated at the exchange rate in effect at the balance sheet date, while equity in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Consequently, amounts reported on the consolidated statements of cash flows may not align precisely with changes in corresponding balances on the consolidated balance sheets. Translation adjustments resulting from period-to-period exchange rate fluctuations are included as a separate component of accumulated other comprehensive income (loss) in the consolidated balance sheets and statements of changes in shareholders’ equity. Foreign currency transactions are translated into the functional currency at the exchange rates prevailing on the transaction dates. Any resulting gains or losses are recognized in the results of operations as they occur. For the years ended December 31, 2025, 2024 and 2023, a transaction loss of ($36,675), a gain of $80,603, and a gain of $18,762, respectively, was recorded in the consolidated statements of operations and comprehensive income (loss).

The following table outlines the currency exchange rates used in the consolidated financial statements:

1 US$ = RMB	2025	2024	2023
At end of the period – RMB	6.9931	7.2993	7.0999
Average rate for the period ended – RMB	7.1875	7.1957	7.0809

1 US$ = GBP
At end of the period – GBP	0.7437	0.7987	0.7847
Average rate for the period ended – GBP	0.7580	0.7824	0.8039

Concentration Risk

The Company’s subsidiaries in the UK have bank accounts in the UK. Customer deposits held by banks, building societies and credit unions (including in Northern Ireland) in UK establishments that are authorized by the Prudential Regulation Authority (PRA) are protected by the Financial Services Compensation Scheme (FSCS) up to GBP85,000, which was approximately $114,000. The Company’s total unprotected cash in bank amounted to approximately $516,000 and $1,701,000 as of December 31, 2025 and 2024, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

Deconsolidation

In accordance with ASC 810-10-40, deconsolidation of a subsidiary occurs when: (a) some or all of the ownership interests of the subsidiary are sold resulting in the loss of a controlling financial interest; (b) a contractual agreement granting control of the subsidiary expires; (c) the subsidiary issues its shares to outsiders reducing the parent’s ownership interest resulting in the loss of a controlling financial interest; or (d) the subsidiary becomes subject to the control of a government, court, administrator or regulator.

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

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures: This guidance is intended to enhance the transparency and decision usefulness of income tax disclosures through improvements to disclosures primarily related to the rate reconciliation and income taxes paid information. The new guidance is effective for public business entities for annual periods beginning after December 15, 2024 on a prospective basis. Retrospective application is permitted. The Company adopted ASU 2023-09 effective January 1, 2025. The adoption did not have a material impact on the Company’s consolidated financial statements and related disclosures.

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

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03, as amended by ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): clarifying the Effective Date, will require additional disclosures and disaggregation of certain costs and expenses presented on the face of the income statement. The new guidance is effective for public business entities for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact of adoption of this standard on its consolidated financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE

There were no accounts receivable as of December 31, 2025. Accounts receivable for the year end December 31, 2024 were primarily agent service fee receivable from the customers – real estate developers - and are recognized and carried at the amount billed to a customer, net of allowance for expected loss from doubtful accounts.

As of December 31, 2025 and 2024, accounts receivable consisted of the following:

	2025	2024
Accounts receivable	$—	$134,960
Allowance for CECL	—	(134,960)
Accounts receivable, net	$—	$—

ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), requires entities to measure and recognize expected credit losses on all financial assets held at amortized cost. The CECL model requires the measurement of expected credit losses, even when the risk of loss is remote. Management believes that historical collection information is a reasonable basis on which to determine expected credit losses because the composition of accounts receivable at the reporting date is consistent with the data used in developing the historical credit-loss percentages. In other words, customer risk characteristics and payment practices have remained relatively stable over time. However, current and reasonably foreseeable economic conditions are expected to have a significant impact on the Company’s collectability of accounts receivable. The Company applies the Bank of England’s lending rate, together with its historical loss rate, as a forward-looking adjustment in estimating expected credit losses under CECL. Management believes this approach appropriately reflects the potential time value of money while incorporating expectations about broader economic conditions. Accounts receivable with similar risk characteristics are pooled for purposes of calculating CECL.

The following CECL rates were used to calculate expected credit losses for the year ended December 31, 2024.

Age of accounts receivable	Over 365 days
Historical loss rate	20.00%
Adjustment rate	80.00%
CECL rate	100.00%

As of December 31, 2024, the Company had accounts receivable of $134,960 (RMB 971,135), primarily from one vendor. The Company initiated legal proceedings against Chengdu TEDA New City in the People’s Court of Dujiangyan City, Sichuan Province, on January 9, 2023, for breach of contract and unpaid service fees totaling approximately $261,000 (RMB 1,872,419). On March 28, 2023, the court ruled in favor of the Company, ordering Chengdu TEDA to pay the full claimed amount within 10 days. The Company received a partial payment of $126,000 (RMB 907,662) on September 1, 2023. As of December 31, 2024, the remaining balance from this vendor was still outstanding. Given the deterioration of the real estate market in China, management has determined that the Company is unlikely to recover the remaining balance. Consequently, a 100% CECL rate has been applied to accounts receivable outstanding for more than 365 days.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31,	December 31,
	2025	2024

Land and buildings	$3,285,708	$3,059,448
Building fixtures, facilities and furniture	225,971	191,771
Leasehold improvement	27,284	20,773
Landscaping	23,254	21,653
Office Equipment and Fixtures	3,742	3,485
Auto	43,641	40,636
Construction in progress	412,675	74,569
Total Assets	4,022,275	3,412,335
Less accumulated depreciation	(253,681)	(162,649)
Net Assets	$3,768,594	$3,249,686

For the years ended December 31, 2025, 2024 and 2023, depreciation and amortization expenses were $78,458, $75,501, and $76,246 respectively.

NOTE 5 – INCOME TAX AND DEFERRED TAX ASSETS

The Company and its subsidiaries have no presence in the United States and do not conduct business in the United States, so no United States income tax is imposed upon the Company and its subsidiaries.

MDJM was incorporated under the laws of the Cayman Islands. Under the current laws of the Cayman Islands, the Company and its subsidiaries are not subject to income tax or capital gains tax. In addition, dividends paid by the Company to its shareholders are not subject to Cayman Islands withholding tax. For the year ended December 31, 2025, MDJM reported net income of $187,978, which primarily resulted from a $965,095 gain on the revaluation of warrants and an $81,996 of exchange gain from the deconsolidation of the VIE, partially offset by operating expenses of $859,113. As the Company is not subject to income taxes in its jurisdiction of incorporation, no provision for current or deferred income tax has been recorded in the accompanying consolidated financial statements.

MDJM Hong Kong was incorporated under the laws of Hong Kong and is subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. MDJM Hong Kong did not have significant activities in Hong Kong for the years ended December 31, 2025 and 2024.

MDJM UK and Mansions were incorporated in the UK. A UK company is subject to UK corporation tax on its income and capital profits. The normal rate of corporation tax is 19% for the financial year beginning April 1, 2021 and remained at this rate for the financial year beginning April 1, 2022. From April 1, 2023, the main rate of corporation tax increased from 19% to 25%, and a new 19% small profits rate of corporation tax was introduced for companies whose profits do not exceed 50,000 pounds sterling (GBP).

The Group conducted substantially all of its business in the PRC through its VIE and subsidiaries prior to the year ended December 31, 2024. The operating entities located in the PRC were subject to PRC income taxes, a standard tax rate of 25%. At the beginning of 2019, China State Administration of Taxation issued an income tax abatement policy to small businesses with taxable income less than RMB3 million, number of employees less than 300, and total assets less than RMB 50 million for the tax periods from January 1, 2019 to December 31, 2021. According to the tax abatement policy, the income tax rate was reduced to 5% for small businesses with a taxable income less than RMB1 million, the income tax rate was reduced to 10% for small businesses with taxable income from RMB 1 million to RMB3 million. From January 1, 2022 to December 31, 2027, income tax rate is 5% for small businesses with taxable income between RMB1 million to 3 million. The Group was qualified to receive the above tax abatement.

No current income tax was paid for the years ended December 31, 2025, 2024 and 2023. A valuation allowance adjustment of $(10,835) was recorded for the year ended December 31, 2023. The following table presents income (loss) before income taxes, income tax expense, and deferred tax expense by each jurisdiction:

	For the year ended December 31,
	2025	2024	2023
Income (loss) before income taxes
China	$144,217	$(631,826)	$(655,787)
Hong Kong	(4,103)	(1,516)	(1,410)
United Kingdom	(369,413)	(201,625)	(358,907)
Other foreign jurisdictions	187,978	(2,354,238)	(133,507)
Loss before income taxes	(41,321)	(3,189,205)	(1,149,611)

Income tax expenses
Current income tax expenses
China	—	—	—
Hong Kong	—	—	—
United Kingdom	—	—	—
Other foreign jurisdictions	—	—	—
Deferred tax expenses
China	—	—	(10,835)
Hong Kong	—	—	—
United Kingdom	—	—	—
Other foreign jurisdictions	—	—	—
Provision for income taxes	—	—	(10,835)
Loss after income taxes	$(41,321)	$(3,189,205)	$(1,160,446)

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

Deferred tax assets were as follows:

	December 31,	December 31,
Deferred Tax Assets:	2025	2024
Allowance for CECL - trade receivable	$—	$—
Net operating loss – China	—	633,856
Net operating loss - UK	218,712	148,523
Deferred tax assets	218,712	782,379
Valuation allowance	(218,712)	(782,379)
Net deferred tax assets	$—	$—

The Company deconsolidated Mingda Tianjin from its consolidated financial statements in 2025. As a result, approximately $2.4 million of accumulated net operating losses in China was removed from the deferred tax asset calculation.

Reconciliation of the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2025, 2024 and 2023, respectively, were as follows:

China	2025	2024	2023
Hong Kong statutory income tax rate	16.50%	16.50%	16.50%
Valuation allowance recognized with respect to the loss in Hong Kong Company	(16.50)%	(16.50)%	(16.50)%
PRC statutory income tax rate	25.00%	25.00%	25.00%
Valuation allowance recognized with respect to the loss in PRC Company	(25.00)%	(25.00)%	(25.00)%
Effect of valuation and deferred tax adjustments	0.00%	0.00%	(1.65)%
Effective rate	0.00%	0.00%	(1.65)%

United Kingdom
UK statutory income tax rate	19.00%	19.00%	19.00%
Valuation allowance recognized with respect to the loss in UK	(19.00)%	(19.00)%	(19.00)%
Effect of valuation and deferred tax adjustments	0.00%	0.00%	0.00%
Effective rate	0.00%	0.00%	0.00%

Aggregate undistributed earnings of the Company’s subsidiaries, Mingda Tianjin, and Mingda Tianjin’s subsidiaries located in the PRC that were available for distribution on December 31, 2025 and 2024 were considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Company that is outside of the PRC. The Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of December 31, 2025 and 2024, the Company had not declared any dividends.

As of December 31, 2025, the Company had no significant uncertain tax positions that qualified for either recognition or disclosure in the financial statements. As of December 31, 2025, income tax returns for the tax years ended December 31, 2021 through December 31, 2025 remained open for statutory examination by PRC tax authorities.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s consolidated financial statements as of December 31, 2025. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases in its liability for unrecognized tax benefits within the next 12 months.

The management evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Group did not have any unrecognized uncertain tax positions. For the years ended December 31, 2025, 2024 and 2023, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following as of December 31, 2025 and 2024:

	2025	2024

Payroll and social security payable	$30,142	$182,118
Other payables and accrued liabilities	11,657	14,695
Total Accounts Payable and Accrued Liabilities	$41,799	$196,813

NOTE 7 – LEASES

On January 1, 2023, Mansions signed a lease agreement with MDJM UK to rent the “Fernie Castle,” a property owned by MDJM UK, as the site of a hotel. The rent is approximately $241,000 (GBP182,500), VAT exclusive, per annum. The rent is paid monthly on the 25th day of the month. Mansions is responsible for its operation expenses, building maintenance and repair of the property rented. The lease has no definite termination date but can be terminated by either party by submitting one-month notice in advance without penalty. When the lease is terminated, the rented property should be returned to MDJM UK.

On January 1, 2023, Mansions signed a lease agreement with MDJM UK to rent the “Robin Hill,” a property owned by MDJM UK, as the site of a hotel. The rent is approximately $199,000 (GBP151,000), VAT exclusive, per annum. The rent is paid monthly on the 25th day of the month. Mansions is responsible for its operation expenses, building maintenance and repair of the property rented. The lease has no definite termination date but can be terminated by either party by submitting one-month notice in advance without penalty. When the lease is terminated, the rented property should be returned to MDJM UK.

Mansions and MDJM UK are related companies under common control. ASC 842 requires entities to determine whether a related-party arrangement between entities under common control is a lease on the basis of the legally enforceable terms and conditions of the arrangement. The accounting for a lease depends on the enforceable rights and obligations of each party as a result of the contract. A lease is no longer considered enforceable when either party (i.e., lessee or lessor) can terminate the lease without permission from the other party and with no more than an insignificant penalty (ASC 842-10-55-23). The management believes that lease agreements between Mansions and MDJM UK are not legally enforceable since both Mansions and MDJM UK are under common control, and the lease can be terminated at any time with the needs of business without any penalty. Therefore, the Company did not apply the ASC 842 lessee and lessor accounting to the leases between Mansions and MDJM UK.

All related party rental income and expenses have been eliminated in the consolidated financial statements.

The Group will lease temporary office spaces used for ongoing projects based on the needs. These leases are normally with terms of 12 months or less, and an option of renewing. Due to the temporary nature of these office spaces, the Group typically only includes the initial lease term in its assessment of a lease arrangement. Options to extend a lease are not included in the Group’s assessment unless there is reasonable certainty that the Group will renew the lease. The Group elected not to recognize on the balance sheet for leases with terms of 12 months or less. The lease expense recognized for such leases is on a straight-line basis over the lease terms. Such operating lease expenses amounted to $0, $0, and $0 for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 8 – WARRANT LIABILITIES

The Company accounts for its outstanding September 2024 Series A Warrants as liabilities on the balance sheet due to their derivative characteristics. These warrants are measured at fair value upon issuance and are subsequently remeasured at each reporting date, with changes in fair value recognized in the statement of operations. The fair value of the warrant liability is based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. As of December 31, 2025, the fair value of the warrant liabilities was $333,657, which is presented as a current liability on the balance sheet. The September 2024 Series A Warrants are set to expire on March 20, 2028.

Private Placement – 2024

On September 18, 2024, the Company completed a private placement with twelve investors, issuing a total of 3,112 units at an offering price of $787.50 per unit, for total gross proceeds of approximately $2.45 million (the “Offering 2024”). Each unit consists of one ordinary share of the Company, par value $0.875 per share (the “Ordinary Share”), one Series A warrant (the “September 2024 Series A Warrant”), and one Series B warrant (the “September 2024 Series B Warrant”).

The September 2024 Series A Warrant entitles the holder to purchase one Ordinary Share at an exercise price of $1,181.25 per share, subject to downward adjustment to match the latest issuance price in the event of a dilutive issuance. The September 2024 Series B Warrant is a compensatory warrant, designed to protect investors against potential share price declines. If the Company’s share price falls below the offering price, the September 2024 Series B Warrant allows the investor to receive additional Ordinary Shares such that the total number of shares issued is equal to the original investment amount divided by the lower of: (i) 90% of the lowest trading price during any ten-day period, or (ii) a floor price of $189.00 per share (collectively, the “Purchaser Warrants”). The Purchaser Warrants are immediately exercisable upon issuance and expire three years and six months from the issuance date.

Classification of September 2024 Series A Warrants and September 2024 Series B Warrants as Liabilities

According to ASC 815-40-25, a financial instrument is classified as equity if it meets the following criteria: 1. Settlement in Issuer’s Own Shares: The instrument must be settled solely by delivering a fixed number of shares; and. 2.Fixed-for-Fixed Rule: The instrument must have a fixed exercise price and entitles the holder to a fixed number of shares.

September 2024 Series A Warrants have the following key characteristics:

●	Downward Adjustment Mechanism: The exercise price adjusts for future dilutive issuances.
●	Floor Price: $189.00 per share, which matches the floor price of the September 2024 Series B Warrants.
●	Dilution of Units: The number of September 2024 Series A Warrants increased from 3,112 to 19,446 due to the downward adjustment of the exercise price.

Therefore, the September 2024 Series A Warrants likely fail to meet the fixed-for-fixed criterion under ASC 815-40 and should be classified as liabilities rather than equity. Additionally, September 2024 Series A Warrants with downward pricing adjustments linked to future events are treated as derivatives.

September 2024 Series B Warrants have the following key characteristics:

●	Exercise Price Adjustment: September 2024 Series B Warrants do not have a fixed exercise price; instead, they include a reset mechanism based on the lower of 90% of the lowest trading price over a specified period or a floor price of $189.00 per share.
●	Compensatory Nature: September 2024 Series B Warrants are compensatory in nature, designed to provide additional shares to investors if the share price declines below the offering price.
●	Dilution Protection: The warrants protect investors from dilution by issuing additional shares when the market price falls.

Therefore, the September 2024 Series B Warrants likely fail to meet the fixed-for-fixed criterion under ASC 815-40 and should be classified as liabilities rather than equity. Additionally, September 2024 Series B Warrants with downward pricing adjustments linked to future events are treated as derivatives.

Fair Value Measurements of Warrant Liabilities

Both September 2024 Series A Warrants and September 2024 Series B Warrants are classified as liabilities or derivatives and must be measured at fair value in accordance with ASC 815-10-45. The fair value measurement process involves the following steps:

●	Initial Measurement: The September 2024 Series A Warrants and September 2024 Series B Warrants are measured at fair value at the time of issuance.
●	Subsequent Measurement: The fair value of the September 2024 Series A Warrants and September 2024 Series B Warrants is re-measured at each reporting date.
●	Changes in Fair Value: Any changes in fair value are recognized in earnings on the income statement for the relevant reporting period.
●	Derivative Impact: As derivatives, the September 2024 Series A Warrants and September 2024 Series B Warrants require ongoing fair value adjustments based on stock price changes and other relevant factors. This remeasurement process is essential for capturing the financial impact of the warrants’ reset and adjustment features.

The Company utilized the Black-Scholes option pricing model to estimate the fair value of the warrants. The significant assumptions and inputs applied in the remeasurement as of December 31, 2025 are summarized below:

●	Expected Volatility: 121.37%, based on the historical volatility of the Company’s closing stock price since inception.
●	Risk-Free Interest Rate: 3.375%, derived from the yield on three-year U.S. Treasury notes.
●	Exercise Price: $189.00, which is the floor price established in the warrant agreements.
●	Term: 2.167 years (26 months), reflecting the contractual life of the warrants.

These inputs are critical in determining the fair value of the warrants and are reassessed at each reporting date to ensure accuracy and compliance with ASC 815 requirements. The following table provides a summary of the assessment for September 2024 Series A Warrants and September 2024 Series B Warrants.

Exercise of September 2024 Series A Warrants – 2025

In February 2025, investors exercised 1,715 September 2024 Series A Warrants at an exercise price of $189.00 per warrant. The Company received cash proceeds of $324,000, which were recorded in equity. In connection with the exercise, the warrant liability was reduced by $126,180, with a corresponding increase to additional paid-in capital, based on a fair market value of $73.61 per warrant.

Summary of September 2024 Series A Warrants

		Units after	Units after
	Units -	25:1	further 35:1
	Original	Split	Split	FMV
Initial measurement-when issuing	2,722,224	108,889	3,112	$1,064,287
Subsequent share price change	14,291,677	571,668	16,334	399,759
Exercise of September 2024 Series A Warrants - 2024	(1,038,889)	(41,556)	(1,188)	(89,396)
Loss on September 2024 Series A Warrant remeasurement at December 31, 2024	—	—	—	50,282
Balance at December 31, 2024	15,975,012	639,001	18,258	$1,424,932
Exercise of September 2024 Series A Warrants - 2025	(1,500,000)	(60,000)	(1,715)	(126,180)
Re-measurement adjustment	—	—	—	(965,095)
FMV of September 2024 Series A Warrants at December 31, 2025	14,475,012	579,001	16,543	$333,657

The remeasurement of the September 2024 Series A Warrants resulted in a gain of $965,095 for the year ended December 31, 2025, and a loss of $50,282 for the year ended December 31, 2024. Such gain or loss was recognized in the consolidated statements of operations and comprehensive income (loss).

Summary of September 2024 Series B Warrants

The September 2024 Series B Warrants were exercised in full in 2024.

		Units after	Units after
	Units -	25:1	further 35:1
Assessments	Original	Split	Split	FMV
Initial - when issuing	2,722,224	108,889	3,112	$722,539
Subsequent share price change	5,835,330	233,413	6,669	$43,232
Exercise of September 2024 Series B Warrants in full - 2024	(8,557,554)	(342,302)	(9,781)	$(765,771)
Balance at December 31, 2024	—	—	—	$—

NOTE 9 – SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was originally authorized to issue up to 50,000,000 ordinary shares with a par value of $0.001 per share at inception. At an extraordinary general meeting held on April 28, 2025, the shareholders approved a share consolidation, pursuant to which each of the Company’s 50,000,000 authorized ordinary shares of $0.001 par value (including all issued and unissued shares) was consolidated on a 25-for-1 basis. As a result, the Company’s authorized share capital was reduced to 2,000,000 ordinary shares with a par value of $0.025 per share. All share and per-share amounts presented in the accompanying consolidated financial statements have been retroactively adjusted to reflect the share consolidation.

On October 20, 2025, the shareholders approved a resolution to re-designate the Company’s 2,000,000 authorized shares into (i) 1,592,000 Class A ordinary shares with a par value of $0.025 per share and (ii) 408,000 Class B ordinary shares with a par value of $0.025 per share.

On the same date, the shareholders further approved an increase in the Company’s authorized share capital from 2,000,000 shares to 10,000,000,000 shares, comprising (i) 9,999,592,000 Class A ordinary shares with a par value of $0.025 per share and (ii) 408,000 Class B ordinary shares with a par value of $0.025 per share.

On January 22, 2026, at the Company’s extraordinary general meeting, the shareholders of the Company passed the resolution to authorize that in the event that the closing bid price per listed share of the Company on the Nasdaq Capital Market falls below US$1.00, each of the 10,000,000,000 authorized ordinary shares in the Company of US$0.025 par value (including all issued ordinary shares and any unissued ordinary shares) be consolidated at the consolidation ratio and effective time as the board of directors may determine at their sole discretion, provided that the consolidation ratio shall be not less than 2:1 and not more than 50:1, with such consolidated shares having the same rights and being subject to the same restrictions as set out in the Articles. On February 19, 2026, the board of directors of the Company approved a resolution to effect a 35-for-1 consolidation of its ordinary shares. Pursuant to the consolidation, each 35 authorized ordinary shares with a par value of $0.025 per share (including all issued and unissued shares) were combined into one ordinary share. As a result, the Company’s authorized share capital was reduced from 10,000,000,000 ordinary shares of $0.025 par value each to 285,714,286 ordinary shares of $0.875 par value each, having such rights and subject to such restrictions as set forth in the Articles. The accompanying consolidated financial statements have been retroactively adjusted to reflect the share consolidation.

The table below presents the Company’s ordinary shares on a retroactively adjusted basis, reflecting the 25:1 share consolidation and the subsequent 35:1 share consolidation.

				Amount of	Additional
	Original		Further	Ordinary	Paid in
Reconciliation of Ordinary Shares	Shares	25:1	35:1	Shares	Capital
Consolidated Opening balance at December 31, 2023	11,675,216	467,009	13,344	$11,675	$6,845,394
Share-based compensation - Scholar May 14, 2024	23,360	935	27	23	24,738
Share-based compensation - Employee May 31, 2024	889,960	35,599	1,016	890	1,129,359
Share-based compensation - executive officers May 31, 2024	285,960	11,439	328	286	362,883
Scholar - 08/26/2024	23,360	935	27	24	26,140
Private Place 09/18/2024	2,722,224	108,889	3,112	2,722	403,953
B Warrants exercised - 10/31/2024	8,557,554	342,303	9,781	8,558	765,771
A Warrants exercised	—	—	—	—	223,361
A Warrants exercised - 11/17/2024	1,038,889	41,556	1,188	1,039	89,397
Adjustment for share consolidation	—	—	—	3	(3)
Outstanding shares at 12/31/2024	25,216,523	1,008,665	28,823	25,220	9,870,993

A Warrants exercised - Cash 02/03/2025	600,000	24,000	686	600	129,000
A Warrants exercised - Cash 02/05/2025	900,000	36,000	1,029	900	193,500
1500000 A Warrants reclassified from liability per exercising	—	—	—	—	126,180
Deconsolidation of VIE	—	—	—	—	(2,572,437)
Adjustment for share consolidation	—	21	4	4	(4)
Outstanding shares at December 31, 2025	26,716,523	1,068,686	30,542	26,724	7,747,232

On May 14, 2024, the Company issued 27 shares to a third-party consultant as consideration for signing a services contract for the Ancient Eastern Garden project at Fernie Castle in Scotland, UK. The shares were valued at $927.50 per share, based on the closing market price on May 14, 2024. As a result, $24,761 was recognized as construction in progress, with $23 recorded as common stock and $24,738 recorded as additional paid-in capital in the consolidated financial statements.

On May 31, 2024, the Company issued 1,344 shares to thirteen employees and officers as part of their 2024 compensation package. The shares were valued at $1,111.25 each, based on the closing market price on May 31, 2024. As a result, $1,493,418 was recognized as Payroll, payroll taxes and others for the year ended December 31, 2024. Additionally, $1,176 was recorded as common stock and $1,492,242 as additional paid-in capital in the equity section of the consolidated financial statements.

On August 26, 2024, the Company issued 27 shares to another third-party consultant as consideration for signing a services contract for the Ancient Eastern Garden project at Fernie Castle in Scotland, UK. The shares were valued at $980.00 per share, based on the closing market price on August 26, 2024. As a result, $26,164 was recognized as construction in progress, with $24 recorded as common stock and $26,140 recorded as additional paid-in capital in the consolidated financial statements.

On September 18, 2024, the Company completed the Offering 2024, wherein a total of 3,112 units were issued at an offering price of $787.50 per unit, for a total purchase price of approximately $2.45 million. Each unit includes one ordinary share of the Company, par value $0.875, one September 2024 Series A Warrant to purchase one Ordinary Share at an exercise price of $1,181.25 per share, and one September 2024 Series B Warrant to purchase such number of Ordinary Shares as shall be determined on the Reset Date, as defined therein. The Purchaser Warrants are immediately exercisable on the date of issuance, expire on the three year and six month anniversary of the date of issuance, and have certain downward pricing adjustment mechanisms, including with respect to any subsequent equity sale that is deemed to be a dilutive issuance and a reset on the Reset Date (as defined in the Purchaser Warrants), in which case the Purchaser Warrants will be subject to a floor price of $189.00 per share, as set forth in the Purchaser Warrants.

The Company received net cash proceeds of approximately $2.17 million (after deducting the placement agent fee and expenses of the Offering). The Company intends to use the net cash proceeds from the Offering for working capital and general corporate purposes.

From October 31, 2024 to November 7, 2024, the investors fully exercised their September 2024 Series B Warrants, resulting in the issuance of a total of 9,781 Ordinary Shares by the Company. The Company received cash proceeds of $8,558, representing the aggregate par value of the shares issued.

The exercise price of September 2024 Series A Warrants was adjusted downward from the original $1,181.25 per share to $189.00 per share following the exercise of the September 2024 Series B Warrants. Consequently, the total number of September 2024 Series A Warrants increased from 3,112 to 19,446 units. Between November 7, 2024, and December 18, 2024, four investors exercised a total of 1,188 September 2024 Series A Warrants, generating cash proceeds of $224,400 for the Company. As of December 31, 2024, 18,258 September 2024 Series A Warrants remained outstanding, with a fair value of $1,424,932 recorded as a current liability.

In February 2025, investors exercised 1,715 September 2024 Series A Warrants at an exercise price of $189.00 per warrant. The Company received cash proceeds of $324,000, which were recorded in equity. As of December 31, 2025, 16,543 September 2024 Series A Warrants remained outstanding, with a fair value of $333,657 recorded as a current liability (see Note: Warrant Liabilities).

Reclassification of Prior Year Financial Statement Item

The Company identified and corrected a classification matter related to prior periods. To deconsolidate Mingda Tianjin Chengdu Branch for the year ended December 31, 2024, $141,225 of accumulated deficit and $141,225 of accumulated other comprehensive loss were erroneously offset against each other and not separately removed from the consolidated statements of changes in shareholders’ equity. As a result, accumulated deficit was previously understated by $141,225, and accumulated other comprehensive loss was previously overstated by the same amount. This classification error had no impact on total shareholders’ equity, net income (loss), comprehensive income (loss), or cash flows for any period presented. Correction of the classification also does not impact total shareholders’ equity, net income (loss), comprehensive income (loss), or cash flows for any period presented. Management believes this reclassification enhances the accuracy and comparability of the Company’s financial statements, and, consistent with SEC SAB 108 and SAB 99, assessed the error as immaterial under both the rollover (income statement) and iron curtain (balance sheet) methods; therefore, restatement of prior period financial statements was not required.

NOTE 10 – STATUTORY RESERVE

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

The Company deconsolidated Mingda Tianjin from its consolidated financial statements on March 5, 2025. As a result, a statutory reserve of $327,140 was eliminated from equity in the accompanying consolidated financial statements.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

New Businesses and New Market Risk

The Company has shifted its focus to the UK and other non-PRC markets. In August 2022, the Company purchased Fernie Castle, a property located in Scotland, with plans to remodel it into a multi-functional cultural venue featuring a fine dining restaurant, hotel, wedding event spaces, and gardens. In December 2022, the Company acquired a second property in Torquay, England (the “Robin Hill Property”), with plans to remodel and operate it as a hotel with restaurant facilities. Fernie Castle is currently under renovation, while the Robin Hill Property is open to the public.

To achieve these goals, the Company needs to secure experts and skilled workers from the local UK market and obtain long-term financial support. However, there is no guarantee that these new ventures will be profitable in the short to medium term, nor that the Company will have sustainable financial resources to support long-term operations. Additionally, the continuous increase in energy costs, labor shortages in the UK, and the ongoing war in Ukraine and Iran are expected to have negative impacts on the Company’s operations in the UK.

In addition, the Company is currently executing a strategic transformation to shift its business focus toward developing and monetizing a global cultural IP ecosystem. This new strategy integrates content creation and cultural tourism by converting Scotland’s Fernie Castle into an immersive Animation Art Museum. The success of the cultural IP ecosystem depends fundamentally on the Company’s ability to create and monetize original content rooted in Eastern culture that achieves significant commercial success and resonates with global audiences. However, there is no guarantee that the Company will successfully develop, commercialize, or profit from this strategy.

Legal Proceeding

Except for the following disclosure, the Company is currently not a party to any litigation of which, if determined adversely to the Company, would individually or in the aggregate be reasonably expected to have a material adverse effect on the Company’s business, operating results, cash flows or financial condition.

The Group will file a civil complaint in local district court if there is a dispute on accounts receivable with customers. Historically, the Group has won the civil complaint and received the amounts awarded by court.

The Company initiated legal proceedings against Chengdu TEDA New City in the People’s Court of Dujiangyan City, Sichuan Province, on January 9, 2023, for breach of contract and unpaid service fees totaling approximately $261,000 (RMB 1,872,419). On March 28, 2023, the court ruled in favor of the Company, ordering Chengdu TEDA to pay the full claimed amount within 10 days. The Company received a partial payment of $126,000 (RMB 907,662) on September 1, 2023. As of December 31, 2024, the remaining balance from this vendor was still outstanding. Given the deterioration of the real estate market in China, management has determined that the Company is unlikely to recover the remaining balance. Consequently, a 100% CECL rate has been applied.

Service Agreement

On January 30, 2024, MDJM, through its subsidiary FCC, entered into a service agreement with a third-party consultant, who is a scholar (“Scholar”). Under the terms of the agreement, the Scholar will utilize his cultural and academic expertise to provide professional advisory services for the Company’s Ancient Eastern Garden project at the Fernie Castle. As compensation, the Company will issue its ordinary shares to the Scholar in the following stages: (i) 27 shares (representing 0.2% of MDJM’s equity based on a total of 13,344 shares outstanding at December 31, 2023) upon signing the agreement; (ii) 27 shares upon completion of the design, planning, and construction report for the Ancient Eastern Garden project at Fernie Castle, and commencement of construction; (iii) 27 shares within one year following the second issuance of shares; and (iv) 27 shares upon completion of the overall development of the Fernie Castle project and the official operation of the hotel and Eastern Garden. This agreement is intended to be long-term. If the Company wishes to terminate the agreement, it must provide the Scholar with a three-month notice. On May 14, 2024, the Company issued 27 shares to the Scholar as the agreed-upon first-stage compensation.

On August 5, 2024, MDJM, through its subsidiary FCC, entered into a service agreement with a second scholar (“Scholar II”), who will also act as third-party consultant to the Company. Under the terms of the agreement, Scholar II will also utilize his cultural and academic expertise to provide professional advisory services for the Company’s Ancient Eastern Garden project at the Fernie Castle. As compensation, the Company will issue its ordinary shares to Scholar II in the following stages: (i) 27 shares (representing 0.2% of MDJM’s equity based on a total of 13,344 shares outstanding at December 31, 2023) upon signing the agreement; (ii) 27 shares upon completion of the design, planning, and construction report for the Ancient Eastern Garden project at Fernie Castle, and commencement of construction; (iii) 27 shares within one year following the second issuance of shares; and (iv) 27 shares upon completion of the overall development of the Fernie Castle project and the official operation of the hotel and Eastern Garden. This agreement is intended to be long-term. If the Company wishes to terminate the agreement, it must provide Scholar II with a three-month notice. On August 26, 2024, the Company issued 27 shares to Scholar II as the agreed-upon first-stage compensation.

On July 15, 2025, the Company entered into an Architectural Design Service Agreement with KENGO KUMA & ASSOCIATES, INC. for the Fernie Castle Oriental Landscape Project in Scotland. Under the agreement, the architect will provide concept design services for the renovation of the castle, as well as for the landscape, garden, museum, and lodging components. The total fixed design fee is approximately $370,000 (JPY58,000,000), payable in installments of 20% upon execution of the agreement, 30% upon midterm presentation, and 50% upon completion of the concept design phase. Reimbursable expenses, including travel costs, are payable separately. The agreement has an 18‑month term and is governed by the laws of Scotland. As of December 31, 2025, the Company had paid approximately $74,000 (JPY11,600,000) upon signing the agreement.

Pursuant to a script development agreement dated August 1, 2025 with Isabel Herguera García and Gianmarco Serra (the “Screenwriters”), the Company engaged the Screenwriters to develop and deliver the script and related materials for an animated short film currently titled “Journey to the West.” The total contractual remuneration was approximately $13,000 (10,000 Euros), payable 50% upon execution of the agreement and 50% upon final delivery and acceptance of the script. Upon delivery and acceptance, the Screenwriters exclusively assign to the Company all worldwide, perpetual, and transferable economic rights in the script and related creative elements, while retaining moral rights in accordance with applicable law. The agreement is governed by the laws of England and Wales and provides for exclusive jurisdiction in London, England. As of December 31, 2025, the Company had paid the full contractual amount.

On November 10, 2025, the Company entered into an International Production Service Agreement with ABANO PRODUCIÓNS S.L. for the animated short film Journey to the West. Under the agreement, the service provider will perform scriptwriting, graphic development, animation production, dubbing, soundtrack creation, and related technical services. The Company agreed to pay fixed fees of approximately $13,000 (10,000 Euros, excluding VAT) for scriptwriting and approximately $4,000 (3,000 Euros, excluding VAT) for graphic style development. The overall production budget is currently estimated to range from approximately $282,000 to $417,000 (210,000 to 310,000 Euros). The service provider is required to perform its services in accordance with an agreed‑upon budget and production schedule, and any budget overruns require prior written approval from the Company. All intellectual property rights in the resulting work product will be exclusively owned by the Company. The agreement is governed by the laws of England and Wales.

On November 20, 2025, the Company entered into a development and co-production agreement with H5 S.A.R.L. for an animated short film project. Under the agreement, the Company committed to fund development costs of approximately $34,000 (25,000 Euros, excluding VAT), payable in installments upon achievement of specified development milestones. Following completion of development and mutual approval to proceed to production, the Company will provide production financing, with an estimated budget ranging from approximately $336,000 to $403,000 (250,000 to 300,000 Euros). Net revenue from exploitation of the film will be shared 70% to the Company and 30% to H5, while derivative revenue will be shared 85% to the Company and 15% to H5. The agreement has a term of 10 years from the first public screening and is governed by French law. As of December 31, 2025, the Company had paid approximately $17,000 (12,500 Euros) toward development costs.

NOTE 12 – RELATED PARTY TRANSACTIONS

MDJM historically conducted real estate services business through Mingda Tianjin, a VIE that it controlled through the VIE Agreements. The shareholders of Mingda Tianjin include MDJM’s principal shareholder, Mr. Siping Xu. The VIE Agreements provided MDJM (i) the power to control Mingda Tianjin, (ii) the exposure or rights to variable returns from its involvement with Mingda Tianjin, and (iii) the ability to affect those returns through use of its power over Mingda Tianjin to affect the amount of its returns. On March 3, 2025, the board of directors of the Company resolved to terminate the contractual arrangements with Mingda Tianjin. On March 1, 2025, Mingda Beijing entered into the Termination Agreement with Mingda Tianjin and its shareholders, pursuant to which all VIE agreements were terminated. On March 5, 2025, the local authorities in Beijing issued a Notice of Deregistration of Equity Pledge to each shareholder of Mingda Tianjin, thereby formally completing the deregistration of equity pledges and officially terminating the contractual arrangements between Mingda Beijing and Mingda Tianjin.

On January 1, 2023, Mansions entered into a lease agreement with MDJM UK to rent “Fernie Castle,” a property owned by MDJM UK, for use as a hotel site. The annual rent for the property is approximately $241,000 (GBP182,500, exclusive of VAT), payable monthly on the 25th. Mansions is responsible for all operating expenses, as well as maintenance and repairs of the leased property. The lease agreement does not specify a fixed termination date, but either party may terminate the agreement by providing one month’s notice without incurring penalties. Upon termination, the property must be returned to MDJM UK. For the years ended December 31, 2025, 2024 and 2023, inter-company rent income and corresponding expenses approximately of $241,000, $233,000 and $227,000, respectively, have been eliminated in the consolidated financial statements.

On January 1, 2023, Mansions entered into a lease agreement with MDJM UK to rent “Robin Hill,” a property owned by MDJM UK, for hotel operations. The annual rent is approximately $199,000 (GBP151,000, excluding VAT, and is payable monthly on the 25th. Mansions is responsible for operating expenses, maintenance, and repairs of the leased property. The lease does not have a fixed termination date; however, it can be ended by either party with one month’s notice, without penalty. Upon termination, Mansions must return the property to MDJM UK. For the years ended December 31, 2025, 2024 and 2023, inter-company rent income and corresponding expenses approximately of $199,000, $193,000 and $188,000 have been eliminated in the consolidated financial statements.

On May 31, 2024, the Company issued 164 shares to Mr. Siping Xu, the CEO, as part of his 2024 compensation package. The shares were valued at $1,111.25 each, based on the closing market price on that date, resulting in a total share-based compensation of $181,585 for Mr. Xu.

On May 31, 2024, the Company issued 164 shares to Mr. Mengnan Wang, the CFO, as part of his 2024 compensation package. The shares were valued at $1,111.25 each, based on the closing market price on that date, resulting in a total share-based compensation of $181,585 for Mr. Wang.

In 2024, net proceeds of $2,426,460 from the private placement on September 18, 2024, and from the exercise of September 2024 Series A Warrants and September 2024 Series B Warrants associated with the placement were not deposited into MDJM’s bank account. Instead, the proceeds were deposited directly into MD UK’s bank account.

In February 2025, net proceeds of $324,000 from exercise of September 2024 Series A Warrants were not deposited into MDJM’s bank account. Instead, the proceeds were deposited directly into MD UK’s bank account.

As of December 31, 2025 and 2024, the Company owed $0 and $3,395 to its officers for unreimbursed business expenses, respectively.

NOTE 13 – SEGMENT AND GEOGRAPHIC AREA INFORMATION

The Group’s major source of income was real estate agent commissions before December 31, 2022. The Group’s major income source was the hospitality business after December 31, 2022. Geographically, revenue was primarily generated in the UK market after December 31, 2022.

The Company’s chief operating decision maker (“CODM”), identified as the Chief Executive Officer, reviews consolidated financial information for purposes of evaluating financial performance and allocating resources. The CODM does not regularly review discrete financial information by geographic region or by business line. Accordingly, management has determined that the Company operates as one operating and reportable segment.

The following tables present a summary of the Group’s revenues by source and by geographic region for the years ended December 31, 2025, 2024, and 2023.

	For the Year Ended December 31, 2025
	UK	PRC	Cayman	Elimination	Consolidated
Revenue
Hospitality	$529,638	$—	$—	$(439,974)	$89,664
Real estate agent	—	—	—	—	—
Total revenue	529,638	—	—	(439,974)	89,664
Payroll and payroll taxes	(104,205)	—	(128,599)	—	(232,804)
Professional fees	(5,080)	(30,175)	(722,209)	1	(757,463)
Other G&A expenses	(696,900)	(4,504)	(8,305)	439,974	(269,735)
Loss from operations	(276,547)	(34,679)	(859,113)	1	(1,170,338)
Other income (expenses)	(92,866)	174,792	1,047,091	—	1,129,017
Income tax	—	—	—	—	—
Net income (loss)	$(369,413)	$140,113	$187,978	$1	$(41,321)

	For the Year Ended December 31, 2024
	UK	PRC	Cayman	Elimination	Consolidated
Revenue
Hospitality	$474,627	$—		$(426,252)	$48,375
Real estate agent	—	—	—	—	—
Total revenue	474,627	—	—	(426,252)	48,375
Payroll and payroll taxes	(69,916)	(86,105)	(1,636,059)	—	(1,792,080)
Professional fees	(17,133)	(392,663)	(44,050)		(453,846)
Other G&A expenses	(669,806)	(167,956)	(180,855)	426,253	(592,364)
Loss from operations	(282,228)	(646,724)	(1,860,964)	1	(2,789,915)
Other income (expenses)	80,603	13,382	(493,274)	(1)	(399,290)
Income tax	—	—	—	—	—
Net income (loss)	$(201,625)	$(633,342)	$(2,354,238)	$—	$(3,189,205)

	For the Year Ended December 31, 2023
	UK	PRC	Cayman	Elimination	Consolidated
Revenue
Hospitality	$517,761	$—	$—	$(414,852)	$102,909
Real estate agent	—	41,954	—	—	41,954
Total revenue	517,761	41,954	—	(414,852)	144,863
Payroll and payroll taxes	(85,286)	(486,954)		—	(572,240)
Professional fees	(80,343)	(439,237)	(6,045)	—	(525,625)
Other G&A expenses	(744,796)	86,251	(127,462)	414,852	(371,155)
Loss from operations	(392,664)	(797,986)	(133,507)	—	(1,324,157)
Other income (expenses)	33,757	140,789	—		174,546
Income tax	—	(10,835)	—	—	(10,835)
Net income (loss)	$(358,907)	$(668,032)	$(133,507)	$—	$(1,160,446)

The following table summarizes long-lived assets, net by geographic region as of December 31, 2025, 2024 and 2023:

	For the Year Ended December 31,
	2025	2024	2023
UK	$3,768,594	$3,249,686	$3,305,142
PRC	—	—	2,229
Cayman	—	—	—
Long-lived assets, net	$3,768,594	$3,249,686	$3,307,371

NOTE 14 – DECONSOLIDATION

On March 3, 2025, the board of directors of the Company resolved to terminate the contractual arrangements with Mingda Tianjin. On March 1, 2025, Mingda Beijing entered into the Termination Agreement with Mingda Tianjin and its shareholders, pursuant to which all VIE agreements were terminated. As a result, Mingda Beijing ceased providing business support and related consulting services to Mingda Tianjin and was no longer recognized as a beneficial owner of Mingda Tianjin. On March 5, 2025, the local authorities in Beijing issued a Notice of Deregistration of Equity Pledge to each shareholder of Mingda Tianjin, thereby formally completing the deregistration of equity pledges and officially terminating the contractual arrangements between Mingda Beijing and Mingda Tianjin.

On June 23, 2025, the Company’s board of directors approved a resolution to initiate the voluntary dissolution of two subsidiaries in connection with the termination and deconsolidation of the VIE structure: Mingda Beijing (the WFOE) and MDJM Hong Kong. These entities did not conduct any material business operations other than maintaining the VIE structure. The WFOE was formally dissolved on August 25, 2025. As of the date of this report, the dissolution of MDJM Hong Kong remains in progress.

Accordingly, the Company’s consolidated financial statements for the year ended December 31, 2025 include the operating results of Mingda Tianjin for the period from January 1, 2025 through March 5, 2025. Effective March 5, 2025, Mingda Tianjin’s assets, liabilities, and accumulated deficit were deconsolidated from the Company’s consolidated financial statements.

The consolidated financial statements also include the operating results of Mingda Beijing for the period from January 1, 2025 through August 25, 2025. Effective August 25, 2025, Mingda Beijing’s assets, liabilities, and accumulated deficit were deconsolidated.

The following is a summary of effects of deconsolidation:

		Mingda Tianjin	Mingda Beijing
Effects of Deconsolidation	Total	(VIE)	(WFOE)
	Dr. (Cr.)	Dr. (Cr.)	Dr. (Cr.)
Assets be deconsolidated	(1,266)	(360)	(906)
Liabilities be deconsolidated	176,058	161,755	14,303
Additional paid-in capital be deconsolidated	2,572,437	2,572,437	—
Statutory reserve to be deconsolidated	327,140	327,140	—
Retained deficit be deconsolidated	(2,859,572)	(2,859,169)	(403)
Accumulated foreign currency translation be deconsolidated	(40,005)	(40,408)	403
Gain on deconsolidation	174,792	161,395	13,397

NOTE 15 – SUBSEQUENT EVENTS

Consolidation of Ordinary Shares

On January 22, 2026, at the Company’s extraordinary general meeting, the shareholders of the Company passed the resolution to authorize that in the event that the closing bid price per listed share of the Company on the Nasdaq Capital Market falls below US$1.00, each of the 10,000,000,000 authorized ordinary shares in the Company of US$0.025 par value (including all issued ordinary shares and any unissued ordinary shares) be consolidated at the consolidation ratio and effective time as the board of directors may determine at their sole discretion, provided that the consolidation ratio shall be not less than 2:1 and not more than 50:1, with such consolidated shares having the same rights and being subject to the same restrictions as set out in the Articles. On February 19, 2026, the board of directors of the Company approved a resolution to effect a 35-for-1 consolidation of its ordinary shares. Pursuant to the consolidation, each 35 authorized ordinary shares with a par value of $0.025 per share (including all issued and unissued shares) were combined into one ordinary share. As a result, the Company’s authorized share capital was reduced from 10,000,000,000 ordinary shares of $0.025 par value each to 285,714,286 ordinary shares of $0.875 par value each, having such rights and subject to such restrictions as set forth in the Articles. The accompanying consolidated financial statements have been retroactively adjusted to reflect the share consolidation.

Public Offering on February 11, 2026

On February 11, 2026, the Company closed an underwritten follow-on offering of 122,286 units, with each unit consisting of (i) one Class A Ordinary Share and (ii) one February 2026 Series A Warrant at a public offering price of $49.00 per unit (the “February 2026 Series A Warrants”), for aggregate gross proceeds of approximately $6 million, before deducting underwriting discounts and offering expenses. The Company received net proceeds of approximately $5.44 million.

The February 2026 Series A Warrants have a one-year term and are exercisable immediately upon issuance. The warrants have an initial exercise price of $49.00 per Class A ordinary share and are subject to anti-dilution reset provisions if the Company’s share price declines. The first reset occurred on February 18, 2026, reducing the exercise price to $34.30 per share. A second reset occurred on February 24, 2026, further reducing the exercise price to $24.50 per share. The February 2026 Series A Warrants also include a zero exercise price (cashless exercise) option. On February 24, 2026, the Company’s closing share price was $5.25 per share. As a result of warrant exercises, an aggregate of 386,836 ordinary shares were issued upon the exercise of the February 2026 Series A Warrants.

To register the units, the February 2026 Series A Warrants, and Class A Ordinary Shares underlying the February 2026 Series A Warrants, the Company filed (i) a registration statement on Form F-1 (File No. 333-292953), which was filed with the SEC on January 26, 2026 and declared effective by the SEC on February 9, 2026, and (ii) a registration statement on Form F-1 (File No. 333-293329), which was filed with the SEC pursuant to Rule 462(b) of the Securities Act and became effective on February 10, 2026.

Public Offering on March 2, 2026

On March 2, 2026, the Company closed a registered direct offering and issued and sold 702,858 Class A ordinary shares of the Company, par value $0.875 per share, to certain institutional investors at a purchase price of $3.55 per share. The Company received net proceeds of approximately $2.17 million at the closing.

These shares were offered by the Company pursuant to a registration statement on Form F-3 (File No.333-261347), as amended, initially filed with the SEC on November 24, 2021 and declared effective by the SEC on March 6, 2023, and a prospectus supplement to the Registration Statement filed with the SEC on March 2, 2026.

Compensation Paid to the Company’s Senior Management

On February 10, 2026, the board of directors of the Company approved a resolution authorizing the payment of bonuses totaling $140,000, consisting of $15,000 each to eight senior managers and $10,000 each to two additional senior managers, in recognition of services rendered to the Company. These individuals had previously entered into zero-payroll agreements with the Company. The bonuses were paid on February 13, 2026.